Form 20-F
period 2005-12-31
NCL CORP Ltd.
filed 2006-03-29
CIK 1318742

As filed with the Securities and Exchange Commission on March 28, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission file number 333-128780
NCL Corporation Ltd.
(Exact name of registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)

7665 Corporate Center Drive
Miami, Florida 33126
(305) 436-4000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of Class
10 5/8% Senior Notes due 2014
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,000 shares of common stock
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐            Accelerated filer ☐            Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes ☑ No

References herein to “Company”, “we”, “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries for periods subsequent to the Reorganization (“Item 7—Major Shareholders and Related Party Transactions”) and Arrasas Limited and its subsidiaries for periods prior to the Reorganization, unless stated otherwise or the context requires otherwise. We refer you to “Item 7—Major Shareholders and Related Party Transactions” for further information on the Reorganization. “NCL” refers to NCL Corporation Ltd. individually and “Star Cruises”, “Norwegian Cruise Line”, “NCL America” and “Orient Lines” refer to the Star Cruises, Norwegian Cruise Line, NCL America and Orient Lines brands, respectively. Star Cruises Limited refers to our parent company, and its subsidiaries, including the Company. References to the “U.S.” are to the United States of America and “dollars” or “$” are to U.S. dollars.

Forward Looking Statements
This annual report contains statements that are, or may be deemed to be, “forward-looking” statements. All statements other than statements of historical facts included in this annual report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Certain statements under “Item 3—Key Information—Risk factors”, “Item 4—Information on the Company”, “Item 5—Operating and Financial Review and Prospects” and elsewhere in this annual report constitute “forward-looking statements”. Some of these statements can be identified by forward-looking terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “will” and “would” or similar words. However, these words are not the exclusive means of identifying forward-looking statements. These forward-looking statements and any other projections contained in this annual report (whether made by us or by any third party) involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance or industry results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	the implementation of regulations in the United States requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
Such forward-looking statements are based on current beliefs, assumptions, expectations, estimates and projections of our directors and management regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.
Industry and market data
This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from the Cruise Lines International Association, or CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. All CLIA information relates to CLIA member lines, which represent 19 of the major North American cruise lines including NCL, which together represent 97% of the cruise capacity marketed from North America as of December 31, 2005. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk factors” and “Forward Looking Statements” in this annual report.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The selected consolidated financial and operating data presented below are for the years 2001 through 2005 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. We refer you to “Item 18— Financial Statements”.

	Years ended
	December 31,
(Dollars in thousands)	2001	2002	2003	2004	2005

Income statement data
Passenger ticket revenues	$683,634	$897,230	$971,973	$986,394	$1,184,480
Onboard and other revenues	213,177	281,852	326,060	351,892	431,674

Total revenues	896,811	1,179,082	1,298,033	1,338,286	1,616,154

Cruise operating expenses:
Commissions, transportation and other	200,101	242,921	292,453	253,583	318,918
Onboard and other	74,155	108,406	112,942	118,904	138,369
Payroll and related	115,374	179,045	204,365	243,355	320,656
Fuel	41,916	62,681	77,088	78,013	119,412
Food	58,263	75,358	79,154	81,448	94,105
Ship charter costs	—	—	—	22,046	28,603
Other operating	148,998	151,643	178,796	184,188	190,442

Total cruise operating expenses	638,807	820,054	944,798	981,537	1,210,505
Marketing, general and administrative expenses	170,189	178,704	186,923	204,560	228,205
Depreciation and amortization (1)	88,393	92,015	107,257	87,397	104,181
Impairment loss (2)	8,430	—	18,155	14,500	—

Total operating expenses	905,819	1,090,773	1,257,133	1,287,994	1,542,891

Operating (loss) income	(9,008)	88,309	40,900	50,292	73,263

Non-operating (income) expense:
Interest income	(1,428)	(1,748)	(802)	(1,434)	(4,803)
Interest expense, net of capitalized interest	52,707	53,396	50,849	48,886	87,006
Other expense (income), net (3)	1,497	1,419	4,366	11,548	(28,096)

Total non-operating expense	52,776	53,067	54,413	59,000	54,107

Net (loss) income	$(61,784)	$35,242	$(13,513)	$(8,708)	$19,156

	As of or for the
	years ended
	December 31,
(Dollars in thousands, except
operating data and ratios)	2001	2002	2003	2004	2005

Balance sheet data (as of end of period)
Cash and cash equivalents	$83,822	$116,604	$199,141	$172,424	$60,416
Property and equipment, net	2,158,450	2,479,924	2,653,786	2,515,104	3,096,456
Total assets	2,935,996	3,352,559	3,604,943	3,484,986	4,008,091
Advance ticket sales	153,811	189,175	188,364	230,601	281,849
Other current liabilities (4)	1,376,808	173,348	527,876	184,614	213,778
Current portion of long-term debt	59,777	267,916	476,995	86,198	140,694
Long-term debt	1,270,884	1,316,428	1,019,392	1,604,331	1,965,983
Other long-term liabilities (4)	7,451	1,302,967	372,589	5,734	2,631
Total shareholder’s equity	67,265	102,725	1,019,727	1,373,508	1,403,156
Operating data
Number of passengers	596,024	819,660	878,067	874,926	981,665
Passenger cruise days (5)	4,560,154	6,180,457	6,543,896	6,744,609	7,613,100
Capacity days (6)	4,613,147	5,951,273	6,277,888	6,370,096	7,172,040
Occupancy percentage (7)	98.9%	103.9%	104.2%	105.9%	106.1%
Total number of cruise ships	10	11	10	11	12
Other financial data
Net cash provided by operating activities	69,866	146,720	85,481	146,329	134,690
Net cash used in investing activities	(606,458)	(432,671)	(274,759)	(743,281)	(676,171)
Net cash provided by financing activities	556,702	318,733	271,815	570,235	429,473
Capital expenditures	607,179	383,800	294,797	740,838	656,657

Note:	Certain prior year amounts have been reclassified to conform to the current year presentation.

(1)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. In accordance with this standard, we ceased amortization of goodwill and other indefinite lived intangible assets effective January 1, 2002. In determining results of operations for periods prior to the adoption, NCL amortized $18.9 million in goodwill and other intangibles for the year ended December 31, 2001.

(2)	In 2001, the impairment loss was recorded as a result of the write-down of $8.4 million relating to the carrying value of one of our cruise ships; in 2003, the impairment loss was recorded as a result of a write-down of $15.0 million relating to the Orient Lines tradename and a write-down of $3.2 million to the carrying value of one of our cruise ships; and in 2004, the impairment loss was recorded as a result of a write-down of $14.5 million relating to the carrying value of one of our cruise ships.

(3)	For the years ended December 31, 2004 and 2005, such amount includes a $9.5 million loss and a $29.4 million gain, respectively, on translation of debt resulting from the translation of our outstanding long-term debt denominated in Euro during such years.

(4)	At December 31, 2001, 2002, 2003, 2004 and 2005, NCL had amounts due to parent of approximately $1.2 billion, $1.3 billion, $0.7 billion, $1.3 million and $3.1 million, respectively. The amounts due to parent at December 31, 2001, 2004 and 2005 were classified as other current liabilities because such amounts were due on demand. The amount due to parent at December 31, 2002 was classified as a long-term liability because Star Cruises Limited agreed not to demand repayment of such amount for 12 months from the date of the balance sheet. At December 31, 2003, $366.6 million was classified as a long-term liability because such amount was satisfied through reclassification to equity in the Reorganization and the remaining $374.8 million was classified as a current liability because such amount was repaid in the Reorganization.

(5)	Represents the number of passengers carried multiplied by the aggregate number of days of their respective cruises.

(6)	Represents double occupancy per cabin multiplied by the number of cruise days for the period.

(7)	Represents the ratio of passenger cruise days to capacity days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Risk factors
The specific risks factors set forth below, as well as the other information contained in this Annual Report on Form 20-F, are important factors, among others, that could cause our actual results to differ from our expected or historical results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. We refer you to “Item 5—Operating and Financial Review and Prospects” for a note regarding forward-looking statements.
Risks relating to our business
An increase in the supply of cruise ships without a corresponding increase in passenger demand could materially and adversely affect our financial condition and operating results.
Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of berths, has increased at a compound annual growth rate of approximately 7% from 1981 to 2005. CLIA estimates that, between the end of 2005 and 2009, the CLIA member line fleet will increase by approximately 25 additional ships, which have either been contracted for or are planned (including upgrades to capacity of vessels within the existing fleet and net of vessel retirements), representing approximately 77,700 berths or 34.1% of total CLIA member line cruise capacity in 2005. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its share of the overall vacation market, which is currently less than 5%, according to CLIA. If there is such an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates or be forced to discount our prices, which could adversely affect our financial condition and operating results.
We face intense competition.
We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated and dominated by three players. As of December 31, 2005, Carnival Corporation and Royal Caribbean Cruises Ltd., each of which may possess greater financial resources than we do, together accounted for approximately 79% of North American cruise passenger capacity in terms of berths while we, as of the same date, operating under all of our brands, accounted for approximately 9% of North American cruise passenger capacity in terms of berths. We also face competition for many itineraries from other cruise operators, such as MSC Cruises and Disney.
In addition, although a federal statute enables us to introduce three U.S.-flagged ships, operated through a U.S.-incorporated subsidiary, to cruise between and among the Hawaii islands without the need to call at a foreign port, there can be no assurance that other non-U.S. cruise operators will not obtain similar rights under a future statute. In the event that other non-U.S. cruise operators were to benefit from similar exemptions, we would face increased competition in the Hawaii islands market.
We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based casino operations, and other hotels and tourist destinations.
Adverse economic conditions in the North American region or other factors that depress the level of disposable income of consumers or consumer confidence could adversely affect our financial condition and operating results.
For each of the years ended December 31, 2003 and 2004, approximately 89% of our revenues and for the year ended December 31, 2005, approximately 90% of our revenues were derived from passengers residing in North America. Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation in North America. The possibility of future terrorist activities and other geo-political uncertainties may have a negative impact on our operating and financial position in the short term. There can be no certainty that North America, and the United States in particular, will experience economic growth in the future, nor can there be any assurance that external events similar to those experienced in the past will not recur. Due to our reliance on passengers from the United States, any such events would likely have an adverse effect on our results of operations.
The inter-island cruises that we offer in Hawaii are unique and there are greater uncertainties as to the success of such cruises.
We are the only cruise operator that offers cruise itineraries from ports in Hawaii that do not require calls at non-U.S. ports. We began offering these itineraries in the summer of 2004, and thus there is little history to indicate the likelihood of success of our future cruise offerings in Hawaii. Although we believe that our ability to offer such cruises will enable us to differentiate our brand and capitalize on the currently growing Hawaii cruise market, we cannot assure you that these cruises will ultimately be successful for us. The higher costs of hiring, training and retaining U.S. crews, complying with additional U.S. federal and Hawaii state laws and regulations, including those relating to federal minimum wage, and other factors may cause our actual results to differ materially from our expectations and thus have an adverse effect on our results of operations and financial condition.
We rely on external distribution channels for passenger bookings; major changes in the availability of external distribution channels could undermine our customer base.
In 2005, the vast majority of our passengers on our fleet booked their cruises through independent travel agents and wholesalers. These independent travel agents generally sell and market our cruises on a nonexclusive basis. Although we offer incentives to travel agents for booking our cruises that are comparable to those offered by others in the industry, there can be no guarantee that our competitors will not offer other incentives in the future. Travel agents may face increasing pressure from our competitors, particularly in North America and the United Kingdom, to sell and market these competitors’ cruises exclusively. If such exclusive arrangements were introduced, there can be no assurance that we will be able to find alternative distribution channels to ensure that our customer base would not be affected.
We rely on scheduled commercial airline services for passenger connections; increases in the price of or major changes or reduction in commercial airline services could undermine our customer base.
Some of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or otherwise, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cost of sales which would, in turn, have an adverse effect on our results of operations.
An increase in fuel prices or other cruise operating costs would have an adverse impact on our profit margins.
Fuel costs accounted for 9.9% of our total cruise operating expenses in 2005, 7.9% in 2004 and 8.2% in 2003. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. We believe that an increase in fuel prices may not be passed on to passengers in the form of increased fares. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control. Accordingly, increases in fuel prices or other cruise operating costs could have a material adverse effect on our financial condition and results of operations.
Our revenues are seasonal owing to variations in passenger fare rates and occupancy levels at different times of the year; we may not be able to generate revenues that are sufficient to cover our expenses during certain periods of the year.
The cruise industry in North America, our principal market, is seasonal, with greatest demand generally occurring during the months of June through August. This seasonality in demand has resulted in fluctuations in our revenues and operating results. The seasonality of our results is increased due to ships being taken out of service for drydocking, which we typically schedule during non-peak demand periods for such ships. Accordingly, seasonality in demand and drydocking could adversely affect our ability to generate sufficient revenues to cover expenses during certain periods of the year.
Any delays in the delivery of new cruise ships or any mechanical failures on or of our cruise ships may have an adverse effect on our results of operations.
Building a ship is subject to risks similar to those encountered in other sophisticated and lengthy projects. Delivery delays can occur as a result of problems with our shipbuilders such as insolvency, labor actions or “force majeure” events that are beyond our control and the control of the shipbuilders. We expect to take delivery of three newbuilds by December 31, 2007, including the Pride of Hawai’i, the Norwegian Pearl and the Norwegian Gem, with approximately 7,200 berths, or approximately 33% of our current total berths. We have developed our current business strategy on the assumption that these vessels will be delivered on time and that they will perform in the manner indicated by their design specifications. For further discussion on the newbuilds, we refer you to “Item 4—Information on the Company—The fleet—Current new ships on order”. A significant delay in the delivery of these new ships, or a significant performance deficiency or significant mechanical failure on or of a ship, particularly in light of decreasing availability of drydocking facilities, could have a material adverse effect on our business, results of operations and financial condition.
We are dependent upon the services of key management personnel.
We are dependent upon the collective services of all of the members of our senior management team, including Colin Veitch, NCL’s Deputy Chairman, President and Chief Executive Officer, among others. The loss of the services of any such person or several of such persons could have an adverse effect on our business. We refer you to “Item 6—Directors, Senior Management and Employees” for additional information about our management personnel.
Conducting business internationally and as a reporting company in the United States may result in increased costs.
We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. We have ship construction contracts that are denominated in Euro and a portion of our debt is denominated in Euro. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. In addition, because we have only recently become a U.S. reporting company, we are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards, including under the Sarbanes-Oxley Act of 2002 and its requirements under Section 404 relating to internal controls over financial reporting. Furthermore, our operations utilize information technology resources in performing a number of functions, some of which resources may be costly, as a result of which we must update and acquire new information resources over time. The failure to successfully implement or acquire such information resources could expose us to additional risks. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.
Future epidemics and viral outbreaks may have an adverse effect on our results of operations.
Public perception about the safety of travel and adverse publicity related to passenger illness may impact demand for cruises and adversely affect our future sales and results of operations. If any wide-ranging health scare should occur, our financial condition and operating results would likely be adversely affected.

The political environment in certain countries where we operate is uncertain and our ability to operate our business as we have in the past may be restricted.
We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest and armed hostilities. Historically, adverse international events have affected demand for cruise products generally and have had an adverse effect on us.
Adverse incidents involving cruise ships may have an adverse impact on our operating results.
The operation of cruise ships involves the risk of accidents, mechanical failures and other incidents at sea or while in port, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as a high priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships. In addition, we offer itineraries in certain parts of the world that may present challenges specific to that region. There can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors, which could have an adverse effect on sales and results of operations. Any such event involving our cruise ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety or result in increased governmental or other regulatory oversight and may therefore affect our results of operations. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. We refer you to “Item 4—Information on the Company—Company operations and cruise infrastructure—Crew and passenger safety” and “Item 8—Financial Information—Legal proceedings” for additional information about our safety provisions and litigation in which we are involved.
Amendments to the collective bargaining agreements for crew members of the Norwegian Cruise Line fleet and employment of U.S. crew members on the NCL America fleet could have an adverse impact on our financial results.
Currently, we are a party to six collective bargaining agreements. Three of our collective bargaining agreements are with the Norwegian Seamens Union and are automatically renewable annually, but will expire on December 31, 2006 if either party elects to terminate the agreement. The three remaining collective bargaining agreements are scheduled to expire in 2009. Amendments to such collective bargaining agreements in favor of the union members may increase labor costs and could have an adverse impact on our financial results.
Our U.S.-flagged ships sail in the Hawaii islands under the NCL America brand. The Pride of Aloha commenced sailing in July 2004, the Pride of America commenced sailing in June 2005 and the Pride of Hawai’i is expected to commence sailing in the summer of 2006. Under U.S. law, we are obligated to employ U.S. crew members on board these U.S.-flagged ships. Under current U.S. federal laws, the prescribed minimum wage of a non-officer crew member on board a U.S.-flagged ship operating in domestic trade is significantly higher than that of an international crew on foreign-flagged ships engaged in international trade. We incur higher expenses for benefits for the crews on our U.S.-flagged ships. The employment of U.S. crew members on board the fleet of NCL America has increased our annual labor costs. It has yet to be shown conclusively that the premium revenues commanded by our Hawaii operations will be sufficient to offset the higher costs relative to our international operations.
Unavailability of ports of call may adversely affect our results of operations.
We believe that port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, among others, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our results of operations.
We may suffer an uninsured loss, as we are not protected against all risks or lawsuits that we face.
The operation of ocean-going vessels carries an inherent risk of loss caused by adverse weather conditions, marine disaster, including oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenues or increased costs and could result in significant litigation against us.
We seek to maintain comprehensive insurance coverage at commercially reasonable rates. We believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We are not protected against all lawsuits brought against us, although certain individual claims may be covered by insurance, depending on their subject matter.
There can be no assurance that all risks are fully insured against, that any particular claim will be fully paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. We may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.
Our future operating cash flow may not be sufficient to fund future obligations, and we may not be able to obtain additional financing, if necessary, at a cost that is favorable or that meets our expectations.
To fund our capital expenditures and scheduled debt payments, we have relied primarily on cash generated from operations, bank and other borrowings and equity infusions and loans from Star Cruises Limited. Our forecasted cash flow from future operations may be adversely affected by various factors, including, among others, declines in customer demand, increased competition, overcapacity, the deterioration in general economic and business conditions, terrorist attacks, ship accidents and other incidents, adverse publicity and increases in fuel prices, as well as other factors noted under these “Risk factors” that are beyond our control. To the extent that we are required, or choose, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand and current external sources of liquidity, including committed financings, we will have to secure such financing from banks or through the offering of debt and/or equity or equity-related securities in the public or private markets. Our access to, and the cost of, financing will depend on, among other things, the maintenance of adequate credit ratings. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we cannot be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.
We are highly leveraged with a high level of floating rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility.
As of December 31, 2005, we had $2.1 billion of total debt, of which $140.7 million is the current portion of long-term borrowings. As of the same date, we had $1.4 billion in shareholder’s equity. Most of our debt has been incurred to finance ship construction. Our high level of indebtedness may adversely affect our future strategy and operations in a number of ways, including:
•	a substantial portion of our cash flow from operations will be required to service debt, thereby reducing the funds available to us for other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures and general corporate purposes, including upgrades of our current ships or the construction of new vessels, may be limited; and

•	our high level of leverage may hinder our ability to withstand competitive pressures or adjust rapidly to changing market conditions.
As of December 31, 2005, approximately 75% of our indebtedness bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities will increase as short-term interest rates increase. With respect to our debt outstanding as of December 31, 2005, a 1% increase in annual LIBOR and

EURIBOR interest rates would increase our annual interest expense in 2006 by approximately $7.9 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.
Subject to compliance with various financial and other covenants imposed by our credit facilities and the agreements governing our indebtedness, we and our subsidiaries may incur additional indebtedness from time to time, including debt to finance the purchase or completion of new ships. Our incurrence of additional debt could further exacerbate the risks described in this annual report and could result in a material adverse effect on our business, financial condition and results of operations. Our ships and substantially all our other property are pledged as collateral for our debt. We refer you to “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources”.
Risks relating to the regulatory environment in which we operate
Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, may have an adverse impact on our operating results.
As we generally derive revenue from shipboard activity in international waters and not in a particular jurisdiction, our exposure to tax is limited in some instances. Bermuda, the jurisdiction of formation of NCL and certain of our operating subsidiaries, and the Isle of Man, the jurisdiction of incorporation of certain of our operating subsidiaries, impose no tax on our income. We do, however, submit to the tax regimes of the jurisdictions in which we operate and pay taxes as required by those regimes.
The income that we derive from the international operation of ships, or Shipping Income, is exempt from U.S. federal income taxes under section 883 of the Internal Revenue Code of 1986, as amended, or the Code, based upon certain assumptions as to shareholdings and other information as of December 31, 2005, as more fully described in “Item 4—Information on the Company—Taxation—U.S. federal income taxation”. We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income is subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S.-sources, generally would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). We also would be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S.-sources each year to the extent that such income was not properly viewed as reinvested and maintained in our United States business. Interest paid or accrued by us also could be subject to branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S.-source interest). If section 883 of the Code had not applied to us in 2005, we would have been subject to U.S. corporate income tax only on the portion of our income derived from U.S.-sources. Further, a change in our operations could result in a change in the amount of U.S.-source income subject to U.S. federal income tax. Moreover, the income that we derive from our U.S.-flagged operations under the NCL America brand is subject to tax on a net basis at the graduated U.S. federal corporate income tax rates generally applicable to corporations organized in the United States. U.S.-source dividends paid by NCL America generally would be subject to a 30% withholding tax. At December 31, 2005, our U.S.-flagged operations were not in a U.S. income tax paying position because they had substantial net operating loss carry-forwards.
The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.
We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations; any changes in the current laws and regulations could lead to increased costs or decreased revenues and adversely affect our business prospects.
Some environmental groups have lobbied for more onerous oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the International Maritime Organization, commonly referred to as the IMO, the Council of the European Union and individual States are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the International Convention for the Safety of Life at Sea, commonly referred to as SOLAS, the International Convention for the Prevention of Pollution from Ships, commonly referred to as MARPOL, and the Standard of Training Certification and Watchkeeping for Seafarers, commonly referred to as STCW, and the recently adopted Manning Convention. In addition, international regulations regarding ballast water and security levels are pending. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures.
By virtue of our operations in the United States, the U.S. Federal Maritime Commission, commonly known as the FMC, requires us to maintain a $15.0 million third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Item 4—Information on the Company—Regulatory issues”.
Other regulatory changes, such as implementation of regulations in the United States requiring U.S. citizens to obtain passports for travel to additional foreign destinations, could adversely affect our results of operations.

Item 4. Information on the Company
History and development of the company
The Norwegian Cruise Line and Orient Lines brands commenced operations in 1966 and 1993, respectively. In February 2000, Star Cruises Limited, a Bermuda company with limited liability, acquired control of and subsequently became the sole owner of these operations through its subsidiary Arrasas Limited, an Isle of Man company.
In December 2003, NCL was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited. Star Cruises Limited contributed to NCL its 100% ownership interest in Arrasas Limited. Various subsidiaries were regrouped so that the entities owning or operating Bahamas-flagged ships became subsidiaries of NCL International, Ltd., a Bermuda company, and the entities owning or operating U.S.-flagged ships became subsidiaries of NCL America Holdings, Inc., a Delaware corporation. NCL International, Ltd. and NCL America Holdings, Inc. are wholly-owned by Arrasas Limited. We refer you to “Item 4—Information on the Company—Organizational structure” for a diagram of our organization.
At December 31, 2005, just under 50% of the shareholding interests in Star Cruises Limited were held by Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust, a private unit trust held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family. In addition, Resorts World Bhd (“RWB”), a Malaysian company listed on Bursa Malaysia Securities Berhad, in which the Lim Family has a substantial indirect beneficial interest, held approximately 36% of the shareholding interests in Star Cruises Limited. Star Cruises Limited’s shares are listed on the Stock Exchange of Hong Kong Limited and quoted on the Central Limit Order Book International of the Singapore Exchange Securities Trading Limited. We refer you to “Item 4—Information on the Company—Business overview” for further information.
NCL’s registered offices are located at Milner House, 18 Parliament Street, HM 12, Hamilton, Bermuda, and its principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126, United States of America, and the main telephone number at that address is (305) 436-4000. The websites for Norwegian Cruise Line, NCL America and Orient Lines are located at www.ncl.com, www.ncl.com/ncla and www.orientlines.com, respectively. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the U.S. Securities and Exchange Commission, or the SEC. Mark E. Warren, our Executive Vice President and General Counsel, is our agent for service of process at our principal executive offices.
Business overview
We are one of the leading cruise ship operators in the world and are increasing the size and modernity of our fleet. We currently operate 12 ships with over 21,700 berths, which represents approximately 9% of the overall cruise capacity in North America in terms of berths. We are in the midst of a fleet renewal program which, by the end of 2007, will add three new ships to our fleet. The addition of these new ships will result in a fleet size of 15 ships with approximately 29,000 berths. During the same period, one or more smaller and older ships that we currently charter in from Star Cruises Limited may be withdrawn from our fleet. We have a long tradition of product innovation within the cruise industry, including “Freestyle Cruising”, Hawaii expansion and “Homeland Cruising”. We offer a wide variety of itineraries focused on North America, including the only year-round cruises from New York, the only seven-day inter-island itineraries in Hawaii and a variety of itineraries in Alaska. We also offer numerous mainstream itineraries in the Caribbean, Europe and South America and have the largest cruise operation in Antarctica. We operate under three brands: Norwegian Cruise Line, NCL America (under which we offer our unique Hawaii cruises), and Orient Lines.
In addition to operating our large, competitive international fleet, we are unique in the industry in being the only major cruise line to operate U.S.-flagged ships, which enables us to offer entirely inter-island Hawaii cruises. As part of the 15 ships discussed above, the three new ships will add to our fleet by the end of 2007 approximately 7,200 berths.

Our business strategies
We seek to attract vacationers by pioneering new products and services, exploring new markets and adding modern ships to our fleet with the aim of offering a vacation product with better value and more attractive characteristics than the broader, land-based leisure alternatives with which we compete. We have a long tradition of product innovation within the cruise industry: NCL is the oldest established consumer brand in Caribbean cruising; we became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980. This tradition of innovation has continued in recent years with the launch of “Freestyle Cruising”, the development of “Homeland Cruising”, including the initiation of year-round cruises from New York, and the introduction of one-week inter-island cruises on ocean-going ships in Hawaii through our U.S.-flagged vessels, which we believe differentiate us significantly from our major competitors.
“Freestyle Cruising”. One of our most significant initiatives has been the introduction of a new style of cruising, called “Freestyle Cruising”, on board all Norwegian Cruise Line and NCL America vessels. Our primary aim has been to eliminate the traditional cruise ship practice of fixed dining schedules, assigned dinner seating, formal dress codes, and cash tipping of service staff. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to organize their onboard experience according to their own schedules and tastes. The key elements of “Freestyle Cruising” include:
•	flexible dining policy in our dining rooms; no fixed dining times or pre-assigned seating;

•	multiple dining locations ranging from casual fast-food outlets to à la carte gourmet and specialty ethnic restaurants;

•	resort-casual dress code acceptable throughout the ship, at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.
Our new ships have been designed and built for “Freestyle Cruising”, which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises.
Hawaii expansion. We are one of the pioneers of the Hawaii cruise market and have offered cruises in Hawaii since 1998 and have been the industry leader in Hawaii since 2001. Initially, our cruises were on non-U.S.-flagged vessels and were required to call on a foreign port during each cruise to comply with the provisions of the U.S. Jones Act. As a result, since 1998, our Hawaii cruises called on Fanning Island in the Republic of Kiribati, which is the closest foreign port that complies with the Jones Act provisions and is located approximately 900 nautical miles south of the Big Island of Hawaii. We retain the exclusive right to Fanning Island through March 2007, and we are currently in negotiations to extend this exclusive right through the spring of 2009. Because our Hawaii operations consistently generated revenue and passenger yields that exceeded those of our other itineraries, and because we believe Hawaii is an attractive market for expansion as it offers premium revenues year round, in February 2003, we sought and received U.S. Congressional permission to operate in the Hawaii inter-island trade. As a result, we are currently the only ocean-going cruise ship operator capable of offering seven-day itineraries and entirely inter-island cruises in Hawaii which we believe more attractive to our customers than longer itineraries.
Pursuant to federal law, we were permitted to re-flag an existing non-U.S.-flagged ship in our fleet as a U.S.-flagged ship and complete the construction of two additional U.S.-flagged vessels outside the United States. As a result, three of our ships will be able to cruise between and among ports in Hawaii without the need to call at a foreign port. The 2,000-berth Pride of Aloha commenced sailing seven-day inter-island cruises from Honolulu in July 2004. The Pride of America, our first newly built U.S.-flagged ship, commenced sailing seven-day inter-island cruises from Honolulu in the summer of 2005. It added 2,140 berths to our fleet and features more private balcony cabins than any other ship in our fleet. The Pride of Hawai’i, our third U.S.-flagged ship and also a new purpose-built vessel for “Freestyle Cruising”, is expected to commence sailing in the summer of 2006, adding a further 2,480 berths to our fleet. In total, we expect to offer over 6,600 berths on U.S.-flagged vessels on weekly inter-island Hawaii cruises by the summer of 2006.
Fleet renewal. An important element of our strategy since our acquisition by Star Cruises Limited in 2000 has been to make significant investments in the renewal of our fleet, with the aim of having the youngest fleet in the industry by 2010. We are in the midst of a fleet renewal program, which, by the end of 2007, will add three new ships to our fleet, for a total of ten modern ships added to our fleet since 1999. These three ships have approximately 7,200 berths, or approximately 33% of our total berths of our existing fleet as of December 31, 2005. The total cost of these three new ships is currently estimated to be the Euro equivalent of $1.4 billion (based on the exchange rate on December 31, 2005), of which we had paid $402.6 million as of December 31, 2005. The addition of these new ships will result in a fleet size of 15 ships with approximately 29,000 berths. During the same period, one or more smaller ships may be withdrawn from our fleet. Renewal of our fleet is expected to enhance our results because:
•	new ships are more attractive to passengers;

•	new ships are larger and have a more profitable mix of cabins, including a higher percentage of cabins with private balconies for which passengers are willing to pay a premium;

•	our new ships are faster than many of our competitors’ vessels, giving us more flexibility in designing new and attractive itineraries;

•	new ships tend to provide greater operating economies of scale and are designed to promote increased onboard spending; and

•	new ships can be custom-designed and built for our current product offerings, such as “Freestyle Cruising,” and allow for more product consistency.
In 2004, we transferred ownership of six of our older cruise ships to our parent, Star Cruises Limited. We continue to operate five of these ships under charter agreements with our parent at December 31, 2005. These charter agreements afford us the flexibility to return our older ships to Star Cruises Limited as new, modern ships enter our fleet over time, without relying on the secondary sale market. For example, we took delivery of our new ship, the Norwegian Jewel, in August 2005, and in that month we ended the charter for one of the six ships, the Norwegian Sea, and returned the ship to Star Cruises Limited.
“Homeland Cruising”. We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers, thus eliminating the need for vacationers to fly to distant ports to board a vessel and reducing the overall cost and duration of a vacation. We branded this initiative as “Homeland Cruising” in response to changing consumer travel patterns in recent years. We are, for example, the only brand operating year-round from Honolulu and New York, the largest population center in the United States; the only brand operating throughout the winter season from Charleston and Houston; and the only brand operating Bermuda cruises from all three of the main northeastern ports: Boston; New York; and Philadelphia.
The fleet
Norwegian Cruise Line’s ships
As of December 31, 2005, Norwegian Cruise Line operates a fleet of nine cruise ships with a total of over 16,700 berths. The table below provides a brief description of the Norwegian Cruise Line ships:

	Year Built/		Crew		2005 Primary Areas of
Vessel (1)	Rebuilt	Berths	Capacity	Gross Tons	Operation
Norwegian Jewel	2005	2,380	1,100	92,000	Caribbean
Norwegian Dawn	2002	2,220	1,100	92,300	Bahamas, Florida, Caribbean
Norwegian Star	2001	2,240	1,100	91,000	Alaska, Mexico
Norwegian Sun	2001	1,940	903	78,300	Alaska, Caribbean
Norwegian Majesty (2)	1992/1999	1,460	702	40,900	Bermuda, Caribbean
Norwegian Wind (2)	1993/1998	1,740	656	50,800	Hawaii
Norwegian Dream (2)	1992/1998	1,740	656	50,800	Alaska, Caribbean
Norwegian Spirit (3)	1998	1,980	920	76,800	Alaska, Caribbean
Norwegian Crown (2)	1988	1,080	470	34,200	South America, Bermuda

(1)	This list does not include the Norway and the Norwegian Sea, which were transferred/returned to Star Cruises Limited in April 2004 and August 2005, respectively.

(2)	Chartered from Star Cruises Limited with the anticipation that such ships will be returned to Star Cruises Limited as new modern ships enter our fleet over time.

(3)	Previously named the SuperStar Leo, purchased from Star Cruises Limited in July 2004 for its estimated net book value of $307.6 million.
NCL America’s ships
As of December 31, 2005, NCL America currently operates two ships, with a total of over 4,100 berths. The table below provides a brief description of the NCL America ships:

			Crew		2005 Primary Areas of
Vessel	Year Built	Berths	Capacity	Gross Tons	Operation
Pride of America	2005	2,140	950	81,000	Hawaii
Pride of Aloha	1999	2,000	908	77,100	Hawaii

The Pride of America, the Pride of Aloha, the Norwegian Jewel, the Norwegian Sun, the Norwegian Star, the Norwegian Dawn and the Norwegian Spirit are characterized by state-of-the-art passenger amenities including multiple dining choices in up to ten restaurants on each ship, together with hundreds of standard private balcony cabins on each ship. Private balcony cabins are very popular with passengers and offer the opportunity for potential increased revenues by allowing us to charge a premium for each cruise experience with balcony cabins.
Orient Lines’ ship
Orient Lines currently operates the Marco Polo, with 840 berths. The table below provides a brief description of the Marco Polo:

	Year Built/		Crew
Vessel	Rebuilt	Berths	Capacity	Gross Tons	2005 Primary Areas of Operation
Marco Polo (1)	1965/1993	840	356	22,080	Scandinavia, Mediterranean,
					Antarctica, South America

(1)	Chartered from Star Cruises Limited.
The Marco Polo is ice-strengthened for cruising in Antarctica. The Norwegian Crown, which previously operated under the Orient Lines brand as the Crown Odyssey, was transferred to the Norwegian Cruise Line fleet in September 2003. The Marco Polo offers destination-oriented cruises in Europe (in the Northern summer), South America and Antarctica (in the Southern summer).

Current new ships on order
We currently have three ships on order for our fleet. The planned berth capacity and expected delivery dates of these three ships on order are as follows:

	Expected Delivery
Vessel	Date	Berths	Gross Tons

Pride of Hawai’i	Second Quarter 2006	2,480	92,000
Norwegian Pearl	Fourth Quarter 2006	2,380	92,000
Norwegian Gem	Fourth Quarter 2007	2,380	92,000

Other ships
In 2003, we purchased two U.S.-flagged ships, the United States and the Independence, with a view to expanding our eventual U.S.-flagged operations beyond Hawaii and beyond the three U.S.-flagged ships for which we have received exemptions under federal law. Under current U.S. law, existing U.S.-flagged ships may be converted in a foreign shipyard so long as any hull and superstructure work is completed in a domestic U.S. yard. If we decide to convert these two vessels into modern cruise ships, such conversion is expected to be done in a combination of U.S. and European shipyards in a way that is most economically and technically efficient. If they are converted to modern ships, the United States and the Independence would be important initiatives in our strategy to build up our NCL America brand. As U.S.-flagged ships, the United States and the Independence would not be restricted in their deployment, but would be subject to a 75% U.S. citizen ownership and control requirement. In addition to a full range of international itineraries, the ships could be used to offer coastwise short cruises from, for example, New York, Boston, San Francisco and various Gulf of Mexico and Atlantic ports and mainland U.S. itineraries where cruise products are not currently available to customers from our non-U.S.-flagged ships or our competitors. Whether to convert these ships and the timing of such a major conversion project is currently under consideration.
Ship deployment
We offer cruise itineraries ranging from one day to approximately one month and call at approximately 175 destinations worldwide, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America and Antarctica. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. We believe this strategy allows us to maintain our status as one of the three major North American cruise operators while diversifying our deployment rather than relying as heavily on the traditional mass market trades in the Caribbean and the Bahamas out of South Florida. We believe that our fleet can be deployed profitably on select itineraries within the mass market destinations and across various higher-yielding markets with itineraries covering Hawaii, Alaska, Bermuda, Europe, Canada and New England as well as the core Caribbean, Bahamas and Mexico markets. In particular, the expansion of our business in Hawaii through the deployment of three U.S.-flagged ships should increase our competitiveness in the North American cruise industry.
Ports and facilities
We have an agreement with the Port of Seattle, renewable on an annual basis, for the exclusive weekend use of the Bell Street Pier during the Alaska cruise season (from late May until September). We also have contracts with the Government of Bermuda whereby the Norwegian Majesty and the Norwegian Crown are permitted to call each season in Bermuda from Boston, New York, Charleston and Philadelphia. NCL has two of the seven existing ship licenses granted to operate in the Bermuda market. These contracts are valid until the end of the 2007 Bermuda season (from April to October), when itineraries to Bermuda are available. In addition, NCL has permits or approval to operate the Norwegian Dawn and Norwegian Spirit to Bermuda in 2006 and 2007 as part of its 7-day Bermuda/Bahamas and Caribbean itineraries. In addition, we own an uninhabited private out-island in the Bahamas, Great Stirrup Cay, that we utilize as a port-of-call on some of our itineraries.

We have an agreement for the exclusive use of Fanning Island, an island approximately 900 nautical miles south of Hawaii, until April 1, 2007, and for a number of years we have operated a round-trip Honolulu-Fanning Island cruise itinerary in Hawaii.
In June 2004, we entered into a contract with the City of New York pursuant to which we will receive preferential berths on specific piers in New York City’s cruise terminals. In return, we have committed to carry at least 5.8 million passengers to and from New York City between 2005 and 2018. New York City has also committed to modernize and renovate its cruise terminal facilities.
To enable Orient Lines to call at a variety of ports, we perform turn-around operations in a number of different ports and have a policy of not designating a homeport for the Marco Polo. The Marco Polo visited over 120 different ports of call in 2005.
Except as discussed above, we do not lease any port facilities and have no other fixed arrangements to call at other ports. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.
Company revenue management
Cruise pricing and revenue management
Our cruise prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, cabin category selected and the time of year that the voyage takes place. Additional charges are levied for dining in specialty restaurants, certain beverages, gift shop purchases, spa services, shore excursions and other similar purchases.
We base our pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize net revenue per Capacity Day by matching projected availability to anticipated future passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by market segment and distribution channel. In addition, we establish a set of cabin categories throughout each cruise ship and price our cruise fares on the basis of these cabin categories—the better the cabin category, the higher the cruise fare. Typically, the published fares are established months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high level of occupancy. If the rate at which cabin inventory is sold differs from expectations, we gradually and systematically adjust the number of cabins assigned for different fares for sale as the departure date approaches. Our yield management system is designed to encourage earlier booking of higher category cabins and a more orderly booking of lower category cabins, thereby reducing the need for last minute price cuts to fill ships.
We are further developing a sophisticated revenue management system, typical of other systems used by competitors within the North American cruise market. This system tracks and forecasts demand at multiple price points per cabin category, and allows us to identify changes in demand more quickly and shorten the time to make and implement pricing decisions.
Onboard and other revenues
Cruise prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities. We capture additional revenues principally from shore excursions, beverage sales, retail sales, gaming and passenger baggage and cancellation insurance. Onboard and other revenue is an important component of our revenue base. To maximize onboard revenues, we utilize point-of-sale computer hardware and operating systems on our ships to permit “cashless” transactions for many of the products and services that our ships offer. Although we run the casinos on board all our ships (other than the ships operating in Hawaii, where gambling is prohibited) and onshore excursion sales on board all our ships, we generally enter into concession contracts for retail shops, spa services, photography and art auctions. These contracts generally entitle us to a fixed percentage of the gross or net sales derived from these concessions. We refer you to “Item 5—Operating and Financial Review and Prospects.”

Seasonality
The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the months of June through August. This predictable seasonality in demand has resulted in fluctuations in our revenues and operating results. The seasonality of our results is increased due to ships being taken out of service for drydocking, which we typically schedule during non-peak demand periods for such ships.
Sales and marketing
Travel agent relationships
In 2005, a vast majority of our passengers booked their cruises through independent travel agents who sell our itineraries on a non-exclusive basis. Since almost all of our sales are made through independent travel agents, a major focus of our marketing strategy is motivating and supporting the retail travel agent community. Our marketing is supported by an extensive network of approximately 20,000 independent travel agents in North America plus agents in South America, Europe, Asia and Australia.
In 2005, we opened a call center in Phoenix, Arizona. This call center will support reservation agents and passenger service functions with the goal of ensuring high quality of service to our travel partners and business continuity in the event of disaster in South Florida (such as a hurricane). In addition, we are expanding our “upsell” team in Phoenix. This is a group of agents who contact travel agents with customers booked or customers who have booked directly to offer them attractively priced upgrades where we have higher category space available that has not yet been sold.
We also have dedicated sales service staff to address inquiries from travel agents on any cruise-related subject. We employ 50 district and national account sales managers and seven regional, national account and key account sales directors in the United States who focus on the top 25% of our travel agent accounts. These accounts provided approximately 88% of our revenue generated by travel agents in 2005. Our national accounts and key account groups are dedicated to supporting the sales and marketing efforts of travel agencies that can produce significant sales volume, such as multiple-branch agencies, travel agency consortia and national marketers. We maintain a professional incentive and charter sales department catering specifically to corporations that use cruises as incentives and rewards for employee performance. Our call centers in Miami, Phoenix, London and Frankfurt have over 650 personnel and are oriented towards servicing travel agents and direct customer calls. Through our internet sites, we send specific brochure information to customers.
Print advertising and promotional resources
We believe that travel agents and passengers rely heavily on brand reputation to select a cruise line. We have a comprehensive marketing program, which includes mass-media advertising and promotion, and we seek to raise awareness among targeted segments of the public about our own cruise products and brands. Our consumer advertising uses primarily print media (mainly magazines and newspapers), and particularly travel sections, to promote retail offers in our major markets. We also advertise through direct mailings and co-operative advertising programs under which travel agents are partially reimbursed for costs they incur in connection with advertising our products and services. We believe that our brochures and other advertising materials, which include detailed descriptions of our cruise ships and itineraries, are significant factors in maintaining and enhancing our market presence and in converting the initial interest of consumers into actual cruise sales. We also advertise on television, as well as occasionally participate in network television shows such as Good Morning America, Live! With Regis and Kelly and The Apprentice.
Loyalty programs
Marketing to past passengers is an important element of our marketing strategy. We believe that marketing to past passengers is a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services. Norwegian Cruise Line and Orient Lines each have their own past passenger loyalty programs. Norwegian Cruise Line’s program, which includes NCL America, is known as the Latitudes Club and Orient Lines’ program is known as the Polo Club. Members of these programs receive periodic newsletters and mailings promoting future cruises and are often provided with benefits such as fare discounts, shipboard credits, cabin upgrades and onboard recognition.
Company operations and cruise infrastructure
Ship maintenance
In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service approximately every 24 to 30 months for a period ranging from one to two weeks for maintenance work, repairs and improvements performed in drydock. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the drydocking period and assist in performing maintenance and repair work. We lose revenue opportunity while ships are drydocked. Accordingly, drydocking work is typically performed during non-peak demand periods to minimize the adverse effect on revenues that results from ships being out of service. Drydockings are typically scheduled in spring or autumn, depending on shipyard availability and the itinerary of the ship.
Information technology
Technology is essential at all levels of our operations. Computer systems are widely used on our ships to control revenue reporting, process passenger billing, control inventory, post point-of-sale cashless transactions and track mechanical procedures.
We have implemented a new integrated computerized reservation system, called “Freestyle Connect”, that is designed to maximize inventory use together with a variety of controls and functions. “Freestyle Connect” attempts to maximize revenues with sophisticated selling limits and probability of sales features and tools that are designed to enable us to optimize cabin inventory and provide flexibility and customization capabilities to adapt quickly to the changing business environment, as well as to manage our cruise revenue goals. “Freestyle Connect” and its interface with our air management system, “Airware,” also manages our air transportation logistics. We use an integrated airline computerized reservation system, or CRS, that is designed to directly access the reservation systems of most major airlines from a single terminal. The system has eliminated the need for multi-CRS systems and provides more efficient reporting of, and control over, airline ticket purchasing when booking a cruise.
The Fidelio Cruise Shipboard Property Management System is an integrated cruise management system handling front-office and back-office operations in servicing passengers and crew members. It also adopts a “one-card-fits-all” concept, offering passengers the ease of using their Onboard Access Card for ID, gangway transit, cabin entry and for all purchases and charges onboard.
The Manpower Analysis Planning System, or MAPS, provided by Manpower Software, Ltd., is a crew information and scheduling system. The system enables us to track relevant information for all active crew, retain historic personnel information and provide assistance in the complex task of scheduling crew on board our vessels. In addition, MAPS enables us to automate several processes that were performed manually, including travel requests, tracking required training and creating crew manifest lists.
We maintain home pages on the Internet that give users throughout the world access to information about our cruises at www.ncl.com, www.ncl.com/ncla, and www.orientlines.com. Through our Internet sites, we can communicate directly with customers in identifying short-term and long-term travel plans and to send specific brochure information to customers. We also follow up on contacts made through our websites with telemarketing efforts.
Suppliers
Our largest purchases are for ship construction and acquisition. Our largest operating purchases are for travel agent services, passenger airfare, passenger food and beverages, advertising and marketing, fuel and oil, and hotel supplies for our ships. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars and Euro. Payment terms granted by the suppliers are generally customary terms for the cruise industry.
Crew and passenger safety
We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies on board.
Our fleet is equipped with modern navigational control and fire prevention and control systems. Our ships have continuously been upgraded since the acquisition of NCL Holding ASA (“NCLH”) by Star Cruises Limited in 2000. We have installed high-fog sprinklers in the engine rooms of the cruise ships in our fleet, as required by International Maritime Organization, commonly referred to as the IMO, regulation. The navigation centers on our ships are also equipped with voyage data recorders, or VDRs, which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents.
We have developed the Safety and Environmental Management System or SEMS. This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support decisions, fleet support, and risk management throughout the company. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and routinely audited by Det Norske Veritas, an outside consultant.
We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment on board. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. Such safety initiatives include:
•	strict alcohol and drug policy, including frequent random tests and a zero tolerance policy for alcohol use by senior officers and watch keepers at all times;

•	a policy of requiring the presence of at least two officers in the navigation center of every cruise ship while at sea (except under certain low-risk situations);

•	a comprehensive fleet safety program with six traveling safety officers;

•	“Navigation Conditions” system involving the presence of additional officers on the bridge when a cruise ship is operating in identified “yellow zones” or “red zones”—specific locations and situations identified as being potentially hazardous or deviating from the normal course of the cruise ship;

•	procedure checklists;

•	performance of an internal and external audit at least annually to ensure safety implementation, corrective action following incidents and continuous regular improvements;

•	standardization and upgrade of equipment on our ships;

•	installation of automatic identification system, or AIS, in the navigation centers of all of our ships;

•	psychological profiling of officers;

•	bridge and crew resource management courses for all bridge officers;

•	centralized and automated engine control (except on the Marco Polo);

•	additional onboard training in the use of the navigation and safety equipment;

•	stringent implementation of additional controls and procedures, which have been published as safety recommendations, following investigation analyses of incidents or accidents in other parts of the cruise industry; and

•	an experience transfer system within the fleet.
Insurance
We maintain marine insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and United States insurance markets.
In addition to the marine insurance coverage in respect of the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:
•	protection and indemnity insurance (that is, liability coverage for shipowners) on each ship;

•	war risk insurance on each ship in an amount equal to the total insured hull value. These policies cover physical damage to the ship and protection and indemnity risks not covered by our other policies because of war exclusion clauses in the hull policies or rules of the indemnity insurance organization;

•	insurance for cash on board; and

•	insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage is subject to market-standard limitations, exclusions and deductible levels. We will endeavor to obtain insurance coverage in amounts and at premiums that are commercially acceptable to us.
The Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974) and the 1976 Protocol to the Athens Convention are generally applicable to passenger ships. The United States has not ratified the Athens Convention. However, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a United States port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet been ratified, substantially increases the level of compulsory insurance which must be maintained by passenger ship operators. The timing of the ratification of the 2002 Protocol, if obtained at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level of coverage required under the 2002 Protocol.
Trademarks
We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE”, “NCL AMERICA”, “ORIENT LINES” and “NCL”, the NCL logo and the names of our cruise ships. In addition, we own registered trademarks relating to the names “FREESTYLE CRUISING” and “HOMELAND CRUISING”. We believe our NORWEGIAN CRUISE LINE, NCL AMERICA, ORIENT LINES, NCL, FREESTYLE CRUISING and HOMELAND CRUISING trademarks and the NCL and NCL AMERICA logos are widely recognized throughout North America and Europe and have considerable value.
Regulatory issues
Registration of our ships
Ten of the ships that we currently operate are registered in the Bahamas. Two of our ships, the Pride of Aloha, and the Pride of America are U.S.-flagged ships. In addition, the Pride of Hawai’i will also be U.S.-flagged upon delivery. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements, and our U.S.-registered ships are subject to laws and regulations of the U.S. federal government as well as the various states where the ships dock and sail, and to various U.S. federal regulatory agencies, including but not limited to the U.S. Public Health Service, the FMC and the U.S. Coast Guard. The United States and the Bahamas are members of the IMO and have adopted and put into effect the IMO conventions relating to ocean-going passenger ships.
U.S. law also requires vessels transporting passengers exclusively between and among ports in the United States to generally be built entirely in the United States, documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision”, that was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed cruise ships (originally contracted for in a U.S. shipyard by an unrelated party), the Pride of Hawai’i and the Pride of America, to be constructed to completion in a shipyard outside of the United States and documented under a U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the United States and meets certain U.S. citizen officer and director requirements. The Hawaii Cruise Ship Provision also authorizes the re-documentation under U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, the Pride of Aloha. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work performed on any of the three ships be performed in the United States except in case of emergency or lack of availability, and that the vessels operate primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ships deployed in Hawaii are able to cruise between U.S ports in Hawaii without the need to call at a foreign port. We refer you to “Item 4—Information on the Company—Our business strategies—Hawaii expansion”, for a discussion of our development of U.S.-flagged ships for cruising in Hawaii.

Health and environment
We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL, and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, The International Port and Ship Facility Code, or the ISPS Code, was adopted by the IMO in December 2002. For more information, we refer you to “Item 4— Information on the Company—Regulatory issues—Security and safety”.
Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. In February 2003, following a cruise aboard the Norwegian Wind, two passengers filed a complaint with the U.S. Coast Guard alleging that plastic and other wastes were discharged into the waters between Fanning Island and Hawaii. The U.S. Coast Guard and the U.S. Attorney in Hawaii have conducted an investigation into this matter. We are cooperating with the investigation. The initial conclusions of the U.S. Coast Guard are that we have not broken any law. Subject to the outcome of this investigation, we believe that we are in compliance with all material environmental laws and regulations.
In the United States, we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention, which rates our foreign-flagged ships on a 100 point scale, with 85 set as the minimum threshold, and the Food and Drug Administration, which rates our U.S.-flagged ships on a 100 point scale, with 87 as the minimum threshold. In 2005, our foreign-flagged ships scored an average of 95.40 points and our U.S.-flagged ship scored 98.33 points, which we believe is near or at the top of the range of scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.
Pursuant to FMC and the U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. In addition, we are required to obtain certificates from the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution.
We currently operate under a U.S. Government-approved Environmental Management Plan that is incorporated into the SEMS program. Among the achievements under this system are:
•	deployment of environmental officers and environmental engineers on all ships;

•	a dedicated, full time environmental staff at shoreside;

•	a comprehensive environmental training and awareness program;

•	an environmental hotline;

•	advanced wastewater treatment systems installed or in the process of being installed on 100% of the fleet;

•	NCL’s own patent-pending ballast water management system to prevent discharge of damaging non-indigenous marine species in ballast water;

•	advanced treatment systems for oily bilge water installed on all ships; and

•	an innovative bio-sludge disposal and used lube recycling programs.

Permits for Glacier Bay, Alaska and the Antarctic
In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our cruise ships in Glacier Bay National Park and Preserve. We also hold an approved initial Environmental Evaluation permit from the U.S. Environmental Protection Agency allowing the Marco Polo to operate in the Antarctic. Such permits must be periodically renewed and there can be no assurance that they will continue to be renewed or that regulations relating to the renewal of such permits, will remain unchanged in the future.
Security and safety
With effect from July 1, 1998, pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.
The ISPS Code provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues on board ships and in ports. We have been in compliance with all requirements of the ISPS Code imposed upon us as of the implementation date of July 1, 2004.
In addition to the requirements of the ISPS Code, the U.S. Congress enacted The Maritime Transportation Security Act of 2002, commonly known as the MTSA, which implements a number of security measures at ports in the United States including measures that apply to ships registered outside the United States docking at ports in the United States. The U.S. Coast Guard has recently published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the United States, provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members on board such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations.
Recent amendments to SOLAS required that ships constructed in accordance with pre-SOLAS, 1974 requirements install automatic sprinkler systems by year-end 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the United States and many other jurisdictions. At December 31, 2005, we were in compliance with these requirements.
Financial requirements
The FMC requires evidence of financial responsibility for those offering transportation on board passenger vessels operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. We are also required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.
From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the United States and the cruise industry in general.
Taxation
U.S. federal income taxation – foreign-flagged operations
The following discussion of the application to us of U.S. federal income tax laws is based upon current provisions of the U.S. Internal Revenue Code of 1986 as amended (the “Code”), legislative history, U.S. Treasury regulations, administrative rulings and court decisions. The following description is subject to change and any change could affect the continuing accuracy of this discussion. In particular, the Tax Reform Act of 1986 (the “1986 Act”)

significantly changed the U.S. federal income tax treatment of shipping income. In August 2003, the U.S. Internal Revenue Service, or the IRS, issued final regulations (the “Final Regulations”) interpreting section 883 of the Code, as amended by the 1986 Act. The Final Regulations were originally effective for taxable years beginning on or after September 25, 2003. However, pursuant to The American Jobs Creation Act of 2004, the effective date of the Final Regulations was delayed to taxable years of a foreign corporation beginning after September 24, 2004. Therefore, the Final Regulations apply to NCL’s year ended December 31, 2005, which began on January 1, 2005.
Our foreign-flagged operations derive income from the international operation of ships. Under section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the United States, are exempt from U.S. federal income taxes on (or in respect of) gross income derived from the international operation of ships. A foreign corporation will qualify for the section 883 exemption if: (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption for income from the international operation of ships (“Shipping Income”) of sufficiently broad scope to U.S. corporations (“Equivalent Exemption”) and (ii) more than 50% in value of its stock is directly or indirectly owned by individuals who are residents of one or more foreign countries that grant an Equivalent Exemption (“Stock Ownership Test”). In addition, the Final Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation requirements (“Substantiation Requirements”) in order to establish that it meets the Stock Ownership Test.
In applying the Stock Ownership Test, under section 883(c) of the Code, stock of a foreign corporation owned directly or indirectly by a corporation (i) organized in a foreign country which grants an Equivalent Exemption and (ii) whose stock is “primarily and regularly traded on an established securities market” in an Equivalent Exemption jurisdiction or in the United States, is treated as owned by individuals resident in such foreign country of organization.
We believe that NCL’s Shipping Income is exempt from U.S. federal income taxes because (i) Bermuda, NCL’s country of organization (NCL’s non-U.S. subsidiaries are disregarded for federal tax purposes), grants an Equivalent Exemption, and (ii) based upon certain assumptions as to shareholdings and other information, NCL meets the Stock Ownership Test because more than 50% in value of its stock is owned, or is treated as owned, by individuals residing in Equivalent Exemption jurisdictions—i.e., Bermuda and Malaysia.
The Final Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S.-sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day shore excursions, air and other transportation, and pre- and post-cruise land packages.
We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income will be subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S.-sources, generally would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). We also would be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S.-sources each year to the extent that such income was not properly viewed as reinvested and maintained in our United States business. Interest paid or accrued by us also could be subject to branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S.-source interest). We believe that NCL would not be subject to the 4% gross basis tax under section 887 of the Code on certain U.S.-source transportation income.
Income of NCL derived from U.S.-sources includes 100% of its income, if any, from transportation that begins and ends in the United States, and 50% of its income from transportation that either begins or ends in the United States. Income from transportation that neither begins nor ends in the United States would not be taxable. There are indications in the legislative history of the transportation income source rules that suggest that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules in the aforesaid manner is not free from doubt. If this application of the rules is correct and if section 883 of the Code did not apply to NCL at all, NCL would be subject to United States taxation on only a portion of its income.
U.S. federal income taxation – U.S.-flagged operations
Income derived from NCL’s U.S.-flagged operations (under the NCL America brand) generally is subject to U.S. federal income taxation at graduated rates of up to 35%, after an allowance for deductions. U.S.-source dividends paid by NCL America generally would be subject to a 30% withholding tax.

Organizational structure
Our corporate structure is as follows1:

[1]	All subsidiaries are 100% owned by their immediate parent companies.

[2]	NCL Corporation Ltd. is a wholly-owned subsidiary of Star Cruises Limited.

[3]	Ship-holding companies for Bahamas flagged-ships.

[4]	Operates Bahamas flag fleet, including ships under charter agreements with Star Cruises Limited (Norwegian Crown, Norwegian Dream, Norwegian Majesty, Marco Polo, and Norwegian Wind) and performs under contract with NCL America Inc. certain marketing, ticket issuance and other services.

[5]	Ship-holding companies for U.S.-flagged ships.

[6]	Operates U.S.-flagged fleet.

Property, plant and equipment
Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—The fleet” and “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources”.
Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease the approximately 182,200 square feet facility. We also lease approximately (i) 11,500 square feet of office space in Honolulu, Hawaii for administrative operations of NCL America; (ii) 10,000 square feet of office space in London, England; (iii) 5,000 square feet of office space in Germany for sales and marketing in Europe; (iv) 42,000 square feet of office space in Phoenix, Arizona for call center; (v) 130 square feet of office space in Tokyo, Japan for sales and marketing; and (vi) 860 square feet of office space in Sydney, Australia for sales and marketing.
In addition, we own an uninhabited private out-island in the Bahamas, Great Stirrup Cay that we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.
Industry
Industry background
We provide cruise vacations primarily in North America, which represents the largest vacation market in the world. According to CLIA, 9.7 million North American passengers took a cruise in 2005.
Estimates of North American-sourced cruise passengers and the number of berths marketed in North America compiled by CLIA from 2001 to 2005 are as follows:

	Cruise Passengers Sourced in	Berths Marketed in North
Calendar Year	North America (1)	America (2)
2001	6,906,000	175,855
2002	7,640,000	197,553
2003	8,195,000	215,397
2004	9,107,000	220,187
2005	9,670,000	227,717

(1)	Based on passengers carried for at least two consecutive nights for the calendar year.

(2)	As of the end of the calendar year. These figures include ships that are marketed in North America and elsewhere.
The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, Africa, the South Pacific, the Far East and India.
Based on the number of ships that are currently on order worldwide and scheduled for delivery by the end of 2006, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicate that at the end of 2005 and 2006, CLIA member lines will have an aggregate passenger capacity of 227,717 and 244,375 berths, respectively. These figures include ships that are expected to be marketed in North America and elsewhere. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, the net capacity serving North American-sourced cruise passengers is expected to increase over the next several years.
Strong industry fundamentals
We believe that the cruise industry demonstrates the following positive fundamentals:
Strong growth. Cruising is a vacation alternative with broad appeal, as it offers a wide range of products to suit the preferences of vacationing customers of many ages, backgrounds and interests. Since 1981, cruising has been one of the fastest growing segments of the vacation market. According to CLIA, in 1981 approximately 1.5 million North American-sourced passengers took cruises of two consecutive nights or more. CLIA estimates that this number reached approximately 9.7 million passengers in 2005, a compound annual growth rate of approximately 7% since 1981. Despite this growth, we believe that, based on CLIA’s research, cruising still represents less than 5% of the North American vacation market.
Attractive demographics. The cruise market represents a broad demographic spectrum and appeals to virtually all demographic categories. Based on CLIA’s review of industry surveys, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 127.9 million people. Also according to CLIA, the average cruise customer is 55 years old with a household income of $71,000. We believe this represents a very attractive segment of the population. The U.S. Census Bureau has reported that the 55 to 64 age group is the fastest growing age group in the United States.
Low penetration rates. According to CLIA, only 16% of the U.S. population has ever taken a cruise. This percentage is expected to increase as the market for first-time cruise passengers continues to expand.
High level of guest satisfaction. Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations, according to CLIA’s research. In North America, industry studies indicate that approximately 80% of cruise passengers find service and dining to be much better than, or as good as, other vacations. We believe that these high satisfaction ratings translate into a high rate of repeat customers. A high rate of repeat customers helps increase the overall demand for cruising.
Strong value proposition. As compared to land-based alternatives, we believe cruise vacations offer significant value to the customer without compromising the quality of the vacation product. According to industry studies in North America, 69% of cruise passengers find the value of a cruise to be better than, or as good as, other vacations.
Continued product innovation. The cruise industry continues to be innovative by introducing larger ships with modern designs, an even wider array of onboard activities, dining options and new itineraries.

Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain statements under this caption “Item 5—Operating and Financial Review and Prospects—Management’s discussion and analysis of financial condition and results of operations,” and elsewhere in this annual report, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” and “future,” and for similar expressions. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business, and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorists attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	changes in interest rates, fuel costs or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs, such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	the implementation of regulations in the United States requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Such forward-looking statements are based on current beliefs, assumptions, expectations, estimates and projections of our directors and management regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.
Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and is commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.
Please see a reconciliation of these measures to items in our financial statements on page 39.

Overview
Our revenues consist of the following:
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues are derived from the sale of passenger tickets. Passenger ticket sales primarily consist of payments for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include payments for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Revenues from passenger ticket sales are generally collected from passengers prior to their departure on the cruise.
Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, retail sales, gaming and passenger baggage and cancellation insurance. Onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.
Our operating cruise expenses are classified as follows:
•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•	Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, land packages, cancellation fees, and sales of vacation package insurance.

•	Payroll and related expenses represent the cost of wages and benefits for shipboard employees.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers on board a particular cruise ship.

•	Ship charter costs consist of amounts paid for chartering ships for the fleet.

•	Other operating cruise expenses consist of costs such as repairs and maintenance, ship insurance and other ship expenses.
We do not allocate payroll and related costs, food costs, or other ship operating costs to passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.
Critical accounting policies
Our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship accounting
Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated salvage value of the ship. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred.
We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2005 would have increased by approximately $1.6 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by approximately $11.6 million.
Our estimates for ship accounting, we believe, are reasonable and our methods are consistently applied. We believe that depreciation expense is based on a rational and systematic method to allocate our ships’ costs to the periods that benefit from the ships’ usage.
Asset impairment
We review our long-lived assets, principally ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.
Goodwill and other indefinite-lived assets, principally trade names, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.
We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there were a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record a material impairment charge.
Contingencies
Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, as amended, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.
Recent accounting pronouncements
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised 2004) “Share-Based Payment,” (“SFAS 123R”). This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires the measurement and recognition of compensation expense at fair value of employee stock awards, except for employee purchase plans if they meet certain conditions. Compensation expense for awards and related tax effects shall be recognized as they vest. Through December 31, 2005, we used the intrinsic-value method to measure compensation expense for stock-based awards to our employees under APB Opinion No. 25 and disclosed pro forma information. In April 2005, the Securities and Exchange Commission (“SEC”) issued a rule that amends the implementation dates for SFAS 123R. The new SEC rule calls for the implementation of SFAS 123R at the beginning of the first quarter of 2006, instead of the third quarter of 2005. For previously issued awards, we will adopt SFAS 123R on a prospective basis and recognize compensation expense on the unvested portion of the awards over the remaining vesting period. SFAS 123R is expected to reduce our results of operations by approximately $1.0 million for the year ended December 31, 2006.
Results of operations
We reported historical total revenues, total operating expenses, operating income and net (loss) income as shown in the following table (in thousands):

	Years Ended December 31,
	2003	2004	2005
Total revenues	$1,298,033	$1,338,286	$1,616,154

Total operating expenses	$1,257,133	$1,287,994	$1,542,891

Operating income	$40,900	$50,292	$73,263

Net (loss) income	$(13,513)	$(8,708)	$19,156

The following table presents historical operating data as a percentage of total revenues for the last three years:

	Years Ended December 31,
	2003	2004	2005
Revenues:
Passenger ticket revenues	74.9%	73.7%	73.3%
Onboard and other revenues	25.1%	26.3%	26.7%

Total revenues	100.0%	100.0%	100.0%

Cruise operating expenses
Commiss ions, transportation and other	22.5%	18.9%	19.7%
Onboard and other	8.7%	8.9%	8.6%
Payroll and related	15.8%	18.2%	19.8%
Fuel	5.9%	5.8%	7.4%
Food	6.1%	6.1%	5.8%
Ship charter costs	0.0%	1.6%	1.8%
Other operating	13.8%	13.8%	11.8%

Total cruise operating expenses	72.8%	73.3%	74.9%

Marketing, general and administrative expenses	14.4%	15.3%	14.1%
Depreciation and amortization	8.2%	6.5%	6.5%
Impairment loss	1.4%	1.1%	0.0%

Total operating expenses	96.8%	96.2%	95.5%

Operating income	3.2%	3.8%	4.5%

Non-operating (income) expense
Interest income	(0.1)%	(0.1)%	(0.3)%
Interest expense, net of capitalized interest	3.9%	3.7%	5.4%
Other expense (income), net	0.4%	0.9%	(1.8)%

Total non-operating expense	4.2%	4.5%	3.3%

Net (loss) income	(1.0)%	(0.7)%	1.2%

The following table sets forth unaudited selected statistical information for the last three years:

	Years Ended
	December 31,
	2003	2004	2005
Passenger Carried	878,067	874,926	981,665
Passenger Cruise Days	6,543,896	6,744,609	7,613,100
Capacity Days	6,277,888	6,370,096	7,172,040
Occupancy Percentage	104.2%	105.9%	106.1%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Years Ended
	December 31,
	2003	2004	2005
Passenger ticket revenues	$971,973	$986,394	$1,184,480
Onboard and other revenues	326,060	351,892	431,674

Total revenues	1,298,033	1,338,286	1,616,154

Less:
Commissions, transportation and other	292,453	253,583	318,918
Onboard and other	112,942	118,904	138,369

Net revenues	$892,638	$965,799	$1,158,867

Capacity Days	6,277,888	6,370,096	7,172,040
Gross Yields	$206.76	$210.09	$225.34
Net Yields	$142.19	$151.61	$161.58
Gross Cruise Costs and Net Cruise Costs were calculated as follow: (in thousands, except Capacity Days and Gross and Net Cruise Costs per Capacity Day):

	Years Ended
	December 31,
	2003	2004	2005
Total cruise operating expenses	$944,798	$981,537	$1,210,505
Marketing, general and administrative expenses	186,923	204,560	228,205

Gross Cruise Costs	1,131,721	1,186,097	1,438,710

Less:
Commissions, transportation and other	292,453	253,583	318,918
Onboard and other	112,942	118,904	138,369

Net Cruise Costs	$726,326	$813,610	$981,423

Capacity Days	6,277,888	6,370,096	7,172,040
Gross Cruise Costs per Capacity Day	$180.27	$186.20	$200.60
Net Cruise Costs per Capacity Day	$115.70	$127.72	$136.84

Outlook
Following a surge in demand during the fourth quarter of 2005, demand for 2006 stabilized during the first two months of the year. As a result, we did not see as robust a “wave season” as we did in the prior year. Based upon the current demand environment, we expect Net Yields for the full year of 2006 to be up roughly 5%. However, due to the timing of our fleet expansion in the premium-priced Hawaii trade we expect Net Yields for the first quarter of 2006 to be generally flat with those of the first quarter of 2005.
Year ended December 31, 2004 compared to year ended December 31, 2005
Revenues
Total revenues increased by $277.9 million, or 20.8%, from $1.3 billion for the year ended December 31, 2004 to $1.6 billion for the year ended December 31, 2005. The increase in revenues was due to a 20.1% increase in passenger ticket revenues and a 22.7% increase in onboard and other revenues.
Passenger ticket revenues increased by $198.1 million from $986.4 million for the year ended December 31, 2004 to $1.2 billion for the year ended December 31, 2005. This increase was primarily due to a 12.6% increase in Capacity Days and an increase in cruise ticket prices reflecting a generally improved pricing environment. The increase in Capacity Days was primarily attributable to the additions of the Norwegian Spirit, the Pride of America and the Norwegian Jewel, which entered service in May 2004, June 2005 and August 2005, respectively, partially offset by the return of the Norwegian Sea to Star Cruises Limited upon expiration of the relevant charter agreement in August 2005.
Onboard and other revenues increased by $79.8 million from $351.9 million for the year ended December 31, 2004 to $431.7 million for the year ended December 31, 2005. The increase in onboard and other revenues was due to the increased Capacity Days mentioned above, our acquisition in November 2004 of Polynesian Adventure Tours, Inc., a tour bus operator in Hawaii, an increase in onboard spending resulting from changes in our deployment mix, particularly for the Pride of Aloha, and generally higher amounts spent per passenger.
Gross Yields and Net Yields for the year ended December 31, 2005 increased by 7.3% and 6.6%, respectively, compared to the year ended December 31, 2004. These increases were primarily due to increased cruise ticket prices and increased onboard spending as discussed above.
Expenses
Total cruise operating expenses increased by $229.0 million, or 23.3%, from $981.5 million for the year ended December 31, 2004 to $1.2 billion for the year ended December 31, 2005. The primary reasons for the increase are discussed below.
Commissions, transportation and other expenses increased by $65.3 million, or 25.8%, from $253.6 million for the year ended December 31, 2004 to $318.9 million for the year ended December 31, 2005. The increase was primarily due to the increase in Capacity Days, increased air transportation expenses due to a higher percentage of our fleet being deployed in Hawaii, and increased commission expenses attributable to higher cruise prices.
Onboard and other expenses increased by $19.5 million, or 16.4%, from $118.9 million for the year ended December 31, 2004 to $138.4 million for the year ended December 31, 2005. The increase in cost of sales of onboard and other revenues in the year ended December 31, 2005 was primarily related to increased Capacity Days, higher costs of sales related to increased onboard revenues, and the inclusion of a full year of cost of sales related to revenue generated by Polynesian Adventure Tours, Inc., acquired in November 2004.
Payroll and related expenses increased by $77.3 million, or 31.8%, from $243.4 million for the year ended December 31, 2004 to $320.7 million for the year ended December 31, 2005. This increase was primarily due to increased Capacity Days and higher crew costs related to the U.S. crew used on our inter-island cruises in Hawaii, which began operations in June 2004, and which expanded to two ships in June 2005.

Fuel expenses increased by $41.4 million, or 53.1%, from $78.0 million for the year ended December 31, 2004 to $119.4 million for the year ended December 31, 2005. The increase was primarily due to an increase in fuel prices. The average fuel price for 2005 increased approximately 40.0% to $282 per metric ton from $202 per metric ton in 2004.
Food expenses increased by $12.7 million, or 15.5%, from $81.4 million for the year ended December 31, 2004 to $94.1 million for the year ended December 31, 2005. The increase in food expenses was primarily due to increased Capacity Days.
Ship charter costs increased by $6.6 million, or 29.7%, from $22.0 million for the year ended December 31, 2004 to $28.6 million for the year ended December 31, 2005. This was primarily a result of the full year effect of six ships transferred to Star Cruises Limited and chartered back to us in late April 2004, partially offset by the return of the Norwegian Sea in August 2005.
Other operating expenses increased by $6.3 million, or 3.4%, from $184.2 million for the year ended December 31, 2004 to $190.4 million for the year ended December 31, 2005. The increase was primarily due to the increase in Capacity Days.
Marketing, general and administrative expenses increased by $23.6 million, or 11.6%, from $204.6 million for the year ended December 31, 2004 to $228.2 million for the year ended December 31, 2005. The increase was primarily the result of increased shoreside expenses for our Honolulu office, marketing costs related to NCL America, the introduction of the Pride of America and the Norwegian Jewel in June 2005 and August 2005, respectively, and the addition of Polynesian Adventure Tours, Inc. in November 2004.
Net Cruise Costs per Capacity Day increased by 7.1% for the year ended December 31, 2005 compared to 2004. The aforementioned increases in payroll and crew costs and fuel prices represented 5.1 and 3.4 percentage points, respectively, of this increase.
Depreciation and amortization increased by $16.8 million, or 19.2%, from $87.4 million for the year ended December 31, 2004 to $104.2 million for the year ended December 31, 2005. The increase in depreciation and amortization expense was primarily due to an increase in costs associated with ship drydocks and due to the additions of the Norwegian Spirit, the Pride of America and the Norwegian Jewel, which entered service in May 2004, June 2005 and August 2005, respectively. In 2004, depreciation expense for the six ships transferred to Star Cruises Limited was eliminated with the transfer of such ships in April of that year.
Interest income increased by $3.4 million from $1.4 million for the year ended December 31, 2004 to $4.8 million for the year ended December 31, 2005. The increase was due to higher interest rates during the year ended December 31, 2005 as compared to the year ended December 31, 2004.
Interest expense, net of capitalized interest, increased by $38.1 million, or 78.0% from $48.9 million for the year ended December 31, 2004 to $87.0 million for the year ended December 31, 2005, primarily as a result of higher interest rates and an increase in average outstanding borrowings.
Other income increased by $39.6 million from a loss of $11.5 million for the year ended December 31, 2004 to a gain of $28.1 million for the year ended December 31, 2005. The increase was due primarily to a $29.4 million foreign exchange translation gain on debt during the year ended December 31, 2005 and compared to a foreign exchange translation loss on debt of $9.5 million for the year ended December 31, 2004.
Year ended December 31, 2003 compared to year ended December 31, 2004
Revenues
Total revenues increased by $40.3 million, or 3.1%, from $1.3 billion for the year ended December 31, 2003 to $1.3 billion for the year ended December 31, 2004. The increase in revenues was due to a 1.5% increase in passenger ticket revenues and a 7.9% increase in onboard and other revenues.

Passenger ticket revenues increased by $14.4 million from $972.0 million for the year ended December 31, 2003 to $986.4 million for the year ended December 31, 2004. This increase was primarily due to a 1.5% increase in Capacity Days and an increase in cruise ticket prices. The increase in Capacity Days was primarily a result of the addition of the Norwegian Spirit, which entered service in May 2004, partially offset by the removal of the Norway from our fleet in May 2003.
Onboard and other revenues increased by $25.8 million from $326.1 million for the year ended December 31, 2003 to $351.9 million for the year ended December 31, 2004. The increase in onboard and other revenues was principally due to the increased Capacity Days mentioned above, and improved gaming revenues and shore excursion sales.
Gross Yields and Net Yields for the year ended December 31, 2004 increased by 1.6% and 6.6%, respectively, compared to the year ended December 31, 2003. These increases were primarily due to increased cruise ticket prices and increased onboard spending as discussed above.
Expenses
Total cruise operating expenses increased by $36.7 million, or 3.9%, from $944.8 million for the year ended December 31, 2003 to $981.5 million for the year ended December 31, 2004. The primary reasons for the increase are discussed below.
Commissions, transportation and other expenses decreased by $38.9 million, or 13.3%, from $292.5 million for the year ended December 31, 2003 to $253.6 million for the year ended December 31, 2004. The decrease was primarily due to a decrease in commissions and air costs as a result of fewer guests purchasing air transportation through us.
Onboard and other expenses increased by $6.0 million, or 5.3%, from $112.9 million for the year ended December 31, 2003 to $118.9 million for the year ended December 31, 2004. The increase in cost of sales of onboard and other revenues in the year ended December 31, 2004 was directly related to the increase in sales of shore excursions, which involve higher onboard cost of sales to us, partially offset by a decrease in sales of pre-cruise and post-cruise packages.
Payroll and related expenses increased by $39.0 million, or 19.1%, from $204.4 million for the year ended December 31, 2003 to $243.4 million for the year ended December 31, 2004. This increase was primarily due to increased Capacity Days and higher crew costs related to the U.S. crew used on our inter-island cruises in Hawaii, which began operating in June 2004.
Fuel expenses increased by $0.9 million, or 1.2%, from $77.1 million for the year ended December 31, 2003 to $78.0 million for the year ended December 31, 2004.
Food expenses increased by $2.3 million, or 2.9%, from $79.2 million for the year ended December 31, 2003 to $81.4 million for the year ended December 31, 2004. The increase in food expenses was primarily due to increased Capacity Days.
Other operating expenses increased by $5.4 million, or 3.0%, from $178.8 million for the year ended December 31, 2003 to $184.2 million for the year ended December 31, 2004. The increase was primarily due to an increase in Capacity Days, increased port expenses and $4.3 million for U.S. customs fines on the Norwegian Star resulting from necessary alternations to the ship’s Hawaii/Fanning Islands itinerary in response to a problem with the ship’s Azipod propulsion system in 2004. In addition, in 2003, there had been a reduction of approximately $12.4 million in other operating expenses recorded in connection with proceeds from the settlement of a loss of hire insurance claim on the Norway.
Marketing, general and administrative expenses increased by $17.6 million, or 9.4%, from $186.9 million for the year ended December 31, 2003 to $204.6 million for the year ended December 31, 2004. The increase was primarily the result of shoreside expenses for our Honolulu office and marketing costs related to NCL America.

Net Cruise Costs per Capacity Day increased by 10.4% for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase was primarily due to marketing, shoreside and U.S. crew costs associated with the start up of NCL America and the reduction in other operating expenses in 2003 resulting from the insurance settlement as discussed above.
Depreciation and amortization decreased by $19.9 million, or 18.5%, from $107.3 million for the year ended December 31, 2003 to $87.4 million for the year ended December 31, 2004. The decrease in depreciation expense was primarily due to reduced depreciation for the six ships transferred to Star Cruises Limited in April 2004 and the Norway which left the fleet in May 2003.
In the fourth quarter of 2004, we recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note from Star Cruises Limited to $12.3 million, the Norway’s estimated salvage value, and the amount we expect to collect from Star Cruises Limited, compared to an impairment loss of $3.2 million for the year ended December 31, 2003. In 2003, we recorded an impairment loss of $15.0 million related to the Orient Lines trade name which represents the amount by which the book value of the trade name exceeded the estimated fair value based on estimated then current market royalty rates and anticipated revenues associated with the Orient Lines trade name.
Interest income increased by $0.6 million from $0.8 million for the year ended December 31, 2003 to $1.4 million for the year ended December 31, 2004. The increase was due to higher cash balances maintained during the year ended December 31, 2004 as compared to the year ended December 31, 2003.
Interest expense, net of capitalized interest, decreased by $2.0 million, or 3.9%, from $50.8 million for the year ended December 31, 2003 to $48.9 million for the year ended December 31, 2004, primarily as a result of a decrease in average outstanding borrowings, offset in part by higher interest rates.
Other expense increased by $7.2 million from $4.4 million for the year ended December 31, 2003 to $11.5 million for the year ended December 31, 2004. The increase was primarily due to a $9.5 million foreign exchange translation loss on debt during the year ended December 31, 2004, partially offset by a $1.2 million gain on a foreign currency contract.
Liquidity and capital resources
Net cash provided by operating activities was $134.7 million for the year ended December 31, 2005 compared to $146.3 million for the year ended December 31, 2004. The decrease was primarily due to net income adjusted for non-cash items in 2004 was higher than in 2005 and timing differences in cash payments relating to operating assets and liabilities. Net cash provided by operating activities was $146.3 million for the year ended December 31, 2004 compared with $85.5 million for the year ended December 31, 2003. The increase was primarily related to an increase in advance ticket sales as well as timing differences in cash payments relating to operating assets and liabilities.
Capital expenditures were $0.7 billion for the year ended December 31, 2005, $0.7 billion for the year ended December 31, 2004 and $0.3 billion for the year ended December 31, 2003 and were primarily related to the deliveries of the Pride of America and the Norwegian Jewel in 2005; the purchase of the Norwegian Spirit in 2004; and the purchase of the United States and the Independence in 2003, as well as progress payments for ships under construction in all years.
Cash from financing activities was $429.5 million for the year ended December 31, 2005, principally due to draw downs on committed loan facilities to fund progress payments on ships under construction and to fund the deliveries of the Pride of America and the Norwegian Jewel. Cash from financing activities was $570.2 million for the year ended December 31, 2004. In July 2004, we issued $250.0 million of senior unsecured notes due 2014. In addition, we entered into a $300.0 million term facility and drew $180.0 million on our $500.0 million revolving credit facility (collectively the “Senior Secured Credit Facility”). These funds were used to purchase the Norwegian Spirit, to repay $408.2 million outstanding on the Norwegian Sky and Norwegian Star term loans, and for general corporate purposes. Cash from financing activities was $271.8 million for the year ended December 31, 2003, principally due to new borrowings of $375.0 million, funding from Star Cruises Limited of $240.8 million, and a capital contribution from our parent of $130.4 million, partially offset by repayment of $462.9 million in indebtedness.
Capitalized interest increased to $32.2 million for the year ended December 31, 2005 from $17.4 million for the year ended December 31, 2004 and $4.3 million for the year ended December 31, 2003 due to a higher level of investment in ships under construction.
Future capital commitments
We have three ships under construction for additional capacity of approximately 7,200 berths with scheduled deliveries in the second quarter of 2006, the fourth quarter of 2006 and the fourth quarter of 2007. The aggregate cost of the ships is approximately $1.4 billion (based on the exchange rate for the Euro at December 31, 2005), of which we had paid $402.6 million as of December 31, 2005. We refer you to “Item 5—Operating and Financial Review and Prospects—Funding sources.”
We anticipate that capital expenditures will be approximately $0.7 billion, $0.5 billion, and $0.1 billion for the years ending December 31, 2006, 2007, and 2008, respectively, and will principally relate to payments for ships under construction.
Contractual obligations
As of December 31, 2005, our contractual obligations, with initial or remaining terms in excess of one year, including interest expense on long-term debt obligations, were as follows (in thousands):

	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt obligations (1)	$2,878,327	$268,765	$271,177	$262,217	$253,515	$604,467	$1,218,186

Operating lease obligations	20,359	6,340	5,980	5,645	1,942	452	—

Ship charter obligations	65,733	26,226	23,658	11,686	3,940	223	—

Ship purchase obligations	996,062	598,812	397,250	—	—	—	—

Port facility obligations	105,397	13,109	7,788	7,515	8,009	8,170	60,806

Total	$4,065,878	$913,252	$705,853	$287,063	$267,406	$613,312	$1,278,992

(1)	Assumes LIBOR rate of 4.86% and EURIBOR of 2.706% for all periods and EURO/USD of 1.20 in 2006 and 1.25 thereafter.
Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and do not believe that, under current circumstances, a request for indemnification is probable.
As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources
As of December 31, 2005, our liquidity was $280.4 million consisting of $60.4 million in cash and cash equivalents and $220.0 million available under our Senior Secured Credit Facility. In addition, we have specific funding for the three ships under construction for the equivalent of approximately $890.5 million (based on the exchange rate as of December 31, 2005) that can be denominated in U.S. dollars or Euro. We anticipate future operating cash expenditures and scheduled debt payments will be funded through a combination of cash on hand and draw downs under our available Senior Secured Credit Facility, expected future operating cash inflows, the incurrence of additional indebtedness and the issuance of debt, equity or equity-related debt securities. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.
Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of free liquidity, limit our net debt-to-capital ratio, and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2005.
We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to obtain new borrowings will be sufficient to fund operations, debt payment requirements and capital expenditures over the next twelve-month period.
For further information about our long-term debt, we refer you to Note 4 to our consolidated financial statements on page F-10.
Financial instruments and other
General
We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to Note 6, “Financial Instruments,” to our consolidated financial statements on page F-13 for further detail.
Interest rate risk
From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. At December 31, 2005, 26% of our debt was fixed and 74% was floating, and we had no interest rate swap agreements in place. A hypothetical one percentage point increase in interest rates would increase our 2006 interest expense by approximately $7.9 million.
Foreign currency exchange rate risk
At December 31, 2005, we had no foreign currency forward contracts or options outstanding. Our primary exposure to foreign currency exchange rate risk relates to our three ships under construction and our debt agreements used to fund their construction. Our ship contracts are denominated in Euro and the associated debt agreements can be denominated in either U.S. dollars or Euro. If denominated in Euro, our principal and interest payments for the debt will be payable in Euro, and will be subject to the exchange rate of the Euro at the time these payments are due. From time to time, we enter into foreign currency forward contracts and/or options contracts for these payments.
We are also exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. Our principal net foreign currency exposure relates to the Euro. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and from time to time enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions.
Fuel price risk
Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our total cruise operating expenses, was 8.2% in 2003, 7.9% in 2004 and 9.9% in 2005. Recently we have begun to use fuel swap agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2005, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $12.5 million, maturing in 2006. The estimated fair value of these contracts at December 31, 2005 was an unrealized gain of $0.6 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2005 would increase our anticipated 2006 fuel cost by approximately $13.0 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of approximately $0.1 million.
Related party transactions
We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions” for details of our related party transactions.
Item 6. Directors, Senior Management and Employees
Directors and senior management
The members of NCL’s Board of Directors and NCL’s executive officers as of March 1, 2006 are:

Name	Age	Position with NCL
Tan Sri Lim Kok Thay	53	Chairman of the Board of Directors
David Colin Sinclair Veitch	50	Deputy Chairman of the Board of Directors, President and Chief Executive Officer
Walter L. Revell	71	Director, Chairman of the Audit Committee
Bonnie Biumi	43	Executive Vice President and Chief Financial Officer
William A. Hamlin	53	Executive Vice President of Fleet Operations
Robert M. Kritzman	45	Executive Vice President of Hawaii Operations
Andrew Stuart	42	Executive Vice President of Sales, Marketing and
		Passenger Services
Mark E. Warren	54	Executive Vice President and General Counsel
Wendell M. Hollis	53	Secretary
Julie V. Stanton	37	Resident Representative
Note: “Star Cruises Group” refers to Star Cruises Limited, our parent company, and its subsidiaries, including the Company.
Tan Sri Lim Kok Thay became the Chairman of the Board of Directors of NCL on December 16, 2003. Tan Sri Lim is Chairman, President and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; manufacturing and trading in paper and paper-related products; generation and supply of electric power and oil and gas exploration activities. Tan Sri Lim is also Chairman, President and Chief Executive of RWB and Joint Chief Executive of Asiatic Development Berhad, both of which are publicly listed companies in Malaysia and subsidiaries of Genting Berhad; a director of Resorts World Limited, Joondalup Limited, Cove Investments Limited, and GHL acting as trustee of the Golden Hope Unit Trust, which are substantial shareholders of Star Cruises Limited; the Chairman of Genting International PLC, a public company listed on the Singapore Stock Exchange and a subsidiary of Genting Berhad; and Chairman, President and Chief Executive Officer of the Star Cruises Group, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with the Star Cruises Group since the formation of Star Cruises Limited in

1993. Tan Sri Lim was also involved in the development of the Genting Highlands Resort in Malaysia and the overall concept and development of the Burswood Resort in Perth, Australia, the Adelaide casino in South Australia and Foxwoods Casino Resort in Connecticut. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979.
David Colin Sinclair Veitch became the Deputy Chairman of the Board of Directors of NCL on December 16, 2003. Mr. Veitch is the President and Chief Executive Officer of NCL and is a director of Star Cruises Limited. Before he joined our management in January 2000, Mr. Veitch was the Chief Financial Officer and Senior Vice President of Marketing and Corporate Development of Princess Cruises for approximately eight years, with responsibility at varying times for finance, marketing, international sales, strategic planning and corporate development. In addition, beginning in mid-1998, he was also the executive in charge of Princess Cruises’ sister company, P&O Cruises (Australia). Mr. Veitch graduated with a Master in Business Administration degree from the Harvard Graduate School of Business in 1984 and also holds a Bachelor of Science degree with First Class Honours from the University of London.
Walter L. Revell became a member of our Board of Directors and Chairman of the Audit Committee in June 2005. Mr. Revell is Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Mr. Revell also serves as a Director and Chairman of the Audit Committee of The St. Joe Company, a publicly traded company that is Florida’s largest land owner and real estate developer; as a Director of Rinker Group Limited, a large multinational corporation based in Australia with extensive operations in the United States; as a Director of Calpine Corporation, one of the largest electric power producers in North America, and as a Director of International Finance Bank in Miami, Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to the new parent company, T.Y. Lin International, in San Francisco.
Bonnie Biumi is the Executive Vice President and Chief Financial Officer of NCL who joined us in July 2005. Ms. Biumi was the Senior Vice President and Treasurer at Royal Caribbean Cruises Ltd. and worked there since 1999. Prior to that Ms. Biumi was Chief Financial Officer of two separate public companies, an equipment rental company and a telecommunications service provider. Ms. Biumi is a Certified Public Accountant with 11 years experience at Price Waterhouse in Miami. Ms. Biumi graduated with a Bachelor of Science degree with honors in Business Administration from the University of Florida.
William A. Hamlin is the Executive Vice President of Fleet Operations of NCL. Prior to joining us in June 2004, Mr. Hamlin served as President of the America Region of APL Limited, which is part of the NOL Group based in Oakland, California. He also served as President of North American Operations, and Vice President of Operations for the America Region. Prior to joining APL, Mr. Hamlin held positions with Sea-Land, United States Line and other marine organizations. Mr. Hamlin has over 25 years of marine and logistics experience. Mr. Hamlin attended the University of Maine in Orono.
Robert M. Kritzman is the Executive Vice President of our Hawaii Operations. Mr. Kritzman previously was our Senior Vice President and General Counsel. Prior to joining us in June 1990, Mr. Kritzman was an attorney with the law firm of McDermott, Will & Emery. He obtained a Bachelor of Science degree in Economics and a Juris Doctorate degree from the University of Florida. Mr. Kritzman serves on the boards of the International Council of Cruise Lines and the North West Cruiseship Association. Mr. Kritzman is based in NCL America Inc.’s offices in Honolulu, Hawaii.
Andrew Stuart is the Executive Vice President of Sales, Marketing and Passenger Services of NCL. He previously held the position of Senior Vice President of Marketing and Sales since August 1998 and, prior to that, he was our Senior Vice President of Passenger Services. He is currently Chairman of CLIA. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Mark E. Warren is the Executive Vice President and General Counsel of NCL who joined us in August 2003. Mr. Warren was formerly a partner in the Los Angeles, California and Washington, D.C. offices of the law firm of Gibson, Dunn & Crutcher. Mr. Warren previously served as Senior Vice President and General Counsel of Princess Cruises. He also worked in the federal government, previously serving on both the U.S. Senate and White House staff of Walter F. Mondale. Mr. Warren serves on the Board of Directors of The West of England Protection and Indemnity Association, one of our two Protection and Indemnity clubs. Mr. Warren graduated with a Bachelor of Arts degree with high honors in Political Science and International Studies from Gustavus Adolphus College and a Juris Doctorate degree with honors from the University of Minnesota School of Law.
Wendell M. Hollis is the Secretary of NCL. He is a Partner of Cox Hallett Wilkinson. Mr. Hollis is a member of Lincoln’s Inn, the Bermuda Bar Association, and is the Bermuda correspondent for Tax Notes International. Mr. Hollis graduated with honors from Bristol University and completed his bar examinations in 1975 at the Inns of Court School of Law (Hons).
Julie V. Stanton is the Resident Representative of NCL in Bermuda. She is a Partner of Cox Hallett Wilkinson. Ms. Stanton is a member of the Law Society of England and Wales, the Bermuda Bar Association and the Bermuda International Business Legislative Change Committee. Ms. Stanton graduated with a Bachelor of Arts degree with honors from the University of Durham, England and completed her Solicitor’s final examinations at Lancaster Gate College of Law.
Compensation of directors and executive officers
The aggregate cash compensation paid to NCL’s directors and executive officers for the year ended December 31, 2005 was $7.0 million.
Share option scheme for shares of Star Cruises Limited
Share options are granted to certain directors of Star Cruises Limited and employees of Star Cruises Limited under The Star Cruises Employees Share Option Scheme for Executives adopted by Star Cruises Limited on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited (the “Pre-listing Employee Share Option Scheme”) and the share option scheme adopted by Star Cruises Limited on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002) (the “Post-listing Employee Share Option Scheme”) entitling them to subscribe for ordinary shares of Star Cruises Limited.
The outstanding share options under the Pre-listing Employee Share Option Scheme vest over a period of 10 years following their respective original grant dates and generally became exercisable as to 20% and 30% of the amount granted three years and four years after the grant date, respectively, with the remaining options exercisable annually in equal tranches of 10% over the remaining option period, subject to further terms and conditions set out in the relevant offer letters and provisions of the Pre-listing Employee Share Option Scheme.
Other than the share options granted on August 23, 2004 under the Post-listing Employee Share Option Scheme which, upon valid acceptance, will become exercisable in part or in full for a period of eight years commencing from two years after the date of the offer, the outstanding share options granted under the Post-listing Employee Share Option Scheme vest in seven tranches over a period of ten years from their respective dates of offer and become exercisable as to 30% and 20% of the amount granted commencing from two years and three years, respectively, after the dates of offer, with the remaining options exercisable annually in equal tranches of 10% commencing in each of the following years. All of the outstanding share options under the Post-Listing Share Option Scheme are subject to further terms and conditions set out in the relevant offer letters and provisions of the Post-Listing Employee Share Option Scheme.
As of December 31, 2005, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 975,840 and 49,045,982, respectively, including 975,840 and 5,155,181 granted to directors and executive officers, respectively. Such amounts exclude outstanding share options granted to the Chairman, President and Chief Executive Officer of the Star Cruises Group, who also serves as the Chairman of our Board of Directors. At

December 31, 2005, he had outstanding share options under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme of 7,318,798 and 3,964,350, respectively.
In 2003, we had not recorded any compensation expense in connection with the options granted and accepted under the Post-listing Employee Share Option Scheme because the subscription price of share options granted and accepted at December 31, 2003 exceeded the quoted market price of Star Cruises Limited’s ordinary shares. We recorded compensation expense in connection with the stock options granted and accepted in 2004 because the exercise price of stock options accepted in 2004 was less than the quoted market price of Star Cruises Limited’s common stock at December 31, 2004 and 2005. For the years ended December 31, 2004 and 2005, we recorded compensation expense of approximately $13,000 and $189,000, respectively, related to stock options granted and accepted in 2004.
In January 2000, Star Cruises Limited granted an option to the executive to purchase 200,000 shares of Star Cruises Limited’s common stock at $2.275 per share under the Pre-listing Employee Share Option Scheme. After adjusting for the effect of a bonus issue in August 2000 and rights issues in December 2002 and December 2003, the option entitled the executive to purchase 975,840 ordinary shares at $0.4206 per share as of December 31, 2005. The option vests over a period through 2009. The ordinary shares had a fair market value on the day of grant of $9.95 per share. The difference between the subscription price and the fair market value amounted to approximately $1,517,000. For the years ended December 31, 2003, 2004, and 2005, we recorded approximately $115,000, $154,000 and $154,000, respectively, in non-cash compensation expense.
Qualified and non-qualified benefit plans
Defined Contribution Plan. We maintain a frozen defined contribution plan (the “Plan”) for our shoreside employees. Effective January 1, 2002, the Plan was amended to cease all future employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to be qualified under section 401(a) of the Code.
401(k) Plan. In addition, we maintain a 401(k) Plan (the “401(k) Plan”). The 401(k) Plan covers substantially all of our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of the participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the Code.
Supplemental Executive Retirement Plan. We also maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the Plan and the 401(k) Plan. We record an expense for amounts due to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the Code.
We recorded expenses related to the above described defined contribution plans of approximately $2.5 million, $2.6 million and $2.5 million for the years ended December 31, 2003, 2004 and 2005, respectively. No amounts are required to be or were contributed under the SERP Plan by us as of December 31, 2003, 2004 and 2005 as the SERP Plan is unfunded.
Supplemental Senior Executive Retirement Plan. We maintain a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2004 and 2005 of approximately $8.9 million and $9.7 million, respectively, with respect to the SSERP Plan in our balance sheet. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.
We recorded an expense related to the SSERP Plan of approximately $2.0 million, $1.9 million and $0.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. No amounts are required to be or were contributed under the SSERP Plan by us at December 31, 2003, 2004 and 2005, as the SSERP Plan is unfunded. The SSERP Plan is subject to Parts 1 and 5 of ERISA.

Board practices
Terms of directors and executive officers
At the time of this annual report, all of our current directors serve until re-elected or their successors are appointed at our annual general meeting. Currently, three committees have been established by our Board of Directors: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.
The audit committee is responsible for overseeing our accounting, auditing and financial reporting processes, including the appointment of our independent auditor, determination of its compensation and oversight of its work. At the time of this annual report, Mr. Revell serves on and is the chair of our audit committee. The board of directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations. We believe that the composition and functioning of our audit committee at the time of this annual report complies with the applicable requirements of the Sarbanes-Oxley Act of 2002. We intend to fully satisfy the audit committee independence requirements under Section 10A of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, when we are required to do so under the Exchange Act and the rules promulgated by the SEC thereunder.
The compensation committee of our board of directors evaluates our CEO’s and CFO’s performance and based on such evaluation recommends to the board the compensation of our CEO and CFO. The compensation committee also reviews and makes recommendations to the board regarding compensation policies for our Executive Vice Presidents and our board, and all forms of compensation. The compensation committee also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). At the time of this annual report, Mr. Revell serves on and is the chair of our compensation committee.
The nominating and governance committee is responsible for assisting the board of directors in fulfilling its overall responsibilities with respect to identifying qualified individuals to become members of the board of directors, determining the composition of the board of directors and its committees and establishing and implementing our corporate governance principles. At the time of this annual report, Mr. Revell serves on and is the chair of our nominating and governance committee.
Our executive officers have employment agreements with us that provide for benefits upon termination of employment without cause. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors.
Employees
The following table shows the divisional allocation of our employees as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003	2004	2005
Shipboard (1)	7,854	8,843	10,088
Shoreside	1,346	1,605	1,860

Total	9,200	10,448	11,948

(1)	Does not include crew members that were on leave as of the respective dates.
Share Ownership
Item 7. Major Shareholders and Related Party Transactions
Major shareholder
Star Cruises Limited is the sole beneficial owner of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to our common shares. We have no common shares subject to options currently exercisable, or exercisable within 60 days of the date of this annual report. Star Cruises Limited has sole voting and sole investment control with respect to the common shares it beneficially owns.
As of December 31, 2005, the principal shareholders of Star Cruises Limited are:

Shareholder	Percentage Ownership in Star Cruises Limited
GHL (1)	49.93%
RWB (2)	36.01%

(1)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.

(2)	RWB is a Malaysian company listed on Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.
As a result, an aggregate of approximately 86% of Star Cruises Limited’s outstanding shares is owned by RWB and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of December 31, 2005.
Related party transactions
Transactions in connection with the Reorganization
In April 2004, Star Cruises Limited completed a reorganization transaction (the “Reorganization”) which included the formation of NCL Corporation Ltd. in December 2003.
As part of the Reorganization, $366.6 million of our liabilities that were recorded as amount due to Star Cruises Limited were capitalized as equity. In addition, substantially all of the guarantees and mortgages that had been provided by ship-owning subsidiaries of Arrasas Limited to the lenders of Star Cruises Limited were released, while substantially all of the guarantees provided by Star Cruises Limited to these subsidiaries’ lenders were also released and replaced with guarantees from us.
In addition, we transferred six of our ships, the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Norwegian Sea, the Marco Polo and the Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million along with their $403.2 million of secured indebtedness. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount. After the transfer, we entered into arrangements with Star Cruises Limited to charter-in these six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements are expected to provide us with greater flexibility in removing older vessels from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time. We believe that our arrangements with Star Cruises Limited are on terms substantially the same as arms-length transactions. When we took delivery of our new ship, the Norwegian Jewel, in August 2005, we ended the charter for the Norwegian Sea during the same month and returned the ship to Star Cruises Limited.
Contributions from Star Cruises Limited
We have been substantially funded since the inception of Arrasas Limited by inter-company advances from our parent, Star Cruises Limited. In April and September 2001, $47.2 million (inclusive of $1.5 million of interest) and $150.0 million, respectively, were repaid to Star Cruises Limited through the issuance of Arrasas Limited common stock to Star Cruises Limited.
The remaining advances from Star Cruises Limited at December 31, 2001, 2002, 2003, 2004 and 2005 of $1.2 billion, $1.3 billion, $0.7 billion, $1.3 million and $3.1 million, respectively, were non-interest bearing and unsecured. At December 31, 2001, 2004 and 2005, such amounts had no fixed repayment terms and, as a result, were classified as a current liability in our consolidated financial statements at December 31, 2001, 2004 and 2005. Star Cruises Limited agreed not to demand repayment during 2003 of the balance outstanding at December 31, 2002 and, as a result, such amount was classified as a long-term liability in our consolidated financial statements at December 31, 2002. At December 31, 2003, the $366.6 million that was capitalized as equity in connection with the Reorganization was classified as a long-term liability at December 31, 2003. The remaining balance of $374.8 million was classified as a current liability as such amount was satisfied in connection with the Reorganization transaction.
In addition, funds in the aggregate amount of $800.0 million that had been advanced to us by Star Cruises Limited at various times between February 2000 and September 2003 were converted to additional paid-in capital in September 2003. Star Cruises Limited contributed an additional $128.2 million in cash to us in December 2003 in the form of equity.
Other vessel purchases and sales
The Norwegian Sky has been reflagged and renamed the Pride of Aloha, and began offering inter-island cruises in Hawaii in July 2004. In order to continue offering the cruises that previously were provided by the Norwegian Sky, particularly its Alaska cruise itineraries, we entered into a bareboat charter agreement, in May 2004, with Star Cruises Limited to charter-in the cruise ship the Norwegian Spirit, built in 1998. We purchased the Norwegian Spirit in July 2004 with funds from the Senior Secured Credit Facility for $307.6 million, which represents the net book value of the ship at the date of the transaction including reimbursement for certain dry-docking costs and other spare parts.
During 2004, we transferred the Norway, and a related $19.7 million insurance receivable to Star Cruises Limited in exchange for a non-interest bearing promissory note in the amount of $46.5 million. The promissory note or a portion of the outstanding balance thereof was payable to us by Star Cruises Limited at the time of disposal of the ship and the recovery of certain amounts from the insurance syndicate who insured the ship in May 2003 at the time there was an incident onboard. The face value of the promissory note represented our carrying value of the Norway on April 23, 2004, which estimated the anticipated proceeds from the sale of the ship, and the estimated amount to be recovered from the insurance syndicate.
The amounts payable by us annually to Star Cruises Limited for the chartering of the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Marco Polo and the Norwegian Wind are set forth under “Item 5—Operating and Financial Review and Prospects—Contractual obligations” above, within the line item “Ship Charter Obligations”.
We refer you to Note 5 to our consolidated financial statements on page F-12, for a further discussion of our related party transactions.
Item 8. Financial Information
We refer you to Item 18—Financial Statements beginning on page F-1.
Legal proceedings
A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act by misrepresenting certain characteristics and services available to the physically impaired onboard the Norwegian Sea. In connection with the state court lawsuit, in December 2001, the trial court denied the plaintiffs’ motion for class certification, and the state appellate court upheld that denial. The state court judge granted our motion for summary judgment and the plaintiff filed an appeal which is currently pending. On June 6, 2005, the U.S. Supreme Court ruled that the ADA is applicable to foreign flagged cruise vessels that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court further ruled that retrofitting existing ships with permanent modifications is not required, pursuant to a provision of the ADA that requires only

“readily achievable” modifications. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain under the U.S. Supreme Court’s ruling.
A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that we discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of our vessels. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
In November 2000, Star Cruises Limited, through its wholly-owned subsidiary, Arrasas Limited (collectively “Star”), initiated a compulsory acquisition for the remaining stock of NCLH that it did not own at NOK13 per share. Thereafter, on December 5, 2003, the Oslo City Court ruled that Star was required to pay NOK25 per share for those shareholders who rejected the NOK13 per share price. On January 8, 2004, Star appealed and in June 2005, the appeal court ruled that the redemption price for the shares be fixed at NOK16.50 per share, plus 5.5% annual and compound interest from November 30, 2000 until payment was made. The appeal court also ordered Star to reimburse the minority shareholder’s costs in the amount of NOK2.47 million. Such amounts were paid during the year ended December 31, 2005. In addition, and pursuant to an agreement, we have also paid the amount of NOK1.50 per share to our affiliates who sold 10.9% of the shares in NCLH to us in November 2000. However, the period for appeal by the unrepresented minority shareholders may still be pending as they are determined on an individual basis. Star Cruises Limited agreed to pay on our behalf certain amounts we ultimately were obligated to pay to the shareholders as a result of this dispute. As a result of the ruling of the appeal court, we have recorded additional goodwill of $7.7 million during the year ended December 31, 2005 to reflect the final determination by the appeal court of the fair value of the price of the shares at the time of acquisition based on amounts paid to the minority shareholders and the shareholders who are our affiliates.
On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises Limited and Arrasas Limited (collectively, “Star”) as well as The Bank of New York (“BNY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCLH, and that Star was unjustly enriched. BNY brought cross claims and third-party claims against Star and us. The Court dismissed all claims by plaintiff against Star and all of BNY’s claims against Star and us, except for BNY’s claim against us for indemnification of costs and legal fees incurred in the action. On August 9, 2005, the Court granted BNY’s motion for summary judgment on the claim for indemnification of its attorneys’ fees. On December 16, 2005, Star and plaintiff entered into a settlement agreement and mutual release. On December 27, 2005, the Court ordered judgment on BNY’s indemnification claim in the amount of $2.3 million. Star Cruises Limited has agreed to pay all legal and other costs that we incur as a result of this matter. We are vigorously appealing this judgment.
For the years ended December 31, 2003, 2004 and 2005, we recorded legal and other costs in the amounts of $2.2 million, $0.2 million and $3.4 million, respectively, in connection with the minority shareholders and the BNY matters, all of which was reimbursed to us by Star Cruises Limited. In addition, of the $7.7 million paid to the minority shareholders and the shareholders who are our affiliates discussed above, Star Cruises Limited paid $6.7 million for the year ended December 31, 2005. We recorded capital contributions from our parent in amounts equal to the reimbursement to us from Star Cruises discussed above during the years ended December 31, 2003, 2004 and 2005.
A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was preliminarily approved by the court on April 21, 2005. We believe that the ultimate outcome of this matter, based on the settlement, will not have a material impact on our financial position, results of operations or cash flows.
On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. Discovery is proceeding. The case is awaiting a trial date. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

In May 2003, an explosion in the boiler room onboard the Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident are covered by our insurance. The incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. We are cooperating with the investigations. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.
On July 24, 2004, we were served with a complaint by a crewmember who alleges failure to provide maintenance and cure and failure to treat stemming from a renal ailment which developed while in the service of one of our vessels resulting in the need for dialysis and an eventual kidney transplant. Discovery has commenced. We believe that we have meritorious defenses to this claim and, accordingly, are defending vigorously this action.
On or about February 3, 2006, we were served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard vessels in the NCL fleet. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2005, we had an aggregate accrued amount of approximately $10.4 million for all pending legal matters.
Dividends
We intend to retain all currently available funds and as much as necessary of future earnings in order to fund the continued development and growth of our business. The indenture governing our 10 5/8% Senior Notes due 2014 prohibits, among other things, our ability to pay cash dividends to our shareholders above specified levels. In addition, any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant.
Significant changes
Except as identified in this annual report, no significant change in our financial condition has occurred since the date of the most recent consolidated audited financial statements contained in this annual report.
Item 9. Offer and Listing Details
Not applicable.
Item 10. Additional Information
General
We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 34678. We were incorporated on December 15, 2003 under the name NCL Holdings, Ltd. which was changed to NCL Corporation Ltd. on March 26, 2004. We have a general corporate purpose. We are wholly-owned by our parent, Star Cruises Limited.

Share capital
All of our issued and outstanding common stock are fully paid. Subject to our bye-laws and to any resolution of our shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present and in the case of an equality of votes, the resolution will fail.
In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our surplus assets, if any, remaining after the payment of all of our debts and liabilities. If we are wound up, the liquidator may, with the sanction of a resolution of our shareholders, divide amongst our shareholders all or any part of our assets and determine how such division shall be carried out as between our shareholders or different classes of shareholders.
Dividend rights
Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). Under our bye-laws, each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents. Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment.
Variation of shareholder rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.
Transfer of shares
Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his or her or its common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other form as the board may accept. The instrument of transfer must be signed by both the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of shareholders
Our bye-laws provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the unanimous written consent of our shareholders, except that the removal of directors and auditors cannot be done by unanimous written consent. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. The notice requirement for general meetings is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders present in person or by proxy and entitled to vote.
Access to books and records and public dissemination of information
Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of shareholders and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and removal of directors
Our bye-laws provide that our board shall consist of not less than two directors. Our bye-laws do not provide for cumulative voting in the election of directors. Subject to the provisions of our bye-laws, the shareholders by resolution may determine such other minimum or maximum numbers of directors.
Our bye-laws provide that the shareholders entitled to vote for the election of directors may, at any special general meeting called for that purpose, remove a director for any reason, provided that the notice of any such meeting convened for the purpose of removing a director contains a statement of the intention to remove the director and is served on that director at least 14 days before the meeting. The director is entitled to be heard at the meeting on the motion for his or her removal. Any vacancy created by the removal of a director at a special general meeting may be filled at the meeting by a resolution of the shareholders, or, in the absence of such election, by the board of directors.
Proceedings of the board of directors
Our bye-laws provide that our business is to be managed and conducted by our board of directors and our board may exercise all powers of the Company to borrow money and mortgage any of our property and assets. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by resolution of the shareholders. Our directors may also be paid all reasonable travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the board or general meetings of the Company, acting as committee members appointed by the board or otherwise in connection with our business or their duties as directors. Under Bermuda law, a director shall be deemed not to be acting honestly and in good faith if he fails to disclose at the first opportunity at a meeting of directors or by writing to the directors: (i) his or her interest in any material contract or proposed material contract with the company or any of its subsidiaries; or (ii) his or her material interest in any person that is a party to a material contract or proposed material contract with the company.
Indemnification of directors and officers
Our bye-laws indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.
Amendment of memorandum of association and bye-laws
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws may be amended in the manner provided for in the Companies Act 1981.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.
Appraisal rights and shareholder suits
Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders meeting to appraise the fair value of those shares.
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
Capitalization of profits and reserves
Pursuant to our bye-laws, our shareholders may, upon the recommendation of our board of directors, (i) capitalize any part of the amount of our share premium or other reserve accounts or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Material contracts
On December 24, 2004, we entered into a contract with Meyer Werft Shipyard to build a 2,380-berth ship, the Norwegian Pearl, for 389.0 million Euro ($460.7 million as of December 31, 2005), including an allowance for buyer’s items. The ship is anticipated to be delivered in the fourth quarter of 2006.
On May 3, 2005, we entered into a contract with Meyer Werft Shipyard to build another 2,380-berth ship, the Norwegian Gem, for 391.0 million Euro ($463.0 million as of December 31, 2005), including an allowance for buyer’s items. The ship is anticipated to be delivered in the fourth quarter of 2007.
On October 7, 2005, we signed a loan agreement allowing us to borrow up to 80% of the contract price of the two ships upon their respective delivery dates, or up to 311.2 million Euro ($368.5 million as of December 31, 2005) for the Norwegian Pearl and up to 312.8 million Euro ($370.4 million as of December 31, 2005) for the Norwegian Gem. We expect to make payments due during construction from cash flow from operations and borrowings under our revolving credit facility.
Exchange controls
Not applicable.
Documents on display
We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
We refer you to “Item 5—Operating and Financial Review and Prospects—Financial instruments and other”, for information about our market risk.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Walter L. Revell, the only current member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.
Item 16B. Code of Ethics
Our board of directors has adopted a code of conduct and ethics as defined in Item 16B of Form 20-F. The code of conduct and ethics is applicable to all of our directors, officers and employees. Our code of conduct and ethics is publicly available on our website.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our principal accounting firm, PricewaterhouseCoopers LLP, during the years ended December 31, 2004 and 2005:

	Total Fees
	For the years ended December
	2004	2005
	(in thousands of dollars)
Fees
Audit fees	$1,334	$997
Audit-related fees	26	132
Tax fees	257	313
All other fees	—	—

Total	$1,617	$1,442

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements and other statutory audit reports.
Audit-related fees in 2004 were in connection with the audit of our employee benefit plan. Audit-related fees in 2005 were in connection with the audit of our employee benefit plan and due diligence performed on our purchase of Polynesian Adventure Tours, Inc.
Tax fees in 2004 and 2005 were in connection with tax return preparation and tax advice concerning NCL America and for our European offices.
Audit committee pre-approval policies and procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.
Item 16D. Exemptions from Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

PART III
Item 17. Financial Statements
     The Registrant has responded to Item 18 in lieu of this Item.
Item 18. Financial Statements
     Reference is made to pages F-1 to F-23 of this annual report.
Item 19. Exhibits
      A list of exhibits included as part of this annual report is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

Glossary
Berths. The number of passenger beds on a cruise ship, calculated, in accordance with industry practice, by multiplying the number of passenger cabins by two beds per cabin. Berths do not represent the actual number of passenger beds on a cruise ship. The actual number of beds may be different because it is possible to furnish a cabin on a cruise ship with more or fewer than two beds per cabin.
Charter. The hire of a vessel for a specified period of time. The contract for a charter is called a charterparty. A vessel is “chartered in” by an end user and “chartered out” by the provider of the vessel.
CLIA. Cruise Lines International Association, a marketing and training organization formed in 1975 to promote cruising. CLIA is composed of 19 of the major North American cruise lines, including NCL, which together represent 97% of the cruise capacity marketed from North America.
Drydock. Large basin where all the fresh/sea water is pumped out to allow a vessel to dock in order to carry out cleaning and repairs of those parts of a vessel which are below the water line.
Gross Tons. Is a unit of enclosed passenger space on a cruise ship, such that gross ton = 100 cubic feet or 2.831 cubic meters.
IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.
Jones Act. A common name for the coastwise laws in the United States including the U.S. Merchant Marine Act of 1920, as amended, with regard to the transportation of merchandise and the Passenger Vessel Services Act with regard to the transportation of passengers.
MARPOL. The International Convention for the Prevention of Pollution from Ships, an international environmental regulation.
SOLAS. The International Convention for the Safety of Life at Sea, an international environmental regulation.
Terminal. A building in a port through which ship passengers arrive and depart.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NCL Corporation Ltd.

By:	/s/ David Colin Sinclair Veitch
Name:	David Colin Sinclair Veitch
Title:	President and Chief Executive Officer
Date: March 24, 2006

Exhibit
number	Description of exhibit
1.1	Memorandum of Association of NCL Corporation Ltd.*

1.2	Bye-Laws of NCL Corporation Ltd. *

2.1	Indenture, dated July 15, 2004, between NCL Corporation Ltd. and JPMorgan Chase Bank, N.A., as Indenture Trustee with respect to $250 million 10 5/8% Senior Notes due 2014*

4.1	$626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended by four supplemental agreements, among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.2	Fifth Supplemental Deed, dated as of 30 September 2005, to $626.9 million Syndicated Term Loan, among Norwegian Dawn Limited, NCL Corporation Ltd. and a syndicate of international banks

4.3	$225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, among Norwegian Sun Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.4	Second Supplemental Deed, dated as of 30 September 2005, to $225.0 million Norwegian Sun Loan, among Norwegian Sun Limited, NCL Corporation Ltd. and a syndicate of international banks

4.5	Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.6	Supplemental Amendments, to Euro 298.0 million Pride of America Loans, among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks

4.7	$800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, among NCL Corporation Ltd. and a syndicate of international banks.*

4.8	Supplemental Deed, dated as of 30 September 2005, to $800.0 million Senior Secured Credit Facility, among Norwegian Star Limited, Norwegian Spirit Ltd., Pride of Aloha, Inc., NCL Corporation Ltd. and a syndicate of international banks

4.9	Facility Agreement, dated as of 23 September 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks

4.10	Euro 334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.11	Supplemental Deed, dated as of 30 September 2005, to Euro 334.1 million Norwegian Jewel Loan, among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks

4.12	Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, among Pride of Hawaii, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.13	Second Supplemental Deed, dated as of 30 September 2005, to Euro 308.1 million Pride of Hawai’i Loan, among Pride of Hawaii, Inc., NCL Corporation Ltd. and a syndicate of international banks

4.14	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank.*

4.15	Bareboat Charter Agreement, dated April 20, 2004, between Crown Odyssey Limited and NCL (Bahamas) Ltd.*+

4.16	Bareboat Charter Agreement, dated April 20, 2004, between Crown Wind Limited and NCL (Bahamas) Ltd.*+

4.17	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Dream Limited and NCL (Bahamas) Ltd.*+

4.18	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Voyager Limited and NCL (Bahamas) Ltd.*+

1

Exhibit
number	Description of exhibit
4.19	Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, between Ship Holding LLC and Lloyd Werft Bremerhaven GmbH, as amended by addendum No. 1 dated March 7, 2003, addendum No. 2 dated March 14, 2003 and addendum No. 3 dated July 1, 2004.*+

4.20	Shipbuilding Contract for Hull No. 667, dated September 15, 2003, between Arrasas Limited and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated March 25, 2004.*+

4.21	Shipbuilding Contract for Hull No. 668, dated September 15, 2003, between Arrasas Limited, Pride of Hawai’i, Inc. and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated April 13, 2004.*+

4.22	Shipbuilding Contract for Hull No. S669, dated December 24, 2004, between Hull 669 Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.23	Shipbuilding Contract for Hull No. S670, dated May 3, 2005, between Newbuild Holding, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.24	Up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks.

8.1	List of subsidiaries of NCL Corporation Ltd.*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-4 (File No. 333-128780).

+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

2

NCL Corporation Ltd.

Report of Independent Registered Certified Public Accounting Firm
Board of Directors and Shareholder
NCL Corporation Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholder’s equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
Miami, Florida
February 15, 2006

NCL Corporation Ltd.
Consolidated Statements of Operations
For the Years Ended December 31, 2003, 2004 and 2005
(in thousands of dollars)

	2003	2004	2005
Revenues
Passenger ticket revenues	$971,973	$986,394	$1,184,480
Onboard and other revenues	326,060	351,892	431,674

Total revenues	1,298,033	1,338,286	1,616,154

Cruise operating expenses
Commissions, transportation and other	292,453	253,583	318,918
Onboard and other	112,942	118,904	138,369
Payroll and related	204,365	243,355	320,656
Fuel	77,088	78,013	119,412
Food	79,154	81,448	94,105
Ship charter costs	—	22,046	28,603
Other operating	178,796	184,188	190,442

Total cruise operating expenses	944,798	981,537	1,210,505

Marketing, general and administrative expenses	186,923	204,560	228,205
Depreciation and amortization	107,257	87,397	104,181
Impairment loss	18,155	14,500	—

Total operating expenses	1,257,133	1,287,994	1,542,891

Operating income	40,900	50,292	73,263

Non-operating (income) expense
Interest income	(802)	(1,434)	(4,803)
Interest expense, net of capitalized interest	50,849	48,886	87,006
Other expense (income), net	4,366	11,548	(28,096)

Total non-operating expense	54,413	59,000	54,107

Net (loss) income	$(13,513)	$(8,708)	$19,156

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
As of December 31, 2004 and 2005
(in thousands of dollars)

	2004	2005
Assets
Current assets:
Cash and cash equivalents	$172,424	$60,416
Restricted cash	28,520	48,034
Accounts receivable, net	10,806	11,691
Note from Parent	12,325	12,325
Consumable inventories	18,356	29,133
Prepaid expenses and others	20,683	27,203
Deferred drydocking costs	13,497	14,591

Total current assets	276,611	203,393

Property and equipment, net	2,515,104	3,096,456
Deferred drydocking costs	6,943	9,273
Goodwill	392,600	400,254
Tradenames	218,538	218,538
Other assets	75,190	80,177

Total assets	$3,484,986	$4,008,091

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$86,198	$140,694
Accounts payable	69,875	73,003
Accrued expenses and other liabilities	113,466	137,634
Amount due to Parent	1,273	3,141
Advance ticket sales	230,601	281,849

Total current liabilities	501,413	636,321

Long-term debt	1,604,331	1,965,983
Other long-term liabilities	5,734	2,631

Total liabilities	2,111,478	2,604,935

Commitments and contingencies

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,491,623	1,501,929
Unamortized stock option expense	(779)	(593)
Accumulated deficit	(117,348)	(98,192)

Total shareholder’s equity	1,373,508	1,403,156

Total liabilities and shareholder’s equity	$3,484,986	$4,008,091

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003, 2004 and 2005
(in thousands of dollars)

	2003	2004	2005
Cash flows from operating activities
Net (loss) income	$(13,513)	$(8,708)	$19,156
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	107,257	87,397	104,181
Impairment loss	18,155	14,500	—
Loss (gain) on translation of debt	—	9,545	(29,418)
Other	115	440	3,359
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(926)	(7,559)	(885)
(Increase) decrease in consumable inventories	(914)	23	(10,777)
Decrease (increase) in prepaid expenses and others	8,300	15,518	(3,395)
Increase in deferred drydocking costs	(11,270)	(19,634)	(21,990)
(Decrease) increase in accounts payable	(15,140)	(1,640)	3,128
(Decrease) increase accrued expenses and other liabilities	(5,772)	14,210	20,083
(Decrease) increase advance ticket sales	(811)	42,237	51,248

Net cash provided by operating activities	85,481	146,329	134,690

Cash flows from investing activities
Capital expenditures	(294,797)	(740,838)	(656,657)
Decrease (increase) in restricted cash	20,038	2,204	(19,514)
Cash paid for acquisition of business, net of cash received	—	(4,647)	—

Net cash used in investing activities	(274,759)	(743,281)	(676,171)

Cash flows from financing activities
Principal repayments on long-term debt	(462,915)	(505,029)	(280,440)
Proceeds from debt	374,958	1,090,153	715,696
Payment of loan arrangement fees	(11,399)	(47,455)	(8,112)
Proceeds from non-interest bearing advances from Parent	240,771	32,566	1,868
Capital contribution from Parent	130,400	—	461

Net cash provided by financing activities	271,815	570,235	429,473

Net increase (decrease) in cash and cash equivalents	82,537	(26,717)	(112,008)
Cash and cash equivalents at the beginning of the year	116,604	199,141	172,424

Cash and cash equivalents at the end of the year	$199,141	$172,424	$60,416

Supplemental disclosures
Interest paid (net of amounts capitalized)	$41,314	$29,633	$88,811

Non-cash financing activity
Additional paid-in capital recorded for retirement of debt due to Parent	$800,000	$366,753	$—

Payment of loan arrangement fees by Parent	$4,291	$112	$—

During the year ended December 31, 2004, we transferred $804,871 in property and equipment, $19,675 in other assets and $403,200 in related debt to our Parent in exchange for a $46,500 note receivable and settlement of $374,846 in due to Parent (Note 5).
During the year ended December 31, 2003, we reclassified $19,675 in insurance receivables from property and equipment to other assets.
The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Changes in Shareholder’s Equity
For the Years Ended December 31, 2003, 2004 and 2005
(in thousands of dollars, except common stock data)

			Additional	Unamortized
	Common Stock		paid-in	stock option	Accumulated
	Shares	Amount	capital	expense	deficit	Total
Balance, December 31, 2002	12,000	$12	$198,723	$(883)	$(95,127)	$102,725
Accretion of stock option expense	—	—	—	115	—	115
Contribution from the Parent (Notes 5 and 9)	—	—	930,400	—	—	930,400
Net loss	—	—	—	—	(13,513)	(13,513)

Balance, December 31, 2003	12,000	12	1,129,123	(768)	(108,640)	1,019,727
Issuance of stock options	—	—	451	(178)	—	273
Accretion of stock option expense	—	—	—	167	—	167
Contribution from the Parent (Notes 5 and 9)	—	—	362,049	—	—	362,049
Net loss	—	—	—	—	(8,708)	(8,708)

Balance, December 31, 2004	12,000	12	1,491,623	(779)	(117,348)	1,373,508
Issuance of stock options	—	—	94	(38)	—	56
Accretion of stock option expense	—	—	—	224	—	224
Adjustments to variable stock options	—	—	64	—	—	64
Contribution from the Parent (Notes 5 and 9)	—	—	10,148	—	—	10,148
Net income	—	—	—	—	19,156	19,156

Balance, December 31, 2005	12,000	$12	$1,501,929	$(593)	$(98,192)	$1,403,156

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
1.	Description of Business and Organization

On December 15, 2003, we were incorporated in Bermuda as a wholly -owned subsidiary of Star Cruises Limited (“Star Cruises” or the “Parent”). In connection with our formation, Star Cruises transferred the stock it held in Arrasas Limited (“Arrasas”) to us. This transaction has been accounted for at historical cost since we and Arrasas are under the common control of Star Cruises. The accompanying consolidated financial statements have been prepared as if we were in existence on January 1, 2003. Accordingly, the consolidated statements of changes in shareholder’s equity has been adjusted to reflect this capital structure for all periods presented.

We operate three cruise brands, Norwegian Cruise Line, NCL America, and Orient Lines. As of December 31, 2005, we operate twelve ships offering cruises in Antarctica, the Caribbean, the Bahamas, Bermuda, Alaska, Mexico, Europe, Hawaii, New England, and Central and South America.

2.	Summary of Significant Accounting Policies

The following accounting policies have been used consistently in the preparation of the consolidated financial statements:

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Revenue and Expense Recognition

Deposits received from customers for future voyages are recorded as advance ticket sales until such passenger revenue is earned. Revenues are recognized when the relevant services have been rendered. Passenger ticket revenues and all associated direct costs of a voyage are recognized on a pro rata basis over the period of the voyage.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments with original maturities of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements, including requirements imposed by our credit card processor (see Note 9f). Restricted cash fluctuates based on the level of advance ticket sales processed.

Accounts Receivable

Accounts receivable are shown net of an allowance of $2.5 million and $2.0 million at December 31, 2004 and 2005, respectively.

Foreign Currency

The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in income at each balance sheet date.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements are capitalized while the cost of repairs and maintenance are charged to expense as incurred. Gains or losses on the sale of property and equipment are recorded as a component of operating income in the consolidated statement of operations.

Depreciation is computed on the straight -line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated salvage values of ships as follows:

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Useful Life
Ships	18-30 years
Other property and equipment	3-10 years
Long-lived assets are reviewed for impairments, based on estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and Tradenames

Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and tradenames may not be fully recoverable.

The Company has concluded that its business has a single reportable and operating segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. The Company’s reporting units have similar economic characteristics, including similar margins, therefore, the Company aggregates all of the reporting units in assessing goodwill.

The impairment review of goodwill is based on the expected future cash flows of the ships. The impairment review considers fair value estimated by the guideline company method which utilizes market values of companies with similar operations and the transaction approach whereby the Company estimates fair value based on a recent sale transaction of a similar company.

In the fourth quarter of 2003, we determined that the tradename of Orient Lines was impaired as a result of the decision in 2003 to leave only one ship in the Orient Lines brand. As a result, we recorded an impairment loss of $15.0 million related to the Orient Lines tradename for the year ended December 31, 2003.

Consumable Inventories

Consumable inventories mainly consist of provisions and supplies and are carried at the lower of cost determined on a weighted average basis or net realizable value.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid supplies and charged to expense as consumed. Television production costs are recorded as prepaid expenses and expensed when the television ad is initially run. Advertising costs of approximately $4.9 million and $6.9 million as of December 31, 2004 and 2005, respectively, are included in prepaid expenses and others. Advertising costs totaled $72.2 million, $75.2 million and $79.1 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Drydocking Expenses

Costs associated with drydocking a ship are deferred and charged to expense over the period to that ship’s next scheduled drydocking, which is generally two to three years. Amortization expense of drydocking

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
expenses for the years ended December 31, 2003, 2004 and 2005 was $11.5 million, $10.5 million and $18.6 million, respectively.

Income Taxes

Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods differences are expected to reverse. Deferred taxes are not discounted. In conjunction with business acquisitions, we record acquired deferred assets and liabilities.

We provide a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the valuation allowance will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statement of operations.

Stock-based Compensation

We account for stock-based compensation using the intrinsic-value method for stock options issued to our employees and disclose certain fair market value pro forma information with respect to its stock-based compensation activities. We account for stock-based compensation using the grant-date fair value for stock options issued to individuals who are not employees of ours but provide services to us.

At December 31, 2005, we had stock options granted under the “Post-Listing Employee Share Option Scheme” and the stock option grant in 2000 to one of our executives. We recognized stock-based employee compensation costs for the years ended December 31, 2003, 2004 and 2005. The compensation expense relates to the grant in 2000 to the executive because there was a difference at the time of grant between the exercise price and the fair market value of the underlying shares and to the grant in 2004 to employees because there was a difference at year-end between the exercise price and the fair market value of the underlying shares. For options granted in 2002 and 2003 pursuant to the “Post-Listing Employee Share Option Scheme,” we did not recognize stock-based employee compensation cost as the quoted market price of Star Cruises’ common stock did not exceed the strike price of the outstanding stock options at December 31, 2003, 2004 and 2005 (see Note 7).

The following table illustrates the effect on net (loss) income if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands of dollars):

	Years Ended December 31,
	2003	2004	2005
Net (loss) income, as reported	$(13,513)	$(8,708)	$19,156
Add: total stock-based employee compensation expense included in reported net (loss) income	115	440	343
Deduct: total stock-based employee compensation exposure determined under fair value based method for all awards	(4,201)	(2,373)	(3,524)

Proforma net (loss) income	$(17,599)	$(10,641)	$15,975

The weighted average fair value of options granted to employees during each of the years ended December 31, 2003, 2004 and 2005 was $0.27, $0.16 and $0.16, respectively. The Binomial option pricing model used to determine the fair value information for stock options granted was based on the following assumptions:

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

	Years Ended December 31,
	2003	2004	2005
Dividend yield	—	—	—
Expected stock price volatility	59.2%	40.2%	40.2%
Risk-free interest rate	1.6% - 4.6%	3.4%	3.4%
Expected option life	10 years	10 years	10 years
Segment Reporting

We operate under three brand names, Norwegian Cruise Line, NCL America, and Orient Lines. The brands have been aggregated as a single operating segment based on the similarity of products and services provided. Since each ship’s operations constitute a business where discrete financial information is available and management regularly reviews operating results, these operations are each considered a reporting unit. These reporting units have been aggregated as a single operating segment as a result of the similarity of products and services provided and of economic characteristics.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who made reservations in North America. For the years ended December 31, 2003 and 2004, revenues attributable to North American passengers were approximately 89% and for the year ended December 31, 2005 were approximately 90%.

Financial Instruments

We enter into derivative instruments, primarily forward contracts, swaps and options, to limit our exposure to fluctuations in foreign currency exchange, interest and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting include correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and the effectiveness of the hedge. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in the consolidated statement of operations as a gain or loss in other expenses (income), net (see Note 6).

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised 2004) “Share -Based Payment,” (“SFAS 123R”). This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share -based payment transactions. SFAS 123R requires the measurement and recognition of compensation expense at fair value of employee stock awards, except for employee purchase plans if they meet certain conditions. Compensation expense for awards and related tax effects shall be recognized as they vest. Through December 31, 2005, we used the intrinsic -value method to measure compensation expense for stock-based awards to our employees under APB Opinion No. 25 and disclosed pro forma information. In April 2005, the Securities and Exchange Commission (“SEC”) issued a rule that amends the implementation dates for SFAS 123R. The new SEC rule calls for the implementation of SFAS 123R at the beginning of the first quarter of 2006, instead of the third quarter of 2005. For previously issued awards, we will adopt SFAS 123R on a modified prospective basis and recognize compensation expense on the unvested portion of the awards over the remaining vesting period. SFAS 123R is expected to reduce our results of operations by approximately $1.0 million for the year ended December 31, 2006.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year’s presentation.

3.	Property and Equipment

Property and equipment at December 31, 2004 and 2005 consists of the following (in thousands of dollars):

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

	2004	2005
Cruise ships	$1,964,029	$2,794,061
Vessels under construction	649,681	461,317
Other property	64,079	84,182

	2,677,789	3,339,560
Less: accumulated depreciation	(162,685)	(243,104)

	$2,515,104	$3,096,456

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was $95.8 million, $76.9 million and $85.6 million, respectively.

Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs.

Interest costs associated with the construction of the cruise ships are capitalized during the construction period and amounted to $4.3 million, $17.4 million and $32.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.
4.	Long-Term Debt
Long-term debt as of December 31, 2004 and 2005 consists of the following (in thousands of dollars):

	2004	2005
$300 million Senior Secured Term Loan, LIBOR + 1.50%, due 2010	$300,000	$265,000
$500 million Senior Secured Revolving Credit Facility, LIBOR +1.50% to 1.70%, depending on facility usage, due 2010	240,000	280,000
$250 million 10 5/8% Senior Notes due 2014	250,000	250,000
$626.9 million Syndicated Term Loan, LIBOR + 1.40%, due 2014	271,666	250,769
$225.0 million Norwegian Sun Loan, LIBOR +1.40%, due 2011	207,000	189,000
Euro 258.0 million Pride of America Hermes Loan, 5.715%, due 2017	212,716	292,219
Euro 40.0 million Pride of America Commercial Loan, LIBOR + 1.35%, due 2017	46,350	44,419
$334.1 million Norwegian Jewel Loan, LIBOR + 0.75%, due 2017	113,377	324,261
Euro 308.1 million Pride of Hawai’i Loan, EURIBOR +0.75%, due 2018	47,212	200,120
Other long-term debt	2,208	10,889

	1,690,529	2,106,677
Less: Current portion	(86,198)	(140,694)

	$1,604,331	$1,965,983

In April 2004, we entered into a term loan with a syndicate of banks to finance up to $334.1 million to finance construction of the Norwegian Jewel.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
In April 2004, we entered into a term loan with a syndicate of banks to finance up to Euro 308.1 million or the U.S. dollar equivalent to finance construction of the Pride of Hawai’i. The outstanding balance at December 31, 2005 of $200.1 million is denominated in Euro.

In July 2004, we entered into a $800.0 million Senior Secured Credit Facility (“Senior Secured Credit Facility”) consisting of a $300.0 million Senior Secured Term Loan and a $500.0 million Senior Secured Revolving Credit Facility with a syndicate of international banks. The Senior Secured Term Loan requires semi-annual principal reductions totaling $17.5 million, with the remaining unpaid principal balance due at maturity. The Senior Secured Revolving Credit Facility allows us to borrow on a revolving basis at any time prior to maturity, with all outstanding amounts then due. In regards to the revolving credit facility, we are required to pay quarterly a commitment fee equal to approximately 40% of the applicable margin per annum on the unutilized commitment. As of December 31, 2005, the amount available under the revolving credit facility was $220.0 million.

In July 2004, we issued $250.0 million Senior Notes due 2014. The notes are unsecured senior obligations of ours and rank equally with all of our existing and future senior unsecured debt. We may redeem all or a portion of the notes at any time after July 15, 2009. In addition, we may redeem a portion of the notes using the cash proceeds of certain equity offerings completed before July 15, 2007.

In conjunction with closing of the Senior Secured Credit Facility and the repayment of certain indebtedness, we wrote off approximately $3.6 million in deferred financing costs to interest expense for the year ended December 31, 2004.

In December 2005, the Euro 258.0 million Pride of America Hermes Loan was converted into U.S. dollars, and the applicable interest rate was converted from a floating LIBOR-based rate to a fixed rate of 5.715%.

At December 31, 2004 and 2005, we had long-term debt denominated in Euro with a balance of $105.4 million and $200.1 million, respectively. We did not have any long-term debt denominated in Euro for the year ended December 31, 2003. As a result of the translation of these borrowings, we recognized a loss of $9.5 million and a gain of $29.4 million for the years ended December 31, 2004 and 2005, respectively. These amounts were recorded as a component of other expense (income), net, in the consolidated statements of operations.

In October 2005, we entered into a secured revolving loan facility agreement for up to Euro 624.0 million. The facility can only be drawn for the payments due under Norwegian Pearl and Norwegian Gem shipbuilding contracts. After the initial drawdown, the facility converts to a revolving credit facility and can be used for general corporate and working capital purposes. The size of the facility decreases over the life of the loan. The facility matures 12 years following delivery of the relevant vessel. The facility bears interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying balance. At December 31, 2005, we have not drawn on this facility.

There are no restrictions in the agreements that limit intercompany borrowings or dividends between the Company’s subsidiaries that would impact the Company’s ability to meet its cash obligations.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement to interest expense. The amortization for the years ended December 31, 2003, 2004 and 2005 was $4.1 million, $3.9 million and $6.2 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of free liquidity, limit our net debt-to-capital ratio, and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2005 and 2004. Our ships and substantially all other property are pledged as collateral for our debt.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
The following is a schedule of principal repayments of the long-term debt as of December 31, 2005 (in thousands of dollars):

2006	$140,694
2007	148,514
2008	148,298
2009	148,251
2010	518,934
We had accrued interest liability of $25.2 million and $29.8 million at December 31, 2004 and 2005, respectively.
5.	Related Party Disclosures

In August 2003, Star Cruises agreed to convert $800.0 million owed by us as a result of amounts advanced from February 2000 through September 2003 to equity. In addition, in December 2003, Star Cruises contributed $128.2 million in cash to us. As a result of the transactions, we recorded additional paid-in capital in the amount of $928.2 million for the year ended December 31, 2003.

In April 2004, Star Cruises completed a reorganization transaction (the “Reorganization”) which included the formation of NCL Corporation Ltd. (see Note 1). In connection with the Reorganization, we transferred six ships at their existing net book values of approximately $778.0 million along with approximately $403.2 million of existing debt associated with these ships. The difference of approximately $374.8 million between the net book value of the ships and the outstanding debt balance was recorded as a reduction of our amount due to Parent on the date of the transaction. In addition, Star Cruises agreed to forgive an additional $366.6 million owed by us to Star Cruises at December 31, 2003. This forgiveness was recorded as additional paid-in capital during the year ended December 31, 2004.

In connection with the Reorganization, substantially all of the guarantees and mortgages that had been provided by our subsidiaries to the lenders of Star Cruises were released and substantially all of the guarantees provided by Star Cruises to our lenders were released. Our lenders were provided guarantees by us in lieu of the previous guarantees provided by Star Cruises.

After the transfer of the six ships to Star Cruises, we entered into charter agreements for the six ships with Star Cruises for periods ranging from one to six years. During such charter periods, we will continue to operate and maintain such ships. We are required to return the ships at the end of the term of the charter agreements in the same condition as when the ships were delivered to us at the commencement of the charter term.

During the year ended December 31, 2003, as a result of an accident on the Norway, we recorded an impairment charge of $22.9 million to write down the carrying value of the ship to its fair value (see Note 9(d)). In the same period, we also recorded $19.7 million to be received from the insurance company for the physical damage to the ship as a result of the accident. The recovery was recorded as an offset to the impairment charge, resulting in a net impairment charge of approximately $3.2 million for the year ended December 31, 2003.

In April 2004, we transferred the Norway, and a related $19.7 million insurance receivable to Star Cruises in exchange for a non-interest bearing promissory note in the amount of $46.5 million. The promissory note or a portion of the outstanding balance thereof is payable to us by Star Cruises at the time of disposal of the ship and the recovery of certain amounts from the insurance syndicate who insured the ship in May 2003 at the time there was an incident onboard. The face value of the promissory note represented our carrying value of the Norway on April 23, 2004, which estimated the anticipated proceeds from the sale of the ship, and the estimated amount to be recovered from the insurance syndicate.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
In October 2004, we received insurance proceeds of $19.7 million that reduced the outstanding balance of the promissory note to $26.8 million. Subsequently, management determined the probability of finding a qualified third party buyer was not likely and accordingly, in the fourth quarter of 2004, we recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note to the ship’s estimated salvage value, approximately $12.3 million, at December 31, 2004. The promissory note is classified as a current asset in the accompanying consolidated balance sheets. Star Cruises settled the promissory note in January 2006.
In July 2004, we purchased the Norwegian Spirit from Star Cruises for $307.6 million. Approximately $4.7 million of the amount originally transferred was accounted for as a reduction of additional paid-in capital for the year ended December 31, 2004. Such amount represented the excess of amount paid by us to Star Cruises in connection with the purchase of the Norwegian Spirit over the net book value of the ship on the books of Star Cruises at the time of the transaction.
In addition, Star Cruises agreed to pay certain amounts with respect to matters that arose in connection with Star Cruises’ acquisition of us (see Note 9(d)).
Amounts due to Star Cruises at December 31, 2004 and 2005 of $1.3 million and $3.1 million, respectively, are non-interest bearing and represent short-term intercompany transactions and consist of the following (in thousands):

Balance at December 31, 2003	$741,402

Cash advanced for capital expenditures	104
Cash advanced for professional and other fees	1,169
Net book value of six ships transferred, net of associated debt	(374,846)
Amount transferred to equity	(366,556)

Balance at December 31, 2004	1,273

Cash advanced for capital expenditures	7,619
Reimbursement of professional and other fees	1,482
Reimbursement of ship expenses	(7,233)

Balance at December 31, 2005	$3,141

The average balance for amount due to Star Cruises was $174.9 million and $2.3 million for the years ended December 31, 2004 and 2005, respectively.

At December 31, 2005, the Lim Family directly and indirectly controls approximately 86% of Star Cruises, which in turn owns 100% of our equity. As a result of the ownership, the Lim Family has the ability to determine our corporate policies, appoint our directors and officers and control those corporate actions that require shareholder approval.

6.	Financial Instruments

Reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of the balance sheet date or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non -performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us. Furthermore, foreign currency forward contracts are denominated in primary currencies.

The following are the fair values and methods used to estimate the fair values of our financial instruments:

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short term maturity of these instruments.

Long-Term Debt

As of December 31, 2004 and 2005, the fair value of the long-term debt, including the current portion, was $1,707.9 million and $2,128.5 million, respectively, which was $17.4 million more and $21.8 million more, respectively, than the carrying values. The difference between the fair value and carrying value of the long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of long-term debt is estimated based on rates currently available to us for the same or similar terms and remaining maturities.

Foreign Currency Contracts

We had no outstanding forward contracts at December 31, 2004 or 2005. As of December 31, 2003, we had foreign currency forward contracts related to a ship construction contract with an aggregate notional amount of $160.7 million maturing through 2004. The fair values of our foreign currency forward contracts are estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to the debt being used to finance three ship construction contracts and forecasted transactions. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates.

Interest Rate Swap Agreements

As of December 31, 2005 and 2004, we had no interest rate swap agreements outstanding. The fair values of our interest rate swap agreements are estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. From time to time we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

Fuel Swap Agreements

The fair values of our fuel swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2005, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $12.5 million and a fair value of $0.6 million, maturing through 2006.

7.	Employee Benefit and Stock Options

Employee Stock Option Plans

In November 2000, Star Cruises adopted a “Post-listing Employee Share Option Scheme” (“Share Option Scheme”) for the employees of Star Cruises and our employees that provides for the granting of stock options in Star Cruises’ common stock. The stock options are exercisable over a ten year period from the date the stock options are awarded. Fifty percent of the total stock options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total stock options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the stock option award along with U.S.$1.00 consideration.

In August 2004, Star Cruises authorized the additional grant of approximately 7,974,000 share options to our management under the Post-Listing Employee Share Option Scheme. The terms and conditions are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

				Weighted
			Weighted	Average
			Average	Remaining
	Number of	Option	Exercise	Contractual	Expiration
	Shares	Price	Price	Life	Date
Outstanding at January 1, 2003	19,744,800	$0.39-0.41	$0.41	9.01	2012

Granted	40,333,770	$0.39-0.41	$0.41	9.15	2013
Forfeited	(1,759,770)	$0.39-0.41	$0.41	—	2012

Outstanding at December 31, 2003	58,318,800	$0.39-0.41	$0.41	9.11	2012-13

Outstanding at January 1, 2004	58,318,800	$0.39-0.41	$0.41	9.11	2012-13

Granted	5,643,244	$0.22	$0.22	9.65	2012-14
Forfeited	(13,797,447)	$0.41	$0.41	7.64	2012

Outstanding at December 31, 2004	50,164,597	$0.22-0.41	$0.39	7.88	2012-14

Outstanding at January 1, 2005	50,164,597	$0.22-0.41	$0.39	7.88	2012-14

Granted	995,005	$0.22	$0.22	8.65	2014
Forfeited	(2,113,620)	$0.22-0.41	$0.38	6.93	2012-14

Outstanding at December 31, 2005	49,045,982	$0.22-0.41	$0.39	6.91	2012-14

Exercisable at:
December 31, 2003	—	—	—
December 31, 2004	8,675,310	$0.39-0.41	$0.41
December 31, 2005	19,105,484	$0.39-0.41	$0.41

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Significant option groups outstanding at December 31, 2005 and related price and life information is as follows:

	Options Outstanding			Options Exercisable
			Weighted
	Outstanding	Weighted	Average	Exercisable	Weighted
	at	Average	Remaining	at	Average
Range of	December 31,	Exercise	Contractual	December 31,	Exercise
Exercise Price	2005	Price	Life	2004	Price
$0.39 — 0.41	42,712,244	$ 0.41	6.66	19,105,484	$ 0.41
$0.22	6,333,738	$ 0.22	8.65	—	—

	49,045,982	$ 0.39	6.91	19,105,484	$ 0.41

The Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined in the “Share Option Scheme,” if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages is equivalent to a percentage of the capital appreciation of the stock option, defined as the difference between the market price of the stock on the date of the exercise of the stock option and the exercise price of the stock option, less the amount of any income taxes paid.

As a result of certain variable terms in the Share Option Scheme that depend on events after the grant date including, but not limited to, the fact that certain stock options vest pursuant to performance targets the stock options granted are subject to variable accounting until the measurement date. We have not recorded any compensation expense in connection with the stock options granted and accepted in 2002 and 2003 because the exercise price of stock options accepted exceeded the quoted market price of Star Cruises’ common stock at December 31, 2003, 2004 and 2005. We recorded compensation expense in connection with the stock options granted and accepted in 2004, because the exercise price of stock options accepted in 2004 was less than the quoted market price of Star Cruises’ common stock at December 31, 2004 and 2005. For the years ended December 31, 2004 and 2005, we recorded compensation expense of approximately $13,000 and $189,000, respectively, related to stock options granted and accepted in 2004.

In January 2000, Star Cruises granted a stock option to the executive to purchase 200,000 of Star Cruises’ common stock at $2.275 per share. The option vests over a period through 2009. The stock had a fair market value on the day of grant of $9.95 per share of common stock. The difference between the exercise price and the fair market value amounted to approximately $1,517,000. Subsequent to the grant, the number of shares of common stock subject to the stock option were adjusted for a rights offering. At December 31, 2005, the executive had a stock option to purchase 975,840 of Star Cruises’ common stock at a price of $0.42 per share. For the years ended December 31, 2003, 2004 and 2005, we recorded approximately $115,000, $154,000 and $154,000, respectively, in non-cash compensation expense.

Benefit Plans

We have a frozen defined contribution plan (the “Plan”) for our shoreside employees. Effective January 1, 2002, the Plan was amended to cease future employer contributions. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

In addition, we maintain a 401(k) Plan (the “401(k) Plan”). The 401(k) Plan covers substantially all our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of the participant’s contributions and such contributions shall not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
We maintain an unfunded Supplemental Executive Retirement Plan (“SERP Plan”), a defined contribution plan, for certain of our key employees whose benefits are limited under the Plan and the 401(k) Plan. We record an expense for amounts due to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the U.S. Internal Revenue Code (the “Code”).

No amounts are required to be or were contributed under the SERP Plan by us as of December 31, 2004 and 2005 as the SERP Plan is unfunded. We recorded expenses related to the above described defined contribution plans of approximately $2.5 million, $2.6 million and $2.5 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Our contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Approximately $0.02 million, $0.11 million and $0.1 million of the forfeited contributions were utilized in each of the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2004 and 2005, approximately $0.07 million and $0.1 million, respectively, were available to reduce future contributions.

In addition, we maintain an unfunded Supplemental Senior Executive Retirement Plan (“SSERP Plan”), a defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2004 and 2005 of approximately $8.9 million and $9.7 million, respectively, with respect to the SSERP Plan in the accompanying consolidated balance sheet. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation. We recorded an expense related to the above described defined benefit plan of approximately $2.0 million, $1.9 million and $0.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. No amounts were contributed to the SSERP Plan by us at December 31, 2004 and 2005 as the SSERP Plan is currently unfunded.

8.	Income Taxes

We are incorporated in Bermuda. Our subsidiary, Arrasas Limited, which is incorporated in the Isle of Man, is not subject to income tax in the Isle of Man in respect of activities undertaken outside the Isle of Man.

Historically, NCL Holdings ASA (“NCLH”) and its subsidiaries were subject to tax in Norway. However, during 2001, Arrasas Limited completed a restructuring of NCLH and its subsidiaries. In connection with the restructuring, Norwegian Cruise Line Limited (“NCLL”), a Bermuda based operating subsidiary, became a directly held subsidiary of Arrasas and accordingly the profits of NCLL are no longer subject to taxation in Norway. NCLH and NCL Cruises Ltd. remain within the Norwegian tax regime and are currently dormant.

Deferred tax assets and liabilities that relate to our Norwegian taxes comprised the following at December 31, 2004 and 2005 (in thousands of dollars):

	2004	2005
Deferred tax assets:
Loss carryforwards	$71,758	$59,510
Shares in NCL Cruises Ltd.	62,206	42,020
Pension obligation	634	544
Others	718	572

	135,316	102,646

Valuation allowance	(135,316)	(102,646)

Total net deferred taxes	$—	$—

Due to recently enacted legislation, taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2005 are $212.5 million.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
The valuation allowance for deferred tax is in respect of future tax benefits attributable to NCLH and arising prior to its acquisition by us. If these assets are realized the benefit will be allocated to reduce goodwill arising on the acquisition of NCLH.

The activity in the deferred tax asset valuation allowance related to our Norwegian taxes for the years ended December 31, 2003, 2004 and 2005 is as follows (in thousands of dollars):

	Balance at
Year ended	Beginning			Balance at
December 31,	of Year	Additions	Deductions	End of Year
2003	$111,955	$3,063	$—	$115,018
2004	115,018	20,298	—	135,316
2005	135,316	—	(32,670)	102,646
In addition, we are subject to U.S. federal income taxation with respect to certain income derived from our foreign-flagged operations and the income derived from our U.S. subsidiaries.

Our foreign-flagged operations derive income from the international operation of ships (“Shipping Income”). Under section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the United States, are exempt from U.S. federal income taxes on (or in respect of) gross income derived from the international operation of ships. We believe that substantially all of our income from the international operation of ships is properly categorized as exempt Shipping Income.

Effective for taxable years beginning after September 24, 2004, the Internal Revenue Service issued final regulations interpreting section 883 of the Code. These final regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day shore excursions, air and other transportation, and pre- and post-cruise land packages. We recorded an income tax provision of $1.2 million for the year ended December 31, 2005 due to the enactment of the Final Regulations.

At December 31, 2004 and 2005, our U.S. subsidiaries had $25.4 million and $38.4 million, respectively, of unrecognized net deferred tax assets, comprised primarily of net operating loss carryforwards and start-up expenses. A valuation allowance has been provided against this net deferred tax asset since these operations are in the start-up phase and do not have a history of profitable operations. Therefore, realization of the deferred tax asset can not be assured at this time. We continue to evaluate the realizability of the deferred tax assets and this estimate is subject to change. The benefit for income taxes which represented the effect of the net operating loss has been offset by the change in the valuation allowance relating to the deferred tax assets.

Income derived from our U.S. subsidiaries generally is subject to U.S. federal income taxation at graduated rates of up to 35%, after an allowance for deductions. U.S. source dividends paid by NCL America generally would be subject to a 30% withholding tax.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
With respect to our U.S. subsidiaries, the differences between the effective rate and the United States federal income tax statutory rate are as follows for the years ended December 31, 2003, 2004 and 2005 (in thousands of dollars):

	2003	2004	2005
Tax benefit at statutory rate	$2,781	$19,936	$12,298
State income tax benefit, net of federal benefit	331	2,370	1,462
Increase in the valuation allowance	(3,112)	(22,306)	(12,995)
Other	—	—	(765)

Income tax provision	$—	$—	$—

Deferred tax assets and liabilities that relate to our U.S. subsidiaries comprised the following at December 31, 2004 and 2005 (in thousands of dollars):

	2004	2005
Deferred tax assets:
Loss carryforwards	$23,654	$82,061
Start-up expenses	12,768	11,209
Allowances and other	—	488

Total	36,422	93,758

Deferred tax liabilities:
Depreciation and amortization	(11,004)	(47,022)
Translation loss and other	—	(8,323)

Total deferred tax liabilities	(11,004)	(55,345)

	25,418	38,413
Valuation allowance	(25,418)	(38,413)

Total net deferred taxes	$—	$—

We have net operating loss carryforwards for federal and state tax purposes totaling approximately $210 million at December 31, 2005, expiring at various times commencing in 2024.

The activity in the deferred tax asset valuation allowance related to our U.S. taxes for the years ended December 31, 2003, 2004 and 2005 is as follows (in thousands of dollars):

	Balance at
Year ended	Beginning			Balance at
December 31,	of Year	Additions	Deductions	End of Year
2003	$—	$3,112	$—	$3,112
2004	3,112	22,306	—	25,418
2005	25,418	12,995	—	38,413
9.	Commitments and Contingencies
(a)	Operating leases

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
We operate principally in leased premises. Rent payable under non -cancelable operating lease commitments was $5.9 million, $6.5 million and $6.9 million for the years ended December 31, 2003, 2004 and 2005, respectively.

At December 31, 2005, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands of dollars):

2006	$6,340
2007	5,980
2008	5,645
2009	1,942
2010	452

$20,359

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

(b)	Ship charters

We have entered into charter agreements with Star Cruises for six ships for a period of one to six years in connection with the Reorganization (see Note 5). Charter expenses for these ships were $20.9 million and $28.6 million for the years ended December 31, 2004 and 2005, respectively.

At December 31, 2005, remaining charter payments were as follows (in thousands of dollars):

2006	$26,226
2007	23,658
2008	11,686
2009	3,940
2010	223

$65,733

In addition to the charter agreements described above, in May 2004, we entered into a six-month charter agreement with Star Cruises to charter the Norwegian Spirit. The charter agreement allowed us to purchase the ship at its net book value on the date of the transaction during the term of the charter agreement. We recorded ship charter costs of approximately $1.1 million related to this ship for the year ended December 31, 2004. We purchased the ship in July 2004 (see Note 5).

(c)	Capital expenditures

As of December 31, 2005, we had three ships under construction for additional capacity of approximately 7,200 berths with scheduled deliveries in the second quarter of 2006, the fourth quarter of 2006 and the fourth quarter of 2007. The aggregate cost of the ships is approximately $1.4 billion (based on the exchange rate for the Euro at December 31, 2005), of which we have paid $402.6 million as of December 31, 2005.

As of December 31, 2005, we anticipate that capital expenditures, including the three ships on order, will be approximately $0.7 billion, $0.5 billion, and $0.1 billion for the years ending December 31, 2006, 2007, and 2008, respectively.

(d)	Material litigation

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act by misrepresenting certain characteristics and services available to the physically impaired onboard the Norwegian Sea. In connection with the state court lawsuit, in December 2001, the trial court denied the plaintiffs’ motion for class certification, and the state appellate court upheld that denial. The state court judge granted our motion for summary judgment and the plaintiff filed an appeal which is currently pending. On June 6, 2005, the U.S. Supreme Court ruled that the ADA is applicable to foreign flagged cruise vessels that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The U.S. Supreme Court further ruled that retrofitting existing ships with permanent modifications is not required, pursuant to a provision of the ADA that requires only “readily achievable” modifications. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain under the U.S. Supreme Court’s ruling.

(ii)	A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that we discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of our vessels. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iii)	In November 2000, Star Cruises Limited, through its wholly -owned subsidiary, Arrasas Limited (collectively “Star”), initiated a compulsory acquisition for the remaining stock of NCLH that it did not own at NOK13 per share. Thereafter, on December 5, 2003, the Oslo City Court ruled that Star was required to pay NOK25 per share for those shareholders who rejected the NOK13 per share price. On January 8, 2004, Star appealed and in June 2005, the appeal court ruled that the redemption price for the shares be fixed at NOK16.50 per share, plus 5.5% annual and compound interest from November 30, 2000 until payment was made. The appeal court also ordered Star to reimburse the minority shareholder’s costs in the amount of NOK2.47 million. Such amounts were paid during the year ended December 31, 2005. In addition, and pursuant to an agreement, we have also paid the amount of NOK1.50 per share to our affiliates who sold 10.9% of the shares in NCLH to us in November 2000. However, the period for appeal by the unrepresented minority shareholders may still be pending as they are determined on an individual basis. Star Cruises Limited agreed to pay on our behalf certain amounts we ultimately were obligated to pay to the shareholders as a result of this dispute. As a result of the ruling of the appeal court, we have recorded additional goodwill of $7.7 million during the year ended December 31, 2005 to reflect the final determination by the appeal court of the fair value of the price of the shares at the time of acquisition based on amounts paid to the minority shareholders and the shareholders who are our affiliates.
On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises Limited and Arrasas Limited (collectively, “Star”) as well as The Bank of New York (“BNY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCLH, and that Star was unjustly enriched. BNY brought cross claims and third-party claims against Star and us. The Court dismissed all claims by plaintiff against Star and all of BNY’s claims against Star and us, except for BNY’s claim against us for indemnification of costs and legal fees incurred in the action. On August 9, 2005, the Court granted BNY’s motion for summary judgment on the claim for indemnification of its attorneys’ fees. On December 16, 2005, Star and plaintiff entered into a settlement agreement and mutual release. On December 27, 2005, the Court ordered judgment on BNY’s indemnification claim in the amount of $2.3 million. Star Cruises Limited has agreed to pay all legal and other costs that we incur as a result of this matter. We are vigorously appealing this judgment.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2003, 2004 and 2005, we recorded legal and other costs in the amounts of $2.2 million, $0.2 million and $3.4 million, respectively, in connection with the minority shareholders and the BNY matters, all of which was reimbursed to us by Star Cruises Limited. In addition, of the $7.7 million paid to the minority shareholders and the shareholders who are our affiliates discussed above, Star Cruises Limited paid $6.7 million for the year ended December 31, 2005. We recorded capital contributions from our parent in amounts equal to the reimbursement to us from Star Cruises discussed above during the years ended December 31, 2003, 2004 and 2005.

(iv)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was preliminarily approved by the court on April 21, 2005. We believe that the ultimate outcome of this matter, based on the settlement, will not have a material impact on our financial position, results of operations or cash flows.

(v)	On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. Discovery is proceeding. The case is awaiting a trial date. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vi)	In May 2003, an explosion in the boiler room onboard the Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident are covered by our insurance. The incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. We are cooperating with the investigation. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.

(vii)	On July 24, 2004, we were served with a complaint by a crewmember who alleges failure to provide maintenance and cure and failure to treat stemming from a renal ailment which developed while in the service of one of our vessels resulting in the need for dialysis and an eventual kidney transplant. Discovery has commenced. We believe that we have meritorious defenses to this claim and, accordingly, are defending vigorously this action.

(viii)	On or about February 3, 2006, the Company was served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard vessels in the NCL fleet. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ix)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2004 and 2005, the Company had accrued amounts of approximately $11.6 million and $10.4 million, respectively, for all pending legal matters.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
(e)	Commitments

We have future commitments to pay for usage of certain port facilities as follows at December 31, 2005 (in thousands of dollars):

2006	$13,109
2007	7,788
2008	7,515
2009	8,009
2010	8,170
Thereafter	60,806

$105,397

(f)	Credit Card Processor

In September 2005, we entered into a letter of credit facility to replace our existing facility. The aggregate amount of the new facility, not to exceed $100 million, collateralizes the risk in processing our credit card sales transactions. The letter of credit facility expires in April 2008.

(g)	Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and do not believe that, under current circumstances, a request for indemnification is probable.