Form 20-F
period 2006-12-31
NCL CORP Ltd.
filed 2007-03-06
CIK 1318742

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
☐ Yes            ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes            ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes            ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐           Accelerated filer ☐           Non-accelerated filer ☒
Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17           ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes            ☒ No

		Page
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	13
Item 4A.	Unresolved Staff Comments	30
Item 5.	Operating and Financial Review and Prospects	31
Item 6.	Directors, Senior Management and Employees	45
Item 7.	Major Shareholders and Related Party Transactions	50
Item 8.	Financial Information	52
Item 9.	Offer and Listing Details	54
Item 10.	Additional Information	54
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	59
Item 12.	Description of Securities Other than Equity Securities	59
Item 13.	Defaults, Dividend Arrearages and Delinquencies	60
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	60
Item 15.	Controls and Procedures	60
Item 16.	Reserved	60
Item 16A.	Audit Committee Financial Expert	60
Item 16B.	Code of Ethics	60
Item 16C.	Principal Accountant Fees and Services	61
Item 16D.	Exemptions from Listing Standards for Audit Committees	61
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	61
Item 17.	Financial Statements	62
Item 18.	Financial Statements	62
Item 19.	Exhibits	62
Glossary		63
EX-4.25 Sixth Supplemental Deed/Norwegian Dawn
EX-4.26 Third Supplemental Deed/Norwegian Sun
EX-4.27 Seventh Supplemental Deed/Pride of America
EX-4.28 Second Supplemental Deed - Nov 13, 2006
EX-4.29 First Supplemental Deed - Nov. 13, 2006
EX-4.30 Second Supplemental Deed - April 4, 2006
EX-4.31 Third Supplemental Deed/Pride of Hawai'i
EX-4.32 First Supplemental Deed Revolving Loan Facility
EX-4.33 Syndicate Loan Facility/Hull C33
EX-4.34 Syndicate Loan Facility/Hull D33
EX-4.35 Revolving Credit Facility
EX-4.36 Amendment Agreement
EX-4.37 Addendum No. 1/Crown Wind Limited
EX-4.38 Addendum No. 1/Ocean Dream Limited
EX-4.39 Addendum No. 1/Ocean Voyager Limited
EX-4.40 Addendum No. 4,5 & 6/Pride of America
EX-4.41 Addendum 3/Pride of Hawai'i
EX-4.42 Addendum No. 1/ Norwegian Pearl
EX-4.43 Shipbuilding Contract for Hull No. C33
EX-4.44 Shipbuilding Contract for Hull No. D33
EX-4.45 Side Letter Agreement
EX-4.46 Office Lease Agreement
EX-12.1 Section 302 Certification of CEO
EX-12.2 Section 302 Certification of CFO
EX-13.1 Section 906 Certification of CEO & CFO
References herein to “Company,” “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries for periods subsequent to the Reorganization (“Item 7—Major Shareholders and Related Party Transactions”) and Arrasas Limited and its subsidiaries for periods prior to the Reorganization, unless stated otherwise or the context requires otherwise. We refer you to “Item 7—Major Shareholders and Related Party Transactions” for further information on the Reorganization. “NCL” refers to NCL Corporation Ltd. individually and “Norwegian Cruise Line,” “NCL America” and “Orient Lines” refer to the Norwegian Cruise Line, NCL America and Orient Lines brands, respectively. “Star Cruises Limited” refers to our parent company and its subsidiaries. References to the “U.S.” are to the United States of America and “dollars” or “$” are to U.S. dollars.

“Forward Looking” Statements
This annual report contains statements that are, or may be deemed to be, “forward-looking” statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, or the PSLRA. All statements other than statements of historical facts included in this annual report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are “forward-looking” statements. Certain statements under “Item 3—Key Information—Risk factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and elsewhere in this annual report constitute “forward-looking” statements. Some of these statements can be identified by “forward-looking” terms such as “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. However, these words are not the exclusive means of identifying “forward-looking” statements. These “forward-looking” statements and any other projections contained in this annual report (whether made by us or by any third party) involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance or industry results to differ materially from those expressed or implied by such “forward-looking” statements. These factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
Such “forward-looking” statements are based on current beliefs, assumptions, expectations, estimates and projections of our management regarding our present and future business strategies and the environment in which we will operate in the future. These “forward-looking” statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any “forward-looking” statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.
Industry and market data
This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from the Cruise Lines International Association, or CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. All CLIA information relates to CLIA member lines, which represent 21 of the major North American cruise lines including NCL, which together represented 97% of the North American cruise capacity as of December 31, 2006. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk factors” and “Forward Looking Statements” in this annual report.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
     The selected consolidated financial and operating data presented below are for the years 2002 through 2006 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. We refer you to “Item 18— Financial Statements.”
     All prior periods’ financial information presented herein has been adjusted to reflect the retrospective application of the change in our method of accounting for dry-docking costs, as more fully discussed in our consolidated financial statements. We refer you to Note 2. Summary of Significant Accounting Policies and Note 3. Change in Accounting for Dry-docking Costs.

	Years ended December 31,
(Dollars in thousands)	2002	2003	2004	2005	2006
Income statement data
Revenues:
Passenger ticket revenues	$896,847	$976,124	$990,758	$1,194,461	$1,438,996
Onboard and other revenues	281,698	321,909	353,238	435,262	537,313

Total revenues	1,178,545	1,298,033	1,343,996	1,629,723	1,976,309

Cruise operating expenses:
Commissions, transportation and other	242,921	292,453	257,947	328,899	425,648
Onboard and other	109,887	112,942	120,250	141,957	186,240
Payroll and related	179,045	204,365	243,355	323,621	412,943
Fuel	62,681	77,088	78,013	119,412	164,530
Food	75,358	79,154	81,448	94,105	102,324
Ship charter costs	—	—	22,046	28,603	26,226
Other operating (1)	160,457	191,384	204,030	211,929	249,471

Total cruise operating expenses	830,349	957,386	1,007,089	1,248,526	1,567,382

Marketing, general and administrative expenses	178,704	186,923	204,560	225,240	249,250
Depreciation and amortization expenses (1)	83,187	95,765	76,937	85,615	119,097
Impairment loss (2)	—	18,155	14,500	—	8,000

Total operating expenses	1,092,240	1,258,229	1,303,086	1,559,381	1,943,729

Operating income	86,305	39,804	40,910	70,342	32,580

Non-operating (income) expenses:
Interest income	(1,748)	(802)	(1,434)	(4,803)	(3,392)
Interest expense, net of capitalized interest	53,396	50,849	48,886	87,006	136,478
Other expenses (income), net (3)	1,419	2,165	11,548	(28,096)	30,393

Total non-operating expenses	53,067	52,212	59,000	54,107	163,479

Net income (loss)	$33,238	$(12,408)	$(18,090)	$16,235	$(130,899)

	As of or for the years ended December 31,
(Dollars in thousands, except
operating data and ratios)	2002	2003	2004	2005	2006
Balance sheet data
Assets:
Cash and cash equivalents	$116,604	$199,141	$172,424	$60,416	$63,530
Property and equipment, net	2,486,981	2,660,991	2,529,739	3,113,229	3,816,292
Total assets	3,340,395	3,593,676	3,464,546	3,984,227	4,629,624

Liabilities and shareholder’s equity:
Advance ticket sales	189,175	188,364	226,081	276,644	314,050
Other current liabilities (4)	175,438	529,758	191,225	220,571	298,768
Current portion of long-term debt	267,916	476,995	86,198	140,694	154,638
Long-term debt	1,316,428	1,019,392	1,604,331	1,965,983	2,405,357
Other long-term liabilities (4)	1,302,967	372,589	5,734	2,631	1,744
Common stock	12	12	12	12	12
Total shareholder’s equity	88,471	1,006,578	1,350,977	1,377,704	1,455,067

Operating data
Passengers carried	819,660	878,067	874,926	981,665	1,153,844
Passenger cruise days (5)	6,180,457	6,543,896	6,744,609	7,613,100	8,807,632
Capacity days (6)	5,951,273	6,277,888	6,370,096	7,172,040	8,381,445
Occupancy percentage (7)	103.9%	104.2%	105.9%	106.1%	105.1%
Total number of cruise ships	11	10	11	12	14

Other financial data
Net cash provided by operating activities	153,777	86,310	153,758	136,828	147,504
Net cash used in investing activities	(439,728)	(275,588)	(750,710)	(678,309)	(756,245)
Net cash provided by financing activities	318,733	271,815	570,235	429,473	611,855
Capital expenditures	390,857	295,626	748,267	658,795	809,403
     Note: Certain prior year amounts have been reclassified to conform to the current year presentation.
     (1) In the second quarter of 2006, we retrospectively adjusted for the change in our method of accounting for dry-docking costs from the deferral method to the direct expense method, which resulted in an increase in other operating expenses of approximately $10.8 million, $10.4 million, $19.8 million and $21.5 million for the years ended December 31, 2002, 2003, 2004 and 2005, respectively. The change also resulted in a decrease in depreciation expense of approximately $8.8 million, $11.5 million, $10.5 million and $18.6 million for the years ended December 31, 2002, 2003, 2004 and 2005, respectively.
     (2) In 2003, the impairment loss was recorded as a result of a write-down of $15.0 million relating to the Orient Lines tradename and a write-down of $3.2 million to the carrying value of one of our cruise ships; in 2004, the impairment loss was recorded as a result of a write-down of $14.5 million relating to the carrying value of one of our cruise ships; and in 2006, the impairment loss was recorded as a result of a write-down of $8.0 million relating to the Orient Lines tradename.
     (3) For the years ended December 31, 2002, 2003, 2004, 2005 and 2006 such amount includes foreign currency translation losses of $1.4 million, $2.2 million, $11.5 million, gains of $28.7 million and losses of $38.9 million, respectively, primarily due to fluctuations in the Euro/U.S. dollar exchange rate.
     (4) At December 31, 2002, 2003, 2004 and 2005, we had amounts due to parent of $1.3 billion, $0.7 billion, $1.3 million and $3.1 million, respectively. At December 31, 2006, we did not have an amount due to parent. The amounts due to parent at December 31, 2004 and 2005 were classified as other current liabilities because such amounts were due on demand. The amount due to parent at December 31, 2002 was classified as a long-term liability because Star Cruises Limited agreed not to demand repayment of such amount for 12 months from the date of the balance sheet. At December 31, 2003, $366.6 million was classified as a long-term liability because such amount was satisfied through reclassification to equity in the Reorganization and the remaining $374.8 million was classified as a current liability because such amount was repaid in the Reorganization.
(5) Represents the number of passengers carried for the period multiplied by the number of days in their respective cruises.
(6) Represents double occupancy per cabin multiplied by the number of cruise days for the period.
(7) Represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
Risk factors
The specific risk factors set forth below, as well as the other information contained in this annual report on Form 20-F, are important factors, among others, that could cause our actual results to differ from our expected or historical results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. We refer you to “Item 5—Operating and Financial Review and Prospects” for a note regarding “forward-looking” statements.
Risks relating to our business
An increase in the supply of cruise ships without a corresponding increase in passenger demand could materially and adversely affect our financial condition and results of operations.
Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of berths, has increased at a compound annual growth rate of approximately 7% from 1981 to 2006. CLIA estimates that, between the end of 2006 and 2010, the CLIA member line fleet will increase by approximately 30 additional ships, which have either been contracted for or are planned, representing approximately 73,600 berths or approximately 30% of total CLIA member line cruise capacity in 2006. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 17%, according to CLIA. If there is such an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates or be forced to discount our prices, which could adversely affect our financial condition and results of operations.
We face intense competition.
We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated and dominated by three players. As of December 31, 2006, Carnival Corporation and Royal Caribbean Cruises Ltd., each of which may possess greater financial resources than we do, together accounted for approximately 80% of North American cruise passenger capacity in terms of berths while we, as of the same date, operating under all of our brands, accounted for approximately 11% of North American cruise passenger capacity in terms of berths. We also face competition for many itineraries from other cruise operators, such as MSC Cruises and Disney Cruise Line.
In addition, although a federal statute enabled us to introduce three U.S.-flagged ships, operated through a U.S.-incorporated subsidiary, to cruise between and among the Hawaii islands without the need to call at a foreign port, there can be no assurance that other non-U.S. cruise operators will not obtain similar rights under a future statute. In the event that other non-U.S. cruise operators were to benefit from similar exemptions, we would face increased competition in the Hawaii islands’ market.
We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based casino operations, and other hotels and tourist destinations. In the event we do not compete effectively, our financial condition and results of operations could be adversely affected.
Adverse economic conditions in the North American region or other factors that depress the level of disposable income of consumers or consumer confidence could adversely affect our financial condition and results of operations.
For each of the years ended December 31, 2004, 2005 and 2006 approximately 89%, 90% and 87%, respectively, of our revenues were derived from passengers residing in North America. Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation in North America. The possibility of future terrorist activities and other geo-political uncertainties may have a negative impact on our financial condition and results of operations in the short term. There can be no certainty that North America, and the U.S. in particular, will experience economic growth in the future, nor can there be any assurance that external events similar to those experienced in the past will not recur. Due to our reliance on passengers from the U.S., any such events would likely have an adverse effect on our financial condition and results of operations.
The inter-island cruises that we offer in Hawaii are unique and there are greater uncertainties as to the success of such cruises.
We are the only major cruise operator that offers cruise itineraries from ports in Hawaii that do not require calls at non-U.S. ports. We began offering these itineraries in the summer of 2004, and thus there is little history to indicate the likelihood of success of our future cruise offerings in Hawaii. Although we believe that our ability to offer such cruises will enable us to differentiate our brand and capitalize on the currently growing Hawaii cruise market, we are currently experiencing losses on our Hawaii inter-island operations and we cannot ensure that these cruises will ultimately be successful for us.
We rely on external distribution channels for passenger bookings; major changes in the availability of external distribution channels could undermine our customer base.
In 2006, the vast majority of our passengers on our fleet booked their cruises through independent travel agents and wholesalers. These independent travel agents generally sell and market our cruises on a nonexclusive basis. Although we offer incentives to travel agents for booking our cruises that are comparable to those offered by others in the industry, there can be no guarantee that our competitors will not offer other incentives in the future. Travel agents may face increasing pressure from our competitors, particularly in North America and Europe, to sell and market these competitors’ cruises exclusively. If such exclusive arrangements were introduced, there can be no assurance that we will be able to find alternative distribution channels to ensure that our customer base would not be affected.
We rely on scheduled commercial airline services for passenger connections; increases in the price of or major changes or reduction in commercial airline services could undermine our customer base.
Some of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or otherwise, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cost of sales which would, in turn, have an adverse effect on our financial condition and results of operations.
Increases in fuel prices or other cruise operating costs would have an adverse impact on our financial condition and results of operations.
Fuel costs accounted for 7.7% of our total cruise operating expenses in 2004, 9.6% in 2005 and 10.5% in 2006. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control. Accordingly, increases in fuel prices or other cruise operating costs could have a material adverse effect on our financial condition and results of operations.
Our revenues are seasonal owing to variations in passenger fare rates and occupancy levels at different times of the year; we may not be able to generate revenues that are sufficient to cover our expenses during certain periods of the year.
The cruise industry in North America, our principal market, is seasonal, with greatest demand generally occurring during the months of June through August. This seasonality in demand has resulted in fluctuations in our revenues and results of operations. The seasonality of our results is increased due to ships being taken out of service for dry-docking, which we typically schedule during non-peak demand periods for such ships. Accordingly, seasonality in demand and dry-docking could adversely affect our ability to generate sufficient revenues to cover expenses and particularly so during certain periods of the year.
Any delays in the delivery of new cruise ships or any mechanical failures on or of our cruise ships may have a material adverse effect on our business, financial condition and results of operations.
Building a ship is subject to risks similar to those encountered in other sophisticated and lengthy projects. Delivery delays can occur as a result of problems with our shipbuilders such as insolvency, labor actions or “force majeure” events that are beyond our control and the control of the shipbuilders. We expect to take delivery of three newbuilds by December 31, 2010, with approximately 10,800 berths, or approximately 41% of our current total berths. We have developed our current business strategy on the assumption that these ships will be delivered on time and that they will perform in the manner indicated by their design specifications. For further discussion on the newbuilds, we refer you to “Item 4—Information on the Company—The fleet—Current new ships on order”. A significant delay in the delivery of these new ships, or a significant performance deficiency or significant mechanical failure on or of a ship, particularly in light of decreasing availability of dry-docking facilities, could have a material adverse effect on our business, financial condition and results of operations.
We are dependent upon the services of key management personnel.
We are dependent upon the collective services of all of the members of our senior management team, including Colin Veitch, our Deputy Chairman, President and Chief Executive Officer. The loss of the services of any such person or several of such persons could have an adverse effect on our business. We refer you to “Item 6—Directors, Senior Management and Employees” for additional information about our management personnel.

Conducting business internationally and as a reporting company in the U.S. may result in increased costs and risks.
We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. We have ship construction contracts that are denominated in Euro and a significant portion of our debt is denominated in Euro. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. In addition, because we have only recently become a U.S. reporting company, we are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards, including under the Sarbanes-Oxley Act of 2002 and its requirements under Section 404 relating to internal controls over financial reporting. Furthermore, our operations utilize information technology resources in performing a number of functions, some of which resources may be costly, as a result of which we must update and acquire new information resources over time. The failure to successfully implement or acquire such information resources could expose us to additional risks. If we are unable to address these risks adequately, our financial condition and results of operations could be adversely affected.
Future epidemics and viral outbreaks may have an adverse effect on our financial condition and results of operations.
Public perception about the safety of travel and adverse publicity related to passenger illness may impact demand for cruises and adversely affect our future sales, financial condition and results of operations. If any wide-ranging health scare should occur, our financial condition and results of operations would likely be adversely affected.
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
Adverse incidents involving cruise ships may have an adverse impact on our financial condition and results of operations.
The operation of cruise ships involves the risk of accidents, mechanical failures and other incidents at sea or while in port that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as a high priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships. In addition, we offer itineraries in certain parts of the world that may present challenges specific to that region. There can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors, which could have an adverse effect on our sales, financial condition and results of operations. Any such event involving our cruise ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety or result in increased governmental or other regulatory oversight and may therefore affect our results of operations. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. We refer you to “Item 4—Information on the

Company— Company operations and cruise infrastructure—Crew and passenger safety” and “Item 8—Financial Information—Legal proceedings” for additional information about our safety provisions and litigation in which we are involved.
Amendments to the collective bargaining agreements for crew members of our fleet could have an adverse impact on our financial condition and results of operations.
Currently, we are a party to six collective bargaining agreements. Three of our collective bargaining agreements are with the Norwegian Seamens Union and are automatically renewable annually. The three remaining collective bargaining agreements are scheduled to expire in 2009. Amendments to such collective bargaining agreements in favor of the union members may increase labor costs and could have an adverse impact on our financial condition and results of operations.
Our U.S.-flagged ships sail in the Hawaii islands under the NCL America brand. Pride of Aloha commenced sailing in the summer of 2004, Pride of America commenced sailing in the summer of 2005 and Pride of Hawai’i commenced sailing in the spring of 2006. Under U.S. law, we are obligated to employ a certain percentage of U.S. crew members onboard these U.S.-flagged ships and comply with U.S. federal labor laws and regulations and Hawaii state laws and regulations. Under current U.S. federal laws, the prescribed minimum wage of a non-officer crew member onboard a U.S.-flagged ship operating in domestic trade is significantly higher than that of an international crew member on foreign-flagged ships engaged in international trade. We incur higher expenses for benefits for the crews on our U.S.-flagged ships. Also, the higher costs of hiring, training and retaining U.S. crews may cause our actual results to differ materially from our expectations and thus have an adverse effect on our financial condition and results of operations.
Unavailability of ports of call may adversely affect our financial condition and results of operations.
We believe that attractive port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, among others, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our financial condition and results of operations.
We may suffer an uninsured loss, as we are not protected against all risks or lawsuits that we may face.
The operation of ocean-going ships carries an inherent risk of loss caused by adverse weather conditions, marine disaster, including oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenues or increased costs and could result in significant litigation against us.
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
To fund our capital expenditures and scheduled debt payments, we have relied primarily on cash generated from operations, bank and other borrowings and equity infusions and loans from Star Cruises Limited. Our forecasted cash flow from future operations may be adversely affected by various factors, including, among others, declines in customer demand, increased competition, overcapacity, a deterioration in general economic and business conditions, terrorist attacks, ship accidents and other incidents, adverse publicity and increases in fuel prices, as well as other factors noted under these “Risk factors” that are beyond our control. To the extent that we are required, or choose, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand, committed financings and equity infusions or loans from Star Cruises Limited, we will have to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. Our access to, and the cost of, financing will depend on, among other things, the maintenance of adequate credit ratings. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we cannot be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.
We are highly leveraged with a high level of floating rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility.
As of December 31, 2006, we had $2.6 billion of total debt, of which $154.6 million is the current portion of long-term borrowings. As of the same date, we had $1.5 billion in shareholder’s equity. Most of our debt has been incurred to finance ship construction. Our high level of indebtedness may adversely affect our future strategy and operations in a number of ways, including:
•	a substantial portion of our cash flow from operations will be required to service debt, thereby reducing the funds available to us for other purposes;
•	our ability to obtain additional financing for working capital, capital expenditures and general corporate purposes, including upgrades of our current ships or the construction of new ships, may be limited; and
•	our high level of leverage may hinder our ability to withstand competitive pressures or adjust rapidly to changing market conditions.
As of December 31, 2006, approximately 66% of our indebtedness bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities will increase as short-term interest rates increase. With respect to our debt outstanding as of December 31, 2006, a 1% increase in annual LIBOR and EURIBOR interest rates would increase our annual interest expense in 2007 by approximately $17.4 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.
Subject to compliance with various financial and other covenants imposed by our credit facilities and the agreements governing our indebtedness, we and our subsidiaries may incur additional indebtedness from time to time, including debt to finance the purchase or completion of new ships. Our incurrence of additional debt could further exacerbate the risks described in this annual report and could result in a material adverse effect on our business, financial condition and results of operations. Our ships and substantially all our other property are pledged as collateral for our debt. We refer you to “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources.”
Risks relating to the regulatory environment in which we operate
Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, may have an adverse impact on our financial condition and results of operations.
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
The income that we derive from the international operation of ships, as well as certain income that is considered to be incidental to such income (“Shipping Income”), is exempt from U.S. federal income taxes under section 883 of the Internal Revenue Code of 1986, as amended, or the Code, based upon certain assumptions as to shareholdings and other information as of December 31, 2005 and 2006, as more fully described in “Item 4—Information on the Company—Taxation—U.S. federal income taxation.” We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income is subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S. sources, generally would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). We also would be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S. sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S.-source interest). If section 883 of the Code had not applied to us in 2005 and 2006, we would have been subject to U.S. corporate income tax only on the portion of our income derived from U.S. sources. Further, a change in our operations could result in a change in the amount of source income subject to U.S. federal income tax. Moreover, the income that we derive from our U.S.-flagged operations under the NCL America brand is subject to tax on a net basis at the graduated U.S. federal corporate income tax rates generally applicable to corporations organized in the U.S. U.S.-source dividends paid by NCL America generally would be subject to a 30% withholding tax. At December 31, 2005 and 2006, our U.S.-flagged operations were not in a U.S. income tax paying position because they had substantial net operating loss carry-forwards.

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.
We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations; any changes in the current laws and regulations could lead to increased costs or decreased revenues and adversely affect our business prospects, financial condition and results of operations.
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
By virtue of our operations in the U.S., the U.S. Federal Maritime Commission, commonly known as the FMC, requires us to maintain a $15.0 million third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Item 4—Information on the Company—Regulatory issues.”
New health, safety, security and other regulatory issues could adversely affect our business prospects, financial condition and results of operations.
We are subject to various international, national, state and local health, safety and security laws and regulations. For additional discussion of these requirements, we refer you to “Item 4—Information on the Company—Regulatory issues.” Changes in existing legislation or regulations and the imposition of new requirements could adversely affect our business prospects, financial condition and results of operations.
Implementation of U.S. federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our financial condition and results of operations. Many cruise customers may not currently have passports or may not obtain a People Access Security Card (PASS) card, if and when available. A PASS card system is currently being developed by the State Department and the Department of Homeland Security as a secure credential that verifies the citizenship and identity of U.S. nationals who re-enter the U.S. and it may be a less expensive alternative to a passport.

Item 4. Information on the Company
History and development of the Company
The Norwegian Cruise Line brand commenced operations in 1966. In February 2000, Star Cruises Limited, a Bermuda company with limited liability, acquired control of and subsequently became the sole owner of the Norwegian Cruise Line’s operations through its subsidiary Arrasas Limited, an Isle of Man company.
In December 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited. In connection with our formation, Star Cruises Limited contributed to the Company its 100% ownership interest in Arrasas Limited. Various subsidiaries were reorganized so that the entities owning or operating Bahamas-flagged ships became subsidiaries of NCL International, Ltd., also a Bermuda company, and the entities owning or operating U.S.-flagged ships became subsidiaries of NCL America Holdings, Inc., a Delaware corporation. NCL International, Ltd. and NCL America Holdings, Inc. are wholly-owned by Arrasas Limited. We refer you to “Item 4—Information on the Company—Organizational structure” for a diagram of our organization.
At December 31, 2006, approximately 37% of the shareholding interests in Star Cruises Limited were held by Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust, a private unit trust held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of our Chairman’s family (the “Lim Family”). In addition, Resorts World Bhd (“RWB”), a Malaysian company listed on Bursa Malaysia Securities Berhad, in which the Lim Family has a substantial indirect beneficial interest, held approximately 36% of the shareholding interests in Star Cruises Limited. Star Cruises Limited’s shares are listed on the Stock Exchange of Hong Kong Limited and quoted on the Central Limit Order Book International of the Singapore Exchange Securities Trading Limited. We refer you to “Item 4—Information on the Company—Business overview” for further information.
The Company’s registered offices are located at Milner House, 18 Parliament Street, Hamilton HM 12, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126, U.S. and the main telephone number at that address is (305) 436-4000. The websites for Norwegian Cruise Line, NCL America and Orient Lines are located at www.ncl.com, www.ncl.com/ncla and www.orientlines.com, respectively. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”). Mark E. Warren, our Executive Vice President and General Counsel, is our agent for service of process at our principal executive offices.
Business overview
We are one of the leading cruise ship operators in the world and are increasing the capacity and modernity of our fleet. We currently operate 14 ships with a total of over 26,600 berths, which represents approximately 11% of the overall cruise capacity in North America in terms of berths. We are in the midst of a fleet renewal program which, by the end of 2010, will add three new ships to our fleet with approximately 10,800 berths. During the same period, certain ships which we currently charter from Star Cruises Limited will be withdrawn from our fleet. We offer a wide variety of itineraries focused on North America, including year-round cruises from New York, the only seven-day inter-island itineraries in Hawaii and a variety of itineraries in Alaska. We also offer numerous mainstream itineraries in the Caribbean, Europe and South America and have the largest cruise operation in Antarctica. We operate under three brands: Norwegian Cruise Line, NCL America (under which we offer our unique Hawaii cruises), and Orient Lines.

In addition to operating our large, competitive international fleet, we are unique in the industry in being the only major cruise line to operate U.S.-flagged ships, which enables us to offer entirely inter-island Hawaii cruises.
Segment Reporting
We operate under three brand names, Norwegian Cruise Line, NCL America, and Orient Lines. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics, as well as products and services provided.
Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who made reservations in North America. For the years ended December 31, 2004, 2005 and 2006, revenues attributable to North American passengers were approximately 89%, 90% and 87%, respectively.
Our business strategies
We seek to attract vacationers by pioneering new products and services, exploring new markets and adding modern ships to our fleet. Our objective is to offer vacation products, unique in the cruise industry and which offer better value and more attractive characteristics than the broader, land-based leisure alternatives with which we compete. We have a long tradition of product innovation within the cruise industry: Norwegian Cruise Line is the oldest established consumer brand in Caribbean cruising; we became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980. This tradition of innovation has continued in recent years with the launch of “Freestyle Cruising,” the development of “Homeland Cruising,” including the initiation of year-round cruises from New York, and the introduction of one-week and more recently 10 and 11-day inter-island cruises on ocean-going ships in Hawaii through our U.S.-flagged ships, which we believe differentiate us significantly from our major competitors.
“Freestyle Cruising” One of our most significant initiatives has been the introduction of a new style of cruising, called “Freestyle Cruising,” onboard all Norwegian Cruise Line and NCL America ships. Our primary aim has been to eliminate the traditional cruise ship practice of fixed dining schedules, assigned dinner seating, formal dress codes, and cash tipping of service staff. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to organize their onboard experience according to their own schedules and tastes. The key elements of “Freestyle Cruising” include:
•	flexible dining policy in our dining rooms; no fixed dining times or pre-assigned seating;

•	up to 11 dining locations ranging from casual fast-food outlets to à la carte gourmet and specialty ethnic restaurants;

•	resort-casual dress code acceptable throughout the ship, at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.
Our new ships have been designed and built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises.
Hawaii We are one of the pioneers of the Hawaii cruise market and have offered cruises in Hawaii since 1998 and have been the industry leader in Hawaii since 2001. Initially, our cruises were on non-U.S.-flagged ships and were required to call on a foreign port during each cruise to comply with the provisions of the U.S. Jones Act. As a result, since 1998, our Hawaii cruises called on Fanning Island in the Republic of Kiribati, which is the closest foreign port that complies with the Jones Act provisions and is located approximately 900 nautical miles south of the Big Island of Hawaii. We retain the exclusive right to call at Fanning Island through March 2009. Because our Hawaii operations consistently generated revenues and passenger yields that exceeded those of our other itineraries, and because we believe Hawaii is an attractive market for expansion as it offers the potential to generate premium revenues, in February 2003, we sought and received U.S. Congressional permission to operate in the Hawaii inter-island trade. As a result, we are currently the only major ocean-going cruise ship operator capable of offering seven-day itineraries and entirely inter-island cruises in Hawaii which we believe are more attractive to our customers than our competitors’ offerings.
Pursuant to federal law, we were permitted to re-flag an existing non-U.S.-flagged ship in our fleet as a U.S.-flagged ship and complete the construction of two additional U.S.-flagged ships outside the U.S. As a result, three of our ships are able to cruise between and among ports in Hawaii without the need to call at a foreign port. The 2,000-berth Pride of Aloha commenced sailing seven-day inter-island cruises from Honolulu in the summer of 2004. Pride of America, our first newly built U.S.-flagged ship, commenced sailing seven-day inter-island cruises from Honolulu in the summer of 2005. It added 2,140 berths to our fleet and features more private balcony cabins than any other ship in our fleet. Pride of Hawai’i, our third U.S.-flagged ship and also a new purpose-built ship for “Freestyle Cruising,” commenced sailing in the spring of 2006, adding a further 2,460 berths to our fleet. In total, we offer over 6,600 berths on U.S.-flagged ships on weekly inter-island Hawaii cruises.
Fleet renewal We have one of the youngest fleets in the industry. An important element of our strategy since our acquisition by Star Cruises Limited in 2000 has been to make significant investments in the renewal of our fleet. We are in the midst of a fleet renewal program, which, by the end of 2010, will add three new ships to our fleet, for a total of 12 modern ships added to our fleet since 1999. These three ships have approximately 10,800 berths, or approximately 41% of our total berths of our existing fleet as of December 31, 2006. The total cost of these three new ships is currently estimated to be $2.6 billion based on the Euro/U.S. dollar exchange rate on December 31, 2006, of which we had paid $0.2 billion as of December 31, 2006. Renewal of our fleet is expected to enhance our results because:
•	new ships are more attractive to passengers;

•	new ships are larger and have a more profitable mix of cabins, including a higher percentage of cabins with private balconies for which passengers are willing to pay a premium;

•	our new ships are faster than many of our competitors’ ships, giving us more flexibility in designing new and attractive itineraries;

•	new ships tend to provide greater operating economies of scale; and

•	our new ships have been designed and built to deliver “Freestyle Cruising.”
In 2004, we transferred ownership of six of our older cruise ships to our parent, Star Cruises Limited. We continue to operate five of these ships under charter agreements with our parent at December 31, 2006. These charter agreements afford us the flexibility to return our older ships to Star Cruises Limited as new, modern ships enter our fleet over time, without relying on the secondary sale market.
“Homeland Cruising” We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers, thus eliminating the need for vacationers to fly to distant ports to board a ship and reducing the overall cost and duration of a vacation. We branded this initiative as “Homeland Cruising” in response to changing consumer travel patterns in recent years. We are, for example, the only brand operating year-round from Honolulu and New York, the largest population center in the U.S., and we offer Bermuda cruises from three of the main northeastern ports, Boston, New York and Philadelphia.
Brand identity launch
We recently unveiled a new, comprehensive brand identity created expressly to capture and articulate our “Freestyle Cruising”. The marketing plan features national television, radio, print, newspaper, out-of-home and online advertising, along with a redesigned website. This branding effort has also extended to our passengers and travel agents’ correspondence, onboard and in-cabin elements and port signage and terminal décor.
The fleet
As of December 31, 2006, NCL operates a fleet of 14 cruise ships with a total of over 26,600 berths. We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers on ships specifically designed or re-configured to offer our unique “Freestyle Cruising” product.
Most of our ships are characterized by state-of-the-art passenger amenities including multiple dining choices in up to 11 restaurants on each ship, together with hundreds of standard private balcony cabins on each ship. Private balcony cabins are very popular with passengers and offer the opportunity for potential increased revenues by allowing us to charge a premium. Additionally, Pride of Hawai’i, Norwegian Pearl, Norwegian Jewel, Norwegian Star and Norwegian Dawn each have a “ship within a ship” of luxury garden villas with up to approximately 4,390 square feet. These garden villas contain three separate bedroom areas, spacious living and dining room areas, as well as butler and concierge service. In addition, Pride of Hawai’i, Norwegian Jewel and Norwegian Pearl, each have 10 courtyard villas, with up to approximately 572 square feet, which provide access to an exclusive private courtyard area with a private pool.

Norwegian Cruise Line’s ships
The table below provides a brief description of the Norwegian Cruise Line’s ships and areas of operations based on 2006 itineraries:

	Year Built/		Crew	Gross	Primary Areas of
Ship	Rebuilt	Berths	Capacity	Tons	Operation
Norwegian Pearl	2006	2,400	1,200	93,500	Alaska, Caribbean, Pacific
					Coastal and Panama Canal
Norwegian Jewel	2005	2,380	1,100	93,500	Caribbean and Europe
Norwegian Dawn	2002	2,220	1,100	92,300	Bahamas, Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,240	1,100	91,700	Alaska, Mexico and Pacific Coastal
Norwegian Sun	2001	1,940	900	78,300	Alaska, Caribbean, Hawaii, Pacific Coastal and Panama Canal
Norwegian Majesty (1)	1992/1999	1,460	700	40,900	Bahamas, Bermuda and Caribbean
Norwegian Wind (1)	1993/1998	1,740	700	50,800	Alaska and Hawaii
Norwegian Dream (1)	1992/1998	1,740	700	50,800	Caribbean, Europe, Panama Canal
					and South America
Norwegian Spirit	1998	1,980	1,000	75,300	Alaska, Caribbean, Bahamas,
					Canada and New England
Norwegian Crown (1)	1988	1,080	550	34,200	Panama Canal, South America and Bermuda

(1)	Chartered from Star Cruises Limited with the anticipation that such ships will be returned to Star Cruises Limited as new modern ships enter our fleet over time.
NCL America’s ships
As of December 31, 2006, NCL America currently operates three ships, with a total of over 6,600 berths. The table below provides a brief description of the NCL America ships:

					Primary
			Crew	Gross	Areas of
Ship	Year Built	Berths	Capacity	Tons	Operation
Pride of Hawai’i	2006	2,460	950	93,600	Hawaii
Pride of America	2005	2,140	950	80,400	Hawaii
Pride of Aloha	1999	2,000	900	77,100	Hawaii
Orient Lines’ ship
Orient Lines currently operates Marco Polo, with 840 berths. The table below provides a brief description of Marco Polo:

	Year Built/		Crew		Primary Areas
Ship	Rebuilt	Berths	Capacity	Gross Tons	of Operation
Marco Polo (1)	1965/1993	840	400	22,100	Mediterranean,
					Scandinavia,
					Antarctica, South
					America and North
					Africa

(1)	Chartered from Star Cruises Limited.
Marco Polo is ice-strengthened for cruising in Antarctica. Marco Polo offers destination-oriented cruises in Europe (in the Northern summer), South America, North Africa and Antarctica (in the Southern summer).
Current new ships on order
We currently have three ships on order for our fleet. The planned berth capacity and expected delivery dates of these three ships on order are as follows:

Ship	Expected Delivery Date	Berths	Gross Tons
Norwegian Gem	Fourth Quarter 2007	2,400	93,500
New Class
F3 One	Fourth Quarter 2009	4,200	150,000
F3 Two	Second Quarter 2010	4,200	150,000
We have an option for a third F3 ship with a scheduled delivery in the first quarter of 2011 with an additional 4,200 berths.
Other ships
In 2003, we purchased two U.S.-flagged ships, the United States and the Independence, with a view to potentially expanding our U.S.-flagged operations beyond Hawaii and beyond the three U.S.-flagged ships for which we have received exemptions under federal law. Under current U.S. law, existing U.S.-flagged ships may be upgraded in a foreign shipyard so long as any hull and superstructure work is completed in a domestic U.S. yard. If we decide to upgrade these two ships into modern cruise ships, such work is expected to be performed in a combination of U.S. and European shipyards in a way that is most economically and technically efficient. If they are modernized, the United States and the Independence would be important initiatives in our strategy to build up our NCL America brand. As U.S.-flagged ships, the United States and the Independence would not be restricted in their deployment, but would be subject to a 75% U.S. citizen ownership and control requirement. In addition to a full range of international itineraries, the ships could be used to offer coastwise short cruises from, for example, New York, Boston, San Francisco and various Gulf of Mexico and Atlantic ports and mainland U.S. itineraries where cruise products are not currently available to customers from our non-U.S.-flagged ships or our competitors. Whether to upgrade these ships and the timing of any such upgrades is currently under consideration.
Ship deployment
We offer cruise itineraries ranging from one day to approximately one month and call at approximately 190 destinations worldwide, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America, Scandinavia, North Africa and Antarctica. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. We believe this strategy allows us to maintain our status as one of the three major North American cruise operators while diversifying our deployment rather than relying as heavily on the traditional mass market trades in the Caribbean and the Bahamas out of South Florida.
Ports and facilities
We have permits with the Government of Bermuda whereby Norwegian Majesty, Norwegian Crown, Norwegian Spirit and Norwegian Dawn are permitted to call each season in Bermuda from Boston, Charleston, Philadelphia and New York. In addition, we own an uninhabited private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries.
We have an agreement for the exclusive right to call at Fanning Island, an island approximately 900 nautical miles south of Hawaii, until April 1, 2009, with an option to extend the agreement for an additional two years. For a number of years, we have operated a round-trip Honolulu-Fanning Island cruise itinerary in Hawaii.
In June 2004, we entered into a contract with the City of New York pursuant to which we receive preferential berths on specific piers at the city’s passenger ship terminal. Furthermore, in September 2006, we entered into a contract with the city of Los Angeles pursuant to which we receive preferential use of a berth at the city’s cruise ship terminal.
We have a concession permit with the U.S. National Park Service (“Park Service”) whereby our ships are permitted to call on Glacier Bay 13 times during each season. These permits have been extended by the Park Service until December 31, 2007. Our expectation is that the current permit will be extended through at least December 31, 2009. The Park Service has not yet established the process by which the permits would be issued for visits to Glacier Bay after December 31, 2009.
To enable Orient Lines to call at a variety of ports, we perform turn-around operations in a number of different ports and have a policy of not designating a homeport for Marco Polo. Marco Polo visited approximately 120 different ports of call in 2006.
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
We are further developing a sophisticated revenue management system, typical of other systems used by competitors within the North American cruise market. This system tracks and forecasts demand at multiple price points per cabin category which would allow us to identify changes in demand more quickly and shorten the time to implement pricing decisions.
Onboard and other revenues
Cruise prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities. We earn additional revenues principally from shore excursions, food and beverage sales, gaming, retail sales, and spa services. Onboard and other revenue is an important component of our revenue base. To maximize onboard revenues, we utilize point-of-sale computer hardware and operating systems on our ships to permit “cashless” transactions for many of the products and services that our ships offer. Although we run the casinos onboard all our ships (other than the ships operating in Hawaii, where gambling is prohibited) and onshore excursion sales onboard all our ships, we generally enter into concession contracts for retail shops, spa services, photography and art auctions. These contracts generally entitle us to a fixed percentage of the gross or net sales derived from these concessions. We refer you to “Item 5—Operating and Financial Review and Prospects.”
Seasonality
The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the months of June through August. This predictable seasonality in demand has resulted in fluctuations in our revenues and results of operations. The seasonality of our results is increased due to ships being taken out of service for dry-docking, which we typically schedule during non-peak demand periods for such ships.
Sales and marketing
Travel agent relationships
In 2006, a vast majority of our passengers booked their cruises through independent travel agents who sell our itineraries on a non-exclusive basis. Since almost all of our sales are made through independent travel agents, a major focus of our marketing strategy is motivating and supporting the retail travel agent community. Our marketing is supported by an extensive network of approximately 20,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.
Our call centers are located in Miami, Phoenix, the United Kingdom and Germany with over 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have an outsourced relationship with a firm that manages two additional locations for us in Louisiana and Panama.

The Phoenix call center supports reservation agents and passenger service functions with the goal of ensuring high quality of service to our travel partners and business continuity in the event of disaster in South Florida (such as a hurricane). In 2006, we continued to expand our “business enhancement unit” in Phoenix. This is a group of personnel who contact travel agents with customers booked or customers who have booked directly to offer them attractively priced upgrades where we have higher category space available that has not yet been sold.
Marketing, brand communications and advertising
Our marketing department has been staffed and organized into core areas to support our new brand launch and increase in consumer marketing, while continuing trade and travel partner marketing. The core areas are: marketing communications, direct marketing and loyalty and website/interactive.
In late 2006, we launched our first major advertising effort, our most significant campaign in more than ten years, including national consumer communications through television, magazine, online and direct mail. Media activity also included commuter rail posters, Times Square, New York city advertising, along with a redesigned website developed with new features and functionality, emphasizing the new brand identity. All media activity was also supported by newly developed fulfillment materials, sales collateral, national sales promotions and product brochures, all in the new brand look and tone of voice.
Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services. Norwegian Cruise Line and Orient Lines each have their own past passenger loyalty programs. Norwegian Cruise Line’s program, which includes NCL America, is known as the Latitudes Club and Orient Lines’ program is known as the Polo Club. Members of these programs receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits, cabin upgrades and onboard recognition. Avid cruisers can use our co-brand credit card to earn upgrades and discounts. Also, we have established a variety of interactive dialogue opportunities through periodic market research, polling emails and annual contests.
In the past year, we have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our passengers and travel agency partners, has been a major focus of this momentum. In October 2006, we launched our redesigned website that aligns with our new brand look and further promotes our “Freestyle Cruising” program. With an average of approximately 40,000 visitors a day, ncl.com offers our passengers and travel partners comprehensive information on our destinations, onboard products and services, shore excursions, and our ships, including deck and cabin details. We also are in the process of launching a new booking engine that will allow passengers and travel agency partners to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience.
Company operations and cruise infrastructure
Ship maintenance
In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for maintenance work, repairs and improvements performed in dry-dock. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the dry-docking period and assist in performing maintenance and repair work. We lose revenue earning opportunities while ships are dry-docked. Accordingly, dry-docking work is typically performed during non-peak demand periods to minimize the adverse effect on revenues that results from ships being out of service. Dry-dockings are typically scheduled in spring or autumn, depending on shipyard availability and the itinerary of the ship.
Information technology
Information technology is essential at all levels of our operations, from our corporate headquarters to our ships. Computer systems and solutions are widely used to support the expanding global information technology requirements for various functions and locations.
We have implemented an integrated computerized reservation system, called “Freestyle Connect,” which is designed to maximize inventory use together with a variety of controls and functions. “Freestyle Connect” supports revenue maximization with sophisticated features providing selling limits and probability of sales information. It includes tools designed to optimize cabin inventory and provide flexible customization capabilities to manage our cruise revenue goals. “Freestyle Connect” interfaces with our air management system, “AirWare,” which manages our air transportation logistics. We use an integrated airline computerized reservation system, or CRS, that is designed to directly access the reservation systems of most major airlines from a single terminal. The system has eliminated the need for multi-CRS systems and provides more efficient reporting of, and control over, airline ticket purchasing when booking a cruise.
Onboard the ships, the Fidelio Cruise Shipboard Property Management System is an integrated cruise management system which facilitates front-office and back-office operations in servicing passengers and crew members. It also provides a “one-card-fits-all” concept, offering passengers the convenience of using their Onboard Access Card for ID gangway transit, cabin entry and purchases and charges onboard.
The Manpower Analysis Planning System, or MAPS, provided by Manpower Software, Ltd., is a crew information and scheduling system. The system enables us to track relevant information for all active crew, retain historic personnel information and provide assistance in the complex task of scheduling crew onboard our ships. In addition, MAPS enables us to automate several processes that were performed manually, including travel requests, tracking required training and creating crew manifest lists.
Suppliers
Our largest purchases are for ship construction and acquisition. Our largest operating purchases are for travel agent services, passenger airfare, fuel and oil, passenger food and beverages, advertising and marketing, and hotel supplies for our ships. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars and Euro. Payment terms granted by the suppliers are generally customary terms for the cruise industry.
Crew and passenger safety
We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.
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
We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. Such safety initiatives include:
•	strict alcohol and drug policy, including frequent random tests and a zero tolerance policy for alcohol use by senior officers and watch keepers at all times;

•	a policy of requiring the presence of at least two officers in the navigation center of every cruise ship while at sea (except under certain low-risk situations);

•	a comprehensive fleet safety program with six traveling safety officers;

•	“Navigation Conditions” system involving the presence of additional officers on the bridge when a cruise ship is operating in identified “yellow zones” or “red zones”—specific locations and situations identified as being potentially hazardous or deviating from the normal course of the cruise ship;

•	procedure checklists;

•	performance of an internal and external audit at least annually to ensure safety implementation, corrective action following incidents and continuous regular improvements;

•	standardization and upgrade of equipment on our ships;

•	installation of automatic identification system, or AIS, in the navigation centers of all of our ships;

•	psychological profiling of officers;

•	bridge and crew resource management courses for all bridge officers;

•	centralized and automated engine control (except on Marco Polo);

•	additional onboard training in the use of the navigation and safety equipment; and

•	stringent implementation of additional controls and procedures, which have been published as safety recommendations, following investigation analyses of incidents or accidents in other parts of the cruise industry.

Insurance
We maintain marine insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets.
In addition to the marine insurance coverage in respect of the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:
•	protection and indemnity insurance (that is, coverage for third party liabilities) on each ship;

•	war risk insurance, including terrorist risk insurance, on each ship in an amount equal to the total insured hull value, subject to certain coverage limits, deductibles and exclusions. The terms of our marine war risk policies include provisions where underwriters can give seven days notice to the insured that the policies will be cancelled, which is typical for policies in the marine industry;

•	insurance for cash onboard; and

•	insurance for our shoreside property and general liability risks.
We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels. We will endeavor to obtain insurance coverage in amounts and at premiums that are commercially acceptable to us.
The Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974) and the 1976 Protocol to the Athens Convention are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention. However, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet been ratified, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the ratification of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol is ratified, we expect insurance costs would increase.
Trademarks
We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “NCL AMERICA,” “NCL” and the NCL logo, the names of our cruise ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered onboard our ships. In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, among others, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION”. We believe our NORWEGIAN CRUISE LINE, NCL AMERICA, NCL, FREESTYLE CRUISING, FREESTYLE DINING and FREESTYLE VACATION trademarks and the NCL and NCL AMERICA logos are widely recognized throughout North America and Europe and have considerable value. During the fourth quarter of 2006, we transferred the ORIENT

LINES tradename and various tradenames and trademarks related to that business to a subsidiary of Star Cruises Limited (we refer you to Item 3. Key Information-Selected Financial Data, footnote 2).
Regulatory issues
Registration of our ships
Eleven of the ships that we currently operate are registered in the Bahamas. Three of our ships, Pride of Hawai’i, Pride of Aloha, and Pride of America, are U.S.-flagged ships. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ships are subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including but not limited to the U.S. Public Health Service, the FMC and the U.S. Coast Guard. Both our U.S.-flagged and Bahamas-flagged fleets are also subject to the health and safety laws and regulations of the various port states where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and put into effect the IMO conventions relating to ocean-going passenger ships.
U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S, documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed cruise ships (originally contracted for construction in a U.S. shipyard by an unrelated party), Pride of Hawai’i and Pride of America, to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. The Hawaii Cruise Ship Provision also authorizes the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work performed on any of the three ships be performed in the U.S., except in case of emergency or lack of availability, and that the ships operate primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ships deployed in Hawaii are able to cruise between U.S. ports in Hawaii without the need to call at a foreign port. We refer you to “Item 4—Information on the Company—Our business strategies—Hawaii,” for a discussion of our development of U.S.-flagged ships for cruising in Hawaii.
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

In the U.S., we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention, or the CDC, and the Food and Drug Administration, or the FDA. We believe we rate at the top of the range of CDC and FDA scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.
Pursuant to FMC and U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. In addition, we are required to obtain certificates from the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution.
We currently operate under a U.S. Government-approved Environmental Management Plan that is incorporated into the SEMS program. Among the achievements under this system are:
•	deployment of environmental officers and environmental engineers on all ships;

•	a dedicated, full time environmental staff at shoreside;

•	a comprehensive environmental training and awareness program;

•	an environmental hotline;

•	advanced wastewater treatment systems installed or in the process of being installed on 100% of the fleet;

•	our own patent-pending ballast water management system to prevent discharge of damaging non-indigenous marine species in ballast water;

•	advanced treatment systems for oily bilge water installed on all ships; and

•	an innovative bio-sludge disposal and used lube recycling programs.
Permits for Glacier Bay, Alaska and the Antarctic
In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our cruise ships in Glacier Bay National Park and Preserve. We also hold an approved initial Environmental Evaluation permit from the U.S. Environmental Protection Agency allowing Marco Polo to operate in the Antarctic. Such permits must be periodically renewed and there can be no assurance that they will continue to be renewed or that regulations relating to the renewal of such permits will remain unchanged in the future.
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

The ISPS Code provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues onboard ships and in ports. We have been in compliance with all requirements of the ISPS Code imposed upon us as of the implementation date of July 1, 2004.
In addition to the requirements of the ISPS Code, the U.S. Congress enacted The Maritime Transportation Security Act of 2002, commonly known as the MTSA, which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the United States docking at ports in the U.S. The U.S. Coast Guard has recently published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members onboard such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations.
Recent amendments to SOLAS required that ships constructed in accordance with pre-SOLAS, 1974 requirements install automatic sprinkler systems by year-end 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. At December 31, 2006, we were in compliance with these requirements.
Financial requirements
The FMC requires evidence of financial responsibility for those offering transportation onboard passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. We are also required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.
From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the U.S. and the cruise industry in general.
Taxation
U.S. federal income taxation — foreign-flagged operations
The following discussion of the application to us of U.S. federal income tax laws is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), legislative history, U.S. Treasury regulations, administrative rulings and court decisions. The following description is subject to change and any change could affect the continuing accuracy of this discussion. In particular, the Tax Reform Act of 1986 (the “1986 Act”) significantly changed the U.S. federal income tax treatment of shipping income. In August 2003, the U.S. Internal Revenue Service, or the IRS, issued final regulations (the “Final Regulations”) interpreting section 883 of the Code, as amended by the 1986 Act. The Final Regulations were originally effective for taxable years beginning on or after September 25, 2003. However, pursuant to The American Jobs Creation Act of 2004, the effective date of the Final Regulations was delayed to taxable years of a foreign corporation beginning after September 24, 2004. Therefore, the Final Regulations apply to our year ended December 31, 2005 and subsequent years.
Our foreign-flagged operations derive income from the international operation of ships. Under section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the U.S., are exempt from U.S. federal income taxes on (or in respect of) gross income derived from the international operation of ships. A foreign corporation will qualify for the section 883 exemption if: (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption for income from the international operation of ships (“Shipping Income”) of sufficiently broad scope to U.S. corporations (“Equivalent Exemption”) and (ii) more than 50% in value of its stock is directly or indirectly owned by individuals who are residents of one or more foreign countries that grant an Equivalent Exemption (“Stock Ownership Test”). In addition, the Final Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation requirements (“Substantiation Requirements”) in order to establish that it meets the Stock Ownership Test.
In applying the Stock Ownership Test, under section 883(c) of the Code, stock of a foreign corporation owned directly or indirectly by a corporation (i) organized in a foreign country which grants an Equivalent Exemption and (ii) whose stock is “primarily and regularly traded on an established securities market” in an Equivalent Exemption jurisdiction or in the U.S., is treated as owned by individuals resident in such foreign country of organization.
We believe that our Shipping Income is exempt from U.S. federal income taxes because (i) Bermuda, NCL’s country of organization (NCL’s non-U.S. subsidiaries are disregarded for federal tax purposes), grants an Equivalent Exemption, and (ii) based upon certain assumptions as to shareholdings and other information, NCL meets the Stock Ownership Test because more than 50% in value of its stock is owned, or is treated as owned, by individuals residing in Equivalent Exemption jurisdictions—i.e., Bermuda and Malaysia.
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
We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income will be subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S.-sources, generally would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). We also would be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S.-sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S.-source interest). We believe that NCL would not be subject to the 4% gross basis tax under section 887 of the Code on certain U.S.-source transportation income.
Income of NCL derived from U.S.-sources includes 100% of its income, if any, from transportation that begins and ends in the U.S., and 50% of its income from transportation that either begins or ends in the U.S. Income from transportation that neither begins nor ends in the U.S. would not be taxable. There are indications in the legislative history of the transportation income source rules that suggest that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules in the aforesaid manner is not free from doubt. If this application of the rules is correct and if section 883 of the

Code did not apply to NCL at all, NCL would be subject to U.S. taxation on a smaller portion of its income than described above.
U.S. federal income taxation — U.S.-flagged operations
Income derived from our U.S.-flagged operations (under the NCL America brand) generally is subject to U.S. federal income taxation at graduated rates of up to 35%, after an allowance for deductions. U.S.-source dividends paid by NCL America generally would be subject to a 30% withholding tax.
Organizational structure
Our corporate structure is as follows1:

[1]	All subsidiaries are 100% owned by their immediate parent companies.

[2]	NCL Corporation Ltd. is a wholly-owned subsidiary of Star Cruises Limited.

[3]	Ship-holding companies for Bahamas flagged-ships.

[4]	Operates Bahamas flag fleet, including ships under charter agreements with Star Cruises Limited (Norwegian Crown, Norwegian Dream, Norwegian Majesty, Marco Polo and Norwegian Wind) and performs under contract with NCL America Inc. certain marketing, ticket issuance and other services.

[5]	Ship-holding companies for U.S.-flagged ships.

[6]	Operates U.S.-flagged fleet.
Property, plant and equipment
Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—The fleet” and “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources”.
Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease the approximately 209,000 square feet facility. We also lease approximately (i) 11,500 square feet of office space in Honolulu, Hawaii for administrative operations of NCL America; (ii) 14,000 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iii) 6,000 square feet of office space in Germany for sales and marketing in Europe; and (iv) 42,000 square feet of office space in Phoenix, Arizona for a call center. In addition, we own an uninhabited private island in the Bahamas, Great Stirrup Cay, that we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.
Industry
Industry background
We provide cruise vacations primarily in North America, which represents the largest vacation market in the world. According to CLIA, 10.2 million North American passengers took a cruise in 2006.
Estimates of North American-sourced cruise passengers and the number of berths marketed in North America compiled by CLIA from 2002 to 2006 are as follows:

	Cruise Passengers	Berths
	Sourced in	Marketed in
Calendar Year	North America (1)	North America (2)
2002	7,640,000	197,553
2003	8,195,000	215,397
2004	9,107,000	220,187
2005	9,670,000	227,717
2006	10,180,000	246,759

(1)	Based on passengers carried for at least two consecutive nights for the calendar year.

(2)	As of the end of the calendar year. These figures include ships that are marketed in North America and elsewhere.
The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, North Africa, the South Pacific, the Far East and India.
Based on the number of ships that are currently on order worldwide, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicated that at the end of 2006 and 2007, CLIA member lines have and will have an aggregate passenger capacity of 246,759 and 320,321 berths, respectively. These figures include ships that are expected to be marketed in North America and elsewhere. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, the net capacity serving North American-sourced cruise passengers is expected to increase over the next several years.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain statements under this caption “Item 5—Operating and Financial Review and Prospects—Management’s discussion and analysis of financial condition and results of operations,” and elsewhere in this annual report, constitute “forward-looking” statements within the meaning of Section 21E of the Exchange Act and the PSLRA. Many, but not all of these statements can be found by looking for terms like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. “Forward-looking” statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those “forward-looking” statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business, and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorists attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs, such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any “forward-looking” statements, whether as a result of new information, future events or otherwise.
Such “forward-looking” statements are based on current beliefs, assumptions, expectations, estimates and projections of our management regarding our present and future business strategies and the environment in which we will operate in the future. These “forward-looking” statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any “forward-looking” statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.
All prior periods’ financial information presented herein has been adjusted to reflect the retrospective application of the change in our method of accounting for dry-docking costs, as more fully discussed in our consolidated financial statements. We refer you to Note 2. Summary of Significant Accounting Policies and Note 3. Change in Accounting for Dry-docking Costs.
Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and are commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
Please see a reconciliation of these measures to items in our consolidated financial statements on page 38.
Overview
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues and onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.
Passenger ticket revenues primarily consist of payments for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include payments for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Passenger ticket revenues are generally collected from passengers prior to their departure on the cruise.
Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, gaming, retail sales, and spa services. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Our cruise operating expenses are classified as follows:
•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•	Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, land packages, and sales of travel protection for vacation packages.

•	Payroll and related expenses represent the cost of wages and benefits for shipboard employees.

•	Fuel expenses include fuel costs, the impact of fuel hedges and delivery costs.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers onboard a particular cruise ship.

•	Ship charter costs consist of amounts paid for chartering ships.

•	Other operating expenses consist of costs such as repairs and maintenance including dry-docking costs, ship insurance and other ship expenses.

We do not allocate payroll and related costs, food costs, or other ship operating costs to passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.
Critical accounting policies
Our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.
Ship accounting
Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated salvage value of the ship. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred. During the second quarter of 2006, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period to a ship’s next scheduled dry-docking, to the direct expense method, under which we expense all dry-docking costs as incurred. Accordingly, we have adjusted our previously reported financial information for all periods presented for this change in the method of accounting for dry-docking costs. As a result of the change in the method of accounting for dry-docking costs to the direct expense method, we have classified such costs as other operating expenses in our consolidated statements of operations consistent with our method of expensing repairs and maintenance costs.
We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2006 would have increased by approximately $2.9 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by approximately $14.4 million.

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
Goodwill and other indefinite-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.
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
Contingencies
Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance in SFAS No. 5, “Accounting for Contingencies,” as amended, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.
Recent accounting pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of accumulated deficit. We do not expect that the adoption of

FIN 48 will have a material impact on our consolidated financial position and results of operations.
In June 2006, the Emerging Issues Task Force (“EITF”) ratified a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”. Taxes within the scope of EITF Issue No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales taxes, use taxes, value-added taxes, and some excise taxes. We have adopted EITF Issue No. 06-3 as our policy is to present these taxes on a gross basis. The amounts included on a gross basis are $53.8 million, $68.7 million and $83.3 million for the years ended December 31, 2004, 2005 and 2006, respectively.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for our fiscal year beginning in 2008 and interim periods within that year. We are currently assessing the impact of SFAS No. 157 on our consolidated financial position and results of operations.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, 132(R)” (“SFAS No. 158”). SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single-employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. Specifically, it requires a company to recognize on its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a plan through comprehensive income in the year in which the changes occur. SFAS No. 158 is effective for financial statements issued as of December 31, 2006 and is to be applied prospectively. The adoption of SFAS No. 158 did not have an impact on our consolidated financial statements as our plans are not within the scope of SFAS No. 158.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). It permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations.

Results of operations
We reported historical total revenues, total operating expenses, operating income and net (loss) income as shown in the following table (in thousands):

	Years Ended December 31,
	2004	2005	2006
Total revenues	$1,343,996	$1,629,723	$1,976,309

Total operating expenses	$1,007,089	$1,248,526	$1,567,382

Operating income	$40,910	$70,342	$32,580

Net (loss) income	$(18,090)	$16,235	$(130,899)

The following table presents operating data as a percentage of revenues:

	Years Ended December 31,
	2004	2005	2006
Revenues
Passenger ticket revenues	73.7%	73.3%	72.8%
Onboard and other revenues	26.3%	26.7%	27.2%

Total revenues	100.0%	100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	19.2%	20.2%	21.5%
Onboard and other	8.9%	8.7%	9.4%
Payroll and related	18.1%	19.9%	20.9%
Fuel	5.8%	7.3%	8.3%
Food	6.1%	5.8%	5.2%
Ship charter costs	1.6%	1.7%	1.3%
Other operating	15.2%	13.0%	12.7%

Total cruise operating expenses	74.9%	76.6%	79.3%

Marketing, general and administrative expenses	15.2%	13.8%	12.6%
Depreciation and amortization expenses	5.7%	5.3%	6.0%
Impairment loss	1.1%	—%	0.4%
Total operating expenses	96.9%	95.7%	98.3%

Operating income	3.1%	4.3%	1.7%

Non-operating (income) expenses
Interest income	(0.1)%	(0.3)%	(0.1)%
Interest expense, net of capitalized interest	3.7%	5.3%	6.9%
Other expenses (income), net	0.9%	(1.7)%	1.5%

Total non-operating expenses	4.5%	3.3%	8.3%

Net (loss) income	(1.4)%	1.0%	(6.6)%

The following table sets forth selected statistical information for the periods presented:

	Years Ended December 31,
	2004	2005	2006
Passengers Carried	874,926	981,665	1,153,844
Passenger Cruise Days	6,744,609	7,613,100	8,807,632
Capacity Days	6,370,096	7,172,040	8,381,445
Occupancy Percentage	105.9%	106.1%	105.1%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Years Ended December 31,
	2004	2005	2006
Passenger ticket revenues	$990,758	$1,194,461	$1,438,996
Onboard and other revenues	353,238	435,262	537,313

Total revenues	1,343,996	1,629,723	1,976,309

Less:
Commissions, transportation and other	257,947	328,899	425,648
Onboard and other	120,250	141,957	186,240

Net revenues	$965,799	$1,158,867	$1,364,421

Capacity Days	6,370,096	7,172,040	8,381,445
Gross Yields	$210.99	$227.23	$235.80
Net Yields	$151.61	$161.58	$162.79
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Years Ended December 31,
	2004	2005	2006
Total cruise operating expenses	$1,007,089	$1,248,526	$1,567,382
Marketing, general and administrative expenses	204,560	225,240	249,250

Gross Cruise Costs	1,211,649	1,473,766	1,816,632

Less:
Commissions, transportation and other	257,947	328,899	425,648
Onboard and other	120,250	141,957	186,240

Net Cruise Costs	$833,452	$1,002,910	$1,204,744

Capacity Days	6,370,096	7,172,040	8,381,445
Gross Cruise Costs per Capacity Day	$190.21	$205.49	$216.74
Net Cruise Costs per Capacity Day	$130.84	$139.84	$143.74
Outlook
Since the start of what has been characterized as the industry’s “wave period,” we have seen a strong response to our new marketing campaign and an improvement in the pace of bookings following weak bookings during the fourth quarter of 2006. On a capacity adjusted basis, we are significantly ahead of last year in terms of volumes booked for 2007 during the wave period. Demand for the summer programs continues to be solid, particularly for our European deployment, and demand in the Caribbean has shown modest improvement from the weak fourth quarter of 2006. As a result, we have been selectively increasing prices on many sailings and itineraries since the start of the wave period. Because of a large year-over-year increase in our own capacity in inter-island Hawaii cruises, and substantially increased competitive capacity on other Hawaii itineraries, we continue to experience strong downward pricing pressure in this trade. It is clear that the addition of capacity — both ours and our foreign-flag competitors — has outstripped demand in the short term, and we are not achieving the pricing needed to support our higher U.S.-flag operating costs. Based upon these circumstances in Hawaii, and a weaker Caribbean demand than last year, more notably on our older ships, we currently expect Net Yields to be negative for the first half of 2007 compared to the first half of 2006.

Year ended December 31, 2005 compared to year ended December 31, 2006
Revenues
Net revenues increased 17.7% in 2006 compared to 2005 primarily due to a 16.9% increase in Capacity Days and a 0.7% increase in Net Yields. The increase in Capacity Days was primarily due to the additions of Pride of America, Norwegian Jewel, Pride of Hawai’i and Norwegian Pearl which entered service in June 2005, August 2005, May 2006 and November 2006, respectively, partially offset by the return of Norwegian Sea to Star Cruises Limited upon expiration of the relevant charter agreement in August 2005. The increase in Net Yields in 2006 was primarily due to a slight increase in onboard and other revenues while passenger ticket prices remained relatively unchanged. The increase in net onboard and other revenues was due to the increase in amounts spent per passenger primarily due to revenues related to Polynesian Adventure Tours, Inc., a tour bus operator in Hawaii, which we acquired in November 2004. Although passenger ticket prices for our international-flagged fleet slightly increased, this increase was partially offset by downward pricing pressure related to our inter-island cruises in Hawaii. Gross Yields increased 3.8% compared to the year ended December 31, 2005 primarily due to a higher percentage of passengers purchasing air travel with us and increased travel to Hawaii.
Expenses
Net Cruise Costs increased 20.1% in 2006 compared to 2005 primarily due to the 16.9% increase in capacity mentioned above and a 2.8% increase in Net Cruise Costs per Capacity Day. The increase in Net Cruise Costs was primarily due to increases in both payroll and related expenses and fuel costs. The increase in payroll and related expenses was primarily due to higher crew costs related to the U.S. crew deployed on our inter-island cruises in Hawaii, which expanded to three ships during 2006. Average fuel costs for 2006 increased 22% to $355 per metric ton from $291 per metric ton for 2005. The increase in payroll and related expenses and fuel costs accounted for 3.0 and 2.1 percentage points, respectively, of the increase in Net Cruise Costs. The increase in marketing, general and administrative expenses was primarily attributable to increases in shoreside expenses for our reservation centers. These increases were partially offset by certain operating efficiencies. On a Capacity Day basis, marketing, general and administrative expenses decreased 5.3% primarily due to the benefits of certain economies of scale. In 2006, we incurred an impairment loss of $8.0 million related to the Orient Lines tradename, which was transferred to Star Cruises Limited in the fourth quarter of 2006. Gross Cruise Costs per Capacity Day increased 5.5%.
Depreciation and amortization expense increased 39.1% in 2006 compared to 2005. The increase was primarily due to the additions of Pride of America, Norwegian Jewel, Pride of Hawai’i and Norwegian Pearl which entered service in June 2005, August 2005, May 2006 and November 2006, respectively.
Other Income (Expense)
Interest income decreased from $4.8 million in 2005 compared to $3.4 million in 2006. The decrease was due to lower average cash balances during 2006 compared to 2005. Interest expense, net of capitalized interest, increased from $87.0 million in 2005 to $136.5 million in 2006, primarily as a result of higher interest rates and an increase in average outstanding borrowings primarily related to the acquisition of new ships. Other income decreased from a gain of $28.1 million in 2005 to a loss of $30.4 million in 2006. The decrease was due primarily to foreign exchange translation gains of $28.7 million in 2005 compared to foreign exchange translation losses of $38.9 million in 2006 primarily due to fluctuations in the Euro/U.S. dollar exchange rate, partially offset by approximately $7.3 million in connection with a settlement agreement for claims against the builder of Pride of America for post-delivery costs incurred by us.

Year ended December 31, 2004 compared to year ended December 31, 2005
Revenues
Net revenues increased 20.0% in 2005 compared to 2004 primarily due to a 12.6% increase in Capacity Days and a 6.6% increase in Net Yields. The increase in Capacity Days was primarily due to the additions of Norwegian Spirit, Pride of America and Norwegian Jewel, which entered service in May 2004, June 2005 and August 2005, respectively, partially offset by the return of Norwegian Sea to Star Cruises Limited upon expiration of the relevant charter agreement in August 2005. The increase in Net Yields was primarily due to higher cruise ticket prices and amounts spent per passenger onboard. Higher cruise ticket prices were primarily attributable to a generally improved pricing environment in 2005. The increase in amounts spent per passenger was primarily due to the acquisition of Polynesian Adventure Tours, Inc. and deployment mix, particularly for Pride of Aloha. Gross Yields increased 7.7% compared to the year ended December 31, 2004 primarily due to the same reasons discussed above for Net Yields.
Expenses
Net Cruise Costs increased 20.3% in 2005 compared to 2004 primarily due to the 12.6% increase in capacity mentioned above and a 6.9% increase in Net Cruise Costs per Capacity Day. The increase in Net Cruise Costs was primarily due to increases in both payroll and related expenses and fuel costs. The increase in payroll and related expenses was primarily due to higher crew costs related to the U.S. crew deployed on our inter-island cruises in Hawaii, which began operations in June 2004 and which expanded to two ships in June 2005. Average fuel costs for 2005 increased 36% to $291 per metric ton from $214 per metric ton for 2004. The increase in payroll and related expenses and fuel costs accounted for 5.3 and 3.4 percentage points, respectively, of the increase in Net Cruise Costs. The increase in marketing, general and administrative expenses was primarily attributable to increases in shoreside expenses for our Honolulu office, marketing costs related to NCL America, the introduction of Pride of America and Norwegian Jewel, in June 2005 and August 2005, respectively, and the addition of Polynesian Adventure Tours, Inc. These increases were partially offset by certain operating efficiencies. On a Capacity Day basis, marketing, general and administrative expenses decreased 2.2% primarily due to the benefits of certain economies of scale. Gross Cruise Costs per Capacity Day increased 8.0%.
Depreciation and amortization expense increased 11.3% in 2005 compared to 2004. The increase was primarily due to the additions of Norwegian Spirit, Pride of America and Norwegian Jewel, which entered service in May 2004, June 2005 and August 2005, respectively. In 2004, depreciation expense for the six ships transferred to Star Cruises Limited was eliminated with the transfer of such ships in April of that year.
Other Income (Expense)
Interest income increased from $1.4 million in 2004 compared to $4.8 million in 2005. The increase was primarily due to higher interest rates during 2005 compared to 2004. Interest expense, net of capitalized interest, increased from $48.9 million in 2004 to $87.0 million in 2005, primarily as a result of higher interest rates and an increase in average outstanding borrowings primarily related to the acquisition of new ships. Other income increased from a loss of $11.5 million in 2004 to a gain of $28.1 million in 2005. The increase was due primarily to foreign exchange translation gains of $28.7 million during 2005 compared to foreign exchange translation losses of $11.5 million in 2004 primarily due to fluctuations in the Euro/U.S. dollar exchange rate.

Liquidity and capital resources
Net cash provided by operating activities was $153.8 million, $136.8 million and $147.5 million for the years ended December 31, 2004, 2005 and 2006, respectively. The changes in cash provided by operating activities primarily related to timing differences in cash payments relating to operating assets and liabilities.
Net cash used in investing activities was $750.7 million, $678.3 million and $756.2 million for the years ended December 31, 2004, 2005 and 2006, respectively. Capital expenditures were $748.3 million, $658.8 million and $809.4 million for the years ended December 31, 2004, 2005 and 2006, respectively. The capital expenditures were primarily related to the purchase of Norwegian Spirit in 2004, the deliveries of Pride of America and Norwegian Jewel in 2005 and Pride of Hawai’i and Norwegian Pearl in 2006 as well as progress payments for ships under construction in all years.
Cash from financing activities was $570.2 million, $429.5 million and $611.9 million for the years ended December 31, 2004, 2005 and 2006, respectively. In 2004, we issued $250.0 million of senior unsecured notes due 2014 and we drew approximately $260.0 million on committed loan facilities to fund progress payments on ships under construction. In addition, we entered into a $300.0 million term facility and drew $280.0 million on our $500.0 million revolving credit facility. These funds were primarily used to purchase Norwegian Spirit, to repay $425.7 million outstanding on Norwegian Sky and Norwegian Star term loans, and for general corporate purposes. In 2005, we drew on committed loan facilities to fund progress payments on ships under construction and to fund the deliveries of Pride of America and Norwegian Jewel for a total of $485.3 million. We also drew $230.0 million on our $500.0 million revolver and made repayments on our facilities including our revolver of $280.4 million. In 2006, we drew 130.0 million Euro in conjunction with the delivery of Pride of Hawai’i ($157.4 million as of drawdown date). In 2006, we drew $260.0 million on our revolving credit facility for general corporate purposes, including progress payments on ships. We drew 311.2 million Euro ($410.8 million at drawdown date) of a Euro 624.0 million revolving credit facility to fund the delivery of Norwegian Pearl. We also entered into a $610.0 million senior secured revolving credit facility and drew $390.0 million which refinanced two loans secured by Norwegian Dawn and Norwegian Sun. In 2006, we made total payments of $809.6 million in connection with our various facilities and our revolver. We received $208.0 million in capital contributions from Star Cruises Limited including the amount related to the Orient Lines tradename.
In November 2006, our lenders agreed to modify our debt agreements by increasing our maximum permitted total net funded debt-to-capital ratio from 65% to 70%.
Capitalized interest increased from $17.4 million for the year ended December 31, 2004 to $32.2 million for the year ended December 31, 2005 primarily due to a higher level of investment in ships under construction. Capitalized interest decreased to $21.9 million for the year ended December 31, 2006 from $32.2 million for the year ended December 31, 2005 primarily due to a lower level of investment in ships under construction.

Future capital commitments
The planned berths and expected delivery dates of our ships under construction and on firm order are as follows:

	Expected	Approximate
Ship	Delivery Date	Berths
Norwegian Gem	4th Quarter 2007	2,400
New Class
F3 One	4th Quarter 2009	4,200
F3 Two	2nd Quarter 2010	4,200
We have an option for a third F3 ship with a scheduled delivery in the first quarter of 2011 with an additional 4,200 berths.
The aggregate cost of the ships under construction and on firm order is approximately $2.6 billion, of which we have paid $0.2 billion based on the Euro/U.S. dollar exchange rate at December 31, 2006. The remaining costs of the ships as of December 31, 2006 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.
We anticipate that capital expenditures will be approximately $0.6 billion, $0.3 billion, and $1.0 billion for the years ending December 31, 2007, 2008, and 2009, respectively, and will principally relate to payments for ships under construction.
Contractual Obligations:
As of December 31, 2006, our contractual obligations, with initial or remaining terms in excess of one year, including interest expense on long-term debt obligations, were as follows (in thousands):

		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Long-term debt obligations(1)	$3,471,428	$311,701	$623,378	$955,057	$1,581,292
Operating lease obligations(2)	50,703	5,795	10,375	7,864	26,669
Ship charter obligations(3)	47,905	21,005	26,676	224	—
Ship purchase obligations(4)	2,398,455	501,193	1,102,716	794,546	—
Port facilities(5)	93,081	8,158	15,908	16,153	52,862
Capital lease obligations(6)	16,429	3,072	5,490	6,486	1,381
Other(7)	28,022	14,598	12,686	738	—

Total	$6,106,023	$865,522	$1,797,229	$1,781,068	$1,662,204

(1)	Assumes LIBOR rate of 5.37% and EURIBOR of 3.85% for all periods and EURO/USD exchange rate of 1.3199.

(2)	We are obligated under noncancellable operating leases primarily for offices and motor vehicles.

(3)	Ship charter costs are for ships chartered from Star Cruises Limited.

(4)	Amounts represent contractual obligations with initial terms in excess of one year, assumes EURO/USD of 1.3199.

(5)	Amounts represent future commitments with remaining terms in excess of one year to pay for our usage of a New York City terminal and Fanning Island.

(6)	Amounts exclude interest. Capital leases are primarily for buses for Hawaii operations.

(7)	Amounts represent future commitments with remaining terms in excess of one year to pay for primarily service and maintenance contracts.

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
Funding sources
As of December 31, 2006, our liquidity was $403.5 million consisting of $63.5 million in cash and cash equivalents and $340.0 million available to drawdown under our revolving credit facilities. According to the terms of our $610.0 million revolving credit facility, the availability under the facility will increase by $100.0 million to the full $610.0 million in the event we receive an additional $200.0 million of equity, which we have not received as of February 23, 2007.
We also have specific funding available for Norwegian Gem of approximately $0.4 billion, based on the Euro/U.S. dollar exchange rate at December 31, 2006. We have export credit financing for 80% of the contract amount of each of the two F3 ships scheduled for delivery in 2009 and 2010. These financings cannot exceed approximately $0.9 billion each, based on the Euro/U.S. dollar exchange rate at December 31, 2006.
Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2006. Our ships and substantially all other property are pledged as collateral for our debt.
During 2006, we received $208.0 million in capital contributions from Star Cruises Limited including the amount related to the Orient Lines tradename.
We have commitments of approximately $0.9 billion due during the 12-month period ending December 31, 2007. We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.
For further information about our long-term debt, we refer you to our consolidated financial statements Note 5. “Long-Term Debt” on page F-15.

Financial instruments and other
General
We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our consolidated financial statements Note 7, “Financial Instruments,” on page F-18 for further detail.
Interest rate risk
From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. At December 31, 2006, 34% of our debt was fixed and 66% was floating, and we had no interest rate swap agreements in place. A hypothetical one percentage point increase in interest rates would increase our 2007 interest expense by approximately $17.4 million.
Foreign currency exchange rate risk
At December 31, 2006, we had no foreign currency forward contracts or options outstanding. Our exposure to foreign currency exchange rate risk relates primarily to our ship building contracts and to our Euro-denominated debt. Our ship contracts are denominated in Euro and the associated debt agreements are denominated in either U.S. dollars or Euro with certain conversion options. If denominated in Euro, our principal and interest payments for the debt will be payable in Euro, and will be subject to the exchange rate of the Euro at the time these payments are due. From time to time, we enter into foreign currency forward contracts and/or options contracts for these payments.
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
Fuel price risk
Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our total cruise operating expenses, was 7.7% in 2004, 9.6% in 2005 and 10.5% in 2006. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2006, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $18.9 million, maturing by June 2007. The estimated fair value of these contracts at December 31, 2006 was an unrealized loss of $1.6 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2006 would increase our anticipated 2007 fuel cost by approximately $19.1 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of approximately $1.7 million.

Related party transactions
We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions” for details of our related party transactions.
Item 6. Directors, Senior Management and Employees
Directors and senior management
The members of our Board of Directors and our executive officers as of March 1, 2007 are:

Name	Age	Position with NCL
Tan Sri Lim Kok Thay	55	Chairman of the Board of Directors
David Colin Sinclair Veitch	51	Deputy Chairman of the Board of Directors, President and Chief Executive Officer
Senator Robert Graham	70	Independent Director, Chairman of the Governance Committee
Alberto Ibargüen	63	Independent Director, Chairman of the Compensation Committee
Walter L. Revell	72	Independent Director, Chairman of the Audit Committee
Bonnie S. Biumi	44	Executive Vice President and Chief Financial Officer
William A. Hamlin	54	Executive Vice President of Fleet Operations
Robert M. Kritzman	46	Executive Vice President of Hawaii Operations
Andrew Stuart	43	Executive Vice President of Sales, Marketing and Passenger Services
Mark E. Warren	55	Executive Vice President and General Counsel
Tan Sri Lim Kok Thay became the Chairman of the Board of Directors of the Company on December 16, 2003. Tan Sri Lim is Chairman, President and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; manufacturing and trading in paper and paper-related products; generation and supply of electric power and oil and gas exploration activities. Tan Sri Lim is also Chairman, President and Chief Executive of RWB and Joint Chief Executive of Asiatic Development Berhad, both of which are publicly listed companies in Malaysia and subsidiaries of Genting Berhad; a director of Resorts World Limited, Joondalup Limited, Cove Investments Limited, and GHL acting as trustee of the Golden Hope Unit Trust, which are substantial shareholders of Star Cruises Limited; the Chairman of Genting International PLC, a public company listed on the Singapore Stock Exchange and a subsidiary of Genting Berhad; and Chairman, President and Chief Executive Officer of Star Cruises Limited, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim was involved with Star Cruises Limited since its formation in 1993. Tan Sri Lim was also involved in the development of the Genting Highlands Resort in Malaysia and the overall concept and development of the Burswood Resort in Perth, Australia, the Adelaide casino in South Australia and Foxwoods Casino Resort in Connecticut. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979.
David Colin Sinclair Veitch became the Deputy Chairman of the Board of Directors of the Company on December 16, 2003. Mr. Veitch is the President and Chief Executive Officer of NCL and is a Director of

Star Cruises Limited. Before he joined our management in January 2000, Mr. Veitch was the Chief Financial Officer and Senior Vice President of Marketing and Corporate Development of Princess Cruises for approximately eight years, with responsibility at varying times for finance, marketing, international sales, strategic planning and corporate development. In addition, beginning in mid-1998, he was also the executive in charge of Princess Cruises’ sister company, P&O Cruises (Australia). Mr. Veitch graduated with a Master in Business Administration degree from the Harvard Graduate School of Business in 1984 and also holds a Bachelor of Science degree with First Class Honours from the University of London.
Senator Robert Graham became a member of our Board of Directors and Chairman of the Governance Committee in July 2006. Mr. Graham is also a member of our Audit and Compensation Committees. Mr. Graham is a former three-term U.S. Senator and two-term Governor of Florida. A graduate of the University of Florida and Harvard Law School, Senator Graham served in 2006 as Senior Fellow at Harvard University’s John F. Kennedy School of Government, following his retirement from the Senate at the start of 2005. In the U.S. Senate, a distinguished career was capped by his chairmanship of the Senate Select Committee on Intelligence and of the joint House-Senate Intelligence Committee Investigation of the 9/11 terrorist attacks. Senator Graham also serves on the board of directors of the American Institute of Certified Public Accountants (AICPA).
Alberto Ibargüen became a member of our Board of Directors and Chairman of the Compensation Committee in July 2006. Mr. Ibargüen is also a member of our Audit and Governance Committees. Mr. Ibargüen is President and CEO of the Knight Foundation, a private foundation supporting journalism programs in the U.S. and abroad, and social programs in the 26 U.S. communities where John and James Knight published their newspapers. Previously, Mr. Ibargüen was publisher of The Miami Herald and of El Nuevo Herald, capping a newspaper career of over 20 years. He served in the Peace Corps in Venezuela and in Colombia before graduating from the University of Pennsylvania Law School. Mr. Ibargüen is a member of the board of directors of PepsiCo and is on the Advisory Council of the Public Company Accounting Oversight Board. He also is a member of the board of directors of the Council on Foreign Relations, serves as chairman of the board of trustees of the Newseum in Washington D.C., a museum dedicated to free speech and free press, and is a member of the Trustees’ Council of the National Gallery of Art.
Walter L. Revell became a member of our Board of Directors and Chairman of the Audit Committee in June 2005. Mr. Revell is also a member of our Compensation and Governance Committees. Mr. Revell is Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Mr. Revell also serves as a Director and Chairman of the Audit Committee of The St. Joe Company, a publicly traded company that is Florida’s largest land owner and real estate developer; as a Director of Rinker Group Limited, a large multinational corporation based in Australia with extensive operations in the U.S.; as a Director of Calpine Corporation, one of the largest electric power producers in North America, and as a Director of International Finance Bank in Miami, Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to the new parent company, T.Y. Lin International, in San Francisco.
Bonnie S. Biumi is the Executive Vice President and Chief Financial Officer of the Company who joined us in July 2005. Ms. Biumi was the Senior Vice President and Treasurer at Royal Caribbean Cruises Ltd. and worked there since 1999. Prior to that Ms. Biumi was Chief Financial Officer of two separate public companies, an equipment rental company and a telecommunications service provider. Ms. Biumi is a Certified Public Accountant with 11 years experience at Price Waterhouse in Miami. Ms. Biumi graduated with a Bachelor of Science degree with honors in Business Administration from the University of Florida.

William A. Hamlin is the Executive Vice President of Fleet Operations of the Company. Prior to joining us in June 2004, Mr. Hamlin served as President of the America Region of APL Limited, which is part of the NOL Group based in Oakland, California. He also served as President of North American Operations, and Vice President of Operations for the America Region. Prior to joining APL, Mr. Hamlin held positions with Sea-Land, United States Line and other marine organizations. Mr. Hamlin has over 25 years of marine and logistics experience. Mr. Hamlin attended the University of Maine in Orono.
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
Andrew Stuart is the Executive Vice President of Sales, Marketing and Passenger Services of the Company. He previously held the position of Senior Vice President of Marketing and Sales since August 1998 and, prior to that, he was our Senior Vice President of Passenger Services. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.
Mark E. Warren is the Executive Vice President and General Counsel of the Company who joined us in August 2003. Mr. Warren was formerly a partner in the Los Angeles, California and Washington, D.C. offices of the law firm of Gibson, Dunn & Crutcher. Mr. Warren previously served as Senior Vice President and General Counsel of Princess Cruises. He also worked in the federal government, previously serving on both the U.S. Senate and White House staff of Walter F. Mondale. Mr. Warren serves on the Board of Directors of The West of England Protection and Indemnity Association, one of our two Protection and Indemnity clubs. Mr. Warren graduated with a Bachelor of Arts degree with high honors in Political Science and International Studies from Gustavus Adolphus College and a Juris Doctorate degree with honors from the University of Minnesota School of Law.
Sharon Ward is the Secretary of the Company. She is a corporate administrator employed by Coson Corporate Services Limited. Wendell M. Hollis is the Resident Representative of the Company. He is a Partner of Cox Hallett Wilkinson.
Compensation of directors and executive officers
The aggregate cash compensation paid to NCL’s directors and executive officers for the year ended December 31, 2006 was $6.8 million.
Share option scheme for shares of Star Cruises Limited
Share options are granted to certain directors of Star Cruises Limited and employees of Star Cruises Limited under the Star Cruises Limited Employees Share Option Scheme for Executives adopted by Star Cruises Limited on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited (the “Pre-listing Employee Share Option Scheme”) and the share option scheme adopted by Star Cruises Limited on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002) (the “Post-listing Employee Share Option Scheme”) entitling them to subscribe for ordinary shares of Star Cruises Limited.

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
On December 28, 2006, Star Cruises Limited completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options were adjusted accordingly. Subsequent to the rights issue, as of December 31, 2006, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 648,963 at an exercise price of $0.40 per share and 50,988,055 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 2,530,958 granted to directors and executive officers, respectively. Such amounts exclude outstanding share options granted to the Chairman, President and Chief Executive Officer of Star Cruises Limited, who also serves as the Chairman of our Board of Directors. At December 31, 2006, he had outstanding share options under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme of 6,002,906 and 4,218,261, respectively.
Qualified and non-qualified benefit plans
Defined Contribution Plan. We maintain a frozen qualified defined contribution plan (the “Plan”) for our shoreside employees. Effective January 1, 2002, the Plan was amended to cease all future employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to be qualified under section 401(a) of the Code.
401(k) Plan. In addition, we maintain a 401(k) Plan (the “401(k) Plan”). The 401(k) Plan covers substantially all of our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of each participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the Code.
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

Supplemental Senior Executive Retirement Plan. We maintain a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2005 and 2006 of approximately $9.7 million and $8.6 million, respectively, with respect to the SSERP Plan in our balance sheet. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.
We recorded expenses related to the above described defined contribution plans and SSERP Plan of approximately $4.5 million, $3.2 million and $1.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. No amounts are required to be or were contributed under the SERP Plan or SSERP Plan by us as of December 31, 2004, 2005 and 2006 as the SERP Plan and SSERP Plans are unfunded.
Board practices
Terms of directors and executive officers
At the time of this annual report, all of our current directors serve until re-elected or their successors are appointed at our annual general meeting. Currently, three committees have been established by our Board of Directors: the Audit Committee, the Compensation Committee and the Governance Committee.
The Audit Committee is responsible for overseeing our accounting, auditing and financial reporting processes, including the appointment of our independent auditor, determination of its compensation and oversight of its work. At the time of this annual report, Mr. Revell serves on and is the chair of our Audit Committee. The Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations. We believe that the composition and functioning of our Audit Committee at the time of this annual report complies with the applicable requirements of the Sarbanes-Oxley Act of 2002. We believe we have satisfied the audit committee independence requirements under Section 10A of the Exchange Act. At the time of this annual report, Mr. Revell is the chair of, and he, Senator Graham and Mr. Ibargüen serve on, our Audit Committee.
The Compensation Committee of our Board of Directors evaluates our CEO’s and CFO’s performance and, based on such evaluation, recommends to the Board the compensation of our CEO and CFO. The Compensation Committee also reviews and makes recommendations to the Board regarding compensation of our Executive Vice Presidents and our Board Members. The Compensation Committee also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). At the time of this annual report, Mr. Ibargüen is the chair of, and he, Senator Graham and Mr. Revell serve on, our Compensation Committee.
The Governance Committee is responsible for assisting the Board of Directors in fulfilling its overall responsibilities with respect to identifying qualified individuals to become members of the Board of Directors, determining the composition of the Board of Directors and its committees and establishing and implementing our corporate governance principles. At the time of this annual report, Senator Graham is the chair of, and he, and Messrs. Ibargüen and Revell serve on, our Governance Committee.
Our executive officers have employment agreements with us that provide for benefits upon termination of employment without cause. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors.

Employees
The following table shows the divisional allocation of our employees as of December 31, 2004, 2005 and 2006.

	December 31,
	2004	2005	2006
Shipboard (1)	8,843	10,088	12,145
Shoreside	1,605	1,860	2,052

Total	10,448	11,948	14,197

(1)	Does not include crew members that were on leave as of the respective dates.
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
As of December 31, 2006, the principal shareholders of Star Cruises Limited are:

Percentage Ownership in
Shareholder	Star Cruises Limited
GHL (1)	37.02%
RWB (2)	36.01%

(1)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.

(2)	RWB is a Malaysian company listed on Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.
As a result, an aggregate of approximately 73% of Star Cruises Limited’s outstanding shares is owned by RWB and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of December 31, 2006.
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

In addition, we transferred six of our ships, Norwegian Crown, Norwegian Dream, Norwegian Majesty, Norwegian Sea, Marco Polo and Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million along with their $403.2 million of secured indebtedness. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount. After the transfer, we entered into arrangements with Star Cruises Limited to charter-in these six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements are expected to provide us with greater flexibility in removing older ships from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time. We believe that our arrangements with Star Cruises Limited are on terms substantially the same as arms-length transactions. When we took delivery of our new ship, Norwegian Jewel, in August 2005, we ended the charter for Norwegian Sea during the same month and returned the ship to Star Cruises Limited.
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
The remaining advances from Star Cruises Limited at December 31, 2002, 2003, 2004 and 2005 of $1.3 billion, $0.7 billion, $1.3 million and $3.1 million, respectively, were non-interest bearing and unsecured. At December 31, 2004 and 2005, such amounts had no fixed repayment terms and, as a result, were classified as a current liability in our consolidated financial statements. Star Cruises Limited agreed not to demand repayment during 2003 of the balance outstanding at December 31, 2002 and, as a result, such amount was classified as a long-term liability in our consolidated financial statements at December 31, 2002. At December 31, 2003, the $366.6 million that was capitalized as equity in connection with the Reorganization was classified as a long-term liability at December 31, 2003. The remaining balance of $374.8 million was classified as a current liability as such amount was satisfied in connection with the Reorganization transaction. At December 31, 2006, we did not have an amount due to parent.
For the years ended December 31, 2004, 2005 and 2006, we recorded legal and other costs in the amounts of $0.2 million, $10.1 million and $0.2 million, respectively, all of which was reimbursed to us by Star Cruises Limited. Such amounts were recorded as capital contributions in the respective years.
In 2006, we transferred the Orient Lines tradename to Star Cruises Limited for $16.0 million and recognized an impairment loss of $8.0 million. The proceeds received from this transfer in excess of the net book value of the Orient Lines tradename have been recorded as a capital contribution from Parent in our consolidated statement of changes in shareholder’s equity for the year ended December 31, 2006. During 2006, we also received a $200.0 million capital contribution from Star Cruises Limited.
Other ship purchases and sales
Norwegian Sky has been reflagged and renamed Pride of Aloha, and began offering inter-island cruises in Hawaii in July, 2004. In order to continue offering the cruises that previously were provided by Norwegian Sky, particularly its Alaska cruise itineraries, we entered into a bareboat charter agreement, in May 2004, with Star Cruises Limited to charter-in the cruise ship Norwegian Spirit, built in 1998. We purchased Norwegian Spirit in July 2004 with funds from the Senior Secured Credit Facility for $307.6 million, which represents the net book value of the ship at the date of the transaction including reimbursement for certain dry-docking costs and other spare parts.

During 2004, we transferred Norway, and a related $19.7 million insurance receivable to Star Cruises Limited in exchange for a non-interest bearing promissory note in the amount of $46.5 million. The promissory note or a portion of the outstanding balance thereof was payable to us by Star Cruises Limited at the time of disposal of the ship and the recovery of certain amounts from the insurance syndicate which insured the ship in May 2003 at the time there was an incident onboard. The face value of the promissory note represented our carrying value of Norway on April 23, 2004, which estimated the anticipated proceeds from the sale of the ship, and the estimated amount to be recovered from the insurance syndicate. The promissory note, which was settled in January 2006, is classified as a current asset in the accompanying consolidated balance sheets at December 31, 2005.
The amounts payable by us annually to Star Cruises Limited for the chartering of Norwegian Crown, Norwegian Dream, Norwegian Majesty, Marco Polo and Norwegian Wind are set forth under “Item 5—Operating and Financial Review and Prospects—Contractual obligations” above, within the line item “Ship Charter Obligations.”
We refer you to our consolidated financial statements Note 6, “Related Party Disclosures” on page F-17, for a further discussion of our related party transactions.
Item 8. Financial Information
We refer you to Item 18—Financial Statements beginning on page F-2.
Legal proceedings
     Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court judge granted our motion for summary judgment and the plaintiff filed an appeal which is currently pending. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We have filed a motion for summary judgment in the trial court which is currently pending.

(ii)	A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that we discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of our ships. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iii)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court. We believe that the ultimate outcome of this matter will not have a material impact on our financial position, results of operations or cash flows.

(iv)	On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. The matter was tried before a jury in January 2007 at which time a verdict in favor of plaintiff was returned. Trial counsel is currently evaluating possible appealable issues.

(v)	In May 2003, an explosion in the boiler room onboard Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident are covered by our insurance. The incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. We are cooperating with the investigation. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.

(vi)	On or about February 3, 2006, we were served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard our ships. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vii)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(viii)	On July 14, 2006, we were served with a complaint filed in Florida State court on behalf of a former onboard concessionaire alleging breach of contract and unjust enrichment. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ix)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2006, we had accrued amounts of approximately $8.9 million for the above pending legal matters.
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
Dividends
We intend to retain all currently available funds and as much as necessary of future earnings in order to fund the continued development and growth of our business. The indenture governing our 10 5/8% Senior Notes due 2014 prohibits, among other things, our ability to pay cash dividends to our shareholders above specified levels. In addition, any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, restrictions imposed by applicable law and other factors that our Board of Directors deems relevant.
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
Dividend rights
Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). Under our bye-laws, each common share is entitled to dividends if and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents. Our bye-laws provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment.
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
Transfer of shares
Our Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his or her or its common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other form as the Board of Directors may accept. The instrument of transfer must be signed by both the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.

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
Access to books and records and public dissemination of information
Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the Company’s memorandum of association (which include its objects and powers) and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings of shareholders and the Company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and removal of directors
Our bye-laws provide that our Board of Directors shall consist of not less than two directors. Our bye-laws do not provide for cumulative voting in the election of directors. Subject to the provisions of our bye-laws, the shareholders by resolution may determine such other minimum or maximum numbers of directors.
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
Appraisal rights and shareholder suits
Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders’ meeting to appraise the fair value of those shares.

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
Material contracts
On December 24, 2004, we entered into a contract with Meyer Werft Shipyard to build a 2,400-berth ship, Norwegian Pearl, for 389.0 million Euro ($460.7 million at delivery date), including an allowance for buyer’s items. The ship was delivered in the fourth quarter of 2006.
On May 3, 2005, we entered into a contract with Meyer Werft Shipyard to build another 2,400-berth ship, Norwegian Gem, for 391.0 million Euro ($516.1 million as of December 31, 2006), including an allowance for buyer’s items. The ship is anticipated to be delivered in the fourth quarter of 2007.
On October 7, 2005, we entered into a secured revolving credit facility allowing us to borrow up to 80% of the contract price of the two ships including an allowance for buyer’s items upon their respective delivery dates, which was 311.2 million Euro, ($410.8 million as of December 31, 2006) for Norwegian Pearl and up to 312.8 million Euro, ($412.9 million as of December 31, 2006) for Norwegian Gem.
On September 7, 2006, we entered into a contract with Aker Yards S.A. to build a 4,200-berth ship, F3 One, for 735.0 million Euro ($970.1 million as of December 31, 2006), including an allowance for buyer’s items. Pursuant to subsequent modification agreements, the contract price was increased to 742.5 million Euro ($980.0 million as of December 31, 2006). The ship is anticipated to be delivered in the fourth quarter of 2009.
On September 7, 2006, we entered into a contract with Aker Yards S.A. to build a 4,200-berth ship, F3 Two, for 735.0 million Euro ($970.1 million as of December 31, 2006), including an allowance for buyer’s items. Pursuant to subsequent modification agreements, the contract price was increased to 742.5 million Euro ($980.0 million as of December 31, 2006). The ship is anticipated to be delivered in the second quarter of 2010.
On September 7, 2006, we entered into a purchase option agreement with Aker Yards S.A. to build a third 4,200-berth F3 ship for 700 million Euro ($923.9 million as of December 31, 2006). We may exercise the option before or on August 31, 2007. If so exercised, the ship would be scheduled for delivery in the first quarter of 2011.
On September 22, 2006, we signed a loan agreement with BNP Paribas, as agent for BNP Paribas, Calyon, HSBC France and Societe Generale, allowing us to borrow up to 80% of the contract price of F3 One upon its delivery date, or up to 662.9 million Euro ($875.0 million as of December 31, 2006). We expect to make payments due during construction from cash flows from operations and borrowings under our revolving credit facilities.
On September 22, 2006, we signed a loan agreement with BNP Paribas, as agent for BNP Paribas, Calyon, HSBC France and Societe Generale, allowing us to borrow up to 80% of the contract price of F3 Two upon its delivery date, or up to 662.9 million Euro ($875.0 million as of December 31, 2006). We expect to make payments due during construction from cash flows from operations and borrowings under our revolving credit facilities.
Both of the above described financings are term loans, each collateralized by the respective ship and are repayable in 24 semi-annual installments, commencing six months from the relevant ship’s delivery date, through 2021 and 2022. The financing for F3 One is denominated in U.S. dollars bearing a fixed interest rate of 6.05% and the financing for F3 Two is denominated in Euros bearing a fixed interest rate of 4.89%. Under the terms of each loan agreement, we have the ability to cancel the financing up to 60 days prior to the delivery date for the ship.
On November 27, 2006, we entered into a 146-month lease agreement commencing December 1, 2006 with Hines Reit Airport Corporate Center LLC with respect to our Miami corporate headquarters, which lease provides for 208,737 rentable square feet.

On December 22, 2006, we entered into a $610.0 million senior secured revolving credit facility with DnB NOR Bank ASA, as agent for DnB NOR Bank ASA, Citibank N.A., Commerzbank Aktiengesellschaft, KfW, Norddeutsche Landesbank Girozentrale, and Nordea Bank Norge ASA. The facility refinanced two existing loans collateralized by Norwegian Dawn and Norwegian Sun and provides additional borrowing capacity for general corporate purposes. The facility is available in two tranches of $510 million and $100 million, each having a condition precedent of $200 million in equity being raised by us. The facility has no amortization for the first 36 months, bears interest at LIBOR plus a margin of 150 basis points at December 31, 2006 (which margin is subject to certain adjustments) and matures in 2013. At December 31, 2006, $120.0 million was available under this facility.
Exchange controls
None.
Documents on display
We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report, and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at http://www.sec.gov and are also available on our www.ncl.com website.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
We refer you to “Item 5—Operating and Financial Review and Prospects—Financial instruments and other,” for information about our market risk.
Item 12. Description of Securities Other than Equity Securities
None.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Walter L. Revell qualifies as an “audit committee financial expert” and is independent within the meaning of the rules, of the New York Stock Exchange (a national securities exchange registered pursuant to Section 6 of the Exchange Act).
One of our Audit Committee members serves on the board of directors of more than three public companies; however, we have determined that such simultaneous service will not impair the ability of such member to effectively serve on the Audit Committee.
Item 16B. Code of Ethics
Our Board of Directors has adopted a code of conduct and ethics as defined in Item 16B of Form 20-F. The code of conduct and ethics is applicable to all of our directors, officers and employees. Our code of conduct and ethics is publicly available on our website at www.ncl.com.

Item 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our principal accounting firm, PricewarterhouseCoopers LLP, during the years ended December 31, 2005 and 2006.

	Total Fees
	For the years ended December 31,
	2005	2006
	(in thousands of dollars)
Fees
Audit fees	$1,275	$873
Audit related fees	139	37
Tax fees	348	145
All other fees	—	2

Total	$1,762	$1,057

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements and other statutory audit reports. The 2005 audit fees were increased by approximately $278,000 from what was reported in our Form 20-F for the year ended December 31, 2005 because these fees were approved after the filing of the 2005 Form 20-F.
Audit-related fees in 2005 were in connection with the audit of our employee benefit plan and due diligence performed on our purchase of Polynesian Adventure Tours, Inc. Audit-related fees in 2006 were in connection with the audit of our employee benefit plan.
Tax fees in 2005 and 2006 were in connection with tax return preparation and tax advice concerning NCL America and for our European offices. The 2005 tax fees were increased by approximately $35,000 from what was reported in our Form 20-F for the year ended December 31, 2005 because these fees were approved after the filing of the 2005 Form 20-F.
All Other Fees for 2006 were for PricewaterhouseCoopers LLP annual on-line subscription related to a research tool.
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
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

PART III
Item 17. Financial Statements
The Registrant has responded to Item 18 in lieu of this Item.
Item 18. Financial Statements
Reference is made to pages F-1 to F-28 of this annual report.
Item 19. Exhibits
A list of exhibits included as part of this annual report is set forth in the Exhibit Index and is hereby incorporated by reference herein. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

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
Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charterparty. A ship is “chartered in” by an end user and “chartered out” by the provider of the vessel.
CLIA. Cruise Lines International Association, a marketing and training organization formed in 1975 to promote cruising. CLIA is composed of 21 of the major North American cruise lines, including NCL, which together represent 97% of the cruise capacity marketed from North America as of December 31, 2006.
Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.
Gross Tons. Is a unit of enclosed passenger space on a cruise ship, such that gross ton = 100 cubic feet or 2.831 cubic meters.
IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.
Jones Act. A common name for the coastwise laws in the U.S. including the U.S. Merchant Marine Act of 1920, as amended, with regard to the transportation of merchandise and the Passenger Vessel Services Act with regard to the transportation of passengers.
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

NCL Corporation Ltd.
By:	/s/ Bonnie S. Biumi
	Name:	Bonnie S. Biumi
	Title:	Executive Vice President and Chief Financial Officer

Date: March 5, 2007

Exhibit
number	Description of exhibit

1.1	Memorandum of Association of NCL Corporation Ltd.*

1.2	Bye-Laws of NCL Corporation Ltd.*

2.1	Indenture, dated July 15, 2004, between NCL Corporation Ltd. and JPMorgan Chase Bank, N.A., as Indenture Trustee with respect to $250 million 10 5/8% Senior Notes due 2014*

4.1	$626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended by four supplemental agreements, among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.2	Fifth Supplemental Deed, dated as of 30 September 2005, to $626.9 million Syndicated Term Loan, among Norwegian Dawn Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.3	$225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, among Norwegian Sun Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.4	Second Supplemental Deed, dated as of 30 September 2005, to $225.0 million Norwegian Sun Loan, among Norwegian Sun Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.5	Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.6	Supplemental Amendments, to Euro 298.0 million Pride of America Loans, among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.7	$800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, among NCL Corporation Ltd. and a syndicate of international banks.*

4.8	Supplemental Deed, dated as of 30 September 2005, to $800.0 million Senior Secured Credit Facility, among Norwegian Star Limited, Norwegian Spirit Ltd., Pride of Aloha, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.9	Facility Agreement, dated as of 23 September 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks.**

4.10	Euro 334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.11	Supplemental Deed, dated as of 30 September 2005, to Euro 334.1 million Norwegian Jewel Loan, among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.12	Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, among Pride of Hawaii, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

1

Exhibit
number	Description of exhibit

4.13	Second Supplemental Deed, dated as of 30 September 2005, to Euro 308.1 million Pride of Hawai’i Loan, among Pride of Hawaii, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.14	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank.*

4.15	Bareboat Charter Agreement, dated April 20, 2004, between Crown Odyssey Limited and NCL (Bahamas) Ltd.*+

4.16	Bareboat Charter Agreement, dated April 20, 2004, between Crown Wind Limited and NCL (Bahamas) Ltd.*+

4.17	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Dream Limited and NCL (Bahamas) Ltd.*+

4.18	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Voyager Limited and NCL (Bahamas) Ltd.*+

4.19	Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, between Ship Holding LLC and Lloyd Werft Bremerhaven GmbH, as amended by addendum No. 1 dated March 7, 2003, addendum No. 2 dated March 14, 2003 and addendum No. 3 dated July 1, 2004.*+

4.20	Shipbuilding Contract for Hull No. 667, dated September 15, 2003, between Arrasas Limited and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated March 25, 2004.*+

4.21	Shipbuilding Contract for Hull No. 668, dated September 15, 2003, between Arrasas Limited, Pride of Hawai’i, Inc. and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated April 13, 2004.*+

4.22	Shipbuilding Contract for Hull No. S669, dated December 24, 2004, between Hull 669 Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.23	Shipbuilding Contract for Hull No. S670, dated May 3, 2005, between Newbuild Holding, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.24	Up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks.**

4.25	Sixth Supplemental Deed, dated November 13, 2006, to $626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended, by and among Norwegian Dawn Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.++

4.26	Third Supplemental Deed, dated November 13, 2006, to $225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, by and among Norwegian Sun Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.++

4.27	Seventh Supplemental Deed to Euro 258.0 million Pride of America Loans and Sixth Supplemental Deed to Euro 40.0 million Pride of America Loans, both dated November 13, 2006, to Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, and amended and restated by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.++

2

Exhibit
number	Description of exhibit

4.28	Second Supplemental Deed, dated November 13, 2006, to $800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, as amended, by and among NCL Corporation Ltd., Norwegian Star Limited, Norwegian Spirit, Ltd., Pride of Aloha, Inc., and a syndicate of international banks.++

4.29	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks.++

4.30	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.++

4.31	Third Supplemental Deed, dated November 13, 2006, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawaii, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.++

4.32	First Supplemental Deed, dated November 13, 2006, to up to Euro 624.0 million Revolving Loan Facility Gem/Pearl Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks.++

4.33	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 One, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull C33 at Aker Yards S.A.++

4.34	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A.++

4.35	$610.0 million Revolving Credit Facility, dated December 22, 2006, by and between NCL Corporation Ltd. and a syndicate of international banks for the refinancing of m.v. Norwegian Sun and m.v. Norwegian Dawn vessels (amongst other matters).++

4.36	Amendment Agreement, dated September 1, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Crown Odyssey Limited and NCL (Bahamas) Ltd.++

4.37	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Crown Wind Limited and NCL (Bahamas) Ltd.++

4.38	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Dream Limited and NCL (Bahamas) Ltd.++

4.39	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Voyager Limited and NCL (Bahamas) Ltd.++

4.40	Addendum No. 4, dated April 28, 2005, Addendum No. 5, dated June 7, 2005, and Addendum No. 6, dated June 25, 2005, to Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, by and between Pride of America Ship Holding, Inc. and Lloyd Werft Bremerhaven GmbH.++

4.41	Addendum, dated February 14, 2006, and Addendum No. 3, dated April 19, 2006, to Shipbuilding Contract for Hull No. 668, dated September 15, 2003, by and among, Arrasas Limited, Pride of Hawaii, Inc. and Jos. L. Meyer GmbH.++

3

Exhibit
number	Description of exhibit

4.42	Addendum No. 1, dated February 14, 2006, to Shipbuilding Contract for Hull No. S669, dated December 24, 2004, by and among Norwegian Pearl, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.

4.43	Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A., and Agreement on a Modification (“AOM”) No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006.++

4.44	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006.++

4.45	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A.++

4.46	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006.++

8.1	List of subsidiaries of NCL Corporation Ltd.*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-4 (File No. 333-128780).

**	Incorporated herein by reference to our annual report for the fiscal year ended December 31, 2005 on Form 20-F filed on March 29, 2006 (File No. 333-128780).

+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

4

NCL Corporation Ltd.
Index to Consolidated Financial Statements

Page(s)
Report of Independent Registered Certified Public Accounting Firm	F-1

Consolidated Financial Statements

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-4

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2004, 2005 and 2006	F-5

Notes to the Consolidated Financial Statements	F-6 to F-28

Report of Independent Registered Certified Public Accounting Firm
Board of Directors and Shareholder
NCL Corporation Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholder’s equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries (the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Notes 2 and 3, the Company changed its method of accounting for share-based compensation and dry-docking costs.
Pricewaterhousecoopers LLP
Miami, Florida
February 23, 2007

NCL Corporation Ltd.
Consolidated Statements of Operations
(in thousands of dollars)

	Years Ended December 31,
	2004	2005	2006
	(Note 3)
Revenues
Passenger ticket revenues	$990,758	$1,194,461	$1,438,996
Onboard and other revenues	353,238	435,262	537,313

Total revenues	1,343,996	1,629,723	1,976,309

Cruise operating expenses
Commissions, transportation and other	257,947	328,899	425,648
Onboard and other	120,250	141,957	186,240
Payroll and related	243,355	323,621	412,943
Fuel	78,013	119,412	164,530
Food	81,448	94,105	102,324
Ship charter costs	22,046	28,603	26,226
Other operating	204,030	211,929	249,471

Total cruise operating expenses	1,007,089	1,248,526	1,567,382

Marketing, general and administrative expenses	204,560	225,240	249,250
Depreciation and amortization expenses	76,937	85,615	119,097
Impairment loss	14,500	—	8,000

Total operating expenses	1,303,086	1,559,381	1,943,729

Operating income	40,910	70,342	32,580

Non-operating (income) expenses
Interest income	(1,434)	(4,803)	(3,392)
Interest expense, net of capitalized interest	48,886	87,006	136,478
Other expenses (income), net	11,548	(28,096)	30,393

Total non-operating expenses	59,000	54,107	163,479

Net (loss) income	$(18,090)	$16,235	$(130,899)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
(in thousands of dollars, except share data)

	December 31,
	2005	2006
	(Note 3)
Assets
Current assets:
Cash and cash equivalents	$60,416	$63,530
Restricted cash	48,034	1,226
Accounts receivable, net	11,691	10,244
Note from Parent	12,325	—
Amount due from Parent	—	5,033
Consumable inventories	29,460	33,392
Prepaid expenses and other	27,203	24,211

Total current assets	189,129	137,636

Property and equipment, net	3,113,229	3,816,292
Restricted cash	—	1,650
Goodwill	400,254	400,254
Tradenames	218,538	202,538
Other assets	63,077	71,254

Total assets	$3,984,227	$4,629,624

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$140,694	$154,638
Accounts payable	73,003	116,947
Accrued expenses and other liabilities	144,427	181,821
Amount due to Parent	3,141	—
Advance ticket sales	276,644	314,050

Total current liabilities	637,909	767,456

Long-term debt	1,965,983	2,405,357
Other long-term liabilities	2,631	1,744

Total liabilities	2,606,523	3,174,557

Commitments and contingencies (Note 10)

Shareholder’s equity
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,501,929	1,711,114
Unamortized stock option expense	(593)	—
Accumulated other comprehensive loss	—	(1,516)
Accumulated deficit	(123,644)	(254,543)

Total shareholder’s equity	1,377,704	1,455,067

Total liabilities and shareholder’s equity	$3,984,227	$4,629,624

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(in thousands of dollars)

	Years Ended December 31,
	2004	2005	2006
	(Note 3)
Cash flows from operating activities
Net (loss) income	$(18,090)	$16,235	$(130,899)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expenses	76,937	85,615	119,097
Impairment loss	14,500	—	8,000
Loss (gain) on translation of debt	9,545	(29,418)	35,122
Other	440	3,359	1,347
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(951)	(885)	1,447
Increase in consumable inventories	(349)	(10,732)	(3,932)
Decrease (increase) in prepaid expenses and other assets	16,711	(1,300)	(535)
(Decrease) increase in accounts payable	(1,640)	3,128	43,944
Increase in accrued expenses and other liabilities	18,938	20,263	36,507
Increase in advance ticket sales	37,717	50,563	37,406

Net cash provided by operating activities	153,758	136,828	147,504

Cash flows from investing activities
Capital expenditures	(748,267)	(658,795)	(809,403)
Decrease (increase) in restricted cash	2,204	(19,514)	45,158
Cash paid for acquisition of business, net of cash received	(4,647)	—	—
Proceeds received for transfer of tradename to Parent	—	—	8,000

Net cash used in investing activities	(750,710)	(678,309)	(756,245)

Cash flows from financing activities
Principal repayments on long-term debt	(505,029)	(280,440)	(809,740)
Proceeds from debt	1,090,153	715,696	1,219,557
Proceeds from Parent	32,566	1,868	4,151
Contribution from Parent	—	461	208,000
Payment of loan arrangement fees	(47,455)	(8,112)	(10,113)

Net cash provided by financing activities	570,235	429,473	611,855

Net (decrease) increase in cash and cash equivalents	(26,717)	(112,008)	3,114
Cash and cash equivalents at beginning of period	199,141	172,424	60,416

Cash and cash equivalents at end of period	$172,424	$60,416	$63,530

Supplemental disclosures (Note 11)
Interest paid (net of amounts capitalized)	$29,633	$88,811	$133,958

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Changes in Shareholder’s Equity
For the Years Ended December 31, 2004, 2005 and 2006
(in thousands of dollars)

				Accumulated
		Additional	Unamortized	other	(Note 3)
	Common	paid-in	stock option	comprehensive	Accumulated
	stock	capital	expense	loss	deficit	Total
Balance, December 31, 2003	$12	$1,129,123	$(768)	—	$(121,789)	$1,006,578
Issuance of stock options	—	451	(178)	—	—	273
Accretion of stock option expense	—	—	167	—	—	167
Contribution from Parent (Note 6 )	—	362,049	—	—	—	362,049
Net loss	—	—	—	—	(18,090)	(18,090)

Balance, December 31, 2004	12	1,491,623	(779)	—	(139,879)	1,350,977
Issuance of stock options	—	94	(38)	—	—	56
Accretion of stock option expense	—	—	224	—	—	224
Adjustments to variable stock options	—	64	—	—	—	64
Contribution from Parent (Note 6)	—	10,148	—	—	—	10,148
Net income	—	—	—	—	16,235	16,235

Balance, December 31, 2005	12	1,501,929	(593)	—	(123,644)	1,377,704
Non-cash stock-based compensation	—	1,559	—	—	—	1,559
Reclassification of unamortized stock option expense	—	(593)	593	—	—	—
Contribution from Parent (Note 6)	—	208,219	—	—	—	208,219
Changes related to cash flow derivative hedges	—	—	—	(1,516)	—	(1,516)
Net loss	—	—	—	—	(130,899)	(130,899)

Balance, December 31, 2006	$12	$1,711,114	$—	$(1,516)	$(254,543)	$1,455,067

     The number of shares of common stock for the three years remains unchanged at 12.0 shares issued and outstanding.
    Comprehensive (loss) income is as follows (in thousands):

	Years Ended December 31,
	2004	2005	2006
Net (loss) income	$(18,090)	$16,235	$(130,899)
Changes related to cash flow derivative hedges	—	—	(1,516)

Total comprehensive (loss) income	$(18,090)	$16,235	$(132,415)

	Changes related to cash flow derivative hedges
Accumulated other comprehensive income at beginning of year	$—	$—	$—
Current-period change	—	—	(1,516)

Accumulated other comprehensive loss at end of year	$—	$—	$(1,516)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

On December 15, 2003, we were incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited (the “Parent”). In connection with our formation, Star Cruises Limited transferred the stock it held in Arrasas Limited (“Arrasas”) to us. This transaction has been accounted for at historical cost since we and Arrasas are under the common control of Star Cruises Limited. The accompanying consolidated financial statements have been prepared as if we were in existence on January 1, 2003. Accordingly, the consolidated statements of changes in shareholder’s equity has been adjusted to reflect this capital structure for all periods presented.

We operate three cruise brands, Norwegian Cruise Line, NCL America, and Orient Lines. As of December 31, 2006, we operated 14 ships offering cruises in Antarctica, the Caribbean, the Bahamas, Bermuda, Alaska, Mexico, Europe, Hawaii, New England, North Africa and Central and South America and Scandinavia.

2.	Summary of Significant Accounting Policies

The following accounting policies have been used consistently in the preparation of the consolidated financial statements:

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

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

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements, including requirements imposed by our credit card processor (we refer you to Note 10(f)). Restricted cash fluctuates based on the level of advance ticket sales processed. In May 2006, cash collateral requirements imposed by our credit card processors were lifted. These requirements can be reinstated at the credit card processors’ discretion.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Accounts Receivable

Accounts receivable are shown net of an allowance of $2.0 million and $2.5 million at December 31, 2005 and 2006, respectively.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in the consolidated statements of operations at each balance sheet date.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements are capitalized while the cost of repairs and maintenance, including dry-docking costs, are charged to expense as incurred. Gains or losses on the sale of property and equipment are recorded as a component of operating income in the consolidated statements of operations.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated salvage values of ships as follows:

Useful Life
Cruise ships	30 years
Other property and equipment	3-20 years
Leasehold improvements are amortized on a straight-line basis over the shorter of lease term or related asset life.

Long-lived assets are reviewed for impairments, based on estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and Tradenames

Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and tradenames may not be fully recoverable.

We have concluded that our business has a single reportable and operating segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units in assessing goodwill.

The impairment review of goodwill is based on the expected future cash flows of the ships. The impairment review considers fair value estimated by our guideline method which utilizes market values of companies with similar operations and the transaction approach whereby we estimate fair value based on a recent sale transaction of a similar company.

In 2006, we transferred the Orient Lines tradename to Star Cruises Limited for $16.0 million and recognized an impairment loss of $8.0 million. The proceeds received from the transfer in excess of the net book value of the Orient Lines tradename have been recorded as a capital contribution from Parent in our consolidated statement of changes in shareholder’s equity for the year ended December 31, 2006.

Consumable Inventories

Consumable inventories mainly consist of provisions and supplies and are carried at the lower of cost determined on a weighted-average basis or net realizable value.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid supplies and charged to expense as consumed. Television production costs are recorded as prepaid expenses and expensed when the television advertisement is initially run. Advertising costs of approximately $6.9 million and $3.8 million as of December 31, 2005 and 2006, respectively, are included in prepaid expenses and other. Advertising costs totaled $75.2 million, $79.1 and $76.8 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Dry-docking Expenses

During the second quarter of 2006, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period to a ship’s next scheduled dry-docking, to the direct expense method, under which we expense all dry-docking costs as incurred. Accordingly, we have adjusted our previously reported financial information for all periods presented for this change in the method of accounting for dry-docking costs. As a result of the change in the method of accounting for dry-docking costs to the direct expense method, we have classified such costs as other operating expenses in our consolidated statements of operations consistent with our method of expensing repairs and maintenance costs. We refer you to Note 3. “Change in Accounting for Dry-docking Costs”.

Income Taxes

Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods differences are expected to reverse. Deferred taxes are not discounted. In conjunction with business acquisitions, we record acquired deferred tax assets and liabilities.

We provide a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

valuation allowance will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statements of operations.

Share-Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the measurement and recognition of compensation expense at fair value for all share-based awards over their vesting period. Prior to January 1, 2006, we accounted for share-based compensation plans in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and disclosed pro forma information as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

We have adopted SFAS 123R under the modified prospective application transition method. Under this method, the share-based compensation expense recognized beginning January 1, 2006 includes compensation cost for all employee share-based awards granted prior to, but not vested as of December 31, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS 123 over their remaining vesting period. Compensation expense associated with awards granted subsequent to January 1, 2006 will be based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In addition, SFAS 123R requires us to estimate the amount of expected forfeitures when calculating the compensation expense, instead of accounting for forfeitures as they occurred, which was our previous method. Prior period results are not restated under the modified prospective application method. As of January 1, 2006, the cumulative effect of adopting the expected forfeiture method was not significant.

The following table illustrates the effect on net (loss) income for the years ended December 31, 2004 and 2005 if we had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation (in thousands of dollars):

	2004	2005
Net (loss) income	$(18,090)	$16,235
Add:
Total share-based employee compensation expense included in net (loss) income	440	343
Deduct:
Total share-based employee compensation expense determined under fair value method for all awards	(2,373)	(3,524)

Pro forma net (loss) income	$(20,023)	$13,054

Stock Option Plans

On December 28, 2006, Star Cruises Limited completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options were adjusted accordingly. At such time, 499 employees received 3,073,108 incremental shares due to the rights offering. This rights offering has been accounted for as a modification under SFAS 123R and has resulted in an incremental expense of $0.3 million as of the modification date, December 28, 2006. The extended binomial options pricing model was used to estimate the incremental fair value, (i.e., the

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

difference between the fair value of the modified share options and that of the original share options).

Total compensation expense recognized under SFAS 123R for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $1.6 million for the year ended December 31, 2006, of which approximately $0.8 million has been included within marketing, general and administrative expenses and approximately $0.8 million in payroll and related expenses in our consolidated statements of operations. This amount includes the $0.3 million for the incremental expense due to the modification discussed above.

In January 2000, Star Cruises Limited granted a stock option to an executive to purchase 200,000 shares of Star Cruises Limited’s common stock at $2.275 per share under Star Cruises Limited’s Pre-Listing Employee Share Option Scheme. The option vests over a period through 2009. The number of shares of common stock subject to the stock option was adjusted for the rights offerings. At December 31, 2006, the executive had a stock option to purchase 648,963 shares of Star Cruises Limited’s common stock at a price of $0.40 per share. No further options can be granted under the Pre-Listing Employee Share Option Scheme.

In November 2000, Star Cruises Limited adopted a Post-Listing Employee Share Option Scheme for the employees of Star Cruises Limited and our employees that provides for the granting of stock options in Star Cruises Limited’s common stock. The maximum number of stock options available for issue under the Post-Listing Employee Share Option Scheme and options granted under any other schemes of Star Cruises Limited is 132,733,953. The stock options are exercisable over a ten-year period from the date the stock options are awarded. Fifty percent of the total stock options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total stock options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Post-Listing Employee Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the stock option award along with $1.00 consideration. Generally, options issued under the Post-Listing Employee Share Option Scheme are granted at a price not less than the fair value of the shares on the date of grant.

In August 2004, Star Cruises Limited authorized the additional grant of approximately 7,974,000 share options to our management under the Post-Listing Employee Share Option Scheme. The terms and conditions of this grant are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date.

The Post-Listing Employee Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined, in the Post-Listing Share Option Scheme, if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages are equivalent to a percentage of the capital appreciation of the stock option, defined as the difference between the market price of the stock on the date of the exercise of the stock option and the exercise price of the stock option, less the amount of any income taxes paid.

The weighted-average fair value of options granted to employees during each of the years ended December 31, 2004 and 2005 was $0.16. The weighted-average fair value of options granted to employees as of the modification date, December 28, 2006, was $0.11. The fair value of options

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

on the grant and modification dates was estimated using an extended binomial options pricing model with the following assumptions:

	Years Ended December 31,
	2004	2005	2006
Dividend yield	—	—	—
Expected stock price volatility	40.2%	40.2%	49.9%
Risk-free interest rate	3.4%	3.4%	3.7%
Expected option life	10 years	10 years	10 years
Expected volatility was based on historical volatility. The risk-free interest rate was based on the Hong Kong government bond rate with a remaining term equal to the expected option life assumed at the date of grant. The expected option life was calculated based on the contractual term of the option, historical exercise experience and the underlying terms of the respective options.

Upon adoption of SFAS 123R, $0.6 million in unamortized stock option expense related to awards that had been subject to variable accounting under APB 25 was eliminated against additional paid-in capital for the year ended December 31, 2006.

Segment Reporting

We operate under three brand names, Norwegian Cruise Line, NCL America, and Orient Lines. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics, as well as products and services provided.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who made reservations in North America. For the years ended December 31, 2004, 2005 and 2006, revenues attributable to North American passengers were approximately 89%, 90% and 87%, respectively.

Financial Instruments

From time to time, we enter into derivative instruments, primarily forward contracts, swaps and options, to reduce our exposure to fluctuations in foreign currency exchange, interest and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting include correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and the effectiveness of the hedge. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in the consolidated statements of operations as a gain or loss in other expenses (income), net (we refer you to Note 7).

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of accumulated

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

deficit. We do not expect that the adoption of FIN 48 will have a material impact on our consolidated financial position and results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) ratified a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”. Taxes within the scope of EITF Issue No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales taxes, use taxes, value-added taxes, and some excise taxes. We have adopted EITF Issue No. 06-3 as our policy is to present these taxes on a gross basis. The amounts included on a gross basis are $53.8 million, $68.7 million and $83.3 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for our fiscal year beginning in 2008 and interim periods within that year. We are currently assessing the impact of SFAS No. 157 on our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, 132(R)” (“SFAS No. 158”). SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single-employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. Specifically, it requires a company to recognize on its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a plan through comprehensive income in the year in which the changes occur. SFAS No. 158 is effective for financial statements issued as of December 31, 2006 and is to be applied prospectively. The adoption of SFAS No. 158 did not have an impact on our consolidated financial statements as our plans are not within the scope of SFAS No. 158.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). It permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year’s presentation.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

3.	Change in Accounting for Dry-docking Costs

During the second quarter of 2006, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period to a ship’s next scheduled dry-docking, to the direct expense method, under which we will expense all dry-docking costs as incurred. We view this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period. We have adopted this change in accounting policy in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”, which requires that we report changes in accounting policy by retrospectively applying new policies to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, we have adjusted our previously reported financial information for all periods presented for this change in the method of accounting for dry-docking costs. The effects of this change in accounting policy were as follows (in thousands of dollars):

Consolidated Statements of Operations

	Year ended			Year ended
	December 31, 2004			December 31, 2005
	Deferral	Direct	Effect	Deferral	Direct	Effect
	Method	Method	of Change	Method	Method	of Change
Other operating expenses (a)	$184,188	$204,030	$19,842	$190,442	$211,929	$21,487
Depreciation and amortization expenses (a)	87,397	76,937	(10,460)	104,181	85,615	(18,566)
Net (loss) income	(8,708)	(18,090)	(9,382)	19,156	16,235	(2,921)

	Year ended
	December 31, 2006
	Deferral	Direct	Effect
	Method (b)	Method	of Change
Other operating expenses(a)	$230,364	$249,471	$19,107
Depreciation and amortization expenses(a)	140,726	119,097	(21,629)
Net loss	(133,421)	(130,899)	2,522

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

	December 31, 2005			December 31, 2006
	Deferral	Direct	Effect	Deferral	Direct	Effect
	Method	Method	of Change	Method (b)	Method	of Change
Deferred dry-docking costs current	$14,591	$—	$(14,591)	$15,820	$—	$(15,820)
Deferred dry-docking costs non-current	9,273	—	(9,273)	7,110	—	(7,110)
Accrued expenses and other liabilities	142,839	144,427	(1,588)	—	—	—
Accumulated deficit	(98,192)	(123,644)	(25,452)	(231,613)	(254,543)	(22,930)
(a)	As a result of the change in the method of accounting for dry-docking costs to the direct expense method, we have classified such costs as other operating expenses in our consolidated statements of operations consistent with our method of expensing repairs and maintenance costs.

(b)	The amounts disclosed under the deferral method as of and for the year ended December 31, 2006 are based on the estimated effect of not changing our method of accounting for dry-docking costs to the direct expense method for this current period. Accordingly, these estimated current period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

In addition, our accumulated deficit increased by $13.2 million at December 31, 2003 from $108.6 million to $121.8 million, as a result of this change in the method of accounting for dry-docking costs.

4.	Property and Equipment

Property and equipment at December 31, 2005 and 2006 consists of the following (in thousands of dollars):

	2005	2006
Cruise ships	$2,849,784	$3,876,857
Cruise ships under construction	461,317	223,945
Other property and equipment	84,182	115,813

	3,395,283	4,216,615
Less: accumulated depreciation.	(282,054)	(400,323)

Total	$3,113,229	$3,816,292

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $76.9 million, $85.6 million and $119.1 million, respectively.

Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Interest costs associated with the construction of the cruise ships are capitalized during the construction period and amounted to $17.4 million, $32.2 million and $21.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In September 2006, we entered into a 29.0 million Euro or $36.8 million, based on the Euro/U.S. dollar exchange rate at September 30, 2006, settlement agreement in connection with our pre- and post-ship delivery claims against the builder of Pride of America. Settlement amounts of $7.3 million related to our claims for post-delivery costs incurred by us have been included as other income in our consolidated statements of operations.

5.	Long-Term Debt

Long-term debt as of December 31, 2005 and 2006 consists of the following (in thousands of dollars):

	2005	2006
$300.0 million Senior Secured Term Loan, LIBOR + applicable margin (1.50% at December 31, 2005 and 2006), due through 2010	$265,000	$230,000
$500.0 million Senior Secured Revolving Credit Facility, LIBOR + applicable margin (1.50% at December 31, 2005 and 2006), due 2010	280,000	280,000
$610.0 million Senior Secured Revolving Credit Facility, LIBOR + applicable margin (1.50% at December 31, 2006), due through 2013	—	390,000
Euro 624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility, EURIBOR + applicable margin (1.2375% at December 31, 2006), due through 2018	—	410,753
$250.0 million 10 5/8% Senior Notes due through 2014	250,000	250,000
$626.9 million Syndicated Term Loan, LIBOR + 1.40% , due through 2014	250,769	—
$225.0 million Norwegian Sun Loan, LIBOR + 1.40% , due through 2011	189,000	—
Euro 258.0 million Pride of America Hermes Loan, 5.715%, due through 2017	292,219	266,808
Euro 40.0 million Pride of America Commercial Loan, 6.595%, due through 2017	44,419	40,557
$334.1 million Norwegian Jewel Loan, 6.1075%, due through 2017	324,261	297,239
Euro 308.1 million Pride of Hawai’i Loan, EURIBOR + 0.75%, due through 2018	200,120	378,209
Other long-term debt	10,889	16,429

	2,106,677	2,559,995
Less: Current portion	(140,694)	(154,638)

	$1,965,983	$2,405,357

In October 2005, we entered into a revolving credit facility agreement for up to Euro 624.0 million. The facility can only be drawn for the payments due under Norwegian Pearl and Norwegian Gem shipbuilding contracts. We drew Euro 311.2 million ($410.8 million based on the Euro/U.S. dollar exchange rate at drawdown) for delivery of Norwegian Pearl. After the initial drawdown, the facility converted to a revolving credit facility and can be used for general corporate and working capital purposes. The size of the facility decreases over the life of the loan. The facility matures 12 years following delivery of the relevant ship. The facility bears interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying balance.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

In December 2005, the Euro 258.0 million Pride of America Hermes Loan was converted into U.S. dollars, and the applicable interest rate was converted from a floating LIBOR-based rate to a fixed rate of 5.715%.

In March 2006, we amended the Euro 40.0 million Pride of America Commercial Loan, converting it from a floating-rate loan bearing interest at a rate based on LIBOR plus a margin of 135 basis points to a fixed-rate loan bearing interest at a rate of 6.595%.

In April 2006, we amended the $334.1 million Norwegian Jewel Loan, converting it from a floating-rate loan bearing interest at a rate based on LIBOR plus a margin of 75 basis points to a fixed-rate loan bearing interest at a rate of 6.1075%.

In April 2006, we took delivery of Pride of Hawai’i. The balance due to the shipbuilding yard was paid on delivery from a drawdown of Euro 130.0 million ($157.4 million based on the Euro/U.S. dollar exchange rate at drawdown) under the Euro 308.1 million Pride of Hawai’i Loan. At December 31, 2006, Euro 286.5 million ($378.2 million based on the Euro/U.S, dollar exchange rate) was outstanding.

In September 2006, we obtained export credit financing for 80% of the contract amount of each of the two F3 ships scheduled for delivery in 2009 and 2010. These financings cannot exceed approximately $0.9 billion each, based on the Euro/U.S. dollar exchange rate at December 31, 2006. These financings are term loans each collateralized by the respective ship and are due 12 years from delivery date, through 2021 and 2022, respectively. The financing for the first ship is denominated in U.S. dollars bearing a fixed interest rate of 6.05% and the financing for the second ship is denominated in Euro bearing a fixed interest rate of 4.89%. Under the terms of each loan agreement, we have the ability to cancel the financing up to 60 days prior to the delivery date for the ship.

In December 2006, we entered into a $610.0 million senior secured revolving credit facility. The facility refinanced two existing loans collateralized by Norwegian Dawn and Norwegian Sun and provides additional borrowing capacity for general corporate purposes. The facility is available in two tranches of $510.0 million and $100.0 million. According to the terms of this facility, the availability under the facility will increase by $100.0 million to the full $610.0 million in the event we receive an additional $200.0 million of equity, which we have not received as of February 23, 2007. The facility has no amortization for the first 36 months, bears interest at LIBOR plus a margin of 150 basis points at December 31, 2006 (subject to certain adjustments) and matures in 2013.

At December 31, 2005 and 2006, we had long-term debt denominated in Euro with a balance of $200.1 million and $789.0 million, respectively. As a result of the translation of these borrowings, we recognized a foreign currency translation loss of $9.5 million, gain of $29.4 million and a loss of $35.1 million for the years ended December 31, 2004, 2005 and 2006, respectively. These amounts were recorded as a component of other expenses (income), net, in the consolidated statements of operations.

Our availability under our $500.0 million and $610.0 million senior secured revolving credit facilities at December 31, 2006, was $220.0 million and $120.0 million, respectively.

There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense for the years ended December 31, 2004, 2005 and 2006 was $3.9 million, $3.9 million and $5.5 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of free liquidity, limit our net funded debt-to-capital ratio, and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2005 and 2006. In November 2006, our lenders agreed to modify our debt agreements by increasing our maximum permitted total net funded debt-to-capital ratio from 65% to 70%. Our ships and substantially all other property are pledged as collateral for our debt.

The following is a schedule of principal repayments of the long-term debt based on the Euro/U.S. dollar exchange rate at December 31, 2006 (in thousands of dollars):

2007	$154,638
2008	154,309
2009	179,313
2010	575,058
2011	169,560
We had an accrued interest liability of $29.8 million and $35.1 million at December 31, 2005 and 2006, respectively.

6.	Related Party Disclosures

In April 2004, Star Cruises Limited completed a reorganization transaction (the “Reorganization”) which included the formation of NCL Corporation Ltd. (we refer you to Note 1). In connection with the Reorganization, we transferred six ships at their existing net book values of approximately $778.0 million along with approximately $403.2 million of existing debt associated with these ships. The difference of approximately $374.8 million between the net book value of the ships and the outstanding debt balance was recorded as a reduction of our amount due to Parent on the date of the transaction. In addition, Star Cruises Limited agreed to forgive an additional $366.6 million owed by us to Star Cruises Limited at December 31, 2003. This forgiveness was recorded as additional paid-in capital during the year ended December 31, 2004.

In connection with the Reorganization, substantially all of the guarantees and mortgages that had been provided by our subsidiaries to the lenders of Star Cruises Limited were released and substantially all of the guarantees provided by Star Cruises Limited to our lenders were released. Our lenders were provided guarantees by us in lieu of the previous guarantees provided by Star Cruises Limited.

After the transfer of the six ships to Star Cruises Limited, we entered into charter agreements for the six ships with Star Cruises Limited for periods ranging from one to six years. During such charter periods, we will continue to operate and maintain such ships. We are required to return the ships at the end of the term of the charter agreements in the same condition as when the ships were delivered to us at the commencement of the charter term.

In April 2004, we transferred Norway, and a related $19.7 million insurance receivable to Star Cruises Limited in exchange for a non-interest bearing promissory note in the amount of $46.5 million. The promissory note or a portion of the outstanding balance thereof is payable to us by

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Star Cruises Limited at the time of disposal of the ship and the recovery of certain amounts from the insurance syndicate who insured the ship in May 2003 at the time there was an incident onboard. The face value of the promissory note represented our carrying value of Norway on April 23, 2004, which estimated the anticipated proceeds from the sale of the ship, and the estimated amount to be recovered from the insurance syndicate.

In October 2004, we received insurance proceeds of $19.7 million that reduced the outstanding balance of the promissory note to $26.8 million. Subsequently, management determined the probability of finding a qualified third party buyer was not likely and accordingly, in the fourth quarter of 2004, we recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note to the ship’s estimated salvage value, approximately $12.3 million, at December 31, 2004. The promissory note, which was settled in January 2006, is classified as a current asset in the accompanying consolidated balance sheets at December 31, 2005.

In July 2004, we purchased Norwegian Spirit from Star Cruises Limited for $307.6 million. Approximately $4.7 million of the amount originally transferred was accounted for as a reduction of additional paid-in capital for the year ended December 31, 2004. Such amount represented the excess of the amount paid by us to Star Cruises Limited in connection with the purchase of Norwegian Spirit over the net book value of the ship on the books of Star Cruises Limited at the time of the transaction.

Amounts due to Star Cruises Limited at December 31, 2005 of $3.1 million and amounts due from Star Cruises Limited at December 31, 2006 of $5.0 million are non-interest bearing and represent short-term intercompany transactions.

In 2006, we transferred the Orient Lines tradename to Star Cruises Limited for $16.0 million and recognized an impairment loss of $8.0 million. The proceeds received from the transfer in excess of the net book value of the Orient Lines tradename have been recorded as a capital contribution from Parent in our consolidated statement of changes in shareholder’s equity for the year ended December 31, 2006. During 2006, we received $208.0 million in capital contributions from Star Cruises Limited including the amounts related to the Orient Lines tradename.

In addition, for the years ended December 31, 2004, 2005 and 2006, we recorded legal and other costs in the amounts of $0.2 million, $10.1 million and $0.2 million, respectively, all of which was reimbursed to us by Star Cruises Limited. Such amounts were recorded as capital contributions in the respective years.

At December 31, 2006, the Lim Family directly and indirectly controls approximately 73% of Star Cruises Limited, which in turn owns 100% of our equity. As a result of the ownership, the Lim Family has the ability to determine our corporate policies, appoint our directors and officers and control those corporate actions that require shareholder approval.

7.	Financial Instruments

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

Our exposure under foreign currency contracts, interest rate and fuel hedging agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

contracts. To minimize this risk, we select counterparties with credit risks acceptable to us. Furthermore, foreign currency forward contracts are denominated in primary currencies.

The following are the fair values and methods used to estimate the fair values of our financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short term maturity of these instruments.

Long-Term Debt

As of December 31, 2005 and 2006, the fair value of our long-term debt, including the current portion, was $2,128.5 million and $2,579.2 million, respectively, which was $21.8 million more and $19.2 million more, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt is estimated based on rates currently available to us for the same or similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

Fuel Swap Agreements

The fair values of our fuel swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2005, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $12.5 million and an unrealized favorable fair value of $0.6 million which matured through June 2006. As of December 31, 2006, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $18.9 million and an unrealized unfavorable fair value of $1.6 million maturing through June 2007.

8.	Employee Benefits and Stock Option Plans

Employee Stock Option Plans

In November 2000, Star Cruises Limited adopted a “Post-listing Employee Share Option Scheme” (“Share Option Scheme”) for the employees of Star Cruises Limited and our employees that provides for the granting of stock options in Star Cruises Limited’s common stock. The stock options are exercisable over a ten year period from the date the stock options are awarded. Fifty percent of the total stock options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total stock options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the stock option award along with U.S. $1.00 consideration.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

In August 2004, Star Cruises Limited authorized the additional grant of approximately 7,974,000 share options to our management under the Post-Listing Employee Share Option Scheme. The terms and conditions are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date.

On December 28, 2006, Star Cruises Limited completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options have been adjusted accordingly. At such date, 499 employees received 3,073,108 incremental shares due to the rights offering. This rights offering has been accounted for as a modification under SFAS 123R and has resulted in an incremental expense of $0.3 million as of the modification date, December 28, 2006. The extended binomial options pricing model was used to estimate the incremental fair value, (i.e., the difference between the fair value of the modified share options and that of the original share options).

Subsequent to the rights issue, as of December 31, 2006, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 648,963 at an exercise price of $0.40 per share and 50,988,055 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 2,530,958 granted to directors and executive officers, respectively.

Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

				Weighted
			Weighted	Average
			Average	Remaining
	Number of	Option	Exercise	Contractual
	Shares	Price	Price	Life	Date
Outstanding at December 31, 2005	49,045,982	$0.22-$0.41	$0.39	6.91	2012-14
Granted	—	—	—	—	—
Additional shares due to rights offering	3,073,108	$0.21-$0.36	$0.34	5.92	2012-14
Forfeited	(1,131,035)	$0.21-$0.36	$0.35	5.74	2012-14

Outstanding at December 31, 2006	50,988,055	$0.21-$0.36	$0.34	5.92	2012-14

Exercisable at
December 31, 2006	32,106,506	$0.21-$0.36	$0.33

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Significant option groups outstanding at December 31, 2006 and related price and life information is as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average	Exercisable	Weighted
	Outstanding at	Average	Remaining	at	Average
	December 31,	Exercise	Contractual	December 31,	Exercise
Exercise Price	2006	Price	Life	2006	Price
$0.36	44,311,549	$0.36	5.66	25,430,000	$0.36
$0.21	6,676,506	$0.21	7.65	6,676,506	$0.21

	50,988,055	$0.34	5.92	32,106,506	$0.33

As of December 31, 2006, there was $2.6 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.3 years.

The Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined, in the “Share Option Scheme,” if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages is equivalent to a percentage of the capital appreciation of the stock option, defined as the difference between the market price of the stock on the date of the exercise of the stock option and the exercise price of the stock option, less the amount of any income taxes paid.

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

Our contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Approximately $0.11 million, $0.10 million and $0.13 million of the forfeited contributions were utilized in each of the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2005 and 2006, approximately $0.1 million and $0.04 million, respectively, were available to reduce future contributions.

In addition, we maintain an unfunded Supplemental Senior Executive Retirement Plan (“SSERP Plan”), a defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2005 and 2006 of approximately $9.7 million and $8.6 million, respectively, with respect to the SSERP Plan in the accompanying consolidated balance sheets. We record an expense

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.

We recorded expenses related to the above described defined contribution plans and SSERP Plan of approximately $4.5 million, $3.2 million and $1.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. No amounts are required to be or were contributed under the SERP or SSERP Plan by us as of December 31, 2004, 2005 and 2006 as the SERP and SSERP Plans are unfunded.

9.	Income Taxes

We are incorporated in Bermuda. Our subsidiary, Arrasas Limited, which is incorporated in the Isle of Man, is not subject to income tax in respect of activities undertaken outside the Isle of Man.

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

Deferred tax assets and liabilities that relate to our Norwegian taxes comprised the following at December 31, 2005 and 2006 (in thousands of dollars):

	2005	2006
Deferred tax assets:
Loss carryforwards	$59,510	$59,560
Shares in NCL Cruises Ltd.	42,020	56,184
Pension obligation	544	589
Others	572	458

	102,646	116,791
Valuation allowance	(102,646)	(116,791)

Total net deferred taxes	$—	$—

Due to recently enacted legislation, taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2005 and 2006 are $212.5 million and $212.7 million, respectively.

The valuation allowance for deferred tax is in respect of future tax benefits attributable to NCLH and arising prior to its acquisition by us. If these assets are realized, the benefit will be allocated to reduce goodwill arising on the acquisition of NCLH.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

In addition, we are subject to U.S. federal income taxation with respect to certain income derived from our foreign-flagged operations and the income derived from our U.S. subsidiaries.

Our foreign-flagged operations derive income from the international operation of ships (“Shipping Income”). Under section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the U.S., are exempt from U.S. federal income taxes on (or in respect of) gross income derived from the international operation of ships. We believe that substantially all of our income from the international operation of ships is properly categorized as exempt Shipping Income.

Effective for taxable years beginning after September 24, 2004, the Internal Revenue Service issued final regulations interpreting section 883 of the Code. These final regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day shore excursions, air and other transportation, and pre- and post-cruise land packages. We recorded an income tax provision of $1.2 million and an income tax benefit of $1.2 million for the years ended December 31, 2005 and 2006, respectively, due to the enactment of the Final Regulations.

Income derived from our U.S. subsidiaries generally is subject to U.S. federal income taxation at graduated rates of up to 35%, after an allowance for deductions. U.S.-source dividends paid by NCL America generally would be subject to a 30% withholding tax.

Deferred tax assets and liabilities that relate to our U.S. subsidiaries comprised the following at December 31, 2005 and 2006 (in thousands of dollars):

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

	2005	2006
Deferred tax assets:
Loss carryforwards	$82,061	$154,198
Start-up expenses	11,209	12,063
Disallowed interest	—	16,975
Translation loss and other	—	6,057
Allowances and accruals	488	2,678

Total deferred tax assets	$93,758	$191,971

Deferred tax liabilities:
Deprecation and amortization	(47,022)	(98,991)
Translation loss and other	(8,323)	(401)

Total deferred tax liabilities	(55,345)	(99,392)

Net deferred tax assets	38,413	(92,579)
Valuation allowance	(38,413)	(92,579)

Total net deferred taxes	$—	$—

A valuation allowance has been provided against the net deferred tax asset since these operations are in the start-up phase and do not have a history of profitable operations. Therefore, realization of the deferred tax asset can not be assured at this time. We continue to evaluate the realizability of the deferred tax assets and this estimate is subject to change.

We have net operating loss carryforwards for federal and state tax purposes totaling $209.6 million and $393.8 million at December 31, 2005 and 2006, respectively, expiring at various times commencing in 2024.
10.	Commitments and Contingencies
(a)	Operating leases

We operate principally in leased premises. Rent payable under non-cancelable operating lease commitments, primarily for offices and motor vehicles, was $6.5 million, $6.9 million and $9.0 million for the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands of dollars):

2007	$5,795
2008	5,595
2009	4,780
2010	4,174
2011	3,690

Total	$24,034

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

(b)	Ship charters

We have entered into charter agreements with Star Cruises Limited for five ships for a period of one to four years in connection with the Reorganization (we refer you to Note 6). Charter expenses for these ships were $22.0 million, $28.6 million and $26.2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, remaining charter payments were as follows (in thousands of dollars):

2007	$21,005
2008	15,332
2009	11,344
2010	224

Total	$47,905

(c)	Capital expenditures

As of December 31, 2006, we had three ships on order for additional capacity of approximately 10,800 berths with scheduled deliveries in the fourth quarter of 2007, the fourth quarter of 2009 and the second quarter of 2010. The aggregate cost of the ships under construction and on firm order is approximately $2.6 billion, of which we have paid $0.2 billion based on the Euro/U.S. dollar exchange rate at December 31, 2006. The remaining costs of the ships on order as of December 31, 2006 are exposed to fluctuations in the Euro/U.S. dollar exchange rate at December 31, 2006.

As of December 31, 2006, we anticipate that capital expenditures, including the three ships on order, will be approximately $0.6 billion, $0.3 billion, and $1.0 billion for the years ending December 31, 2007, 2008, and 2009, respectively.

(d)	Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court judge granted our motion for summary judgment and the plaintiff filed an appeal which is currently pending. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We have filed a motion for summary judgment in the trial court which is currently pending.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

(ii)	A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that we discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of our ships. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iii)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court. We believe that the ultimate outcome of this matter will not have a material impact on our financial position, results of operations or cash flows.

(iv)	On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. The matter was tried before a jury in January 2007 at which time a verdict in favor of plaintiff was returned. Trial counsel is currently evaluating possible appealable issues.

(v)	In May 2003, an explosion in the boiler room onboard Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident are covered by our insurance. The incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. We are cooperating with the investigation. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.

(vi)	On or about February 3, 2006, we were served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard our ships. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vii)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(viii)	On July 14, 2006, we were served with a complaint filed in Florida State court on behalf of a former onboard concessionaire alleging breach of contract and unjust enrichment. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ix)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. We believe that we have

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(x)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2006, we had accrued amounts of approximately $8.9 million for the above pending legal matters.
(e)	Commitments

We have future commitments to pay for usage of certain port facilities as follows at December 31, 2006 (in thousands of dollars):

2007	$8,158
2008	7,819
2009	8,089
2010	8,174
2011	7,979
Thereafter	52,862

Total	$93,081

(f)	Credit Card Processor

We have a letter of credit facility not to exceed $100 million, which collateralizes the risk in processing our credit card sales transactions. The letter of credit facility expires in April 2008.

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

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

11.	Supplemental Cash Flow Information

In 2004, we had non-cash financing activities related to the retirement of debt due to our Parent of $366.6 million. Furthermore, during the year ended December 31, 2004, we had non-cash investing and financing activities associated with the transfer of $804.9 million in property and equipment, $19.7 million in other assets and $403.2 million in related debt to our Parent in exchange for a $46.5 million note receivable and settlement of $374.8 million in amounts due to our Parent.

For the years ended 2005 and 2006 we had non-cash investing activities related to capital leases of $10.3 million and $8.4 million, respectively.