Form 20-F
period 2007-12-31
NCL CORP Ltd.
filed 2008-03-13
CIK 1318742

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Title of Class
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,000,000 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes       ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☑ Yes       ☐ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes       ☑ No
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
☐ Item 17       ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes       ☑ No

		Page
Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	13
Item 4A.	Unresolved Staff Comments	31
Item 5.	Operating and Financial Review and Prospects	32
Item 6.	Directors, Senior Management and Employees	46
Item 7.	Major Shareholders and Related Party Transactions	51
Item 8.	Financial Information	56
Item 9.	Offer and Listing Details	58
Item 10.	Additional Information	58
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	63
Item 12.	Description of Securities Other than Equity Securities	63
Item 13.	Defaults, Dividend Arrearages and Delinquencies	64
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	64
Item 15.	Controls and Procedures	64
Item 16.	Reserved	64
Item 16A.	Audit Committee Financial Expert	65
Item 16B.	Code of Ethics	65
Item 16C.	Principal Accountant Fees and Services	65
Item 16D.	Exemptions from Listing Standards for Audit Committees	66
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	66
Item 17.	Financial Statements	67
Item 18.	Financial Statements	67
Item 19.	Exhibits	67
Glossary		68
EX-4.47 Amended and Restated Bye-Laws of NCL Corporation Ltd.
EX-4.48 Shareholders' Agreement
EX-4.49 Reimbursement and Distribution Agreement
EX-4.50 Subscription Agreement
EX-4.51 Joinder to Shareholders' Agreement
EX-4.52 Joinder to Shareholders' Agreement
EX-4.53 Joinder to Shareholders' Agreement
EX-4.54 Third Supplemental Deed
EX-4.55 Second Supplemental Deed
EX-4.56 First Supplemental Deed
EX-4.57 Fourth Supplemental Deed
EX-4.58 Eighth Supplemental Deed
EX-4.59 Fourth Supplemental Deed
EX-4.60 Fifth Supplemental Deed
EX-4.61 Third Supplemental Deed
EX-4.62 First Supplemental Deed
EX-4.63 First Supplemental Deed
EX-4.64 Amendment Nos.1 thru 4 to Office Lease Agreement
EX-4.65 Amendment No.1 Shipbuilding Contract
EX-4.66 Amendment No.1 Shipbuilding Contract
EX-4.67 Agreement on a Modification
EX-4.68 AOM No. 5
EX-12.1 Certification under Section 302
EX-12.2 Certification under Section 302
EX-13.1 Certification under Section 906
References herein to “Company,” “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries for periods subsequent to the Reorganization (“Item 7—Major Shareholders and Related Party Transactions”) and Arrasas Limited and its subsidiaries for periods prior to the Reorganization, unless stated otherwise or the context requires otherwise. We refer you to “Item 7—Major Shareholders and Related Party Transactions” for further information on the Reorganization. “NCL” refers to NCL Corporation Ltd. individually and “Norwegian Cruise Line,” “NCL America” and “Orient Lines” refer to the Norwegian Cruise Line, NCL America and Orient Lines brands, respectively. “Star Cruises Limited” refers to Star Cruises Limited’s company and its affiliates. “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “TPG” refers to the entities TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. References to the “U.S.” are to the United States of America and “dollars” or “$” are to U.S. dollars.

“Forward Looking” Statements
This annual report including the documentation incorporated herein by reference contains statements that are, or may be deemed to be, “forward-looking” statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, or the PSLRA. All statements other than statements of historical facts included in this annual report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are “forward-looking” statements. Certain statements under “Item 3—Key Information—Risk factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and elsewhere in this annual report constitute “forward-looking” statements. Some of these statements can be identified by “forward-looking” terms such as “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. However, these words are not the exclusive means of identifying “forward-looking” statements. These “forward-looking” statements and any other projections contained in this annual report (whether made by us or by any third party) involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance or industry results to differ materially from those expressed or implied by such “forward-looking” statements. These factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
Such “forward-looking” statements are based on current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These “forward-looking” statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any “forward-looking” statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances or as a result of new information, future events or otherwise on which any such statement was based.
Industry and market data
This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from the Cruise Lines International Association, or CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. All CLIA information relates to CLIA member lines, which represent 24 of the major North American cruise lines including NCL, which together represented 97% of the North American cruise capacity as of December 31, 2007. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk factors” and “Forward Looking Statements” in this annual report.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The selected consolidated financial and operating data presented below are for the years 2003 through 2007 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. We refer you to “Item 18— Financial Statements.”

	Years ended December 31,
(Dollars in thousands)	2003	2004	2005	2006	2007

Statement of Operations data
Revenues:
Passenger ticket revenues	$976,124	$990,758	$1,194,461	$1,438,996	$1,571,772
Onboard and other revenues	321,909	353,238	435,262	537,313	601,043

Total revenues	1,298,033	1,343,996	1,629,723	1,976,309	2,172,815

Cruise operating expenses:
Commissions, transportation and other	292,453	257,947	328,899	425,648	430,670
Onboard and other	112,942	120,250	141,957	186,240	204,768
Payroll and related	204,365	243,355	323,621	412,943	436,843
Fuel	77,088	78,013	119,412	164,530	193,173
Food	79,154	81,448	94,105	102,324	120,633
Ship charter costs	—	22,046	28,603	26,226	20,384
Other operating	191,384	204,030	211,929	249,471	286,469

Total cruise operating expenses	957,386	1,007,089	1,248,526	1,567,382	1,692,940

Marketing, general and administrative expenses	186,923	204,560	225,240	249,250	287,093
Depreciation and amortization expenses	95,765	76,937	85,615	119,097	148,003
Impairment loss (1)	18,155	14,500	—	8,000	2,565

Total operating expenses	1,258,229	1,303,086	1,559,381	1,943,729	2,130,601

Operating income	39,804	40,910	70,342	32,580	42,214

Non-operating (income) expenses:
Interest income	(802)	(1,434)	(4,803)	(3,392)	(1,384)
Interest expense, net of capitalized interest	50,849	48,886	87,006	136,478	175,409
Other expenses (income), net (2)	2,165	11,548	(28,096)	30,393	95,151

Total non-operating expenses	52,212	59,000	54,107	163,479	269,176

Net (loss) income	$(12,408)	$(18,090)	$16,235	$(130,899)	$(226,962)

(Dollars in thousands, except	As of or for the years ended December 31,
operating data and ratios)	2003	2004	2005	2006	2007

Balance sheet data Assets:
Cash and cash equivalents	$199,141	$172,424	$60,416	$63,530	$40,291
Property and equipment, net	2,660,991	2,529,739	3,113,229	3,816,292	4,243,872
Total assets	3,593,676	3,464,546	3,984,227	4,629,624	5,033,698

Liabilities and shareholder’s equity:
Advance ticket sales	188,364	226,081	276,644	314,050	332,802
Other current liabilities (3)	529,758	191,225	220,571	298,768	291,509
Current portion of long-term debt	476,995	86,198	140,694	154,638	191,172
Long-term debt	1,019,392	1,604,331	1,965,983	2,405,357	2,977,888
Other long-term liabilities (3)	372,589	5,734	2,631	1,744	4,801
Ordinary shares (4)	12	12	12	12	12
Total shareholder’s equity	1,006,578	1,350,977	1,377,704	1,455,067	1,235,526

Operating data
Passengers carried	878,067	874,926	981,665	1,153,844	1,304,385
Passenger cruise days (5)	6,543,896	6,744,609	7,613,100	8,807,632	9,857,946
Capacity days (6)	6,277,888	6,370,096	7,172,040	8,381,445	9,246,715
Occupancy percentage (7)	104.2%	105.9%	106.1%	105.1%	106.6%
Total number of cruise ships	10	11	12	14	13

Other financial data
Net cash provided by operating activities	86,310	153,758	136,828	147,504	36,331
Net cash used in investing activities	(275,588)	(750,710)	(678,309)	(756,245)	(581,578)
Net cash provided by financing activities	271,815	570,235	429,473	611,855	522,008
Capital expenditures	295,626	748,267	658,795	809,403	582,837

(1)	In 2003, the impairment loss was recorded as a result of a write-down of $15.0 million relating to the Orient Lines’ tradename and a write-down of $3.2 million to the carrying value of one of our cruise ships; in 2004, the impairment loss was recorded as a result of a write-down of $14.5 million relating to the carrying value of one of our cruise ships; in 2006, the impairment loss was recorded as a result of a write-down of $8.0 million relating to the Orient Lines’ tradename; and in 2007, the impairment loss was recorded as a result of a write-down of $2.6 million relating to the sale of Oceanic, formerly known as Independence.

(2)	For the years ended December 31, 2003, 2004, 2005, 2006 and 2007 such amount includes foreign currency translation losses of $2.2 million, $11.5 million, gains of $28.7 million, losses of $38.9 million and $94.5 million, respectively, primarily due to fluctuations in the Euro/U.S. dollar exchange rate.

(3)	At December 31, 2003, 2004 and 2005 we had amounts due to Star Cruises Limited of $0.7 billion, $1.3 million and $3.1 million, respectively. The amounts due to Star Cruises Limited at December 31, 2004 and 2005 were classified as other current liabilities because such amounts were due on demand. At December 31, 2003, $366.6 million was classified as a long-term liability because such amount was satisfied through reclassification to equity in the Reorganization and the remaining $374.8 million was classified as a current liability because such amount was repaid in the Reorganization.

(4)	On November 12, 2007, Star Cruises Limited and our board approved a share split. At December 31, 2007 we had 25,000,000 authorized and 10,000,000 ordinary shares with par value $.0012 per share issued and outstanding, retrospectively restated.

(5)	Represents the number of passengers carried for the period multiplied by the number of days in their respective cruises.

(6)	Represents double occupancy per cabin multiplied by the number of cruise days for the period.

(7)	Represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
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
Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of berths, has increased at a compound annual growth rate of approximately 7% from 1981 to 2007. CLIA estimates that, between the end of 2007 and 2012, the CLIA member line fleet will increase by approximately 35 additional ships, an approximate 29% increase in capacity from 2007, which have either been contracted for or are planned. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 17%, according to CLIA. If there is such an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates or be forced to discount our prices, which could adversely affect our financial condition and results of operations.
We face intense competition.
We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated and dominated by three players. As of December 31, 2007, Carnival Corporation and Royal Caribbean Cruises Ltd., each of which may possess greater financial resources than we do, together accounted for approximately 82% of North American cruise passenger capacity in terms of berths while we, as of the same date, operating under all of our brands accounted for approximately 11% of North American cruise passenger capacity in terms of berths. We also face competition for many itineraries from other cruise operators, such as MSC Cruises and Disney Cruise Line.
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
For each of the years ended December 31, 2005, 2006 and 2007 approximately 90%, 87% and 86%, respectively, of our revenues were derived from passengers residing in North America. Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation in North America. The possibility of future terrorist activities and other geo-political uncertainties may have a negative impact on our financial condition and results of operations in the short term. There can be no certainty that North America, and the U.S. in particular, will experience economic growth in the future, nor can there be any assurance that external events similar to those experienced in the past will not recur. Due to our reliance on passengers from the U.S., any such events would likely have an adverse effect on our financial condition and results of operations.
We rely on external distribution channels for passenger bookings; major changes in the availability of external distribution channels could undermine our customer base.
In 2007, the vast majority of our passengers on our fleet booked their cruises through independent travel agents and wholesalers. These independent travel agents generally sell and market our cruises on a nonexclusive basis. Although we offer incentives to travel agents for booking our cruises that are comparable to those offered by others in the industry, there can be no guarantee that our competitors will not offer other incentives in the future. Travel agents may face increasing pressure from our competitors, particularly in North America and Europe, to sell and market these competitors’ cruises exclusively. If such exclusive arrangements were introduced, there can be no assurance that we will be able to find alternative distribution channels to ensure that our customer base would not be affected.
We rely on scheduled commercial airline services for passenger connections; increases in the price of or major changes or reduction in commercial airline services could undermine our customer base.
Some of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or otherwise, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cruise operating expenses which would, in turn, have an adverse effect on our financial condition and results of operations.
Increases in fuel prices or other cruise operating costs would have an adverse impact on our financial condition and results of operations.
Fuel costs accounted for 9.6% of our total cruise operating expenses in 2005, 10.5% in 2006 and 11.4% in 2007. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control. Accordingly, increases in fuel prices or other cruise operating costs could have a material adverse effect on our financial condition and results of operations. In 2007, we introduced a new fuel supplement charged per person per day for the first and second passengers in a cabin and a lesser fee per person per day for any additional passengers in the same cabin. The Office of the Attorney General for the State of Florida is conducting an investigation into the implementation of our fuel supplement and that of other cruise lines. We are cooperating with the Attorney General’s office in connection with this investigation. At this time, we are unable to determine what impact, if any, this matter will have on our consolidated financial statements.
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
Building a ship is subject to risks similar to those encountered in other sophisticated and lengthy projects. Delivery delays can occur as a result of problems with our shipbuilders such as insolvency, labor actions or “force majeure” events that are beyond our control and the control of the shipbuilders. We expect to take delivery of two newbuilds during 2010, with approximately 8,400 berths, representing approximately 32% of our current total berths. We have developed our current business strategy on the assumption that these ships will be delivered on time and that they will perform in the manner indicated by their design specifications. For further discussion on the newbuilds, we refer you to “Item 4—Information on the Company—The fleet—Current new ships on order”. A significant delay in the delivery of these new ships, or a significant performance deficiency or significant mechanical failure on or of a ship, particularly in light of decreasing availability of dry-docking facilities, could have a material adverse effect on our business, financial condition and results of operations.
We are dependent upon the services of key management personnel.
We are dependent upon the collective services of all of the members of our senior management team, including Colin Veitch, our President and Chief Executive Officer. The loss of the services of any such person or several of such persons could have an adverse effect on our business. We refer you to “Item 6—Directors, Senior Management and Employees” for additional information about our management personnel.
Conducting business internationally and development of information technology areas may result in increased costs and risks.
We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. We have ship construction contracts that are denominated in Euro and a significant portion of our debt is denominated in Euro. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. In addition, we are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards, including certain provisions under the Sarbanes-Oxley Act of 2002 including its requirements under Section 404 relating to internal controls over financial reporting. Furthermore, our operations utilize information technology resources in performing a number of functions, some of which resources may be costly, as a result of which we must update and acquire new information resources over time. The failure to successfully implement or acquire such information resources could expose us to additional risks. If we are unable to address these risks adequately, our financial condition and results of operations could be adversely affected.
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
Amendments to the collective bargaining agreements for crew members of our fleet have had and could have an adverse impact on our financial condition and results of operations.
Currently, we are a party to six collective bargaining agreements. Three of these agreements with the Norwegian Seafarer’s Union shall be reviewed annually by us and the Union. If at any time we and the Union mutually agree on amendments and/or additions to the Protocol, such amendments and additions shall be agreed in writing and signed by the parties and considered incorporated in the International Transport Workers’ Federation Special Agreement.

The three remaining collective bargaining agreements are scheduled to expire in 2009. Amendments to such collective bargaining agreements in favor of the union members may increase labor costs and could have an additional adverse impact on our financial condition and results of operations.
In May 2008, we will have only one ship remaining in Hawaii, Pride of America. However, currently, our U.S.-flagged ships sail in the Hawaii islands under the NCL America brand. Pride of Aloha commenced sailing in the summer of 2004, Pride of America commenced sailing in the summer of 2005 and Pride of Hawai’i commenced sailing in the spring of 2006. Under U.S. law, we have been obligated to employ a certain percentage of U.S. crew members onboard these U.S.-flagged ships and have complied with U.S. federal labor laws and regulations and Hawaii state laws and regulations. The collective bargaining agreements with unions resulted in U.S. labor as well as international labor permitted to serve on the U.S.- flagged ships to be more expensive than on internationally-flagged ships. We incurred higher expenses for benefits for the crews on our U.S.-flagged ships. Also, the higher costs of hiring, training and retaining U.S. crews have had an adverse effect on our financial condition and results of operations. In 2007, we continued to experience a very competitive pricing environment in Hawaii and accordingly, the Pride of Hawai’i has been reflagged and renamed Norwegian Jade and will sail in Europe year-round and in May 2008, Pride of Aloha will be withdrawn from the Hawaii market and transferred to Star Cruises Limited.
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
To fund our capital expenditures and scheduled debt payments, we have relied primarily on cash generated from operations, bank and other borrowings and equity infusions and loans from Star Cruises Limited. Our forecasted cash flow from future operations may be adversely affected by various factors, including, among others, declines in customer demand, increased competition, overcapacity, a deterioration in general economic and business conditions, terrorist attacks, ship accidents and other incidents, adverse publicity and increases in fuel prices, as well as other factors noted under these “Risk factors” that are beyond our control. To the extent that we are required, or choose, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand, committed financings and equity infusions or loans from Apollo and/or Star Cruises Limited, we will have to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. Our access to, and the cost of, financing will depend on, among other things, the maintenance of adequate credit ratings. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we cannot be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.
We are highly leveraged with a high level of floating rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility.
As of December 31, 2007, we had $3.2 billion of total debt, of which $191.2 million is the current portion of long-term borrowings. As of the same date, we had $1.2 billion in shareholder’s equity. Most of our debt has been incurred to finance ship construction. Our high level of indebtedness may adversely affect our future strategy and operations in a number of ways, including:
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
With respect to our projections for 2008, a 1% increase in annual LIBOR and EURIBOR interest rates would increase our annual interest expense in 2008 by approximately $11.5 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.
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
The income that we derive from the international operation of ships, as well as certain income that is considered to be incidental to such income (“Shipping Income”), is exempt from U.S. federal income taxes under section 883 of the Internal Revenue Code of 1986, as amended, or the Code, based upon certain assumptions as to shareholdings and other information as of December 31, 2005, 2006 and 2007, as more fully described in “Item 4—Information on the Company—Taxation—U.S. federal income taxation.” We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income is subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S. sources, generally would be taxed on a net basis to our shareholders as discussed below, at graduated U.S. federal corporate income tax rates (currently, a maximum of 39%) and we would make a distribution to our shareholders to pay such tax. They also would be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S. sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us to some extent could be treated as U.S.-source interest and also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code. If section 883 of the Code had not applied to us in 2005, 2006 and 2007, we would have been subject to U.S. corporate income tax only on the portion of our income derived from U.S. sources. Further, a change in our operations could result in a change in the amount of source income subject to U.S. federal income tax. Moreover, the income that we derive from our U.S.-flagged operations under the NCL America brand is subject to tax on a net basis at the graduated U.S. federal corporate and state income tax rates generally applicable to corporations organized in the U.S. U.S.-source dividends and interest paid by NCL America generally would be subject to a 30% withholding tax unless exempt under one of various exceptions. At December 31, 2005, 2006 and 2007, our U.S.-flagged operations were not in a U.S. income tax paying position because they had substantial net operating loss carry-forwards.
In January 2008, NCL elected to be treated as a partnership and not as a corporation for U.S. Federal income tax purposes. An entity that is treated as a partnership for U.S. Federal income tax purposes is not a taxable entity and incurs no U.S. Federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are then made. The applicability of the exemption under section 883 of the Code, for NCL’s international shipping income for the 2008 tax year and onwards, will apply to our shareholders rather than to us. Each shareholder will need to meet the requirements of section 883 discussed above in order for the exemption to apply to the income allocated to such shareholder. NCL may distribute to its shareholders annually an amount equal to the US tax liability it would have incurred directly as if it was taxed as a corporation for US tax purposes.
Certain State, Local and Non-U.S. Tax Matters. NCL may be subject to state and local non-income taxes or non-U.S. taxation in various jurisdictions, including those in which we transact business, own property, or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us may not conform to the U.S. Federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property, or operations involving foreign property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.
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
In 2007, the State of Alaska implemented new taxes which have impacted the cruise industry operating in Alaska. It is possible that other states, countries or ports of call that our ships regularly visit may also decide to assess new taxes or fees or change existing taxes or fees specifically applicable to the cruise industry and its employees and/or guests, which could increase our operating costs and/or could decrease the demand for cruises and ultimately could adversely affect our financial condition and results of operations.
U.S. Customs and Border Protection proposed an interpretative rule to the Passenger Vessel Services Act (“PVSA”), requiring that all roundtrip U.S. cruises to Hawaii by foreign-flagged vessels stay at least 48 hours in a foreign port on the cruise and require that the time spent in a foreign port must be more than 50% of the time spent in all U.S. ports on the cruise. While we do not believe the proposed rule is intended to or does apply to non-Hawaii itineraries, if the proposed rule is implemented as currently drafted, it could impact our non-Hawaii itineraries such as Seattle-based Alaska, which may no longer qualify under the PVSA.
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
In December 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited. In connection with our formation, Star Cruises Limited contributed its 100% ownership interest in Arrasas Limited to us. Various subsidiaries were reorganized so that the entities owning or operating Bahamas-flagged ships became subsidiaries of NCL International, Ltd., also a Bermuda company, and the entities owning or operating U.S.-flagged ships became subsidiaries of NCL America Holdings, Inc., a Delaware corporation. NCL International, Ltd. and NCL America Holdings, Inc. are wholly-owned by Arrasas Limited. We refer you to “Item 4—Information on the Company—Organizational structure” for a diagram of our organization.
At December 31, 2007, approximately 33.8% of the shareholding interests in Star Cruises Limited were held by Golden Hope Limited (“GHL”), as trustee of the Golden Hope Unit Trust, a private unit trust held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the family of one of our board members, Tan Sri KT Lim (the “Lim Family”). In addition, Resorts World Bhd (“RWB”), a Malaysian company listed on Bursa Malaysia Securities Berhad, in which the Lim Family has a substantial indirect beneficial interest, held approximately 19.3% of the shareholding interests in Star Cruises Limited. Star Cruises Limited’s shares are listed on the Stock Exchange of Hong Kong Limited and quoted on the Central Limit Order Book International of the Singapore Exchange Securities Trading Limited. We refer you to “Item 4—Information on the Company—Business overview” for further information.
On January 7, 2008, Apollo became the owners of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to a subscription agreement dated August 17, 2007 among us, Star Cruises Limited and NCL Investment Ltd. (the “Subscription Agreement”) and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises Limited. The net proceeds of the equity investment was approximately $948 million. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding share capital from Apollo. We refer you to “Item 7—Major Shareholders and Related Party Transactions” for more information on our shareholding and the equity investment by Apollo and TPG.
The Company’s registered offices are located at Milner House, 18 Parliament Street, Hamilton HM 12, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126, U.S. and the main telephone number at that address is (305) 436-4000. The websites for Norwegian Cruise Line and NCL America (“NCLA”) are located at www.ncl.com and www.ncl.com/ncla, respectively. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”). Daniel S. Farkas, our Senior Vice President and General Counsel, is our agent for service of process at our principal executive offices.
Business overview
We are one of the leading cruise ship operators in the world and are increasing the capacity and modernity of our fleet. Our fleet is the youngest in the industry among the major operators. We currently operate 13 ships with a total of over 26,200 berths, which represents approximately 11% of the overall cruise capacity in North America in terms of berths. We are in the midst of a fleet renewal program which, by the end of 2010, will add two new ships to our fleet with approximately 8,400 berths. During the same period, three ships which we currently charter from Star Cruises Limited will be withdrawn from our fleet. We offer a wide variety of itineraries focused on North America, including year-round cruises from New York, the only seven-day inter-island itineraries in Hawaii and a variety of itineraries in Alaska. We also offer numerous mainstream itineraries in the Caribbean, Europe and South America. We currently operate under three brands: Norwegian Cruise Line, NCL America and Orient Lines. However, in March 2008, the charter agreement for Marco Polo will expire and we will no longer operate under the Orient Lines’ brand name. Also, based on our results for NCLA, in February 2008 we have made certain adjustments which will result in only one ship remaining in the Hawaii market, Pride of America. We refer you to “Item 4—Information on the Company—Our business strategies—Hawaii,” for a discussion of our development of U.S.-flagged ships for cruising in Hawaii.
Segment Reporting
We currently operate under three brand names, Norwegian Cruise Line, NCL America and Orient Lines. The brands have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided.
Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who made reservations in North America. For the years ended December 31, 2005, 2006 and 2007, revenues attributable to North American passengers were approximately 90%, 87% and 86%, respectively.

Our business strategies
We seek to attract vacationers by pioneering new products and services, exploring new markets and adding modern ships to our fleet. Our objective is to offer vacation products, unique in the cruise industry and which offer better value and more attractive characteristics than the broader, land-based leisure alternatives with which we compete. We have a long tradition of product innovation within the cruise industry: Norwegian Cruise Line is the oldest established consumer brand in Caribbean cruising; we became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980. This tradition of innovation has continued in recent years with the launch of “Freestyle Cruising,” the development of “Homeland Cruising,” including the initiation of year-round cruises from New York.
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
With the success of “Freestyle Cruising” we are implementing across our fleet “Freestyle 2.0” featuring significant enhancements in our onboard product which we expect will further improve the cruise experience. The enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; additional recognition, service and amenities for balcony, suite and villa passengers; and a re-launch of a tiered loyalty recognition program. We expect many of these upgrades to be in place in time for the 2008 summer season.
Hawaii We are one of the pioneers of the Hawaii cruise market and have offered cruises in Hawaii since 1998 and have been the industry leader in Hawaii since 2001. Initially, our cruises were on non-U.S.-flagged ships and were required to call on a foreign port during each cruise to comply with the provisions of the U.S. Jones Act. As a result, since 1998, our Hawaii cruises called on Fanning Island in the Republic of Kiribati, which is the closest foreign port that complies with the Jones Act provisions and is located approximately 900 nautical miles south of the Big Island of Hawaii. We retain the exclusive right to call at Fanning Island through March 2009 with an option to extend the agreement for an additional two years. In February 2003, we sought and received U.S. Congressional permission to operate in the Hawaii inter-island trade. Pursuant to federal law, we were permitted to re-flag an existing non-U.S.-flagged ship in our fleet as a U.S.-flagged ship and complete the construction of two additional U.S.-flagged ships outside the U.S. As a result, three of our ships had the ability to cruise between and among ports in Hawaii without the need to call at a foreign port.
With the additional capacity introduced to the Hawaii market, our results in 2007 indicate that we have experienced a very competitive pricing environment in Hawaii, and in response to the unsatisfactory result, we have decided to withdraw Pride of Hawai’i from the market in 2008. The ship has been reflagged and renamed Norwegian Jade and will be deployed in Europe year-round. We have also decided to withdraw Pride of Aloha in May 2008 and it will be transferred to Star Cruises Limited. The remaining year-round ship in Hawaii will be Pride of America (we refer you to our consolidated financial statements Note 12 “Subsequent Events” on page F-25 for a discussion on recent developments in connection with NCLA).
Fleet renewal We have the youngest fleet in the industry among the major operators. An important element of our strategy since our acquisition by Star Cruises Limited in 2000 has been to make significant investments in the renewal of our fleet. We are in the midst of a fleet renewal program, which, by the end of 2010, will add two new ships to our fleet, for a total of 12 modern ships added to our fleet since 1999. These two ships have approximately 8,400 berths, representing approximately 32% of our total berths of our existing fleet. The total cost of these two new ships is currently estimated to be $2.4 billion based on the Euro/U.S. dollar exchange rate on December 31, 2007, of which we had paid $0.2 billion as of December 31, 2007. Renewal of our fleet is expected to enhance our results because:
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
In 2004, we transferred ownership of six of our older cruise ships to Star Cruises Limited and we currently continue to operate three of these ships under charter agreements. These charter agreements afford us the flexibility to return our older ships to Star Cruises Limited as new, modern ships enter our fleet over time, without relying on the secondary sale market.
“Homeland Cruising” We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers, thus eliminating the need for vacationers to fly to distant ports to board a ship and reducing the overall cost and duration of a vacation. We branded this initiative as “Homeland Cruising” in response to changing consumer travel patterns in recent years. We are, for example, the only brand operating year-round from Honolulu and New York, the largest population center in the U.S., and we offer Bermuda cruises from major northeastern ports, Baltimore, Boston, Charleston, New York and Philadelphia.
The fleet
As of December 31, 2007, we operated a fleet of 13 cruise ships with a total of over 26,200 berths. We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers on ships specifically designed or re-configured to offer our unique “Freestyle Cruising” product.
Most of our ships are characterized by state-of-the-art passenger amenities including multiple dining choices in up to 11 restaurants on each ship, together with hundreds of standard private balcony cabins on each ship. Private balcony cabins are very popular with passengers and offer the opportunity for potential increased revenues by allowing us to charge a premium. Additionally, Norwegian Jade, Norwegian Gem, Norwegian Pearl, Norwegian Jewel, Norwegian Star and Norwegian Dawn each have a “ship within a ship” of luxury garden villas with up to approximately 5,750 square feet. These garden villas contain three separate bedroom areas, spacious living and dining room areas, as well as butler and concierge service. In addition, Norwegian Jade, Norwegian Gem, Norwegian Pearl, and Norwegian Jewel each have 10 courtyard villas, with up to approximately 572 square feet, which provide access to an exclusive private courtyard area with a private pool.
Norwegian Cruise Line’s ships
The table below provides a brief description of the Norwegian Cruise Line’s ships and areas of operations based on 2007 itineraries:

	Year Built/		Crew	Gross	Primary Areas of
Ship	Rebuilt	Berths	Capacity	Tons	Operation
Norwegian Gem	2007	2,400	1,200	93,500	Europe, Bahamas
Norwegian Pearl	2006	2,400	1,200	93,500	Alaska, Caribbean, Pacific
					Coastal and Panama Canal
Norwegian Jewel	2005	2,380	1,100	93,500	Caribbean and Europe
Norwegian Dawn	2002	2,220	1,100	92,300	Bahamas, Bermuda,
					Caribbean, Canada and New
					England
Norwegian Star	2001	2,240	1,100	91,700	Alaska, Mexico and Pacific
					Coastal
Norwegian Sun	2001	1,940	900	78,300	Alaska, Caribbean, Pacific
					Coastal and Panama Canal
Norwegian Majesty	1992/1999	1,460	700	40,900	Bahamas, Bermuda and
					Caribbean
Norwegian Wind (1)	1993/1998	1,740	700	50,800	Alaska and Hawaii
Norwegian Dream (1)	1992/1998	1,740	700	50,800	Caribbean, Europe, Panama
					Canal and South America
Norwegian Spirit	1998	1,980	1,000	75,300	Caribbean, Bahamas, Canada
					and New England
Norwegian Crown (1)	1988	1,080	550	34,200	Panama Canal, South
					America and Bermuda

(1)	Norwegian Wind and Norwegian Crown left the fleet in April 2007 and November 2007, respectively. Norwegian Dream is scheduled to leave the fleet in 2008.

NCL America’s ships
During 2007, NCLA operated three ships, with a total of over 6,600 berths. The table below provides a brief description of the NCLA ships:

					Primary
			Crew	Gross	Areas of
Ship	Year Built	Berths	Capacity	Tons	Operation
Pride of Hawai’i	2006	2,460	950	93,600	Hawaii
Pride of America	2005	2,140	950	80,400	Hawaii
Pride of Aloha	1999	2,000	900	77,100	Hawaii
In 2008, Pride of Hawai’i, was reflagged and renamed Norwegian Jade. The ship will be deployed in Europe year-round. In May 2008, Pride of Aloha will be transferred to Star Cruises Limited and will be reflagged and deployed in Asia in the summer of 2008. The remaining year-round ship in Hawaii will be Pride of America (we refer you to our consolidated financial statements Note 12 “Subsequent Events” on page F-25 for a discussion on recent developments in connection with NCLA).
Orient Lines’ ship
During 2007, Orient Lines operated Marco Polo with 840 berths. In March 2008, the charter agreement will expire and we will no longer operate under the Orient Lines’ brand name.
Current new ships on order
We currently have two ships on order for our fleet. The planned berth capacity and expected delivery dates of these two ships are as follows:

	Expected Delivery		Gross
Ship	Date	Berths	Tons
F3 One	First Quarter 2010	4,200	150,000
F3 Two	Third Quarter 2010	4,200	150,000
United States
In 2003, we purchased a U.S.-flagged ship, United States. Under current U.S. law, existing U.S.-flagged ships may be upgraded to a modern ship in a foreign shipyard so long as any hull and superstructure work is completed in a domestic U.S. yard. Currently, we have not determined whether to upgrade this ship.
Ship deployment
We offer cruise itineraries ranging from one day to approximately one month and call at approximately 190 destinations worldwide, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America, Scandinavia and Antarctica. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. We believe this strategy allows us to maintain our status as one of the three major North American cruise operators while diversifying our deployment rather than relying as heavily on the traditional mass market trades in the Caribbean and the Bahamas out of South Florida.

Ports and facilities
We have an agreement with the Government of Bermuda whereby two of our ships, including, but not limited to, Norwegian Majesty, Norwegian Spirit, Norwegian Dawn, and Norwegian Dream, are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston, New York and Philadelphia. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries.
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
We have a concession permit with the U.S. National Park Service (“Park Service”) whereby our ships are permitted to call on Glacier Bay 13 times during each season. These permits have been extended by the Park Service until September 30, 2008. Our expectation is that the current permit will be extended through at least the end of the 2009 cruise season for Glacier Bay. The Park Service has not yet established the process by which the permits would be issued for visits to Glacier Bay after the end of the 2009 cruise season for Glacier Bay.
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
We are further developing a sophisticated revenue management system, typical of other systems used by competitors within the North American cruise market. This system tracks and forecasts demand and provides optimal pricing and selling limit recommendations. The system will also shorten the time to implement pricing decisions.
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
Sales and marketing
Travel agent relationships
In 2007, a vast majority of our passengers booked their cruises through independent travel agents who sell our itineraries on a non-exclusive basis. Since almost all of our sales are made through independent travel agents, a major focus of our marketing strategy is motivating and supporting the retail travel agent community. Our marketing is supported by an extensive network of approximately 20,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.
In 2007, we converted to an electronic documentation process for cruise bookings. We built this system to provide as much flexibility as possible to assist our travel partners. A new initiative in 2008 named “Partnership 2.0” includes an overhaul of reservations and customer service processes which we expect will also enhance our travel agent relationships.
Our call centers are located in Miami, Phoenix, the United Kingdom and Germany with over 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have outsourced relationships with firms that manage two additional locations for us in Louisiana and Guatemala. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation.

Marketing, brand communications and advertising
Our marketing department has been staffed and organized into core areas to support a continued awareness of our brand identity and increase in consumer marketing, while continuing trade and travel partner marketing. The core areas are: marketing communications, direct marketing and loyalty and website/interactive.
In late 2006, we unveiled a new, comprehensive brand identity created expressly to capture and articulate our “Freestyle Cruising”. The marketing plan featured national television, radio, print, newspaper, out-of-home and online advertising, along with a redesigned website. Our media activity was also supported by newly developed fulfillment materials, sales collateral, national sales promotions and product brochures, in the new brand look and tone of voice. This branding effort has also extended to our passengers and travel agents’ correspondence, onboard and in-cabin elements and port signage and terminal décor.
Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services. Norwegian Cruise Line’s program, which includes NCLA, is known as the Latitudes Club. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits, cabin upgrades and onboard recognition. Avid cruisers can use our co-brand credit card to earn upgrades and discounts. Also, we have established a variety of interactive dialogue opportunities through periodic market research, polling e-mails and annual contests. With enhancements to our loyalty program in 2008, we expect our program to be even more attractive to members.
In the past year, we have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our passengers and travel agency partners, has been a major focus of this momentum. In 2006, we launched our redesigned website that aligns with our new brand look and further promotes our “Freestyle Cruising” program. We also launched a consumer and travel agency partner booking engine which provides passengers and travel agency partners the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We plan to further develop our website throughout 2008.
Company operations and cruise infrastructure
Ship maintenance
In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for maintenance work, repairs and improvements performed in dry-dock. Dry-dock duration is a statutory requirement controlled under the chapters of SOLAS and to some extent the International Load Lines Convention. Under these regulations, it is required that a passenger ship dry-dock twice in 5 years and the maximum duration between each dry-dock cannot exceed 3 years. However, a certain number of ships within our fleet qualify under a special exemption provided by the Bahamas (Flag State) after meeting certain criteria set forth by the Bahamas to dry-dock once in every 5 years. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the dry-docking period and assist in performing maintenance and repair work. We lose revenue earning opportunities while ships are dry-docked. Accordingly, dry-docking work is typically performed during non-peak demand periods to minimize the adverse effect on revenues that results from ships being out of service. Dry-dockings are typically scheduled in spring or autumn and depend on shipyard availability which may impact the itinerary of the ship.

Information technology
Information technology is essential at all levels of our operations, from our corporate headquarters to our ships. Computer systems and solutions are widely used to support the expanding global information technology requirements for various functions and locations.
We have implemented an integrated computerized reservation system, called “Freestyle Connect,” which is designed to maximize inventory use together with a variety of controls and functions. “Freestyle Connect” supports revenue maximization with sophisticated features providing selling limits and probability of sales information. It includes tools designed to optimize cabin inventory and provide flexible customization capabilities to manage our cruise revenue goals. “Freestyle Connect” interfaces with our air management system, “AirWare,” which manages our air transportation logistics. We use an integrated airline computerized reservation system, or CRS, that is designed to directly access the reservation systems of most major airlines from a single terminal. The system has eliminated the need for multi-CRS systems and provides more efficient reporting of, and control over, airline ticket purchasing when booking a cruise. We also support booking capabilities through major airline computer reservation systems, including Amadeus.
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
Suppliers
Our largest purchases are for ship construction and acquisition. Our largest operating purchases are for fuel and oil, travel agent services, passenger airfare, passenger food and beverages, advertising and marketing, and hotel supplies for our ships. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars and Euro. Payment terms granted by the suppliers are generally customary terms for the cruise industry.
Crew and passenger safety
We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.
Our fleet is equipped with modern navigational control and fire prevention and control systems. Our ships have continuously been upgraded since the acquisition of NCL Holding ASA by Star Cruises Limited in 2000. We have installed high-fog sprinklers in the engine rooms of the cruise ships in our fleet, as required by International Maritime Organization, commonly referred to as the IMO, regulation. The navigation centers on our ships are also equipped with voyage data recorders, or VDRs, which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents.
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
We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. Such safety initiatives include:
•	strict alcohol and drug policy, including frequent random tests and a zero tolerance policy for alcohol use by senior officers and watch keepers at all times;

•	a policy of requiring the presence of at least two officers in the navigation center of every cruise ship while at sea (except under certain low-risk situations);

•	a comprehensive fleet safety program with four traveling safety officers;

•	“Navigation Conditions” system involving the presence of additional officers on the bridge when a cruise ship is operating in identified “yellow zones” or “red zones"—specific locations and situations identified as being potentially hazardous or deviating from the normal course of the cruise ship;

•	procedure checklists;

•	performance of an internal and external audit at least annually to ensure safety implementation, corrective action following incidents and continuous regular improvements;

•	standardization and upgrade of equipment on our ships;

•	installation of automatic identification system, or AIS, in the navigation centers of all of our ships;

•	psychological profiling of officers;

•	bridge and crew resource management courses for all bridge officers;

•	centralized and automated engine control (except on Marco Polo);

•	additional onboard training in the use of the navigation and safety equipment; and

•	stringent implementation of additional controls and procedures, which have been published as safety recommendations, following investigation analyses of incidents or accidents in other parts of the cruise industry.

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
The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention. However, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet been entered into force, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the entry into force of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol enters into force, we expect insurance costs would increase.
Trademarks
We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “NCL AMERICA,” “NCL” and the NCL logo, the names of our cruise ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered onboard our ships. In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION”. Other significant marks include our “SCHOOL OF FISH DESIGN” marks that display one fish swimming against a school of fish and NCL slogan marks, e.g., “NCL. WHERE YOU’RE FREE TO WHATEVER,” which underscore our “FREESTYLE” message. We believe our NORWEGIAN CRUISE LINE, NCL AMERICA, NCL, FREESTYLE CRUISING,

FREESTYLE DINING and FREESTYLE VACATION and “NCL” slogan trademarks, as well as the SCHOOL OF FISH DESIGN, NCL and NCL AMERICA logos are widely recognized throughout North America and Europe and have considerable value.
Regulatory issues
Registration of our ships
Eleven of the ships that we currently operate are registered in the Bahamas. Two of our ships, Pride of Aloha and Pride of America, are U.S.-flagged ships. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ships are subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including but not limited to the U.S. Public Health Service and the U.S. Coast Guard. U.S.-flagged ships are also regulated by FDA and U.S. Department of Labor.”
Both our U.S.-flagged and Bahamas-flagged fleets are also subject to the health and safety laws and regulations of the various port states where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and put into effect the IMO conventions relating to ocean-going passenger ships.
U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S, documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed cruise ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, has been transferred to the Bahamas registry and operates under the name Norwegian Jade. The Hawaii Cruise Ship Provision also authorizes the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. Pride of Aloha will be transferred to Star Cruises Limited in May 2008. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work performed on any of the three ships be performed in the U.S., except in case of emergency or lack of availability, and that the ships operate primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ships deployed in Hawaii are able to cruise between U.S. ports in Hawaii without the need to call at a foreign port. We refer you to “Item 4—Information on the Company—Our business strategies—Hawaii,” for a discussion of our development of U.S.-flagged ships for cruising in Hawaii and recent developments for redeployment.
Non-Resident Alien Crew (NRAC)
NRAC employees who meet all U.S. legislation and Coast Guard Merchant Mariner requirements become certified U.S. Merchant Mariners (with limitations) in accordance with section 3509, Sub-Section 8103 of title 46, United States Code and may be employed on NCLA ships with certain limitations. Not more than 25% of the total unlicensed crew on a NCLA ship may be NRAC and ARC (Alien Resident Crew), combined. They may not perform watch-standing, automated engine room duty watch, vessel navigation functions, or certain other specific safety and security related functions, and may only perform steward department functions. They are licensed only once with a Merchant Mariners Document by the U.S. Coast Guard for a period of five years and can only be employed for a service period not exceeding 36 months at sea in the aggregate.
Health and environment
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
We currently operate under a U.S. Government-approved Environmental Management Plan that is incorporated into the SEMS program. Among the achievements under this system are:
•	deployment of environmental officers and environmental engineers on all ships;

•	a dedicated, full time environmental staff at shoreside;

•	a comprehensive environmental training and awareness program;

•	an environmental hotline;

•	advanced wastewater treatment systems installed on 100% of the fleet;

•	our own patent-pending ballast water management system to prevent discharge of damaging non-indigenous marine species in ballast water;

•	advanced treatment systems for oily bilge water installed on all ships; and

•	an innovative bio-sludge disposal and used lube recycling programs.
Permits for Glacier Bay Alaska
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
In addition to the requirements of the ISPS Code, the U.S. Congress enacted The Maritime Transportation Security Act of 2002, commonly known as the MTSA, which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the United States docking at ports in the U.S. The U.S. Coast Guard has published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members onboard such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations.
Amendments to SOLAS required that ships constructed in accordance with pre-SOLAS, 1974 requirements install automatic sprinkler systems by year-end 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.
Also, in response to concerns raised in connection with a balcony fire in 2006, IMO adopted an amendment to SOLAS which requires partial bulkheads on cabin balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. At December 31, 2007, nine of our ships were in compliance with the SOLAS amendment. We plan to upgrade the remaining vessels to comply with the SOLAS amendment no later than their first statutory survey after July 1, 2008.
The new SOLAS regulation on long-range identification and tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to transmit automatically the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We plan to comply with this SOLAS regulation no later than their first survey of the radio installation after December 31, 2008.

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
Taxation
U.S. federal income taxation — foreign-flagged operations
The following discussion of the application to us of U.S. federal income tax laws is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), legislative history, U.S. Treasury regulations, administrative rulings and court decisions. The following description is subject to change and any change could affect the continuing accuracy of this discussion. In particular, the Tax Reform Act of 1986 (the “1986 Act”) significantly changed the U.S. federal income tax treatment of shipping income. In August 2003, the U.S. Internal Revenue Service, or the IRS, issued final regulations (the “Final Regulations”) interpreting section 883 of the Code, as amended by the 1986 Act. The Final Regulations were originally effective for taxable years beginning on or after September 25, 2003. However, pursuant to The American Jobs Creation Act of 2004, the effective date of the Final Regulations was delayed to taxable years of a foreign corporation beginning after September 24, 2004. Therefore, the Final Regulations apply to our year ended December 31, 2005 and subsequent years. On June 25, 2007, the IRS, issued new final and temporary Regulations, which will apply to our year ended December, 31, 2007 (the “New Regulations”).
Our foreign-flagged operations derive income from the international operation of ships. Under section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the U.S., are exempt from U.S. federal income taxes on (or in respect of) gross income derived from the international operation of ships. A foreign corporation will qualify for the section 883 exemption if: (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption for income from the international operation of ships (“Shipping Income”) of sufficiently broad scope to U.S. corporations (“Equivalent Exemption”) and (ii) (a) more than 50% in value of its stock is directly or indirectly owned by individuals who are residents of one or more foreign countries that grant an Equivalent Exemption (“Stock Ownership Test”) or (b) the corporation is a controlled foreign corporation as defined in Section 951(a) (a “CFC”) and more than 50% of the total value of all of the outstanding shares of the CFC is owned by one or more U.S. citizen, resident alien, domestic corporation, or domestic trust described in Section 501(a). In addition, both the Final Regulations and New Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation requirements (“Substantiation Requirements”) in order to establish that it meets the Stock Ownership Test.
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

The Final Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S.-sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages.
We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income will be subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S.-sources, generally would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 39%). A 30% federal branch profits tax would also apply under section 884 of the Code, generally on the after tax portion of such income that was from U.S.-sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us to some extent could be treated as U.S.-source interest and also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code. We believe that NCL would not be subject to the 4% gross basis tax under section 887 of the Code on certain U.S.-source transportation income.
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
In January 2008, NCL elected to be treated as a partnership and not as a corporation for U.S. Federal income tax purposes. An entity that is treated as a partnership for U.S. Federal income tax purposes is not a taxable entity and incurs no U.S. Federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are then made. The applicability of the exemption under section 883 of the Code, for NCL’s international shipping income for the 2008 tax year and onwards, will apply to our shareholders rather than to us. Each shareholder will need to meet the requirements of section 883 discussed above in order for the exemption to apply to the income allocated to such shareholder. NCL may distribute to its shareholders annually an amount equal to the US tax liability it would have incurred directly as if it were taxed as a corporation for US tax purposes.
Certain State, Local and Non-U.S. Tax Matters. NCL may be subject to state, local non-income taxes or non-U.S. taxation in various jurisdictions, including those in which we transact business, own property, or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us may not conform to the U.S. Federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property, or operations involving foreign property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

U.S. federal income taxation — U.S.-flagged operations
Income derived from our U.S.-flagged operations (under the NCL America brand) generally is subject to U.S. federal and state income taxation at combined graduated rates of up to 39%, after an allowance for deductions. U.S.-source dividends and interest paid by NCL America generally would be subject to a 30% withholding tax, unless exempt under one of various exceptions.
Organizational structure
Our corporate structure is as follows1:

[1]	All subsidiaries are 100% owned by their immediate parent companies.

[2]	NCL Corporation Ltd. is owned 50% by Star Cruises Limited, 37.5% by Apollo and 12.5% by TPG.

[3]	Ship-holding companies for Bahamas flagged-ships.

[4]	Operates Bahamas flag fleet, including ships under charter agreements with Star Cruises Limited, and performs under contract with NCL America Inc. certain marketing, ticket issuance and other services.

[5]	Ship-holding companies for U.S.-flagged ships.

[6]	Operates U.S.-flagged fleet.
Property, plant and equipment
Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—The fleet” and “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources”.
Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease approximately 233,000 square feet of facilities. We also lease approximately (i) 11,500 square feet of office space in Honolulu, Hawaii for administrative operations of NCL America; (ii) 14,000 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iii) 8,800 square feet of office space in Germany for sales and marketing in Europe; and (iv) 42,000 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas,

Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.
Industry
Industry background
We provide cruise vacations primarily in North America, which represents the largest vacation market in the world. According to CLIA, 10.3 million North American passengers took a cruise in 2007.
Estimates of North American-sourced cruise passengers and the number of berths marketed in North America compiled by CLIA from 2003 to 2007 are as follows:

	Cruise Passengers
	Sourced in
Calendar Year	North America (1)	Berths (2)
2003	8,195,000	215,397
2004	9,107,000	220,187
2005	9,670,000	227,717
2006	10,180,000	246,759
2007	10,330,000	262,690

(1)	Based on passengers carried for at least two consecutive nights for the calendar year.

(2)	As of the end of the calendar year. These figures include ships that are marketed in North America and elsewhere.
The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, North Africa, the South Pacific, the Far East and India.
Based on the number of ships that are currently on order worldwide, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicated that at the end of 2007 and 2008, CLIA member lines have and will have an aggregate passenger capacity of 262,690 and 285,965 berths, respectively. These figures include ships that are expected to be marketed in North America and elsewhere. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, the net capacity serving North American-sourced cruise passengers is expected to increase over the next several years.
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
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business, and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorists attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	costs of new initiatives, including those involving our inter-island Hawaii cruise operations;

•	changes in interest rates, fuel costs or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs, such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
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
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
Please see a reconciliation of these measures to items in our consolidated financial statements on page 39.
Overview
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues and onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months. In December 2007, we introduced a new fuel supplement charged per person per day for the first and second passengers in a cabin and a lesser fee per person per day for any additional passengers in the same cabin.
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
Our cruise operating expenses are classified as follows:
•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•	Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, land packages, and sales of travel protection for vacation packages.

•	Payroll and related expenses represent the cost of wages and benefits for shipboard employees.

•	Fuel expenses include fuel costs, the impact of fuel hedges and delivery costs.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers onboard a particular cruise ship.

•	Ship charter costs consist of amounts paid for chartering ships.

•	Other operating expenses consist of costs such as repairs and maintenance (including dry-docking costs), ship insurance and other ship expenses.

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
Ship accounting
Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated salvage value of the ship. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred. We account for dry-docking costs under the direct expense method which requires us to expense all dry-docking costs as incurred.
We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2007 would have increased by approximately $3.9 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by approximately $19.8 million.
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
Recent accounting pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157, as issued, is effective for financial statements issued for our fiscal year beginning in 2008 and interim periods within that year. However, a FASB Staff Position (“FSP”) was issued which delays the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). This deferral is to fiscal years beginning after November 15, 2008, and interim periods for items within the scope of the proposed FSP. In February 2008, an FSP was issued to exclude from SFAS No. 157 leasing transactions accounted under SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting guidance. We adopted the required provisions of SFAS 157 as of January 1, 2008. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position and results of operations.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS

No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007. Although we adopted SFAS 159 as of January 1, 2008, we do not expect to elect the fair value option for any items permitted under SFAS 159.

Results of operations
We reported historical total revenues, total operating expenses, operating income and net income (loss) as shown in the following table (in thousands):

	Years Ended December 31,
	2005	2006	2007
Total revenues	$1,629,723	$1,976,309	$2,172,815

Total cruise operating expenses	$1,248,526	$1,567,382	$1,692,940

Operating income	$70,342	$32,580	$42,214

Net income (loss)	$16,235	$(130,899)	$(226,962)

The following table presents operating data as a percentage of revenues:

	Years Ended December 31,
	2005	2006	2007
Revenues
Passenger ticket revenues	73.3%	72.8%	72.3%
Onboard and other revenues	26.7%	27.2%	27.7%

Total revenues	100.0%	100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	20.2%	21.5%	19.8%
Onboard and other	8.7%	9.4%	9.4%
Payroll and related	19.9%	20.9%	20.1%
Fuel	7.3%	8.3%	8.9%
Food	5.8%	5.2%	5.6%
Ship charter costs	1.7%	1.3%	0.9%
Other operating	13.0%	12.7%	13.2%

Total cruise operating expenses	76.6%	79.3%	77.9%

Marketing, general and administrative expenses	13.8%	12.6%	13.2%
Depreciation and amortization expenses	5.3%	6.0%	6.8%
Impairment loss	—%	0.4%	0.1%

Total operating expenses	95.7%	98.3%	98.0%

Operating income	4.3%	1.7%	2.0%

Non-operating (income) expenses
Interest income	(0.3)%	(0.1)%	(0.1)%
Interest expense, net of capitalized interest	5.3%	6.9%	8.1%
Other (income) expenses, net	(1.7)%	1.5%	4.4%

Total non-operating expenses	3.3%	8.3%	12.4%

Net income (loss)	1.0%	(6.6)%	(10.4)%

The following table sets forth selected statistical information for the periods presented:

	Years Ended December 31,
	2005	2006	2007
Passengers Carried	981,665	1,153,844	1,304,385
Passenger Cruise Days	7,613,100	8,807,632	9,857,946
Capacity Days	7,172,040	8,381,445	9,246,715
Occupancy Percentage	106.1%	105.1%	106.6%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Years Ended December 31,
	2005	2006	2007
Passenger ticket revenues	$1,194,461	$1,438,996	$1,571,772
Onboard and other revenues	435,262	537,313	601,043

Total revenues	1,629,723	1,976,309	2,172,815

Less:
Commissions, transportation and other	328,899	425,648	430,670
Onboard and other	141,957	186,240	204,768

Net revenues	$1,158,867	$1,364,421	$1,537,377

Capacity Days	7,172,040	8,381,445	9,246,715
Gross Yields	$227.23	$235.80	$234.98
Net Yields	$161.58	$162.79	$166.26
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Years Ended December 31,
	2005	2006	2007
Total cruise operating expenses	$1,248,526	$1,567,382	$1,692,940
Marketing, general and administrative expenses	225,240	249,250	287,093

Gross Cruise Costs	1,473,766	1,816,632	1,980,033

Less:
Commissions, transportation and other	328,899	425,648	430,670
Onboard and other	141,957	186,240	204,768

Net Cruise Costs	$1,002,910	$1,204,744	$1,344,595

Capacity Days	7,172,040	8,381,445	9,246,715
Gross Cruise Costs per Capacity Day	$205.49	$216.74	$214.13
Net Cruise Costs per Capacity Day	$139.84	$143.74	$145.41
Year ended December 31, 2006 compared to year ended December 31, 2007
Revenues
Net revenues increased 12.7% in 2007 compared to 2006 primarily due to a 10.3% increase in Capacity Days and a 2.1% increase in Net Yields. The increase in Capacity Days was primarily due to the additions of Pride of Hawai’i, Norwegian Pearl and Norwegian Gem which entered service in May 2006, November 2006, and October 2007, respectively, partially offset by Norwegian Wind and Norwegian Crown which left the fleet upon expiration of the relevant charter agreements in April 2007 and November 2007, respectively. The increase in Net Yields in 2007 was primarily the result of an increase in passenger ticket prices and to a lesser extent, an increase in onboard revenues. The increase in passenger ticket prices was primarily due to an increase in demand. The increase in onboard revenues was primarily due to an increase in amounts spent per passenger on onboard activities partially offset by lower amounts spent per passenger on art due to transitions in our art concessionaire. Gross Yields were relatively unchanged compared to the year ended December 31, 2006 primarily due to the same reasons discussed above for Net Yields.

Expenses
Net Cruise Costs increased 11.6% in 2007 compared to 2006 primarily due to the 10.3% increase in Capacity Days mentioned above and a 1.2% increase in Net Cruise Costs per Capacity Day. The increase in Net Cruise Costs per Capacity Day was primarily attributable to higher marketing, general and administrative expenses, fuel costs, and other operating expenses partially offset by lower payroll costs. The increase in marketing, general and administrative expenses was primarily due to an increase in media marketing and advertising. Average fuel costs for 2007 increased 11.8% to $396 per metric ton from $355 per metric ton for 2006. Higher other operating expenses, were primarily due to the timing of repairs and maintenance expenses partially offset by operating efficiencies and receipt of certain proceeds from an insurance arbitration award. Payroll and related costs in 2006 included start-up costs associated with the introduction of Pride of Hawai’i in May 2006. The absence of start-up costs in 2007 and a decrease in crew turnover in our Hawaii operations resulting in lower recruiting and training costs were the primary drivers for the improvement in payroll and related costs per Capacity Day. Gross Cruise Costs per Capacity Day decreased 1.2%.
Depreciation and amortization expenses increased 24.3% in 2007 compared to 2006. The increase was primarily due to the additions of Pride of Hawai’i, Norwegian Pearl and Norwegian Gem which entered service in May 2006, November 2006, and October 2007, respectively.
In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value, we recorded an impairment loss of $2.6 million in our consolidated statements of operations.
Other (Income) Expense
Interest income decreased from $3.4 million in 2006 to $1.4 million in 2007. The decrease was due to lower average cash balances during 2007 compared to 2006. Interest expense, net of capitalized interest, increased from $136.5 million in 2006 to $175.4 million in 2007, primarily as a result of an increase in average outstanding borrowings (primarily related to the acquisition of new ships). Other expenses, net increased from a loss of $30.4 million in 2006 to a loss of $95.2 million in 2007. The losses were primarily due to foreign currency translation losses of $38.9 million in 2006 compared to foreign currency translation losses of $94.5 million in 2007 primarily due to revaluation of our Euro-denominated debt to U.S. dollars. Also, in 2006 we received $7.3 million in connection with a settlement agreement for claims against the builder of Pride of America for post-delivery costs incurred by us.
Year ended December 31, 2005 compared to year ended December 31, 2006
Revenues
Net revenues increased 17.7% in 2006 compared to 2005 primarily due to a 16.9% increase in Capacity Days and a 0.7% increase in Net Yields. The increase in Capacity Days was primarily due to the additions of Pride of America, Norwegian Jewel, Pride of Hawai’i and Norwegian Pearl which entered service in June 2005, August 2005, May 2006 and November 2006, respectively, partially offset by the return of Norwegian Sea to Star Cruises Limited upon expiration of the relevant charter agreement in August 2005. The increase in Net Yields in 2006 was primarily due to a slight increase in onboard and other revenues while passenger ticket prices remained relatively unchanged. The increase in net onboard and other revenues was due to the increase in amounts spent per passenger primarily due to revenues related to Polynesian Adventure Tours, Inc., a tour bus operator in Hawaii, which we acquired in November 2004. Although passenger ticket prices for our international-flagged fleet slightly increased, this increase was partially offset by downward pricing pressure related to our inter-island cruises in Hawaii. Gross Yields increased 3.8% compared to the year ended December 31, 2005.
Expenses
Net Cruise Costs increased 20.1% in 2006 compared to 2005 primarily due to the 16.9% increase in capacity mentioned above and a 2.8% increase in Net Cruise Costs per Capacity Day. The increase in Net Cruise Costs was primarily due to increases in both payroll and related expenses and fuel costs. The increase in payroll and related expenses was primarily due to higher crew costs related to the U.S. crew deployed on our inter-island cruises in Hawaii, which expanded to three ships during 2006. Average fuel costs for 2006 increased 22% to $355 per metric ton from $291 per metric ton for 2005. The increase in marketing, general and administrative expenses was primarily attributable to increases in shoreside expenses for our reservation centers. These increases were partially offset by certain operating efficiencies. On a Capacity Day basis, marketing, general and administrative expenses decreased 5.3% primarily due to the benefits of certain economies of scale. In 2006, we incurred an impairment loss of $8.0 million related to the Orient Lines’ tradename, which was transferred to Star Cruises Limited in the fourth quarter of 2006. Gross Cruise Costs per Capacity Day increased 5.5%.
Depreciation and amortization expense increased 39.1% in 2006 compared to 2005. The increase was primarily due to the additions of Pride of America, Norwegian Jewel, Pride of Hawai’i and Norwegian Pearl which entered service in June 2005, August 2005, May 2006 and November 2006, respectively.
Other (Income) Expense
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
Liquidity and capital resources
Net cash provided by operating activities was $136.8 million, $147.5 million and $36.3 million for the years ended December 31, 2005, 2006 and 2007, respectively. The changes in cash provided by operating activities primarily related to timing differences in cash payments relating to operating assets and liabilities.
Net cash used in investing activities was $678.3 million, $756.2 million and $581.6 million for the years ended December 31, 2005, 2006 and 2007, respectively. Capital expenditures were $658.8 million, $809.4 million and $582.8 million for the years ended December 31, 2005, 2006 and 2007, respectively. The capital expenditures were primarily related to the deliveries of Pride of America and Norwegian Jewel in 2005, Pride of Hawai’i and Norwegian Pearl in 2006 and Norwegian Gem in 2007 as well as progress payments for ships under construction in all years.
Cash from financing activities was $429.5 million, $611.9 million and $522.0 million for the years ended December 31, 2005, 2006 and 2007, respectively. In 2005, we drew on committed loan facilities to fund progress payments on ships under construction and to fund the deliveries of Pride of America and Norwegian Jewel for a total of $485.3 million. We also drew $230.0 million on our $500.0 million revolver and made repayments on our facilities including our revolver of $280.4 million. In 2006, we drew 130.0 million Euro in conjunction with the delivery of Pride of Hawai’i ($157.4 million as of drawdown date). In 2006, we drew $260.0 million on our revolving credit facility for general corporate purposes, including progress payments on ships. We drew 311.2 million Euro ($410.8 million at drawdown date) of a Euro 624.0 million revolving credit facility to fund the delivery of Norwegian Pearl. We also entered into a $610.0 million senior secured revolving credit facility and drew $390.0 million which refinanced two loans secured by Norwegian Dawn and Norwegian Sun. In 2006, we made total payments of $809.6 million in connection with our various facilities and our revolver. We received $208.0 million in capital contributions from Star Cruises Limited including the amount related to the Orient Lines’ tradename. In 2007, we made total payments of $323.5 million in connection with our various facilities and our revolver. In 2007, we drew 312.8 million Euro ($445.2 million at drawdown date) under our Euro 624.0 million revolving credit facility and Euro 5.0 million ($7.1 million at delivery) in cash to fund the delivery of Norwegian Gem. We also drew $394.7 million on our revolving credit facilities.
Capitalized interest decreased to $21.9 million for the year ended December 31, 2006 from $32.2 million for the year ended December 31, 2005 primarily due to a lower level of investment in ships under construction. Capitalized interest decreased to $18.8 million for the year ended December 31, 2007 from $21.9 million for the year ended December 31, 2006 primarily due to a lower level of investment in ships under construction.
Future capital commitments
The planned berths and expected delivery dates of our ships under construction and on firm order are as follows:

	Expected Delivery		Gross
Ship	Date	Berths	Tons
F3 One	First Quarter 2010	4,200	150,000
F3 Two	Third Quarter 2010	4,200	150,000
The aggregate cost of the ships under construction and on firm order is approximately $2.4 billion, of which we have paid $0.2 billion based on the Euro/U.S. dollar exchange rate at December 31, 2007. The remaining costs of the ships as of December 31, 2007 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.
We anticipate that capital expenditures will be approximately $0.2 billion, $0.4 billion and $2.0 billion for the years ending December 31, 2008, 2009 and 2010, respectively, and will principally relate to payments for ships under construction.

Contractual Obligations:
As of December 31, 2007, our contractual obligations, with initial or remaining terms in excess of one year, including interest expense on long-term debt obligations, were as follows (in thousands):

		Less than 1	1-3	3-5	More than 5
	Total	year	years	years	years
Long-term debt obligations(1)	$4,292,370	$395,793	$1,300,307	$697,126	$1,899,144
Operating lease obligations(2)	48,820	6,651	11,016	7,810	23,343
Ship charter obligations(3)	17,170	12,407	4,763	—	—
Ship purchase obligations(4)	2,239,609	135,089	2,104,520	—	—
Port facilities(5)	144,876	7,815	28,254	28,474	80,333
Capital lease obligations(6)	15,537	3,410	7,230	4,897	—
Other(7)	24,803	11,556	13,247	—	—

Total	$6,783,185	$572,721	$3,469,337	$738,307	$2,002,820

(1)	Assumes LIBOR rate of 4.6% and EURIBOR of 4.7% for all periods and EURO/USD exchange rate of 1.4590.

(2)	We are obligated under noncancellable operating leases primarily for offices and motor vehicles.

(3)	Ship charter costs are for ships chartered from Star Cruises Limited.

(4)	Amounts represent contractual obligations with initial terms in excess of one year, assumes EURO/USD of 1.4590.

(5)	Amounts represent future commitments with remaining terms in excess of one year to pay for our usage of a New York City terminal, Fanning Island and Bermuda port facilities.

(6)	Capital leases are primarily for buses for Hawaii operations.

(7)	Amounts represent future commitments with remaining terms in excess of one year to pay for primarily service and maintenance contracts.
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
As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.
Funding sources
As of December 31, 2007, our liquidity was $150.3 million consisting of $40.3 million in cash and cash equivalents and $110.0 million available to draw down under our revolving credit facilities. Under one of our revolving credit facilities, the availability increased by $100.0 million to the full $610.0 million after we received more than the required minimum of an additional $200.0 million of equity in January 2008.
On January 7, 2008, Apollo became the owners of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement dated August 17, 2007 among us, Star Cruises Limited and NCL Investment Ltd. and an assignment agreement dated January 7,

2008 by and among us, Apollo and Star Cruises Limited. The net proceeds of the equity investment was approximately $948 million. The net proceeds of the equity investment have been used to repay existing indebtedness of $900 million and will be available for general corporate purposes. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding share capital from Apollo (we refer you to our consolidated financial statements Note 12 “Subsequent Events” on page F-25).
In February we announced we will transfer Pride of Aloha to Star Cruises Limited in May 2008. The transfer of Pride of Aloha reduces the pledged collateral of our $800 million senior secured revolving credit/term loan facility. As a result, we will pay down approximately $53.5 million of the $300 million term loan and the amount available under the $500 million revolving credit facility will be lowered by approximately $150.6 million.
Under the terms of the indenture dated July 15, 2004 between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee, governing our 10 5/8% Senior Notes due 2014 (the “Notes”), the Apollo investment constitutes a “change of control” requiring us, within 30 days of the closing of the investment, to offer to repurchase any and all of the outstanding Notes at a purchase price equal to 101% of the outstanding principal amount of the Notes, together with all accrued but unpaid interest up to but not including the date of repurchase. Accordingly, we offered to repurchase these Notes on February 5, 2008 with expiration of the offer to repurchase on March 7, 2008. During this period, the Notes tendered had a total purchase price of $246.6 million paid through a draw down from our available revolving credit facilities.
We have export credit financing for 80% of the contract amount, with an allowance for change orders, of each of the two F3 ships scheduled for delivery in 2010. These financings cannot exceed approximately $967.2 million each, based on the Euro/U.S. dollar exchange rate at December 31, 2007.
Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2007. Our ships and substantially all other property are pledged as collateral for our debt.
We have commitments of approximately $0.6 billion due during the 12-month period ending December 31, 2008. We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.
For further information about our long-term debt, we refer you to our consolidated financial statements Note 4. “Long-Term Debt” on page F-15 and Note 12 “Subsequent Events” on page F-28.
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
Interest rate risk
From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. At December 31, 2007, 26% of our debt was fixed and 74% was floating, and we had no interest rate swap agreements in place. In January 2008, following repayment of $900.0 million on our revolving credit facilities, 64% of our debt was floating rate. Based on our projections for 2008, a hypothetical one percentage point increase in interest rates would increase our 2008 interest expense by approximately $11.5 million.
Foreign currency exchange rate risk
As of December 31, 2007, we had foreign currency forward contracts related to Euro-denominated contractual obligations with an aggregate notional amount of $108.8 million maturing through April 2008. We had no contracts as of December 31, 2006. Our exposure to foreign currency exchange rate risk relates primarily to our ship building contracts and to our Euro-denominated debt. Our ship contracts are denominated in Euro and the associated debt agreements are denominated in either U.S. dollars or Euro with certain conversion options. If denominated in Euro, our principal and interest payments for the debt will be payable in Euro, and will be subject to the exchange rate of the Euro at the time these payments are due. From time to time, we enter into foreign currency forward contracts and/or options contracts for these payments. During 2007, we included a $4.6 million gain related to forward contracts in our consolidated statements of operations.
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
Fuel price risk
Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our total cruise operating expenses, was 9.6% in 2005, 10.5% in 2006 and 11.4% in 2007. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2007, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $32.1 million maturing through December 2008. The estimated fair value of these contracts at December 31, 2007 was an unrealized gain of $1.3 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2007 would increase our anticipated 2008 fuel cost by approximately $23.9 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of approximately $3.3 million.
Related party transactions
We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions” for details of our related party transactions.

Item 6. Directors, Senior Management and Employees
Directors and senior management
The members of our Board of Directors and our executive officers as of March 1, 2008 are:

Name	Age	Position with NCL
Tan Sri Lim Kok Thay	56	Chairman of the Board of Directors
David Colin Sinclair Veitch	52	President and Chief Executive Officer
Marc J. Rowan	45	Director
Steve Martinez	39	Director
Adam M. Aron	53	Director
Walter L. Revell	73	Director, Chairman of the Audit Committee
Kevin M. Sheehan	54	Executive Vice President and Chief Financial Officer
Gregory W. Hunt	51	Executive Vice President Strategic and Commercial Development
William A. Hamlin	55	Executive Vice President of Newbuilding and Global Strategic Sourcing
Andrew Stuart	44	Executive Vice President of Sales, Marketing and Passenger Services
Daniel S. Farkas	39	Senior Vice President and General Counsel
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
David Colin Sinclair Veitch became the Deputy Chairman of the Board of Directors of the Company on December 16, 2003. Mr. Veitch is the President and Chief Executive Officer of NCL and is a Director of Star Cruises Limited. In connection with the Apollo investment, Mr. Veitch resigned as a director of NCL and remains as a non-voting observer of the Board of Directors of NCL. Before he joined our management in January 2000, Mr. Veitch was the Chief Financial Officer and Senior Vice President of Marketing and Corporate Development of Princess Cruises for approximately eight years, with responsibility at varying times for finance, marketing, international sales, strategic planning and corporate development. In addition, beginning in mid-1998, he was also the executive in charge of Princess

Cruises’ sister company, P&O Cruises (Australia). Mr. Veitch graduated with a Master in Business Administration degree from the Harvard Graduate School of Business in 1984 and also holds a Bachelor of Science degree with First Class Honours from the University of London.
Marc J. Rowan became a Director of the Company in January 2008. He is a founding partner of Apollo Management, L.P., a private investment partnership that manages a series of institutional funds focused on complex equity investments, leveraged buyouts and corporate reorganizations. Mr. Rowan currently serves on the board of directors of AAA, an Apollo-sponsored multi-billion dollar alternative investment manager and MSV LP, a North American provider of mobile satellite communications services. He has previously served on the boards of directors of National Cinemedia, Unity Media SCA, AMC Entertainment, Wyndham International, Vail Resorts, Inc., Samsonite Corporation, SkyTerra Communications Inc., Quality Distribution, Inc., National Financial Partners, Inc., New World Communications, Inc., Furniture Brands International and Culligan Water Technologies. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the Board of Directors of the National Jewish Outreach Program, Riverdale Country School and the Undergraduate Executive Board of The Wharton School. Prior to joining Apollo, Mr. Rowan was a member of the mergers and acquisitions department of Drexel Burnham Lambert, Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan graduated Summa Cum Laude from The University of Pennsylvania’s Wharton School of Business with a Bachelor of Science and a Masters in Business Administration in Finance.
Steve Martinez became a Director of the Company in January 2008. He joined Apollo Management, LP in 2000. Prior to that time, Mr. Martinez was employed by Goldman Sachs & Co. in its Mergers & Acquisitions Group. Before that Mr. Martinez was an associate with Bain & Company. Mr. Martinez serves on the boards of directors of Jacuzzi Brands, Rexnord Industries and Prestige Cruise Holdings, the owner of a controlling stake in Oceania Cruises and Regent Seven Seas Cruises. Mr. Martinez received a Masters in Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively, graduating Magna Cum Laude.
Adam M. Aron became a Director of the Company in January 2008. Adam M. Aron is Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo Management L.P. Mr. Aron has previously served as President and CEO of NCL, Senior Vice President of Marketing for United Airlines, Senior Vice President-Marketing for Hyatt Hotels Corporation, and Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc. Mr. Aron currently serves on the board of directors of Starwood Hotels and Resorts Worldwide, FTD and Marathon Acquisition Corp., and Prestige Cruise Holdings, the owner of a controlling stake in Oceania Cruises and Regent Seven Seas Cruises. Mr. Aron also serves on the board of directors of a number of non-profit organizations. He is a member of the Council on Foreign Relations, Business Executives for National Security, and is a former member of the Young Presidents’ Organization. In addition Mr. Aron serves as First Vice Chairman of the Travel Industry Association of America and as Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron has worked in the federal government and was previously selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the Board of Directors of the National Forest Foundation in 2000 and was a delegate to President Clinton’s White House Conference on Travel and Tourism. Mr. Aron received a Masters of Business Administration with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College.

Walter L. Revell became a member of our Board of Directors and Chairman of the Audit Committee in June 2005. Mr. Revell is Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Mr. Revell also serves as a Director and Chairman of the Audit Committee of The St. Joe Company, a publicly traded company that is Florida’s largest land owner and real estate developer and as a Director of International Finance Bank in Miami, Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, in San Francisco.
Kevin M. Sheehan is the Executive Vice President and Chief Financial Officer of the Company. Prior to joining us in November 2007, Mr. Sheehan served a nine-year career with Cendant including five years as President and CFO of Avis, two years as Cendant Chief Financial Officer and two years as Chairman and Chief Executive Officer of Cendant’s Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express. He has spent the past two and a half years consulting to private equity firms and lecturing at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. He is a graduate of Hunter College and the New York University Graduate School of Business and is a Certified Public Accountant. Mr. Sheehan serves on the Board of Directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE “GHS”).
Gregory W. Hunt is the Executive Vice President Strategic and Commercial Development of the Company. He oversees on-board revenue including casino operations. He also spearheads a new strategic planning initiative as well as the commercial development of licensing opportunities and business partnerships. Prior to joining us in December 2007, Mr. Hunt had held senior operating positions at companies owning and developing such household names as Culligan, Samsonite, Coldwell Banker and Century 21. Most recently, he has been working for Apollo in the United Kingdom and prior to that was Senior Vice President and Chief Financial Officer at Tweeter Home Entertainment Group. He is a graduate of the University of Vermont and is a Certified Public Accountant.
William A. Hamlin is the Executive Vice President of Newbuilding and Global Strategic Sourcing of the Company. He has previously served the Company as Executive Vice President of Fleet Operations. Prior to joining us in June 2004, Mr. Hamlin served as President of the America Region of APL Limited, which is part of the NOL Group based in Oakland, California. He also served as President of North American Operations, and Vice President of Operations for the America Region. Prior to joining APL, Mr. Hamlin held positions with Sea-Land, United States Line and other marine organizations. Mr. Hamlin has over 25 years of marine and logistics experience. Mr. Hamlin attended the University of Maine in Orono.
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
Daniel S. Farkas is the Senior Vice President and General Counsel of the Company who joined us in January 2004. He previously held the positions of Vice President and Assistant General Counsel and prior to that was our Assistant General Counsel. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami Dade County, Florida. Mr.

Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.
Dana Bean is the Secretary of the Company. She is a corporate administrator employed by Coson Corporate Services Limited. Wendell M. Hollis is the Resident Representative of the Company. He is a Partner of Cox Hallett Wilkinson.
Compensation of directors and executive officers
The aggregate cash compensation paid to our directors and executive officers for the year ended December 31, 2007 was $9.5 million.
Share option scheme for shares of Star Cruises Limited
Share options have been granted to certain directors of Star Cruises Limited and employees of Star Cruises Limited under the Star Cruises Limited Employees Share Option Scheme for Executives adopted by Star Cruises Limited on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited (the “Pre-listing Employee Share Option Scheme”) and the share option scheme adopted by Star Cruises Limited on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002) (the “Post-listing Employee Share Option Scheme”) entitling them to subscribe for ordinary shares of Star Cruises Limited.
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
On December 28, 2006, Star Cruises Limited completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options were adjusted accordingly. As of December 31, 2007, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 519,170 at an exercise price of $0.40 per share and $50,364,470 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 1,687,305 granted to directors and executive officers, respectively. Such amounts exclude outstanding share options granted to Tan Sri Lim. At December 31, 2007, he had outstanding share options under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme of 4,542,734 and 4,218,261, respectively.

Incentive Bonus Plans, qualified and non-qualified benefit plans
Incentive Bonus Plans. We maintain annual and long-term incentive bonus plans for our senior executives and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period. Company performance criteria include attainment of EBITDA and revenue targets, and the attainment of other strategic objectives.
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
Supplemental Executive Retirement Plan. We also maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the Plan and the 401(k) Plan. We record an expense for amounts credited to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the Code.
Supplemental Senior Executive Retirement Plan. We maintain a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2006 and 2007 of approximately $8.6 million and $9.5 million, respectively, with respect to the SSERP Plan in our balance sheet. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.
We recorded expenses related to the above described defined contribution plans and SSERP Plan of approximately $3.2 million, $1.6 million and $4.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. No amounts were contributed under the SERP Plan or SSERP Plan by us as of December 31, 2005, 2006 and 2007 as the SERP Plan and SSERP Plans are unfunded.
Board practices
Terms of directors and executive officers
At the time of filing of this annual report, all of our current directors serve until re-elected or their successors are appointed at our annual general meeting. Currently, two committees have been established by our Board of Directors: the Audit Committee and the Compensation Committee.
The Audit Committee is responsible for overseeing our accounting, auditing and financial reporting processes, including the appointment of our independent auditor, determination of its compensation and oversight of its work. At the time of filing of this annual report, Mr. Revell is the chair of, and he, and

Mr. Martinez serve on our Audit Committee. The Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations.
The Compensation Committee of our Board of Directors evaluates our CEO’s and CFO’s performance and, based on such evaluation, recommends to the Board the compensation of our CEO and CFO. The Compensation Committee also reviews and makes recommendations to the Board regarding compensation of our Executive Vice Presidents and our Board Members. The Compensation Committee also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). At the time of filing of this annual report, Tan Sri Lim, Marc Rowan and Steve Martinez serve on our compensation committee.
Our executive officers have employment agreements with us that provide for benefits upon termination of employment by us without cause, by the executive for good reason (and in some cases, without good reason) and in connection with a change in control. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors.
Employees
The following table shows the divisional allocation of our employees as of December 31, 2005, 2006 and 2007.

	December 31,
	2005	2006	2007
Shipboard (1)	10,088	12,145	12,115
Shoreside	1,860	2,052	2,175

Total	11,948	14,197	14,290

(1)	Does not include crew members that were on leave as of the respective dates.
We refer you to “Item 3—Key Information—Risk factors—Risks relating to our business” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.
Share Ownership
Item 7. Major Shareholders and Related Party Transactions
Major shareholders
On January 7, 2008, Apollo became the owners of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises Limited. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary shares from Apollo for $250 million. Prior to the transactions, Star Cruises Limited owned 100% of our ordinary shares. As of March 1, 2008, our principal shareholders are:

Shareholder	Number of Shares(4)	Percentage Ownership
Star Cruises Limited(1)	10,000,000	50.0%

Apollo (2)	7,500,000	37.5%

TPG (3)	2,500,000	12.5%

(1)	Star Cruises Limited owns our ordinary shares indirectly through Star NCLC Holdings Ltd, a wholly-owned subsidiary.

(2)	Apollo affiliates, NCL Investment Ltd. and NCL Investment II Ltd. own 2,645,036 ordinary shares and 4,854,964 ordinary shares, respectively.

(3)	TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P., own 1,864,309 ordinary shares, 548,684 ordinary shares and 87,007 ordinary shares, respectively.

(4)	On November 12, 2007, Star Cruises Limited and our board approved a share split. At December 31, 2007 we had 25,000,000 authorized and 10,000,000 ordinary shares with par value $.0012 per share issued and outstanding, retrospectively restated.
Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Star Cruises Limited and NCL Investment Ltd. (the “Shareholders’ Agreement”), Star Cruises Limited, subject to certain consent rights, has granted to Apollo the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008) along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements. Each TPG affiliate purchasing ordinary shares is considered a permitted transferee of Apollo and all ordinary shares purchased by TPG are deemed owned by Apollo under the Shareholders’ Agreement. We refer you to “Related party transactions” below, for more details on the Shareholders’ Agreement.
As of March 1, 2008, the principal shareholders of Star Cruises Limited are:

Percentage Ownership in Star
Shareholder	Cruises Limited
GHL (1)	33.82%
RWB (2)	19.30%

(1)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.

(2)	RWB is a Malaysian company listed on Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.
As a result, an aggregate of approximately 53% of Star Cruises Limited’s outstanding shares is owned by RWB and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of March 1, 2008.
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
In addition, we transferred six of our ships, Norwegian Crown, Norwegian Dream, Norwegian Majesty, Norwegian Sea, Marco Polo and Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million along with their $403.2 million of secured indebtedness. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount. After the transfer, we entered into arrangements with Star Cruises Limited to charter-in these six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements provide us with greater flexibility in removing older ships from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time. We believe that our arrangements with Star Cruises Limited are on terms substantially the same as arms-length transactions. We currently have three ships under the charter agreements, Norwegian Majesty, Norwegian Dream and Marco Polo. In March 2008, the charter agreement for Marco Polo will expire and we no longer operate under the Orient Lines’ brand name. In November, 2008 we will return Norwegian Dream.
The amounts payable by us annually to Star Cruises Limited for the three charters are set forth under “Item 5—Operating and Financial Review and Prospects—Contractual obligations” above, within the line item “Ship Charter Obligations.”
Transactions with Star Cruises Limited, Apollo and TPG
Amounts due from Star Cruises Limited at December 31, 2006 and 2007 of $5.0 million and $0.2 million, respectively, are non-interest bearing and represent short-term intercompany transactions.
For the years ended December 31, 2005 and 2006, we recorded legal and other costs in the amounts of $10.1 million and $0.2 million respectively, all of which was reimbursed to us by Star Cruises Limited. For the year ended December 31, 2007, we received $3.7 million reimbursed to us by Star Cruises Limited for ship-related costs.
In 2006, we transferred the Orient Lines’ tradename to Star Cruises Limited for $16.0 million and recognized an impairment loss of $8.0 million. The proceeds received from this transfer in excess of the net book value of the Orient Lines’ tradename have been recorded as a capital contribution from Star Cruises Limited in our consolidated statement of changes in shareholder’s equity for the year ended December 31, 2006. During 2006, we also received a $200.0 million capital contribution from Star Cruises Limited.
On January 7, 2008, Apollo became the owners of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises Limited. The net proceeds of the equity investment are being used to repay existing indebtedness and will be available for general corporate purposes. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary shares from Apollo for $250 million.
In connection with the transactions described above, we entered into a reimbursement and distribution agreement, a shareholders’ agreement and subscription agreement, each of which are described below.
The Reimbursement and Distribution Agreement
On August 17, 2007, Star Cruises Limited, NCL Investment Ltd. and we entered into a reimbursement and distribution agreement (the “Reimbursement and Distribution Agreement”) which sets out arrangements in relation to the business of NCLA (the “NCLA Business”). The Reimbursement and Distribution Agreement became effective on January 7, 2008.
The main purpose of the agreement is to allow for time to assess the viability of the NCLA Business after certain structural and operational changes have been implemented.
As part of the Reimbursement and Distribution Agreement, Star Cruises Limited had agreed to subsidize certain cash losses of NCLA and NCL Investment Ltd. had agreed to jointly evaluate with Star Cruises Limited the business operations of NCLA before making a decision as to whether or not to continue the NCLA Business.
On February 11, 2008 we announced the withdrawal of Pride of Aloha from the Hawaii market effective May 11, 2008. The ship is being transferred to Star Cruises and will be reflagged and deployed in Asia in the summer of 2008. The remaining year-round ship in Hawaii will be the Pride of America.
As a result of the decision to withdraw Pride of Aloha from the Hawaii market and pursuant to the terms of the Reimbursement and Distribution Agreement, Star Cruises Limited is liable for certain cash losses of NCLA and is also liable for certain expenses following the transfer of Pride of Aloha to Star Cruises Limited through December 31, 2008. Reimbursement by Star Cruises Limited of these losses and expenses shall not exceed $85 million. In addition to transferring Pride of Aloha to Star Cruises Limited, we expect to pay Star Cruises Limited approximately $197 million in connection with Pride of America.
We anticipate funding any payments to Star Cruises Limited under the Reimbursement and Distribution Agreement by the use of funds generated from the incurrence of additional indebtedness from existing or new debt facilities.
The Shareholders’ Agreement
On August 17, 2007 we, NCL Investment Ltd. and Star Cruises Limited entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of Apollo and Star Cruises Limited as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008), a wholly-owned subsidiary of Star Cruises Limited, along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements.
Apollo and Star Cruises Limited are entitled to appoint three and two members to our Board of Directors, respectively. Pursuant to a separate agreement between Apollo and TPG, TPG shall be entitled to designate a non-voting observer who is permitted to attend meetings of our Board of Directors.
Subject to Star Cruises Limited’s consent rights as described below, Apollo has the right to vote the shares held by Star Cruises Limited. In the event that the ratio of the aggregate holding of equity securities of Apollo (and certain of their permitted transferees) to the holding of equity securities of Star Cruises Limited (and certain of their permitted transferees, including TPG) falls below 0.6, these rights will cease.
Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Star Cruises Limited, which include, among others, the following:
•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200 million;

•	the primary issuance by us of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	subject to limited exceptions, the issuance by us of equity securities in a private offering to third parties;

•	any capital expenditures with the aggregate amount exceeding $20 million;

•	declaring or paying any non-pro rata dividends or distributions;

•	any changes to our memorandum of association or bye-laws.
Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, at any time after 24 months from January 7, 2008, Apollo and Star Cruises Limited will have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from US federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Following an initial public offering, TPG also has certain registration rights.
Unless a Qualified Public Offering has occurred whereby Apollo sells any of its shares or any initial public offering of our primary ordinary shares has occurred to which Star Cruises Limited has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that Apollo shall first offer Star Cruises Limited the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.
Our shareholders and we are also parties to a United States Tax Agreement in which certain tax matters are addressed.
We refer you to our consolidated financial statements Note 5, “Related Party Disclosures” on page F-16, for a further discussion of our related party transactions and Note 12 “Subsequent Events” on page F-25.
The Subscription Agreement
On August 17, 2007, Star Cruises Limited, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1 billion equity investment by, and issuance of shares, to NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.
Under the Subscription Agreement, we and Star Cruises Limited have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Star Cruises Limited have also indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Star Cruises Limited and NCL Investment Ltd. Both NCL Investment Ltd.’s and Star Cruises Limited’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth in the following. In addition, Star Cruises Limited is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Star Cruises Limited had actual knowledge on such date. Star Cruises Limited’s indemnity obligations relating to undisclosed liabilities shall not exceed $20 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.
Star Cruises Limited may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by issuing additional ordinary shares of the Company to NCL Investment Ltd.
Item 8. Financial Information
We refer you to Item 18—Financial Statements beginning on page F-2.
Legal proceedings
Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court’s grant of our motion for summary judgment was reversed in part on appeal and remanded for trial. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign-flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ii)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court. We have fulfilled our obligations under the settlement agreement. The satisfaction of the settlement did not have a material impact on our financial position, results of operations or cash flows.

(iii)	In May 2003, an explosion in the boiler room onboard Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident have been resolved. The National Transportation Safety Board has concluded its investigation and issued its final report and the incident remains under criminal investigation by the United States Attorney’s Office for the Southern District of Florida through an impaneled grand jury proceeding. We are cooperating with this investigation.

(iv)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(v)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. The seven former employees joined the action as Plaintiff-Intervenors. The case has been set for trial in the United States District Court for the District of Hawaii on May 6, 2008. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vii)	In 2008, several proposed class action suits were filed in the U.S. District Court for the Southern District of Florida alleging violations of the Sherman Antitrust Act and the Florida Deceptive and Unfair Trade Practices Act stemming from the Company’s implementation of a passenger fuel supplement. We believe that we have meritorious defenses to these claims and accordingly, are defending vigorously this action.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2007, we had accrued amounts of approximately $6.6 million for the above pending legal matters.

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
Item 9. Offer and Listing Details
Not applicable.
Item 10. Additional Information
General
We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 34678. We were incorporated on December 15, 2003 under the name NCL Holdings, Ltd. which was changed to NCL Corporation Ltd. on March 26, 2004. We have a general corporate purpose. We are owned by Star Cruises Limited, Apollo and TPG, holding 50.0%, 37.5 % and 12.5% of our issued ordinary shares, respectively.
Share capital
All of our issued and outstanding ordinary shares are fully paid. Subject to our bye-laws and to any resolution of our shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Holders of ordinary shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of holders of ordinary shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of ordinary shares require approval by a simple majority of votes cast at a meeting at which a quorum is present and in the case of an equality of votes, the resolution will fail.
In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share equally and ratably in our surplus assets, if any, remaining after the payment of all of our debts and liabilities. If we are wound up, the liquidator may, with the sanction of a resolution of our shareholders, divide amongst our shareholders all or any part of our assets and determine how such division shall be carried out as between our shareholders or different classes of shareholders.
Dividend rights
Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). Under our bye-laws, each ordinary share is entitled to dividends if and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents.
Variation of shareholder rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to ordinary shares will not be deemed to vary the rights attached to ordinary shares.
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
In addition, the Board of Directors are required to refuse to register a transfer unless all applicable consents have been obtained. As a matter of Bermuda law, a transfer of shares will require prior approval from the Bermuda Monetary Authority. Subject to these restrictions, a holder of ordinary shares may transfer the title to all or any of his or her or its ordinary shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other form as the Board of Directors may accept. The instrument of transfer must be signed by both the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.
Meetings of shareholders
Our bye-laws provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the written resolution of our shareholders, except that the removal of directors and auditors cannot be done by written resolution. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. The notice requirement for general meetings is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders present, in person or by proxy, and representing in excess of 50% of the total issued voting shares.
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
Election and removal of directors
Our bye-laws provide that our Board of Directors shall consist of not less than five directors. Our bye-laws do not provide for cumulative voting in the election of directors. Subject to the provisions of our bye-laws, the shareholders by resolution may determine such other minimum or maximum numbers of directors.
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
Material contracts
On September 7, 2006, we entered into a contract with Aker Yards S.A. to build a 4,200-berth ship, F3 One, for 735.0 million Euro ($1,072.4 million as of December 31, 2007), including an allowance for buyer’s items. Pursuant to subsequent modification agreements, the contract price was increased to 755.9 million Euro ($1,102.9 million as of December 31, 2007). The ship is anticipated to be delivered in the first quarter of 2010.
On September 7, 2006, we entered into a contract with Aker Yards S.A. to build a 4,200-berth ship, F3 Two, for 735.0 million Euro ($1,072.4 million as of December 31, 2007), including an allowance for buyer’s items. Pursuant to subsequent modification agreements, the contract price was increased to 779.1 million Euro ($1,136.8 million as of December 31, 2007). The ship is anticipated to be delivered in the third quarter of 2010.
On September 22, 2006, we signed a loan agreement with BNP Paribas, as agent for BNP Paribas, Calyon, HSBC France and Societe Generale, allowing us to borrow up to 80% of the contract price with allowance for change orders of F3 One upon its delivery date, or up to 662.9 million Euro ($967.2 million as of December 31, 2007). We expect to make payments due during construction from cash flows from operations and borrowings under our revolving credit facilities.
On September 22, 2006, we signed a loan agreement with BNP Paribas, as agent for BNP Paribas, Calyon, HSBC France and Societe Generale, allowing us to borrow up to 80% of the contract price with an allowance for change orders of F3 Two upon its delivery date, or up to 662.9 million Euro ($967.2 million as of December 31, 2007). We expect to make payments due during construction from cash flows from operations and borrowings under our revolving credit facilities.
Both of the above described financings are term loans, each collateralized by the respective ship and are repayable in 24 semi-annual installments, commencing six months from the relevant ship’s delivery date, through 2022. The financing for F3 One is denominated in U.S. dollars bearing a fixed interest rate of

6.05% and the financing for F3 Two is denominated in Euros bearing a fixed interest rate of 4.89%. Under the terms of each loan agreement, we have the ability to cancel the financing up to 60 days prior to the delivery date for the ship.
On November 27, 2006, we entered into a 146-month lease agreement commencing December 1, 2006 with Hines Reit Airport Corporate Center LLC with respect to our Miami corporate headquarters, which lease provides for 233,000 rentable square feet.
On December 22, 2006, we entered into a $610.0 million senior secured revolving credit facility with DnB NOR Bank ASA, as agent for DnB NOR Bank ASA, Citibank N.A., Commerzbank Aktiengesellschaft, KfW, Norddeutsche Landesbank Girozentrale, and Nordea Bank Norge ASA. The facility refinanced two existing loans collateralized by Norwegian Dawn and Norwegian Sun and provides additional borrowing capacity for general corporate purposes. The facility is available in two tranches of $510 million and $100 million, each having a condition precedent of $200 million in equity being raised by us. The facility has no amortization for the first 36 months, bears interest at LIBOR plus a margin of 150 basis points at December 31, 2006 and 2007 (which margin is subject to certain adjustments) and matures in 2013. In January, 2008, as a result of the equity investment by Apollo, our availability under the $610 million revolving credit facility increased by $100 million to the full $610 million (we refer you to “Item 7—Major Shareholders and Related Party Transactions” for more information on the material contracts entered into in connection with the equity investment by Apollo and the related transactions).
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.
This annual report does not include an attestation report of our independent registered certified public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.
Item 16. Reserved

Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Walter L. Revell qualifies as an “audit committee financial expert” and is independent within the meaning of the rules, of the New York Stock Exchange (a national securities exchange registered pursuant to Section 6 of the Exchange Act).
Item 16B. Code of Ethics
Our code of conduct and ethics as defined in Item 16B of Form 20-F, is applicable to all of our directors, officers and employees, and is publicly available on our website at www.ncl.com.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the fees incurred by us for services provided to us by our principal accounting firm, PricewaterhouseCoopers LLP, during the years ended December 31, 2006 and 2007.

	Total Fees
	For the years ended December 31,
	2006	2007
	(in thousands of dollars)
Fees
Audit fees	$1,025	$973
Audit related fees	37	37
Tax fees	145	73
All other fees	2	2

Total	$1,209	$1,085

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements and other statutory audit reports. The 2006 audit fees were increased by approximately $152,000 from what was reported in our Form 20-F for the year ended December 31, 2006 because these fees were approved after the filing of the 2006 Form 20-F.
Audit-related fees in 2006 and 2007 are in connection with the audit of our employee benefit plan.
Tax fees in 2006 and 2007 were in connection with tax return preparation and other tax services related to United States and foreign jurisdictions.
All Other Fees for 2006 and 2007 related to the PricewaterhouseCoopers LLP annual on-line subscription research tool.
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
Item 18. Financial Statements
Reference is made to pages F-1 to F-29 of this annual report.
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
CLIA. Cruise Lines International Association, a marketing and training organization formed in 1975 to promote cruising. CLIA is composed of 24 of the major North American cruise lines, including NCL, which together represent 97% of the cruise capacity marketed from North America as of December 31, 2007.
Single-day cruises. Cruises which do not enter a foreign port and vary in length from one night to several nights.
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

NCL Corporation Ltd.
By:	/s/ Kevin M. Sheehan
Name:	Kevin M. Sheehan
Title:	Executive Vice President and Chief Financial Officer

Date: March 12, 2008

Exhibit
number	Description of exhibit

1.1	Memorandum of Association of NCL Corporation Ltd.*

1.2	Bye-Laws of NCL Corporation Ltd.*

2.1	Indenture, dated July 15, 2004, between NCL Corporation Ltd. and JPMorgan Chase Bank, N.A., as Indenture Trustee with respect to $250 million 10 5/8% Senior Notes due 2014.*

4.1	$626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended by four supplemental agreements, among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.2	Fifth Supplemental Deed, dated as of 30 September 2005, to $626.9 million Syndicated Term Loan, among Norwegian Dawn Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.3	$225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, among Norwegian Sun Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.4	Second Supplemental Deed, dated as of 30 September 2005, to $225.0 million Norwegian Sun Loan, among Norwegian Sun Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.5	Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.6	Supplemental Amendments, to Euro 298.0 million Pride of America Loans, among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.7	$800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, among NCL Corporation Ltd. and a syndicate of international banks.*

4.8	Supplemental Deed, dated as of 30 September 2005, to $800.0 million Senior Secured Credit Facility, among Norwegian Star Limited, Norwegian Spirit Ltd., Pride of Aloha, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.9	Facility Agreement, dated as of 23 September 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks.**

4.10	Euro 334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.11	Supplemental Deed, dated as of 30 September 2005, to Euro 334.1 million Norwegian Jewel Loan, among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.12	Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, among Pride of Hawai’i, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.13	Second Supplemental Deed, dated as of 30 September 2005, to Euro 308.1 million Pride of Hawai’i Loan, among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.14	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank.*

Exhibit
number	Description of exhibit

4.15	Bareboat Charter Agreement, dated April 20, 2004, between Crown Odyssey Limited and NCL (Bahamas) Ltd.*+

4.16	Bareboat Charter Agreement, dated April 20, 2004, between Crown Wind Limited and NCL (Bahamas) Ltd.*+

4.17	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Dream Limited and NCL (Bahamas) Ltd.*+

4.18	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Voyager Limited and NCL (Bahamas) Ltd.*+

4.19	Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, between Ship Holding LLC and Lloyd Werft Bremerhaven GmbH, as amended by addendum No. 1 dated March 7, 2003, addendum No. 2 dated March 14, 2003 and addendum No. 3 dated July 1, 2004.*+

4.20	Shipbuilding Contract for Hull No. 667, dated September 15, 2003, between Arrasas Limited and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated March 25, 2004.*+

4.21	Shipbuilding Contract for Hull No. 668, dated September 15, 2003, between Arrasas Limited, Pride of Hawai’i, Inc. and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated April 13, 2004.*+

4.22	Shipbuilding Contract for Hull No. S669, dated December 24, 2004, between Hull 669 Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.23	Shipbuilding Contract for Hull No. S670, dated May 3, 2005, between Newbuild Holding, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.24	Up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks.**

4.25	Sixth Supplemental Deed, dated November 13, 2006, to $626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended, by and among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.26	Third Supplemental Deed, dated November 13, 2006, to $225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, by and among Norwegian Sun Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.***+

4.27	Seventh Supplemental Deed to Euro 258.0 million Pride of America Loans and Sixth Supplemental Deed to Euro 40.0 million Pride of America Loans, both dated November 13, 2006, to Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, and amended and restated by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.28	Second Supplemental Deed, dated November 13, 2006, to $800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, as amended, by and among NCL Corporation Ltd., Norwegian Star Limited, Norwegian Spirit, Ltd., Pride of Aloha, Inc., and a syndicate of international banks. ***+

4.29	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks. ***+

4.30	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among

Exhibit
number	Description of exhibit

Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.31	Third Supplemental Deed, dated November 13, 2006, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.32	First Supplemental Deed, dated November 13, 2006, to up to Euro 624.0 million Revolving Loan Facility Gem/Pearl Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks. ***+

4.33	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 One, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull C33 at Aker Yards S.A. ***+

4.34	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A. ***+

4.35	$610.0 million Revolving Credit Facility, dated December 22, 2006, by and between NCL Corporation Ltd. and a syndicate of international banks for the refinancing of m.v. Norwegian Sun and m.v. Norwegian Dawn vessels (amongst other matters). ***+

4.36	Amendment Agreement, dated September 1, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Crown Odyssey Limited and NCL (Bahamas) Ltd. ***+

4.37	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Crown Wind Limited and NCL (Bahamas) Ltd. ***+

4.38	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Dream Limited and NCL (Bahamas) Ltd. ***+

4.39	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Voyager Limited and NCL (Bahamas) Ltd. ***+

4.40	Addendum No. 4, dated April 28, 2005, Addendum No. 5, dated June 7, 2005, and Addendum No. 6, dated June 25, 2005, to Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, by and between Pride of America Ship Holding, Inc. and Lloyd Werft Bremerhaven GmbH. ***+

4.41	Addendum, dated February 14, 2006, and Addendum No. 3, dated April 19, 2006, to Shipbuilding Contract for Hull No. 668, dated September 15, 2003, by and among, Arrasas Limited, Pride of Hawai’i, Inc. and Jos. L. Meyer GmbH. ***+

4.42	Addendum No. 1, dated February 14, 2006, to Shipbuilding Contract for Hull No. S669, dated December 24, 2004, by and among Norwegian Pearl, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.***

4.43	Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A., and Agreement on a Modification (“AOM”) No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006. ***+

4.44	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006. ***+

Exhibit
number	Description of exhibit

4.45	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A.***+

4.46	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006.***+

4.47	Amended and Restated Bye-Laws of NCL Corporation Ltd. dated January 7, 2008.

4.48	Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.

4.49	Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.

4.50	Subscription Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.

4.51	Joinder, dated January 8, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among the Company and TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P.

4.52	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among the Company and Star NCLC Holdings Ltd.

4.53	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among the Company and NCL Investment II Ltd.

4.54	Third Supplemental Deed, dated December 21, 2007, to $800.0 million Secured Loan Facility Agreement, dated as of July 7, 2004, as amended, by and among NCL Corporation Ltd., Norwegian Spirit, Ltd., Norwegian Star Limited, Pride of Aloha, Inc. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Spirit, Ltd., Norwegian Star Limited and Pride of Aloha, Inc. ++

4.55	Second Supplemental Deed, dated December 21, 2007, to Euro 624.0 million Revolving Loan Facility Gem/Pearl Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. ++

4.56	First Supplemental Deed, dated December 21, 2007, to $610.0 million Revolving Loan Facility Agreement, dated as of December 22, 2006, as amended, by and among, NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks and related amended and restated Guarantees by Norwegian Sun Limited and Norwegian Dawn Limited. ++

4.57	Fourth Supplemental Deed, dated December 21, 2007, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantee by NCL Corporation Ltd. ++

4.58	Eighth Supplemental Deed to Euro 258.0 million Pride of America Loan and Seventh Supplemental Deed to Euro 40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated December 21, 2007, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. ++

4.59	Fourth Supplemental Deed, dated December 21, 2007, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

Exhibit
number	Description of exhibit

4.60	Fifth Supplemental Deed, dated February 10, 2008, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks. ++

4.61	Third Supplemental Deed, dated December 21, 2007, to Facility Agreement, dated as of September 23, 2005, as amended, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks. ++

4.62	First Supplemental Deed, dated December 21, 2007, to Euro 662.9 million F3 One Loan, dated as of September 22, 2006, as amended, by and among F3 One, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

4.63	First Supplemental Deed, dated December 21, 2007, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

4.64	Amendment No. 1, dated December 1, 2006, Amendment No. 2, dated March 20, 2007, Amendment No. 3, dated July 31, 2007, and Amendment No. 4, dated December 10, 2007, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. +

4.65	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A. ++

4.66	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. ++

4.67	Agreement on a Modification (“AOM”) No. 5, dated November 6, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A. ++

4.68	AOM No. 5, dated November 11, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. ++

8.1	List of subsidiaries of NCL Corporation Ltd.*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-4 (File No. 333-128780).

**	Incorporated herein by reference to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780).

***	Incorporated herein by reference to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780).

+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

NCL Corporation Ltd.
Index to Consolidated Financial Statements

Page(s)
Report of Independent Registered Certified Public Accounting Firm	F-1

Consolidated Financial Statements

Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-4

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2005, 2006 and 2007	F-5

Notes to the Consolidated Financial Statements	F-7 to F-29

Report of Independent Registered Certified Public Accounting Firm
To the Board of Directors and Shareholders of NCL Corporation Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholder’s equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
Miami, Florida
February 22, 2008 except as to
Note 12 (c), for which the date is March 10, 2008

NCL Corporation Ltd.
Consolidated Statements of Operations
(in thousands of dollars)

	Years Ended December 31,
	2005	2006	2007
Revenues
Passenger ticket revenues	$1,194,461	$1,438,996	$1,571,772
Onboard and other revenues	435,262	537,313	601,043

Total revenues	1,629,723	1,976,309	2,172,815

Cruise operating expenses
Commissions, transportation and other	328,899	425,648	430,670
Onboard and other	141,957	186,240	204,768
Payroll and related	323,621	412,943	436,843
Fuel	119,412	164,530	193,173
Food	94,105	102,324	120,633
Ship charter costs	28,603	26,226	20,384
Other operating	211,929	249,471	286,469

Total cruise operating expenses	1,248,526	1,567,382	1,692,940

Marketing, general and administrative expenses	225,240	249,250	287,093
Depreciation and amortization expenses	85,615	119,097	148,003
Impairment loss	—	8,000	2,565

Total operating expenses	1,559,381	1,943,729	2,130,601

Operating income	70,342	32,580	42,214

Non-operating (income) expenses
Interest income	(4,803)	(3,392)	(1,384)
Interest expense, net of capitalized interest	87,006	136,478	175,409
Other (income) expenses, net	(28,096)	30,393	95,151

Total non-operating expenses	54,107	163,479	269,176

Net income (loss)	$16,235	$(130,899)	$(226,962)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
(in thousands of dollars, except share data)

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$63,530	$40,291
Restricted cash	1,226	1,375
Accounts receivable, net	10,244	8,173
Amount due from Star Cruises Limited	5,033	235
Consumable inventories	33,392	41,997
Prepaid expenses and other	24,211	27,353

Total current assets	137,636	119,424

Property and equipment, net	3,816,292	4,243,872
Restricted cash	1,650	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	65,928

Total assets	$4,629,624	$5,033,698

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$154,638	$191,172
Accounts payable	116,947	88,715
Accrued expenses and other liabilities	181,821	202,794
Advance ticket sales	314,050	332,802

Total current liabilities	767,456	815,483

Long-term debt	2,405,357	2,977,888
Other long-term liabilities	1,744	4,801

Total liabilities	3,174,557	3,798,172

Commitments and contingencies (Note 9)

Shareholder’s equity
Ordinary shares, $.0012 par value; 25,000,000 shares authorized; 10,000,000 shares issued and outstanding (Note 2)	12	12
Additional paid-in capital	1,711,114	1,715,718
Accumulated other comprehensive (loss) income	(1,516)	1,301
Accumulated deficit	(254,543)	(481,505)

Total shareholder’s equity	1,455,067	1,235,526

Total liabilities and shareholder’s equity	$4,629,624	$5,033,698

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(in thousands of dollars)

	Years Ended December 31,
	2005	2006	2007
Cash flows from operating activities
Net income (loss)	$16,235	$(130,899)	$(226,962)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expenses	85,615	119,097	148,003
Impairment loss	—	8,000	2,565
(Gain) loss on translation of debt	(29,418)	35,122	92,024
Other	3,359	1,347	843
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(885)	1,447	2,071
Increase in consumable inventories	(10,732)	(3,932)	(8,605)
(Increase) decrease in prepaid expenses and other assets	(1,300)	(535)	8,013
Increase (decrease) in accounts payable	3,128	43,944	(28,232)
Increase in accrued expenses and other liabilities	20,263	36,507	27,859
Increase in advance ticket sales	50,563	37,406	18,752

Net cash provided by operating activities	136,828	147,504	36,331

Cash flows from investing activities
Capital expenditures	(658,795)	(809,403)	(582,837)
(Increase) decrease in restricted cash	(19,514)	45,158	(181)
Proceeds received for transfer of tradename to Star Cruises Limited	—	8,000	—
Proceeds from sale of asset	—	—	1,440

Net cash used in investing activities	(678,309)	(756,245)	(581,578)

Cash flows from financing activities
Principal repayments on long-term debt	(280,440)	(809,740)	(323,464)
Proceeds from debt	715,696	1,219,557	839,925
Proceeds from Star Cruises Limited	1,868	4,151	8,454
Contribution from Star Cruises Limited	461	208,000	—
Payment of loan arrangement fees	(8,112)	(10,113)	(2,907)

Net cash provided by financing activities	429,473	611,855	522,008

Net (decrease) increase in cash and cash equivalents	(112,008)	3,114	(23,239)
Cash and cash equivalents at beginning of period	172,424	60,416	63,530

Cash and cash equivalents at end of period	$60,416	$63,530	$40,291

Supplemental disclosures (Note 11)
The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Changes in Shareholder’s Equity
For the Years Ended December 31, 2005, 2006 and 2007
(in thousands of dollars)

				Accumulated
		Additional	Unamortized	other
	Ordinary	paid-in	share option	comprehensive	Accumulated
	shares	capital	expense	(loss) income	deficit	Total
Balance, December 31, 2004	$12	$1,491,623	$(779)	$—	$(139,879)	$1,350,977
Issuance of share options	—	94	(38)	—	—	56
Accretion of share option expense	—	—	224	—	—	224
Adjustments to variable share options	—	64	—	—	—	64
Contribution from Star Cruises Limited (Note 5)	—	10,148	—	—	—	10,148
Net income	—	—	—	—	16,235	16,235

Balance, December 31, 2005	12	1,501,929	(593)	—	(123,644)	1,377,704
Non-cash share-based compensation	—	1,559	—	—	—	1,559
Reclassification of unamortized share option expense	—	(593)	593	—	—	—
Contribution from Star Cruises Limited (Note 5)	—	208,219	—	—	—	208,219
Changes related to cash flow derivative hedges	—	—	—	(1,516)	—	(1,516)
Net loss	—	—	—	—	(130,899)	(130,899)

Balance, December 31, 2006	12	1,711,114	—	(1,516)	(254,543)	1,455,067
Non-cash share-based compensation	—	948	—	—	—	948
Contribution from Star Cruises Limited (Note 5)	—	3,656	—	—	—	3,656
Changes related to cash flow derivative hedges	—	—	—	2,817	—	2,817
Net loss	—	—	—	—	(226,962)	(226,962)

Balance, December 31, 2007	$12	$1,715,718	$—	$1,301	$(481,505)	$1,235,526

On November 12, 2007, Star Cruises Limited and our board approved a share split. At December 31, 2007 we had 25,000,000 authorized and 10,000,000 ordinary shares with par value $.0012 per share issued and outstanding, retrospectively restated.

NCL Corporation Ltd.
Consolidated Statements of Changes in Shareholder’s Equity
For the Years Ended December 31, 2005, 2006 and 2007
(in thousands of dollars) (continued)
Comprehensive income (loss) is as follows (in thousands):

	Years Ended December 31,
	2005	2006	2007
Net income (loss)	$16,235	$(130,899)	$(226,962)
Changes related to cash flow derivative hedges	—	(1,516)	2,817

Total comprehensive income (loss)	$16,235	$(132,415)	$(224,145)

	Changes related to cash flow derivative hedges

Accumulated other comprehensive (loss) at beginning of year	$—	$—	$(1,516)
Current-period change	—	(1,516)	2,817

Accumulated other comprehensive (loss) income at end of year	$—	$(1,516)	$1,301

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
1.	Description of Business and Organization

On December 15, 2003, we were incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited. In connection with our formation, Star Cruises Limited transferred the stock it held in Arrasas Limited (“Arrasas”) to us. This transaction has been accounted for at historical cost since we and Arrasas were under the common control of Star Cruises Limited. The accompanying consolidated financial statements have been prepared as if we were in existence on January 1, 2003. Accordingly, the consolidated statements of changes in shareholder’s equity has been adjusted to reflect this capital structure for all periods presented.

During 2007, we operated three cruise brands, Norwegian Cruise Line, NCL America and Orient Lines. As of December 31, 2007, we operated 13 ships offering cruises in Alaska, Antarctica, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, North Africa and Central and South America and Scandinavia. In March 2008, the charter agreement for Marco Polo will expire and we will no longer operate under the Orient Lines’ brand name.

On January 7, 2008, Apollo became the owners of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to a subscription agreement dated August 17, 2007 among us, Star Cruises Limited and NCL Investment Ltd. (the “Subscription Agreement”) and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises Limited. The net proceeds of the equity investment was approximately $948 million. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary share capital from Apollo (the “TPG Investment”) pursuant to a Master Agreement (we refer you to Note 12 “Subsequent Events”).

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

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $68.3 million, $83.3 million and $90.6 million for the years ended December 31, 2005, 2006 and 2007, respectively.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Cash and Cash Equivalents
Cash and cash equivalents include cash and investments with original maturities of three months or less when purchased.
Restricted Cash
Restricted cash consists of cash collateral in respect of certain agreements.
Accounts Receivable
Accounts receivable are shown net of an allowance of $2.5 million and $2.7 million at December 31, 2006 and 2007, respectively.
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

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Goodwill and Tradenames
Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and tradenames may not be fully recoverable.
We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units in assessing goodwill.
The impairment review of goodwill is based on the expected future cash flows of the ships. The impairment review considers fair value estimated by our guideline method which utilizes market values of companies with similar operations and the transaction approach whereby we estimate fair value based on a recent sale transaction of a similar company.
In 2006, we transferred the Orient Lines’ tradename to Star Cruises Limited for $16.0 million and recognized an impairment loss of $8.0 million. The proceeds received from the transfer in excess of the net book value of the Orient Lines’ tradename have been recorded as a capital contribution from Star Cruises Limited in our consolidated statement of changes in shareholder’s equity for the year ended December 31, 2006.
Consumable Inventories
Consumable inventories mainly consist of provisions and supplies and are carried at the lower of cost determined on a weighted-average basis or net realizable value.
Advertising Costs
Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid supplies and charged to expense as consumed. Television production costs are recorded as prepaid expenses and expensed when the television advertisement is initially run. Advertising costs of approximately $3.8 million and $1.7 million as of December 31, 2006 and 2007, respectively, are included in prepaid expenses and other. Advertising costs totaled $79.1 million, $76.8 million and $86.2 million for the years ended December 31, 2005, 2006 and 2007, respectively.
Insurance
We use a combination of insurance and self-insurance for a number of risks including claims related to crew and passengers, hull and machinery, war risk, workers’ compensation, property damage and general liability. Liabilities associated with certain of these risks, including crew and passenger claims, are estimated based upon known facts, historical trends and a reasonable estimate of future expenses. Certain accruals are based on estimates and while we believe these accruals are adequate, the ultimate amounts incurred may differ from those recorded.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
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

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of accumulated deficit. The adoption of FIN 48 did not have a material impact on our consolidated financial position and results of operations.

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

The following table illustrates the effect on net income for the year ended December 31, 2005 if we had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation (in thousands of dollars):

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

2005
Net income	$16,235
Add:
Total share-based employee compensation expense included in net income	343
Deduct:
Total share-based employee compensation expense determined under fair value method for all awards	(3,524)

Pro forma net income	$13,054

Share Option Plans
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
Total compensation expense recognized under SFAS 123R for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $1.6 million and $0.9 million for the years ended December 31, 2006 and 2007, respectively. The amount in 2006 includes the $0.3 million for the incremental expense due to the modification discussed above.
In January 2000, Star Cruises Limited granted a share option to an executive to purchase 200,000 shares of Star Cruises Limited’s common shares at $2.275 per share under Star Cruises Limited’s Pre-Listing Employee Share Option Scheme. The option vests over a period through 2009. The number of common shares subject to the share option was adjusted for the rights offerings. At December 31, 2007, the executive had a share option to purchase 519,170 shares of Star Cruises Limited’s common shares at a price of $0.40 per share. No further options can be granted under the Pre-Listing Employee Share Option Scheme.
In November 2000, Star Cruises Limited adopted a Post-Listing Employee Share Option Scheme for the employees of Star Cruises Limited and our employees that provides for the granting of stock options in Star Cruises Limited’s common shares. The maximum number of share options available for issue under the Post-Listing Employee Share Option Scheme and options granted under any other schemes of Star Cruises Limited is 132,733,953. The share options are exercisable over a ten-year period from the date the share options are awarded. Fifty percent of the total share options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total share options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Post-Listing Employee Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the share option award along with $1.00 consideration. Generally, options issued under the Post-Listing Employee Share Option Scheme are granted at a price not less than the fair value of the shares on the date of grant.

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
The Post-Listing Employee Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined, in the Post-Listing Share Option Scheme, if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages are equivalent to a percentage of the capital appreciation of the share option, defined as the difference between the market price of the shares on the date of the exercise of the share option and the exercise price of the share option, less the amount of any income taxes paid.
The weighted-average fair value of options granted to employees during the year ended December 31, 2005 was $0.16. The weighted-average fair value of options granted to employees as of the modification date, December 28, 2006, was $0.11. There were no options granted or modified during 2007. The fair value of options on the grant and modification dates was estimated using an extended binomial options pricing model with the following assumptions:

	Years Ended December 31,
	2005	2006
Dividend yield	—	—
Expected share price volatility	40.2%	49.9%
Risk-free interest rate	3.4%	3.7%
Expected option life	10 years	10 years
Expected volatility was based on historical volatility. The risk-free interest rate was based on the Hong Kong government bond rate with a remaining term equal to the expected option life assumed at the date of grant. The expected option life was calculated based on the contractual term of the option, historical exercise experience and the underlying terms of the respective options.
Upon adoption of SFAS 123R, $0.6 million in unamortized share option expense related to awards that had been subject to variable accounting under APB 25 was eliminated against additional paid-in capital for the year ended December 31, 2006.
Segment Reporting
In 2007, we operated under three brand names, Norwegian Cruise Line, NCL America, and Orient Lines. The brands have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided. In March 2008, the charter agreement for Marco Polo will expire and we will no longer operate under the Orient Lines’ brand name.
Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who made reservations in North America. For the years ended December 31, 2005, 2006 and 2007, revenues attributable to North American passengers were approximately 90%, 87% and 86%, respectively.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Financial Instruments
From time to time, we enter into derivative instruments, primarily forward contracts, swaps and options, to reduce our exposure to fluctuations in foreign currency exchange, interest and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting include correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and the effectiveness of the hedge. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in the consolidated statements of operations as a gain or loss in other (income) expenses, net (we refer you to Note 6).
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157, as issued, is effective for financial statements issued for our fiscal year beginning in 2008 and interim periods within that year. However, a FASB Staff Position (“FSP”) was issued which delays the effective date for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). This deferral is to fiscal years beginning after November 15, 2008, and interim periods for items within the scope of the proposed FSP. In February 2008, an FSP was issued to exclude leasing transactions accounted under SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting guidance. We adopted the required provisions of SFAS 157 as of January 1, 2008. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position and results of operations.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007. Although we adopted SFAS 159 as of January 1, 2008, we do not expect to elect the fair value option for any items permitted under SFAS 159.
Share Split
On November 12, 2007, Star Cruises Limited and our board approved a share split. At December 31, 2007 we had 25,000,000 authorized and 10,000,000 ordinary shares with par value $.0012 per share issued and outstanding, retrospectively restated.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
3.	Property and Equipment

Property and equipment at December 31, 2006 and 2007 consists of the following (in thousands of dollars):

	2006	2007
Cruise ships	$3,876,857	$4,469,520
Cruise ships under construction	223,945	178,445
Other property and equipment	115,813	136,024

	4,216,615	4,783,989
Less: accumulated depreciation	(400,323)	(540,117)

Total	$3,816,292	$4,243,872

Depreciation and amortization expense for the years ended December 31, 2005, 2006 and 2007 was $85.6 million, $119.1 million and $148.0 million, respectively. Repairs and maintenance expenses including dry-docking expenses were $57.0 million, $62.6 million and $80.5 million for the years ended December 31, 2005, 2006 and 2007, respectively.
Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs.
Interest costs associated with the construction of the cruise ships are capitalized during the construction period and amounted to $32.2 million, $21.9 million and $18.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.
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

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
4.	Long-Term Debt

Long-term debt as of December 31, 2006 and 2007 consists of the following (in thousands of dollars):

	2006	2007
$300.0 million Senior Secured Term Loan, LIBOR + applicable margin (1.50% and 1.70% at December 31, 2006 and 2007, respectively ), due through 2010	$230,000	$195,000
$500.0 million Senior Secured Revolving Credit Facility, LIBOR + applicable margin (1.50% and 1.70% at December 31, 2006 and 2007, respectively), due 2010	280,000	410,000
$610.0 million Senior Secured Revolving Credit Facility, LIBOR + applicable margin (1.50% at December 31, 2006 and 2007), due through 2013	390,000	490,000
Euro 624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility, EURIBOR + applicable margin (1.2375% at December 31, 2006 and 2007), due through 2019	410,753	880,146
$250.0 million 10 5/8% Senior Notes due through 2014	250,000	250,000
Euro 258.0 million (currently U.S. dollar-denominated) Pride of America Hermes Loan, 5.715%, due through 2017	266,808	241,398
Euro 40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan, 6.595%, due through 2017	40,557	36,694
$334.1 million Norwegian Jewel Loan, 6.1075%, due through 2017	297,239	270,218
Euro 308.1 million Pride of Hawai’i Loan, EURIBOR + 0.75%, due through 2018	378,209	381,713
Other long-term debt	16,429	13,891

	2,559,995	3,169,060
Less: Current portion	(154,638)	(191,172)

	$2,405,357	$2,977,888

In September 2006, we obtained export credit financing for 80% of the contract amount, with an allowance for change orders, of each of the two F3 ships scheduled for delivery in 2010. These financings cannot exceed approximately $967.2 million each, based on the Euro/U.S. dollar exchange rate at December 31, 2007. These financings are term loans each collateralized by the respective ship and are due 12 years from delivery date, through 2022. The financing for the first ship is denominated in U.S. dollars bearing a fixed interest rate of 6.05% and the financing for the second ship is denominated in Euro bearing a fixed interest rate of 4.89%. Under the terms of each loan agreement, we have the ability to cancel the financing up to 60 days prior to the delivery date for the ship.
In December 2006, we entered into a $610.0 million senior secured revolving credit facility. The facility refinanced two existing loans collateralized by Norwegian Dawn and Norwegian Sun and provides additional borrowing capacity for general corporate purposes. The facility is available in two tranches of $510.0 million and $100.0 million. Under the terms of this facility, the availability under the facility increased by $100.0 million to the full $610.0 million after we received more than the required minimum of an additional $200.0 million of equity in January 2008 (we refer you to Note 12 “Subsequent Events”). The facility has no amortization for the first 36 months, bears interest at LIBOR plus a margin of 150 basis points at December 31, 2007 (subject to certain adjustments) and matures in 2013.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2006 and 2007, we had long-term debt denominated in Euro with a balance of $789.0 million and $1.3 billion, respectively. As a result of the translation of these borrowings, we recognized a foreign currency translation gain of $29.4 million, a loss of $35.1 million and a loss of $92.0 for the years ended December 31, 2005, 2006 and 2007, respectively. These amounts were recorded as a component of other expenses, net, in the consolidated statements of operations.

Our availability under our $500.0 million and $610.0 million senior secured revolving credit facilities at December 31, 2007, was $90 million and $20 million, respectively (we refer you to Note 12 “Subsequent Events”).

There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense for the years ended December 31, 2005, 2006 and 2007 was $3.9 million, $5.5 million and $7.0 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of free liquidity, limit our net funded debt-to-capital ratio, and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2006 and 2007. Our ships and substantially all other property are pledged as collateral for our debt.

The following is a schedule of principal repayments of the long-term debt based on the Euro/U.S. dollar exchange rate at December 31, 2007 (in thousands of dollars):

2008	191,172
2009	191,180
2010	741,929
2011	206,434
2012	204,889
We had an accrued interest liability of $35.1 million and $41.4 million at December 31, 2006 and 2007, respectively.

For more on our Debt we refer you to Note 12 “Subsequent Events”.

5.	Related Party Disclosures

In April 2004, Star Cruises Limited completed a reorganization transaction (the “Reorganization”) which included the formation of NCL Corporation Ltd. (we refer you to Note 1). As part of the Reorganization, we transferred six ships to Star Cruises Limited and entered into charter agreements for the six ships with Star Cruises Limited for periods ranging from one to six years. As of December 31, 2007, we have three ships remaining under the charter agreements, Norwegian Majesty, Norwegian Dream and Marco Polo. We are required to return the ships at the end of the term of the charter agreements in the same condition as when the ships were delivered to us at the commencement of the charter term. In March 2008, the charter agreement for Marco Polo will expire and we will no longer operate under the Orient Lines’ brand name.

Amounts due from Star Cruises Limited at December 31, 2006 and 2007 of $5.0 million and $0.2 million, respectively, are non-interest bearing and represent short-term intercompany transactions.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
In 2006, we transferred the Orient Lines’ tradename to Star Cruises Limited for $16.0 million and recognized an impairment loss of $8.0 million. The proceeds received from the transfer in excess of the net book value of the Orient Lines’ tradename have been recorded as a capital contribution from Star Cruises Limited in our consolidated statement of changes in shareholder’s equity for the year ended December 31, 2006. During 2006, we received $208.0 million in capital contributions from Star Cruises Limited including the amount related to the Orient Lines’ tradename.

In addition, for the years ended December 31, 2005 and 2006 we recorded legal and other costs in the amounts of $10.1 million and $0.2 million, respectively, all of which was reimbursed to us by Star Cruises Limited. For the year ended December 31, 2007, we received $3.7 million reimbursed to us by Star Cruises Limited for ship-related costs.

At December 31, 2007, the Lim Family directly and indirectly controls approximately 53% of Star Cruises Limited, which in turn owns 100% of our equity (we refer you to Note 12 “Subsequent Events”).

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

Our exposure under foreign currency contracts, interest rate and fuel hedging agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us. Furthermore, foreign currency forward contracts are denominated in primary currencies.

The following are the fair values and methods used to estimate the fair values of our financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short term maturity of these instruments.

Long-Term Debt

As of December 31, 2006 and 2007, the fair value of our long-term debt, including the current portion, was $2,579.2 million and $3,193.4 million, respectively, which was $19.2 million more and $24.4 million more, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt is estimated based on rates currently available to us for the same or similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Foreign Currency Contracts

As of December 31, 2007, we had foreign currency forward contracts related to Euro-denominated contractual obligations with an aggregate notional amount of $108.8 million maturing through April 2008. We had no contracts as of December 31, 2006. The fair values of our foreign currency forward contracts are estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates primarily relates to the debt being used to finance two ship construction contracts and forecasted transactions. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates. During 2007, we included a $4.6 million gain related to forward contracts in our consolidated statement of operations.

Fuel Swap Agreements

The fair values of our fuel swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2006, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $18.9 million and an unrealized unfavorable fair value of $1.6 million maturing through June 2007. As of December 31, 2007, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $32.1 million and an unrealized favorable fair value of $1.3 million maturing through December 2008.

7.	Employee Benefits and Share Option Plans

Employee Share Option Plans

In November 2000, Star Cruises Limited adopted a “Post-listing Employee Share Option Scheme” (“Share Option Scheme”) for the employees of Star Cruises Limited and our employees that provides for the granting of share options in Star Cruises Limited’s common shares. The share options are exercisable over a ten year period from the date the share options are awarded. Fifty percent of the total share options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total share options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the share option award along with U.S. $1.00 consideration.

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

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
binomial options pricing model was used to estimate the incremental fair value, (i.e., the difference between the fair value of the modified share options and that of the original share options).

As of December 31, 2007, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 519,170 at an exercise price of $0.40 per share and 50,364,470 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 1,687,305 granted to directors and executive officers, respectively.

Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

				Weighted
			Weighted	Average
			Average	Remaining
	Number of	Option	Exercise	Contractual
	Shares	Price	Price	Life	Date
Outstanding at December 31, 2006	50,988,055	$0.21-$0.36	$0.34	5.92	2012-14
Granted	—	—	—	—	—
Forfeited	(623,585)	$0.21-$0.36	$0.34	4.64	2012-14

Outstanding at December 31, 2007	50,364,470	$0.21-$0.36	$0.34	4.92	2012-14

Options exercisable at December 31, 2007	36,831,725	$0.21-$0.36	$0.33

Significant option groups outstanding at December 31, 2007 and related price and life information is as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average	Exercisable	Weighted
	Outstanding at	Average	Remaining	at	Average
	December 31,	Exercise	Contractual	December 31,	Exercise
Exercise Price	2007	Price	Life	2007	Price
$0.36	43,687,964	$0.36	4.66	30,155,219	$0.36
$0.21	6,676,506	$0.21	6.65	6,676,506	$0.21

	50,364,470	$0.34	4.92	36,831,725	$0.33

As of December 31, 2007, the aggregate intrinsic value of options outstanding and exercisable are $425,506 and $586,546, respectively.

As of December 31, 2007, there was $1.8 million of total unrecognized compensation cost related to unvested share options. This cost is expected to be recognized over a weighted-average period of 2.4 years.

The Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined, in the “Share Option Scheme,” if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages is equivalent to a percentage of the capital appreciation of the share option, defined as the difference between the market price of the

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
shares on the date of the exercise of the share option and the exercise price of the share option, less the amount of any income taxes paid.

Benefit Plans

Incentive Bonus Plans. We maintain annual and long-term incentive bonus plans for our senior executives and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period. Company performance criteria include attainment of EBITDA and revenue targets, and the attainment of other strategic objectives.

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

Our contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Approximately $0.10 million, $0.13 million and $0.22 million of the forfeited contributions were utilized in each of the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2006 and 2007, approximately $0.04 million were available to reduce future contributions.

In addition, we maintain an unfunded Supplemental Senior Executive Retirement Plan (“SSERP Plan”), a defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2006 and 2007 of approximately $8.6 million and $9.5 million, respectively, with respect to the SSERP Plan in the accompanying consolidated balance sheets. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.

We recorded expenses related to the above described defined contribution plans and SSERP Plan of approximately $3.2 million, $1.6 million and $4.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. No amounts are required to be or were contributed under the SERP or SSERP Plan by us as of December 31, 2005, 2006 and 2007 as the SERP and SSERP Plans are unfunded.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
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

Deferred tax assets and liabilities that relate to our Norwegian taxes comprised the following at December 31, 2006 and 2007 (in thousands of dollars):

	2006	2007
Deferred tax assets:
Loss carryforwards	$59,560	$62,419
Shares in NCL Cruises Ltd.	56,184	86,258
Pension obligation	589	641
Others	458	369

	116,791	149,687
Valuation allowance	(116,791)	(149,687)

Total net deferred taxes	$—	$—

Due to recently enacted legislation, taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2006 and 2007 are $212.7 million and $222.9 million, respectively.

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

Effective for taxable years beginning after September 24, 2004, the Internal Revenue Service issued final regulations interpreting section 883 of the Code. These final regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages. We recorded an income tax provision of $1.2 million, a benefit of $1.2 million and

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
income tax provision of $0.7 million for the years ended December 31, 2005, 2006 and 2007, respectively (we refer you to Note 12 “Subsequent Events” for changes in tax status due to the Apollo transactions effective January 2008).

Income derived from our U.S. subsidiaries generally is subject to U.S. federal income taxation at graduated rates of up to 39%, after an allowance for deductions. U.S.-source dividends paid by NCL America generally would be subject to a 30% withholding tax.

Deferred tax assets and liabilities that relate to our U.S. subsidiaries are comprised of the following at December 31, 2006 and 2007 (in thousands of dollars):

	2006	2007
Deferred tax assets:
Loss carryforwards	$154,198	229,574
Start-up expenses	12,063	10,641
Disallowed interest	16,975	25,323
Translation loss and other	6,057	18,565
Allowances and accruals	2,678	2,383

Total deferred tax assets	$191,971	$286,486

Deferred tax liabilities:
Deprecation and amortization	(98,991)	(149,172)
Capital leases and other	(401)	(425)

Total deferred tax liabilities	(99,392)	(149,597)

Net deferred tax assets	92,579	136,889
Valuation allowance	(92,579)	(136,889)

Total net deferred taxes	$—	$—

A valuation allowance has been provided against the net deferred tax asset since these operations do not have a history of profitable operations. Therefore, realization of the deferred tax asset can not be assured at this time. We continue to evaluate the realizability of the deferred tax assets and this estimate is subject to change.

Our U.S. subsidiaries have cumulative operating loss carryforwards for federal and state tax purposes of approximately $393.8 million and $586.2 million at December 31, 2006 and 2007, respectively, originally expiring at various times commencing in 2024 (we refer you to Note 12 “Subsequent Events”).
9	Commitments and Contingencies
(a)	Operating leases

We operate principally in leased premises. Rent payable under non-cancelable operating lease commitments, primarily for offices and motor vehicles, was $6.9 million, $9.0 million and $10.6 million for the years ended December 31, 2005, 2006 and 2007, respectively.

At December 31, 2007, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands of dollars):

2008	$6,651
2009	6,208
2010	4,807

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

2011	4,021
2012	3,789

Total	$25,476

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

(b)	Ship charters

We have charter agreements with Star Cruises Limited for ships in connection with the Reorganization (we refer you to Note 5). Charter expenses for these ships were $28.6 million, $26.2 million and $20.4 million for the years ended December 31, 2005, 2006 and 2007, respectively.

At December 31, 2007, remaining charter payments are $12.4 million in 2008 and $4.8 million in 2009.

(c)	Capital expenditures

As of December 31, 2007, we had two ships on order for additional capacity of approximately 8,400 berths with scheduled deliveries in the first and third quarters of 2010. The aggregate cost of the ships under construction and on firm order is approximately $2.4 billion, of which we have paid $0.2 billion based on the Euro/U.S. dollar exchange rate at December 31, 2007. The remaining costs of the ships on order as of December 31, 2007 are exposed to fluctuations in the Euro/U.S. dollar exchange rate at December 31, 2007.

As of December 31, 2007, we anticipate that capital expenditures, including the two ships under construction and on firm order, will be approximately $0.2 billion, $0.4 billion and $2.0 billion for the years ending December 31, 2008, 2009 and 2010, respectively.

(d)	Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court’s grant of our motion for summary judgment was reversed in part on appeal and remanded for trial. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign-flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ii)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court. We have fulfilled our obligations under the settlement agreement. The satisfaction of the settlement did not have a material impact on our financial position, results of operations or cash flows.

(iii)	In May 2003, an explosion in the boiler room onboard Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident have been resolved. The National Transportation Safety Board has concluded its investigation and issued its final report and the incident remains under criminal investigation by the United States Attorney’s Office for the Southern District of Florida through an impaneled grand jury proceeding. We are cooperating with this investigation.

(iv)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(v)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. The seven former employees joined the action as Plaintiff-Intervenors. The case has been set for trial in the United States District Court for the District of Hawaii on May 6, 2008. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vi)	In 2008, several proposed class action suits were filed in the U.S. District Court for the Southern District of Florida alleging violations of the Sherman Antitrust Act and the Florida Deceptive and Unfair Trade Practices Act stemming from the Company’s implementation of a passenger fuel supplement. We believe that we have meritorious defenses to these claims and accordingly, are defending vigorously this action.

(x)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2007, we had accrued amounts of approximately $6.6 million for the above pending legal matters.
(e)	Commitments
We have future commitments to pay for usage of certain port facilities as follows at December 31, 2007 (in thousands of dollars):

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

2008	$7,815
2009	14,085
2010	14,169
2011	13,974
2012	14,500
Thereafter	80,333

Total	$144,876

(f)	Credit Card Processor
As of December 31, 2007 we had a letter of credit facility not to exceed $100 million, which collateralized the risk in processing our credit card sales transactions (we refer you to Note 12 “Subsequent Events”.)
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
10.	Insurance Arbitration Award

In June 2007, we received an arbitration award in connection with a claim brought against our former insurer. Accordingly, we recorded $3.5 million as income in other operating in our consolidated statements of operations.

11.	Supplemental Cash Flow Information

For the years ended 2005, 2006 and 2007 we had interest expense paid of $106.8 million, $139.0 million and $175.9 million, respectively.

For the years ended 2005, 2006 and 2007 we had non-cash investing activities related to capital leases of $10.3 million, $8.4 million and $0.6 million, respectively.

12.	Subsequent Events

(a) Apollo Transactions: On January 7, 2008, Apollo became the owners of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement, described below and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises Limited. The net proceeds of the equity investment (approximately $948 million) have been used to repay existing indebtedness of $900.0 million on our revolving credit facilities and will be available for general corporate purposes.

On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary share capital from Apollo, the TPG Investment pursuant to a Master Agreement. However, each TPG affiliate purchasing ordinary shares is considered a member of Apollo (as defined in the

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
Shareholders’ Agreement) described below and all ordinary shares purchased by TPG are deemed owned by Apollo for all purposes under the Shareholders’ Agreement. In connection with the TPG Investment, TPG signed a joinder to the Shareholders’ Agreement pursuant to which, among other things, TPG agreed that, subject to certain specified limitations, Apollo shall have the right to vote the ordinary shares held by TPG and consent to proposed dispositions of their ordinary shares.

In connection with the transactions described above, we entered into a reimbursement and distribution agreement, a shareholders’ agreement and a subscription agreement each of which are described below.

The Reimbursement and Distribution Agreement

On August 17, 2007 Star Cruises Limited, NCL Investment Ltd. and we entered into a reimbursement and distribution agreement (the “Reimbursement and Distribution Agreement”) which sets out arrangements in relation to the business of NCLA (“the “NCLA Business”). The Reimbursement and Distribution Agreement became effective on January 7, 2008.

The main purpose of the agreement is to allow for time to assess the viability of the NCLA Business after certain structural and operational changes have been implemented.

As part of the Reimbursement and Distribution Agreement, Star Cruises Limited had agreed to subsidize certain cash losses of NCLA and NCL Investment Ltd. had agreed to jointly evaluate with Star Cruises Limited the business operations of NCLA before making a decision as to whether or not to continue the NCLA Business.

We anticipate funding any payments to Star Cruises Limited under the Reimbursement and Distribution Agreement by the use of funds generated from the incurrence of additional indebtedness from existing or new debt facilities.

The Shareholders’ Agreement

On August 17, 2007 we, NCL Investment Ltd. and Star Cruises Limited entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of Apollo and Star Cruises Limited as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008), a wholly-owned subsidiary of Star Cruises Limited, along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements.

Apollo and Star Cruises Limited are entitled to appoint three and two members to our Board of Directors, respectively. Pursuant to a separate agreement between Apollo and TPG, TPG shall be entitled to designate a non-voting observer who is permitted to attend meetings of our Board of Directors.

Subject to Star Cruises Limited’s consent rights as described below, Apollo has the right to vote the shares held by Star Cruises Limited. In the event that the ratio of the aggregate holding of equity securities of Apollo (and certain of their permitted transferees) to the holding of equity securities of Star Cruises Limited (and certain of their permitted transferees, including TPG) falls below 0.6, these rights will cease.

Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Star Cruises Limited, which include, among others, the following:

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
• any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200 million;

• the primary issuance by us of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

• subject to limited exceptions, the issuance by us of equity securities in a private offering to third parties;

• any capital expenditures with the aggregate amount exceeding $20 million;

• declaring or paying any non-pro rata dividends or distributions;

• any changes to our memorandum of association or bye-laws.

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, at any time after 24 months from January 7, 2008, Apollo and Star Cruises Limited will have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from US federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Following an initial public offering, TPG also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby Apollo sell any of their shares or any initial public offering of our primary ordinary shares has occurred to which Star Cruises Limited has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that Apollo shall first offer Star Cruises Limited the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

Our shareholders and we are also parties to a United States Tax Agreement in which certain tax matters are addressed.

The Subscription Agreement

On August 17, 2007, Star Cruises Limited, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1 billion equity investment by, and issuance of shares, to NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Star Cruises Limited have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Star Cruises Limited have also indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Star Cruises Limited and NCL Investment Ltd. Both NCL Investment Ltd.’s and Star Cruises Limited’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth in the following. In addition, Star Cruises Limited is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Star Cruises Limited had actual knowledge on such date. Star Cruises Limited’s indemnity obligations relating to undisclosed liabilities shall not exceed $20 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Star Cruises Limited may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by issuing additional ordinary shares of the Company to NCL Investment Ltd.

(b) Tax considerations: In general, Section 382 of the Internal Revenue Code, or “IRC Section 382”, places annual limitations on the use of net operating loss carryovers in existence at the time of an ownership change. The change in ownership on January 7, 2008 resulted in an IRC Section 382 limitation on the entire amount of the loss carryforwards of the U.S. subsidiaries. The utilization of these loss carryforwards in future years is limited to an annual limitation increased by the amount of any net unrealized built-in gain, or “NUBIG” which is realized during a five year period ending five years after the change in ownership. We estimate the NUBIG on January 7, 2008 will exceed the cumulative net operating loss carryovers.

Effective January 7, 2008, NCL became classified as a partnership for U.S. federal tax purposes (other than for U.S. federal employment and excise tax purposes) and, generally, for state income tax purposes. (For the period from January 1, 2008, until January 7, 2008, NCL was classified as a disregarded entity for U.S. federal tax purposes (other than for U.S. federal employment and excise tax purposes) and, generally, for state income tax purposes.) As a result of NCL’s classification as a partnership for U.S. federal tax purposes, its non-U.S. partners, and not NCL itself, are required to satisfy the Stock Ownership Test or another section 883 stock ownership test. As a partnership with non-U.S. partners, NCL is subject to certain withholding obligations under section 1446, relating to a partnership’s obligation to withhold on certain income that is effectively connected with a U.S. trade or business and that is allocable to any non-U.S. partner. NCL is not required to withhold under section 1446 with respect to income allocable to a partner that is excluded from gross income and is exempt from U.S. federal income tax pursuant to section 883. If section 883 of the Code does not apply to NCL’s non-U.S. partners for the 2008 and future taxable years, they may be subject to U.S. corporate income tax, as described above in respect of NCL for past taxable years.

(c) 10 5/8% Senior Notes and Long-Term Debt: Under the terms of the indenture dated July 15, 2004 between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee, governing our 10 5/8% Senior Notes due 2014 (the “Notes”), the Apollo investment constitutes a “change of control” requiring us, within 30 days of the closing of the investment, to offer to repurchase any and all of the outstanding Notes at a purchase price equal to

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements
101% of the outstanding principal amount of the Notes, together with all accrued but unpaid interest up to but not including the date of repurchase. Accordingly, we offered to repurchase these Notes on February 5, 2008 with expiration of the offer to repurchase on March 7, 2008. During this period, the purchase price of the Notes tendered was $246.6 million paid through a draw down from our available revolving credit facilities.

As a result of the equity investment by Apollo, under the terms of the facility, our availability under the $610 million revolving credit facility increased by $100 million to the full $610 million.

(d) Transfer of Pride of Aloha: On February 11, 2008 we announced the withdrawal of Pride of Aloha from the Hawaii market effective May 11, 2008. The ship is being transferred to Star Cruises and will be reflagged and deployed in Asia in the summer of 2008. The remaining year-round ship in Hawaii will be Pride of America.

As a result of the decision to withdraw Pride of Aloha from the Hawaii market and pursuant to the terms of the Reimbursement and Distribution Agreement, Star Cruises Limited is liable for certain cash losses of NCLA and is also liable for certain expenses following the transfer of Pride of Aloha to Star Cruises Limited through December 31, 2008. Reimbursement by Star Cruises Limited of these losses and expenses shall not exceed $85 million. In addition to transferring Pride of Aloha to Star Cruises Limited, we expect to pay Star Cruises Limited approximately $197 million in connection with Pride of America.

The transfer of Pride of Aloha in May 2008 reduces the pledged collateral on our $800 million senior secured revolving credit/term loan facility. As a result, we will pay down approximately $53.5 million of our $300 million term loan and the amount available under our $500 million revolving credit facility will be lowered by approximately $150.6 million.

(e) Other: Also, as a result of the Apollo transactions and under the terms of a new agreement, we are no longer required to maintain our $100 million letter of credit facility to collateralize the risk in processing certain of our credit card sales transactions. However, if certain covenant restrictions are triggered we may be required to post collateral again.