Form 20-F
period 2008-12-31
NCL CORP Ltd.
filed 2009-04-07
CIK 1318742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 333-128780

NCL Corporation Ltd.

(Exact name of registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

7665 Corporate Center Drive

Miami, Florida 33126

(305) 436-4000

(Address of principal executive offices)

Daniel S. Farkas, 305-436-4000, dfarkas@ncl.com, 7665 Corporate Center Drive, Miami, Florida, 33126

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Class

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐                Accelerated filer    ☐                Non-accelerated filer    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    ☐  Yes    ☒  No

References herein to “Company,” “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries for periods subsequent to the “Reorganization” and Arrasas Limited and its subsidiaries for periods prior to the “Reorganization,” unless stated otherwise or the context requires otherwise (in April 2004, Star Cruises completed a reorganization transaction which included the formation of NCL Corporation Ltd. in December 2003). “NCL” refers to NCL Corporation Ltd. individually and “Norwegian Cruise Line,” “NCL America” and “Orient Lines” refer to the Norwegian Cruise Line, NCL America and Orient Lines brands, respectively. “Star Cruises” refers to Star Cruises’ company and its affiliates. “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “Affiliate(s)” refers to Star Cruises and/or Apollo. “TPG” refers to the entities TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. References to the “U.S.” are to the United States of America and “dollars” or “$” are to U.S. dollars.

Industry and market data

This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from the Cruise Lines International Association, or CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. All CLIA information relates to CLIA member lines, which represent 23 of the major North American cruise lines including NCL, which together represented 97% of the North American cruise capacity as of December 31, 2008. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk factors” and “Item 5—Operating and Financial Review and Prospects”—“forward-looking statements” in this annual report.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

Selected Financial Data

The selected consolidated financial and operating data presented below are for the years 2004 through 2008 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. We refer you to “Item 18— Financial Statements.”

	Years ended December 31,
(in thousands)	2008	2007	2006	2005	2004
Statement of operations data
Revenues:
Passenger ticket revenues	$1,501,646	$1,575,851	$1,442,628	$1,196,948	$992,124
Onboard and other revenues	604,755	601,043	537,313	435,262	353,238

Total revenues	2,106,401	2,176,894	1,979,941	1,632,210	1,345,362

Cruise operating expenses:
Commissions, transportation and other	341,936	434,749	429,280	331,386	259,313
Onboard and other	182,817	204,768	186,240	141,957	120,250
Payroll and related	377,208	436,843	412,943	323,621	243,355
Fuel	258,262	193,173	164,530	119,412	78,013
Food	126,736	120,633	102,324	94,105	81,448
Other operating	291,522	306,853	275,697	240,532	226,076

Total cruise operating expenses	1,578,481	1,697,019	1,571,014	1,251,013	1,008,455
Marketing, general and administrative expenses	299,827	287,093	249,250	225,240	204,560
Depreciation and amortization expenses	162,565	148,003	119,097	85,615	76,937
Impairment loss (1)	128,775	2,565	8,000	—	14,500

Total operating expenses	2,169,648	2,134,680	1,947,361	1,561,868	1,304,452

Operating (loss) income	(63,247)	42,214	32,580	70,342	40,910

Non-operating income (expenses):
Interest income	2,796	1,384	3,392	4,803	1,434
Interest expense, net of capitalized interest	(152,364)	(175,409)	(136,478)	(87,006)	(48,886)
Other income (expenses), net (2)	1,012	(95,151)	(30,393)	28,096	(11,548)

Total non-operating expenses	(148,556)	(269,176)	(163,479)	(54,107)	(59,000)

Net (loss) income	$(211,803)	$(226,962)	$(130,899)	$16,235	$(18,090)

	As of or for the years ended December 31,
(in thousands, except operating data)	2008	2007	2006	2005	2004
Balance sheet data
Assets:
Cash and cash equivalents	$185,717	$40,291	$63,530	$60,416	$172,424
Property and equipment, net	4,119,222	4,243,872	3,816,292	3,113,229	2,529,739
Total assets	5,047,141	5,033,698	4,629,624	3,984,227	3,464,546

Liabilities and shareholders’ equity:
Due to Affiliate, net (3)	210,058	—	—	3,141	1,273
Advance ticket sales	250,638	332,802	314,050	276,644	226,081
Other current liabilities	348,625	291,509	298,768	217,430	189,952
Current portion of long-term debt	182,487	191,172	154,638	140,694	86,198
Long-term debt	2,474,014	2,977,888	2,405,357	1,965,983	1,604,331
Other long-term liabilities	31,520	4,801	1,744	2,631	5,734
Ordinary shares (4)	24	12	12	12	12
Total shareholders’ equity	1,549,799	1,235,526	1,455,067	1,377,704	1,350,977

Operating data:
Passengers carried	1,270,281	1,304,385	1,153,844	981,665	874,926
Passenger cruise days (5)	9,503,839	9,857,946	8,807,632	7,613,100	6,744,609
Capacity days (6)	8,900,816	9,246,715	8,381,445	7,172,040	6,370,096
Occupancy percentage (7)	106.8%	106.6%	105.1%	106.1%	105.9%
Total number of cruise ships	11	13	14	12	11

Other financial data:
Net cash (used in) provided by operating activities	(23,297)	36,331	147,504	136,828	153,758
Net cash used in investing activities	(166,236)	(581,578)	(756,245)	(678,309)	(750,710)
Net cash provided by financing activities	334,959	522,008	611,855	429,473	570,235
Additions property and equipment, net	(163,607)	(582,837)	(809,403)	(658,795)	(748,267)

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer you to our consolidated financial statements Note 4 “Property and Equipment”); in 2007, an impairment loss was recorded as a result of a write-down of $2.6 million relating to the sale of Oceanic, formerly known as Independence; in 2006, an impairment loss was recorded as a result of a write-down of $8.0 million relating to the Orient Lines tradename; and in 2004, an impairment loss was recorded as a result of a write-down of $14.5 million relating to the carrying value of one of our cruise ships.

(2)	In 2008, foreign currency translation gains of $101.8 million were primarily offset by $99.9 million of losses due to the change in fair value of our fuel derivative contracts. For the years ended December 31, 2007, 2006, 2005 and 2004, such amount includes foreign currency translation gains (losses) of ($94.5) million, ($38.9) million, $28.7 million, and ($11.5) million, respectively, primarily due to fluctuations in the Euro/U.S. dollar exchange rate.

(3)	Amounts due to Star Cruises were subsequently settled. The amount due as of December 31, 2008 was in connection with the Reimbursement and Distribution Agreement, (we refer you to “Item 7—Major Shareholders and Related Party Transactions”).

(4)	Star Cruises and our Board of Directors approved a share split on November 12, 2007. As of December 31, 2008, we had 25,000,000 shares authorized and 20,000,000 ordinary shares issued and outstanding with par value $.0012 per share.

(5)	Represents the number of passengers carried for the period multiplied by the number of days in their respective cruises.

(6)	Represents double occupancy per cabin multiplied by the number of cruise days for the period.

(7)	Represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

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

Risks relating to our business

The impact of changes in the global credit markets may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees.

During 2007, a crisis began in the subprime mortgage sector of the U.S. economy as a result of credit quality deterioration and rising delinquencies, and that crisis has continued and strengthened throughout 2008 and into 2009 which has led to a deterioration of the global credit markets, a closing of the debt markets and widening credit spreads. This crisis has adversely impacted our access to capital, and there can be no assurance that this crisis will not worsen or impact the availability or cost of debt financing in the future. There can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all.

As a result of the global credit crisis, certain financial institutions have filed for bankruptcy, have sold some or all of their assets, or may be looking to enter into a merger or other transaction with another financial institution. Consequently, some of the counterparties under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees may be unable to perform their obligations or may breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under our derivative contracts and other agreements. Also, we may be limited in obtaining funds to pay amounts due to our counterparties under our derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for their failure to perform their obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

We are highly leveraged with a high level of floating rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility.

As of December 31, 2008, we had $2.7 billion of total debt, of which $182.5 million is the current portion of long-term borrowings. As of the same date, we had $1.5 billion in shareholders’ equity. Most of our debt has been incurred to finance ship construction. Our high level of indebtedness may adversely affect our future strategy and operations in a number of ways, including:

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

With respect to our projections for 2009, a one percentage point increase in annual LIBOR and EURIBOR interest rates would increase our annual interest expense in 2009 by approximately $15.4 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

Subject to compliance with various financial and other covenants imposed by our credit facilities and the agreements governing our indebtedness, we and our subsidiaries may incur additional indebtedness from time to time, including, but not limited to, debt to finance the purchase or completion of new ships. Our incurrence of additional debt could further exacerbate the risks described in this annual report and could result in a material adverse effect on our business, financial condition and results of operations. Our ships and substantially all our other property are pledged as collateral for our debt. We refer you to “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources”.

Our future operating cash flow may not be sufficient to fund future obligations, and we may not be able to obtain additional financing, if necessary, at a cost that is favorable or that meets our expectations.

To fund our capital expenditures and scheduled debt payments, we have relied primarily on cash generated from operations, bank and other borrowings and equity infusions from our Affiliates. Our forecasted cash flow from future operations may be adversely affected by various factors, including, among others, declines in customer demand, increased competition, overcapacity, a further deterioration in general economic and business conditions, terrorist attacks, ship accidents and other incidents, adverse publicity and increases in fuel prices, as well as other factors noted under these “Risk factors” that are beyond our control. To the extent that we are required, or choose, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand, committed financings and equity infusions or loans from our Affiliates, we will have to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. Our access to, and the cost of, financing will depend on, among other things, the maintenance of adequate credit ratings. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. There is no assurance that such cash flows from operations and additional financings will be available in the future to fund our future obligations.

An increase in the supply of cruise ships without a corresponding increase in passenger demand could materially and adversely affect our financial condition and results of operations.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of berths, has increased from 1981 through 2008 at a compound annual growth rate of 7.4%. CLIA estimates that, between the end of 2008 and 2012, the CLIA member line fleet will increase by approximately 33 additional ships, an approximate 24% increase in capacity from 2008, which have either been contracted for or planned and which includes ships projected to leave the market. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 20%, according to CLIA. If there is such an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices, which could adversely affect our financial condition and results of operations.

We face intense competition.

We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated and dominated by three players. As of December 31, 2008, Carnival Corporation and Royal Caribbean Cruises Ltd., each of which may possess greater financial resources than we do, together accounted for 85% of North American cruise passenger capacity in terms of berths while we, as of the same date, operating under both of our brands accounted for 9% of North American cruise passenger capacity in terms of berths. We also face competition for many itineraries from other cruise operators, such as MSC Cruises and Disney Cruise Line.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations. In the event we do not compete effectively, our financial condition and results of operations could be adversely affected.

Adverse economic conditions in the North American region and throughout the world and related factors such as a higher unemployment rate, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence could adversely affect our financial condition and results of operations.

For each of the years ended December 31, 2008, 2007 and 2006, approximately 83%, 86% and 87% respectively, of our revenues were derived from passengers residing in North America. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. Consequently, this may negatively affect demand for cruise vacations, which are a discretionary purchase. Decreases in demand could lead to price discounting and lower onboard purchases which, in turn, could reduce the profitability of our business. In addition, these conditions can also impact our suppliers, which can result in disruptions in service and financial losses. For example, the current worldwide economic downturn has had an adverse effect on discretionary income and consumer confidence which could result in cruise booking slowdowns, decreased cruise prices and lower onboard revenues for us and for our competitors. We cannot predict the extent or duration of this downturn or the timing or strength of a subsequent economic recovery. However, if the downturn continues for an extended period of time or worsens, we could experience a prolonged period of booking slowdowns, depressed cruise prices and reduced onboard revenues. There can be no certainty that North America, the U.S. in particular and the world economies will experience growth in the future, nor can there be any assurance that external events similar to those experienced in the past will not recur. Due to our reliance on passengers from the U.S. and globally, any such events would likely have an adverse effect on our financial condition and results of operations.

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events impacting the security of travel could adversely affect the demand for cruises and as a result adversely affect our financial condition and results of operations.

Past acts of terrorism, such as the terrorist attacks in the U.S. on September 11, 2001, have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict abroad or the possibility thereof, the issuance of travel advisories by national governments, and other geo-political uncertainties have had in the past and may again in the future have an adverse impact on the demand for cruises and consequently the pricing for cruises. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our financial condition and results of operations by reducing our profitability.

We rely on external distribution channels for passenger bookings; major changes in the availability of external distribution channels could undermine our customer base.

In 2008, the vast majority of our passengers on our fleet booked their cruises through independent travel agents and wholesalers. These independent travel agents generally sell and market our cruises on a nonexclusive basis. Although we offer incentives to travel agents for booking our cruises that are comparable to those offered by others in the industry, there can be no guarantee that our competitors will not offer other incentives in the future. Travel agents may face increasing pressure from our competitors, particularly in North America and Europe, to sell and market these competitors’ cruises exclusively. If such exclusive arrangements were introduced, there can be no assurance that we will be able to find alternative distribution channels to ensure that our customer base would not be affected.

We rely on scheduled commercial airline services for passenger connections; increases in the price of, or major changes or reduction in, commercial airline services could undermine our customer base.

A number of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or otherwise, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cruise operating expenses which would, in turn, have an adverse effect on our financial condition and results of operations.

Increases in fuel prices or other cruise operating costs could have an adverse impact on our financial condition and results of operations.

Fuel costs accounted for 16.4% of our total cruise operating expenses in 2008, 11.4% in 2007 and 10.5% in 2006. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control. Accordingly, increases in fuel prices or other cruise operating costs could have a material adverse effect on our financial condition and results of operations (we refer you to “Item 8– Financial Information – Legal proceedings, material litigation, (iv)”).

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

Any delays in the construction and delivery of new cruise ships or any repairs and refurbishments of our cruise ships may have a material adverse effect on our business, financial condition and results of operations.

Building a ship and undertaking repairs and refurbishments of ships are subject to risks similar to those encountered in other sophisticated and lengthy projects. Delivery delays can occur as a result of problems or events involving our shipbuilders such as insolvency, financial problems, work stoppages and other labor actions or “force majeure” events that are beyond our control and the control of the shipbuilders. In September 2008, one of our subsidiaries, F3 One, Ltd. cancelled the contract to build an F3 ship (we refer you to “Item 8– Financial Information – Legal proceedings, material litigation, (vi)”). A separate contract to build Norwegian Epic remains in force with additional capacity of approximately 4,200 berths and anticipated delivery in the second quarter of 2010. We have developed our current business strategy on the assumption that this ship will be delivered on time and that it will perform in the manner indicated by its design specifications. A significant delay in the delivery of this new ship, or a significant performance deficiency or significant mechanical failure on or of a ship, particularly in light of decreasing availability of dry-docking facilities, could have a material adverse effect on our business, financial condition and results of operations.

Conducting business internationally and development of information technology areas may result in increased costs and risks.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. We have a ship construction contract that is denominated in Euro and a portion of our debt is denominated in Euro. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. In addition, we are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards, including certain provisions under the Sarbanes-Oxley Act of 2002 including its requirements under Section 404 relating to internal controls over financial reporting. Furthermore, our operations utilize information technology resources in performing a number of functions, some of which resources may be costly, as a result of which we must update and acquire new information resources over time. The failure to successfully implement or acquire such information resources could expose us to additional risks. If we are unable to address these risks adequately, our financial condition and results of operations could be adversely affected.

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

We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest and insurrection and armed hostilities. Historically, adverse international events have affected demand for cruise products generally and have had an adverse effect on us.

Adverse incidents involving cruise ships may have an adverse impact on our financial condition and results of operations.

The operation of cruise ships involves the risk of accidents, mechanical failures and other incidents at sea or while in port, including missing passengers, inappropriate crew or passenger behavior and onboard crimes, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships. In addition, we offer itineraries in certain parts of the world that may present challenges specific to that country and/or region or may be impacted by adverse weather patterns or natural disasters, such as hurricanes and earthquakes. There can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors or incur increased port related and other costs resulting from such adverse events, which could have an adverse effect on our sales, financial condition and results of operations. Any such event involving our cruise ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety or result in increased governmental or other regulatory oversight and may therefore affect our results of operations. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. Anything that damages our reputation (whether or not justified), including adverse publicity about passenger safety, could have an adverse impact on demand, which could lead to price discounting, a reduction in our sales and an overall adverse impact on our financial condition and results of operations. We refer you to “Item 4—Information on the Company—Company operations and cruise infrastructure—Crew and passenger safety” and “Item 8—Financial Information—Legal proceedings” for additional information about our safety provisions and litigation in which we are involved.

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

The three remaining collective bargaining agreements are scheduled to expire in 2009. Agreement by and between NCL America, Inc. and District No. 1-PCD MEBA, AFL-CIO; Seafarers International Union of North America, Atlantic, Gulf, Lakes and Inland Waters District/NMU, AFL-CIO and NCL America, Inc. and Seafarers Entertainment and Allied Trades Union and NCL America, Inc. Amendments to such collective bargaining agreements in favor of the union members may increase labor costs and could have an additional adverse impact on our financial condition and results of operations.

As of May 2008, we had only one ship remaining in Hawaii, Pride of America. However, previously, our U.S.-flagged ships sailed in the Hawaii islands under the NCL America brand. Pride of Aloha commenced sailing in the summer of 2004, Pride of America commenced sailing in the summer of 2005 and Pride of Hawai’i commenced sailing in the spring of 2006. Under U.S. law, we have been obligated to employ a certain percentage of U.S. crew members onboard these U.S.-flagged ships and have complied with U.S. Federal labor laws and regulations and Hawaii state laws and regulations for all our crewmembers. The collective bargaining agreements with the U.S. unions resulted in U.S. labor as well as international labor permitted to serve on the U.S.-flagged ships to be more expensive than on internationally-flagged ships. We also incurred higher expenses for benefits for the crews on our U.S.-flagged ships. Also, the higher costs of hiring, training and retaining U.S. crews have had an adverse effect on our financial condition and results of operations. In February 2008, Pride of Hawai’i was re-flagged into our international fleet and renamed Norwegian Jade and was deployed in Europe year-round. In May 2008, Pride of Aloha was withdrawn from the Hawaii market and re-flagged into our international fleet and renamed and launched as Norwegian Sky in July 2008.

Unavailability of ports of call may adversely affect our financial condition and results of operations.

We believe that attractive port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our financial condition and results of operations.

We may suffer an uninsured loss, as we are not protected against all risks or lawsuits that we may face.

The operation of ocean-going ships carries an inherent risk of loss caused by adverse weather conditions, marine disaster, including, but not limited to, oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest and insurrection in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenues or increased costs and could result in significant litigation against us.

We seek to maintain comprehensive insurance coverage at commercially reasonable rates. We believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We are not protected against all lawsuits brought against us, although certain individual claims may be covered by insurance, depending on their subject matter.

There can be no assurance that all risks are fully insured against, that any particular claim will be fully paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. We have been and may continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Risks relating to the regulatory environment in which we operate

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, may have an adverse impact on our financial condition and results of operations.

As we generally derive revenue from shipboard activity in international waters and not in a particular jurisdiction, our exposure to tax is limited in some instances. For example, Bermuda, the jurisdiction of formation of NCL and certain of our operating subsidiaries, and the Isle of Man, the jurisdiction of incorporation of certain of our operating subsidiaries, impose no tax on our income. We do, however, submit to the tax regimes of the jurisdictions in which we operate and pay taxes as required by those regimes.

The income that we derive from the international operation of ships, as well as certain income that is considered to be incidental to such income (“Shipping Income”), is exempt from U.S. Federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended, or the Code, based upon certain assumptions as to shareholdings and other information as of December 31, 2008, 2007 and 2006, as more fully described in “Item 4—Information on the Company—Taxation—U.S. Federal income taxation.” We believe that substantially all of our income derived from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income is subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from Federal income taxation under Section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S. sources, generally would be taxed on a net basis to our shareholders as discussed below, at U.S. Federal corporate income tax rates (generally 35%). We would make a distribution to our shareholders to pay such tax and any state income taxes which would be payable. They also would be subject to a 30% Federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S. sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us to some extent could be treated as U.S.-source interest and also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code. If Section 883 of the Code had not applied to us in 2006 and 2007, we would have been subject to U.S. corporate income tax only on the portion of our income derived from U.S. sources. If Section 883 of the Code had not applied to our shareholders in 2008, they would have been subject to U.S. corporate income tax on their allocable share of our income derived from U.S. sources and under Section 1446 of the Code, we would have been required to withhold and remit taxes on income allocable to our foreign partners. Amounts withheld may have been treated as a distribution. Further, a change in our operations could result in a change in the amount of U.S. source income that would be allocable to our shareholders and subject to U.S. Federal and state income tax. Moreover, the income that we derive from our U.S.-flagged operations under the NCL America brand is subject to tax on a net basis at the graduated U.S. Federal corporate and state income tax rates generally applicable to corporations organized in the U.S. U.S.-source dividends and interest paid by NCL America generally would be subject to a 30% withholding tax unless exempt under one of various exemptions. As of December 31, 2008, 2007 and 2006, our U.S.-flagged operations were not in a U.S. income tax paying position because they had substantial net operating loss carry-forwards.

In January 2008, NCL, formerly a corporation, became a partnership for U.S. Federal income tax purposes. An entity that is treated as a partnership for U.S. Federal income tax purposes is not a taxable entity and incurs no U.S. Federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made. Under Section 1446 of the Code, NCL would be required to withhold and remit taxes on income allocable to foreign partners. Amounts withheld may be treated as a distribution to such partners. The applicability of the exemption under Section 883 of the Code, for NCL’s international shipping income for the 2008 tax year and onwards, applies to our shareholders rather than to us. Each shareholder needs to meet the requirements of Section 883 discussed above in order for the exemption to apply to the income allocated to such shareholder.

Certain State, Local and Non-U.S. Tax Matters. NCL may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of NCL may not conform to the U.S. Federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

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

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent Federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the International Maritime Organization, commonly referred to as the IMO, the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the International Convention for the Safety of Life at Sea, commonly referred to as SOLAS, the International Convention for the Prevention of Pollution from Ships, commonly referred to as MARPOL, the Standard of Training Certification and Watchkeeping for Seafarers, commonly referred to as STCW and the recently adopted Manning Convention. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies, such as requiring the use of low sulfur fuels, increasing fuel efficiency requirements or further restricting emissions. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. In addition, the state of Alaska has recently passed stringent regulations concerning waste water discharge and the limits set are not attainable at present. A two-year extension has been granted for the industry. Currently, we and our competitors cannot comply with these regulations due to technology constraints. The Maritime Labor Convention 2006 (“MLC”) will become international law in 2010 or 2011, when the prerequisite number of countries ratify. It will regulate many aspects of maritime crew labor and will impact the worldwide sourcing of new crewmembers.

These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.

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

The Passenger Shipping Association (“PSA”) has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom currently valued at British Pound Sterling 5.8 million.

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

Implementation of U.S. Federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our financial condition and results of operations. Many cruise customers may not currently have passports or may not obtain a passport card (previously known as the People Access Security Service Card, or PASS Card) as an alternative to a passport. This card was created to meet the documentary requirements of the Western Hemisphere Travel Initiative. Applications for the card have been accepted since February 1, 2008 and the cards were made available to the public beginning in July 2008.

Item 4.	Information on the Company

History and development of the Company

The Norwegian Cruise Line brand commenced operations in 1966. In February 2000, Star Cruises, a Bermuda company with limited liability, acquired control of and subsequently became the sole owner of the Norwegian Cruise Line operations through its subsidiary Arrasas Limited, an Isle of Man company.

In December 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises. In connection with our formation, Star Cruises contributed its 100% ownership interest in Arrasas Limited to us. Various subsidiaries were reorganized so that the entities owning or operating Bahamas-flagged ships became subsidiaries of NCL International, Ltd., also a Bermuda company, and the entities owning or operating U.S.-flagged ships became subsidiaries of NCL America Holdings, Inc., a Delaware corporation. NCL International, Ltd. and NCL America Holdings, Inc. are wholly-owned by Arrasas Limited. We refer you to “Item 4—Information on the Company—Organizational structure” for a diagram of our organization.

As of December 31, 2008, 47.4% of the shareholding interests in Star Cruises were held by Golden Hope Limited (“GHL”), as trustee of the Golden Hope Unit Trust, a private unit trust held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the family of one of our board members, Tan Sri KT Lim (the “Lim Family”). In addition, Resorts World Bhd (“RWB”), a Malaysian company listed on Bursa Malaysia Securities Berhad, in which the Lim Family has a substantial indirect beneficial interest, held 19.3% of the shareholding interests in Star Cruises. Star Cruises’ shares are listed on the Stock Exchange of Hong Kong Limited and traded on the Quotation and Execution System for Trading of the Singapore Exchange Securities Trading Limited. We refer you to “Item 4—Information on the Company—Business overview” for further information.

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to a subscription agreement dated August 17, 2007 among us, Star Cruises and NCL Investment Ltd. (the “Subscription Agreement”) and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises. The net proceeds of the equity investment were $948.1 million. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding share capital from Apollo. We refer you to “Item 7—Major Shareholders and Related Party Transactions” for more information on our shareholders and the equity investment by Apollo and TPG.

The Company’s registered offices are located at Milner House, 18 Parliament Street, Hamilton HM 12, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126, U.S. and the main telephone number at that address is (305) 436-4000. The website for Norwegian Cruise Line and NCL America (“NCLA”) are located at www.ncl.com. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”). Daniel S. Farkas, the Company’s Senior Vice President and General Counsel, is our agent for service of process at our principal executive offices.

Business overview

We are one of the leading cruise ship operators in the world and are increasing the capacity and modernity of our fleet. Our fleet is the youngest in the industry among the major operators. We currently operate 11 ships with a total of 23,550 berths, which represents 9% of the overall cruise capacity in North America in terms of berths. In November 2009, Norwegian Majesty, which we currently charter from Star Cruises, will leave our fleet. In the second quarter of 2010, we expect to add one new ship to our fleet with approximately 4,200 berths. We offer a wide variety of itineraries focused on North America, including year-round cruises from New York, the only seven-day inter-island itineraries in Hawaii and a variety of itineraries in Alaska. We also offer numerous mainstream itineraries in the Caribbean, Europe, South America and North Africa. We currently operate under two brands: Norwegian Cruise Line and NCL America.

Segment Reporting

The two brands, Norwegian Cruise Line and NCL America, have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2008, 2007 and 2006, revenues attributable to North American passengers were 83%, 86% and 87%, respectively. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships and ship under construction.

Our business strategies

We seek to attract vacationers by pioneering new products and services, exploring new markets and adding modern ships to our fleet. Our objective is to offer vacation products, unique in the cruise industry and which offer better value and more attractive characteristics than the broader, land-based leisure alternatives with which we compete. We have a long tradition of product innovation within the cruise industry: Norwegian Cruise Line is the oldest established consumer brand in Caribbean cruising; we became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980. This tradition of innovation has continued in recent years with the launch of “Freestyle Cruising” and the development of “Homeland Cruising,” including the initiation of year-round cruises from New York.

“Freestyle Cruising” One of our most significant initiatives has been the introduction of a new style of cruising, called “Freestyle Cruising,” onboard our fleet. Our primary aim has been to eliminate the traditional cruise ship practice of fixed dining schedules, assigned dinner seating, formal dress codes, and cash tipping of service staff. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to organize their onboard experience according to their own schedules and tastes. The key elements of “Freestyle Cruising” include:

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

With the success of “Freestyle Cruising” we have implemented across our fleet “Freestyle 2.0” featuring significant enhancements in our onboard product experience. The enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; additional recognition, service and amenities for balcony, suite and villa passengers.

Hawaii We have offered cruises in Hawaii since 1998. Initially, our cruises were on non-U.S.-flagged ships and were required to call on a foreign port during each cruise to comply with the provisions of the U.S. Jones Act. As a result, our Hawaii cruises called on Fanning Island in the Republic of Kiribati, which is the closest foreign port that complies with the Jones Act provisions and is located approximately 900 nautical miles south of the Big Island of Hawaii. In February 2003, we sought and received U.S. Congressional permission to operate in the Hawaii inter-island trade. Pursuant to Federal law, we were permitted to re-flag an existing non-U.S.-flagged ship in our fleet as a U.S.-flagged ship and complete the construction of two additional U.S.-flagged ships outside the U.S. As a result, three of our ships had the ability to cruise between and among ports in Hawaii without the need to call at a foreign port.

With the additional capacity introduced to the Hawaii market, our results in 2007 indicated that we had experienced a very competitive pricing environment in Hawaii, and in response to the unsatisfactory result, we withdrew Pride of Hawai’i from the market in February 2008. The ship was re-flagged into the international fleet and renamed Norwegian Jade and was deployed in Europe year-round. In May 2008, we re-flagged Pride of Aloha into our international fleet and renamed and launched the ship as Norwegian Sky. The remaining year-round ship in Hawaii is Pride of America (we refer you to “Item 7—Major Shareholders and Related Party Transactions” for additional information regarding these operations).

Fleet renewal We have the youngest fleet in the industry among the major operators. An important element of our strategy since our acquisition by Star Cruises in 2000 has been to make significant investments in the renewal of our fleet. In the second quarter of 2010, we expect to add one additional ship to our fleet. The total cost of the new ship is currently estimated to be $1.2 billion based on the Euro/U.S. dollar exchange rate on December 31, 2008, of which we had paid $147.4 million as of December 31, 2008. We also have refurbished three ships in 2008, Norwegian Jade, Norwegian Sky and Norwegian Spirit. Renewal of our fleet is expected to enhance our results because new and refurbished ships:

•	are more attractive to passengers;

•	are larger and have a more profitable mix of cabins, including a higher percentage of cabins with private balconies for which passengers are willing to pay a premium;

•	are faster than many of our competitors’ ships, giving us more flexibility in designing new and attractive itineraries;

•	tend to provide greater operating economies of scale; and

•	have been designed and built to deliver “Freestyle Cruising”.

“Homeland Cruising” We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers, thus eliminating the need for vacationers to fly to distant ports to board a ship and reducing the overall cost and duration of a vacation. We branded this initiative as “Homeland Cruising” in response to changing consumer travel patterns in recent years. We are, for example, the only brand operating year-round from Honolulu and New York, the largest population center in the U.S., and we offer Bermuda cruises from Baltimore, Boston, Charleston, New York and Philadelphia.

The fleet

As of December 31, 2008, we operated a fleet of 11 cruise ships with a total of 23,550 berths. We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers on ships specifically designed or re-configured to offer our unique “Freestyle Cruising” product.

Most of our ships are characterized by state-of-the-art passenger amenities including multiple dining choices in up to 11 restaurants on each ship, together with hundreds of standard private balcony cabins on each ship. Private balcony cabins are very popular with passengers and offer the opportunity for potential increased revenues by allowing us to charge a premium. Additionally, Norwegian Jade, Norwegian Gem, Norwegian Pearl, Norwegian Jewel, Norwegian Star and Norwegian Dawn each have a “ship within a ship” of luxury garden villas with up to approximately 5,750 square feet. These garden villas contain three separate bedroom areas, spacious living and dining room areas, as well as butler and concierge service. In addition, Norwegian Jade, Norwegian Gem, Norwegian Pearl, and Norwegian Jewel each have 10 courtyard villas, with up to approximately 570 square feet, which provide access to an exclusive private courtyard area with a private pool.

Norwegian Cruise Line ships

The table below provides a brief description of the Norwegian Cruise Line ships and areas of operations based on 2008 itineraries:

Ship	Year Built/ Rebuilt	Berths	Crew Capacity	Gross Tons	Primary Areas of Operation
Norwegian Gem	2007	2,400	1,200	93,500	Europe, Bahamas
Norwegian Jade (1)	2006	2,400	1,100	93,600	Europe
Norwegian Pearl	2006	2,400	1,200	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	1,100	93,500	Caribbean and Europe
Norwegian Dawn	2002	2,220	1,100	92,300	Bahamas, Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,240	1,100	91,700	Alaska, Mexico and Pacific Coastal
Norwegian Sun	2001	1,940	900	78,300	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Majesty (2)	1992/1999	1,440	700	40,900	Bahamas, Bermuda and Caribbean
Norwegian Dream (2)	1992/1998	1,740	700	50,800	Caribbean, Europe, Panama Canal and South America
Norwegian Spirit	1998	2,000	1,000	75,300	Caribbean, Bahamas, Canada and New England
Norwegian Sky (3)	1999	1,990	900	77,100	Bahamas
Pride of America	2005	2,140	950	80,400	Hawaii

(1)	In February 2008, Pride of Hawai’i, was re-flagged into our international fleet and renamed and launched as Norwegian Jade.

(2)	Norwegian Majesty is scheduled to leave the fleet in November 2009 and Norwegian Dream left the fleet in November 2008.
(3)	In May 2008, Pride of Aloha was re-flagged into our international fleet and renamed and launched as Norwegian Sky. The remaining year-round ship in Hawaii is Pride of America (we refer you to “Item 7—Major Shareholders and Related Party Transactions” for additional information regarding Norwegian Sky).

Orient Line ship

In March 2008, the charter agreement for Marco Polo expired and we no longer operate the Orient brand name.

Current new ship on order

We have a contract to build Norwegian Epic with additional capacity of approximately 4,200 berths and anticipated delivery in the second quarter of 2010.

Ship deployment

We offer cruise itineraries ranging from one day to several weeks calling on approximately 150 destinations worldwide, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. We believe this strategy allows us to maintain our status as one of the three major North American cruise operators while diversifying our deployment rather than relying as heavily on the traditional mass market trades in the Caribbean and the Bahamas out of South Florida.

Ports and facilities

We have an agreement with the Government of Bermuda whereby two of our ships, including, but not limited to, Norwegian Majesty, Norwegian Spirit and Norwegian Dawn are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston, New York and Philadelphia. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries.

In June 2004, we entered into a contract with the City of New York pursuant to which we receive preferential berths on specific piers at the city’s passenger ship terminal. Furthermore, in September 2006, we entered into a contract with the city of Los Angeles pursuant to which we receive preferential use of a berth at the city’s cruise ship terminal. In addition, effective October 2008, we entered into a contract with the Port of Miami for which we receive preferential berths at the Miami cruise terminal.

We have a concession permit with the U.S. National Park Service (“Park Service”) whereby our ships are permitted to call on Glacier Bay 13 times through December 2009. In 2010 through 2019, we shall be permitted to call on Glacier Bay 22 times during each season.

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

Onboard and other revenues

Cruise prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities. We earn additional revenues principally from shore excursions, food and beverage sales, gaming, retail sales, and spa services. Onboard and other revenue is an important component of our revenue base. To maximize onboard revenues, we use various cross-marketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the company while retail shops, spa services, photography, art auctions and internet services are managed through contracts with third party concessionaires. These contracts generally entitle us to a fixed percentage of the gross or net sales derived from these concessions.

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

Sales and marketing

Travel agent relationships

In 2008, a vast majority of our passengers booked their cruises through independent travel agents who sell our itineraries on a non-exclusive basis. Since almost all of our sales are made through independent travel agents, a major focus of our marketing strategy is motivating and supporting the retail travel agent community. Our marketing is supported by an extensive network of approximately 20,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.

A new initiative in 2008 named “Partnership 2.0” included an overhaul of reservations and customer service processes which has enhanced our travel agent relationships. We introduced a completely interactive educational tool for travel agents offering classes for CLIA credit, “blogs,” informative videos, and forums for agent-to-agent communication.

Our call centers are located in Florida, Arizona, the United Kingdom and Germany with over 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have outsourced relationships with firms that manage two additional locations for us in Louisiana and Guatemala. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

Marketing, brand communications and advertising

Our marketing department has been staffed and organized into core areas to support a continued awareness of our brand identity and increase consumer marketing, while continuing trade and travel partner marketing. The core areas are: marketing communications, direct marketing and loyalty and website/interactive.

All marketing supports our comprehensive brand identity created expressly to capture and articulate our “Freestyle Cruising” concept. Our brand identity campaign started in late 2006 and has been very successful in differentiating us from our competitors. Media mix to promote our identity includes television, print, radio, digital, newspaper as well as a new component of our travel partner marketing, NCL University online. This is a travel partner education program which provides valuable information to our travel partners.

Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services. The Norwegian Cruise Line program, which includes NCLA, is known as the Latitudes Club. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits, cabin upgrades and onboard recognition. Avid cruisers can use our co-branded credit card to earn upgrades and discounts. Also, we have established a variety of interactive dialogue opportunities through periodic market research, polling e-mails and annual contests.

We have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our passengers and travel agency partners, has been a major focus of this momentum. We continue to enhance our redesigned website that aligns with our new brand look and further promotes our “Freestyle Cruising” program. Our consumer and travel agency partner booking engine provides passengers and travel agency partners the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We continue to develop additional functionality and tools to serve our passengers and travel agency partners.

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

Information technology

Information technology (“IT”) forms the cornerstone of most our shoreside and shipboard operations. As such, our IT is strategically integrated throughout the enterprise and is focused on delivery of efficient and reliable systems and services to internal and external customers across all distribution channels. While the current IT footprint encompasses over 20 integrated systems and myriad vendors, the ongoing operational strategy is to reduce costs and improve solution delivery while simplifying and better aligning the overall IT function. The principle IT systems focus on revenue generation and product delivery as follows:

“FreeStyle Connect” – we operate an integrated computerized reservation system internally designated “FreeStyle Connect,” (“FC”). Our reservation system is designed to optimize inventory use in order to maximize revenue. FC also provides data and information to other systems providing daily operational support. We have committed to further develop our reservation system in order to continue to enhance its functionality.

“Fidelio” – the Fidelio Cruise Shipboard Property Management System is an integrated cruise and property management system which enables both front-office and back-office operations for passenger and crew services. It provides a “one-card-fits-all” concept, offering passengers the convenience of using their Onboard Access Card for ID gangway transit, cabin entry and purchases and charges onboard.

Marine Exchange Program (“MXP”) – MXP is an application which will form the backbone of our supply chain operations. Purchasing and procurement activities include contract management, purchase order creation, receiving, and invoice approval. Other modules of MXP include itinerary management, port management, and shore excursion management.

Suppliers

Our largest purchases are for ship construction and acquisition. Our largest operating purchases are for fuel and oil, passenger food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars and Euro. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and passenger safety

We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.

Our fleet is equipped with modern navigational control and fire prevention and control systems. Our ships have continuously been upgraded since the acquisition of NCL Holding ASA by Star Cruises in 2000. We have installed high-fog sprinklers in the engine rooms of the cruise ships in our fleet, as required by the IMO regulation. The navigation centers on our ships are also equipped with voyage data recorders, or VDRs, which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents. A majority of our ships utilize operational closed circuit television systems that enhance our training, assist in investigations and support the safety of passengers and crew.

We have developed the Safety and Environmental Management System or SEMS. This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support decisions, fleet support, and risk management. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and routinely audited by Det Norske Veritas, an outside consultant.

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

•	procedure checklists;

•	performance of an internal and external audit at least annually to ensure safety implementation, corrective action following incidents and continuous regular improvements;

•	standardization and upgrade of equipment on our ships;

•	installation of automatic identification system, or AIS, in the navigation centers of all of our ships;

•	psychological profiling of officers;

•	bridge and crew resource management courses for all bridge officers;

•	centralized and automated engine control;

•	additional onboard training in the use of the navigation and safety equipment; and

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

Competition

We compete with a number of cruise lines. In North America the cruise market is mature and developed. Our principal competitors are Carnival Corporation and Royal Caribbean, but we also compete with other cruise operators such as MSC Cruises and Disney Cruise Line. As of December 31, 2008, Carnival Corporation and Royal Caribbean, each of which may possess greater financial resources than we do, together accounted for 85% of North American cruise passenger capacity in terms of berths while we, as of the same date, operating under all of our brands accounted for 9% of North American cruise passenger capacity in terms of berths.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations. While the current global economic conditions may result in a significant reduction in overall vacation spending by consumers, we believe cruises are perceived as a good vacation value by consumers.

Regulatory issues

Registration of our ships

Ten of the ships that we currently operate are registered in the Bahamas. One of our ships, Pride of America, is a U.S.-flagged ship. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ship is subject to laws and regulations of the U.S. Federal government and to various U.S. Federal regulatory agencies, including, but not limited to, the U.S. Public Health Service and the U.S. Coast Guard. Our U.S.-flagged ship is also regulated by the Food and Drug Administration, or FDA and U.S. Department of Labor.

Our entire fleet is also subject to the health and safety laws and regulations of the various port states where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and put into effect the IMO conventions relating to ocean-going passenger ships.

U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S, documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed cruise ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, was transferred to the Bahamas registry and operates as Norwegian Jade. The Hawaii Cruise Ship Provision also authorizes the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. In May 2008, Pride of Aloha was transferred to the Bahamas registry and operates as Norwegian Sky (we refer you to “Item 7—Major Shareholders and Related Party Transactions” for additional information regarding Norwegian Sky). The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work performed on any of the three ships be performed in the U.S., except in case of emergency or lack of availability, and that the ships operate primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ships deployed in Hawaii are able to cruise between U.S. ports in Hawaii without the need to call at a foreign port. We refer you to “Item 4—Information on the Company—Our business strategies—Hawaii,” for a discussion of our development of U.S.-flagged ships for cruising in Hawaii and recent developments for redeployment.

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

In the U.S., we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention, or the CDC, and the FDA. We believe we rate at the top of the range of CDC and FDA scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.

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

We currently operate under an Environmental Management Plan that is incorporated into the SEMS program. Among the achievements under this system are:

•	deployment of environmental officers and environmental engineers on all ships;

•	a dedicated, full time environmental staff at shoreside;

•	a comprehensive environmental training and awareness program;

•	an environmental hotline;

•	advanced wastewater treatment systems installed on 100% of the fleet;

•	advanced treatment systems for oily bilge water installed on all ships; and

•	innovative bio-sludge disposal and used lube recycling programs.

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

In addition to the requirements of the ISPS Code, the U.S. Congress enacted The Maritime Transportation Security Act of 2002, commonly known as the MTSA, which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the United States docking at ports in the U.S. The U.S. Coast Guard has published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members onboard such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential, commonly known as the TWIC is a new Federal requirement for accessibility into and onto U.S. Ports and U.S.-flagged vessels. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-SOLAS, 1974 requirements install automatic sprinkler systems by year-end 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

Also, in response to concerns raised in connection with a balcony fire in 2006, IMO adopted an amendment to SOLAS which requires partial bulkheads on cabin balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. As of December 31, 2008, all of our ships were in compliance with the SOLAS amendment.

The new SOLAS regulation on long-range identification and tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to transmit automatically the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

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

Taxation

U.S. Federal income taxation – foreign-flagged operations

The following discussion of the application to us of U.S. Federal income tax laws is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), legislative history, U.S. Treasury regulations, administrative rulings and court decisions. The following description is subject to change and any change could affect the continuing accuracy of this discussion. In particular, the Tax Reform Act of 1986 (the “1986 Act”) significantly changed the U.S. Federal income tax treatment of shipping income. In August 2003, the U.S. Internal Revenue Service, or the IRS, issued final regulations (the “Final Regulations”) interpreting Section 883 of the Code, as amended by the 1986 Act. The Final Regulations were originally effective for taxable years beginning on or after September 25, 2003. However, pursuant to The American Jobs Creation Act of 2004, the effective date of the Final

Regulations was delayed to taxable years of a foreign corporation beginning after September 24, 2004. Therefore, the Final Regulations apply to our year ended December 31, 2005 and subsequent years. On June 25, 2007, the IRS, issued new final and temporary Regulations, which apply to our taxable years ended December, 31, 2007 and subsequent years (the “New Regulations”).

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

In January 2008, NCL, formerly a corporation, became a partnership for U.S. Federal income tax purposes. An entity that is treated as a partnership for U.S. Federal income tax purposes is not a taxable entity and incurs no U.S. Federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made. Under Section 1446 of the Code, NCL would be required to withhold and remit taxes on income allocable to foreign partners. Amounts withheld may be treated as a distribution to such partners. NCL’s shareholders have adopted a United States Tax Agreement in which certain tax matters associated with the partnership status are addressed. The applicability of the exemption under Section 883 of the Code, for NCL’s international shipping income for the 2008 tax year and beyond, applies to our shareholders rather than to us. Each shareholder needs to meet the requirements of Section 883 discussed above in order for the exemption to apply to the income allocated to such shareholder.

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

We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S.-source portion of our income from the international operation of ships that is not Shipping Income will be subject to U.S. taxation. We believe that, if our Shipping Income were not exempt from Federal income taxation under Section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from

U.S.-sources, generally would be taxed on a net basis to our shareholders at graduated U.S. Federal corporate income tax rates (generally 35%). Under Section 1446 of the Code, NCL would be required to withhold and remit taxes on income allocable to foreign partners. Amounts withheld may be treated as a distribution to such partners. They would also be subject to a 30% Federal branch profits tax under section 884 of the Code, generally on the after tax portion of such income that was from U.S.-sources each year to the extent that such income was not properly viewed as reinvested and maintained in our U.S. business. Interest paid or accrued by us to some extent could be treated as U.S.-source interest and also could be subject to a 30% withholding tax and/or branch interest taxes under section 884 of the Code. We believe that NCL would not be subject to the 4% gross basis tax under section 887 of the Code on certain U.S.-source transportation income.

Income of NCL derived from U.S.-sources includes 100% of its income, if any, from transportation that begins and ends in the U.S., and 50% of its income from transportation that either begins or ends in the U.S. Income from transportation that neither begins nor ends in the U.S. would not be taxable. There are indications in the legislative history of the transportation income source rules that suggest that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. If this application of the rules is correct and if Section 883 of the Code did not apply to NCL at all, NCL’s shareholders would be subject to U.S. taxation on a relatively small amount of NCL’s income. However, since there are no regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules in the aforesaid manner is not free from doubt.

Certain State, Local and Non-U.S. Tax Matters. NCL may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property, or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of NCL may not conform to the U.S. Federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property, or operations involving foreign property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

U.S. Federal income taxation – U.S.-flagged operations

Income derived from our U.S.-flagged operations (under the NCL America brand) generally is subject to U.S. Federal and state income taxation at combined graduated rates of up to 39%, after an allowance for deductions. U.S.-source dividends and interest paid by NCL America generally would be subject to a 30% withholding tax, unless exempt under one of various exceptions.

Organizational structure

Our corporate structure is as follows1:

1	All subsidiaries are 100% owned by their immediate parent companies. Please refer to Exhibit 8.1 filed with this Annual Report on Form 20-F for a listing of our significant subsidiaries.
2	NCL Corporation Ltd. is owned 50% by Star Cruises, 37.5% by Apollo and 12.5% by TPG.
3	Ship-holding companies for our Bahamas flagged-ships.
4	Operates our Bahamas flag fleet, including ships under charter agreements with Star Cruises, and performs under contract with NCL America Inc. certain marketing, ticket issuance and other services.
5	Ship-holding companies for our U.S.-flagged ship.
6	Operates our U.S.-flagged ship.

Property, plants and equipment

Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ship under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—The fleet” and “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources”. Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Item 4—Information on the Company-Regulatory Issues—Health and Environment”.

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease approximately 233,000 square feet of facilities. We also lease approximately (i) 93,600 square feet of office space in Sunrise, Florida for sales, (ii) 27,700 square feet of office space in Hawaii for administrative operations of NCL America and Polynesian Adventure Tours; (iii) 14,000 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 8,800 square feet of office space in Germany for sales and marketing in Europe; and (v) 42,000 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Industry

Industry background

We provide cruise vacations primarily in North America, which represents the largest vacation market in the world. According to CLIA, 10.5 million North American passengers took a cruise in 2008.

Estimates of North American-sourced cruise passengers and the number of berths marketed in North America compiled by CLIA from 2004 to 2008 are as follows:

Calendar Year	Cruise Passengers Sourced in North America (1)	Berths (2)
2004	9,107,000	220,187
2005	9,670,000	227,717
2006	10,180,000	246,759
2007	10,330,000	262,690
2008	10,450,000	285,965

(1)	Based on passengers carried for at least two consecutive nights for the calendar year.

(2)	As of the end of the calendar year. These figures include ships that are marketed in North America and elsewhere.

The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, North Africa, the South Pacific, the Far East and India.

Based on the number of ships that are currently on order worldwide, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicated that at the end of 2008 and 2009, CLIA member lines have and will have an aggregate passenger capacity of 285,965 and 303,996 berths, respectively. These figures include ships that are expected to be marketed in North America and elsewhere. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, the net capacity serving North American-sourced cruise passengers is expected to increase over the next several years.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements under this caption “Item 5—Operating and Financial Review and Prospects—Management’s discussion and analysis of financial condition and results of operations,” and elsewhere in this annual report, constitute “forward-looking” statements within the meaning of Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, or the PSLRA. All statements other than statements of historical facts in this annual report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are “forward-looking” statements. Many, but not all of these statements can be found by looking for terms like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. “Forward-looking” statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those “forward-looking” statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the impact of changes in the global credit markets on our ability to borrow and counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	continued availability under our credit facilities and compliance with our covenants;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•

adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	costs of new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact on our business of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.

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

Terminology and Non-GAAP Financial Measures

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs represents the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields represents total revenues per Capacity Day.

Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our performance and is commonly used in the cruise industry to measure performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs represents Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Please see a reconciliation of these measures to items in our consolidated financial statements on page 39.

Overview

Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues.” Passenger ticket revenues and onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.

In December 2007, we introduced a new fuel supplement charged per person per day for the first and second passengers in a cabin and a lesser fee per person per day for any additional passengers in the same cabin. In October 2008, we announced we will no longer apply a fuel supplement for bookings made on or after November 10, 2008 for sailings that depart on or after January 1, 2010. The amount of refunds in the form of onboard credits, if any, for the fuel supplement for booking and sailing periods prior to this, shall be determined quarterly by the price quoted on the New York Mercantile Exchange for West Texas Intermediate fuel. We have reserved the right to reinstate the supplement should conditions warrant.

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

Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.

Our cruise operating expenses are classified as follows:

•

Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•

Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related expenses represents the cost of wages and benefits for shipboard employees.

•	Fuel expenses include fuel costs, the impact of certain fuel hedges and fuel delivery costs.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers onboard a particular cruise ship.

•	Other operating expenses consist of costs such as repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

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

Ship accounting

Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated residual value of the ship. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred. We account for dry-docking costs under the direct expense method which requires us to expense all dry-docking costs as incurred.

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2008 would have increased by $4.3 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $22.0 million.

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

We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record a material impairment charge.

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

Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for our annual and interim periods beginning January 1, 2009. We believe the adoption of SFAS No. 161 will not have a material impact on our consolidated financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS No. 141R”), and Statement of Financial Accounting Standards No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 141R and SFAS No. 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS No. 141R retains the fundamental requirements in Statement 141 “Business Combinations” while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. These Statements become simultaneously effective January 1, 2009. We believe the adoption of SFAS No. 141R and SFAS No. 160 will not have a material impact on our consolidated financial position and results of operations.

Results of operations

We reported historical total revenues, total operating expenses, operating (loss) income and net loss as shown in the following table (in thousands):

	Years Ended December 31,
	2008		2007	2006
Total revenues	$2,106,401		$2,176,894	$1,979,941

Total cruise operating expenses	$1,578,481		$1,697,019	$1,571,014

Operating (loss) income	$(63,247)[1]		$42,214	$32,580

Net loss	$(211,803)[1]		$(226,962)	$(130,899)

[1] Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship. The following table presents operating data as a percentage of revenues:

	Years Ended December 31,
	2008		2007	2006
Revenues
Passenger ticket revenues	71.3%		72.4%	72.9%
Onboard and other revenues	28.7%		27.6%	27.1%

Total revenues	100.0%		100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	16.2%		20.0%	21.7%
Onboard and other	8.7%		9.4%	9.4%
Payroll and related	17.9%		20.1%	20.9%
Fuel	12.3%		8.9%	8.3%
Food	6.0%		5.5%	5.1%
Other operating	13.9%		14.1%	13.9%

Total cruise operating expenses	75.0%		78.0%	79.3%
Marketing, general and administrative expenses	14.2%		13.2%	12.6%
Depreciation and amortization expenses	7.7%		6.8%	6.0%
Impairment loss	6.1	[1]%	0.1%	0.4%

Total operating expenses	103.0%		98.1%	98.3%

Operating (loss) income	(3.0	)[1]%	1.9%	1.7%

Non-operating income (expenses)
Interest income	0.1%		0.1%	0.1%
Interest expense, net of capitalized interest	(7.2)%		(8.0)%	(6.9)%
Other expenses, net	—%		(4.4)%	(1.5)%

Total non-operating expenses	(7.1)%		(12.3)%	(8.3)%

Net loss	(10.1	)[1]%	(10.4)%	(6.6)%

The following table sets forth selected statistical information:
	Years Ended December 31,
	2008		2007	2006
Passengers Carried	1,270,281		1,304,385	1,153,844
Passenger Cruise Days	9,503,839		9,857,946	8,807,632
Capacity Days	8,900,816		9,246,715	8,381,445
Occupancy Percentage	106.8%		106.6%	105.1%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Years Ended December 31,
	2008	2007	2006
Passenger ticket revenues	$1,501,646	$1,575,851	$1,442,628
Onboard and other revenues	604,755	601,043	537,313

Total revenues	2,106,401	2,176,894	1,979,941
Less:
Commissions, transportation and other	341,936	434,749	429,280
Onboard and other	182,817	204,768	186,240

Net revenues	$1,581,648	$1,537,377	$1,364,421

Capacity Days	8,900,816	9,246,715	8,381,445
Gross Yields	$236.65	$235.42	$236.23
Net Yields	$177.70	$166.26	$162.79

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Years Ended December 31,
	2008	2007	2006
Total cruise operating expenses	$1,578,481	$1,697,019	$1,571,014
Marketing, general and administrative expenses	299,827	287,093	249,250

Gross Cruise Costs	1,878,308	1,984,112	1,820,264
Less:
Commissions, transportation and other	341,936	434,749	429,280
Onboard and other	182,817	204,768	186,240

Net Cruise Costs	$1,353,555	$1,344,595	$1,204,744

Capacity Days	8,900,816	9,246,715	8,381,445
Gross Cruise Costs per Capacity Day	$211.03	$214.57	$217.18
Net Cruise Costs per Capacity Day	$152.07	$145.41	$143.74

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues

Net revenues increased 2.9% in 2008 compared to 2007 primarily due to a 6.9% increase in Net Yields partially offset by a 3.7% decrease in Capacity Days. The increase in Net Yields in 2008 was primarily the result of higher passenger ticket pricing and onboard and other revenues. The decrease in Capacity Days was the result of the departure of Norwegian Wind, Norwegian Crown, Marco Polo and Norwegian Dream which left the fleet upon expiration of the relevant charter agreements in April 2007, November 2007, March 2008 and November 2008, respectively, as well as the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008. This decline in capacity was partially offset by the addition of Norwegian Gem which entered our fleet in October 2007. The increase in onboard and other revenues was primarily due to increased revenues from our gaming operations and art concessionaire. Gross Yields remained relatively unchanged compared to 2007 primarily due to the increase in Net Yields; however, this increase was primarily offset by fewer passenger purchases for air transportation.

Expenses

Net Cruise Costs increased 0.7% in 2008 compared to 2007 primarily due to a 4.6% increase in Net Cruise Costs per Capacity Day partially offset by a 3.7% decrease in Capacity Days mentioned above. The increase in Net Cruise Costs per Capacity Day was primarily attributable to higher fuel expenses and marketing, general and administrative expenses partially offset by lower payroll and related expenses. Average fuel prices, including the impact of fuel swaps, increased 41.5% to $561 per metric ton in 2008 from $396 per metric ton in 2007. Marketing, general and administrative expenses increased mainly due to additional professional fees incurred primarily in connection with legal costs and management consulting projects. Lower payroll and related expenses resulted from the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from our Hawaii market to our international fleet. Gross Cruise Costs per Capacity Day decreased 1.6%.

Depreciation and amortization expenses increased 9.8%, compared to 2007. The increase was primarily due to the addition of Norwegian Gem which entered service in October 2007.

In 2008, an impairment loss of $128.8 million was recorded in our consolidated statement of operations as a result of the cancellation of a contract to build a ship. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest. In 2007, we finalized the sale of Oceanic, formerly known as Independence and in order to reflect the asset at its net realizable value, we recorded an impairment loss of $2.6 million in our consolidated statement of operations.

Other Income (Expenses)

Interest income increased to $2.8 million from $1.4 million in 2007. The increase was due to higher average cash balances during 2008 compared to 2007. Interest expense, net of capitalized interest, decreased to $152.4 million in 2008 from $175.4 million in 2007 primarily due to lower average interest rates and a decrease in average outstanding borrowings. Other income (expenses), net improved to a $1.0 million gain in 2008 from a $95.2 million loss in 2007. In 2008, foreign currency translation gains of $101.8 million were primarily offset by $99.9 million of losses due to the change in fair value of our fuel derivative contracts. In 2007, the expenses were primarily due to foreign currency translation losses of $94.5 million.

Year ended December 31, 2007 compared to year ended December 31, 2006

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

In July 2007, we finalized the sale of Oceanic, formerly known as Independence. In order to reflect this asset at its net realizable value, we recorded an impairment loss of $2.6 million in our consolidated statement of operations.

Other (Expenses) Income

Interest income decreased to $1.4 million in 2007 from $3.4 million in 2006. The decrease was due to lower average cash balances during 2007 compared to 2006. Interest expense, net of capitalized interest, increased to $175.4 million in 2007 from $136.5 million in 2006, primarily as a result of an increase in average outstanding borrowings (primarily related to the acquisition of new ships). Other expenses, net increased to a loss of $95.2 million in 2007 from a loss of $30.4 million in 2006. The losses were primarily due to foreign currency translation losses of $94.5 million in 2007 compared to foreign currency translation losses of $38.9 million in 2006 primarily due to revaluation of our Euro-denominated debt to U.S. dollars. Also, in 2006 we received $7.3 million in connection with a settlement agreement for claims against the builder of Pride of America for post-delivery costs incurred by us.

Liquidity and capital resources

Net cash used in operating activities was $23.3 million in 2008 and net cash provided by operating activities was $36.3 million and $147.5 million for the years ended December 31, 2007 and 2006, respectively. Cash used in operating activities is primarily due to a decrease in advance ticket sales in 2008. The changes in cash provided by operating activities is primarily due to timing differences in cash payments relating to operating assets and liabilities in 2007 and 2006.

Net cash used in investing activities was $166.2 million, $581.6 million and $756.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. Additions of property and equipment, net were $163.6 million, $582.8 million and $809.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The amounts were primarily related to progress payments for ships under construction in 2008 and deliveries of Norwegian Gem in 2007 and Pride of Hawai’i and Norwegian Pearl in 2006 as well as progress payments for ships under construction in those two years.

Net cash provided by financing activities was $335.0 million, $522.0 million and $611.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash from financing activities in 2008 was primarily due to proceeds from the issuance of shares in connection with the Apollo transaction of $948.1 million. In 2008, repayments on our senior secured revolving credit facilities and payments on other outstanding loans were partially offset by borrowings under these facilities, for an aggregate net amount of $160.9 million. In 2008, $240.2 million of our $250.0 million, 10 5/8% Senior Notes (“Notes”) were tendered to us resulting in $9.8 million of Notes outstanding. In connection with the payment of these Notes, we expensed $6.8 million of unamortized loan fees which is included in interest expense, net of capitalized interest, in the consolidated statement of operations. Also in 2008, we had $211.3 million in transactions with Star Cruises primarily due to the Reimbursement and Distribution Agreement. In 2007, we made total payments of $323.5 million in connection with our various facilities and our revolving credit facility. In 2007, we drew 312.8 million Euro ($445.2 million at drawdown date) under our Euro 624.0 million revolving credit facility and Euro 5.0 million ($7.1 million at delivery) in cash to fund the delivery of Norwegian Gem. We also drew $394.7 million on our revolving credit facilities for general corporate purposes. In 2006, we drew 130.0 million Euro in conjunction with the delivery of Pride of Hawai’i ($157.4 million as of drawdown date). In 2006, we drew $260.0 million on our revolving credit facility for general corporate purposes, including progress payments on ships. Also in 2006, we drew 311.2 million Euro ($410.8 million at drawdown date) under our Euro 624.0 million revolving credit facility to fund the delivery of Norwegian Pearl. We also entered into a $610.0 million senior secured revolving credit facility and drew $390.0 million in 2006 which refinanced two loans secured by Norwegian Dawn and Norwegian Sun. Lastly, in 2006 we made total payments of $809.7 million in connection with our various facilities and our revolving credit facility. We received $208.0 million in capital contributions from Star Cruises including the amount related to the Orient Lines tradename.

Capitalized interest decreased to $4.6 million for the year ended December 31, 2008 from $18.8 million for the year ended December 31, 2007 and $21.9 million for the year ended December 31, 2006. In 2008, we expensed $9.9 million of capitalized interest due to an impairment charge in connection with the cancellation of a contract to build a ship. The decreases were also due to lower levels of investments in ships under construction during these periods.

Future capital commitments

Future capital commitments consists of contracted commitments and future expected capital expenditures necessary for operations. As of December 31, 2008, we anticipate that capital expenditures will be approximately $185.5 million, $1,004.2 million and $71.7 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of December 31, 2008.

In September 2008, one of our subsidiaries, F3 One, Ltd. cancelled the contract to build an F3 ship (we refer you to our consolidated financial statements Note 10 “Commitments and Contingencies (c) Material litigation, (vi)”). As of December 31, 2008, we have recorded an impairment loss of $128.8 million in connection with the cancellation of this contract. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest. A separate contract to build Norwegian Epic remains in force with additional capacity of approximately 4,200 berths and anticipated delivery in the second quarter of 2010.

The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of December 31, 2008, is approximately $1.2 billion. As of December 31, 2008, we have incurred and capitalized costs of $147.4 million for Norwegian Epic. The remaining cost of the ship as of December 31, 2008, is subject to fluctuations in the Euro/U.S. dollar exchange rate.

Contractual Obligations:

As of December 31, 2008, our contractual obligations, with initial or remaining terms in excess of one year, including interest expense on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations(1)	$2,645,440	$179,650	$764,298	$869,298	$832,194
Operating lease obligations(2)	47,740	7,336	11,108	8,650	20,646
Ship purchase obligations(3)	1,093,949	149,673	944,276	—	—
Port facilities(4)	185,616	19,956	34,195	36,954	94,511
Capital lease obligations(5)	11,061	2,837	6,678	1,546	—
Other(6)	59,691	37,136	20,635	1,920	—

Total	$4,043,497	$396,588	$1,781,190	$918,368	$947,351

(1)	Assumes LIBOR rate of 1.425% and EURIBOR of 2.892% for all periods and Euro/U.S. dollar exchange rate of 1.3971.
(2)	We are obligated under noncancellable operating leases primarily for offices, motor vehicles and office equipment.
(3)	Amounts represent contractual obligations with initial terms in excess of one year; assumes Euro/U.S. dollar exchange rate of 1.3971.
(4)	Amounts represent future commitments with remaining terms in excess of one year to pay for our usage of a New York City cruise terminal, Fanning Island, Bermuda and Miami port facilities.
(5)	Capital leases are primarily for buses for Hawaii operations.
(6)	Amounts represent future commitments with remaining terms in excess of one year to pay for primarily service, maintenance contracts and a charter agreement.

We refer you to “Funding Sources” below for amended long-term debt terms.

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past and as of December 31, 2008 none are pending.

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

Funding sources

As of December 31, 2008, our liquidity was $365.7 million consisting of $185.7 million in cash and cash equivalents and $180.0 million available to borrow under our revolving credit facilities. Under one of our revolving credit facilities, the availability increased by $100.0 million to the full $610.0 million after we received more than the required minimum of an additional $200.0 million of equity in January 2008.

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement dated August 17, 2007 among us, Star Cruises and NCL Investment Ltd. and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises. The net proceeds of the equity investment were $948.1 million. The net proceeds of the equity investment were used to repay existing indebtedness of $900.0 million and used for general corporate purposes. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding share capital from Apollo (we refer you to our consolidated financial statements Note 6 “Related Party Disclosures”).

Under the terms of the indenture dated July 15, 2004 between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee, governing our Notes, the Apollo investment constituted a “change of control” requiring us, within 30 days of the closing of the investment, to offer to repurchase any and all of the outstanding Notes at a purchase price equal to 101% of the outstanding principal amount of the Notes, together with all accrued but unpaid interest up to but not including the date of repurchase. Accordingly, we offered to repurchase these Notes on February 5, 2008 and the offer to repurchase expired on March 7, 2008. During this period, the Notes tendered had a total purchase price of $246.6 million which have been paid through a borrowing from our available senior secured revolving credit facilities. As of December 31, 2008, we had $9.8 million of Notes outstanding.

We have export credit financing for 80% of the contract amount and change orders for Norwegian Epic. This financing cannot exceed $926.1 million, based on the Euro/U.S. dollar exchange rate as of December 31, 2008.

In October 2008, our Euro 624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility, due through 2019, was converted into U.S. dollars and the applicable interest rate was converted from a floating EURIBOR-based rate to a floating LIBOR-based rate.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property are pledged as collateral for our debt. We were in compliance with all covenants as of December 31, 2008.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce consumer demand for cruises and adversely affect our counterparty credit risks. Should this environment continue to deteriorate, this could adversely impact our business, financial condition and results of operations.

We have commitments of approximately $396.6 million due during the 12-month period ending December 31, 2009. We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

In March 2009, we amended certain terms of substantially all of our debt agreements. The amended terms include the extension of the maturity of the $300.0 million senior secured term loan and the $500.0 million senior secured revolving credit facility (together, the “$800.0 million facility”) from July 2010 to January 2012. Also, the amended terms include the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants. In connection with the amendments, an aggregate of $100.0 million of equity was contributed by our shareholders. Our next principal payment due on any of our outstanding debt is in January 2011.

We are in the process of negotiating with a credit card processor the terms of our current agreement, including maintaining a “holdback”. Although the specific terms of an agreement have yet to be finalized, we believe the “holdback” will be based on a reasonable level of advanced credit card sales which are processed in the normal course of our business.

For further information about our long-term debt, we refer you to our consolidated financial statements Note 5 “Long-Term Debt” and Note 13 “Subsequent Events”.

Financial instruments and other

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our consolidated financial statements Note 7 “Financial Instruments,” for further detail.

Interest rate risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of December 31, 2008, 19% of our debt was fixed and 81% was floating, and we had one interest rate swap agreement in place through October 2010. Changes in the fair value of the swap are recorded in other income (expenses) in our consolidated statement of operations. A one percentage point increase in interest rates would increase our 2009 interest expense by approximately $15.4 million.

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk relates primarily to our ship-building contract and to our Euro-denominated debt. Our ship-building contract is denominated in Euro and any associated debt agreements are denominated in either U.S. dollars or Euro with certain conversion options. If denominated in Euro, our principal and interest payments for the debt will be payable in Euro, and will be subject to the exchange rate of the Euro at the time these payments are due. From time to time, we enter into foreign currency forward contracts and/or option contracts for these payments. As of December 31, 2008, we had foreign currency forward contracts related to these Euro-denominated contractual obligations with an aggregate notional amount of $66.4 million maturing through October 2009. A hypothetical 10% strengthening of the Euro as of December 31, 2008, assuming no change in comparative interest rates, would have resulted in a $43.3 million increase in the U.S. dollar cost of our Euro-denominated ship-building contract and debt. This increase would be partially offset by an increase in the fair value of our Euro-denominated forward contracts. During 2008 and 2007, respectively, we included a $1.1 million and $4.6 million gain, respectively, related to forward contracts in our consolidated statements of operations.

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

Fuel price risk

Our exposure to market risk for changes in fuel prices relates to the forcasted consumption of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expenses, was 16.4% in 2008, 11.4% in 2007 and 10.5% in 2006. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2008, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $26.2 million maturing through December 31, 2009. In 2008, we entered into three-way collar contracts to economically hedge our forecasted fuel purchases through December 31, 2009. A three-way collar contract is a combination of options: a sold call, a buy call and a sold put. These three contracts work simultaneously as one instrument to protect exposure to certain fluctuations in fuel prices. The sold call establishes the maximum price that we will receive for the contracted fuel volumes. The buy call establishes the maximum price that we would pay for the contracted fuel volumes. The sold put represents the amount we are committed to pay for the fuel volumes even if the market price of fuel falls below this committed amount. During 2008, we paid $25.0 million in settlement of certain three-way collar contracts. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2008 would increase our anticipated 2009 fuel expense by approximately $11.6 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements and three-way collar contracts of approximately $8.4 million.

Fair value for our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points (we refer you to our consolidated financial statements, Note 7 “Financial Instruments” for more regarding fair value).

Related party transactions

We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions” for details of our related party transactions.

Item 6.	Directors, Senior Management and Employees

Directors and senior management

The members of our Board of Directors and our executive officers as of March 26, 2009 are:

Name	Age	Position with NCL
Tan Sri Lim Kok Thay	57	Chairman of the Board of Directors
David Chua Ming Huat	46	Director
Marc J. Rowan	46	Director
Steve Martinez	40	Director
Adam M. Aron	54	Director
Walter L. Revell	74	Director, Chairman of the Audit Committee
Karl Peterson	38	Director
Kevin M. Sheehan	55	Chief Executive Officer and Chief Financial Officer
Roberto Martinoli	56	President and Chief Operating Officer
Gregory W. Hunt	52	Executive Vice President, Strategic and Commercial Development
Andrew Stuart	45	Executive Vice President, Global Sales and
		Passenger Services
Daniel S. Farkas	40	Senior Vice President and General Counsel
Howard L. Flanders	51	Senior Vice President of Finance and Treasurer

Tan Sri Lim Kok Thay became the Chairman of the Board of Directors of the Company on December 16, 2003. Tan Sri Lim is Chairman, President and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; manufacturing and trading in paper and paper-related products; generation and supply of electric power and oil and gas exploration activities. Tan Sri Lim is also Chairman, President and Chief Executive of RWB and Joint Chief Executive of Asiatic Development Berhad, both of which are publicly listed companies in Malaysia and subsidiaries of Genting Berhad; a director of Resorts World Limited, Joondalup Limited, Cove Investments Limited, and GHL acting as trustee of the Golden Hope Unit Trust, which are substantial shareholders of Star Cruises; the Chairman of Genting International PLC, a public company listed on the Singapore Stock Exchange and a subsidiary of Genting Berhad; and Chairman, President and Chief Executive Officer of Star Cruises, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim was involved with Star Cruises since its formation in 1993. Tan Sri Lim was also involved in the development of the Genting Highlands Resort in Malaysia and the overall concept and development of the Burswood Resort in Perth, Australia, the Adelaide casino in South Australia and Foxwoods Casino Resort in Connecticut. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979.

David Chua Ming Huat became a Director of the Company in 2008. He has served as President of Star Cruises since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he had held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with extensive knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business. He was a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad from April 1998 to May 2002. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada.

Marc J. Rowan became a Director of the Company in January 2008. He is a founding partner of Apollo Management, L.P., a private investment partnership that manages a series of institutional funds focused on complex equity investments, leveraged buyouts and corporate reorganizations. Mr. Rowan currently serves on the board of directors of AAA, an Apollo-sponsored multi-billion dollar alternative investment manager and MSV LP, a North American provider of mobile satellite communications services. He has previously served on the boards of directors of National Cinemedia, Unity Media SCA, AMC Entertainment, Wyndham International, Vail Resorts, Inc., Samsonite Corporation, SkyTerra Communications Inc., Quality Distribution, Inc., National Financial Partners, Inc., New World Communications, Inc., Furniture Brands International and Culligan Water Technologies. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the board of directors of the National Jewish Outreach Program, Riverdale Country School and the Undergraduate Executive Board of The Wharton School. Prior to joining Apollo, Mr. Rowan was a member of the mergers and acquisitions department of Drexel Burnham Lambert, Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan graduated Summa Cum Laude from The University of Pennsylvania’s Wharton School of Business with a Bachelor of Science and a Master’s of Business Administration degree in Finance.

Steve Martinez became a Director of the Company in January 2008. He joined Apollo Management, LP in 2000. Prior to that time, Mr. Martinez was employed by Goldman Sachs & Co. in its Mergers & Acquisitions Group. Before that Mr. Martinez was an associate with Bain & Company. Mr. Martinez serves on the boards of directors of Jacuzzi Brands, Rexnord Industries and Prestige Cruise Holdings, the owner of a controlling stake in Oceania Cruises and Regent Seven Seas Cruises. Mr. Martinez received a Master’s of Business Administration degree from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively, graduating Magna Cum Laude.

Adam M. Aron became a Director of the Company in January 2008. He is Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo Management L.P. Mr. Aron has previously served as President and CEO of NCL, Senior Vice President of Marketing for United Airlines, Senior Vice President-Marketing for Hyatt Hotels Corporation, and Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc. Mr. Aron currently serves on the board of directors of Starwood Hotels and Resorts Worldwide, FTD and Marathon Acquisition Corp., and Prestige Cruise Holdings, the owner of a controlling stake in Oceania Cruises and Regent Seven Seas Cruises. Mr. Aron also serves on the board of directors of a number of non-profit organizations. He is a member of the Council on Foreign Relations, Business Executives for National Security, and is a former member of the Young Presidents’ Organization. In addition Mr. Aron serves as First Vice Chairman of the Travel Industry Association of America and as Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron has worked in the Federal government and was previously selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation in 2000 and was a delegate to President Clinton’s White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College.

Walter L. Revell became a Director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Mr. Revell is Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Mr. Revell also serves as a director of The St. Joe Company, a publicly traded company that is Florida’s largest private land owner and a major real estate developer, and as a director of International Finance Bank in Miami, Florida. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials and Sun Banks of Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and has been a member of The Florida Council of 100 since 1972. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco.

Karl Peterson became a Director of the Company in July 2008. He is a partner of TPG Capital. Since joining TPG Capital in 2004, Peterson has led TPG Capital’s investment activities on travel, leisure, media and entertainment. Prior to 2004, he was President and Chief Executive Officer of Hotwire Inc. Peterson led Hotwire from inception through its highly successful sale to InterActiveCorp for $680.0 million in 2003. Before his work at Hotwire.com in 2000, Peterson was a principal of Texas Pacific Group based in San Francisco. Prior to joining Texas Pacific Group, he was an investment banker in the Mergers & Acquisitions department and the Leveraged Buyout Group of Goldman, Sachs & Company from 1992 to 1995. Peterson currently serves on the boards of directors of Sabre Holdings and Harrah's Entertainment, as well as on the Board of JustGive.org, a charitable contribution website. Peterson received his bachelor’s degree from the University of Notre Dame and was elected to Beta Gamma Sigma.

Kevin M. Sheehan has served as the Chief Executive Officer and Chief Financial Officer of the Company since 2008. Previously he was the President, Executive Vice President and Chief Financial Officer of the Company. Prior to joining us in November 2007, Mr. Sheehan served a nine-year career with Cendant including five years as President and CFO of Avis Group, two years as Cendant Chief Financial Officer and two years as Chairman and Chief Executive Officer of Cendant's Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express. He previously spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. He is a graduate of Hunter College and the New York University Graduate School of Business and is a Certified Public Accountant. Mr. Sheehan serves on the board of directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE “GHS”).

Roberto Martinoli became President and Chief Operating Officer of the Company in March 2009. Prior to this, he was Advisor to Apollo Management from 2008 to 2009. Before joining Apollo he was Executive Vice President of Operations at Carnival Cruise Lines from 2000 to 2008 and Senior Vice President at Costa Crociere from 1997 to 2000. He also owned and operated Martinoli SAM from 1976 to 1997, a ship management and consulting company. Martinoli holds a master’s degree in naval architecture and marine engineering from the University of Genoa and attended an Executive Advance Program at Kellogg Northwestern University, Illinois. He currently serves on the board of directors of Vships Marine, Monaco and Grandi Navi Veloci, Italy.

Gregory W. Hunt has served as the Executive Vice President, Strategic and Commercial Development of the Company since December 2007. He oversees on-board revenue including gaming operations. He also spearheads a new strategic planning initiative as well as the commercial development of licensing opportunities and business partnerships. Prior to joining us in December 2007, Mr. Hunt had held senior operating positions at companies owning and developing such household names as Culligan, Samsonite,

Coldwell Banker and Century 21. Most recently, before joining us, he has been working for Apollo in the United Kingdom and prior to that was Senior Vice President and Chief Financial Officer at Tweeter Home Entertainment Group. He is a graduate of the University of Vermont and is a Certified Public Accountant.

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. In April 2008, he held the position of Executive Vice President and Chief Product Officer and Senior Vice President of Marketing and Sales since August 1998 and, prior to that, he was our Senior Vice President of Passenger Services. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Daniel S. Farkas has served as Senior Vice President and General Counsel of the Company since February 2008 and he joined us in January 2004. He previously held the positions of Vice President and Assistant General Counsel and prior to that was our Assistant General Counsel. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami Dade County, Florida. Mr. Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.

Howard L. Flanders has served as the Senior Vice President of Finance and Treasurer of the Company since December 2008 and he joined us in April 2008. As Senior Vice President of Finance and Treasurer, Mr. Flanders is responsible for all aspects of Treasury, Tax, Internal Audit, Corporate Planning and the Controller’s group. Mr. Flanders has over 25 years of Finance and Treasury experience. Before joining us in April 2008, he served as Executive Vice President and Chief Financial Officer of a publicly held electronics components company in Miami, Florida. Prior to that, Mr. Flanders held positions with Reliance Group Holdings, as well as PricewaterhouseCoopers, both in New York. Mr. Flanders received a Bachelors of Science degree in Accounting from Florida State University and is a Certified Public Accountant.

Theresa Grant is the Secretary of the Company. She is a corporate administrator employed by Coson Corporate Services Limited. Jonathan Betts is the Resident Representative of the Company. He is an Associate Attorney at Cox Hallett Wilkinson.

We refer you to “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions” for a discussion of the arrangement pursuant to which our Affiliates appoint directors onto our Board of Directors.

Compensation of directors and executive officers

The aggregate cash compensation paid to our directors and executive officers for the year ended December 31, 2008 was $9.2 million. Also, we have entered into a severance agreement with one of our executives and have recognized costs associated with this of $25.3 million and accrued a current liability of $8.2 million in our consolidated financial statements. These amounts include fully-vested profit units with payments contingent upon the Company achieving certain hurdles and distributions.

Share option scheme for shares of Star Cruises

Share options have been granted to certain directors of Star Cruises and NCL and employees of Star Cruises and NCL under the Star Cruises Employees Share Option Scheme for Executives. This Scheme is comprised of the “Pre-listing Employee Share Option Scheme” which was originally adopted by Star Cruises on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the “Post-listing Employee Share Option Scheme” adopted by Star Cruises on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002). The Pre-listing and Post-listing Employee Share Option Schemes provide for subscription for ordinary shares of Star Cruises.

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

On December 28, 2006, Star Cruises completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options were adjusted accordingly. As of December 31, 2008, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 389,377 at an exercise price of $0.40 per share and 41,676,930 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 843,653 granted to executive officers and directors, respectively. Such amounts exclude outstanding share options granted to Tan Sri Lim. As of December 31, 2008, he had outstanding share options under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme of 3,082,562 and 11,218,261, respectively.

Incentive Bonus Plans, qualified and non-qualified benefit plans

Incentive Bonus Plans. We maintain annual incentive bonus plans for our senior executives and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

401(k) Plan. We maintain a 401(k) Plan for our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of each participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code (the “Code”).

Supplemental Executive Retirement Plan. We also maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the 401(k) Plan. We record an expense for amounts credited to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the Code.

Supplemental Senior Executive Retirement Plan. We maintain a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan for one of our former executives. We have recorded an accrual of $9.6 million and $9.5 million with respect to the SSERP Plan as of December 31, 2008 and 2007, respectively. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.

We recorded expenses related to the above 401(k) Plan, SERP and SSERP Plan of $3.6 million, $4.2 million and $1.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. No amounts were contributed under the SERP Plan or SSERP Plan by us as of December 31, 2008, 2007 and 2006 as the SERP Plan and SSERP Plans are unfunded.

Board practices

Terms of directors and executive officers

At the time of filing of this annual report, all of our current directors serve until re-elected or their successors are appointed at our annual general meeting. Currently, two committees have been established by our Board of Directors: the Audit Committee and the Compensation Committee.

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of our financial statements; (ii) the performance of the internal audit services function; (iii) the engagement of the independent auditor and the evaluation of the independent auditor's qualification, independence and performance; and (iv) compliance by us with legal and regulatory requirements. The Audit Committee has established a written charter which describes the purpose, organization, authority and responsibilities of the Audit Committee. A copy of the Audit Committee Charter is available on our website at www.ncl.com under “About NCL—For Investors—Corporate Governance.” At the time of filing of this annual report, Mr. Revell is the chair of, and he, and Mr. Martinez, serve on our Audit Committee. The Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations.

The purpose of the Compensation Committee is to assist the Board of Directors in fulfilling its overall responsibilities with respect to: (i) the evaluation and compensation of our CEO and CFO; (ii) the appointment of officers; (iii) the establishment of salaries, incentives and other forms of compensation for Executive Vice Presidents and members of the Board of Directors; and (iv) the establishment and administration of incentive compensation, benefit and stock-related plans provided to our employees (but our Board retains the authority to interpret those plans). The Compensation Committee has established a written charter which describes the purpose, composition, responsibilities, meetings, resources and authority, periodic review of the charter, and periodic performance evaluations of the Compensation Committee. A copy of the Compensation Committee Charter is available on our website at www.ncl.com under “About NCL—For Investors—Corporate Governance.” At the time of filing of this annual report, Tan Sri Lim, Marc Rowan and Steve Martinez serve on our Compensation Committee. Steve Martinez is the Chairman of the Compensation Committee.

Our executive officers have employment agreements with us that provide for benefits upon termination of employment by us without cause, by the executive for good reason (and in some cases, without good reason) and in connection with a change in control. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors.

Employees

The following table shows the divisional allocation of our employees as of December 31, 2008, 2007 and 2006.

	As of December 31,
	2008	2007	2006
Shipboard (1)	11,125	12,115	12,145
Shoreside	1,842	2,175	2,052

Total	12,967	14,290	14,197

(1)	Does not include crew members that were on leave as of the respective dates.

In 2008, less shipboard crew was primarily due to two ships leaving the fleet and in 2008 less shoreside employees was primarily due to restructuring efforts.

Also, we refer you to “Item 3—Key Information—Risk factors—Risks relating to our business” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.

Share Ownership

The directors and our executive officers do not own ordinary shares of our Company or options exercisable into ordinary shares of our Company.

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary shares from Apollo for $250.0 million. Prior to the transactions, Star Cruises owned 100% of our ordinary shares. As of March 26, 2009, our principal shareholders are:

Shareholder	Number of Shares(4)	Percentage Ownership
Star Cruises (1)	10,000,000	50.0%

Apollo (2)	7,500,000	37.5%

TPG (3)	2,500,000	12.5%

(1)	Star Cruises owns our ordinary shares indirectly through Star NCLC Holdings Ltd, a Bermuda wholly-owned subsidiary.
(2)	Apollo affiliates, NCL Investment Ltd., a Bermuda company, and NCL Investment II Ltd., a Cayman Islands company, own 2,645,036 ordinary shares and 4,854,964 ordinary shares, respectively.
(3)	TPG Viking I, L.P., a Cayman Islands limited partnership, TPG Viking II, L.P., a Cayman Islands limited partnership, and TPG Viking AIV III, L.P., a Delaware limited partnership, own 1,864,309 ordinary shares, 548,684 ordinary shares and 87,007 ordinary shares, respectively.

(4)	Star Cruises and our Board of Directors approved a share split on November 12, 2007. As of December 31, 2008, we had 25,000,000 shares authorized and 20,000,000 ordinary shares issued and outstanding with par value $.0012 per share.

Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Star Cruises and NCL Investment Ltd. (the “Shareholders’ Agreement”), Star Cruises, subject to certain consent rights, has granted to Apollo the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008) along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements. Each TPG affiliate purchasing ordinary shares is considered a permitted transferee of Apollo and all ordinary shares purchased by TPG are deemed owned by Apollo under the Shareholders’ Agreement. We refer you to “Related party transactions” below, for more details on the Shareholders’ Agreement.

As of March 26, 2009, the principal shareholders of Star Cruises are:

Shareholder	Percentage Ownership in Star Cruises
GHL (1)	47.42%
RWB (2)	19.30%

(1)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.
(2)	RWB is a Malaysian company listed on the main board of Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.

As a result, an aggregate of 67% of Star Cruises’ outstanding shares is owned by RWB and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of March 26, 2009.

Related party transactions

Transactions with Star Cruises, Apollo and TPG

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises. The net proceeds of the equity investment, $948.1 million, were used to repay existing indebtedness and general corporate purposes. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary shares from Apollo for $250.0 million.

In connection with the transactions described above, we entered into a reimbursement and distribution agreement, a shareholders’ agreement and subscription agreement, each of which are described below.

Amounts due to Star Cruises as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the “Reimbursement and Distribution Agreement,” see below for more on the “Reimbursement and Distribution Agreement”. Amounts due from Star Cruises as of December 31, 2007 of $0.2 million, are non-interest bearing and represent short-term intercompany transactions.

For the year ended December 31, 2007, we received $3.7 million reimbursed to us by Star Cruises for ship-related costs. For the year ended December 31, 2006, we recorded legal and other costs in the amount of $0.2 million, all of which was reimbursed to us by Star Cruises.

In 2006, we transferred the Orient Lines tradename to Star Cruises for $16.0 million and recognized an impairment loss of $8.0 million.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement with NCL Investment Ltd. and Star Cruises Limited which sets out arrangements in relation to the NCLA business, including the subsidizing by Star Cruises of certain losses of NCLA. The Reimbursement and Distribution Agreement became effective on January 7, 2008. Pursuant to the Reimbursement and Distribution Agreement, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the Reimbursement and Distribution Agreement to transfer Pride of Aloha to Star Cruises, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Star Cruises in the amount of $280.7 million which represents the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Star Cruises was obligated to reimburse us for certain losses of NCLA and for certain expenses through December 31, 2008 in the amount of $56.0 million as a reduction in amounts due to Star Cruises which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement, which settled the liability to Star Cruises as of December 31, 2008, in the amount of $280.7 million. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

In addition, in July 2008, we paid Star Cruises $196.9 million in connection with the terms of the Reimbursement and Distribution Agreement through a borrowing on an existing senior secured revolving credit facility.

The related party transactions above primarily attributed to the change in additional paid-in-capital of $527.2 million.

The Shareholders’ Agreement

On August 17, 2007 we, NCL Investment Ltd. and Star Cruises entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of Apollo and Star Cruises as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008), a wholly-owned subsidiary of Star Cruises, along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements.

Apollo and Star Cruises were, up until July 2008, entitled to appoint three and two members to our Board of Directors, respectively. Pursuant to a separate agreement between Apollo and TPG, TPG is entitled to designate a non-voting observer who is permitted to attend meetings of our Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on our Board of Directors by two additional members. As a result, Apollo and Star Cruises have increased their representation to appoint four and three members, respectively.

Subject to Star Cruises’ consent rights as described below, Apollo has the right to vote the shares held by Star Cruises. In the event that the ratio of the aggregate holding of equity securities of Apollo (and certain of their permitted transferees) to the holding of equity securities of Star Cruises (and certain of their permitted transferees, including TPG) falls below 0.6, these rights will cease.

Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Star Cruises, which include, among others, the following:

•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200.0 million;

•

the primary issuance by us of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	subject to limited exceptions, the issuance by us of equity securities in a private offering to third parties;

•	any capital expenditures with the aggregate amount exceeding $20.0 million;

•	declaring or paying any non-pro rata dividends or distributions:

•	any changes to our memorandum of association or bye-laws: and

•	hiring a new chief executive officer of the Company, provided, however, such consent should not be unreasonably withheld.

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issuance of new shares. In addition, at any time after 24 months from January 7, 2008, Apollo and Star Cruises will have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Following an initial public offering, TPG will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby Apollo sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Star Cruises has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that Apollo shall first offer Star Cruises the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

The Subscription Agreement

On August 17, 2007, Star Cruises, NCL Investment Ltd. and we entered into a subscription agreement (the "Subscription Agreement”) which set out the terms for the $1 billion equity investment by, and issuance of shares, to NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Star Cruises have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Star Cruises have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Star Cruises and NCL Investment Ltd. Both NCL Investment Ltd.'s and Star Cruises’ indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Star Cruises is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Star Cruises had actual knowledge on such date. Star Cruises’ indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Star Cruises may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

Other

Norwegian Majesty will leave the fleet upon expiration of the relevant charter agreement in November 2009. In January 2009, we entered into an agreement with Star Cruises to charter-in Norwegian Sky through 2010.

Item 8.	Financial Information

We refer you to “Item 18—Financial Statements” beginning on page F-2.

Legal proceedings

Material litigation

(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas State court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The State court’s grant of our motion for summary judgment was reversed in part on appeal and remanded for trial. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign-flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. In August 2008, we settled both the Federal and State actions. These settlements did not have a material impact on our consolidated financial position, results of operations or cash flows.

(ii)	In May 2003, an explosion in the boiler room onboard S/S Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. On May 2, 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and on May 21, 2008, Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S/S Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid on May 27, 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crewmembers and passengers involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held on August 13, 2008. On August 18, 2008, the Court awarded $7.7 million of restitution which was paid in September 2008. NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL, has as well, agreed to enter into a civil Consent Judgment with the United States Attorney’s Office for the Southern District of Florida and will assume legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant.

(iii)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iv)	The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation.

(v)	On May 20, 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vi)	The Company and two of its subsidiaries, F3 One, Ltd. and F3 Two, Ltd. (the “Buyers”), were involved in a dispute with Aker Yards S.A. (“Aker”) about Aker’s performance of its obligations under two contracts between Aker and the Buyers for the construction of two cruise ships. On August 19, 2008, the Buyers filed in the High Court in London and served proceedings seeking declaratory relief and damages from Aker for breach of contract. On September 2, 2008, the Buyers exercised their right to cancel the contract to build the hull of an F3 ship. On October 3, 2008, Aker served proceedings it had filed in the High Court in London in September against F3 One, Ltd. for breach of contract. On December 16, 2008, the parties entered into a settlement agreement resolving all disputed issues and resulting in the purchase of one vessel (we refer you to our consolidated financial statements Note 10 “Commitments and Contingencies (b) Capital expenditures”).

(vii)

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

Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past and as of December 31, 2008 none are pending.

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

Item 9.	The Offer and Listing Details

Our ordinary shares are not traded on any securities exchange or other regulated market and therefore we are unable to provide historical high and low market price information for our ordinary shares. The remaining items of Item 9 are not applicable.

Item 10.	Additional Information

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 34678. We were incorporated on December 15, 2003 under the name NCL Holdings, Ltd. which was changed to NCL Corporation Ltd. on March 26, 2004. We have a general corporate purpose. We are owned by Star Cruises, Apollo and TPG, holding 50.0%, 37.5 % and 12.5% of our issued ordinary shares, respectively.

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

Memorandum and Articles of Association

Dividend rights

Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). Under our bye-laws, each ordinary share is entitled to dividends if and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents.

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

Transfer of shares

Our Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our Board of Directors shall reasonably require.

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

Meetings of shareholders

Our bye-laws provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the written resolution of our shareholders, except that the removal of directors and auditors cannot be done by written resolution. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. The notice requirement for general meetings is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders present, in person or by proxy, and representing in excess of 50% of the total issued voting shares.

Access to books and records and public dissemination of information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the Company's memorandum of association (which include its objects and powers) and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings of shareholders and the Company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the

Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Appraisal rights and shareholder suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholders’ shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders’ meeting to appraise the fair value of those shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

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

Material contracts

On August 17, 2007, we entered into a Subscription Agreement with Star Cruises Limited and NCL Investment Ltd. which set out the terms for the $1.0 billion equity investment by, and issuance of shares, to NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008. The equity investment closed on January 7, 2008 pursuant to which Apollo became the owner of 50% of our outstanding ordinary share capital (on January 8, 2008, TPG acquired 12.5% of our outstanding ordinary share capital from Apollo). The net proceeds to us of the investment were $948.1 million. For a full discussion of this agreement, we refer you to “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—The Subscription Agreement”.

On August 17, 2007, we entered into a Shareholders’ Agreement with NCL Investment Ltd. and Star Cruises Limited to regulate the affairs relating to our management and the rights and obligations of Apollo and Star Cruises as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. On January 7, 2008 we entered into a joinder agreement with both NCL Investment II Ltd. and Star NCLC Holdings Ltd. by which they became parties to the Shareholders’ Agreement. On January 8, 2008, we entered into a joinder agreement with TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. by which they became parties to the Shareholders’ Agreement. For a full discussion of these agreements, we refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions—The Shareholders’ Agreement”.

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement with NCL Investment Ltd. and Star Cruises Limited which sets out arrangements in relation to the NCLA business, including the subsidizing by Star Cruises of certain losses of NCLA. The Reimbursement and Distribution Agreement became effective on January 7, 2008. Pursuant to the Reimbursement and Distribution Agreement, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the Reimbursement and Distribution Agreement to transfer Pride of Aloha to Star Cruises, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Star Cruises in the amount of $280.7 million which represents the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Star Cruises was obligated to reimburse us for certain losses of NCLA and for certain expenses through December 31, 2008 in the amount of $56.0 million as a reduction in amounts due to Star Cruises which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement, which settled the liability to Star Cruises as of December 31, 2008, in the amount of $280.7 million. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

In addition, in July 2008, we paid Star Cruises $196.9 million in connection with the terms of the Reimbursement and Distribution Agreement through a borrowing on an existing senior secured revolving credit facility. For a full discussion of this agreement, we refer you to “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—The Reimbursement and Distribution Agreement”.

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

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer/Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer/Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer/Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer/Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Board of Directors has determined that Mr. Walter L. Revell qualifies as an “audit committee financial expert” and is independent within the meaning of the rules, of the New York Stock Exchange (a national securities exchange registered pursuant to Section 6(a) of the Exchange Act), specifically Section 303A of the New York Stock Exchange Listed Company Manual.

Item 16B.	Code of Ethics

Our code of conduct and ethics as defined in Item 16B of Form 20-F, is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and is publicly available on our website at www.ncl.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the fees incurred by us for services provided to us by our principal accounting firm, PricewaterhouseCoopers LLP, during the years ended December 31, 2008 and 2007.

	Total Fees For the years ended December 31,
	2008	2007
	(in thousands)
Fees
Audit fees	$995	$1,030
Audit related fees	214	37
Tax fees	85	73
All other fees	2	2

Total	$1,296	$1,142

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements and other statutory audit reports. The 2007 audit fees were increased by $57,000 from what was reported in our Form 20-F for the year ended December 31, 2007, because although these fees relate to the year ended December 31, 2007, these fees were approved after the filing of the 2007 Form 20-F.

Audit-related fees in 2008 were in connection with various consultations and the audit of our employee benefit plan. Audit-related fees in 2007 are in connection with the audit of our employee benefit plan.

Tax fees in 2008 and 2007 were in connection with tax return preparation and other tax services related to United States and foreign jurisdictions.

All other fees for 2008 and 2007 related to the PricewaterhouseCoopers LLP annual on-line subscription research tool.

Audit Committee pre-approval policies and procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP and our Audit Committee approved all such services provided by PricewaterhouseCoopers LLP for the years ended December 31, 2008 and 2007. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-2 to F-31 of this annual report.

Item 19.	Exhibits

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

CLIA. Cruise Lines International Association, a marketing and training organization formed in 1975 to promote cruising. CLIA is composed of 23 of the major North American cruise lines, including NCL, which together represent 97% of the cruise capacity marketed from North America as of December 31, 2008.

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

NCL Corporation Ltd.

By:	/s/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 7, 2009

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of NCL Corporation Ltd.*

1.2	Bye-Laws of NCL Corporation Ltd.*

2.1	Indenture, dated July 15, 2004, between NCL Corporation Ltd. and JPMorgan Chase Bank, N.A., as Indenture Trustee with respect to $250 million 10 5/8% Senior Notes due 2014.*

4.1	$626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended by four supplemental agreements, by and among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.2	Fifth Supplemental Deed, dated as of September 30, 2005, to $626.9 million Syndicated Term Loan, by and among Norwegian Dawn Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.3	$225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, by and among Norwegian Sun Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.4	Second Supplemental Deed, dated as of September 30, 2005, to $225.0 million Norwegian Sun Loan, by and among Norwegian Sun Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.5	Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.6	Supplemental Amendments, to Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.7	$800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, by and among NCL Corporation Ltd. and a syndicate of international banks.*

4.8	First Supplemental Deed, dated as of September 30, 2005, to $800.0 million Senior Secured Credit Facility, by and among Norwegian Star Limited, Norwegian Spirit Ltd., Pride of Aloha, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.9	Facility Agreement, dated as of September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks.**

4.10	Euro 334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, by and among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.11	First Supplemental Deed, dated as of September 30, 2005, to Euro 334.1 million Norwegian Jewel Loan, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.12	Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

Exhibit Number	Description of Exhibit
4.13	Second Supplemental Deed, dated as of September 30, 2005, to Euro 308.1 million Pride of Hawai’i Loan, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.14	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank.*

4.15	Bareboat Charter Agreement, dated April 20, 2004, between Crown Odyssey Limited and NCL (Bahamas) Ltd.*+

4.16	Bareboat Charter Agreement, dated April 20, 2004, between Crown Wind Limited and NCL (Bahamas) Ltd.*+

4.17	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Dream Limited and NCL (Bahamas) Ltd.*+

4.18	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Voyager Limited and NCL (Bahamas) Ltd.*+

4.19	Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, between Ship Holding LLC and Lloyd Werft Bremerhaven GmbH, as amended by addendum No. 1 dated March 7, 2003, addendum No. 2 dated March 14, 2003 and addendum No. 3 dated July 1, 2004.*+

4.20	Shipbuilding Contract for Hull No. 667, dated September 15, 2003, between Arrasas Limited and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated March 25, 2004.*+

4.21	Shipbuilding Contract for Hull No. 668, dated September 15, 2003, between Arrasas Limited, Pride of Hawai’i, Inc. and Jos. L. Meyer GmbH, as amended by addendum No. 1 dated April 13, 2004.*+

4.22	Shipbuilding Contract for Hull No. S669, dated December 24, 2004, between Hull 669 Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.23	Shipbuilding Contract for Hull No. S670, dated May 3, 2005, between Newbuild Holding, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*+

4.24	Up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks.**

4.25	Sixth Supplemental Deed, dated November 13, 2006, to $626.9 million Syndicated Term Loan, dated as of June 26, 1999, as amended, by and among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.26	Third Supplemental Deed, dated November 13, 2006, to $225.0 million Norwegian Sun Loan, dated as of July 9, 2003, as amended, by and among Norwegian Sun Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.***+

4.27	Seventh Supplemental Deed to Euro 258.0 million Pride of America Loans and Sixth Supplemental Deed to Euro 40.0 million Pride of America Loans, both dated November 13, 2006, to Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, as amended, by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

Exhibit Number	Description of Exhibit
4.28	Second Supplemental Deed, dated November 13, 2006, to $800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, as amended, by and among NCL Corporation Ltd., Norwegian Star Limited, Norwegian Spirit, Ltd., Pride of Aloha, Inc., and a syndicate of international banks. ***+

4.29	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks. ***+

4.30	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.31	Third Supplemental Deed, dated November 13, 2006, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.32	First Supplemental Deed, dated November 13, 2006, to up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks. ***+

4.33	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 One, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull C33 at Aker Yards S.A. ***+

4.34	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A. ***+

4.35	$610.0 million Revolving Credit Facility, dated December 22, 2006, by and between NCL Corporation Ltd. and a syndicate of international banks for the refinancing of m.v. Norwegian Sun and m.v. Norwegian Dawn vessels (amongst other matters). ***+

4.36	Amendment Agreement, dated September 1, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Crown Odyssey Limited and NCL (Bahamas) Ltd. ***+

4.37	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Crown Wind Limited and NCL (Bahamas) Ltd. ***+

4.38	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Dream Limited and NCL (Bahamas) Ltd. ***+

4.39	Addendum No. 1, dated November 28, 2006, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Voyager Limited and NCL (Bahamas) Ltd. ***+

4.40	Addendum No. 4, dated April 28, 2005, Addendum No. 5, dated June 7, 2005, and Addendum No. 6, dated June 25, 2005, to Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, by and between Pride of America Ship Holding, Inc. and Lloyd Werft Bremerhaven GmbH. ***+

4.41	Addendum, dated February 14, 2006, and Addendum No. 3, dated April 19, 2006, to Shipbuilding Contract for Hull No. 668, dated September 15, 2003, by and among, Arrasas Limited, Pride of Hawai’i, Inc. and Jos. L. Meyer GmbH. ***+

Exhibit Number	Description of Exhibit
4.42	Addendum No. 1, dated February 14, 2006, to Shipbuilding Contract for Hull No. S669, dated December 24, 2004, by and among Norwegian Pearl, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.***

4.43	Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A., and Agreement on a Modification (“AOM”) No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006. ***+

4.44	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006. ***+

4.45	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A.***+

4.46	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006.***+

4.47	Amended and Restated Bye-Laws of NCL Corporation Ltd. dated January 7, 2008.****

4.48	Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.****

4.49	Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.****

4.50	Subscription Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.****

4.51	Joinder, dated January 8, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P.****

4.52	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and Star NCLC Holdings Ltd.****

4.53	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and NCL Investment II Ltd.****

4.54	Third Supplemental Deed, dated December 21, 2007, to $800.0 million Secured Loan Facility Agreement, dated as of July 7, 2004, as amended, by and among NCL Corporation Ltd., Norwegian Spirit, Ltd., Norwegian Star Limited, Pride of Aloha, Inc. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Spirit, Ltd., Norwegian Star Limited and Pride of Aloha, Inc. ****+

4.55	Second Supplemental Deed, dated December 21, 2007, to Euro 624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. ****+

Exhibit Number	Description of Exhibit
4.56	First Supplemental Deed, dated December 21, 2007, to $610.0 million Revolving Loan Facility Agreement, dated as of December 22, 2006, as amended, by and among, NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks and related amended and restated Guarantees by Norwegian Sun Limited and Norwegian Dawn Limited. ****+

4.57	Fourth Supplemental Deed, dated December 21, 2007, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.58	Eighth Supplemental Deed to Euro 258.0 million Pride of America Loan and Seventh Supplemental Deed to Euro 40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated December 21, 2007, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. ****+

4.59	Fourth Supplemental Deed, dated December 21, 2007, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.60	Fifth Supplemental Deed, dated February 10, 2008, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks. ****+

4.61	Third Supplemental Deed, dated December 21, 2007, to Facility Agreement, dated as of September 23, 2005, as amended, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks. ****+

4.62	First Supplemental Deed, dated December 21, 2007, to Euro 662.9 million F3 One Loan, dated as of September 22, 2006, as amended, by and among F3 One, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.63	First Supplemental Deed, dated December 21, 2007, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.64	Amendment No. 1, dated December 1, 2006, Amendment No. 2, dated March 20, 2007, Amendment No. 3, dated July 31, 2007, and Amendment No. 4, dated December 10, 2007, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. ****+

4.65	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A. ****+

4.66	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. ****+

Exhibit Number	Description of Exhibit
4.67	Agreement on a Modification (“AOM”) No. 5, dated November 6, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. C33, dated September 7, 2006, by and between F3 One, Ltd. and Aker Yards S.A. ****+

4.68	AOM No. 5, dated November 11, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. ****+

4.69	Second Supplemental Deed, dated April 24, 2008, to Euro 662.9 million F3 One Loan, dated as of September 22, 2006, as amended, by and among F3 One, Ltd., NCL Corporation Ltd. and a syndicate of international banks. ++

4.70	Second Supplemental Deed, dated April 24, 2008, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks.++

4.71	Fourth Supplemental Deed, dated June 2, 2008, to $800.0 million Secured Loan Facility Agreement, dated as of July 7, 2004, as amended, by and among NCL Corporation Ltd., Norwegian Spirit, Ltd., Norwegian Star Limited, Pride of Aloha, Inc. and a syndicate of international banks. ++

4.72	Bareboat Charter Agreement, dated June 2, 2008, by and between Pride of Aloha, Inc. and NCL (Bahamas) Ltd.++

4.73	Bareboat Charter Agreement, dated January 2, 2009, by and between Ample Avenue Limited and NCL (Bahamas) Ltd.++

4.74	Addendum No. 2, dated May 30, 2008, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Dream Limited and NCL (Bahamas) Ltd. ++

4.75	Side Letter Agreement, dated as of July 29, 2008, by and among Ocean Dream Limited, NCL (Bahamas) Ltd. and NCL Corporation Ltd. ++

4.76	Addendum No. 2, dated May 30, 2008, to Bareboat Charter Agreement, dated April 20, 2004, by and between Ocean Voyager Limited and NCL (Bahamas) Ltd. ++

4.77	Side Letter Agreement, dated as of July 29, 2008, by and among Ocean Voyager Limited, NCL (Bahamas) Ltd. and NCL Corporation Ltd. ++

8.1	List of subsidiaries of NCL Corporation Ltd.

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-4 (File No. 333-128780).
**	Incorporated herein by reference to our annual report on Form 20-F filed on March 29, 2006 (File No. 333- 128780).
***	Incorporated herein by reference to our annual report on Form 20-F filed on March 6, 2007 (File No. 333- 128780).
****	Incorporated herein by reference to our annual report on Form 20-F filed on March 13, 2008 (File No. 333- 128780).
+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

NCL Corporation Ltd.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of NCL Corporation Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida

April 6, 2009

NCL Corporation Ltd.

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2008	2007	2006
Revenues
Passenger ticket revenues	$1,501,646	$1,575,851	$1,442,628
Onboard and other revenues	604,755	601,043	537,313

Total revenues	2,106,401	2,176,894	1,979,941

Cruise operating expenses
Commissions, transportation and other	341,936	434,749	429,280
Onboard and other	182,817	204,768	186,240
Payroll and related	377,208	436,843	412,943
Fuel	258,262	193,173	164,530
Food	126,736	120,633	102,324
Other operating	291,522	306,853	275,697

Total cruise operating expenses	1,578,481	1,697,019	1,571,014
Marketing, general and administrative expenses	299,827	287,093	249,250
Depreciation and amortization expenses	162,565	148,003	119,097
Impairment loss	128,775	2,565	8,000

Total operating expenses	2,169,648	2,134,680	1,947,361

Operating (loss) income	(63,247)	42,214	32,580

Non-operating income (expenses)
Interest income	2,796	1,384	3,392
Interest expense, net of capitalized interest	(152,364)	(175,409)	(136,478)
Other income (expenses), net	1,012	(95,151)	(30,393)

Total non-operating expenses	(148,556)	(269,176)	(163,479)

Net loss	$(211,803)	$(226,962)	$(130,899)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$185,717	$40,291
Restricted cash	4,004	1,375
Accounts receivable, net	6,047	8,173
Due from Affiliate, net	—	235
Inventories	29,494	41,997
Prepaid expenses and other assets	24,460	27,353

Total current assets	249,722	119,424

Property and equipment, net	4,119,222	4,243,872
Restricted cash	1,682	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	73,723	65,928

Total assets	$5,047,141	$5,033,698

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$182,487	$191,172
Accounts payable	70,412	88,715
Accrued expenses and other liabilities	278,213	202,794
Due to Affiliate, net	210,058	—
Advance ticket sales	250,638	332,802

Total current liabilities	991,808	815,483

Long-term debt	2,474,014	2,977,888
Other long-term liabilities	31,520	4,801

Total liabilities	3,497,342	3,798,172

Commitments and contingencies (Note 10)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 25,000,000 shares authorized; 20,000,000 shares and 10,000,000 shares issued and outstanding, respectively (Note 2)	24	12
Additional paid-in capital	2,242,946	1,715,718
Accumulated other comprehensive income	137	1,301
Accumulated deficit	(693,308)	(481,505)

Total shareholders’ equity	1,549,799	1,235,526

Total liabilities and shareholders’ equity	$5,047,141	$5,033,698

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities
Net loss	$(211,803)	$(226,962)	$(130,899)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	162,565	148,003	119,097
Impairment loss	128,775	2,565	8,000
(Gain) loss on translation of debt	(111,464)	92,024	35,122
Loss (gain) on derivatives	101,511	(4,568)	—
Write-off of unamortized loan fees	6,788	—	—
Other	865	843	1,347
Changes in operating assets and liabilities:
Decrease in accounts receivable, net	2,126	2,071	1,447
Decrease (increase) in inventories	12,503	(8,605)	(3,932)
(Increase) decrease in prepaid expenses and other assets	(15,323)	8,013	(535)
(Decrease) increase in accounts payable	(18,303)	(28,232)	43,944
Increase in accrued expenses and other liabilities	627	32,427	36,507
(Decrease) increase in advance ticket sales	(82,164)	18,752	37,406

Net cash (used in) provided by operating activities	(23,297)	36,331	147,504

Cash flows from investing activities
Additions to property and equipment, net	(163,607)	(582,837)	(809,403)
(Increase) decrease in restricted cash	(2,629)	(181)	45,158
Proceeds received for transfer of tradename to Affiliate	—	—	8,000
Proceeds from sale of asset	—	1,440	—

Net cash used in investing activities	(166,236)	(581,578)	(756,245)

Cash flows from financing activities
Repayments of long-term debt	(1,524,095)	(323,464)	(809,740)
Proceeds from long-term debt	1,123,000	839,925	1,219,557
Transactions with Affiliate, net	(211,267)	8,454	4,151
Contribution from Affiliate, net	948,111	—	208,000
Payment of loan arrangement fees	(626)	(2,907)	(10,113)
Other	(164)	—	—

Net cash provided by financing activities	334,959	522,008	611,855

Net increase (decrease) in cash and cash equivalents	145,426	(23,239)	3,114
Cash and cash equivalents at beginning of period	40,291	63,530	60,416

Cash and cash equivalents at end of period	$185,717	$40,291	$63,530

Supplemental disclosures (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2008, 2007 and 2006

(in thousands, except share data)

	Ordinary shares	Additional paid-in capital	Unamortized Share option expense	Accumulated other comprehensive (loss) income	Accumulated deficit	Total
Balance, December 31, 2005	$12	$1,501,929	$(593)	$—	$(123,644)	$1,377,704
Non-cash share-based compensation	—	1,559	—	—	—	1,559
Reclassification of unamortized share option expense	—	(593)	593	—	—	—
Contribution from Affiliate, net (Note 6)	—	208,219	—	—	—	208,219
Changes related to cash flow derivative hedges	—	—	—	(1,516)	—	(1,516)
Net loss	—	—	—	—	(130,899)	(130,899)

Balance, December 31, 2006	12	1,711,114	—	(1,516)	(254,543)	1,455,067
Non-cash share-based compensation	—	948	—	—	—	948
Contribution from Affiliate, net (Note 6)	—	3,656	—	—	—	3,656
Changes related to cash flow derivative hedges	—	—	—	2,817	—	2,817
Net loss	—	—	—	—	(226,962)	(226,962)

Balance, December 31, 2007	12	1,715,718	—	1,301	(481,505)	1,235,526
Share split	12	—	—	—	—	12
Non-cash share-based compensation	—	853	—	—	—	853
Contribution from Affiliate, net (Note 6)	—	948,099	—	—	—	948,099
Transactions with Affiliate, net (Note 6)	—	(421,724)	—	—	—	(421,724)
Changes related to cash flow derivative hedges	—	—	—	(1,164)	—	(1,164)
Net loss	—	—	—	—	(211,803)	(211,803)

Balance, December 31, 2008	$24	$2,242,946	$—	$137	$(693,308)	$1,549,799

Star Cruises and our Board of Directors approved a share split on November 12, 2007. As of December 31, 2008, we had 25,000,000 shares authorized and 20,000,000 ordinary shares issued and outstanding with par value $.0012 per share.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2008, 2007 and 2006

(in thousands) (continued)

Comprehensive loss is as follows:

	Years Ended December 31,
	2008	2007	2006
Net loss	$(211,803)	$(226,962)	$(130,899)
Changes related to cash flow derivative hedges	(1,164)	2,817	(1,516)

Total comprehensive loss	$(212,967)	$(224,145)	$(132,415)

	Changes related to cash flow derivative hedges
Accumulated other comprehensive income (loss) at beginning of year	$1,301	$(1,516)	$—
Current-period change	(1,164)	2,817	(1,516)

Accumulated other comprehensive income (loss) at end of year	$137	$1,301	$(1,516)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises. In connection with our formation, Star Cruises transferred the stock it held in Arrasas Limited to the Company. This transaction has been accounted for at historical cost since the Company and Arrasas Limited were under the common control of Star Cruises. The accompanying consolidated financial statements have been prepared as if we were in existence on January 1, 2003. Accordingly, the consolidated statements of changes in shareholders’ equity has been adjusted to reflect this capital structure for all periods presented.

During 2008, we operated three cruise brands, Norwegian Cruise Line, NCL America and Orient Lines. In March 2008, the charter agreement for Marco Polo expired and we no longer operate the Orient Lines brand name. As of December 31, 2008, we operated 11 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to a subscription agreement dated August 17, 2007 among us, Star Cruises and NCL Investment Ltd. (the “Subscription Agreement”) and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises. The net proceeds of the equity investment were $948.1 million. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary share capital from Apollo (the “TPG Investment”) pursuant to a Master Agreement (we refer you to Note 6 “Related Party Disclosures”).

2.	Summary of Significant Accounting Policies

The following accounting policies have been used consistently in the preparation of the consolidated financial statements:

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Certain amounts in the prior years’ consolidated financial statements were reclassified to conform to the current presentation.

Revenue and Expense Recognition

Deposits received from customers for future voyages are recorded as advance ticket sales until such passenger revenue is earned. Advance ticket sales are subsequently recognized as passenger ticket revenues along with onboard and other revenues, and all associated direct costs of a voyage are recognized as cruise operating expenses, on a pro rata basis over the period of the voyage.

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $88.5 million, $90.6 million and $83.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments with original maturities of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $2.1 million and $2.9 million as of December 31, 2008 and 2007, respectively.

Inventories

Inventories mainly consist of provisions and supplies and are carried at the lower of cost determined on a weighted-average basis or net realizable value.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid supplies and charged to expense as consumed. Television production costs are recorded as prepaid expenses and expensed when the television advertisement is initially run. Advertising costs of $0.9 million and $1.7 million as of December 31, 2008 and 2007, respectively, are included in prepaid expenses and other assets. Advertising costs totaled $76.1 million, $86.2 million and $76.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements are capitalized to the basis of the ship while costs of repairs and maintenance, including dry-docking costs, are charged to expense as incurred. During ship construction, interest is capitalized and recorded as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income in the consolidated statements of operations.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated residual values of ships as follows:

Useful Life
Cruise ships	30 years
Other property and equipment	3-20 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or related asset life.

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

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

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

The impairment review of goodwill is based on the expected future cash flows of our ships to determine a fair value of our aggregate reporting unit. Our discounted cash flow valuation reflects our projection for growth and profitability, taking into account our assessment of future market conditions and demand, as well as a determination of a cost of capital that incorporates both business and financial risks. We believe that the discounted cash flow approach is the most representative method to assess fair value, as it utilizes expectations of long-term growth whereas a market-based approach is less dynamic, especially in light of recent negative market conditions, the uncertainty in credit and capital markets and the resulting weakened economic environment.

In 2006, we transferred the Orient Lines tradename to Star Cruises for $16.0 million and recognized an impairment loss of $8.0 million.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in the consolidated statements of operations at each balance sheet date.

Derivative Instruments and Hedging Activity

From time to time, we enter into derivative instruments, primarily forward contracts, swaps, options and three-way collar contracts to reduce our exposure to fluctuations in foreign currency exchange, interest and fuel rates. We may or may not elect hedge accounting treatment for these instruments. The criteria used to determine whether a transaction qualifies for hedge accounting includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in the consolidated statements of operations as a gain or loss in other income (expenses), net (we refer you to Note 7 “Financial Instruments”).

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Insurance

We use a combination of insurance and self-insurance for a number of risks including claims related to crew and passengers, hull and machinery, war risk, workers’ compensation, property damage and general liability. Liabilities associated with certain of these risks, including crew and passenger claims, are estimated actuarially based upon known facts, historical trends and a reasonable estimate of future expenses. While we believe these accruals are adequate, the ultimate losses incurred may differ from those recorded.

Income Taxes

Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods that the differences are expected to reverse. Deferred taxes are not discounted. In conjunction with business acquisitions, we record acquired deferred tax assets and liabilities.

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

We have adopted SFAS 123R under the modified prospective application transition method. Under this method, the share-based compensation expense recognized beginning January 1, 2006 includes compensation cost for all employee share-based awards granted prior to, but not vested as of December 31, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS 123 over their remaining vesting period. Compensation expense associated with awards granted subsequent to January 1, 2006 will be based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In addition, SFAS 123R requires us to estimate the amount of expected forfeitures when calculating the compensation expense, instead of accounting for forfeitures as they occurred, which was our previous method. Prior period results are not restated under the modified prospective application transition method. As of January 1, 2006, the cumulative effect of adopting the expected forfeiture method was not significant.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Share Option Plans

Share options have been granted to certain directors of Star Cruises and NCL and employees of Star Cruises and NCL under the Star Cruises Employees Share Option Scheme for Executives. This Scheme is comprised of the “Pre-listing Employee Share Option Scheme” which was originally adopted by Star Cruises on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the “Post-listing Employee Share Option Scheme” adopted by Star Cruises on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002). The Pre-listing and Post-listing Employee Share Option Schemes provide for subscription for ordinary shares of Star Cruises.

On December 28, 2006, Star Cruises completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options were adjusted accordingly. At such time, 499 employees received 3,073,108 incremental shares due to the rights offering. This rights offering has been accounted for as a modification under SFAS 123R and has resulted in an incremental expense of $0.3 million as of the modification date, December 28, 2006. The extended binomial options pricing model was used to estimate the incremental fair value (i.e., the difference between the fair value of the modified share options and that of the original share options).

Total compensation expense recognized under SFAS 123R for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $0.8 million, $0.9 million and $1.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The amount in 2006 includes $0.3 million for the incremental expense due to the modification discussed above.

In January 2000, Star Cruises granted a share option to an executive to purchase 200,000 shares of Star Cruises’ common shares at $2.275 per share under Star Cruises’ Pre-Listing Employee Share Option Scheme. The option vests over a period through 2009. The number of common shares subject to the share option was adjusted for the rights offerings. As of December 31, 2008, the executive had a share option to purchase 389,377 shares of Star Cruises’ common shares at a price of $0.40 per share. No further options can be granted under the Pre-Listing Employee Share Option Scheme.

The maximum number of share options available for issue under the Post-Listing Employee Share Option Scheme and options granted under any other schemes of Star Cruises is 132,733,953. The share options are exercisable over a ten-year period from the date the share options are awarded. Fifty percent of the total share options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total share options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Post-Listing Employee Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the share option award along with $1.00 consideration. Generally, options issued under the Post-Listing Employee Share Option Scheme are granted at a price not less than the fair value of the shares on the date of grant.

In August 2004, Star Cruises authorized the additional grant of 7,974,000 share options to our management under the Post-Listing Employee Share Option Scheme. The terms and conditions of this grant are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date.

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

There were no options granted or modified during 2008 or 2007. The weighted-average fair value of options granted to employees as of the modification date, December 28, 2006, was $0.11. The fair value of options on the grant and modification dates was estimated using an extended binomial options pricing model with the following assumptions:

Year ended December 31, 2006
Dividend yield	—
Expected share price volatility	49.9%
Risk-free interest rate	3.7%
Expected option life	10 years

Expected volatility was based on historical volatility. The risk-free interest rate was based on the Hong Kong government bond rate with a remaining term equal to the expected option life assumed at the date of grant. The expected option life was calculated based on the contractual term of the option, historical exercise experience and the underlying terms of the respective options.

Share Split

Star Cruises and our Board of Directors approved a share split on November 12, 2007. As of December 31, 2008, we had 25,000,000 shares authorized and 20,000,000 ordinary shares issued and outstanding with par value $.0012 per share.

Segment Reporting

In 2008, we operated under three brand names, Norwegian Cruise Line, NCL America, and Orient Lines. The brands have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided. In March 2008, the charter agreement for Marco Polo expired and we no longer operate the Orient Lines brand name.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who made reservations in North America. For the years ended December 31, 2008, 2007 and 2006, revenues attributable to North American passengers were 83%, 86% and 87%, respectively.

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for our annual and interim periods beginning January 1, 2009. We believe the adoption of SFAS No. 161 will not have a material impact on our consolidated financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations”     (“SFAS No. 141R”), and Statement of Financial Accounting Standards No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 141R and SFAS No. 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS No. 141R retains the fundamental requirements in Statement 141 “Business Combinations” while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. These Statements become simultaneously effective January 1, 2009. We believe the adoption of SFAS No. 141R and SFAS No. 160 will not have a material impact on our consolidated financial position and results of operations.

3.	Restructuring Charges

During 2008, we withdrew Pride of Hawai’i and Pride of Aloha from the Hawaii market. We incurred certain charges associated with the Hawaii restructuring activities which primarily consisted of employee severance and termination costs which have been reimbursed by Star Cruises in connection with the terms of the Reimbursement and Distribution Agreement (we refer you to Note 6 “Related Party Disclosures” and Note 13 “Subsequent Events”). We have included these amounts in payroll and related expenses and in marketing, general and administrative expenses in our consolidated financial statements. As of December 31, 2008, we have incurred and paid $6.1 million in connection with these costs.

In August 2008, we implemented a restructuring plan to meet the needs of our business. This restructuring is separate from our Hawaii initiative and included a reduction-in-force that eliminated 145 shoreside positions. Restructuring charges for employee severance and termination costs associated with the restructuring plan implemented in August 2008 was $1.0 million. As of December 31, 2008 we have paid $0.7 million in connection with the restructuring plan, primarily consisting of severance costs. We have included these amounts in marketing, general and administrative expenses in our consolidated financial statements. We expect the remaining payments in connection with the restructuring plan to be paid in the first quarter of 2009.

Also, we have entered into a severance agreement with one of our former executives and have recognized costs associated with this of $25.3 million and accrued a current liability of $8.2 million in our consolidated financial statements. These amounts include fully-vested profit units with payments contingent upon the Company achieving certain hurdles and distributions.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

4.	Property and Equipment

Property and equipment as of December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
Ships	$4,501,971	$4,469,520
Ships under construction	159,183	178,445
Other property and equipment	153,034	136,024

	4,814,188	4,783,989
Less: accumulated depreciation	(694,966)	(540,117)

Total	$4,119,222	$4,243,872

In September 2008, one of our subsidiaries, F3 One, Ltd. cancelled the contract to build an F3 ship (we refer you to Note 10 “Commitments and Contingencies, (c) Material litigation, (vi)”). We have recorded an impairment loss of $128.8 million in connection with the cancellation of this contract in our 2008 consolidated statement of operations. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest.

Depreciation and amortization expenses for the years ended December 31, 2008, 2007 and 2006 was $162.6 million, $148.0 million and $119.1 million, respectively. Repairs and maintenance expenses including dry-docking expenses were $72.2 million, $80.5 million and $62.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, loan commitment fees and other associated costs.

Interest costs associated with the construction of the ships are capitalized during the construction period and amounted to $4.6 million, $18.8 million and $21.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, we wrote-off $9.9 million of capitalized interest due to an impairment charge in connection with the cancellation of a contract to build a ship.

In September 2006, we entered into a Euro 29.0 million or $36.8 million, based on the Euro/U.S. dollar exchange rate at September 30, 2006, settlement agreement in connection with our pre- and post-ship delivery claims against the builder of Pride of America. Settlement amounts of $7.3 million related to our claims for post-delivery costs incurred by us have been included as other income in our 2006 consolidated statement of operations.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

5.	Long-Term Debt

Long-term debt as of December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
$300.0 million Senior Secured Term Loan, LIBOR + applicable margin (1.50% and 1.70% as of December 31, 2008 and 2007, respectively), due through 2010	$160,000	$195,000
$500.0 million Senior Secured Revolving Credit Facility, LIBOR + applicable margin (1.50% and 1.70% as of December 31, 2008 and 2007, respectively), due 2010	350,000	410,000
$610.0 million Senior Secured Revolving Credit Facility, LIBOR + applicable margin (1.50% as of December 31, 2008 and 2007), due through 2013	580,000	490,000
Euro 624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility, LIBOR 2008/EURIBOR 2007 + applicable margin (1.2375% as of December 31, 2008 and 2007), due through 2019	722,905	880,146
Euro 258.0 million (currently U.S. dollar-denominated) Pride of America Hermes Loan, 5.715%, due through 2017	215,988	241,398
Euro 40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan, 6.595%, due through 2017	32,831	36,694
$334.1 million Norwegian Jewel Loan, 6.1075%, due through 2017	243,196	270,218
Euro 308.1 million Pride of Hawai’i Loan, EURIBOR + 0.75%, due through 2018	330,707	381,713
$250.0 million 10 5/8% Senior Notes due through 2014	9,813	250,000
Other long-term debt	11,061	13,891

	2,656,501	3,169,060
Less: current portion	(182,487)	(191,172)

	$2,474,014	$2,977,888

Under the terms of the indenture dated July 15, 2004 between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee, governing our $250.0 million, 10 5/8% Senior Notes due through 2014 (the “Notes”), the Apollo investment constituted a “change of control” requiring us, within 30 days of the closing of the investment, to offer to repurchase any and all of the outstanding Notes at a purchase price equal to 101% of the outstanding principal amount of the Notes, together with all accrued but unpaid interest up to but not including the date of repurchase. Accordingly, we offered to repurchase these Notes on February 5, 2008 and the offer to repurchase expired on March 7, 2008. During this period, the Notes tendered had a total purchase price of $246.6 million which were paid through a borrowing from our available senior secured revolving credit facilities. In connection with the payment of these Notes, we expensed $6.8 million of unamortized loan fees which is included in interest expense, net of capitalized interest in the consolidated statement of operations. As of December 31, 2008, we had $9.8 million of Notes outstanding.

As a result of the equity investment by Apollo, under the terms of the facility, our availability under the $610.0 million revolving senior secured credit facility increased by $100.0 million to the full $610.0 million. Our availability under our $500.0 million and $610.0 million senior secured revolving credit facilities as of December 31, 2008, was $150.0 million and $30.0 million, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

We have export credit financing for 80% of the contract amount and change orders for Norwegian Epic. This financing cannot exceed $926.1 million, based on the Euro/U.S. dollar exchange rate as of December 31, 2008.

In November 2008, our Euro 624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility, due through 2019, was converted into U.S. dollars and the applicable interest rate was converted from a floating EURIBOR-based rate to a floating LIBOR-based rate.

As of December 31, 2008 and 2007, we had long-term debt denominated in Euro with a balance of $330.7 million and $1.3 billion, respectively. As a result of the translation of these borrowings, we recognized a foreign currency translation gain of $111.5 million, a loss of $92.0 million and a loss of $35.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts were recorded as a component of other income (expenses), net, in the consolidated statements of operations.

There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense was $13.1 million, $7.0 million and $5.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of free liquidity, limit our net funded debt-to-capital ratio, and restrict our ability to pay dividends. We were in compliance with all covenants as of December 31, 2008 and 2007. Our ships and substantially all other property are pledged as collateral for our debt.

The following is a schedule of principal repayments of the long-term debt based on the Euro/U.S. dollar exchange rate as of December 31, 2008 (in thousands):

2009	$182,487
2010	533,236
2011	237,740
2012	146,195
2013	724,649
Thereafter	832,194

Total	$2,656,501

We had an accrued interest liability of $23.1 million and $41.4 million as of December 31, 2008 and 2007, respectively.

For more on our Long-Term Debt we refer you to Note 13 “Subsequent Events”.

6.	Related Party Disclosures

In April 2004, Star Cruises completed a reorganization transaction which included the formation of NCL Corporation Ltd. in December 2003. After this transaction, we entered into arrangements with Star Cruises to charter-in six ships for periods ranging from one to six years and to continue operating them under the Norwegian Cruise Line and Orient Lines brands. As of December 31, 2008 we have one ship remaining under the original charter agreement, Norwegian Majesty which is scheduled to leave the fleet in November 2009. In March 2008, the charter agreement for Marco Polo expired and we no longer operate the Orient Lines brand name.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

We believe that our arrangements with Star Cruises are on terms substantially the same as arms-length transactions. For more on related party transactions we refer you to Note 13 “Subsequent Events”.

Transactions with Star Cruises, Apollo and TPG

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement and an assignment agreement dated January 7, 2008 by and among us, Apollo and Star Cruises. The net proceeds of the equity investment were used to repay existing indebtedness and general corporate purposes. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary shares from Apollo for $250.0 million.

In connection with the transactions described above, we entered into a reimbursement and distribution agreement, a shareholders’ agreement and subscription agreement, each of which are described below.

Amounts due to Star Cruises as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the “Reimbursement and Distribution Agreement,” see below for more on the “Reimbursement and Distribution Agreement” and discussion of settlement of these amounts. Amounts due from Star Cruises as of December 31, 2007 of $0.2 million, are non-interest bearing and represent short-term intercompany transactions.

For the year ended December 31, 2007, $3.7 million was reimbursed to us by Star Cruises for ship-related costs. For the year ended December 31, 2006, we recorded legal and other costs in the amount of $0.2 million, all of which was reimbursed to us by Star Cruises.

In 2006, we transferred the Orient Lines tradename to Star Cruises for $16.0 million and recognized an impairment loss of $8.0 million.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement with NCL Investment Ltd. and Star Cruises Limited which sets out arrangements in relation to the NCLA business, including the subsidizing by Star Cruises of certain losses of NCLA. The Reimbursement and Distribution Agreement became effective on January 7, 2008. Pursuant to the Reimbursement and Distribution Agreement, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the Reimbursement and Distribution Agreement to transfer Pride of Aloha to Star Cruises, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Star Cruises in the amount of $280.7 million which represents the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Star Cruises was obligated to reimburse us for certain losses of NCLA and for certain expenses through December 31, 2008 in the amount of $56.0 million as a reduction in amounts due to Star Cruises which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement, which settled the liability to Star Cruises as of December 31, 2008, in the amount of $280.7 million. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

For more on Norwegian Sky and subsequent payments received from Star Cruises we refer you to Note 13 “Subsequent Events”.

In addition, in July 2008, we paid Star Cruises $196.9 million in connection with the terms of the Reimbursement and Distribution Agreement through a borrowing on an existing senior secured revolving credit facility.

The Shareholders’ Agreement

On August 17, 2007, NCL Investment Ltd., Star Cruises and the Company entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of Apollo and Star Cruises as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008), a wholly-owned subsidiary of Star Cruises, along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements.

Apollo and Star Cruises were, up until July 2008, entitled to appoint three and two members to our Board of Directors, respectively. Pursuant to a separate agreement between Apollo and TPG, TPG is entitled to designate a non-voting observer who is permitted to attend meetings of our Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on our Board of Directors by two additional members. As a result, Apollo and Star Cruises have increased their representation to appoint four and three members, respectively.

Subject to Star Cruises’ consent rights as described below, Apollo has the right to vote the shares held by Star Cruises. In the event that the ratio of the aggregate holding of equity securities of Apollo (and certain of their permitted transferees) to the holding of equity securities of Star Cruises (and certain of their permitted transferees, including TPG) falls below 0.6, these rights will cease.

Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Star Cruises, which include, among others, the following:

•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200.0 million;

•

the primary issuance by us of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	subject to limited exceptions, the issuance by us of equity securities in a private offering to third parties;

•	any capital expenditures with the aggregate amount exceeding $20.0 million;

•	declaring or paying any non-pro rata dividends or distributions;

•	any changes to our memorandum of association or bye-laws; and

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

•	hiring a new chief executive officer of the Company, provided, however, such consent should not be unreasonably withheld.

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, at any time after 24 months from January 7, 2008, Apollo and Star Cruises will have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Following an initial public offering, TPG will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby Apollo sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Star Cruises has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that Apollo shall first offer Star Cruises the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

The Subscription Agreement

On August 17, 2007, Star Cruises, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1.0 billion equity investment by, and issuance of shares to, NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Star Cruises have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Star Cruises have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Star Cruises and NCL Investment Ltd. Both NCL Investment Ltd.'s and Star Cruises’ indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Star Cruises is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Star Cruises had actual knowledge on such date. Star Cruises’ indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Star Cruises may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

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

The following are the fair values and methods used to estimate the fair values of our financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short-term maturity of these instruments.

Long-Term Debt

As of December 31, 2008 and 2007, the fair value of our long-term debt, including the current portion, was $2,294.3 million and $3,193.4 million, respectively, which was $362.2 million less and $24.3 million more, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

Derivatives Measured at Fair Value

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted the required provisions of SFAS No. 157 as of January 1, 2008 and there was no material impact to our consolidated financial position and results of operations due to the adoption. Beginning January 1, 2009, the standard will apply to our non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. We believe the adoption of the remaining provisions of SFAS No. 157 will not have a material impact on our consolidated financial position and results of operations.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets/liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflect our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our financial liabilities that were measured at fair value as of December 31, 2008, categorized by input level in the fair value hierarchy (in thousands):

Fair Value at Reporting Date Using

	Fair Value as of December 31, 2008	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities: Derivatives	$94,421	$—	$94,421	$—

Our derivative instruments consist of fuel swaps designated as cash flow hedges, foreign currency forward contracts, an interest rate swap and three-way collar contracts.

Fair value for our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

Fuel Hedging Agreements

Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap agreements and three-way collar contracts to mitigate the impact of fluctuations in fuel prices. As of December 31, 2008, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $26.2 million and an unrealized unfavorable fair value of $9.3 million maturing through December 2009. As of December 31, 2007, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $32.1 million and an unrealized favorable fair value of $1.3 million maturing through December 2008. As of December 31, 2006, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $18.9 million and an unrealized unfavorable fair value of $1.6 million maturing through June 2007. In 2008, we entered into three-way collar contracts to economically hedge our forecasted fuel purchases through December 31, 2009. A three-way collar contract is a combination of options: a sold call, a buy call and a sold

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

put. These three contracts work simultaneously as one instrument to protect exposure to certain fluctuations in fuel prices. The sold call establishes the maximum price that we will receive for the contracted fuel volumes. The buy call establishes the maximum price that we would pay for the contracted fuel volumes. The sold put represents the amount we are committed to pay for the fuel volumes even if the market price of fuel falls below this committed amount. During 2008, we paid $25.0 million in settlement of certain three-way collar contracts and as of December 31, 2008 we had an unrealized unfavorable fair value of these contracts of $76.9 million.

Foreign Currency Contracts

As of December 31, 2008, we had foreign currency forward contracts related to Euro-denominated contractual obligations with an aggregate notional amount of $66.4 million maturing through October 2009. As of December 31, 2007, we had foreign currency forward contracts related to Euro-denominated contractual obligations with an aggregate notional amount of $108.8 million maturing through April 2008. Our exposure to market risk for fluctuations in foreign currency exchange rates primarily relates to our Euro-denominated debt and a ship construction contract. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates. During 2008, we included a $1.1 million gain related to forward contracts in our consolidated statement of operations. During 2007, we included a $4.6 million gain related to forward contracts in our consolidated statement of operations. No contracts were held as of December 31, 2006.

Interest Rate Swap

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2008, our interest rate swap agreement effectively changed $400.0 million of LIBOR-based floating rate debt to 2.98% fixed rate debt through October 2010.

8.	Employee Benefits and Share Option Plans

Employee Share Option Plans

In November 2000, Star Cruises adopted a “Post-listing Employee Share Option Scheme” (“Share Option Scheme”) for the employees of Star Cruises and our employees that provides for the granting of share options in Star Cruises’ common shares. The share options are exercisable over a ten-year period from the date the share options are awarded. Fifty percent of the total share options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total share options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the share option award along with U.S. $1.00 consideration.

In August 2004, Star Cruises authorized an additional grant of 7,974,000 share options to our management under the Post-Listing Employee Share Option Scheme. The terms and conditions are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

On December 28, 2006, Star Cruises completed the issuance of 1,484,084,467 rights shares. As a result of the rights issue, the exercise price and the number of ordinary shares issuable upon exercise in full of the outstanding share options have been adjusted accordingly. At such date, 499 employees received 3,073,108 incremental shares due to the rights offering. This rights offering has been accounted for as a modification under SFAS 123R and has resulted in an incremental expense of $0.3 million as of the modification date, December 28, 2006. The extended binomial options pricing model was used to estimate the incremental fair value (i.e., the difference between the fair value of the modified share options and that of the original share options).

As of December 31, 2008, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 389,377 at an exercise price of $0.40 per share and 41,676,930 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 843,653 granted to executive officers and directors, respectively.

Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

	Number of Shares	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Date
Outstanding as of December 31, 2007	50,364,470	$0.21-$0.36	$0.34	4.92	2012-14
Granted	—	—	—	—	—
Forfeited	(8,687,540)	$0.21-$0.36	$0.36	3.63	2012-14

Outstanding as of December 31, 2008	41,676,930	$0.21-$0.36	$0.34	3.98	2012-14

Options exercisable at December 31, 2008	41,339,476	$0.21-$0.36	$0.34	3.97

Significant option groups outstanding as of December 31, 2008 and related price and life information is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable at December 31, 2008	Weighted Average Exercise Price
$0.36	35,000,424	$0.36	3.66	34,662,970	$0.36
$0.21	6,676,506	$0.21	5.65	6,676,506	$0.21

	41,676,930	$0.34	3.98	41,339,476	$0.34

As of December 31, 2008, there was no aggregate intrinsic value of options outstanding and exercisable.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

As of December 31, 2008, there was $0.9 million of total unrecognized compensation cost related to unvested share options. This cost is expected to be recognized over a weighted-average period of 1.7 years.

The Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined, in the Share Option Scheme, if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages is equivalent to a percentage of the capital appreciation of the share option, defined as the difference between the market price of the shares on the date of the exercise of the share option and the exercise price of the share option, less the amount of any income taxes paid.

Benefit Plans

We maintain annual bonus plans for our senior executives and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

We maintain a 401(k) Plan for our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of each participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code (the “Code”).

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.2 million, $0.2 million and $0.1 million were utilized in each of the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008 and 2007, $0.3 million and $0.04 million, respectively, were available to reduce future contributions.

We also maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the 401(k) Plan. We record an expense for amounts credited to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the Code.

In addition, we maintained a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan for one of our former executives. We have recorded an accrual of $9.6 million and $9.5 million with respect to the SSERP Plan as of December 31, 2008 and 2007, respectively. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.

We recorded expenses related to the 401(k) Plan, SERP Plan and SSERP Plan of $3.6 million, $4.2 million and $1.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. No amounts are required to be or were contributed under the SERP or SSERP Plan by us as of December 31, 2008, 2007 and 2006 as the SERP and SSERP Plans are unfunded.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

9.	Income Taxes

We are incorporated in Bermuda. Our subsidiary, Arrasas Limited, which is incorporated in the Isle of Man, is not subject to income tax in respect of activities undertaken outside the Isle of Man.

Historically, NCL Holdings ASA (“NCLH”) and its subsidiaries were subject to tax in Norway. However, during 2001, Arrasas Limited completed a restructuring of NCLH and its subsidiaries. In connection with the restructuring, NCLL, a Bermuda based operating subsidiary, became a directly held subsidiary of Arrasas Limited and accordingly the profits of NCLL are no longer subject to taxation in Norway. NCLH and NCL Cruises Ltd. remain within the Norwegian tax regime and are currently dormant.

Deferred tax assets and liabilities that relate to our Norwegian taxes are comprised of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Deferred tax assets:
Loss carryforwards	$38,893	$62,419
Shares in NCL Cruises Ltd.	33,857	86,258
Pension obligation	473	641
Others	292	369

	73,515	149,687
Valuation allowance	(73,515)	(149,687)

Total net deferred taxes	$—	$—

Due to recently enacted legislation, taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2008 and 2007 are $138.9 million and $222.9 million, respectively.

The valuation allowance for deferred tax is in respect of future tax benefits attributable to NCLH and arising prior to its acquisition by us. If these assets are realized, the benefit will be allocated to reduce goodwill arising on the acquisition of NCLH.

In January 2008, NCL, formerly a corporation, became a partnership for U.S. Federal income tax purposes. An entity that is treated as a partnership for U.S. Federal income tax purposes is not a taxable entity and incurs no U.S. Federal or State income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made. Thus, our shareholders are now subject to U.S. Federal income taxation with respect to certain income derived from our foreign-flagged operations. NCL (not our shareholders) continues to be subject to U.S. taxation on the income derived from our U.S. subsidiaries.

Our foreign-flagged operations derive income from the international operation of ships (“Shipping Income”). Under Section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the U.S., are exempt from U.S. Federal income taxes on (or in respect of) gross income derived from the international operation of ships. We believe that substantially all of our income from Shipping Income is properly categorized as exempt. The applicability of the exemption under Section 883 of the Code, for Shipping Income for the 2008 tax year and onwards, applies to our shareholders rather than to us. During 2008, we believe each shareholder met the requirements of the Section 883 exemption.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Effective for taxable years beginning after September 24, 2004, the Internal Revenue Service issued final regulations interpreting Section 883 of the Code. These final regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. Federal and State income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages. Since we operated as a partnership virtually all of 2008, we recorded no income tax provision during 2008 for these income items. We recorded an income tax provision of $0.7 million and an income tax benefit of $1.2 million for the years ended December 31, 2007 and 2008, respectively.

Income derived from our U.S. subsidiaries is generally subject to U.S. federal income taxation at 35%, after an allowance for deductions. U.S.-source dividends paid by NCLA generally would be subject to a 30% withholding tax.

Deferred tax assets and liabilities that relate to our U.S. subsidiaries are comprised of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Deferred tax assets:
Loss carryforwards	$250,287	$229,574
Start-up expenses	9,005	10,641
Disallowed interest	40,675	25,323
Translation loss and other	10,373	18,565
Allowances and accruals	3,742	2,383

Total deferred tax assets	314,082	286,486

Deferred tax liabilities:
Deprecation and amortization	(163,492)	(149,172)
Capital leases and other	(591)	(425)

Total deferred tax liabilities	(164,083)	(149,597)

Net deferred tax assets	149,999	136,889
Valuation allowance	(149,999)	(136,889)

Total net deferred taxes	$—	$—

A valuation allowance has been provided against the net deferred tax asset since these operations do not have a history of profitable operations. Therefore, realization of the deferred tax asset cannot be assured at this time. We continue to evaluate the realizability of the deferred tax assets and this estimate is subject to change.

Our U.S. subsidiaries have cumulative operating loss carryforwards for Federal and State tax purposes of $639.1 million and $586.2 million as of December 31, 2008 and 2007, respectively, which expire at various times commencing in 2024. Due to the change in ownership which occurred on January 7, 2008, approximately $587.0 million of the loss carryforward at December 31, 2008 is subject to an IRC Section 382 limitation. The utilization of these loss carryforwards in future years is limited to an annual limitation increased by the amount of any net unrealized built-in gain, or “NUBIG” which is realized during the five-year period after the change in ownership.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

If Section 883 of the Code had not applied to us in 2006 and 2007, we would have been subject to U.S. corporate income tax only on the portion of our income derived from U.S. sources. If Section 883 of the Code had not applied to our shareholders in 2008, they would have been subject to U.S. corporate income tax on their allocable share of our income derived from U.S. sources and under Section 1446 of the Code, we would have been required to withhold and remit taxes on income allocable to our foreign partners. Amounts withheld may have been treated as a distribution. Further, a change in our operations could result in a change in the amount of U.S. source income that would be allocable to our shareholders and subject to U.S. Federal and State income tax.

10.	Commitments and Contingencies

(a)	Operating leases

We operate principally in leased premises. Rent payable under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $11.0 million, $11.1 million and $9.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

2009	$7,336
2010	6,069
2011	5,039
2012	4,288
2013	4,362
Thereafter	20,646

Total	$47,740

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

(b)	Capital expenditures

As of December 31, 2008, we anticipate that capital expenditures will be approximately $185.5 million, $1,004.2 million and $71.7 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of December 31, 2008.

In September 2008, one of our subsidiaries, F3 One, Ltd. cancelled the contract to build an F3 ship (we refer you to (c) Material litigation, (vi) below). As of December 31, 2008, we have recorded an impairment loss of $128.8 million in connection with the cancellation of this contract. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest. A separate contract to build Norwegian Epic remains in force with additional capacity of approximately 4,200 berths and anticipated delivery in the second quarter of 2010.

The aggregate cost of the ship on order, based on the Euro/U.S. dollar exchange rate as of December 31, 2008, is approximately $1.2 billion. As of December 31, 2008, we have incurred and capitalized costs of $147.4 million for the ship on order. The remaining cost of the ship as of December 31, 2008, is subject to fluctuations in the Euro/U.S. dollar exchange rate.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

(c)	Material litigation

(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas State court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The State court’s grant of our motion for summary judgment was reversed in part on appeal and remanded for trial. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign-flagged cruise ships that operate in U.S. waters to the same extent that it applies to U.S.-flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. In August 2008, we settled both the Federal and State actions. These settlements did not have a material impact on our consolidated financial position, results of operations or cash flows.

(ii)	In May 2003, an explosion in the boiler room onboard S/S Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. On May 2, 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and on May 21, 2008, Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S/S Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid on May 27, 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crewmembers and passengers involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held on August 13, 2008. On August 18, 2008, the Court awarded $7.7 million of restitution which was paid in September 2008. NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL, has as well, agreed to enter into a civil Consent Judgment with the United States Attorney’s Office for the Southern District of Florida and will assume legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant.

(iii)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iv)	The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation.

(v)	On May 20, 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

(vi)	The Company and two of its subsidiaries, F3 One, Ltd. and F3 Two, Ltd. (the “Buyers”), were involved in a dispute with Aker Yards S.A. (“Aker”) about Aker’s performance of its obligations under two contracts between Aker and the Buyers for the construction of two cruise ships. On August 19, 2008, the Buyers filed in the High Court in London and served proceedings seeking declaratory relief and damages from Aker for breach of contract. On September 2, 2008, the Buyers exercised their right to cancel the contract to build the hull of an F3 ship. On October 3, 2008, Aker served proceedings it had filed in the High Court in London in September against F3 One, Ltd. for breach of contract. On December 16, 2008, the parties entered into a settlement agreement resolving all disputed issues and resulting in the purchase of one vessel (we refer you to (b) “Capital expenditures”).

(vii)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

(d)	Commitments

We have future commitments to pay for usage of certain port facilities as of December 31, 2008 (in thousands) as follows:

2009	$19,956
2010	16,515
2011	17,680
2012	18,300
2013	18,654
Thereafter	94,511

Total	$185,616

(e)	Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past and as of December 31, 2008 none are pending.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

(f)	Credit Card Processors

As of December 31, 2008, a credit card processor maintains a cash balance of $26.2 million which is included in “other assets” in our consolidated financial statements.

We are in the process of negotiating with one other credit card processor the terms of our current agreement, including maintaining a “holdback”. Although the specific terms of an agreement have yet to be finalized, we believe the “holdback” will be based on a reasonable level of advanced credit card sales which are processed in the normal course of our business.

11.	Insurance Arbitration Award

In 2007, we received an arbitration award in connection with a claim brought against our former insurer. Accordingly, we recorded $3.5 million as income in other operating expenses in our consolidated statement of operations. In 2008, we received $3.5 million in connection with loss of hire claims in connection with two of our ships.

12.	Supplemental Cash Flow Information

For the years ended 2008, 2007 and 2006 we had interest expense paid of $167.9 million, $175.9 million and $139.0 million, respectively.

For the year ended 2008, we have non-cash financing activities of $224.7 million in amounts due to Star Cruises primarily in connection with the Reimbursement and Distribution Agreement (we refer you to Note 6 “Related Party Disclosures”).

For the years ended 2007 and 2006 we had non-cash investing activities related to capital leases of $0.6 million and $8.4 million, respectively.

13.	Subsequent Events

(a) Benefit Plans:

Effective January 2009, we implemented a Profits Sharing Agreement to issue profit units to certain employees. The profit units contain certain performance and/or time-vesting conditions. A valuation of the fair value of the units is currently being performed.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Retirement Plan”), a defined benefit pension plan, which computes benefits based on years of service, subject to eligibility requirements of the Retirement Plan.

(b) Transactions with Star Cruises

In January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement, which settled the $280.7 million liability to Star Cruises. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

In January 2009, we received $56.0 million from Star Cruises in connection with the terms of the Reimbursement and Distribution Agreement including reimbursement of payments in connection with the Hawaii restructuring.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

(c) Debt

The transfer of Norwegian Sky to Star Cruises reduced the pledged collateral of our $ $300.0 million senior secured term loan and the $500.0 million senior secured revolving credit facility (together, the “$800.0 million facility”). As a result, the pro-rata portion of the $800.0 million facility was reduced in January 2009 whereby we paid $47.3 million of the $300.0 million term loan and the amount available under the $500.0 million revolving credit facility was reduced by $147.9 million.

In March 2009, we amended certain terms of substantially all of our debt agreements. The amended terms include the extension of the maturity of the $800.0 million facility from July 2010 to January 2012. Also, the amended terms include the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants. In connection with the amendments, an aggregate of $100.0 million of equity was contributed by our shareholders.

In addition, the ranges of the increases in the applicable margins are as follows:

a)	$300.0 million Senior Secured Term Loan and $500.0 million Senior Secured Revolving Credit Facility from 1.25% to 6.25% to January 2010, from 1.5% to 6.5% from January 2010 to July 2010 and 3.5% from July 2010 to January 2012;

b)	$610.0 million Senior Secured Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

c)	Euro 624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

d)	Euro 258.0 million (currently U.S. dollar-denominated) Pride of America Hermes loan and Euro 40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity;

e)	$334.1 million Norwegian Jewel Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity; and

f)	Euro 308.1 million Pride of Hawai’i Loan from 0.25% to 1.50% in 2009 and from 0.75% to 2.00% in 2010 through maturity.