Form 20-F
period 2009-12-31
NCL CORP Ltd.
filed 2010-02-24
CIK 1318742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒   No

References herein to “Company,” “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries. “NCL” refers to NCL Corporation Ltd. individually and “Norwegian Cruise Line,” “NCL America” and “Orient Lines” refer to the Norwegian Cruise Line, NCL America and Orient Lines brands, respectively. “Genting HK” refers to Genting Hong Kong Limited and its affiliates (formerly Star Cruises Limited and its affiliates). “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “Affiliate(s)” refers to Genting HK, Apollo, and/or “TPG” which refers to the entities TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. References to the “U.S.” are to the United States of America and references to “dollars” or “$” are to U.S. dollars.

Terms used in this annual report

Unless otherwise indicated, in this annual report, the following terms have the meanings set forth below:

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Double occupancy per cabin multiplied by the number of cruise days for the period.

•

Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charterparty. A ship is “chartered in” by an end user and “chartered out” by the provider of the vessel.

•	CLIA. Cruise Lines International Association, a non-profit marketing and training organization formed in 1975 to promote cruising.

•	Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.

•	Major North American Cruise Brands. Norwegian Cruise Line, Carnival Cruise Lines, Royal Caribbean International, Holland America, Princess Cruises and Celebrity Cruises.

•	MARPOL. The International Convention for the Prevention of Pollution from Ships, an international environmental regulation.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

•	SOLAS. The International Convention for the Safety of Life at Sea, an international environmental regulation.

•	Terminal. A building in a port through which ship passengers arrive and depart.

Industry and market data

This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. All CLIA information relates to CLIA member lines, which represent 25 of the major North American cruise lines including NCL, which together represented 97% of the North American cruise capacity as of December 31, 2009. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects” in this annual report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The selected consolidated financial and operating data presented below are for the years 2005 through 2009 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. We refer you to “Item 18— Financial Statements.”

	Years ended December 31,
(in thousands)	2009	2008	2007	2006	2005
Statement of operations data
Revenue
Passenger ticket	$1,275,844	$1,501,646	$1,575,851	$1,442,628	$1,196,948
Onboard and other	579,360	604,755	601,043	537,313	435,262

Total revenue	1,855,204	2,106,401	2,176,894	1,979,941	1,632,210

Cruise operating expense
Commissions, transportation and other	311,308	341,936	434,749	429,280	331,386
Onboard and other	158,330	182,817	204,768	186,240	141,957
Payroll and related	318,154	377,208	436,843	412,943	323,621
Fuel	162,683	258,262	193,173	164,530	119,412
Food	118,899	126,736	120,633	102,324	94,105
Other	220,080	291,522	306,853	275,697	240,532

Total cruise operating expense	1,289,454	1,578,481	1,697,019	1,571,014	1,251,013

Other operating expense
Marketing, general and administrative	241,676	299,827	287,093	249,250	225,240
Depreciation and amortization	152,700	162,565	148,003	119,097	85,615
Impairment loss (1)	—	128,775	2,565	8,000	—

Total other operating expense	394,376	591,167	437,661	376,347	310,855

Operating income (loss)	171,374	(63,247)	42,214	32,580	70,342

Non-operating income (expense)
Interest income	836	2,796	1,384	3,392	4,803
Interest expense, net of capitalized interest	(115,350)	(152,364)	(175,409)	(136,478)	(87,006)
Other income (expense) (2)	10,373	1,012	(95,151)	(30,393)	28,096

Total non-operating income (expense)	(104,141)	(148,556)	(269,176)	(163,479)	(54,107)

Net income (loss)	$67,233	$(211,803)	$(226,962)	$(130,899)	$16,235

	As of or for the years ended December 31,
(in thousands, except operating data)	2009	2008	2007	2006	2005
Balance sheet data
Assets
Cash and cash equivalents	$50,152	$185,717	$40,291	$63,530	$60,416
Property and equipment, net	3,836,127	4,119,222	4,243,872	3,816,292	3,113,229
Total assets	4,811,348	5,047,141	5,033,698	4,629,624	3,984,227

Liabilities and shareholders’ equity
Due to Affiliate, net (3)	225	210,058	—	—	3,141
Advance ticket sales	255,432	250,638	332,802	314,050	276,644
Other current liabilities	234,795	348,625	291,509	298,768	217,430
Current portion of long-term debt	3,586	182,487	191,172	154,638	140,694
Long-term debt	2,554,105	2,474,014	2,977,888	2,405,357	1,965,983
Other long-term liabilities	58,654	31,520	4,801	1,744	2,631
Total shareholders’ equity (4)	1,704,551	1,549,799	1,235,526	1,455,067	1,377,704

Operating data
Passengers carried	1,318,441	1,270,281	1,304,385	1,153,844	981,665
Passenger cruise days	9,243,154	9,503,839	9,857,946	8,807,632	7,613,100
Capacity days	8,450,980	8,900,816	9,246,715	8,381,445	7,172,040
Occupancy percentage	109.4%	106.8%	106.6%	105.1%	106.1%

Other financial data
Net cash provided by (used in) operating activities	50,726	(23,297)	36,331	147,504	136,828
Net cash used in investing activities	(166,573)	(166,236)	(581,578)	(756,245)	(678,309)
Net cash provided by (used in) financing activities	(19,718)	334,959	522,008	611,855	429,473
Additions to property and equipment, net	(161,838)	(163,607)	(582,837)	(809,403)	(658,795)

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer you to our consolidated financial statements Note 3 “Property and Equipment”); in 2007, an impairment loss was recorded as a result of a write-down of $2.6 million relating to the sale of Oceanic, formerly known as Independence; and in 2006, an impairment loss was recorded as a result of a write-down of $8.0 million relating to the Orient Lines tradename.
(2)	For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, such amount includes foreign currency translation gains (losses) of $(9.6) million, $101.8 million, ($94.5) million, ($38.9) million and $28.7 million, respectively, primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these foreign currency gains (losses) were substantially offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.
(3)	The amount due as of December 31, 2008 was in connection with the Reimbursement and Distribution Agreement, (we refer you to “Item 7—Major Shareholders and Related Party Transactions”).
(4)	In April 2009, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009 (we refer you to “Consolidated Statements of Changes in Shareholders’ Equity” and Note 5 “Related Party Disclosures”) in our notes to our consolidated financial statements.

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

The adverse impact of the continuing worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence could adversely affect our financial condition and results of operations.

The demand for cruises is affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the current worldwide economic downturn has had an adverse effect on consumer confidence and discretionary income resulting in decreased demand and price discounting. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price discounting. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

The impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees and therefore could adversely affect our financial condition and results of operations.

As a result of the recent global credit crisis, certain financial institutions have filed for bankruptcy, have sold some or all of their assets, or may be looking to enter into a merger or other transaction with another financial institution. Consequently, some of the counterparties under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees may be unable to perform their obligations or may breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under our derivative contracts and other agreements. Also, we may be limited in obtaining funds to pay amounts due to our counterparties under our derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for their failure to perform their obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

An increase in the supply of cruise ships could adversely affect our financial condition and results of operations.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of berths, has increased from 1998 through 2009 at a compound annual growth rate of 7.1%. CLIA estimates that between the end of 2009 and 2013, the North America based CLIA member line fleet will increase by approximately 31 ships, representing a compound annual capacity growth of 4.1%. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 20%, according to CLIA. If there is an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices. In addition, increased cruise capacity could impact our ability to retain and attract qualified shipboard employees, including officers, at competitive levels and, therefore, increase our shipboard employee costs.

We face intense competition from other cruise companies as well as non-cruise vacation alternatives and we may not be able to compete effectively which could adversely affect our financial condition and results of operations.

We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated among three companies. Based on fleet counts as of December 31, 2009, Carnival Corporation and Royal Caribbean Cruises Ltd. together accounted for 83% of North American cruise passenger capacity in terms of berths while we accounted for 9.4%. We also face competition for many itineraries from other cruise operators as well as competition from non-cruise vacation alternatives. In the event we do not compete effectively, our business could be adversely affected.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments which could adversely affect our financial condition and results of operations.

We are highly leveraged with a high level of floating rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility. As of December 31, 2009, we had $2.6 billion of total debt and $1.7 billion in shareholders’ equity. As of December 31, 2009, our liquidity was $241.9 million.

Our substantial indebtedness could:

•	limit our ability to borrow money for our working capital, capital expenditures, development projects, debt service requirements, strategic initiatives or other purposes;

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	restrict us from taking certain actions by means of restrictive covenants;

•	make our credit card processors seek more restrictive terms in respect of our credit card arrangements; and

•	expose us to the risk of increased interest rates as certain of our borrowings are at a variable rate of interest.

With respect to our projections for 2010, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense in 2010 by approximately $13.8 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events impacting the security of travel could adversely affect the demand for cruises and as a result adversely affect our financial condition and results of operations.

Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict abroad or the possibility thereof, the issuance of travel advisories by national governments, and other geo-political uncertainties have had in the past and may again in the future have an adverse impact on the demand for cruises and consequently the pricing for cruises. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

We rely on external distribution channels for passenger bookings, and major changes in the availability of external distribution channels could undermine our customer base and adversely affect our financial condition and results of operations.

In 2009, the majority of our passengers on our fleet booked their cruises through independent travel agents. In the event that the travel agent distribution channel is adversely impacted by the worldwide economic downturn, this could reduce the distribution channels available for us to market and sell our cruises and we could be forced to increase the use of alternative distribution channels.

We rely on scheduled commercial airline services for passenger connections, and increases in the price of, or major changes or reduction in, commercial airline services could undermine our customer base and adversely affect our financial condition and results of operations.

A number of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cruise operating expense.

Increases in fuel prices or other cruise operating costs could have an adverse impact on our financial condition and results of operations.

Fuel costs accounted for 12.6% of our total cruise operating expense in 2009, 16.4% in 2008 and 11.4% in 2007. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control.

Any delays in the construction and delivery of a cruise ship, including any termination or breach of contract or any repairs and refurbishments of one of our cruise ships, may have an adverse effect on our business, financial condition and results of operations.

Delays in the construction, repair, refurbishment and delivery of a cruise ship can occur as a result of events such as insolvency, work stoppages, other labor actions or “force majeure” events experienced by our shipbuilders and other such companies that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment losses. A significant delay in the delivery of a new ship, or a significant performance deficiency or mechanical failure of a new ship, particularly in light of decreasing availability of dry-docking facilities, could have an adverse effect on our business. We currently have Norwegian Epic under construction and we are expecting to take delivery of that ship in the second quarter of 2010.

Conducting business internationally may result in increased costs and risks and adversely affect our financial condition and results of operations.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings.

Future epidemics and viral outbreaks may have an adverse effect on our financial condition and results of operations.

Public perception about the safety of travel and adverse publicity related to passenger or crew illness, such as incidents of H1N1 or stomach flu or other contagious diseases, may impact demand for cruises. If any wide-ranging health scare should occur, our business would likely be adversely affected.

The political environment in certain countries where we operate is uncertain and our ability to operate our business as we have in the past may be restricted and adversely affect our financial condition and results of operations.

We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest as well as insurrection and armed hostilities. Adverse international events could affect demand for cruise products generally and could have an adverse effect on us.

Adverse incidents involving cruise ships may have an adverse impact on our financial condition and results of operations.

The operation of cruise ships carries an inherent risk of loss caused by adverse weather conditions, maritime disaster, including, but not limited to, oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest and insurrection in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenue or increased costs. The operation of cruise ships also involves the risk of other incidents at sea or while in port, including missing passengers, inappropriate crew or passenger behavior and onboard crimes, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships and there can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors or incur increased port related and other costs resulting from such adverse events. Any such event involving our cruise ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety or result in increased governmental or other regulatory oversight. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. Anything that damages our reputation (whether or not justified), including adverse publicity about passenger safety, could have an adverse impact on demand, which could lead to price discounting and a reduction in our sales.

There can be no assurance that all risks are fully insured against or that any particular claim will be fully paid. Such losses, to the extent they are not adequately covered by contractual remedies or insurance, could affect our financial results. In addition, we have been and may continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Amendments to the collective bargaining agreements for crew members of our fleet could have an adverse impact on our financial condition and results of operations.

Currently, we are a party to six collective bargaining agreements. Three of these agreements are in effect until December 2010 and thereafter shall be renewed annually unless action to the contrary is taken by us or by the respective union. The three remaining collective bargaining agreements are scheduled to expire in 2018. Any amendments to such collective bargaining agreements in favor of the union members may increase labor costs.

Unavailability of ports of call may adversely affect our financial condition and results of operations.

We believe that attractive port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our business.

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, may have an adverse impact on our financial condition and results of operations.

Our income that is considered to be derived from the international operation of ships, as well as certain income that is considered to be incidental to such income (“Shipping Income”), is exempt from U.S. federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), based upon certain assumptions as to shareholdings and other information as more fully described in “Item 4—Information on the Company—Taxation—U.S. federal income taxation.” The provisions of Section 883 are subject to change at any time by legislation.

We believe that substantially all of our income derived from the international operation of ships is properly categorized as Shipping Income. However, the exemption for Shipping Income is only available for years in which we (prior to 2008) or our shareholders (for 2008 and subsequent years) have satisfied or will satisfy complex stock ownership tests as described in “Item 4—Information on the Company—Taxation.” If the Shipping Income exemption was not available prior to 2008, we could be subject to U.S. income taxes on a portion of our Shipping Income. For 2008 and subsequent years, if the Shipping Income exemption was not available, increased tax distributions to our shareholders could result.

Additionally, changes in the income tax laws in the numerous foreign and U.S. jurisdictions in which we operate could result in our being subject to higher income taxes.

We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations and any changes in the current laws and regulations could lead to increased costs or decreased revenue and adversely affect our business prospects, financial condition and results of operations.

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent Federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the IMO, the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the SOLAS, MARPOL, the Standard of Training Certification and Watchkeeping for Seafarers (“STCW”) and the recently adopted Manning Convention. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies, such as requiring the use of low sulfur fuels, increasing fuel efficiency requirements or further restricting emissions. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. In addition, the state of Alaska approved stringent regulations in 2008 concerning waste water discharge, and the discharge limits are not attainable at present. The two-year extension granted for the industry, during which the industry could operate under interim limits, expires in 2010; however, House bill 134 allows a six-year extension on the standard. The commissioner of the Alaska Department of Environment still has the ability to extend the deadline beyond the six years; however, at present the 2008 General Permit remains in effect. Currently, we and our competitors cannot comply with the final limits due to technology constraints. The Maritime Labor Convention 2006 will become international law in 2010 or 2011, when the prerequisite number of countries ratify. It will regulate many aspects of maritime crew labor and will impact the worldwide sourcing of new crewmembers.

These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.

By virtue of our operations in the U.S., the U.S. Federal Maritime Commission (“FMC”) requires us to maintain a third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Item 4—Information on the Company—Regulatory issues.”

In 2007, the state of Alaska implemented new taxes which have impacted the cruise industry operating in Alaska. It is possible that other states, countries or ports of call that our ships regularly visit may also decide to assess new taxes or fees or change existing taxes or fees specifically applicable to the cruise industry and its employees and/or guests, which could increase our operating costs and/or could decrease the demand for cruises.

The Passenger Shipping Association (“PSA”) has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom.

Changes in health, safety, security and other regulatory issues could adversely affect our business prospects, financial condition and results of operations.

We are subject to various international, national, state and local health, safety and security laws and regulations. For additional discussion of these requirements, we refer you to “Item 4—Information on the Company—Regulatory Issues.” Changes in existing legislation or regulations and the imposition of new requirements could adversely affect our business.

Implementation of U.S. Federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our business. Many cruise customers may not currently have passports or may not obtain a passport card (previously known as the People Access Security Service Card, or PASS Card) as an alternative to a passport. This card was created to meet the documentary requirements of the Western Hemisphere Travel Initiative. Applications for the card have been accepted since February 1, 2008 and the cards were made available to the public beginning in July 2008. As of June 1, 2009, all U.S. citizens returning to the U.S. via land or sea borders must provide a PASS Card or US Passport.

Item 4.	Information on the Company

History and Development of the Company

The legal name of the Company is NCL Corporation Ltd. The Company was incorporated under the laws of Bermuda on December 15, 2003 as an exempted company. Norwegian Cruise Line commenced operations out of Miami in 1966. In February 2000, Genting HK acquired control of and subsequently became the sole owner of the Norwegian Cruise Line operations. In January 2008, Apollo acquired 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion. As part of this investment, Apollo was afforded majority control of our Board of Directors. Also, in January 2008, TPG acquired, in the aggregate, 12.5% of our outstanding share capital from Apollo. As a result of the aforementioned transactions, our current shareholders and their relative ownership percentages of our outstanding ordinary shares are as follows: Genting HK (50.0%), Apollo (37.5%) and TPG (12.5%).

The Company’s registered offices are located at Milner House, 18 Parliament Street, Hamilton HM 12, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126, U.S. and the main telephone number at that address is (305) 436-4000. The website for Norwegian Cruise Line is located at www.ncl.com. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”). Daniel S. Farkas, the Company’s Senior Vice President and General Counsel, is our agent for service of process at our principal executive offices.

Business Overview

Our Company

We are one of the leading global cruise line operators, offering a wide variety of itineraries in North America (including Alaska and Hawaii), Central and South America, Bermuda, the Caribbean, the Mediterranean and the Baltic. We currently operate ten modern cruise ships, representing 22,110 berths, which account for approximately 9.4% of the North American cruise capacity in terms of berths based on fleet counts as of December 31, 2009. In addition, we have our largest and most sophisticated cruise ship (4,200 berths), Norwegian Epic, scheduled for delivery during the second quarter of 2010 which will increase our total capacity to 26,310 total berths. We refer you to “Item 5—Operating and Financial Review and Prospects – Future capital commitments.” We have the youngest fleet of cruise vessels in the industry among the Major North American Cruise Brands, with a weighted average age of 6.1 years.

We strive to create an innovative and differentiated cruise product offering with the goal of providing our customers with the highest level of overall satisfaction in their cruise vacation experience. We pioneered a unique style of cruising called “Freestyle Cruising” onboard all our vessels, which provides our customers with the freedom and flexibility associated with a resort-style atmosphere and experience as well as significantly more dining options than a traditional cruise. Our entire fleet has been purpose-built to deliver “Freestyle Cruising” which we believe provides us with a significant competitive advantage.

We offer cruises ranging from one day to three weeks. During 2009, we docked at over 150 ports worldwide, with itineraries originating from 21 ports of which 13 are in North America. Many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Southern California, New England and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We are the only cruise line operator to offer an entirely inter-island itinerary in Hawaii, with our U.S.-flagged vessel, Pride of America. This itinerary is unique in the cruise industry, as all other competing cruise lines are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary.

We believe that both our “Freestyle Cruising” and “Homeland Cruising” initiatives along with our inter-island Hawaiian cruises are strong brand differentiators that contribute to our overall strong customer satisfaction scores and brand loyalty as measured by our large percentage of repeat customers.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Growth

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the vacation market. According to CLIA, in 2009 approximately 13.4 million passengers took cruises of two consecutive nights or more on CLIA member lines, versus 7.2 million passengers in 2000, representing a compound annual growth rate of 7.2%. We believe that, based on CLIA’s research, cruising is significantly under-penetrated and represents approximately 10% of the North American vacation market. In addition, according to industry research, only 20% of the U.S. population has ever taken a cruise and this percentage should increase as the market for first-time cruise passengers expands.

The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, North Africa, the South Pacific, the Far East and India.

Based on the number of ships that are currently on order worldwide, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicated that at the end of 2010 and 2011, CLIA member lines will have an aggregate passenger capacity of 316,000 and 333,000 berths, respectively. These figures include ships that are expected to be marketed in North America and worldwide. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation offers an exceptional value. A typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options.

Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising” which eliminates the airfare commonly associated with a vacation. CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation. In addition, CLIA’s surveys also show that cruise passengers have the highest level of satisfaction when compared to alternative land-based vacations like resorts and land-based escorted tours.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new vessels and limited shipyard capacity. Based on recently announced newbuild vessels, the cost to build a cruise ship can range from $250.0 million to $1.5 billion or $174,000 to $644,000 per berth, depending on the vessel’s size and quality of product offering. The construction time of a newbuild vessel is typically between 27 months to 36 months and requires significant cash payments to fund construction before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of cruise ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic, while the luxury segment offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines, Royal Caribbean International and Norwegian Cruise Line. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. Based on expected fleet counts as of December 31, 2009, the Major North American Cruise Brands together represent approximately 91.6% of the North American cruise market.

Norwegian Cruise Line and NCL America have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2009, 2008 and 2007, revenues attributable to North American passengers were 83%, 83% and 86%, respectively. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships and ship under construction.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives.

Innovative Product Offerings

We have a long tradition of product innovation within the cruise industry as one of the most established consumer brands in Caribbean cruising. We became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers, and we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.” We will continue to bring innovation to the cruise industry with the delivery of Norwegian Epic in 2010, which will offer 20 dining options, and what we believe will be the widest array of entertainment at sea, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Nickelodeon and the improvisational comedy troupe The Second City.

Additional Strategies

•

Maximize Net Yields. We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard activity to drive higher overall Net Yield.

•

Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

•

Improve Operating Efficiency and Lower Costs. We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers.

•

Expand and Strengthen Our Product Distribution Channels. As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We recently restructured our sales and marketing organization to provide better focus on distribution.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, through “Freestyle Cruising,” we offer the flexibility and choice to our passengers who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to tailor their onboard experience to their own schedules, desires and tastes. The key elements of “Freestyle Cruising” include:

•	flexible dining policy: no fixed dining times or pre-assigned seating in our dining rooms;

•

12 to 14 dining options on each of our owned ships; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

•	resort-casual dress code acceptable throughout the ship at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.

All of our ships have been custom designed and built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. With the success of “Freestyle Cruising,” we have implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product experience. The enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and villa passengers.

Our Fleet

Our cruise ships are purpose-built vessels suited to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities including up to 14 dining options, together with hundreds of standard private balcony cabins. Four of our ships offer a complex of private courtyard villas, each with up to approximately 570 square feet of space, which provide personal butler service and exclusive access to a private courtyard area with private pool, sundeck, hot tubs, spa and fitness center. In addition, six of our ships have luxury garden villas with up to approximately 6,694 square feet of space, making them the largest rooms at sea. These luxury garden villas offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service. Continuing our tradition of innovation and the extension of the Norwegian Cruise Line brand, we are taking delivery of Norwegian Epic in the second quarter of 2010. By the end of 2010, 48% of our cabins will have private balconies representing a higher mix of outside balcony cabins than the other contemporary brands.

Norwegian Epic will offer our passengers itineraries to the western and eastern Caribbean and is one of the most innovative and cutting-edge ships in the industry. The ship will offer our customers a huge aqua park, sports complex, squash court, two three-lane bowling alleys and our two-story Wii™ Wall. There are 20 dining options offering the widest choice of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices Blue Man Group and Cirque Dreams and Dinner. We will offer world-class entertainment in our jazz and blues club and our comedy club will feature the improvisational comedy troupe The Second City.

Norwegian Cruise Line Ships

The table below provides a brief description of our ships and areas of operations based on 2010 itineraries:

Ship	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Epic (1)	2010	4,200	153,000	Caribbean
Norwegian Gem	2007	2,400	93,500	Europe, Bahamas
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Pearl	2006	2,400	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	93,500	Caribbean and Bahamas
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,220	92,300	Bahamas, Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,240	91,700	Alaska, Mexico and Pacific Coastal

Ship	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Sun	2001	1,940	78,300	Europe, Caribbean, Pacific Coastal and Panama Canal
Norwegian Sky (2)	1999	1,990	77,100	Bahamas
Norwegian Spirit	1998	2,000	75,300	Caribbean, Bahamas, Bermuda, Canada and New England

(1)	Expected to be delivered in the second quarter of 2010.
(2)	Chartered from Genting HK until the end of 2010. In May 2008, Pride of Aloha was re-flagged into our international fleet and renamed and launched as Norwegian Sky.

Itineraries

We offer cruise itineraries ranging from one day to three weeks calling on approximately 150 worldwide locations, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. For the year ended December 31, 2009, approximately 65% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations (areas outside of the Caribbean and Bahamas) which we believe allows us to generate higher Net Yield.

Ports and Facilities

We have an agreement with the Government of Bermuda whereby two of our ships are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston and New York. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We have a contract with the City of New York pursuant to which we receive preferential berths on specific piers at the city’s passenger ship terminal. Furthermore, we have contracts with the city of Los Angeles and the Port of Miami pursuant to which we receive preferential berths at the city’s cruise ship terminals. We have a concession permit with the U.S. National Park Service whereby our ships are permitted to call on Glacier Bay 22 times through September 30, 2019 during each summer cruise season. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Revenue Management Practices

Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, cabin category selected and the time of year that the voyage takes place. We generate additional revenue from specialty restaurants and certain beverages, casino operations, shore excursions, gift shop purchases, spa services and other similar items.

Ticket Revenue

We base our ticket pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize Net Yield by matching projected availability to anticipated future passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by sailing, cabin category, travel partner, market segment, itinerary and distribution channel. In addition, we establish a set of cabin categories throughout each cruise ship and price our cruise fares on the basis of these cabin categories. Typically, the initial published fares are established 18 or more months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high occupancy. If the rate at which cabin inventory is sold differs from expectations, we will raise or lower the prices of each cabin category accordingly. This can be done through promotions, special rate codes, opening and closing categories, or price changes. Our revenue management tool, which is typical of what is used by our major competitors in North America, tracks and forecasts overall booking demand and provides optimal pricing and selling limit recommendations on a daily basis. The system allows us to better optimize our booking curve and shorten the time to implement pricing decisions, and is designed to optimize revenue for the full range of cabin categories, thereby reducing the need for last minute discounting to fill ships.

Onboard and Other Revenue

Ticket prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities such as entertainment, pool-side activities and various sports programs. We earn additional revenue onboard our ships principally from specialty restaurants and certain beverages, casino operations, shore excursions, gift shop purchases, spa services and other similar items. Onboard and other revenue is an important component of our revenue base representing 31.2% of our 2009 total revenue. To maximize onboard revenue, we use various cross-marketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the Company while retail shops, spa services, art auctions and internet services are managed through contracts with third party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions.

Seasonality

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months of June through August. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled dry-docking, which we typically schedule during non-peak demand periods.

Sales and Marketing

Product Distribution Channels and Sales

We sell our product through four primary distribution channels: retail/travel agent, consumer direct, international and Charter, Meeting and Incentive Sales (“CM&I”).

The retail/travel agent channel represents the majority of our ticket sales. Passengers utilizing this channel book their cruises through independent travel agents who sell our itineraries on a non-exclusive, commission-based basis. Given the importance of the retail/travel agent channel, a major focus of our marketing strategy is motivating and supporting our travel agent partners. Our travel partner base is comprised of an extensive network of approximately 20,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.

In 2008, we implemented “Partnership 2.0,” a new initiative aimed at strengthening our ties with our travel agent partners. As part of the program, we implemented dozens of projects specifically designed to improve efficiency with our travel partners and guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center. In a recent survey, 91% of travel agent respondents stated that they witnessed a material improvement in our business practices and overall communication as a result of “Partnership 2.0.”

In addition to our focus on retail sales, we continue to grow our consumer direct business through investments in our brand and our website as well as significant increases in our direct sales force. Passengers booking directly with us tend to book earlier and in higher category inventory.

Outside of the U.S., we have an international sales presence with over 150 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the United Kingdom and Continental Europe markets, which have grown significantly in recent years and where we now offer local itineraries year-round. We have modified our 2010 itineraries to increase demand by appealing to guests in different markets including the UK, Italy, Germany and Spain. We have had success with our baseloading initiatives in Europe, where our “Freestyle Cruising” has been well received, and are in the process of building our direct sales force in Europe.

Finally, our CM&I business focuses on full ship charters as well as corporate meeting and incentive travel. These sales often have very long lead times and generate a higher level of Net Yield than sales through our other channels.

Across all channels, we are also undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our suites and villa complexes, which have increased significantly as a percentage of our total inventory as a result of our fleet renewal.

Supporting our sales efforts across several distribution channels are our call centers located in Florida, Arizona, the UK and Germany with over 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have an outsourced relationship with a firm that manages an additional location for us in Guatemala. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

Marketing, Brand Communications and Advertising

Our marketing department works to enhance our brand awareness and increase levels of engagement and understanding of our product and services among consumers, trade and travel partners. Core areas within the department include brand strategy, advertising and media, marketing communications, direct marketing, customer loyalty, website/interactive and market research. All marketing supports our comprehensive brand platform created expressly to leverage our unique “Freestyle Cruising” concept. Our brand campaign started in late 2006 and has been successful in differentiating us from our competitors. The media mix has included television, print, radio, digital, e-mail and direct mail. We also introduced a new component to our travel partner marketing, NCL University online, which is an informative travel partner education program.

We have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our passengers and travel agency partners, has been a major focus of this momentum. We are continually enhancing our website to ensure that it communicates our brand promise, promotes relevant product information and aligns with our “Freestyle Cruising” message. Our consumer and travel agency partner booking engine provides passengers and travel agency partners the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We continue to develop additional functionality and tools to serve our passengers and travel agency partners.

Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services and often return to our ships. The Norwegian Cruise Line loyalty program is known as Latitudes. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits, cabin upgrades and onboard recognition. Avid cruisers can use our co-branded credit card to earn upgrades and discounts.

Customer feedback and research is also a critically important element in the development of our overall marketing and business strategies. In 2008, we instituted a process for measuring and understanding key drivers of customer loyalty and satisfaction from our passengers that provides valuable insights into the cruise experience. We regularly initiate custom research studies among both consumers and travel partners to assess the impact of various programs and/or to solicit feedback that inform future direction.

Ship Operations and Cruise Infrastructure

Ship Maintenance

In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for scheduled maintenance work, repairs and improvements performed in dry-dock. Dry-dock duration is a statutory requirement controlled under the chapters of SOLAS and to some extent the International Load Lines Convention. Under these regulations, it is required that a passenger ship dry-dock twice in 5 years and the maximum duration between each dry-dock cannot exceed 3 years. However, most of our ships qualify under a special exemption provided by the Bahamas (Flag State) after meeting certain criteria set forth by the Bahamas to dry-dock once in every 5 years. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the dry-docking period and assist in performing maintenance and repair work. We do not earn revenue while ships are dry-docked. Accordingly, dry-docking work is typically performed during non-peak demand periods to minimize the adverse effect on revenue that results from ships being out of service. Dry-dockings are typically scheduled in spring or autumn and depend on shipyard availability.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. Our largest operating expenditures are for fuel and oil, passenger food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and Passenger Safety

We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.

Our fleet is equipped with modern navigational control and fire prevention and control systems. In recent years, our ships have continuously been upgraded and include internal and external regulatory audits. We have installed high-fog sprinklers in the engine rooms of the ships in our fleet, as required by the IMO regulation. The navigation centers on our ships are also equipped with voyage data recorders (“VDRs”), which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents. A majority of our ships utilize operational closed circuit television systems that enhance our training, assist in investigations and support the safety of passengers and crew.

We have developed the Safety and Environmental Management System (“SEMS”). This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support the fleet and risk management decisions. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and routinely audited by an outside consultant, and the system also undergoes regular internal audits as well as an annual audit by the U.S. Coast Guard. We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments.

Insurance

We maintain marine insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets.

In addition to the marine insurance coverage on the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	protection and indemnity insurance (that covers third party liabilities) including insurance against risk of fuel spill;

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

•	tour operator insurance;

•	insurance for cash onboard; and

•	insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels.

The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention; however, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet entered into force, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the entry into force of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol enters into force, we expect insurance costs would increase.

Trademarks

We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “NCL AMERICA,” “NCL” and the NCL logo, the names of our cruise ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered onboard our ships. In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION.” Other significant marks include our “SCHOOL OF FISH DESIGN” marks that display one fish swimming against a school of fish and NCL slogan marks, e.g., “NCL. WHERE YOU’RE FREE TO WHATEVER,” which underscore our “FREESTYLE” message. We believe our “NORWEGIAN CRUISE LINE,” “NCL AMERICA,” “NCL,” “FREESTYLE CRUISING,” “FREESTYLE DINING,” “FREESTYLE VACATION” and “NCL” slogan trademarks and the name of our cruise ships as well as the SCHOOL OF FISH DESIGN, NCL and NCL AMERICA logos are widely recognized throughout North America and Europe and have considerable value.

Competition

We compete in the multi-night global cruise vacation industry. Although this sector has grown significantly over the past decade, it still remains a relatively small part of the broadly defined global vacation market that has historically been dominated by land-based vacation alternatives. The different cruise brands that make up the global cruise vacation industry historically have been segmented by product offering and service quality into contemporary, premium and luxury cruises. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive than the premium or luxury segments. The premium segment is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment offers the highest level of services and quality with longer cruises on the smallest ships.

We compete primarily with the other Major North American Cruise Brands consisting of the contemporary segment, including Carnival Cruise Lines and Royal Caribbean International and the premium segment, including Holland America, Princess Cruises and Celebrity Cruises. As of December 31, 2009, Norwegian Cruise Line accounts for approximately 9.4% of North American cruise passenger capacity in terms of berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations.

Regulatory Issues

Registration of Our Ships

Nine of the ships that we currently operate are registered in the Bahamas. One of our ships, Pride of America, is a U.S.-flagged ship. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ship is subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including, but not limited to, the U.S. Public Health Service and the U.S. Coast Guard. Our U.S.-flagged ship is also regulated by the Food and Drug Administration (“FDA”) and U.S. Department of Labor.

Our entire fleet is also subject to the health and safety laws and regulations of the various port locales where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and implemented the IMO conventions relating to ocean-going passenger ships. U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S, documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed cruise ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, was transferred to the Bahamas registry and operates as Norwegian Jade. The Hawaii Cruise Ship Provision also authorized the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. In May 2008, Pride of Aloha was transferred to the Bahamas registry and operates as Norwegian Sky. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work be performed in the U.S., except in case of emergency or lack of availability, and that the ship operates primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ship deployed in Hawaii is able to cruise between U.S. ports in Hawaii without the need to call at a foreign port.

Health and Environment

Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. Specifically in the U.S., we comply in all material respects with the newly implemented U.S. Environmental Protection Agency’s Vessel General Discharge permit.

Also in the U.S., we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention (“CDC”) and the FDA. We believe we rate at the top of the range of CDC and FDA scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.

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

Permits for Glacier Bay, Alaska

In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our cruise ships in Glacier Bay National Park and Preserve. We currently hold a concession permit allowing for 22 calls per summer cruising season through September 30, 2019. However, there can be no assurance that such permit will be renewed when necessary or that regulations relating to the renewal of such permit will remain unchanged in the future.

Security and Safety

From July 1, 1998, pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.

We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, the International Port and Ship Facility Code (“ISPS Code”), was adopted by the IMO in December 2002 and provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues onboard ships and in ports. We have been in compliance with all requirements of the ISPS Code imposed upon us as of the implementation date of July 1, 2004.

In addition to the requirements of the ISPS Code, the U.S. Congress enacted the Maritime Transportation Security Act of 2002 (“MTSA”), which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the U.S. docking at ports in the U.S. The U.S. Coast Guard has published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members onboard such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential (“TWIC”) is a new Federal requirement for accessibility into and onto U.S. ports and U.S.-flagged vessels. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-1974 SOLAS requirements install automatic sprinkler systems by December 31, 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

IMO adopted an amendment to SOLAS which requires partial bulkheads on cabin balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. As of December 31, 2009, all of our ships were in compliance with the SOLAS amendment. The new SOLAS regulation on Long-Range Identification and Tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to automatically transmit the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

Financial Requirements

The FMC requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, the Passenger Shipping Association has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom currently valued at British Pound Sterling 4.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the U.S. and the cruise industry in general.

Taxation

U.S. Federal Income Taxation—Foreign-Flagged Operations

The following discussion of the application to us of U.S. federal income tax laws is based upon current provisions of the Code, legislative history, U.S. Treasury regulations, administrative rulings and court decisions.

Our foreign-flagged operations derive income from the international operation of ships. Under Section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the U.S., are exempt from U.S. federal income taxes on gross income derived from the international operation of ships. A foreign corporation will qualify for the Section 883 exemption if: (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to U.S. corporations (“Equivalent Exemption”) and (ii) (a) more than 50% in value of its stock is directly or indirectly owned by individuals who are residents of a foreign country that grants an Equivalent Exemption (“Stock Ownership Test”), (b) the corporation is a controlled foreign corporation as defined in Section 951(a) (“CFC”) and more than 50% of the total value of all of the outstanding shares of the CFC is owned by one or more qualified U.S. individual, domestic corporations or trusts or (c) the corporation’s stock is primarily and regularly traded on a specified, established securities market. In addition, current U.S. tax regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation requirements (“Substantiation Requirements”) in order to establish that it meets the Stock Ownership Test.

In January 2008, NCL Corporation Ltd., formerly a corporation, became a partnership for U.S. federal income tax purposes (“U.S. Partnership”). A U.S. Partnership is not a taxable entity and incurs no U.S. federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are made. Under Section 1446 of the Code, we would be required to withhold and remit taxes on income allocable to foreign partners. Amounts withheld may be treated as a distribution to such partners. As a partnership, eligibility for the exemption under Section 883 of the Code, for our international shipping income for the 2008 tax year and beyond, is tested by reference to our shareholders rather than to us. Each shareholder needs to meet the requirements of Section 883 discussed above in order for the exemption to apply to the income allocated to such shareholder.

Shipping Income (as defined above in “Risk Factors”) is exempt from U.S. federal income taxes under Section 883 of the Code. The U.S.-source portion of our income that is not Shipping Income is generally subject to U.S. taxation. Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages.

We believe that substantially all of our income derived from the international operation of ships is Shipping Income. However, as discussed previously, the exemption for Shipping Income is not applicable in any year in which we (for 2006 and 2007) or our shareholders (for 2008 and subsequent years) do not satisfy complex stock ownership tests as described above.

If we did not qualify for exemption under Section 883 of the Code, we would need to determine how much of our Shipping Income should be subject to U.S. taxation. Our income derived from U.S.-sources includes 100% of our income, if any, from transportation that begins and ends in the U.S., and 50% of our income from transportation that either begins or ends in the U.S. Income from transportation that neither begins nor ends in the U.S. would not be taxable. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules described above is not free from doubt.

Certain State, Local and Non-U.S. Tax Matters. We are subject to income taxes in various state, local and non-U.S. jurisdictions in which we transact business.

U.S. Federal Income Taxation—U.S.-flagged operation. Through 2009, income derived from our U.S.-flagged operation (under the NCL America brand) generally is subject to U.S. federal and state income taxation at combined graduated rates of up to 39%, after an allowance for deductions. U.S.-source dividends and interest paid by NCL America generally would be subject to a 30% withholding tax, unless exempt under one of various exceptions. In connection with the Reimbursement and Distribution Agreement (“RDA”) (we refer you to Note 5 “Related Party Disclosures”), in December, 2009 NCL America Holdings, Inc. (“NCLA”), the tax owner of the assets of the U.S. flagged operation, was converted to a limited liability company under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. Thus, subsequent to December 2009, taxes on the income from our U.S.-flagged operations are imposed on our shareholders and we distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to section 1446 of the Code, withhold such taxes at the partnership level.

Organizational structure

Our corporate structure is as follows1:

1	All subsidiaries are 100% owned by their immediate parent companies. Please refer to Exhibit 8.1 filed with this Annual Report on Form 20-F for a listing of our significant subsidiaries.
2	NCL Corporation Ltd. is owned 50% by Genting HK, 37.5% by Apollo and 12.5% by TPG.

3	Ship-holding companies for our Bahamas-flagged ships.
4	Operates our Bahamas-flagged fleet, including a ship charter agreement with Genting HK, and performs under contract with NCL America LLC certain marketing, ticket issuance and other services.
5	Ship-holding company for our U.S.-flagged ship.
6	Operates our U.S.-flagged ship.

Property and equipment

Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ship under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—Our Fleet” and “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources.” Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Item 4—Information on the Company-Regulatory Issues—Health and Environment.”

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease approximately 230,300 square feet of facilities. We also lease approximately (i) 24,300 square feet of office space in Sunrise, Florida for sales; (ii) 22,700 square feet of office space in Hawaii for administrative operations of NCL America and Polynesian Adventure Tours; (iii) 9,600 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 11,000 square feet of office space in Germany for sales and marketing in Europe; and (v) 42,800 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements under this caption “Item 5—Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this annual report, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this annual report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for terms like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the continuing worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	general industry trends, including the introduction of competing itineraries and other products by other companies;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the continued availability under our credit facilities and compliance with our covenants;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	changes in general economic, business and geo-political conditions;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•

increases in our future fuel expenses related to implementing recently proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security;

•	the continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors.”

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the Results of Operations section.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue primarily consists of revenue from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Critical accounting policies

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship accounting

Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated residual value of the ship. Improvement costs that we believe add value to our ships are capitalized to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred. We account for dry-docking costs under the direct expense method which requires us to expense all dry-docking costs as incurred.

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2009 would have increased by $4.0 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $20.2 million.

We believe our estimates for ship accounting are reasonable and our methods are consistently applied. We believe that depreciation expense is based on a rational and systematic method to allocate our ships’ costs to the periods that benefit from the ships’ usage.

Asset impairment

We review our long-lived assets, principally ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and other indefinite-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

Contingencies

Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance on accounting for contingencies, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.

Results of operations

We reported total revenue, total cruise operating expense, operating income (loss) and net income (loss) as shown in the following table (in thousands):

	Years Ended December 31,
	2009	2008	2007
Total revenue	$1,855,204	$2,106,401	$2,176,894

Total cruise operating expense	$1,289,454	$1,578,481	$1,697,019

Operating income (loss)	$171,374	$(63,247)[1]	$42,214

Net income (loss)	$67,233	$(211,803)[1]	$(226,962)

[1]	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth operating data as a percentage of revenue:

	Years Ended December 31,
	2009	2008	2007
Revenue
Passenger ticket	68.8%	71.3%	72.4%
Onboard and other	31.2%	28.7%	27.6%

Total revenue	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	16.8%	16.2%	20.0%
Onboard and other	8.5%	8.7%	9.4%
Payroll and related	17.1%	17.9%	20.1%
Fuel	8.8%	12.3%	8.9%
Food	6.4%	6.0%	5.5%
Other	11.9%	13.9%	14.1%

Total cruise operating expense	69.5%	75.0%	78.0%

Other operating expense
Marketing, general and administrative	13.0%	14.2%	13.2%
Depreciation and amortization	8.2%	7.7%	6.8%
Impairment loss	—%	6.1[1] %	0.1%

Total other operating expense	21.2%	28.0%	20.1%

Operating income (loss)	9.3%	(3.0)[1] %	1.9%

Non-operating income (expense)
Interest income	—%	0.1%	0.1%
Interest expense, net of capitalized interest	(6.2)%	(7.2)%	(8.0)%
Other income (expense)	0.5%	—%	(4.4)%

Total non-operating expense	(5.7)%	(7.1)%	(12.3)%

Net income (loss)	3.6%	(10.1)[1] %	(10.4)%

[1]	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth selected statistical information:

	Years Ended December 31,
	2009		2008	2007
Passengers Carried	1,318,441	[1]	1,270,281	1,304,385
Passenger Cruise Days	9,243,154		9,503,839	9,857,946
Capacity Days	8,450,980		8,900,816	9,246,715
Occupancy Percentage	109.4%		106.8%	106.6%

[1]	Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Years Ended December 31,
	2009	2008	2007
Passenger ticket revenue	$1,275,844	$1,501,646	$1,575,851
Onboard and other revenue	579,360	604,755	601,043

Total revenue	1,855,204	2,106,401	2,176,894
Less:
Commissions, transportation and other expense	311,308	341,936	434,749
Onboard and other expense	158,330	182,817	204,768

Net revenue	$1,385,566	$1,581,648	$1,537,377

Capacity Days	8,450,980	8,900,816	9,246,715
Gross Yield	$219.53	$236.65	$235.42
Net Yield	$163.95	$177.70	$166.26

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Years Ended December 31,
	2009	2008	2007
Total cruise operating expense	$1,289,454	$1,578,481	$1,697,019
Marketing, general and administrative expense	241,676	299,827	287,093

Gross Cruise Cost	1,531,130	1,878,308	1,984,112
Less:
Commissions, transportation and other expense	311,308	341,936	434,749
Onboard and other expense	158,330	182,817	204,768

Net Cruise Cost	$1,061,492	$1,353,555	$1,344,595

Capacity Days	8,450,980	8,900,816	9,246,715
Gross Cruise Cost per Capacity Day	$181.18	$211.03	$214.57
Net Cruise Cost per Capacity Day	$125.61	$152.07	$145.41

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

Total revenue decreased 11.9% in 2009 compared to 2008 primarily due to a 15.0% decrease in passenger ticket revenue and a 4.2% decrease in onboard and other revenue. Net Revenue decreased 12.4% in 2009 compared to 2008 due to a 7.7% decrease in Net Yield and a 5.1% decrease in Capacity Days. The decrease in Net Yield was the result of a decrease in passenger ticket pricing due to adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased net revenue from our shore excursions and gaming operations and an increase in occupancy percentage. The decrease in Capacity Days was the result of the departure of Marco Polo, Norwegian Dream and Norwegian Majesty from our fleet upon expiration of the relevant charter agreements in March 2008, November 2008, and October 2009 respectively, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Total cruise operating expense decreased 18.3% in 2009 compared to 2008 primarily related to a decrease in fuel price and implementation of cost control initiatives. Total other operating expense decreased 33.3% in 2009 compared to 2008 primarily due to an impairment loss in 2008 of $128.8 million as a result of the cancellation of a contract to build a ship. In 2009, we also implemented cost control initiatives which included savings in marketing, general and administrative expense. Net Cruise Cost decreased 21.6% in 2009 compared to 2008 primarily due to a 17.4% decrease in Net Cruise Cost per Capacity Day. The decrease in Net Cruise Cost per Capacity Day was primarily due to lower fuel expense per Capacity Day primarily as a result of a 30.1% decrease in average fuel price per metric ton to $392 in 2009 from $561 in 2008; lower marketing, general and administrative expense and other cruise operating expense per Capacity Day due to savings from cost control initiatives; and lower payroll and related expense per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from the Hawaii market to our international fleet in 2008.

Depreciation and amortization expense decreased 6.1% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Genting HK in January 2009.

Interest expense, net of capitalized interest, decreased to $115.4 million in 2009 from $152.4 million in 2008, primarily due to lower average interest rates. Other income (expense) improved to income of $10.4 million in 2009 compared to $1.0 million in 2008. The other income in 2009 was primarily due to fuel derivative gains of $20.4 million partially offset by foreign currency translation losses of $(9.6) million, which were primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars. The other income in 2008 was primarily due to foreign currency translation gains of $101.8 million partially offset by fuel derivative losses of $(99.9) million.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

Total revenue decreased 3.2% in 2008 compared to 2007 primarily due to a 4.7% decrease in passenger ticket revenue primarily due to a decrease in Capacity Days as discussed below. Net revenue increased 2.9% in 2008 compared to 2007 due to a 6.9% increase in Net Yield partially offset by a 3.7% decrease in Capacity Days. The increase in Net Yield in 2008 was the result of higher passenger ticket pricing and onboard and other revenue which was primarily due to increased revenue from our gaming operations and art concessionaire. The decrease in Capacity Days was the result of the departure of Norwegian Wind, Norwegian Crown, Marco Polo and Norwegian Dream which left the fleet upon expiration of the relevant charter agreements in April 2007, November 2007, March 2008 and November 2008, respectively, as well as the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008. This decline in capacity was partially offset by the addition of Norwegian Gem which entered our fleet in October 2007.

Expense

Total cruise operating expense decreased 7.0% in 2008 compared to 2007 primarily due to a decrease in commissions, transportation and other expense, as passengers were purchasing less air transportation through us, and payroll and related expense as discussed below. These decreases were partially offset by an increase in fuel prices. Total other operating expense increased 35.1% in 2008 compared to 2007 primarily due to an impairment loss in 2008 of $128.8 million as a result of the cancellation of a contract to build a ship. Net Cruise Cost increased 0.7% in 2008 compared to 2007 due to a 4.6% increase in Net Cruise Cost per Capacity Day partially offset by a 3.7% decrease in Capacity Days mentioned above. The increase in Net Cruise Cost per Capacity Day was primarily attributable to higher fuel expense per Capacity Day primarily as a result of a 41.7% increase in average fuel price per metric ton to $561 in 2008 from $396 in 2007; higher marketing, general and administrative expense per Capacity Day mainly due to additional professional fees incurred primarily in connection with legal costs and management consulting projects; partially offset by lower payroll and related expenses per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from our Hawaii market to our international fleet in 2008.

Depreciation and amortization expense increased 9.8% compared to 2007 primarily due to the addition of Norwegian Gem which entered service in October 2007.

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

Interest expense, net of capitalized interest, decreased to $152.4 million in 2008 from $175.4 million in 2007 primarily due to lower average interest rates and a decrease in average outstanding borrowings. Other income (expense) improved to a $1.0 million gain in 2008 from a $(95.2) million loss in 2007. In 2008, foreign currency translation gains of $101.8 million were primarily offset by $(99.9) million of losses due to the change in fair value of our fuel derivative contracts. In 2007, the expense was primarily due to foreign currency translation losses of $(94.5) million. Foreign currency translation gains and losses were primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities was $50.7 million for the year ended December 31, 2009 primarily due to net income of $67.2 million partially offset by changes primarily due to timing differences in cash payments relating to operating assets and liabilities. Net cash provided by (used in) operating activities was $(23.3) million and $36.3 million for the years ended December 31, 2008 and 2007, respectively. The cash used in operating activities in 2008 was primarily due to a decrease in advance ticket sales.

Net cash used in investing activities was $166.6 million, $166.2 million and $581.6 million consisting of additions to property and equipment related to payments for construction of Norwegian Epic for the years ended December 31, 2009 and 2008 and for delivery of Norwegian Gem in 2007.

Net cash used in financing activities of $19.7 million for the year ended December 31, 2009 was primarily due to payments on outstanding loans and repayments of senior secured revolving credit facilities and loan arrangement fees, primarily offset by the issuance of $450.0 million of 11.75% Senior Secured Notes and draw downs on our $750.0 million Senior Secured Revolving Credit Facility and a contribution from, and other transactions with, Affiliates. Net cash provided by financing activities was $335.0 million and $522.0 million for the years ended December 31, 2008 and 2007, respectively. Cash from financing activities in 2008 was primarily due to contributions from an Affiliate and draw downs on our then senior secured revolving credit facilities and other outstanding loans substantially offset by repayments on those facilities. In 2008, $240.2 million of our then $250.0 million 10 5/8% Senior Secured Notes were tendered to us and we expensed unamortized loan fees in connection with these notes which was included in interest expense, net of capitalized interest, in our consolidated statement of operations. Also in 2008, we had transactions with an Affiliate primarily due to the RDA. In 2007, we made payments on outstanding loans and transactions and repayments of our senior secured revolving credit facility, primarily offset by draw downs under this revolving credit facility. We also had draw downs to fund the delivery of Norwegian Gem and for general corporate purposes.

Capitalized interest was $12.1 million for the year ended December 31, 2009 compared to $4.6 million for the year ended December 31, 2008. In 2008, we expensed $9.9 million of capitalized interest due to an impairment charge in connection with the cancellation of a contract to build a ship. Capitalized interest for the year ended December 31, 2007 was $18.8 million. The decreases were also due to lower levels of investments in ships under construction during these periods.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. We anticipate that capital expenditures will be $1.1 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of December 31, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of December 31, 2009 is $1.3 billion. As of December 31, 2009, we had capitalized costs of $283.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Contractual Obligations

As of December 31, 2009, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$2,548,093	$—	$347,028	$536,816	$1,664,249
Operating lease obligations (2)	44,837	6,818	10,772	10,016	17,231
Ship purchase obligations (3)	978,451	978,451	—	—	—
Port facilities (4)	171,959	20,339	38,455	38,837	74,328
Capital lease obligations (5)	14,779	3,586	9,388	1,805	—
Interest obligations (6)	783,775	128,887	255,059	214,998	184,831
Other (7)	64,079	50,113	12,405	1,561	—

Total	$4,605,973	$1,188,194	$673,107	$804,033	$1,940,639

(1)	Includes original issue discount of $5.2 million.
(2)	Non-cancelable operating leases primarily for offices, motor vehicles and office equipment.
(3)	Contractual obligations with initial terms in excess of one year; assumes euro/U.S. dollar exchange rate of 1.4321 as of December 31, 2009.
(4)	Future commitments with remaining terms in excess of one year to pay for our usage of a New York City cruise terminal and Bermuda and Miami port facilities.
(5)	Primarily for buses for Hawaii operations and leases in connection with Norwegian Epic.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of December 31, 2009.
(7)	Future commitments with remaining terms in excess of one year primarily for service and maintenance contracts and a charter agreement with an Affiliate.

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

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of December 31, 2009, an aggregate of $89.3 million of collateral from all of our service providers was included in other assets in our consolidated balance sheet.

We evaluated subsequent events through February 24, 2010, the date our financial statements were issued.

Funding sources

As of December 31, 2009, our liquidity was $241.9 million.

We have up to $949.3 million (based on the euro/U.S. dollar exchange rate as of December 31, 2009) of export credit financing in place for Norwegian Epic, which will complete our funding requirements for this ship.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of December 31, 2009.

In November 2009, we issued $450.0 million of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering. The guarantees of the notes are secured by first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. We also entered into our $750.0 million Senior Secured Revolving Credit Facility. The net proceeds from these transactions and cash on hand were used to repay all of our outstanding debt aggregating $1,003.3 million under our $300.0 million Senior Secured Term Loan, $500.0 million Senior Secured Revolving Credit Facility and $610.0 million Senior Secured Revolving Credit Facility. In addition, we discharged the remaining $9.8 million of our $250.0 million 10 5/8% Senior Secured Notes.

In October 2009, we converted our euro 308.1 million Pride of Hawai’i Loan from euro to U.S. dollar-denominated, through maturity, with remaining terms unchanged.

In April 2009, we amended certain terms of substantially all of our then debt agreements. The amended terms included the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds, as defined therein, and certain other additional covenants. Our shareholders contributed an aggregate of $100.0 million of equity in connection with these amendments.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Financial instruments and other

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our consolidated financial statements Note 6 “Financial Instruments,” for further detail.

Interest rate risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of December 31, 2009, 35% of our debt was fixed and 65% was floating, and we had one interest rate swap agreement which is in place through October 2010. Changes in the fair value of the interest rate swap are recorded in other income (expense) in our consolidated statement of operations. A one percentage point increase in interest rates would increase our 2010 interest expense by approximately $13.8 million.

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk is related primarily to our ship-building contract and euro-denominated debt. From time to time, we entered into foreign currency forward contracts and/or option contracts for these payments; however, as of December 31, 2009, all of our debt was denominated in U.S. dollars and no forward contracts were outstanding. During 2009 and 2008, we included a $20.6 million and $1.1 million gain, respectively, related to our previous forward contracts in our consolidated statements of operations.

Also, we are exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. Our principal net foreign currency exposure relates to the euro. To manage this exposure, we take advantage of any natural offsets to our foreign currency revenues and expenses and from time to time enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. As of December 31, 2009, no forward contracts related to these forecasted transactions were outstanding.

Fuel price risk

Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expense, was 12.6% in 2009, 16.4% in 2008 and 11.4% in 2007. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2009, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $130.2 million maturing through December 31, 2010. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2010 would increase our anticipated 2010 fuel expense by approximately $22.5 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of $15.8 million.

Fair value for our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points (we refer you to our consolidated financial statements, Note 6 “Financial Instruments” for more regarding fair value).

Related party transactions

We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions” for details of our related party transactions.

Item 6.	Directors, Senior Management and Employees

Directors and senior management

The members of our Board of Directors and our executive officers as of February 24, 2010 are:

Name	Age	Position with NCL
Tan Sri Lim Kok Thay	58	Chairman of the Board of Directors
David Chua Ming Huat	47	Director
Marc J. Rowan	47	Director
Steve Martinez	41	Director
Adam M. Aron	55	Director
Walter L. Revell	75	Director, Chairman of the Audit Committee
Karl Peterson	38	Director
Kevin M. Sheehan	56	Chief Executive Officer and Chief Financial Officer
Roberto Martinoli	57	President and Chief Operating Officer
Andrew Stuart	46	Executive Vice President, Global Sales and Passenger Services
Daniel S. Farkas	41	Senior Vice President and General Counsel
Howard L. Flanders	52	Senior Vice President of Finance and Treasurer

Tan Sri Lim Kok Thay became the Chairman of the Board of Directors of the Company on December 16, 2003. Tan Sri Lim is Chairman and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; generation and supply of electric power and oil and gas exploration activities. Tan Sri Lim is also Chairman and Chief Executive of Genting Malaysia Berhad, Joint Chief Executive of Genting Plantations Berhad, both of which are publicly listed companies in Malaysia, and the Chairman of Genting Singapore PLC, a public company listed on the Singapore Stock Exchange. Genting Malaysia, Genting Plantations, and Genting Singapore are subsidiaries of Genting Berhad. Tan Sri Lim is a director of Golden Hope Limited (acting as trustee of the Golden Hope Unit Trust) which is the principal shareholder of Genting HK; and Chairman and Chief Executive Officer of Genting HK, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim was involved with Genting HK since its formation in 1993. Tan Sri Lim was also involved in the development of the Genting Highlands Resort in Malaysia and the overall concept and development of the Burswood Resort in Perth, Australia, the Adelaide Casino in South Australia and Foxwoods Casino Resort in Connecticut. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979.

David Chua Ming Huat became a Director of the Company in 2008. He has served as President of Genting HK since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with extensive knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business. He was a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad from April 1998 to May 2002. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada.

Marc J. Rowan became a Director of the Company in January 2008. He is a Senior Managing Director of Apollo Global Management, LLC and a managing partner of Apollo Management, L.P. In addition to Norwegian Cruise Lines Corporation Ltd., Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Re, Countrywide PLC and Harrah’s Entertainment, Inc. (member of the Executive Committee and Human Resources Committee), as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Cannondale Bicycle Corp., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance.

Steve Martinez became a Director of the Company in January 2008. Mr. Martinez is a partner of Apollo Management, L.P., a private investment partnership that manages a series of institutional funds focused on complex equity investments, leveraged buyouts and corporate reorganizations. Mr. Martinez currently serves on the board of directors of Prestige Cruises, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; the parent company of Rexnord Industries, a diversified manufacturer of engineered products; the parent company of Jacuzzi Brands, a leading global producer of premium branded, home water comfort and therapy products and Hughes Telematics, an information services company. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global and Hayes-Lemmerz International. Mr. Martinez is also active in charitable activities, and currently serves as Co-Chairman of the Northeast Advisory Board of the Hispanic Scholarship Fund. Prior to joining Apollo, Mr. Martinez was a member of the mergers and acquisitions department of Goldman Sachs & Co. with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received a Master’s of Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively.

Adam M. Aron became a Director of the Company in January 2008. He is Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo Management L.P. Mr. Aron has previously served as President and CEO of Norwegian Cruise Line, Senior Vice President of Marketing for United Airlines, Senior Vice President-Marketing for Hyatt Hotels Corporation, and most recently as Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc. Mr. Aron currently serves on the board of directors of Cap Juluca Properties Ltd., E-miles, Inc., Starwood Hotels and Resorts Worldwide and Prestige Cruise Holdings, Inc., the parent company of Oceania Cruises, Inc. and Seven Seas Cruises S. DE R.L. Mr. Aron also serves on the board of directors of a number of non-profit organizations. He is a member of the Council on Foreign Relations, and is a former member of the Young Presidents’ Organization, Business Executives for National Security; the former First Vice Chairman of the Travel Industry Association of America; and Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron was selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation from 2000 through 2006, and was a delegate to President Clinton’s 1995 White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College.

Walter L. Revell became a Director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Mr. Revell is Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Mr. Revell also serves as a director of The St. Joe Company, a publicly traded company that is Florida’s largest private land owner and a major real estate developer, as a director of International Finance Bank in Miami, Florida and as a director of Edd Helms Group in Miami, Florida. He also serves as Chairman of the Board and Chief Executive Officer of Pinehurst Development, Inc., a family owned company, and serves on the Executive Committee, the Board of Trustees and as Chairman of the Construction Committee of the Miami Science Museum. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials and Sun Banks of Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and has been a member of The Florida Council of 100 since 1972. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco.

Karl Peterson became a Director of the Company in July 2008. He is a partner of TPG Capital. Since joining TPG Capital in 2004, Mr. Peterson has led TPG Capital’s investment activities on financial services, media and entertainment. Prior to 2004, he was President and Chief Executive Officer of Hotwire Inc. Mr. Peterson led Hotwire from inception through its highly successful sale to InterActiveCorp for $680.0 million in 2003. Before his work at Hotwire.com in 2000, Mr. Peterson was a principal of Texas Pacific Group based in San Francisco. Prior to joining Texas Pacific Group, he was an investment banker in the Mergers & Acquisitions department and the Leveraged Buyout Group of Goldman, Sachs & Company from 1992 to 1995. Mr. Peterson currently serves on the boards of directors of Sabre Holdings and Harrah’s Entertainment. Mr. Peterson received his bachelor’s degree from the University of Notre Dame and was elected to Beta Gamma Sigma.

Kevin M. Sheehan has served as the Chief Executive Officer and Chief Financial Officer of the Company since 2008. Previously he was the President, Executive Vice President and Chief Financial Officer of the Company. Prior to joining us in November 2007, he spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. Prior to that Mr. Sheehan served a nine-year career with Cendant as Chairman and Chief Executive Officer of their Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express and prior to that was Cendant’s Chief Financial Officer and initially served as President and Chief Financial Officer of Avis Group. He is a graduate of Hunter College and the New York University Graduate School of Business. Mr. Sheehan serves on the board of directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE “GHS”). He also serves on the board of directors of the West of England Ship Owners Mutual Insurance Association.

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

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. In April 2008, he held the position of Executive Vice President and Chief Product Officer and Executive Vice President of Marketing and Sales since 2003 and, prior to that, he was our Senior Vice President of Passenger Services. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Daniel S. Farkas has served as Senior Vice President and General Counsel of the Company since February 2008 and he joined us in January 2004. He previously held the positions of Vice President and Assistant General Counsel and prior to that was our Assistant General Counsel. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami Dade County, Florida. Mr. Farkas currently serves on the board of directors of the Cruise Industry Charitable Foundation. Mr. Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.

Howard L. Flanders has served as the Senior Vice President of Finance and Treasurer of the Company since December 2008 and he joined us in April 2008. As Senior Vice President of Finance and Treasurer, Mr. Flanders is responsible for all aspects of Treasury, Tax, Internal Audit, Corporate Planning and the Controller’s group. Mr. Flanders has over 30 years of Finance and Treasury experience. Before joining us in April 2008, he served as Executive Vice President and Chief Financial Officer of All American Semiconductor, a publicly held electronics components company in Miami, Florida. Prior to that, Mr. Flanders held positions with Reliance Group Holdings, as well as PricewaterhouseCoopers, both in New York. Mr. Flanders received a Bachelors of Science degree in Accounting from Florida State University and is a Certified Public Accountant.

Theresa Grant is the Secretary of the Company. She is a corporate administrator employed by Coson Corporate Services Limited. Jonathan Betts is the Resident Representative of the Company. He is an Associate Attorney at Cox Hallett Wilkinson in Bermuda.

We refer you to “Item 7.—Major Shareholders and Related Party Transactions-Related Party Transactions” for a discussion of the arrangement pursuant to which our Affiliates appoint directors onto our Board of Directors.

Compensation of directors and executive officers

The aggregate cash compensation paid to our directors and executive officers for the year ended December 31, 2009 was $10.6 million.

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

Severance Arrangements

Certain of our executive officers are employed pursuant to employment agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the executive’s employment by us without cause or a termination by the executive for good reason. Severance generally includes a cash payment based on the executive’s base salary (and in some cases, bonus), and our payment of the executive’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with one of our former executives and have recognized costs associated with this of $25.3 million. As of December 31, 2009, the remaining liability was $17.0 million, which includes a fully vested co-investment profits interest award granted to the former executive under the profits sharing agreement described above.

Share option scheme for shares of Genting HK

Share options that are exercisable for shares of Genting HK have been granted to certain directors and employees of Genting HK and NCL under the “Star Cruises Employees Share Option Scheme for Executives.” This Scheme is comprised of the “Pre-listing Employee Share Option Scheme” which was originally adopted by Genting HK on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the “Post-listing Employee Share Option Scheme” adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002).

As of December 31, 2009, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 389,377 at an exercise price of $0.40 per share and 41,339,476 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 843,653 granted to executive officers and directors, respectively. Amounts exercisable under the Pre-listing Employee Share Option Scheme and the Post-listing employee Share Option Scheme totaled 389,377 and 41,339,476, respectively.

Incentive Bonus Plans, qualified and non-qualified benefit plans

Incentive Bonus Plans. We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

401(k) Plan. We maintain a 401(k) Plan for our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of each participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions become vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the Code.

Supplemental Executive Retirement Plan. We maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our executive officers whose benefits are limited under the 401(k) Plan and who were employed by the Company in an executive capacity prior to 2008. We credit participants under the SERP Plan for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. As of December 31, 2009 and 2008, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million. No amounts were contributed under the SERP Plan by us as of December 31, 2009, 2008 and 2007, as the SERP Plan is unfunded.

Supplemental Senior Executive Retirement Plan. We previously maintained a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for one of our former executives. Pursuant to a severance agreement entered into with our former executive in 2008, he waived all of his rights to receive benefits under the SSERP Plan in exchange for cash payments that will be paid in installments and comprise a portion of the his severance benefits described above.

We recorded expenses related to the above 401(k) Plan, SERP and SSERP Plan of $3.1 million, $3.6 million and $4.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Retirement Plan. The Retirement Plan is unfunded with no plan assets. The projected benefit obligation included in long-term liabilities was $8.0 million as of December 31, 2009.

Board practices

Terms of directors and executive officers

All of our current directors serve one year terms until re-elected or their successors are appointed at our annual general meeting of shareholders. Our Board of Directors has established an Audit Committee and a Compensation Committee.

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of our financial statements; (ii) the performance of the internal audit services function; (iii) the engagement of the independent auditor and the evaluation of the independent auditor’s qualification, independence and performance; and (iv) compliance by us with legal and regulatory requirements. The Audit Committee has established a written charter which describes the purpose, organization, authority and responsibilities of the Audit Committee. Mr. Revell is the chair of, and he, and Mr. Martinez, serve on our Audit Committee. The Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations.

The purpose of the Compensation Committee is to assist the Board of Directors in fulfilling its overall responsibilities with respect to: (i) the evaluation and compensation of our Chief Executive Officer and Chief Financial Officer; (ii) the appointment of officers; (iii) the establishment of salaries, incentives and other forms of compensation for Executive Vice Presidents and members of the Board of Directors; and (iv) the establishment and administration of incentive compensation, benefit and stock-related plans provided to our employees (but our Board of Directors retains the authority to interpret those plans). The Compensation Committee has established a written charter which describes the purpose, composition, responsibilities, meetings, resources and authority, periodic review of the charter, and periodic performance evaluations of the Compensation Committee. Tan Sri Lim Kok Thay, Marc Rowan and Steve Martinez serve on our Compensation Committee. Steve Martinez is the Chairman of the Compensation Committee.

Our executive officers have employment agreements with us that provide for benefits upon termination of employment by us without cause, by the executive for good reason (and in some cases, without good reason) and in connection with a change in control. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors.

Employees

The following table shows the divisional allocation of our employees as of December 31, 2009, 2008 and 2007.

	As of December 31,
	2009	2008	2007
Shipboard (1)	10,149	11,125	12,115
Shoreside	1,758	1,842	2,175

Total	11,907	12,967	14,290

(1)	Does not include crew members that were on leave as of the respective dates.

In 2009 and 2008, less shipboard crew was primarily due to ships leaving the fleet and less shoreside employees was primarily due to cost control initiatives.

Also, we refer you to “Item 3—Key Information—Risk Factors—Risks relating to our business” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.

Share Ownership

The directors and our executive officers do not own ordinary shares of our Company or options exercisable into ordinary shares of our Company.

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

As of February 24, 2010, our principal shareholders are:

Shareholder	Number of Shares	Percentage Ownership

Genting HK (1)	10,500,000	50.0%

Apollo (2)	7,875,000	37.5%

TPG (3)	2,625,000	12.5%

(1)	Genting HK owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.

(2)	Apollo owns its ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).

(3)	TPG owns its ordinary shares indirectly through TPG Viking I, L.P., a Cayman Islands limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands limited partnership (576,118 ordinary shares) and TPG Viking AIV III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009.

Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Genting HK and NCL Investment Ltd. (the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, has granted to Apollo the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd., a Cayman Islands company, and Star NCLC Holdings Ltd., a Bermuda company and a wholly-owned subsidiary of Genting HK, become parties to the Shareholders’ Agreement through separate joinder agreements on January 7, 2008. Each TPG affiliate purchasing ordinary shares is considered a permitted transferee of Apollo and all ordinary shares purchased by TPG are deemed owned by Apollo under the Shareholders’ Agreement. We refer you to “Related party transactions” below, for more details on the Shareholders’ Agreement. As of February 24, 2010, the principal shareholders of Genting HK are:

Shareholder	Percentage Ownership in Genting HK
GHL (1)	47.42%
GENM (2)	19.30%

(1)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.

(2)	GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.

As a result, an aggregate of 66.72% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of February 24, 2010.

Related party transactions

Transactions with Genting HK, Apollo and TPG

In April 2009, our shareholders contributed an aggregate of $100.0 million of equity as stated above.

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a charter arrangement, to Genting HK.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into the RDA with NCL Investment Ltd. and Genting HK which sets out arrangements in relation to the NCLA Business, including the subsidizing by Genting HK of certain losses and expenses related to NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008. We entered into an additional agreement with Genting HK to charter-in Norwegian Sky through 2010.

Amounts due to Genting HK as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the RDA. For the year ended December 31, 2007, $3.7 million was reimbursed to us by Genting HK for ship-related costs.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant charter agreement.

In June 2009, in connection with the RDA, we agreed with Genting HK to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of the S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Genting HK agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than the S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of the S.S. United States to Genting HK resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

In December 2009, we reduced additional paid-in capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

The Shareholders’ Agreement

On August 17, 2007, the Company, NCL Investment Ltd., a Bermuda company, and Genting HK entered into a shareholders’ agreement (the “Shareholders’ Agreement”) to regulate the affairs relating to the Company’s management and the rights and obligations of Apollo and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd., a Cayman Islands company, and Star NCLC Holdings Ltd., a Bermuda company and a wholly-owned subsidiary of Genting HK, became parties to the Shareholders’ Agreement through separate joinder agreements on January 7, 2008; TPG Viking I, L.P., a Cayman Islands limited partnership, TPG Viking II, L.P., a Cayman Islands limited partnership, and TPG Viking AIV III, L.P., a Delaware limited partnership (collectively the “TPG entities”), each a wholly-owned subsidiary of TPG, also became parties to the Shareholders’ Agreement through separate joinder agreements on January 8, 2008.

Prior to July 2008, Apollo and Genting HK were entitled to appoint three and two directors to the Board, respectively. In July 2008, a shareholders resolution was adopted in accordance with the Company’s bye-laws expanding the size of the Board to seven directors. As a result, Apollo and Genting HK increased their ability to appoint directors to the Board to four and three directors, respectively.

Subject to Genting HKs’ consent rights as described below, Apollo has the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate number of equity securities held by Apollo (and certain of their permitted transferees, which include the TPG entities) to the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) falls below 0.6 (the “Apollo Minimum Ratio”), these rights will cease. Apollo also has the right to vote TPG’s shares; such authority will terminate when the combined ownership of Company shares by Apollo and Genting HK falls below 25% of the then total outstanding shares. For as long as the ratio of the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) to the aggregate number of equity securities held by Apollo (and certain of their permitted transferees, including the TPG entities) is at least 0.6 (the “SCL Minimum Ratio”), certain reserved matters may not be carried out without the prior consent of Genting HK, which include, among others, the following:

•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200.0 million;

•

the primary issuance by the Company of equity securities in a public offering (other than in the case of an initial public offering of primary ordinary shares, in which the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	subject to limited exceptions, the issuance by the Company of equity securities in a private offering to third parties;

•

make one or more capital expenditures if the aggregate amount of such capital expenditures (or a series of separate but related capital expenditures), together with all other capital expenditures made after January 7, 2008, is in excess of $20.0 million;

•	declaring or paying any non-pro-rata dividends or distributions;

•	any changes to the Company’s memorandum of association or bye-laws; and

•	hiring a new chief executive officer of the Company or any of its subsidiaries, provided, however, such consent should not be unreasonably withheld.

Provided the SCL Minimum Ratio is maintained, the Board must also provide reasonable advance written notice to Genting HK of and consult with (but is not required to obtain the consent of) Genting HK regarding certain actions including (i) approval of the Company’s consolidated annual budget and any material action taken which deviates from such budget, (ii) the incurrence of any debt of the Company and its subsidiaries in excess of $100.0 million, (iii) the issuance of any equity securities of the Company or any of its subsidiaries, (iv) the declaration of any dividends or distributions on any equity securities and (v) the commencement or termination of employment of any executive or key employee of the Company or any of its subsidiaries.

Subject to limited exceptions, each shareholder of the Company has the right to participate on a pro-rata basis in any issuance of new shares. In addition, at any time after January 7, 2010, Apollo and Genting HK has the right to make written requests to the Company to register and thereby transfer all or a portion of its equity securities in the Company through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) the Company reasonably expects to qualify for the exemption from U.S. federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). TPG also has certain registration rights as a shareholder of the Company.

Unless a Qualified Public Offering has occurred whereby Apollo sells any of its shares or any initial public offering of the Company’s primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo will be entitled to sell all, but not less than all, of its shares to a third party in cash, provided that Apollo first offers Genting HK the right to acquire its shares on terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1.0 billion equity investment by, and issuance of shares, to NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Genting HK have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Ltd. Both NCL Investment Ltd.'s and Genting HK’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Genting HK is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Genting HK had actual knowledge on such date. Genting HK’s indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

Item 8.	Financial Information

We refer you to “Item 18—Financial Statements” beginning on page F-2.

Legal proceedings

Material litigation

(i)	In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009 and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. We have filed a response to the plaintiff’s motion and a motion for sanctions which are currently pending before the court. We are not able at this time to estimate any further impact from these proceedings.

(ii)	In June 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. In December 2009 the matter was settled and did not have a material impact on our consolidated financial position, results of operations or cash flows.

(iii)	The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation and are not able at this time to estimate the impact of this investigation.

(iv)	In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(v)	In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Dividends

We intend to retain all currently available funds and as much as necessary of future earnings in order to fund the continued development and growth of our business. Our $750.0 million Senior Secured Revolving Credit Facility due 2015 and the indenture governing our $450.0 million 11.75% Senior Secured Notes due 2016 also impose restrictions on our ability to pay dividends. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, restrictions imposed by applicable law and our financing agreements and other factors that our Board of Directors deems relevant.

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

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 34678. We were incorporated on December 15, 2003 under the name NCL Holdings, Ltd. which was changed to NCL Corporation Ltd. on March 26, 2004. We have a general corporate purpose which can be found in paragraph 6 of our memorandum of association. We are owned by Genting HK, Apollo and TPG, holding 50.0%, 37.5 % and 12.5% of our issued ordinary shares, respectively.

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

Memorandum of Association and Bye-laws

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

In addition, the Board of Directors are required to refuse to register a transfer unless all applicable consents have been obtained. As a matter of Bermuda law, a transfer of shares will require prior approval from the Bermuda Monetary Authority. Subject to these restrictions, a holder of ordinary shares may transfer the title to all or any of his or her or its ordinary shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances permit) or in such other form as the Board of Directors may accept. The instrument of transfer must be signed by both the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.

Meetings of shareholders

Our bye-laws provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the written resolution of our shareholders, except that the removal of directors and auditors cannot be done by written resolution. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. The notice requirement for general meetings is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders present, in person or by proxy, and representing in excess of 50% of the total issued voting shares.

Access to books and records and public dissemination of information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the Company's memorandum of association (which include its objects and powers) and any alterations to its memorandum of association, including changes to the Company’s authorized share capital. The shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings of shareholders and the Company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and removal of directors

Our bye-laws provide that our Board of Directors shall consist of not less than five directors. Our bye-laws do not provide for cumulative voting in the election of directors. Subject to the provisions of our bye-laws, the shareholders by resolution may determine such other minimum or maximum numbers of directors. Currently, our Board of Directors consists of seven members.

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

Proceedings of the Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our Board of Directors and our Board of Directors may exercise all powers of the Company to borrow money and mortgage any of our property and assets. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Our directors may also be paid all reasonable travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board of Directors or general meetings of the Company, acting as committee members appointed by the Board of Directors or otherwise in connection with our business or their duties as directors. Under Bermuda law, a director shall be deemed not to be acting honestly and in good faith if he fails to disclose at the first opportunity at a meeting of directors or by writing to the directors: (i) his or her interest in any material contract or proposed material contract with the Company or any of its subsidiaries; or (ii) his or her material interest in any person that is a party to a material contract or proposed material contract with the Company.

Our bye-laws provide that a director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company must declare the nature of such interest as required by the Companies Act 1981. Following such declaration, the director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum for such meeting.

Our bye-laws provide that the Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital (or any part thereof) and may issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

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

Our bye-laws provide that the bye-laws may only be amended in the manner provided for in the Companies Act 1981 and with the unanimous approval of the Board of Directors and the approval of a majority of the shareholders of the Company.

In circumstances where the share capital of the Company is divided into different classes of shares, our bye-laws provide that the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons holding or representing by proxy at least one-third of the issued shares of the class.

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

Capitalization of profits and reserves

Pursuant to our bye-laws, our shareholders may, upon the recommendation of our Board of Directors, (i) capitalize any part of the amount of our share premium or other reserve accounts or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Material contracts

On November 12, 2009, we issued $450.0 million aggregate principal amount of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering that was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to an indenture, dated as of November 12, 2009, among NCL Corporation Ltd., as issuer, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee. In addition, we entered into a $750.0 million Senior Secured Revolving Credit Facility at LIBOR plus a margin of 4.0% maturing in 2015. The notes and this senior secured revolving credit facility are guaranteed by certain of the Company’s subsidiaries which own four of the Company’s ships, namely, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn. The guarantees of the notes are secured by the same collateral securing the senior secured revolving credit facility (other than pledges of ordinary shares or similar items of the guarantors), including first priority mortgages on the ships, and the liens securing the guarantees of the notes rank pari passu in priority to the liens securing this senior secured revolving credit facility. The net proceeds from these transactions and cash on hand were used to repay all of our outstanding debt aggregating $1,003.3 million under our $300.0 million Senior Secured Term Loan, $500.0 million Senior Secured Revolving Credit Facility and our $610.0 million Senior Secured Revolving Credit Facility. In addition, we discharged the remaining $9.8 million of our $250.0 million 10 5/8% Senior Secured Notes.

On November 12, 2009, we entered into a registration rights agreement in connection with the note offering discussed above requiring the Company to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the notes for new notes evidencing the same continuing indebtedness and with substantially identical terms except that the new notes will not be subject to restrictions on transfer. We will use commercially reasonable efforts to have such registration statement declared effective no later than 365 calendar days after the original issue date of the notes and will use commercially reasonable efforts to cause the exchange offer to be completed no later than 35 calendar days after the registration statement is declared effective.

On November 12, 2009, in connection with the note offering discussed above and borrowings under our $750.0 million Senior Secured Revolving Credit Facility, the trustee under the notes and the collateral agent under our $750.0 million Senior Secured Revolving Credit Facility entered into a first lien intercreditor agreement, which governs the relative priorities of their respective security interests in the guarantors’ assets securing the guarantees of the notes and the borrowing under our $750.0 million Senior Secured Revolving Credit Facility and certain other matters relating to the administration of the security interests.

Exchange controls

None.

Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by holders in respect of the notes. Furthermore, NCL Corporation Ltd. has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to it or to any of its operation or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property of leasehold interest in Bermuda held by it.

Documents on display

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

Subsidiary information

None.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We refer you to “Item 5—Operating and Financial Review and Prospects—Financial instruments and other,” for information about our market risk.

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer-Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer-Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer-Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer-Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included on page F-1.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

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

Item 16C.	Principal Accountant Fees and Services

	Total Fees For the years ended December 31,
	2009	2008
	(in thousands)
Fees
Audit fees	$1,648	$995
Audit related fees	—	299
Tax fees	42	85
All other fees	2	2

Total	$1,692	$1,381

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements and other statutory audit reports. In 2009, audit fees also related to our Sarbanes Oxley 404 attestation and comfort letter related to issuance of our $450.0 million 11.75% Senior Secured Notes due 2016 in a private offering.

Audit-related fees in 2008 were in connection with various consultations. Audit-related fees related to 2008 of $84,000 were approved after the filing of the 2008 Form 20-F, and therefore were not included in that report.

Tax fees in 2009 and 2008 were in connection with tax return preparation and other tax services related to United States and foreign jurisdictions.

All other fees for 2009 and 2008 related to the PricewaterhouseCoopers LLP annual on-line subscription research tool.

Audit Committee pre-approval policies and procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP and our Audit Committee approved all such services for the years ended December 31, 2009 and 2008. Any services provided by PricewaterhouseCoopers LLP and others that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-2 to F-25 of this annual report.

Item 19.	Exhibits

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

NCL Corporation Ltd.

By:	/s/ KEVIN M. SHEEHAN

Name:	Kevin M. Sheehan
Title:	Chief Executive Officer and Chief Financial Officer

Date: February 24, 2010

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of NCL Corporation Ltd.*

1.2	Amended and Restated Bye-Laws of NCL Corporation Ltd. dated January 7, 2008. ****

2.1	Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. ****

2.2	Joinder, dated January 8, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. ****

2.3	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and Star NCLC Holdings Ltd. ****

2.4	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and NCL Investment II Ltd. ****

2.5	Indenture, dated November 12, 2009, by and among NCL Corporation Ltd. as Issuer and Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited as subsidiary guarantors and US Bank National Association as Indenture Trustee with respect to $450 million 11.75% Senior Notes due 2016.

2.6	Registration Rights Agreement, dated November 12, 2009, by and among NCL Corporation Ltd. and Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited, as guarantors and Deutsche Bank Securities, Inc., Barclays Capital, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. with respect to $450 million 11.75% Senior Notes due 2016.

4.1	Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.2	Supplemental Amendments, to Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.3	Facility Agreement, dated as of September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks.**

4.4	Euro 334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, by and among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.5	First Supplemental Deed, dated as of September 30, 2005, to Euro 334.1 million Norwegian Jewel Loan, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks.**

4.6	Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*+

4.7	Second Supplemental Deed, dated as of September 30, 2005, to Euro 308.1 million Pride of Hawai’i Loan, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks.**

4.8	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank.*

4.9	Up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks.**

4.10	Seventh Supplemental Deed to Euro 258.0 million Pride of America Loans and Sixth Supplemental Deed to Euro 40.0 million Pride of America Loans, both dated November 13, 2006, to Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, as amended, by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

Exhibit Number	Description of Exhibit
4.11	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks. ***+

4.12	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.13	Third Supplemental Deed, dated November 13, 2006, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. ***+

4.14	First Supplemental Deed, dated November 13, 2006, to up to Euro 624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks. ***+

4.15	Euro 662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A. ***+

4.16	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006. ***+

4.17	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A.***+

4.18	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006.***+

4.19	Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd.****

4.20	Second Supplemental Deed, dated December 21, 2007, to Euro 624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. ****+

4.21	Fourth Supplemental Deed, dated December 21, 2007, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.22	Eighth Supplemental Deed to Euro 258.0 million Pride of America Loan and Seventh Supplemental Deed to Euro 40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated December 21, 2007, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. ****+

4.23	Fourth Supplemental Deed, dated December 21, 2007, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.24	Fifth Supplemental Deed, dated February 10, 2008, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks. ****+

4.25	Third Supplemental Deed, dated December 21, 2007, to Facility Agreement, dated as of September 23, 2005, as amended, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks. ****+

4.26	First Supplemental Deed, dated December 21, 2007, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ****+

4.27	Amendment No. 1, dated December 1, 2006, Amendment No. 2, dated March 20, 2007, Amendment No. 3, dated July 31, 2007, and Amendment No. 4, dated December 10, 2007, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. ****+

4.28	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. ****+

4.29	AOM No. 5, dated November 11, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. ****+

4.30	Second Supplemental Deed, dated April 24, 2008, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks. *****+

4.31	Bareboat Charter Agreement, dated June 2, 2008, by and between Pride of Aloha, Inc. and NCL (Bahamas) Ltd. *****+

4.32	Bareboat Charter Agreement, dated January 2, 2009, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. *****+

4.33	Third Supplemental Deed, dated April 2, 2009, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

4.34	Third Supplemental Deed, dated April 2, 2009, to Euro 624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks. ++

4.35	Fifth Supplemental Deed, dated April 2, 2009, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

4.36	Ninth Supplemental Deed to Euro 258.0 million Pride of America Loan and Eighth Supplemental Deed to Euro 40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated April 2, 2009, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

4.37	Sixth Supplemental Deed, dated April 2, 2009, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. ++

4.38	First Lien Intercreditor Agreement, dated November 12, 2009, by and among Nordea Bank Norge ASA and U.S. Bank National Association.

4.39	$750 million Credit Agreement, dated October 28, 2009, by and among NCL Corporation Ltd., various lenders and Nordea Bank Norge ASA. ++

8.1	List of subsidiaries of NCL Corporation Ltd.

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to our registration statement on Form F-4 (File No. 333-128780).

**	Incorporated herein by reference to our annual report on Form 20-F filed on March 29, 2006 (File No. 333- 128780).

***	Incorporated herein by reference to our annual report on Form 20-F filed on March 6, 2007 (File No. 333- 128780).

****	Incorporated herein by reference to our annual report on Form 20-F filed on March 13, 2008 (File No. 333- 128780).

*****	Incorporated herein by reference to our annual report on Form 20-F filed on April 7, 2009 (File No. 333- 128780).

+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

NCL Corporation Ltd.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of NCL Corporation Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits, which was an integrated audit in 2009. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Miami, Florida

February 24, 2010

NCL Corporation Ltd.

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2009	2008	2007
Revenue
Passenger ticket	$1,275,844	$1,501,646	$1,575,851
Onboard and other	579,360	604,755	601,043

Total revenue	1,855,204	2,106,401	2,176,894

Cruise operating expense
Commissions, transportation and other	311,308	341,936	434,749
Onboard and other	158,330	182,817	204,768
Payroll and related	318,154	377,208	436,843
Fuel	162,683	258,262	193,173
Food	118,899	126,736	120,633
Other	220,080	291,522	306,853

Total cruise operating expense	1,289,454	1,578,481	1,697,019

Other operating expense
Marketing, general and administrative	241,676	299,827	287,093
Depreciation and amortization	152,700	162,565	148,003
Impairment loss	—	128,775	2,565

Total other operating expense	394,376	591,167	437,661

Operating income (loss)	171,374	(63,247)	42,214

Non-operating income (expense)
Interest income	836	2,796	1,384
Interest expense, net of capitalized interest	(115,350)	(152,364)	(175,409)
Other income (expense)	10,373	1,012	(95,151)

Total non-operating expense	(104,141)	(148,556)	(269,176)

Net income (loss)	$67,233	$(211,803)	$(226,962)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$50,152	$185,717
Restricted cash	3,097	4,004
Accounts receivable, net	7,868	6,047
Inventories	28,865	29,494
Prepaid expense and other assets	61,580	24,460

Total current assets	151,562	249,722

Property and equipment, net	3,836,127	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	220,867	75,405

	$4,811,348	$5,047,141

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$3,586	$182,487
Accounts payable	28,376	70,412
Accrued expense and other liabilities	206,419	278,213
Due to Affiliate, net	225	210,058
Advance ticket sales	255,432	250,638

Total current liabilities	494,038	991,808

Long-term debt	2,554,105	2,474,014
Other long-term liabilities	58,654	31,520

Total liabilities	3,106,797	3,497,342

Commitments and contingencies (Note 9)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized; 21,000,000 and 20,000,000 shares issued and outstanding	25	24
Additional paid-in capital	2,328,302	2,242,946
Accumulated other comprehensive income	2,299	137
Retained earnings (deficit)	(626,075)	(693,308)

Total shareholders’ equity	1,704,551	1,549,799

	$4,811,348	$5,047,141

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$67,233	$(211,803)	$(226,962)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	169,701	162,565	148,003
Impairment loss	—	128,775	2,565
Loss (gain) on translation of debt	22,677	(111,464)	92,024
Loss (gain) on derivatives	(35,488)	101,511	(4,568)
Write-off of unamortized loan fees	6,744	6,788	—
Share-based compensation expense	4,075	865	843
Changes in operating assets and liabilities:
Accounts receivable, net	(532)	2,126	2,071
Inventories	629	12,503	(8,605)
Prepaid expense and other assets	(90,605)	(15,323)	8,013
Accounts payable	(42,036)	(18,303)	(28,232)
Accrued expense and other liabilities	(56,466)	627	32,427
Advance ticket sales	4,794	(82,164)	18,752

Net cash provided by (used in) operating activities	50,726	(23,297)	36,331

Cash flows from investing activities
Additions to property and equipment, net	(161,838)	(163,607)	(582,837)
Increase in restricted cash	(4,735)	(2,629)	(181)
Proceeds from sale of asset	—	—	1,440

Net cash used in investing activities	(166,573)	(166,236)	(581,578)

Cash flows from financing activities
Repayments of long-term debt	(1,249,064)	(1,524,095)	(323,464)
Proceeds from long-term debt	1,121,021	1,123,000	839,925
Transactions with Affiliate, net	71,541	(211,267)	8,454
Contribution from Affiliates, net	100,000	948,111	—
Other, primarily deferred financing fees	(63,216)	(790)	(2,907)

Net cash provided by (used in) financing activities	(19,718)	334,959	522,008

Net increase (decrease) in cash and cash equivalents	(135,565)	145,426	(23,239)
Cash and cash equivalents at beginning of year	185,717	40,291	63,530

Cash and cash equivalents at end of year	$50,152	$185,717	$40,291

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands, except share data)

	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total Shareholders’ equity
Balance, December 31, 2006	$12	$1,711,114	$(1,516)	$(254,543)	$1,455,067
Share-based compensation	—	948	—	—	948
Contribution from Affiliate, net (Note 5)	—	3,656	—	—	3,656
Changes related to cash flow hedges	—	—	2,817	—	2,817
Net loss	—	—	—	(226,962)	(226,962)

Balance, December 31, 2007	12	1,715,718	1,301	(481,505)	1,235,526
Ordinary share split	12	—	—	—	12
Share-based compensation	—	853	—	—	853
Contribution from Affiliate, net (Note 5)	—	948,099	—	—	948,099
Transactions with Affiliate, net (Note 5)	—	(421,724)	—	—	(421,724)
Changes related to cash flow hedges	—	—	(1,164)	—	(1,164)
Net loss	—	—	—	(211,803)	(211,803)

Balance, December 31, 2008	24	2,242,946	137	(693,308)	1,549,799
Share-based compensation	—	4,075	—	—	4,075
Contribution from Affiliates, (Note 5)	1	99,999	—	—	100,000
Transactions with Affiliate, net (Note 5)	—	(18,718)	—	—	(18,718)
Changes related to cash flow hedges	—	—	8,313	—	8,313
Changes related to defined benefit plan, net	—	—	(6,151)	—	(6,151)
Net income	—	—	—	67,233	67,233

Balance, December 31, 2009	$25	$2,328,302	$2,299	$(626,075)	$1,704,551

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands) (continued)

Comprehensive income (loss) was as follows:

	Years Ended December 31,
	2009	2008	2007
Net income (loss)	$67,233	$(211,803)	$(226,962)
Changes related to defined benefit plan:
Initial recognition of projected benefit obligation	(7,939)	—	—
Amortization of prior service cost	378	—	—
Actuarial gain	1,410	—	—
Changes related to cash flow hedges	8,313	(1,164)	2,817

Total comprehensive income (loss)	$69,395	$(212,967)	$(224,145)

Accumulated other comprehensive income related to cash flow hedges and changes related to defined benefit plan was as follows:

	Years Ended December 31,
	2009	2008	2007
Accumulated net gain (loss) on cash flow hedges at beginning of year	$137	$1,301	$(1,516)
Net loss reclassified into earnings	(1,795)	—	—
Net gain (loss) related to cash flow hedges	10,108	(1,164)	2,817

Accumulated net gain on cash flow hedges at end of year	$8,450	$137	$1,301

	Accumulated other comprehensive income	Changes related to cash flow hedges	Change Related to defined benefit plan
Accumulated other comprehensive income at beginning of year	$137	$137	$—
Current-period change	2,162	8,313	(6,151)

Accumulated other comprehensive income (loss) at end of year	$2,299	$8,450	$(6,151)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Genting Hong Kong Limited and its affiliates (formerly Star Cruises Limited and its affiliates) (“Genting HK”).

In January 2008, Apollo and TPG acquired 37.5% and 12.5%, respectively, of our outstanding ordinary share capital through an equity investment of $1.0 billion. As part of this investment, Apollo was afforded majority control of our Board of Directors. Our current shareholders and their relative ownership percentages of our outstanding ordinary shares are as follows: Genting HK (50.0%), Apollo (37.5%), and TPG (12.5%).

As of December 31, 2009, we operated 10 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles and actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

We evaluated subsequent events through February 24, 2010, the date our financial statements were issued.

Revenue and Expense Recognition

Deposits received from customers for future voyages are recorded as advance ticket sales and are subsequently recognized as passenger ticket revenues along with onboard and other revenues, and all associated direct costs of a voyage are recognized as cruise operating expenses, on a pro-rata basis over the period of the voyage.

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $96.2 million, $88.5 million and $90.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, and include cash and investments with original maturities of three months or less at acquisition.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $2.2 million and $2.1 million as of December 31, 2009 and 2008, respectively.

Inventories

Inventories mainly consist of provisions, supplies and fuel and are carried at lower of cost or market using the first-in, first-out method of accounting.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid supplies and charged to expense as consumed. Television production costs are recorded as a prepaid expense and expensed when the television advertisement is initially run. Advertising costs of $1.3 million and $0.9 million as of December 31, 2009 and 2008, respectively, are included in prepaid expense and other assets. Advertising costs totaled $65.6 million, $76.1 million and $86.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements that we believe add value to our ships are capitalized to the ship while costs of repairs and maintenance, including dry-docking costs, are charged to expense as incurred. During ship construction, interest is capitalized as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income in our consolidated statements of operations.

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

Goodwill and Tradenames

Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and our tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and our tradenames may not be fully recoverable.

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

Foreign Currency

The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in our consolidated statements of operations at each balance sheet date.

Derivative Instruments and Hedging Activity

From time to time, we enter into derivative instruments, primarily forward contracts, swaps, options and three-way collar contracts to reduce our exposure to fluctuations in foreign currency exchange, interest and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge. To the extent that an instrument is not effective as a hedge, gains and losses are recognized as a gain or loss in other income (expense) in our consolidated statements of operations. We refer you to Note 6 “Financial Instruments.”

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Concentrations of Credit Risk

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties.

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

We provide a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the valuation allowance will first be applied against goodwill and other intangible assets before recognition of a benefit in our consolidated statements of operations.

On January 1, 2007, we changed the method for which we account for uncertain income tax positions. This method clarified, among other things, the accounting for uncertain income tax positions by prescribing a minimum probability threshold that a tax position must meet before a financial statement income tax benefit is recognized. The minimum threshold is defined as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. This accounting method was applied to all existing tax positions upon adoption which did not have a material impact to our consolidated financial statements.

Share-Based Compensation

We recognize compensation expense for our share-based compensation awards using the fair value method. Share-based compensation expense is recognized over the expected vesting period for awards that are based on service period and not contingent upon any future performance. We refer you to Note 7 “Employee Benefits and Share Option Plans.”

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Ordinary Shares

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009.

In November 2007, Genting HK and our Board of Directors approved an ordinary share split.

Segment Reporting

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2009, 2008 and 2007, revenues attributable to North American passengers were 83%, 83% and 86%, respectively. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships.

3.	Property and Equipment

Property and equipment as of December 31, 2009 and 2008 consisted of the following (in thousands):

	2009	2008
Ships, including under construction	$4,399,293	$4,661,154
Other property and equipment	158,670	153,034

	4,557,963	4,814,188
Less: accumulated depreciation	(721,836)	(694,966)

Total	$3,836,127	$4,119,222

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $152.7 million, $162.6 million and $148.0 million, respectively. Repairs and maintenance expenses including dry-docking expenses were $50.5 million, $72.2 million and $80.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Ships include ships currently operating as well as a ship under construction. Costs for ships under construction include progress payments to the shipyard, planning and design fees, loan interest and commitment fees and other associated costs. Interest costs associated with the construction of ships are capitalized during the construction period and amounted to $12.1 million, $4.6 million and $18.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2009, we transferred Norwegian Sky to Genting HK which settled our $280.7 million liability. In 2008, one of our subsidiaries, F3 One, Ltd. cancelled the contract to build an F3 ship and we recorded an impairment loss of $128.8 million in connection with the cancellation of this contract in our 2008 consolidated statement of operations. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest of $9.9 million.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

4.	Long-Term Debt

Long-term debt as of December 31, 2009 and 2008 consisted of the following (in thousands):

	2009	2008
$450.0 million 11.75% Senior Secured Notes due 2016, net of original issue discount of $5.2 million	$444,819	$—
$750.0 million Senior Secured Revolving Credit Facility due 2015; as of December 31, 2009 LIBOR + 4.0% (4.34%); facility fee of 1.6%	543,300	—
Euro 624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility[1] due through 2019; as of December 31, 2009 $669.4 million at LIBOR + 1.4875% (1.88%) and $53.5 million at LIBOR + 7.485% (8.01%); as of December 31, 2008 $722.9 million at LIBOR + 1.2375%	722,905	722,905
Euro 258.0 million (currently U.S. dollar-denominated) Pride of America Hermes Loan[1], due through 2017; as of December 31, 2009 $190.6 million at 5.965% and $25.4 million at LIBOR + 2.25% (2.51%); as of December 31, 2008 5.715%	215,988	215,988
Euro 40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan[1] due through 2017; as of December 31, 2009 $29.0 million at 6.845% and $3.8 million at LIBOR + 2.25% (2.51%); as of December 31, 2008 6.595%	32,831	32,831
$334.1 million Norwegian Jewel Loan[1] due through 2017; as of December 31, 2009 $216.2 million at 6.1075% and $13.5 million at LIBOR + 2.25% (3.18%); as of December 31, 2008 6.1075%	229,685	243,196
Euro 308.1 million (currently U.S. dollar-denominated), Pride of Hawai’i Loan[1] due through 2018; as of December 31, 2009 $316.2 million at LIBOR + 1.0% (1.59%) and $37.2 million at LIBOR +2.25% (2.84%); as of December 31, 2008 EURIBOR + 0.75%	353,384	330,707
$250.0 million 10 5/8% Senior Secured Notes	—	9,813
$300.0 million Senior Secured Term Loan; as of December 31, 2008 LIBOR + 1.50%	—	160,000
$500.0 million Senior Secured Revolving Credit Facility; as of December 31, 2008 LIBOR + 1.50%	—	350,000
$610.0 million Senior Secured Revolving Credit Facility; as of December 31, 2008 LIBOR + 1.50%	—	580,000
Capital lease obligations	14,779	11,061

	2,557,691	2,656,501
Less: current portion	(3,586)	(182,487)

	$2,554,105	$2,474,014

1 Floating margins and fixed rates increase in 2010 by 50 basis points through maturity of loans.

In November 2009, we issued $450.0 million of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering. The guarantees of the notes are secured by first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. We also entered into a $750.0 million Senior Secured Revolving Credit Facility at LIBOR plus 4.0% maturing in 2015. The net proceeds from these transactions and cash on hand were used to repay all of our outstanding debt aggregating $1,003.3 million under our $300.0 million Senior Secured Term Loan, $500.0 million Senior Secured Revolving Credit Facility and $610.0 million Senior Secured Revolving Credit Facility. In addition, we discharged the remaining $9.8 million of our $250.0 million 10 5/8% Senior Secured Notes. Availability under our $750.0 million Senior Secured Revolving Credit Facility as of December 31, 2009 was $191.7 million.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

In October 2009, we converted our Euro 308.1 million Pride of Hawai’i Loan from euro to U.S. dollar-denominated, through maturity, with all other terms unchanged.

As of December 31, 2009, all of our long-term debt was U.S. dollar-denominated. As of December 31, 2008, our debt was U.S. dollar-denominated except for $330.7 million of our Euro 308.1 million Pride of Hawai’i loan which was denominated in euro. We recognized a foreign currency translation gain (loss) of $(22.7) million, $111.5 million and $(92.0) million for the years ended December 31, 2009, 2008 and 2007, respectively, which were recorded as a component of other income (expense) in our consolidated statements of operations.

We have up to $949.3 million (based on the euro/U.S. dollar exchange rate as of December 31, 2009) of export credit financing in place for Norwegian Epic, which will complete our funding requirements for this ship.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense was $23.2 million (including $6.7 million write-off of loan fees), $13.4 million and $7.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Also, the $5.2 million original issue discount associated with the $450.0 million 11.75% Senior Secured Notes due 2016 has been deferred and will be amortized over the life of the notes.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of December 31, 2009. There were no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

The following is a schedule of principal repayments of our long-term debt (in thousands):

2010	$3,586
2011	165,044
2012	191,372
2013	255,232
2014	283,389
Thereafter	1,664,249

Total	$2,562,872

We had an accrued interest liability of $19.5 million and $23.1 million as of December 31, 2009 and 2008, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

5.	Related Party Disclosures

Transactions with Genting HK, Apollo and TPG

As of December 31, 2009 and 2008, our shareholders and their share ownership were as follows:

Shareholder	Number of Shares	Percentage Ownership

Genting HK (1)	10,500,000	50.0%

Apollo (2)	7,875,000	37.5%

TPG (3)	2,625,000	12.5%

(1)	Genting HK owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.

(2)	Apollo owns its ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).

(3)	TPG owns its ordinary shares indirectly through TPG Viking I, L.P., a Cayman Islands limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands limited partnership (576,118 ordinary shares) and TPG Viking AIV III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009.

In January 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion. Also in 2008, TPG acquired 12.5% of our outstanding ordinary shares from Apollo for $250.0 million. In connection with these transactions, we entered into a reimbursement and distribution agreement, a shareholders’ agreement and subscription agreement, each of which are described below.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant charter agreement.

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a charter arrangement, to Genting HK.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement (“RDA”) with NCL Investment Ltd. and Genting HK which sets out arrangements in relation to the NCLA Business, including the subsidizing by Genting HK of certain losses and expenses of NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, 2008, which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008. We entered into an additional agreement with Genting HK to charter-in Norwegian Sky through 2010.

Amounts due to Genting HK as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the RDA for $280.7 million. For the year ended December 31, 2007, $3.7 million was reimbursed to us by Genting HK for ship-related costs.

In addition, in 2008, we paid Genting HK $196.9 million in connection with the terms of the RDA through a borrowing on a then existing senior secured revolving credit facility.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

In June 2009, in connection with the RDA, we agreed with Genting HK to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of the S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Genting HK agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than the S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of the S.S. United States to Genting HK resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

In December 2009, we reduced additional paid-in capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

The Shareholders’ Agreement

On August 17, 2007, NCL Investment Ltd., Genting HK and the Company entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of Apollo and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd., a wholly-owned subsidiary of Genting HK, along with TPG have become parties to the Shareholders’ Agreement through separate joinder agreements.

Apollo and Genting HK were, up until July 2008, entitled to appoint three and two members to our Board of Directors, respectively. Pursuant to a separate agreement between Apollo and TPG, TPG is entitled to designate a non-voting observer who is permitted to attend meetings of our Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on our Board of Directors by two additional members. As a result, Apollo and Genting HK have increased their representation to appoint four and three members, respectively.

Subject to Genting HK consent rights as described below, Apollo has the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate holding of equity securities of Apollo (and certain of their permitted transferees) to the holding of equity securities of Genting HK (and certain of their permitted transferees, including TPG) falls below 0.6, these rights will cease.

Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Genting HK, which include, among others, the following:

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

•	the issuance by us of equity securities in a private offering to third parties, subject to limited exceptions;

•	any capital expenditures with the aggregate amount exceeding $20.0 million;

•	declaring or paying any non-pro rata dividends or distributions;

•	any changes to our memorandum of association or bye-laws; and

•	hiring a new chief executive officer of the Company, provided, however, such consent should not be unreasonably withheld.

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, Apollo and Genting HK have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Following an initial public offering, TPG will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby Apollo sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that Apollo shall first offer Genting HK the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1.0 billion equity investment by, and issuance of shares to, NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Genting HK have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Ltd. Both NCL Investment Ltd.'s and Genting HK’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Genting HK is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Genting HK had actual knowledge on such date. Genting HK’s indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

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

Our exposure under interest rate and fuel hedging agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us.

The following are the fair values and methods used to estimate the fair values of our financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short-term maturity of these instruments.

Long-Term Debt

As of December 31, 2009 and 2008, the fair value of our long-term debt, including the current portion, was $2,483.1 million and $2,294.3 million, respectively, which was $74.6 million and $362.2 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Derivatives Measured at Fair Value

In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted the required provisions as of January 1, 2008 and there was no material impact to our consolidated financial position and results of operations due to the adoption. Beginning January 1, 2009, the standard applies to our non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. The adoption of these remaining provisions did not have a material impact on our consolidated financial position and results of operations.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives that were measured at fair value as of December 31, 2009 and 2008, categorized by input level in the fair value hierarchy (in thousands):

	2009			2008
Derivatives:	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets (prepaid expense and other assets)	$—	$9.0	$—	$—	$1.1	$—

Liabilities (accrued expense and other liabilities)	$—	$10.1	$—	$—	$95.5	$—

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments.

As of December 31, 2009 and 2008, our derivative instruments consisted of interest rate and fuel swaps. We entered into an interest rate swap agreement to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”) with contracts through 2010. As of December 31, 2009 and 2008, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and had an unfavorable fair value of $10.1 and $9.3 million, respectively. As of December 31, 2009, the fuel swaps had a favorable fair value of $9.0 million and as of December 31, 2008 an unfavorable fair value of $9.3 million which pertained to 302.5 and 78.2 thousand metric tons, respectively, of our projected fuel purchases.

As of December 2008, our derivative instruments also consisted of foreign currency forward contracts and fuel derivative contracts (three-way collar contracts). Our exposure to foreign currency exchange rate risk relates primarily to our ship-building contract and to our then euro-denominated debt. We entered into foreign currency forward contracts for these payments and as of December 31, 2008 we had a favorable fair value of $1.1 million. Our ship-building contract is denominated in euro and the related debt agreement will be denominated in euro. Our principal and interest payments for the debt will be payable in euro and will be subject to the exchange rate at the time these payments are due. We entered into fuel derivative contracts (three-way collar contracts) to economically hedge our forecasted fuel purchases and as of December 31, 2008, we had an unfavorable fair value for these contracts of $76.9 million.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit risks related contingent features in our derivative agreements.

As of December 31, 2009, we had $10.1 million in accrued expense and other liabilities and $0.7 million in prepaid expense and other in our consolidated balance sheet for the fair value of derivatives not designated as hedging instruments.

We recognized the gain or (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the year ended December 31, 2009 as follows (in thousands):

Interest rate swap	$(5,527)
Foreign currency forward contracts and swaps	20,583
Fuel derivative contracts	20,399

Total gain related to derivatives not designated as hedging instruments	$35,455

As of December 31, 2009, we had $9.0 million in prepaid expense and other assets for the fair value of fuel swaps which were designated as cash flow hedges. The effects of the hedging instruments for year ended December 31, 2009 were as follows (in thousands):

Amount of gain recognized to other comprehensive income - effective portion	$1,625
Amount of gain recognized to other income (expense) - ineffective portion	170

Total gain related to derivatives designated as hedging instruments	$1,795

Foreign Currency Contracts

As of December 31, 2008, we had foreign currency forward contracts related to euro-denominated contractual obligations with an aggregate notional amount of $66.4 million maturing through October 2009. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our ship construction contract. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates. During 2009, 2008, and 2007 we included a gain of $20.6 million, $1.1 million and $4.6 million, respectively, related to forward contracts in other income (expense) in our consolidated statements of operations.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Interest Rate Swap

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2009 and 2008, our interest rate swap agreement effectively changed $400.0 million of LIBOR-based floating rate debt to 2.98% fixed rate debt through October 2010.

Non-recurring Measurements of Non-financial Assets

Goodwill and other indefinite-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered level 3 inputs. We do not believe that we have any impairment to our goodwill or tradenames as of December 31, 2009. We believe our estimates and judgments with respect to our goodwill and tradenames are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

7.	Employee Benefits and Share Option Plans

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

In July and December 2009, the profits interests, consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to senior management. The TBUs vest on a straight-line basis over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the profits interests was computed using a binomial (lattice) model using the following assumptions:

Dividend yield	0%
Expected stock price volatility	59.21% & 61.28%
Risk-free interest rate	3.39% & 3.26%
Expected unit life	3 years

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Expected stock price volatility was based on annual volatilities of comparable companies in our industry based on three years of historical data. Risk-free interest rates were adjusted to the average risk-free rates applicable for the July 23, 2009 and December 18, 2009 grant dates. The expected unit life was calculated with the expectation of a distribution event occurring within a three-year period. We estimated forfeitures based on our historical termination rates for the last three years.

The aggregate fair value for the profits interests as of December 31, 2009 was comprised of $7.1 million for PBUs and $7.0 million for TBUs. The fair value of the vested TBUs of $3.7 million which was recorded in marketing, general and administrative expense in our consolidated statement of operations for the year ended December 31, 2009. As of December 31, 2009, there was $3.3 million of total unrecognized compensation expense related to TBU non-vested shares. As of December 31, 2009, there was no aggregate intrinsic value of options outstanding and exercisable.

Share Activity

	Number of Shares		TBUs Weighted Average Unit Price	PBUs Weighted Average Unit Price
	TBUs	PBUs
Outstanding as of December 31, 2008	—	—
Granted	316,500	311,500	$21.96	$22.81
Forfeited	12,800	16,000

Outstanding as of December 31, 2009	303,700	295,500	$21.94	$22.81

Exercisable as of December 31, 2009	51,700	—	$25.08	$—

Non-vested as of December 31, 2009	252,000	295,500	$21.44	$22.81

Share option scheme for shares of Genting HK

Share options that are exercisable for shares of Genting HK have been granted to certain directors and employees of Genting HK and NCL under the “Star Cruises Employees Share Option Scheme for Executives.” This Scheme is comprised of the “Pre-listing Employee Share Option Scheme” which was originally adopted by Genting HK on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the “Post-listing Employee Share Option Scheme” adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002).

As of December 31, 2009, outstanding share options granted to NCL’s employees (including directors) under the Post-listing Employee Share Option Scheme totaled 41,339,476 with a weighted-average exercise price of $0.34 per share, including 2,595,853 and 843,653 granted to executive officers and directors, respectively. As of December 31, 2009, a former executive had a share option to purchase 389,377 shares of Genting HK’s common shares at a price of $0.40 per share under the Pre-Listing Share Option Scheme and no further options can be granted. Amounts exercisable under the Pre-listing Employee Share Option Scheme and the Post-listing employee Share Option Scheme totaled 389,377 and 41,339,476, respectively.

Total compensation expense for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $0.8 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, all compensation expense had been recognized.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

There were no options granted or modified during 2009, 2008 and 2007.

Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

	Number of Shares	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiration Date
Outstanding as of December 31, 2008	41,339,476	$0.21-$0.36	$0.34	4.92	2012-14
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—

Outstanding as of December 31, 2009	41,339,476	$0.21-$0.36	$0.34	2.97	2012-14

Options exercisable at December 31, 2009	41,339,476	$0.21-$0.36	$0.34	2.97

Significant option groups outstanding as of December 31, 2009 and related price and life information is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding at December 31, 2009	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Exercisable at December 31, 2009	Weighted Average Exercise Price
$0.36	34,662,970	$0.36	2.65	34,662,970	$0.36
$0.21	6,676,506	$0.21	4.65	6,676,506	$0.21

	41,339,476	$0.34	2.97	41,339,476	$0.34

As of December 31, 2009, there was no aggregate intrinsic value of options outstanding and exercisable.

Employee Benefit Plans

Certain of our executive officers are employed pursuant to employment agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the executive’s employment by us without cause or a termination by the executive for good reason. Severance generally includes a cash payment based on the executive’s base salary (and in some cases, bonus), and our payment of the executive’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with one of our former executives and have recognized costs associated with this of $25.3 million. As of December 31, 2009, the remaining liability was $17.0, which includes a fully vested co-investment profits interest award granted to the former executive under the profits sharing agreement described above.

We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

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

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.3 million, $0.2 million and $0.2 million were utilized in each of the years ended December 31, 2009, 2008 and 2007, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

We maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the 401(k) Plan and who were employed by the Company in an executive capacity prior to 2008. We credit participants under the SERP Plan for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. As of December 31, 2009 and 2008, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million. No amounts were contributed under the SERP Plan by us as of December 31, 2009, 2008, and 2007, as the SERP Plan is unfunded.

We previously maintained a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for one of our former executives. Pursuant to a severance agreement entered into with our former executive in 2008, he waived all of his rights to receive benefits under the SSERP Plan in exchange for cash payments that will be paid in installments and comprise a portion of his severance benefits. We had an accrual of $9.6 million with respect to the SSERP Plan as of December 31, 2009 and 2008.

We recorded expenses related to the 401(k) Plan, SERP Plan and SSERP Plan of $3.1 million, $3.6 million and $4.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Retirement Plan. The Retirement Plan is unfunded with no plan assets. The projected benefit obligation of $8.0 million was included in other long-term liabilities in our consolidated balance sheet as of December 31, 2009. The amounts related to the Retirement Plan are presented as follows (in thousands):

2009
Pension expense:
Service cost	$991
Interest cost	496
Amortization of prior service cost	378

Total pension expense	$1,865

Change in projected benefit obligation:
Implementation of Retirement Plan in January 2009	$7,939
Service cost	991
Interest cost	496
Actuarial Gain	(1,410)

Projected benefit obligation as of December 31, 2009	$8,016

Amounts recognized in consolidated balance sheet:
Projected benefit obligation	$8,016

Amounts recognized in accumulated other comprehensive income (loss):
Prior service cost	$(7,561)
Accumulated gain	1,410

Accumulated other comprehensive income (loss) as of December 31, 2009	$(6,151)

The discount rates used in the net periodic benefit cost calculation for the years 2009 and 2010 are 6.25% and 6.0%, respectively, and the actuarial gain is amortized over 20.96 years. The discount rate is used to measure and recognize obligations, including adjustments to other comprehensive income, and to determine expense during the periods. It is determined by using bond indices which reflect yields on a broad maturity and industry universe of high-quality corporate bonds.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

The pension benefits expected to be paid in each of the next five years and in aggregate for the five years thereafter are as follows (in thousands):

2010	$—
2011	456
2012	479
2013	500
2014	545
Next five years	3,918

8.	Income Taxes

We are incorporated in Bermuda, and our subsidiary, Arrasas Limited, is incorporated in the Isle of Man. Generally, we are not subject to income tax in respect of activities undertaken outside these countries.

We previously had operations in Norway through NCL Holdings ASA (“NCLH”) and its subsidiaries. Deferred tax assets and liabilities that relate to our Norwegian taxes were comprised of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Deferred tax assets:
Loss carryforwards	$42,249	$38,893
Shares in NCL Cruises Ltd.	73,324	33,857
Pension obligation	541	473
Other	236	292

	116,350	73,515
Valuation allowance	(116,350)	(73,515)

Total net deferred taxes	$—	$—

Taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2009 and 2008 are $150.9 million and $138.9 million, respectively.

In January 2008, NCL Corporation Ltd. became a partnership for U.S. Federal income tax purposes and incurs no U.S. Federal or State income tax liability. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities that relate to our U.S. subsidiaries were comprised of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Deferred tax assets:
Loss carryforwards	$—	$250,287
Start-up expenses	—	9,005
Disallowed interest	—	40,675
Translation loss and other	—	10,373
Allowances and accruals	—	3,742

Total deferred tax assets	—	314,082

	2009	2008
Deferred tax liabilities:
Deprecation and amortization	—	(163,492)
Capital leases and other	—	(591)

Total deferred tax liabilities	—	(164,083)

Net deferred tax assets	—	149,999
Valuation allowance	—	(149,999)

Total net deferred taxes	$—	$—

In connection with the RDA (we refer you to Note 5 “Related Party Disclosures”), in December 2009, NCL America Holdings, Inc. (NCLAH), the tax owner of the assets of the U.S.-flagged operation, was converted to a limited liability company (LLC) under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. As a result, as of December 31, 2009, we have no deferred tax assets, deferred tax liabilities or related valuation allowance on our balance sheet related to our U.S. subsidiaries, and our shareholders are subject to U.S. Federal income taxation with respect to income derived in respect of our U.S.-flagged operations.

As of December 31, 2008, a valuation allowance was provided against the net deferred tax asset since these operations did not have a history of profitable operations. As of December 31, 2008, our U.S. subsidiaries had cumulative operating loss carryforwards for Federal and State tax purposes of $639.1 million.

9.	Commitments and Contingencies

Operating Leases

We operate principally in leased premises. Total expense under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $10.9 million, $11.0 million and $11.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

2010	$6,818
2011	5,778
2012	4,994
2013	4,983
2014	5,033
Thereafter	17,231

Total	$44,837

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Capital Expenditures

We anticipate that capital expenditures will be $1.1 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of December 31, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of December 31, 2009, is $1.3 billion. As of December 31, 2009, we had capitalized costs of $283.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

(i) In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009 and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. We have filed a response to the plaintiff’s motion and a motion for sanctions which are currently pending before the court. We are not able at this time to estimate any further impact from these proceedings.

(ii) In June 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. In December 2009 the matter was settled and did not have a material impact on our consolidated financial position, results of operations or cash flows.

(iii) The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation and are not able at this time to estimate the impact of this investigation.

(iv) In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(v) In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(vi) In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

Commitments

We have future commitments to pay for usage of certain port facilities as of December 31, 2009 (in thousands) as follows:

2010	$20,339
2011	20,155
2012	18,300
2013	18,654
2014	20,183
Thereafter	74,328

Total	$171,959

The U.S. Federal Maritime Commission requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, the Passenger Shipping Association has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom currently valued at British Pound Sterling 4.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of December 31, 2009, an aggregate of $89.3 million of collateral from all of our service providers was included in other assets in our consolidated balance sheet.

10.	Supplemental Cash Flow Information

For the years ended December 31, 2009, 2008 and 2007 we paid interest expense of $150.4 million, $167.9 million and $175.9 million, respectively.

For the year ended December 31, 2009, we had non-cash financing activities of $297.8 million in connection with the transfers of Norwegian Sky, Norwegian Majesty and Norwegian Dream, as well as the distribution of the S.S. United States to Genting HK. We also had $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control (we refer you to Note 5 “Related Party Disclosures”). In addition, we had $37.1 million of loan fees capitalized and accrued associated with amendments to our debt agreements (we refer you to Note 4 “Long-Term Debt”), $6.9 million of non-cash activities in connection with our Retirement Plan (we refer you to Note 7 “Employee Benefit Plans”), $8.5 million in connection with fuel derivative cash flow hedges, and $1.0 million for a note receivable. For the year ended 2008, we had non-cash financing activities of $224.7 million in amounts due to Genting HK primarily in connection with the RDA (we refer you to Note 5 “Related Party Disclosures”).

For the years ended December 31, 2009 and 2007 we had non-cash investing activities related to capital leases of $6.6 million and $0.6 million, respectively. For the year ended December 31, 2008, we had no non-cash activities related to capital leases.