Form 20-F/A
period 2009-12-31
NCL CORP Ltd.
filed 2010-05-25
CIK 1318742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

References in this Amendment No. 1 to Form 20-F to “Company,” “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2009, filed on February 24, 2010 (the “Form 20-F”), is being filed solely to replace Exhibits 4.33, 4.34, 4.35, 4.36, 4.37 and 4.39 with the attached Exhibits 4.33, 4.34, 4.35, 4.36, 4.37 and 4.39 to reflect additions of previously omitted portions and changes in the redacted portions of such exhibits in connection with our request for confidential treatment of portions of such exhibits. These additions and changes in redactions were made in response to comments that we received from the Securities and Exchange Commission regarding our confidential treatment request. Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained in the Form 20-F are true or complete as of any date subsequent to February 24, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NCL Corporation Ltd.

By:	/s/ Kevin M. Sheehan
Name:	Kevin M. Sheehan
Title:	Chief Executive Officer and
Chief Financial Officer

Date: May 25, 2010

Exhibit Index

to Amendment No. 1 to Form 20-F

Exhibit Number	Description of Exhibit

4.33	Third Supplemental Deed, dated April 2, 2009, to Euro 662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. +/++

4.34	Third Supplemental Deed, dated April 2, 2009, to Euro 624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks. +/++

4.35	Fifth Supplemental Deed, dated April 2, 2009, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. +/++

4.36	Ninth Supplemental Deed to Euro 258.0 million Pride of America Loan and Eighth Supplemental Deed to Euro 40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated April 2, 2009, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. +/++

4.37	Sixth Supplemental Deed, dated April 2, 2009, to Euro 308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. +/++

4.39	$750 million Credit Agreement, dated October 28, 2009, by and among NCL Corporation Ltd., various lenders and Nordea Bank Norge ASA. +/++

+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.