Form 20-F
period 2010-12-31
NCL CORP Ltd.
filed 2011-02-09
CIK 1318742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,000,000 ordinary shares.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

References herein to (i) the “Company,” “we,” “our,” “us” and “NCL” refer to NCL Corporation Ltd. and its subsidiaries, and “Norwegian Cruise Line” or “Norwegian” refers to the Norwegian Cruise Line brand and “NCL America” or “NCLA” refers to our U.S.-flagged operation, (ii) “Apollo” refers to Apollo Global Management, LLC and the “Apollo Funds” refers to AIF VI NCL (AIV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P. and/or the subsidiaries through which they invest in the Company, NCL Investment Ltd. and NCL Investment II Ltd., each an affiliate of Apollo, (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV-III, L.P., affiliates of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to Genting HK, the Apollo Funds, and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America and “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

Terms used in this annual report

Unless otherwise indicated, in this annual report, the following terms have the meanings set forth below:

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Berths multiplied by the number of cruise days for the period.

•

Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charter party. A ship is “chartered-in” by an end user and “chartered-out” by the provider of the vessel.

•	CLIA. Cruise Lines International Association, a non-profit marketing and training organization formed in 1975 to promote cruising.

•	Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization.

•	GAAP. Generally Accepted Accounting Principles in the U.S.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.

•	Major North American Cruise Brands. Norwegian Cruise Line, Carnival Cruise Lines, Royal Caribbean International, Holland America, Princess Cruises and Celebrity Cruises.

•	MARPOL. The International Convention for the Prevention of Pollution from Ships, an international environmental regulation.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

•

Reimbursement and Distribution Agreement or RDA. The Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Genting HK and NCL Corporation Ltd., as amended, supplemented or modified from time to time.

•	SEC. U.S. Securities and Exchange Commission.

•	Single-day cruises. Cruises which do not enter a foreign port and vary in length from one night to several nights.

•	SOLAS. The International Convention for the Safety of Life at Sea, an international safety regulation.

•	Terminal. A building in a port through which ship passengers arrive and depart.

Industry and market data

This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. All CLIA information, obtained from the CLIA website “cruising.org”, relates to CLIA member lines, which represent 25 of the major North American cruise lines including NCL, which together represented 97% of the North American cruise capacity as of December 31, 2010. All other references to third-party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market position. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data from industry publications or third-party sources. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects” in this annual report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The selected consolidated financial and operating data presented below are for the years 2006 through 2010 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. We refer you to “Item 18—Financial Statements.”

	As of or for the Year Ended December 31,
(in thousands, except operating and per share data)	2010	2009	2008	2007	2006
Statement of operations data:
Total revenue	$2,012,128	$1,855,204	$2,106,401	$2,176,894	$1,979,941
Operating income (loss) (1)	$230,241	$171,374	$(63,247)	$42,214	$32,580
Net income (loss) (2)	$22,617	$67,233	$(211,803)	$(226,962)	$(130,899)
Balance sheet data:
Total assets	$5,563,513	$4,811,348	$5,047,141	$5,033,698	$4,629,624
Property and equipment, net	$4,639,281	$3,836,127	$4,119,222	$4,243,872	$3,816,292
Long-term debt, including current portion	$3,204,085	$2,557,691	$2,656,501	$3,169,060	$2,559,995
Total shareholders’ equity (3)	$1,731,668	$1,704,551	$1,549,799	$1,235,526	$1,455,067
Operating data:
Passengers carried	1,404,137	1,318,441	1,270,281	1,304,385	1,153,844
Passenger cruise days	9,559,049	9,243,154	9,503,839	9,857,946	8,807,632
Capacity days	8,790,980	8,450,980	8,900,816	9,246,715	8,381,445
Occupancy percentage	108.7%	109.4%	106.8%	106.6%	105.1%
Earnings (loss) per share:
Basic	$1.07	$3.24	$(10.59)	$(11.35)	$(6.55)
Diluted	$1.06	$3.23	$(10.59)	$(11.35)	$(6.55)

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer you to our consolidated financial statements Note 3 “Property and Equipment”); in 2007, an impairment loss of $2.6 million was recorded as a result of a write-down relating to the sale of Oceanic, formerly known as Independence; and in 2006, an impairment loss of $8.0 million was recorded as a result of a write-down relating to the Orient Lines tradename.
(2)	In 2010, a loss of $33.1 million was recorded primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. In 2009, 2008, 2007 and 2006, foreign currency translation and interest rate swap gains (losses) of $(9.6) million, $101.8 million, $(94.5) million, and $(38.9) million, respectively, were recorded primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these amounts were offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.
(3)	In 2009, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009 (we refer you to “Consolidated Statements of Changes in Shareholders’ Equity” and Note 5 “Related Party Disclosures”) in our notes to our consolidated financial statements.

Risk Factors

The specific risk factors set forth below, as well as the other information contained in this annual report on Form 20-F, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations. We refer you to “Item 5—Operating and Financial Review and Prospects” for a note regarding forward-looking statements.

The adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence.

The demand for cruises is affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the worldwide economic downturn has had an adverse effect on consumer confidence and discretionary income resulting in decreased demand and price discounting. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price discounting. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

An increase in cruise capacity.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of Berths, has increased from 2000 through 2010 at a compound annual growth rate of 6.7%. CLIA estimates that between 2011 and 2014, the North America based CLIA member line fleet will increase by approximately 13 ships, representing a compound annual capacity growth of 2.7%. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 20%, according to CLIA. If there is an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices. In addition, increased cruise capacity could impact our ability to retain and attract qualified shipboard employees, including officers, at competitive levels and, therefore, increase our shipboard employee costs.

We face intense competition from other cruise companies as well as non-cruise vacation alternatives and we may not be able to compete effectively.

We face intense competition from other cruise companies, primarily with the other Major North American Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International which comprise the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises which are part of the premium segment. As of December 31, 2010, Norwegian Cruise Line accounted for approximately 12% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises. We also face competition for many itineraries from other cruise operators as well as competition from non-cruise vacation alternatives. In the event we do not compete effectively, our business could be adversely affected.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We are highly leveraged with a high level of variable rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility. As of December 31, 2010, we had $3.2 billion of total debt and $1.7 billion in shareholders’ equity. As of December 31, 2010, our liquidity was $451.1 million consisting of $55.0 million in cash and cash equivalents and $396.1 million available under our $750.0 million senior secured revolving credit facility.

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

Based on our December 31, 2010 outstanding variable-rate debt balance, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $21 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

The agreements governing our indebtedness contain restrictions that limit our flexibility in operating our business.

The agreements governing our indebtedness contain, and any instruments governing future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our share capital or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We have pledged a significant portion of our assets as collateral under our existing debt agreements. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Under our existing debt agreements we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will meet those ratios. A failure to comply with the covenants contained in our existing debt agreements could result in an event of default under the agreements, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our existing debt agreements, the holders of our indebtedness thereunder:

•	will not be required to lend any additional amounts to us, if applicable;

•	could elect to declare all indebtedness outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit, if applicable; or

•	could require us to apply all of our available cash to repay such indebtedness.

Such actions by the holders of our indebtedness could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the holders of our indebtedness under our existing senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness.

If the indebtedness under our existing debt agreements were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

We and our subsidiaries may be able to incur substantial indebtedness at any time from time to time in the future. Although the terms of the agreements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•

our future ability to borrow under certain of our existing senior secured credit facilities, the availability of which depends on, among other things, our complying with the covenants in such existing senior secured credit facilities.

We cannot assure that our business will generate sufficient cash flow from operations, or that we will be able to draw under certain of our existing senior secured credit facilities or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Neither our shareholders nor any of their respective affiliates has any continuing obligation to provide us with debt or equity financing.

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

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events impacting the security of travel could adversely affect the demand for cruises.

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

In 2010, the majority of our passengers on our fleet booked their cruises through independent travel agents. In the event that the travel agent distribution channel is adversely impacted by the worldwide economic downturn, or other reason, this could reduce the distribution channels available for us to market and sell our cruises and we could be forced to increase the use of alternative distribution channels.

We rely on scheduled commercial airline services for passenger connections, and increases in the price of, or major changes or reduction in, commercial airline services could undermine our customer base.

A number of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and/or increase our cruise operating expense.

Increases in fuel prices or other cruise operating costs.

Fuel costs accounted for 15.4% of our total cruise operating expense in 2010, 12.6% in 2009 and 16.4% in 2008. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control.

Any delays in the construction and delivery of a cruise ship, including any termination or breach of contract or any repairs and refurbishments of one of our ships.

Delays in the construction, repair, refurbishment and delivery of a cruise ship can occur as a result of events such as insolvency, work stoppages, other labor actions or “force majeure” events experienced by our shipbuilders and other such companies that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment of losses. A significant delay in the delivery of a new ship, or a significant performance deficiency or mechanical failure of a new ship, particularly in light of decreasing availability of Dry-docking facilities, could have an adverse effect on our business.

Conducting business internationally may result in increased costs and risks.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks and risks of increase in duties and taxes, risks relating to anti-bribery laws, as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings.

Future epidemics and viral outbreaks.

Public perception about the safety of travel and adverse publicity related to passenger or crew illness, such as incidents of H1N1, stomach flu, or other contagious diseases, may impact demand for cruises. If any wide-ranging health scare should occur, our business would likely be adversely affected.

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

Adverse incidents involving cruise ships.

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

There can be no assurance that all risks are fully insured against or that any particular claim will be fully paid. Such losses, to the extent they are not adequately covered by contractual remedies or insurance, could affect our financial results. In addition, we have been and continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Amendments to the collective bargaining agreements for crew members of our fleet.

Currently, we are a party to six collective bargaining agreements. Three of these agreements were in effect until December 2010 and remain in force until a new agreement has been reached. The three remaining collective bargaining agreements are scheduled to expire in 2018. Any amendments to such collective bargaining agreements in favor of the union members may increase labor costs.

Unavailability of ports of call.

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

The loss of key personnel or our inability to recruit or retain qualified personnel.

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team. Our success is dependent upon our personnel and our ability to recruit and retain high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of services of any of our key members of our management team could have a material adverse effect on our business. We refer you to “Item 6—Directors, Senior Management and Employees” for additional information about our management personnel.

The leadership of our President and Chief Executive Officer, Mr. Sheehan, and other executive officers has been a critical element of our success. The death or disability of Mr. Sheehan or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are not protected by key man or similar life insurance covering members of our senior management. We have employment agreements with our executive officers, but these agreements do not guarantee that any given executive will remain with us.

We are controlled by certain of our shareholders, whose interests may not be aligned with ours.

All of our voting ordinary shares are held by affiliates of Genting HK, the Apollo Funds and the TPG Viking Funds. We expect that those parties or their affiliates would continue to control a majority of our ordinary shares if the proposed initial public offering is consummated. The shareholders’ agreement governing the relationship among those parties gives the Apollo Funds effective control over our affairs and policies, subject to certain limitations. Genting HK and the Apollo Funds also control the election of the Board of

Directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other material transactions. We refer you to “Item 7—Major Shareholders and Related Party Transactions” for more on the shareholders’ agreement. Our directors have been appointed by one of Genting HK or the Apollo Funds. The members affiliated with Genting HK and the Apollo Funds have the authority, on our behalf and subject to the terms of our debt, to issue additional shares, implement share repurchase programs, declare dividends, pay advisory fees and make other material decisions, and they may have an interest in our doing so.

Furthermore, Genting HK engages in the cruise line industry and leisure, entertainment and hospitality activities and Apollo and TPG Capital are in the business of making investments in companies and one or more of them has now and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Genting HK, Apollo and/or TPG Capital may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our current shareholders continue to control a significant amount of our outstanding voting ordinary shares, such shareholders will continue to be able to strongly influence or effectively control our decisions. Additionally, the concentration of ownership held by our current shareholders could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination.

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes.

We believe and have taken the position that our income that is considered to be shipping income (as defined in “Item 4—Information on the Company—Taxation—Taxation of Operating Income: In General”), is exempt from U.S. federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), based upon certain assumptions as to shareholdings and other information as more fully described in “Item 4—Information on the Company—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.” The provisions of Section 883 of the Code are subject to change at any time, possibly with retroactive effect.

The U.S.-source portion of our income that is not shipping income (including our U.S.-flagged operations) is generally subject to federal corporate income taxation on a net basis (generally at a 35% rate) and state and local taxes, and our effectively connected earnings and profits may also be subject to an additional branch profits tax of 30% (the “net tax regime”). Currently, these taxes, if any, would generally be imposed on our shareholders. We are permitted to distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to Section 1446 of the Code, we may withhold such taxes at the partnership level. However, if our initial public offering is consummated (as discussed below), we will pay such taxes directly. We believe and have taken the position that substantially all of our income derived from the international operation of ships is properly categorized as shipping income and that we do not have a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, even if our interpretation of Section 883 is correct, because we are currently treated as a partnership for U.S. federal income tax purposes, the exemption for shipping income is based on our shareholders satisfying complex stock ownership tests under Section 883 of the Code as described in “Item 4—Information on the Company—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.” There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares that could cause our shareholders to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net tax regime or the four percent tax regime, as defined below (either by increasing our permitted tax distributions to our shareholders and/or our required withholding in respect of shareholder level taxes, or by increasing our taxes directly (if our public offering is consummated)), and we can give no assurances on this matter.

If any of our shareholders were to fail to qualify for the exemption under Section 883 of the Code, such shareholder’s allocable share of our U.S.-source income would be subject to either the net tax regime or to a four percent tax of gross income provided under Section 887 of the Code (the “four percent tax regime”). We refer you to “Item 4—Information on the Company—Taxation—Taxation of Operating Income: In General.”

If our initial public offering is consummated, we would become a corporation for U.S. federal income tax purposes. At such time, we (as opposed to our shareholders) would be required to satisfy the complex stock ownership tests under Section 883 of the Code. If we or any of our subsidiaries were not to qualify for the exemption under Section 883 of the Code, our or such subsidiary’s U. S.-source income would be subject either to the net tax regime or the four percent regime (as discussed above). We expect that we and our subsidiaries will satisfy the stock ownership tests imposed under Section 883 following an initial public offering and therefore expect that we will qualify for the exemption under Section 883. However, as discussed above, there are factual circumstances beyond our control that could cause us to not meet the stock ownership tests. Therefore, we can give no assurances on this matter. We refer you to “Item 4—Information on the Company—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.”

We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property that may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our worldwide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations and any changes in the current laws and regulations could lead to increased costs or decreased revenue.

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the IMO, the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the SOLAS, MARPOL, the Standard of Training Certification and Watchkeeping for Seafarers (“STCW”) and its recently adopted conventions in ship manning. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies, such as requiring the use of low sulfur fuels, increasing fuel efficiency requirements or further restricting emissions. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. In addition, the state of Alaska approved stringent regulations in 2008 concerning waste water discharge. In 2010, Alaska issued a final permit that regulates discharges of treated wastewater from cruise ships for the summer tourist seasons running from 2010 to 2012. The permit provides for the cruise companies to gather data on performance of new shipboard environmental control systems that will allow a scientific review committee to advise state officials on improving the regulations. The Maritime Labor Convention 2006 will become international law when the prerequisite number of countries ratify. It will regulate many aspects of maritime crew labor and will impact the worldwide sourcing of new crewmembers.

These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.

By virtue of our operations in the U.S., the U.S. Federal Maritime Commission (“FMC”) requires us to maintain a third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Item 4—Information on the Company—Regulatory Issues.”

In 2007, the state of Alaska implemented taxes which have impacted the cruise industry operating in Alaska. It is possible that other states, countries or ports of call that our ships regularly visit may also decide to assess new taxes or fees or change existing taxes or fees specifically applicable to the cruise industry and its employees and/or guests, which could increase our operating costs and/or could decrease the demand for cruises.

The Passenger Shipping Association (“PSA”) has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom.

Changes in health, safety, security and other regulatory issues.

We are subject to various international, national, state and local health, safety and security laws and regulations. For additional discussion of these requirements, we refer you to “Item 4—Information on the Company—Regulatory Issues.” Changes in existing legislation or regulations and the imposition of new requirements could adversely affect our business.

Implementation of U.S. federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our business. Many cruise customers may not currently have passports or may not obtain a passport card (previously known as the People Access Security Service Card, or PASS Card) as an alternative to a passport. This card was created to meet the documentary requirements of the Western Hemisphere Travel Initiative. Applications for the card have been accepted since February 1, 2008 and the cards were made available to the public beginning in July 2008. As of June 1, 2009, all U.S. citizens returning to the U.S. via land or sea borders must provide a PASS Card or U.S. Passport.

We may become subject to taxes in Bermuda after March 28, 2016.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 28, 2016. We could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We pay annual Bermuda government fees. The Bermuda government announced that it intends to extend the period of time for which an assurance may be granted to 2035. Further details are expected to be forthcoming in early 2011.

If our proposed initial public offering is consummated and assuming that we would list our ordinary shares on a national securities exchange, we expect to be a “controlled company” within the meaning of the rules of a national securities exchange and, as a result, would qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

If our proposed initial public offering, which was filed on October 26, 2010, is consummated and assuming that we would list our ordinary shares on a national securities exchange, we expect that Genting HK, the Apollo Funds and the TPG Viking Funds (or their respective affiliates) would together continue to control a majority of our ordinary shares. As a result, we would be a “controlled company” within the meaning of the corporate governance standards of a national securities exchange. Under the rules of a national securities exchange, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

If our proposed initial public offering is consummated, we intend to utilize these exemptions. As a result, we would not have a majority of independent directors nor would we be required to have any independent directors on our nominating/corporate governance and compensation committees, and we would not be required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. Accordingly, our shareholders would not have the same protections afforded to shareholders of companies that are subject to a national securities exchange’s general corporate governance requirements (without giving effect to the “controlled company” exemptions). There can be no assurance that we would list our ordinary shares on a national securities exchange.

Item 4.	Information on the Company

History and Development of the Company

The Norwegian Cruise Line brand commenced operations out of Miami in 1966. In February 2000, Genting HK acquired control of and subsequently became the sole owner of the Norwegian Cruise Line operations.

In January 2008, the Apollo Funds acquired 50% of our outstanding ordinary share capital. As part of this investment, the Apollo Funds assumed control of the Board of Directors. Also, in January 2008 the TPG Viking Funds acquired, in the aggregate, 12.5% of our outstanding share capital from the Apollo Funds. As a result of the aforementioned transactions, our shareholders and their relative ownership percentages of our ordinary shares are currently as follows: Genting HK (50.0%), the Apollo Funds (37.5%), and the TPG Viking Funds (12.5%).

Additional Information

NCL Corporation Ltd. is incorporated under the laws of Bermuda. Our registered offices are located at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126. Our telephone number is (305) 436-4000. The website for Norwegian Cruise Line is located at www.ncl.com. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the SEC. Daniel S. Farkas, the Company’s Senior Vice President and General Counsel, is our agent for service of process at our principal executive offices.

BUSINESS

Our Company

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean and the Baltic, Central America, Bermuda and the Caribbean. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” onboard all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. We established the very first private island developed by a cruise line in the Bahamas with a diverse offering of activities for passengers. After enactment of federal legislation we are the only cruise line operator to offer an entirely inter-island itinerary in Hawaii with our U.S.-flagged ship, Pride of America. This itinerary is unparalleled in the cruise industry, as all other competing cruise lines are registered outside the U.S. and are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary. By providing such a distinctive experience and appealing combination of value and service, we straddle both the contemporary and premium segments. As a result, we have been recognized for our achievements as the recipient of multiple honorary awards mainly consisting of reviews tabulated from the readers of travel periodicals such as Travel Weekly, Condé Nast Traveler, and Travel & Leisure. Our newest ship, Norwegian Epic, was awarded “Gold” in the Contemporary Ship Category as “Best Cruise Ship Overall” by Travel Weekly for the 2010 Magellan Award.

We offer a wide variety of cruises ranging from one day to three weeks. During 2010, we docked at over 125 ports worldwide, with itineraries originating from 17 ports of which 10 are in North America. In line with our strategy of innovation, many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Boston and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We offer a wide selection of exotic itineraries outside of the traditional cruising markets of the Caribbean and Mexico; these include cruises in Europe, including the Mediterranean and Baltic, Bermuda, Alaska and the industry’s only entirely inter-island itinerary in Hawaii, with our U.S.-flagged ship, Pride of America.

Our new management team has driven the Company to achieve substantial improvements in operating results and growth in revenue and cash flow generation in a challenging market environment. Since joining the Company in late 2007, our President and Chief Executive Officer, Kevin M. Sheehan, has led a successful turnaround of the Company including overseeing major initiatives such as improving onboard service and amenities across the fleet, expanding the line’s European presence and repositioning two of the line’s Hawaii based ships, which had a significant impact on the profitability of the business. In addition, we recently appointed Wendy A. Beck as our new Executive Vice President and Chief Financial Officer and augmented our senior management team with five new Senior Vice Presidents in the areas of Sales, Marketing, Hotel Operations and Finance.

We have also successfully restructured our sales organization to provide better coverage of the travel agent community and to capture a greater percentage of direct sales to customers. Through these changes and other initiatives, we have strengthened our brand and significantly enhanced our product offering, reduced operating costs and improved both our sales network and our relationships with our travel agent partners. These organization-wide improvements have enabled us to bolster our brand, attracting and retaining our most loyal and profitable customers and maximizing revenue and profit.

Our fleet of eleven modern ships has been purpose-built to deliver “Freestyle Cruising,” which we believe provides us with a competitive advantage given our consistent “Freestyle Cruising” product offering. By focusing on “Freestyle Cruising,” we have been able to achieve higher onboard spend levels, greater customer loyalty and the ability to attract a more diverse clientele. At the end of June 2010, we took delivery of our largest cruise ship, Norwegian Epic (4,100 Berths), which represents the next evolution of “Freestyle Cruising,” offering 21 dining options and what we believe to be the widest array of entertainment options at sea. As of December 31, 2010, we have the youngest fleet of cruise ships in the industry among the Major North American Cruise Brands, with a weighted-average age of 6.1 years.

As a result of our positive operating performance over the last three years, the successful launch of Norwegian Epic, the growing demand we see for our distinctive cruise offering, and the rational supply outlook for the industry, we believe that it is an optimal time for the Company to add two new ships to our fleet, in order to continue to grow the Norwegian brand and drive shareholder value. In September 2010, we reached an agreement with Meyer Werft GmbH of Germany to build two new cruise ships for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our recently delivered ships together with new and differentiated features. We have entered into financing arrangements for approximately 90% of the contract price of the two ships. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2010. This is approximately €155,000 per Berth, or $207,000 per Berth based on the euro/U.S. dollar exchange rate as of December 31, 2010.

Our operating entities have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided. Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For each of the years ended December 31, 2010, 2009 and 2008, revenues attributable to North American passengers were 83%. Substantially all of our long-lived assets are located outside of the U.S. and consist primarily of our ships.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Strong Growth with Low Penetration and Significant Upside

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the North American vacation market. According to CLIA, in 2010 approximately 15 million passengers took cruises of two consecutive nights or more on CLIA member lines versus 7.2 million passengers in 2000, representing a compound annual growth rate of approximately 8%. Based on CLIA’s research, we believe that cruising is under-penetrated and represents approximately 10% of the North American vacation market. As measured in Berths or room count, the cruise industry is relatively nascent as compared to the wide variety of much more established vacation travel destinations across North America.

According to the Orlando/Orange County Convention & Visitors Bureau and the Las Vegas Convention and Visitors Authority, there are approximately 274,000 rooms in just Orlando and Las Vegas combined. By comparison, the estimated Major North American Cruise Brands’ capacity in terms of Berths is approximately 224,000. In addition, according to industry research, only 20% of the U.S. population has ever taken a cruise and this percentage should increase as the market for first-time cruise passengers expands. The European vacation market, the fastest growing market globally, remains under-penetrated by the cruise industry, with approximately 1% of Europeans having taken a cruise in 2008, compared with 3.1% of the population in the U.S. and Canada having taken a cruise in 2008.

We believe that improving leisure travel trends along with a relatively low supply outlook in the near term from the Major North American Cruise Brands lead to an attractive business environment for our Company to operate in.

Attractive Demographic Trends to Drive Cruising Growth

The cruise market is comprised of a broad spectrum of customers and appeals to virtually all demographic categories. Based on CLIA’s 2008 study, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 128.6 million people. Also according to the study, the average cruise customer is 50 years old with a household income of $109,000, with 70% of all cruise customers falling between the ages of 40 to 74. We believe this represents a very attractive segment of the population as the Brookings Institution recently reported that over the past decade the 55 to 64 age group was the fastest growing age group in the U.S. It is our belief that “Freestyle Cruising” will help us attract customers not only in the lucrative older population segment of North America, but also with younger generations, as well as Europeans, who we believe are more likely to enjoy greater levels of freedom during their cruise through the “Freestyle Cruising” product offering than was traditionally offered within the cruise industry.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation in Orlando or Las Vegas, offers an exceptional value proposition. When one considers that a typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options, this is compelling support for the cruise value proposition relative to other leisure alternatives. Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising”, which eliminates the cost of airfare commonly associated with a vacation.

According to CLIA’s 2008 study, approximately 70% of persons who have taken a cruise rate cruising as a high-value vacation alternative. In this same survey, CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation. In addition, CLIA’s surveys also show that cruise passengers have the highest level of satisfaction when compared to alternative land-based vacations like resorts and land-based escorted tours.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. Based on new ships announced over the past several years, the cost to build a cruise ship can range from approximately $500 million to $1.4 billion or approximately $200,000 to $425,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 months to 36 months and requires significant upfront cash payments to fund construction costs before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment generally is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying our competitors within the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines and Royal Caribbean International. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. By providing a diverse set of itineraries and a “Freestyle Cruising” experience, we believe that we straddle both the contemporary and premium segments as well as offer a unique combination of value and leisure services to cruise customers. Based on fleet counts as of December 31, 2010, the Major North American Cruise Brands together represent approximately 90% of the North American cruise market as measured by total Berths.

Our Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

Leading Cruise Operator with High-Quality Product Offering

We believe that our modern fleet provides us with operational and strategic advantages as our entire fleet has been purpose-built for “Freestyle Cruising” with a wider range of passenger amenities relative to many of our competitors.

We believe that in recent years the distinction has been blurred between segments of the market historically known as “premium” and “contemporary,” with the Major North American Cruise Brands each offering a wide range of onboard experiences across their respective fleets. With the completion of our fleet renewal initiative, we believe that based on a number of different metrics that directly impact a passenger’s onboard experience, we compare favorably against the other Major North American Cruise Brands, with product attributes more in line with the premium segment.

•

Youngest Fleet. With a weighted-average age of 6.1 years (as of December 31, 2010) and no ships built before 1998, we have the youngest fleet among the Major North American Cruise Brands, which we believe allows us to offer a high-quality passenger experience with a significant level of consistency across our entire fleet. As a result of our younger fleet, we have a substantially higher percentage of outside balcony cabins across our fleet than the other contemporary brands, which helps drive higher Net Yields.

•

Rich Cabin Mix. As of December 31, 2010, 48% of our cabins had private balconies representing a higher mix of outside balcony cabins than the other contemporary brands. In addition, five of our ships offer a complex of private courtyard villas of up to approximately 570 square feet each. Customers staying in these villas are provided with personal butler service and exclusive access to a private courtyard area with private pools, sundeck, hot tubs, and fitness center. Six of our ships also offer luxury garden villas of up to 6,694 square feet, making them the largest accommodations at sea.

•

High-Quality Service. We believe we offer a very high level of onboard service, as demonstrated by our guest-to-crew ratio of 2.2 to 1, which is among the best of all the Major North American Cruise Brands.

•

Diverse Selection of Premium Itineraries. For the year ended December 31, 2010, approximately 54% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations, including Alaska, Hawaii, Bermuda and Europe, compared to the other contemporary brands which are focused primarily on itineraries in the Caribbean and Mexico. This mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yield than Caribbean and Mexico sailings.

We believe that this high-quality product offering positions us well in comparison to the other Major North American Cruise Brands and provides an opportunity for continued Net Yield growth.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all eleven of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, “Freestyle Cruising” offers the flexibility and choice to our passengers who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to tailor their onboard experience to their own schedules, desires and tastes. The key elements of “Freestyle Cruising” include:

•	flexible dining policy; no fixed dining times or pre-assigned seating in our dining rooms;

•

up to 21 dining options; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

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

All of our ships have been custom designed and purpose-built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. Building on the success of “Freestyle Cruising,” we implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product offering. These enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and villa passengers. With Norwegian Epic we have enhanced “Freestyle Cruising” by offering what we believe to be unmatched flexibility in entertainment, offering guests a wide variety of activities and performances to choose from at any time of day or night.

Established Brand Recognition

The Norwegian Cruise Line brand is well established in the cruise industry with a long track record of delivering a world class cruise product offering to its customers. We achieve high-quality feedback scores from our customers in the areas of overall service, physical ship attributes, onboard products and services, food and beverage offerings and overall entertainment and land-based excursion quality. Based on recent guest experience and loyalty reports, the quality of our guests’ experience generates high levels of customer loyalty, as demonstrated by the fact that approximately 30% of our customers are repeat customers and approximately 70% say they would recommend Norwegian Cruise Line to their friends and family.

Brand recognition is also strong with over 92% of cruisers reporting familiarity with Norwegian. Additionally, our brand is known for freedom, flexibility and choice, all highly valued benefits within the cruise industry demographic. We continue to receive industry-wide recognition, winning more than 30 honorary awards during 2008 through 2010 which are reviews tabulated from the readers of Sherman’s Travel, Condé Nast Traveler, Travel & Leisure, AOL Travel and ForbesTraveler.com. Norwegian Epic was awarded Gold in the Contemporary Ship category as “Best Cruise Ship Overall” by Travel Weekly for the 2010 Magellan Award.

Strong Cash Flow

Nearly all of our capital expenditures, other than those related to our newbuild projects which are substantially financed and the current renovation of our private island, relate to the maintenance of our young and modern fleet and shoreside operations, which includes investments in our IT infrastructure and business intelligence systems. Our newbuild projects include very attractive financing which will fund approximately 90% of the required pre-delivery and delivery date construction payments; as such, we expect the cost of our newbuild projects to have a minimal impact on our cash flow in the near term.

We are able to generate significant levels of cash flow due to our ability to pre-sell tickets and receive customer deposits with long lead times ahead of sailing. Our debt financing is relatively low cost, with a weighted-average interest rate cost of 6.27% as of December 31, 2010. In addition, we believe that substantially all of our income qualifies as shipping income and is tax exempt under Section 883 of the Code. As a result, we believe that we will generate substantial cash flow from operations that can be utilized to significantly de-lever our balance sheet over time.

Highly Experienced Management Team

Our senior management team is comprised of experienced executives with an average of 12.5 years in the cruise, travel, leisure and hospitality-related industries. Since the Apollo Funds’ and the TPG Viking Funds’ investment in January 2008, 25 of the top 35 members of our senior management team (including 10 of the top 12) have been newly recruited or promoted to their current position under the leadership of our President and Chief Executive Officer, Kevin M. Sheehan. Their combined experience in related hospitality industries coupled with their financial expertise is a significant contributor to improving the operating and financial performance of our Company.

Strong and Experienced Shareholders

Our shareholders or their affiliates have extensive experience investing in the cruise, leisure and travel-related industries. Affiliates of the Apollo Funds have invested significant equity and resources to the cruise and leisure industry with its investment in Prestige Cruise Holdings, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. In addition, affiliates of both Apollo and TPG Capital own Caesars Entertainment, with whom we recently created a marketing alliance. Affiliates of TPG Capital are also significant investors in Sabre Holdings, a leading GDS (global distribution system) and parent of Travelocity.com. Genting HK, headquartered in Hong Kong, operates a leading Asian cruise line with destinations in Malaysia, Singapore, Hong Kong, Taiwan and Japan.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives.

Attractive Product Offerings

We have a long history of product development within the cruise industry as one of the most established consumer brands. We became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising over the last decade with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.”

We continue to enhance our product offerings with the delivery of Norwegian Epic in June 2010, which offers 21 dining options, a diverse range of accommodations and what we believe is the widest array of entertainment at sea. In addition to several differentiated full-service complimentary dining rooms, Norwegian Epic also features specialty restaurants including a classic steakhouse, sushi, Japanese teppanyaki, Brazilian churrascaria, Asian noodle bar, traditional Chinese, fine French and Italian restaurants. Guest accommodations on Norwegian Epic include the groundbreaking Studios, 128 cabins designed for solo travelers centered around the Studio Lounge, a private two-story lounge for studio guests. On its top decks, Norwegian Epic offers a “ship within a ship” in the largest suite complex at sea; the exclusive Villas compound includes two decks with 52 villas and penthouses, a private pool with multiple hot tubs and sundecks, a private fitness center and steam rooms, fine dining in the Epic Club restaurant, casual outdoor dining at the Courtyard Grill, and 24-hour concierge service, all exclusively for villa and penthouse guests. Entertainment onboard Norwegian Epic includes a wide variety of branded entertainment for guests to choose from, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Legends in Concert, Nickelodeon and the improvisational comedy troupe, The Second City.

Building on the success of Norwegian Epic, we are drawing on our legacy of new product development to create two new next-generation “Freestyle Cruising” ships, scheduled for delivery in the second quarter of 2013 and 2014, respectively. These 4,000 Berth ships will include many of the most popular elements of Norwegian Epic and the rest of our fleet together with new ground-breaking features, while keeping the consistent innovative spirit of “Freestyle Cruising” in the core of the design.

Maximize Net Yields

We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard spending to drive higher overall Net Yields. To maximize passenger ticket revenue, our revenue management strategy is focused on optimizing pricing and generating demand throughout the booking curve. We base-load our capacity by booking passengers as early before sailing as possible.

Base-loading is a strategy by which we focus on selling inventory further from the cruise departure date by targeting sales and marketing tactics, such as full ship Charters and corporate meetings which generate business with longer booking windows. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times. Through base-loading, we believe we will increase our Net Yields by filling our ships earlier, rather than discounting close to sailing dates in order to achieve our targeted Load Factors. Our specific initiatives to achieve this include:

•

Casino Player Strategy. As part of this strategy, we have non-exclusive arrangements with approximately 90 casino partners worldwide including Caesars Entertainment, an affiliate of both Apollo and TPG Capital, whereby loyal gaming customers are offered cruise reward certificates redeemable for cruises on our ships. Through property sponsored events and joint marketing programs, we have the opportunity to market cruises to Caesars Entertainment’s customers. These arrangements with our casino partners have the dual benefit of filling open inventory and reaching customers expected to generate above average onboard revenue through the casino and other onboard spending.

•

Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

•

Charter, Meeting & Incentive (“CM&I”) Sales. We are increasing our focus on driving additional business through the CM&I channel, which typically books very far in advance and can represent a significant portion of the ship, or even an entire sailing, in one transaction.

•	PROS Yield Management System. In late 2009, we implemented the PROS yield management system which allows us to better analyze and maximize our overall pricing decisions.

We continue to focus on various initiatives to drive increased onboard revenue across a variety of areas. From the year ended December 31, 2007 to the year ended December 31, 2010, our net onboard and other revenue yield increased by approximately 24% from $42.86 to $53.06 primarily due to strong performance in casino, beverage sales, specialty dining and shore excursions. Our strategy for further driving increased onboard revenue includes, among other things, generating additional casino revenue through our arrangements with our casino partners, including Caesars Entertainment and Genting HK. These arrangements incorporate marketing resources to deliver cross-company advertising and marketing campaigns to promote our brand. We also focus on optimizing the utilization of our specialty restaurants that carry a cover charge, pre-booking and pre-selling additional onboard activities and encouraging our staff to offer our passengers additional revenue generating products and services. In addition, the delivery of Norwegian Epic has created additional onboard revenue opportunities through ticket sales and merchandising, based on our unique and premium entertainment offerings.

Improve Operating Efficiency and Lower Costs

We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers. Since the beginning of 2008, we have significantly reduced our operating cost base through various programs including contract renegotiations, overhead rationalization, and fuel consumption reduction initiatives. We also typically hedge a majority of our near term fuel consumption in order to provide greater visibility of our fuel expense; as of December 31, 2010, we had hedged 57.0% of our expected 2011 fuel consumption. We have also reduced our maintenance expense as a result of our fleet renewal program, as younger, more modern ships are typically less costly to maintain than older ships. Beginning in early 2008, we reduced our capacity in the Hawaii market, re-flagging and relocating two of three ships, which significantly reduced crew payroll expenses aboard those ships creating substantial margin expansion. We believe that our new corporate culture of efficiency will drive further margin expansion as we continue to tightly manage our cost structure while optimizing Net Yield. In addition, we expect the economies of scale from our two newbuild ships to drive further operating efficiencies over the long term.

Expand and Strengthen Our Product Distribution Channels

As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We restructured our sales and marketing organization, which included the hiring of two Senior Vice Presidents and five Vice Presidents, to provide better focus on distribution through four primary channels: retail/travel agent, direct, international, and CM&I.

•

Retail/Travel Agent. We have implemented close to 100 individual projects specifically designed to improve our efficiency with the travel agency channels and our guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts, which represent approximately 50% of our customers, with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center based in our Miami headquarters. We believe that our travel agent partners have witnessed a material improvement in our business practices and overall communication since the arrival of our new management team.

•

Direct. We continue to grow our direct business through investments in our brand and our website as well as increasing our direct sales force. Passengers booking directly with us tend to book earlier and in premium category inventory which provides higher Net Yields.

•

International. We have an international sales presence, with over 145 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the European market, which has grown significantly in recent years but remains under-penetrated. In Europe, we now offer local itineraries year-round and our “Freestyle Cruising” has been well received. We are in the process of expanding our direct sales force in Europe which will allow us to develop our direct distribution in Europe in a manner similar to our U.S. operation. In support of this European strategy, we will deploy our newest and most sophisticated ship, Norwegian Epic, in Europe for an extended summer season beginning in May 2011. We are forging a closer distribution partnership with Genting HK, to develop product distribution across the Asia Pacific region.

•

CM&I. Our CM&I business focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and generate a higher level of Net Yield than sales through our other channels.

Across every distribution channel we are undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our balcony and other premium stateroom categories, with a particular emphasis on our suites and villa complexes, which have increased as a percentage of our total inventory as a result of our fleet renewal.

Our Fleet

Our ships are purpose-built ships that enable us to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities, including up to 21 dining options together with hundreds of private balcony cabins on each ship. As of December 31, 2010, 48% of our cabins have private balconies representing a higher mix of outside cabins than the other contemporary brands. Private balcony cabins are very popular with passengers and offer the opportunity for increased revenue by allowing us to charge a premium. Five of our ships offer a complex of private courtyard villas, each with up to approximately 570 square feet, which provide personal butler service and exclusive access to a private courtyard area with private pools, sundeck, hot tubs, and fitness center. In addition, six of our ships have luxury garden villas with up to 6,694 square feet, making them the largest accomodations at sea. These luxury garden villas offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service.

Continuing our tradition of new product development and the extension of the Norwegian Cruise Line brand, we took delivery of Norwegian Epic in June 2010. Norwegian Epic offers our passengers itineraries to the western and eastern Caribbean as well as Europe. The ship offers our customers a large aqua park, sports complex, two three-lane bowling alleys and our two-story Wii™ Wall. In addition, the ship features a spa facility and fitness center with more than 31,000 square feet. There are 21 dining options on Norwegian Epic offering one of the widest choices of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices including Blue Man Group, Cirque Dreams & Dinner, Legends in Concert and Nickelodeon. We offer world-class entertainment in our jazz and blues club and our comedy club features the improvisational comedy troupe, The Second City. Norwegian Epic has been very well received by the market with the strongest bookings we have ever seen for a new ship, both in terms of price and volume. This positive reception has also benefited the rest of our fleet, which experienced significant bookings due to the uplift that Norwegian Epic has created for our brand overall. We believe the premium cabin mix of Norwegian Epic will drive further increases in Net Yield.

Building on the successful launch of our latest ship, Norwegian Epic, we recently announced two new ships with approximately 4,000 Berths each, scheduled for delivery in the second quarter of 2013 and 2014, respectively.

The table below provides a brief description of our ships and areas of operation based on 2011 itineraries:

Ship(1)	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Epic	2010	4,100	155,900	Caribbean, Europe
Norwegian Gem	2007	2,400	93,500	Bahamas, Bermuda, Caribbean
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Pearl	2006	2,400	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	93,500	Bahamas, Caribbean
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,220	92,300	Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,340	91,700	Alaska, Mexico, Pacific Coastal and Panama Canal
Norwegian Sun	2001	1,940	78,300	Bahamas, Caribbean, Europe
Norwegian Sky(2)	1999	1,990	77,100	Bahamas
Norwegian Spirit	1998	2,000	75,300	Caribbean, Bermuda

(1)	The table does not contain the two new ships which are to be constructed by the Meyer Werft GmbH shipyard for delivery in the second quarter of 2013 and 2014, respectively. Each ship will approximate 4,000 Berths and 143,500 Gross Tons.
(2)	Chartered from Genting HK.

Itineraries

We offer cruise itineraries ranging from one day to three weeks calling on over 125 worldwide locations, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. For the year ended December 31, 2010, approximately 54% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations (areas outside of the Caribbean and Bahamas) which we believe allows us to generate higher Net Yield.

Ports and Facilities

We have an agreement with the Government of Bermuda whereby two of our ships are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston and New York. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We have a contract with the New York City Economic Development Corporation pursuant to which we receive preferential berthing rights on specific piers at the city’s passenger ship Terminals. These preferential berthing rights provide us with the ability to elect specific Terminals, piers, and operating days 15 months in advance of such scheduled future sailings. Furthermore, we have contracts with the Port of New Orleans and the Port of Miami pursuant to which we receive preferential berths to the exclusion of other vessels for certain specified days of the week at the cities’ cruise ship Terminals. The preferential berthing rights provide us with priority use of selected cruise ship Terminals and operating days 12 months in advance of such scheduled future sailings. We have a concession permit with the U.S. National Park Service whereby our ships are permitted to call on Glacier Bay 22 times through September 30, 2019 during each summer cruise season. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary. We initiated a $25.5 million renovation to our private island, Great Stirrup Cay, which includes a new dining and bar facility to enhance the guest experience, as well as offering new activities such as wave runners, an aqua park and a stingray encounter experience. The enhancements are scheduled to be completed in phases through the end of 2011 and are expected to provide us with additional revenue generating opportunities on the island.

Revenue Management Practices

Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, cabin category selected and the time of year that the voyage takes place. We generate additional revenue from casino operations, certain beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items.

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

Onboard and Other Revenue

Ticket prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities such as entertainment, pool-side activities and various sports programs. We earn additional revenue on our ships principally from casino operations, certain beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items. Onboard and other revenue is an important component of our revenue base representing 30.8% of our 2010 total revenue. To maximize onboard revenue, we use various cross-marketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the Company while retail shops, spa services, art auctions and internet services are managed through contracts with third-party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions.

Seasonality

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the Northern Hemisphere’s summer months of June through August. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled Dry-docking, which we typically schedule during non-peak demand periods.

Sales and Marketing

Product Distribution Channels and Sales

We sell our product through four primary distribution channels: retail/travel agent, consumer direct, international and CM&I.

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

In addition to our focus on retail sales, we continue to grow our consumer direct business through investments in our brand and our website as well as increases in our direct sales force. Passengers booking directly with us tend to book earlier and in higher category inventory.

Outside of the U.S., we have an international sales presence with over 145 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the United Kingdom and Continental Europe markets, which have grown significantly in recent years and where we now offer local itineraries year-round. We have modified our 2010 itineraries to increase demand by appealing to guests in different markets including the UK, Italy, Germany and Spain. We have had success with our base-loading initiatives in Europe, where our “Freestyle Cruising” has been well received, and are in the process of building our direct sales force in Europe.

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

Supporting our sales efforts across several distribution channels are our call centers located in Florida, Arizona, the UK and Germany with approximately 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have an outsourced relationship with a firm that manages an additional location for us in Guatemala. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

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

Suppliers

Our largest capital expenditures are for ship construction and acquisition. Our largest operating expenditures are for fuel, passenger food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and Passenger Safety

We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.

Our fleet is equipped with modern navigational control and fire prevention and control systems. In recent years, our ships have continuously been upgraded and include internal and external regulatory audits. We have installed HI-FOG sprinklers in the engine rooms of the ships in our fleet, as required by the IMO regulation. The navigation centers on our ships are also equipped with voyage data recorders (“VDRs”), which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents. A majority of our ships utilize operational closed circuit television systems that enhance our training, assist in investigations and support the safety of passengers and crew.

We have developed the Safety and Environmental Management System (“SEMS”). This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support the fleet and risk management decisions. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and audited annually by our classification society Det Norske Veritas (DNV), and the system also undergoes regular internal audits as well as an annual audit by the U.S. Coast Guard. We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. Furthermore, Norwegian Cruise Line is an ISO 14001 certified company. The ISO 14001 standard is a voluntary standard for environmental practices. We believe that we are in substantial compliance with current health and safety rules and regulations. However, such laws are constantly evolving and there can be no guarantee that changes in these laws and regulations or their enforcement will not require significant additional costs in the future.

Insurance

We maintain marine insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets. In addition to the marine insurance coverage on the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	protection and indemnity insurance (that covers third-party liabilities) including insurance against risk of fuel spill;

•

hull and machinery insurance, war risk insurance, including terrorist risk insurance, on each ship in an amount equal to the total insured hull value, subject to certain coverage limits, deductibles and exclusions. The terms of our marine war risk policies include provisions where underwriters can give seven days notice to the insured that the policies will be cancelled, which is typical for policies in the marine industry;

•	tour operator insurance;

•	insurance for cash onboard; and

•	insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels.

The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) (the “Athens Convention”) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) (the “1976 Protocol”) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention; however, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet entered into force, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the entry into force of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol enters into force, we expect insurance costs would increase.

Trademarks

We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “NCL” and the NCL logo, the names of our ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered on our ships. In addition, we own registered trademarks relating to the “FREESTYLE”

family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION.” Other significant marks include our SCHOOL OF FISH DESIGN marks that display one fish swimming against a school of fish and “NCL” slogan marks, e.g., “NCL. WHERE YOU’RE FREE TO WHATEVER,” which underscore our “FREESTYLE” message. We believe our “NORWEGIAN CRUISE LINE,” “NCL,” “FREESTYLE CRUISING,” “FREESTYLE DINING,” “FREESTYLE VACATION” and “NCL” slogan trademarks and the names of our ships as well as the SCHOOL OF FISH DESIGN and NCL logos are widely recognized throughout North America and Europe and have considerable value.

Competition

We compete in the multi-night global cruise vacation industry. Although this sector has grown significantly over the past decade, it still remains a relatively small part of the broadly defined global vacation market that has historically been dominated by land-based vacation alternatives. The different cruise brands that make up the global cruise vacation industry historically have been segmented by product offering and service quality into contemporary, premium and luxury cruises. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive than the premium or luxury segments. The premium segment generally is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of services and quality with longer cruises on the smallest ships.

We compete primarily with the other Major North American Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International which comprise the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises which are part of the premium segment. As of December 31, 2010, Norwegian Cruise Line accounted for approximately 12% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises.

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

Our entire fleet is also subject to the health and safety laws and regulations of the various port locales where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and implemented the IMO conventions relating to ocean-going passenger ships. U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S., documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, was transferred to the Bahamas registry and operates as Norwegian Jade. The Hawaii Cruise Ship Provision also authorized the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. In May 2008, Pride of Aloha was transferred to the Bahamas registry and operates as Norwegian Sky. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work be performed in the U.S., except in case of emergency or lack of availability, and that the ship operates primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ship deployed in Hawaii is able to cruise between U.S. ports in Hawaii without the need to call at a foreign port.

Health and Environment

Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. Specifically, in the U.S., we comply with the newly implemented U.S. Environmental Protection Agency’s Vessel General Discharge permit.

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

Permits for Glacier Bay, Alaska

In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our ships in Glacier Bay National Park and Preserve. We currently hold a concession permit allowing for 22 calls per summer cruising season through September 30, 2019. However, there can be no assurance that such permit will be renewed when necessary or that regulations relating to the renewal of such permit will remain unchanged in the future.

Security and Safety

Commencing July 1, 1998, pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.

We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, the International Port and Ship Facility Code (“ISPS Code”), was adopted by the IMO in December 2002 and provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues on ships and in ports. We have been in compliance with all requirements of the ISPS Code imposed upon us as of the implementation date of July 1, 2004.

In addition to the requirements of the ISPS Code, the U.S. Congress enacted the Maritime Transportation Security Act of 2002 (“MTSA”), which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the U.S. docking at ports in the U.S. The U.S. Coast Guard has published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members on such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential (“TWIC”) is a new federal requirement for accessibility into and onto U.S. ports and U.S.-flagged ships. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-1974 SOLAS requirements install automatic sprinkler systems by December 31, 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

IMO adopted an amendment to SOLAS which requires partial bulkheads on cabin balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. All of our ships are in compliance with the SOLAS amendment. The new SOLAS regulation on Long-Range Identification and Tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to automatically transmit the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

Financial Requirements

The FMC requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 2.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the U.S. and the cruise industry in general.

Taxation

Taxation of Operating Income: In General

This discussion is based on the Code as in effect on the date of this filing, existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of its “shipping income” that is derived from sources within the U.S. Currently, we are a partnership for U.S. federal income tax purposes. If our partners fail to qualify for an exemption for our U.S. sourced shipping income, they will be subject to taxation in the U.S. on such income. We are permitted to make tax distributions to our shareholders to pay such taxes. If our proposed public offering is consummated, then we will become a corporation and on a going forward basis, we and our subsidiaries will be required to qualify for an exemption in order to avoid U.S. taxation of our U.S.-sourced shipping income.

Generally, “shipping income” is any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses. For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., which we refer to as U.S.- source international shipping income, will be considered to be 50% derived from sources within the U.S.

The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no U.S. Treasury Regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules described above is not free from doubt.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be derived from sources within the U.S. Such shipping income will not be subject to any U.S. federal income tax. Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources.

Unless exempt from tax under Section 883 of the Code, any U.S.-sourced shipping income or any other income that is considered to be effectively connected income, would be subject to the net tax regime. Our U.S.-source shipping income is considered effectively connected income if we have, or are considered to have, a fixed place of business in the U.S. involved in the earning of U.S.-source shipping income, and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S. If we do not have a fixed place of business in the U.S. or substantially all of our income is not derived from regularly scheduled transportation, the income will generally not be considered to be effectively connected income, and the four percent tax regime will apply.

The U.S.-source portion of our income that is not shipping income (including our U.S.-flagged operations) is generally subject to the net tax regime. U.S. Treasury Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages. Currently, these taxes, if any, would generally be imposed on our shareholders. We are permitted to distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to Section 1446 of the Code, we may withhold such taxes at the partnership level. If we become a corporation pursuant to our initial public offering (as discussed herein), these taxes would be imposed directly on us and our subsidiaries.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source international shipping income if: (a) it is organized in a qualified foreign country, which is one that grants an

“equivalent exemption” from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code; and (b) either: (1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country; (2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the U.S.; or (3) it is a “controlled foreign corporation” and it satisfies an ownership test. In addition, U.S. Treasury regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation and reporting requirements.

As described above, we are currently a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are made. In addition, as a partnership, eligibility for the exemption under Section 883 of the Code for our international shipping income is tested by reference to our shareholders rather than to us. Each of our shareholders must meet the requirements of Section 883 discussed above in order for the exemption to apply to the shipping income allocated to such shareholder. If any of our shareholders were to fail to qualify for the exemption under Section 883 of the Code, such shareholder’s allocable share of our U.S.-source income would be subject to either the net tax regime or to the four percent tax regime, as discussed above. We are permitted to make tax distributions in respect of any such income to our shareholders (or, in some cases, pursuant to Section 1446 of the Code, withhold such taxes at the partnership level).

We believe and have taken the position that substantially all of our income derived from the international operation of ships is properly categorized as shipping income and that we do not have a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, even if our interpretation of Section 883 is correct, because we are currently treated as a partnership for U.S. federal income tax purposes, the exemption for shipping income is based on our shareholders satisfying complex stock ownership tests under Section 883 of the Code as described above. There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares that could cause our shareholders to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net income tax regime or to the four percent tax regime (either by increasing our permitted tax distributions to our shareholders and/or our required withholding in respect of shareholder level taxes, or by increasing our taxes directly (if our public offering is consummated)), and we can give no assurances on this matter.

If our initial public offering is consummated, we would become a corporation for U.S. federal income tax purposes. At such time, we (as opposed to our shareholders) would be required to satisfy the complex stock ownership tests under Section 883 of the Code. If we or any of our subsidiaries were not to qualify for the exemption under Section 883 of the Code, our or such subsidiary’s U.S.-source income would be subject to either the net tax regime or four percent tax regime (as discussed above). We expect that we and our subsidiaries will satisfy the stock ownership tests imposed under Section 883 following an initial public offering and therefore expect that we will qualify for the exemption under Section 883. However, as discussed above, there are factual circumstances beyond our control that could cause us to not meet the stock ownership tests. Therefore, we can give no assurances on this matter.

U.S. Taxation of Gain on Sale of Vessels

Provided our partners qualify (or we and our subsidiaries qualify following a public offering) for exemption from tax under Section 883 of the Code in respect of our shipping income, gain from the sale of a vessel likewise should generally be exempt from tax under Section 883 of the Code. If, however, our gain does not, for whatever reason, qualify for exemption under Section 883 of the Code, then such gain could be subject to either the net tax regime or four percent tax regime (determined under rules different from those discussed above).

Certain State, Local and Non-U.S. Tax Matters

We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property that may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our worldwide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

U.S. Federal Income Taxation—U.S.-Flagged Operation

Through 2009, income derived from our U.S.-flagged operation, net of applicable deductions, generally is subject to U.S. federal income taxation (generally at a rate of 35%) and state and local taxes. U.S.-source dividends and interest paid by our U.S.-flagged operation generally would have been subject to a 30% withholding tax, unless exempt under one of various exceptions.

Organizational Structure

Our corporate structure is as follows (1):

(1)	All subsidiaries are 100% owned by their immediate parent company. Please refer to Exhibit 21.1 to Form S-1 filed on October 26, 2010 incorporated by reference in this Annual Report on Form 20-F for a listing of our significant subsidiaries.
(2)	NCL Corporation Ltd. is owned 50% by Genting HK, 37.5% by the Apollo Funds and 12.5% by the TPG Viking Funds.
(3)	Ship-holding companies for our Bahamas-flagged ships.
(4)	Operates our Bahamas-flagged fleet, including a Charter agreement with Genting HK, and performs under contract with NCL America LLC certain marketing, ticket issuance and other services.
(5)	Ship-holding company for our U.S.-flagged ship.
(6)	Operates our U.S.-flagged ship.

Property and Equipment

Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—Our Fleet” and “Item 5—Operating and Financial Review and Prospects—Future Capital Commitments.” Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Item 4—Information on the Company-Regulatory Issues—Health and Environment.”

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease approximately 230,300 square feet of facilities. We also lease approximately (i) 24,300 square feet of office space in Sunrise, Florida for sales; (ii) 25,600 square feet of office space in Hawaii for administrative operations; (iii) 9,600 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 11,000 square feet of office space in Germany for sales and marketing in Europe; and (v) 42,800 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements under this caption “Item 5—Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this annual report, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this annual report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	changes in fuel prices or other cruise operating expenses such as crew, insurance and security;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates or foreign currency rates;

•	increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors.”

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

EBITDA is used by us to measure our business performance. We believe EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of our business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by us to calculate incentive compensation for management-level employees. This non-GAAP financial measure has certain material limitations, including:

•

It does not include net interest expense. As we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows; and

•	It does not include depreciation and amortization expense. As we use capital assets, depreciation and amortization are necessary elements of our costs and ability to generate profits and cash flows.

We compensate for these limitations by using EBITDA as only one of several measures for evaluating our business performance. In addition, capital expenditures, which impact depreciation and amortization expense, interest expense and income tax expense, are reviewed separately by us. We believe EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

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

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, costs related to service charges, credit card fees and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales and specialty dining.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-docking costs), ship insurance, ship Charter costs and other ship expenses.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with GAAP in the U.S. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

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

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2010 would have increased by $4.6 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $23.2 million.

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

Executive Overview

Total revenue increased 8.5% to $2,012.1 million for the year ended December 31, 2010 compared to $1,855.2 million for the year ended December 31, 2009. Net Revenue for the year ended December 31, 2010 increased to $1,479.3 million from $1,319.8 million in the same period in 2009 with the addition of Norwegian Epic to the fleet in June 2010 together with an improvement in Net Yield of 7.7%.

Operating income increased 34.4% to $230.2 million for the year ended December 31, 2010 from $171.4 million in the same period in 2009. A 23.6% improvement in EBITDA was achieved for the same period as revenues increased due to an increase in capacity, passenger ticket pricing and onboard revenue. Our cost containment measures continued to have an impact even with the increase in the cost of fuel.

In September 2010, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build two new cruise ships with financing commitments in place from a syndicate of banks for export credit financing. The new ships are scheduled for delivery in the second quarter of 2013 and 2014, respectively. Our financing commitments provide for financing for approximately 90% of the contract price of the two ships. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2010. This is approximately €155,000 per Berth, or $207,000 per Berth based on the euro/U.S. dollar exchange rate as of December 31, 2010, which we believe compares favorably against other recent newbuild ship orders in the industry.

In November 2010, we issued $250.0 million aggregate principal amount of 9.50% Senior Notes due 2018 in a private offering which has registration rights. The net proceeds from this transaction were used to repay portions of our then outstanding indebtedness.

Proposed Initial Public Offering

On October 26, 2010, we filed a registration statement on Form S-1 for an initial public offering of our equity securities. We expect to use the net proceeds from the initial public offering to pay down our debt, to fund future capital expenditures and for general corporate purposes. However, there is no assurance regarding the timing of an initial public offering or whether it will be completed. The securities being offered in our initial public offering can only be offered by a prospectus and this annual report shall not be deemed to be an offer of any such securities.

Results of Operations

We reported total revenue, total cruise operating expense, operating income (loss) and net income (loss) as shown in the following table (in thousands except per share data):

	Year Ended December 31,
	2010	2009	2008
Total revenue	$2,012,128	$1,855,204	$2,106,401

Total cruise operating expense	$1,347,298	$1,289,454	$1,578,481

Operating income (loss)	$230,241	$171,374	$(63,247	)(1)

Net income (loss)	$22,617	$67,233	$(211,803	)(1)

Earnings (loss) per share
Basic	$1.07	$3.24	$(10.59)

Diluted	$1.06	$3.23	$(10.59)

Weighted-average shares
Basic	21,100	20,756	20,000

Diluted	21,335	20,841	20,000

(1)	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth operating data as a percentage of revenue:

	Year Ended December 31,
	2010	2009	2008
Revenue
Passenger ticket	69.2%	68.8%	71.3%
Onboard and other	30.8%	31.2%	28.7%

Total revenue	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.9%	20.3%	19.5%
Onboard and other	7.6%	8.5%	8.7%
Payroll and related	13.2%	13.6%	14.7%
Fuel	10.3%	8.8%	12.3%
Food	5.7%	6.4%	6.0%
Other	11.3%	11.9%	13.8%

Total cruise operating expense	67.0%	69.5%	75.0%

Other operating expense
Marketing, general and administrative	13.1%	13.0%	14.2%
Depreciation and amortization	8.5%	8.2%	7.7%
Impairment loss	—%	—%	6.1	%(1)

Total other operating expense	21.6%	21.2%	28.0%

Operating income (loss)	11.4%	9.3%	(3.0	)%(1)

Non-operating income (expense)
Interest income	—%	—%	0.1%
Interest expense, net of capitalized interest	(8.6)%	(6.2)%	(7.2)%
Other income (expense)	(1.7)%	0.5%	—%

Total non-operating income (expense)	(10.3)%	(5.7)%	(7.1)%

Net income (loss)	1.1%	3.6%	(10.1	)%(1)

(1)	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth selected statistical information:

	Year Ended December 31,
	2010	2009		2008
Passengers Carried	1,404,137	1,318,441	(1)	1,270,281
Passenger Cruise Days	9,559,049	9,243,154		9,503,839
Capacity Days	8,790,980	8,450,980		8,900,816
Occupancy Percentage	108.7%	109.4%		106.8%

(1)	Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Year Ended December 31,
	2010	2009	2008
Passenger ticket revenue	$1,392,506	$1,275,844	$1,501,646
Onboard and other revenue	619,622	579,360	604,755

Total revenue	2,012,128	1,855,204	2,106,401
Less:
Commissions, transportation and other expense	379,655	377,036	410,061
Onboard and other expense	153,137	158,330	182,817

Net Revenue	$1,479,336	$1,319,838	$1,513,523

Capacity Days	8,790,980	8,450,980	8,900,816
Gross Yield	$228.89	$219.53	$236.65
Net Yield	$168.28	$156.18	$170.04

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Year Ended December 31,
	2010	2009	2008
Total cruise operating expense	$1,347,298	$1,289,454	$1,578,481
Marketing, general and administrative expense	264,398	241,676	299,827

Gross Cruise Cost	1,611,696	1,531,130	1,878,308
Less:
Commissions, transportation and other expense	379,655	377,036	410,061
Onboard and other expense	153,137	158,330	182,817

Net Cruise Cost	$1,078,904	$995,764	$1,285,430

Capacity Days	8,790,980	8,450,980	8,900,816
Gross Cruise Cost per Capacity Day	$183.34	$181.18	$211.03
Net Cruise Cost per Capacity Day	$122.73	$117.83	$144.42

EBITDA was calculated as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$22,617	$67,233	$(211,803)
Interest income	(100)	(836)	(2,796)
Interest expense, net of capitalized interest	173,772	115,350	152,364
Other expense (income)	33,952	(10,373)	(1,012)

Operating income (loss)	230,241	171,374	(63,247)
Depreciation and amortization expense	170,191	152,700	162,565
Impairment loss	—	—	128,775

EBITDA	$400,432	$324,074	$228,093

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Total revenue increased 8.5% in 2010 compared to 2009. Net Revenue increased 12.1% in 2010, primarily due to an increase in Net Yield of 7.7% and an increase in Capacity Days of 4.0%. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue. The increase in onboard revenue was primarily due to an increase in net revenue from our gaming operations, beverage sales and specialty dining. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010, partially offset by the departure of Norwegian Majesty from our fleet in October 2009.

Expense

Total cruise operating expense increased 4.5% in 2010 compared to 2009 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses is primarily due to an increase in fuel expense resulting from a 28.3% increase in the average cost of $490 per metric ton in 2010 from $382 per metric ton in 2009 as well as an increase in payroll and related expenses, partially offset by a savings in port charge expenses. Total other operating expense increased 10.2% compared to 2009 with an increase in marketing expenses, including inaugural expenses for Norwegian Epic, partially offset by lower expenses associated with cost control initiatives. Net Cruise Cost increased 8.3% in 2010 compared to 2009. Net Cruise Cost per Capacity Day increased 4.2% primarily due to higher fuel expense per Capacity Day. Depreciation and amortization expense increased 11.5% in 2010 compared to 2009 due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

Interest expense, net of capitalized interest, increased to $173.8 million in 2010 from $115.4 million in 2009 primarily due to higher average interest rates and an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was an expense of $(34.0) million in 2010 compared to income of $10.4 million in 2009. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. The income in 2009 was primarily due to fuel derivative gains of $20.4 million, partially offset by interest rate swap losses of $5.5 million and foreign currency losses of $4.0 million, primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Total revenue decreased 11.9% in 2009 compared to 2008. Net Revenue decreased 12.8% in 2009 compared to 2008 due to a decrease in Net Yield of 8.2% and a decrease in Capacity Days of 5.1%. The decrease in Net Yield was the result of a decrease in passenger ticket pricing due to adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased Net Revenue from our shore excursions and gaming operations and an increase in Occupancy Percentage. The decrease in Capacity Days was the result of the departure of Marco Polo, Norwegian Dream and Norwegian Majesty from our fleet upon expiration of the relevant Charter agreements in March 2008, November 2008, and October 2009 respectively, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Total cruise operating expense decreased 18.3% in 2009 compared to 2008 primarily related to a decrease in fuel price as a result of a 30.3% decrease in the average cost of $382 per metric ton in 2009 from $548 per metric ton in 2008 and implementation of cost control initiatives which included savings in marketing, general and administrative expense. Total other operating expense decreased 33.3% in 2009 compared to 2008 primarily due to an impairment loss in 2008 of $128.8 million as a result of the cancellation of a contract to build a ship. Net Cruise Cost decreased 22.5% in 2009 compared to 2008 primarily due to a 18.4% decrease in Net Cruise Cost per Capacity Day. The decrease in Net Cruise Cost per Capacity Day was primarily due to lower fuel expense per Capacity Day; lower marketing, general and administrative expense and other cruise operating expense per Capacity Day; and lower payroll and related expense per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from the Hawaii market to our international fleet in 2008. Depreciation and amortization expense decreased 6.1% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Genting HK in January 2009.

Interest expense, net of capitalized interest, decreased to $115.4 million in 2009 from $152.4 million in 2008, primarily due to lower average interest rates. Other income (expense) improved to income of $10.4 million in 2009 compared to $1.0 million in 2008. The income in 2009 was primarily due to fuel derivative gains of $20.4 million partially offset by interest rate swap losses of $5.5 million and foreign currency losses of $4.0 million, primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars. The income in 2008 was primarily due to foreign currency gains of $101.8 million partially offset by fuel derivative losses of $99.9 million.

Liquidity and Capital Resources

General

As of December 31, 2010, our liquidity was $451.1 million consisting of $55.0 million in cash and cash equivalents and $396.1 million available under our $750.0 million senior secured revolving credit facility. Our main ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

Net cash provided by operating activities was $418.9 million for the year ended December 31, 2010. The increase in cash provided by operating activities was primarily due to timing differences in cash payments relating to operating assets and liabilities, the release of cash collateral from our service providers and an increase in advance ticket sales. These increases were partially offset by transaction losses related to foreign exchange contracts associated with the financing of Norwegian Epic. Net cash provided by operating activities was $50.7 million for the year ended December 31, 2009 primarily due to net income of $67.2 million partially offset by changes primarily due to timing differences in cash payments relating to operating assets and liabilities. Net cash used in operating activities was $23.3 million for the year ended December 31, 2008. The cash used in operating activities in 2008 was primarily due to a decrease in advance ticket sales.

Net cash used in investing activities, primarily consisting of additions to property and equipment related to payments for construction of Norwegian Epic, was $968.9 million, $166.6 million and $166.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Net cash provided by financing activities was $554.9 million for the year ended December 31, 2010. Cash provided by financing activities in 2010 was primarily due to borrowings related to the delivery of Norwegian Epic and the issuance of $250.0 million of 9.5% Senior Notes partially offset by repayments on our senior secured revolving credit facility and payments on other outstanding loans and loan arrangement fees. Net cash used in financing activities of $19.7 million for the year ended December 31, 2009 was primarily due to payments on outstanding loans and repayments of senior secured revolving credit facilities and loan arrangement fees, primarily offset by the issuance of $450.0 million of 11.75% Senior Secured Notes and draw downs on our $750.0 million Senior Secured Revolving Credit Facility and a contribution from, and other transactions with, Affiliates. Net cash provided by financing activities of $335.0 million for the year ended December 31, 2008 was primarily due to contributions from an Affiliate and draw downs on our then senior secured revolving credit facilities and other outstanding loans substantially offset by repayments on those facilities. In 2008, $240.2 million of our then outstanding $250.0 million 10 5/8% Senior Secured Notes were tendered to us and we expensed unamortized deferred financing fees in connection with these notes which was included in interest expense, net of capitalized interest, in our consolidated statement of operations. Also in 2008, we had transactions with an Affiliate primarily due to the RDA.

Capitalized interest primarily associated with the construction of Norwegian Epic was $8.6 million in 2010, $12.1 million in 2009 and $4.6 million in 2008. Also, in 2008, we expensed $9.9 million of capitalized interest due to an impairment charge in connection with the cancellation of a contract to build a ship.

Future Capital Commitments

Future capital commitments consist of contracted commitments, including ship purchase commitments, and future expected capital expenditures necessary for operations. As of December 31, 2010, anticipated capital expenditures are $168.7 million, $230.6 million and $829.6 million for each of the years ending December 31, 2011, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship purchase commitments in the amounts of $82.3 million, $123.5 million and $626.5 million, respectively, based on the euro/U.S. dollar exchange rate as of December 31, 2010.

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships with financing commitments in place from a syndicate of banks for export credit financing. As a result of this agreement, we prepaid $100.0 million of our long-term debt. These ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2010. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Contractual Obligations

As of December 31, 2010, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$3,193,286	$72,405	$406,324	$777,255	$1,937,302
Operating leases(2)	50,890	7,329	12,548	11,068	19,945
Ship purchases(3)	1,565,780	82,312	824,046	659,422	—
Port facilities(4)	154,758	22,330	37,917	41,274	53,237
Capital leases(5)	10,799	5,832	4,780	187	—
Interest(6)	955,013	155,317	302,313	271,724	225,659
Other(7)	79,433	45,964	31,259	2,210	—

Total	$6,009,959	$391,489	$1,619,187	$1,763,140	$2,236,143

(1)	Net of unamortized original issue discount of $4.7 million.
(2)	Non-cancelable operating leases primarily for offices, motor vehicles and office equipment.
(3)	Contractual obligations for two ships, based on the euro/U.S. dollar exchange rate of 1.3384 as of December 31, 2010. Financing commitments are in place from a syndicate of banks for export credit financing.
(4)	Future commitments with remaining terms in excess of one year to pay for our usage of a New York City cruise Terminal and Islas Bahia, Bermuda and Miami port facilities.
(5)	Primarily for buses for Hawaii operations and equipment for Norwegian Epic.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of December 31, 2010.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the year ended December 31, 2010, our service providers released in aggregate $89.3 million of collateral which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of December 31, 2010.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Qualitative and Quantitative Disclosures About Market Risk

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our audited consolidated financial statements, Note 6 “Financial Instruments,” for further detail.

Interest Rate Risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of December 31, 2010, 33% of our debt was fixed and 67% was variable. We had one interest rate swap agreement which was in place through October 2010. Changes in the fair value of the interest rate swap were recorded in other income (expense) in our consolidated statement of operations. Based on our December 31, 2010 outstanding variable rate debt balance, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $21 million.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. Our primary exposure to foreign currency exchange rate risk relates to our ship construction firm commitments denominated in euros. We enter into foreign currency forward contracts and/or option contracts to manage the risk related to our ship construction firm commitments.

As of December 31, 2010, we had call options with deferred premiums which resulted in a net liability of $1.1 million. These options hedge the foreign currency exchange rate risk on a portion of the final payments on our ship construction firm commitments. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the options. As of December 31, 2010, the remaining payments aggregating €1,020 million, or $1,365 million based on the euro/U.S. dollar exchange rate as of December 31, 2010, are not hedged. We estimate that a 10% change in the euro as of December 31, 2010, would result in a $137 million change in the U.S. dollar value of the foreign currency denominated remaining payments.

Fuel Price Risk

Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expense, was 15.4%, 12.6% and 16.4% for the years ended December 31, 2010, 2009 and 2008, respectively. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2010, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $112.5 million maturing through June 30, 2012. As of December 31, 2010, we had hedged 57.0% of our expected fuel consumption over the next year. We estimate that a 10% increase in our weighted-average fuel price would increase our anticipated 2011 fuel expense by $23.2 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of $11.2 million.

Fair value for our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points (we refer you to our audited consolidated financial statements, Note 6 “Financial Instruments” for more regarding fair value).

Off-balance Sheet Transactions

None.

Related party transactions

We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related party transactions” for details of our related party transactions.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our business and affairs are managed by the Board of Directors consisting of seven members.

The following table sets forth certain information regarding our directors, executive officers and key employees as of February 9, 2011:

Name	Age	Position
Tan Sri Lim Kok Thay	59	Chairman of the Board of Directors
David Chua Ming Huat	48	Director
Marc J. Rowan	48	Director
Steve Martinez	42	Director
Adam M. Aron	56	Director
Walter L. Revell	76	Director, Chairman of the Audit Committee
Karl Peterson	40	Director
Kevin M. Sheehan	57	President and Chief Executive Officer
Wendy A. Beck	46	Executive Vice President and Chief Financial Officer
Andrew Stuart	47	Executive Vice President, Global Sales and Passenger Services
Daniel S. Farkas	42	Senior Vice President, General Counsel and Secretary

All the executive officers and key employees listed above hold their offices at the pleasure of the Board of Directors, subject to rights under any applicable employment agreements. There are no family relationships between or among any directors and executive officers.

Tan Sri Lim Kok Thay became the Chairman of the Board of Directors of the Company on December 16, 2003. Since 2007, Tan Sri Lim has been Chairman and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; generation and supply of electric power and oil and gas exploration activities. Since 2006, 2008 and 2005, respectively, Tan Sri Lim has also been Chairman and Chief Executive of Genting Malaysia Berhad, the Chief Executive of Genting Plantations Berhad, both of which are publicly listed companies in Malaysia, and the Executive Chairman of Genting Singapore PLC, a public company listed on the Singapore Stock Exchange. Genting Malaysia, Genting Plantations, and Genting Singapore are subsidiaries of Genting Berhad. Since 1990, Tan Sri Lim has been a director of Golden Hope Limited (acting as trustee of the Golden Hope Unit Trust) which is the principal shareholder of Genting HK; he is also the Chairman and Chief Executive Officer of Genting HK, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with Genting HK since its formation in 1993. Tan Sri Lim was also involved in the development of Resorts World Genting in Malaysia, formerly known as Genting Highlands Resort, and the overall concept and development of the Burswood Resort in Perth, Australia, and the Adelaide Casino in South Australia. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979. Tan Sri Lim has 35 years of experience investing in, managing and/or serving on the boards of directors of companies operating in the travel and leisure industries and has served as chairman of board of directors of several entities. In light of our ownership structure and Tan Sri Lim’s position with Genting HK and his business experience, we believe that it is appropriate for Tan Sri Lim to serve as Chairman of the Board of Directors of the Company.

David Chua Ming Huat became a director of the Company in 2008. He has served as President of Genting HK since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business. He was a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad from April 1998 to May 2002. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada. Mr. Chua has 15 years management experience in a diverse range of industries with particular emphasis in securities trading and investments, corporate finance and corporate advisory work and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Chua’s position with Genting HK and his business experience, we believe that it is appropriate for Mr. Chua to serve as a director of the Company.

Marc J. Rowan became a director of the Company in January 2008. Mr. Rowan co-founded Apollo in 1990 and has been a Senior Managing Director of Apollo Global Management, LLC since 2007. In addition to NCL Corporation Ltd., Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Re, Countrywide plc and Caesars’ Entertainment Corporation as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance. Mr. Rowan has over 20 years of experience in the private equity industry, has focused on the analysis, assessment and capitalization of new acquisitions and existing portfolio companies and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Rowan’s position with Apollo and his business experience, we believe that it is appropriate for Mr. Rowan to serve as a director of the Company.

Steve Martinez became a director of the Company in January 2008. Mr. Martinez has been a partner of Apollo since 2007. Mr. Martinez currently serves on the board of directors of Prestige Cruise Holdings, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; the parent company of Rexnord Industries, a diversified manufacturer of engineered products; Principal Maritime, an ocean transportation services company; Veritable Maritime, an owner of crude oil tankers; and Hughes Telematics, an information services company. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global, Jacuzzi Brands and Hayes-Lemmerz International. Mr. Martinez is also active in charitable activities, and currently serves as Co-Chairman of the Northeast Advisory Board of the Hispanic Scholarship Fund. Prior to joining Apollo, Mr. Martinez was a member of the mergers and acquisitions department of Goldman, Sachs & Co. with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received a Master’s of Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively. Mr. Martinez has over 15 years of experience in analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Martinez participated in the diligence of the Apollo Funds’ investment in the Company and provides the Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Martinez’ position with Apollo and his business experience, we believe that it is appropriate for Mr. Martinez to serve as a director of the Company.

Adam M. Aron became a director of the Company in January 2008. Since 2006, he has been Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo. Mr. Aron has previously served as President and CEO of Norwegian Cruise Line, from 1993 to 1996, Senior Vice President of Marketing for United Airlines, from 1990 to 1993, Senior Vice President-Marketing for Hyatt Hotels Corporation, from 1987 to 1990, and most recently as Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc., from 1996 to 2006. Mr. Aron currently serves on the board of directors of Cap Juluca Properties Ltd., E-miles, Inc., Starwood Hotels and Resorts Worldwide and Prestige Cruise Holdings, Inc., the parent company of Oceania Cruises, Inc. and Regent Seven Seas Cruises. He is a member of the Council on Foreign Relations, and is a former member of the Young Presidents’ Organization, Business Executives for National Security; the former First Vice Chairman of the Travel Industry Association of America; and Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron was selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation from 2000 through 2006, and was a delegate to President Clinton’s 1995 White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College. Mr. Aron has 32 years of experience managing companies operating in the travel and leisure industries and provides the Board of Directors with, among other skills, valuable insight and perspective on the travel and leisure operations of the Company. In light of Mr. Aron’s business experience, we believe that it is appropriate for Mr. Aron to serve as a director of the Company.

Walter L. Revell became a director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Since 1984, Mr. Revell has been Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Since 1994, 2002 and 1990, respectively, Mr. Revell has also served as a director of The St. Joe Company, a publicly traded company that is Florida’s largest private land owner and a major real estate developer, as a director of International Finance Bank in Miami, Florida and as a director of Edd Helms Group in Miami, Florida. Since 1990, he has also served as Chairman of the Board and Chief Executive Officer of Pinehurst Development, Inc., a family owned company, and serves on the Executive Committee, the Board of Trustees and as Chairman of the Construction Committee of the Miami Science Museum. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials and Sun Banks of Florida. Mr. Revell served as

Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and has been a member of The Florida Council of 100 since 1972. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco. Mr. Revell has 40 years of business experience investing and operating in a diverse range of industries and has substantial experience serving on boards of directors. In light of Mr. Revell’s business experience, we believe that it is appropriate for Mr. Revell to serve as a director of the Company.

Karl Peterson became a director of the Company in July 2008. He is a Partner of TPG Capital, a member of that firm’s Management Committee and co-head of the firm’s EMEA efforts. Since rejoining TPG Capital in 2004, Mr. Peterson has led TPG Capital’s investment activities in travel and leisure and media and entertainment sectors and starting in 2009 he assumed responsibility for leading the firm’s investments in financial services. Prior to 2004, he was President and Chief Executive Officer of Hotwire, Inc. Mr. Peterson led Hotwire, Inc. from inception through its highly successful sale to IAC/InterActiveCorp for $680 million in 2003. Before his work at Hotwire, Inc., Mr. Peterson was a principal of TPG Capital in San Francisco. Prior to joining TPG Capital in 1995, Mr. Peterson was an investment banker in the Mergers & Acquisitions Department and the Leveraged Buyout Group of Goldman, Sachs & Co. from 1992 to 1995. He graduated with high honors from the University of Notre Dame, where he earned a B.B.A. in finance and business administration and was elected to Beta Gamma Sigma. Mr. Peterson currently serves on the board of directors of Caesars’ Entertainment Corporation and Sabre Holdings Corporation. Mr. Peterson has 15 years of experience in analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Peterson participated in the diligence of the TPG Viking Funds’ investment in the Company and provides the Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Peterson’s position with TPG Capital and his business experience, we believe that it is appropriate for Mr. Peterson to serve as a director of the Company.

Kevin M. Sheehan has served as the President and Chief Executive Officer of the Company since August 2010. He has served as the Chief Executive Officer of the Company since November 2008 and as President since August 2010 and previously from August 2008 through March 2009. Mr. Sheehan also served as Chief Financial Officer of the Company from November 2007 through September 2010. Prior to joining us, he spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing full time at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. Prior to that, Mr. Sheehan served a nine-year career with Cendant as Chairman and Chief Executive Officer of their Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express. Prior to that, he was Cendant’s Chief Financial Officer and initially served as President and Chief Financial Officer of Avis Group. He is a graduate of Hunter College and the New York University Graduate School of Business. Mr. Sheehan serves on the board of directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE “GHS”). He also serves as Chairman of the Florida Caribbean Cruise Associations’ Executive Committee and on the Executive Committee of the Cruise Line International Association.

Wendy A. Beck has served as the Executive Vice President and Chief Financial Officer since September 2010. Prior to joining us, Ms. Beck served as Executive Vice President and Chief Financial Officer of Domino’s Pizza, Inc. from May 2008 to August 2010. Prior to that, she served as Senior Vice President, Chief Financial Officer and Treasurer of Whataburger Restaurants, LP from May 2004 through April 2008 and served as their Vice President and Chief Accounting Officer from August 2001 through April 2004. Ms. Beck was also employed at Checkers Drive-In Restaurants, Inc. from 1993 though July 2001, serving as their Vice President, Chief Financial Officer and Treasurer from 2000 through July 2001. Ms. Beck currently sits on the board of directors and audit committee for Spartan Stores, Inc., and also serves on the board of directors for the Women’s Foodservice Forum. Ms. Beck holds a Bachelor of Science degree in Accounting from the University of South Florida and is a Certified Public Accountant.

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. From April 2008 through September 2008, he held the position of Executive Vice President and Chief Product Officer. From September 2003 through March 2008 he served as Executive Vice President of Marketing, Sales and Passenger Services. Prior to that, he was our Senior Vice President of Passenger Services as well as Vice President of Sales Planning. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Daniel S. Farkas has served as Senior Vice President and General Counsel of the Company since February 2008 and as Secretary of the Company since 2010. Since Mr. Farkas joined us in January 2004, he has held the positions of Vice President and Assistant General Counsel from 2005 to 2008, and Assistant General Counsel, from 2004 to 2005. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Mr. Farkas currently serves on the board of directors of the Cruise Industry Charitable Foundation. Mr. Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.

Compensation of Directors and Executive Officers

The aggregate cash compensation paid to our directors and executive officers for the year ended December 31, 2010 was $10.1 million.

Share Option Scheme for Shares of Genting HK

Certain directors and employees of Genting HK and NCL were granted options to purchase shares of Genting HK under the legacy Star Cruises Employees Share Option Scheme for Executives. No grants were made in 2008, 2009 and 2010 and it is not anticipated that any further options will be granted. All options outstanding under this plan are vested and exercisable.

Profits Sharing Agreement

In April, 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees of the Company. These interests generally vest with the holders based on a combination of performance-based vesting metrics and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. The Apollo Funds, Genting HK and the TPG Viking Funds are entitled to initially receive any distributions made by the Company, pro rata based on their shareholdings in the Company. Once the Apollo Funds, Genting HK and the TPG Viking Funds receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

Severance Arrangements

Certain of our officers are employed pursuant to employment agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the executive’s employment by us without cause or a termination by the executive for good reason. Severance generally includes a cash payment based on the executive’s base salary (and in some cases, bonus), and our payment of the executive’s continued medical benefits for the applicable severance period.

Incentive Bonus Plans, Qualified and Non-Qualified Benefit Plans

Incentive Bonus Plans. We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period, and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

401(k) Plan. We maintain a 401(k) Plan for our shoreside employees, including our executive officers. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 4% - 10% of each participant’s contributions, and our matching contributions may not exceed 6% of each participant’s compensation. Our matching contributions become vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to be qualified under section 401(a) of the Code.

Supplemental Executive Retirement Plan. We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan. As of December 31, 2010 and 2009, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million. The SERP Plan is an unfunded plan.

We recorded expenses related to the above 401(k) Plan and the SERP of $2.7 million, $3.1million and $3.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Board Practices

None of our executive officers serves as a member of the Board of Directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Board of Directors or compensation committee. No interlocking relationship exists between any member of the Board of Directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

Terms of Directors and Executive Officers

All of our current directors serve until re-elected or their successors are appointed at our annual general meeting. The Board of Directors has established an Audit Committee and a Compensation Committee.

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

The purpose of the Compensation Committee is to assist the Board of Directors in fulfilling its overall responsibilities with respect to: (i) the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters; (ii) the review and approval of the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and (iii) providing oversight concerning selection of officers, management succession planning, performance of individual executives and related matters. The members of the Compensation Committee are Marc J. Rowan, Steve Martinez and Tan Sri Lim Kok Thay.

Employees

The following table shows the divisional allocation of our employees.

	December 31,
	2010	2009	2008
Shipboard(1)	11,850	10,149	11,125
Shoreside	1,919	1,758	1,842

Total	13,769	11,907	12,967

(1)	Does not include crew members that were on leave as of the respective dates.

Also, we refer you to “Risk Factors—Amendments to the collective bargaining agreements for crew members of our fleet” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.

Share Ownership

The directors and our executive officers do not own ordinary shares of the Company or options exercisable into ordinary shares of our Company.

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

On January 7, 2008, the Apollo Funds became the owner of 50% of our outstanding ordinary shares pursuant to the Subscription Agreement, as defined below, and an assignment agreement dated January 7, 2008 by and among us, NCL Investment Ltd. and NCL Investment II Ltd. (with respect to the assignment agreement only), each an affiliate of the Apollo Funds, and Genting HK. On January 8, 2008, the TPG Viking Funds acquired, in the aggregate, 12.5% of our outstanding ordinary shares from the Apollo Funds for $250.0 million. Prior to these transactions, Genting HK owned 100% of our ordinary shares. Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Genting HK and NCL Investment Ltd. (the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, has granted to the Apollo Funds the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008) along with the TPG Viking Funds (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements. Each of the TPG Viking Funds which purchased ordinary shares is considered a permitted transferee of the Apollo Funds and all ordinary shares purchased by the TPG Viking Funds are deemed owned by the Apollo Funds under the Shareholders’ Agreement.

The Shareholders’ Agreement

On August 17, 2007, NCL Investment Ltd., Genting HK and the Company entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of the Apollo Funds and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd., a wholly-owned subsidiary of Genting HK, along with the TPG Viking Funds have become parties to the Shareholders’ Agreement through separate joinder agreements.

The Apollo Funds and Genting HK were, up until July 2008, entitled to appoint three and two members to the Board of Directors, respectively. Pursuant to a separate agreement between the Apollo Funds and the TPG Viking Funds, the TPG Viking Funds are entitled to designate a non-voting observer who is permitted to attend meetings of the Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on the Board of Directors by two additional members. As a result, the Apollo Funds and Genting HK have increased their representation to appoint four and three members, respectively.

Subject to Genting HK consent rights as described below, the Apollo Funds has the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate holding of equity securities of the Apollo Funds (and certain of their permitted transferees) to the holding of equity securities of Genting HK (and certain of their permitted transferees, including the TPG Viking Funds) falls below 0.6, these rights will cease.

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

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, the Apollo Funds and Genting HK have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on a national securities exchange (a “Qualified Public Offering”). Following an initial public offering, the TPG Viking Funds will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby the Apollo Funds sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, the Apollo Funds shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that the Apollo Funds shall first offer Genting HK the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by the Apollo Funds. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value per share, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value per share. Following this increase, our shareholders made an additional pro rata equity investment, in connection with which we issued an additional 1,000,000 ordinary shares. Following this equity investment, and as of December 31, 2010, there are 21,000,000 ordinary shares of $.0012 par value per share.

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities (including as further described in the footnotes to the following table). Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below and except as provided in the Shareholders’ Agreement, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares. Unless indicated otherwise, the address of each individual listed in the table is c/o NCL Corporation Ltd., 7665 Corporate Center Drive, Miami, Florida 33126.

The table below sets forth the current information regarding the beneficial ownership of the ordinary shares of the Company, and shows the number of ordinary shares and percentages currently owned by:

•	each person that is a beneficial owner of more than 5% of our outstanding equity securities;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and named executive officers as a group.

Name and Address	Number and Percent of Shares Beneficially Owned
	Number	Percent
Genting HK(1)	10,500,000	50.0%
Apollo Funds(2)	7,875,000	37.5%
TPG Viking Funds(3)	2,625,000	12.5%
Tan Sri Lim Kok Thay(1)(4)	—	*
David Chua Ming Huat(1)(4)	—	*
Marc J. Rowan(2)(5)	—	*
Steve Martinez(2)(5)	—	*
Adam M. Aron(2)(5)	—	*
Karl Peterson(6)	—	*
Walter L. Revell	—	*
All directors and named executive officers as a group (11 persons)	—	*

*	less than 1%
(1)	Genting HK owns our ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary. The address of each of Genting HK and Star NCLC Holdings Ltd. is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR. As of June 30, 2010, the principal shareholders of Genting HK are:

Percentage Ownership in Genting HK
Golden Hope Limited (“GHL”)(a)	47.42%
Genting Malaysia Berhad (“GENM”)(b)	19.30%

(a)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by IFG International Trust Company Limited as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.
(b)	GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.

As a result, an aggregate of 66.72% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of June 30, 2010.

(2)	Includes an aggregate of 7,875,000 ordinary shares owned of record by NCL Investment Ltd. and NCL Investment II Ltd. NCL Investment Ltd. and NCL Investment II Ltd. have the right to vote the ordinary shares held by the affiliates of Genting HK and the TPG Viking Funds, subject to certain exceptions. One or more of the Apollo Funds are the shareholders of each of NCL Investment Ltd. and NCL Investment II Ltd., respectively. Apollo Management VI, L.P. serves as the manager of, and Apollo Advisors VI, L.P. or Apollo Advisors VI (EH), L.P. serves as the general partner of, each of the Apollo Funds. Apollo Management VI, L.P. is an investment manager affiliated with Apollo, and Apollo Advisors VI, L.P. and Apollo Advisors VI (EH), L.P. are affiliated with Apollo Principal Holdings II, L.P. and its general partner, Apollo Principal Holdings II GP, LLC.

Leon Black, Joshua Harris and Marc Rowan are the managers and executive officers of Apollo Principal Holdings II GP, LLC and of other investment management affiliates of Apollo, and as such effectively have the power to exercise voting and investment control with respect to the ordinary shares held of record or beneficially owned by any of Apollo, the Apollo Funds, NCL Investment Ltd., NCL Investment II Ltd., or the other Apollo entities described above. Apollo and its affiliates, including each of the Apollo Funds, NLC Investment Ltd. and NCL Investment II Ltd., and each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of each of NCL Investment Ltd., NCL Investment II Ltd., the Apollo Funds, Apollo and the other Apollo entities described above, and Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(3)

Includes (i) 1,957,525 ordinary shares held by TPG Viking I, L.P., a Cayman Islands exempted limited partnership (“Viking I”), (ii) 576,118 ordinary shares held by TPG Viking II, L.P., a Cayman Islands exempted limited partnership (“Viking II”), and (iii) 91,357 ordinary shares held by TPG Viking AIV-III, L.P., a Delaware limited partnership (“Viking AIV” and, together with Viking I and Viking II, the “TPG Viking Funds”). The general partner of each of the TPG Viking Funds is TPG Viking AIV GenPar, L.P. (“Viking AIV GenPar”), a Cayman Islands exempted limited partnership, whose general partner is TPG Viking AIV GenPar Advisors V-AIV, Inc. (“Advisors V”), a Cayman Islands

company, whose sole shareholder is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman Islands exempt limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman Islands company, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors V and may therefore be deemed to be the beneficial owners of the ordinary shares held by the TPG Viking Funds (the “TPG Shares”). The address of each of the TPG Viking Funds, Group Advisors V and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)	Although each of Tan Sri Lim Kok Thay and David Chua Ming Huat may be deemed a beneficial owner of shares of the Company beneficially owned by Genting HK due to his status as a director or officer (and, in the case of Tan Sri Lim Kok Thay, his status as a shareholder) of Genting HK, each such person disclaims beneficial ownership of any such shares, except in the case of Tan Sri Lim Kok Thay, to the extent of any indirect pecuniary interests therein. The address of Tan Sri Lim Kok Thay and David Chua Ming Huat is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.
(5)	Although each of Messrs. Rowan, Martinez and Aron may be deemed a beneficial owner of shares of the Company beneficially owned by the Apollo Funds due to his status as a consultant, partner or senior partner of Apollo, each such person disclaims beneficial ownership of any such shares. The address of Messrs. Rowan, Martinez and Aron is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(6)	Mr. Peterson is one of our directors and also a partner of TPG Capital, which in turn is an affiliate of the TPG Viking Funds. Mr. Peterson does not have voting or investment power over, and disclaims beneficial ownership in, the TPG Shares. The address of Mr. Peterson is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Related party transactions

Transactions with Genting HK, The Apollo Funds and TPG Capital

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. The agreement includes two one-year extension options which require the mutual consent of each party. The new agreement also provides us with an option to purchase the ship during the Charter period.

Item 8.	Financial Information

We refer you to “Item 18—Financial Statements” beginning on page F-2.

Legal proceedings

Material litigation

In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. On December 30, 2010, the Court denied the plaintiffs’ Motion for Class Certification. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Dividends

We intend to retain all currently available funds and as much as necessary of future earnings in order to fund the continued development and growth of our business. Our debt agreements also impose restrictions on our ability to pay dividends. Any determination to pay dividends in the future will be at the discretion of the Board of Directors and will depend upon our results of operations, financial condition, restrictions imposed by applicable law and our financing agreements and other factors that the Board of Directors deems relevant.

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

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 34678. We were incorporated on December 15, 2003 under the name NCL Holdings, Ltd. which was changed to NCL Corporation Ltd. on March 26, 2004. We have a general corporate purpose which can be found in paragraph 6 of our memorandum of association. We are owned by Genting HK, the Apollo Funds and the TPG Viking Funds, holding 50.0%, 37.5% and 12.5% of our issued ordinary shares, respectively.

Share capital

All of our issued and outstanding ordinary shares are fully paid. Subject to our bye-laws and to any resolution of our shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

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

Memorandum of Association and Bye-laws/Shareholder Rights

Dividend rights

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). Under our bye-laws, each ordinary share is entitled to dividends if and when dividends are declared by the Board of Directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents.

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

Transfer of shares

The Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. The Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the Board of Directors shall reasonably require.

In addition, the Board of Directors are required to refuse to register a transfer unless all applicable consents have been obtained. As a matter of Bermuda law, a transfer of shares will require prior approval from the Bermuda Monetary Authority. Subject to these restrictions, a holder of ordinary shares may transfer the title to all or any of his or her or its ordinary shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances permit) or in such other form as the Board of Directors may accept. The instrument of transfer must be signed by both the transferor and transferee, although in the case of a fully paid share the Board of Directors may accept the instrument signed only by the transferor.

Meetings of shareholders

Our bye-laws provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the written resolution of our shareholders, except that the removal of directors and auditors cannot be done by written resolution. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the Board of Directors may convene an annual general meeting or a special general meeting. The notice requirement for general meetings is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders present, in person or by proxy, and representing in excess of 50% of the total issued voting shares.

Access to books and records and public dissemination of information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the Company’s memorandum of association (which includes its objects and powers) and any alterations to its memorandum of association, including changes to the Company’s authorized share capital. The shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings of shareholders and the Company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981 (the “Companies Act”), establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and removal of directors

Our bye-laws provide that the Board of Directors shall consist of not less than five directors. Our bye-laws do not provide for cumulative voting in the election of directors. Subject to the provisions of our bye-laws, the shareholders by resolution may determine such other minimum or maximum numbers of directors. Currently, the Board of Directors consists of seven members.

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

Proceedings of the Board of Directors

Our bye-laws provide that our business is to be managed and conducted by the Board of Directors and the Board of Directors may exercise all powers of the Company to borrow money and to mortgage or charge any of our undertaking, property and uncalled capital (or any part thereof) and may issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Our directors may be paid all reasonable travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board of Directors or general meetings of the Company, acting as committee members appointed by the Board of Directors or otherwise in connection with our business or their duties as directors. Under Bermuda law, a director shall be deemed not to be acting honestly and in good faith if he fails to disclose at the first opportunity at a meeting of directors or by writing to the directors: (i) his or her interest in any material contract or proposed material contract with the Company or any of its subsidiaries; or (ii) his or her material interest in any person that is a party to a material contract or proposed material contract with the Company.

Our bye-laws provide that a director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company must declare the nature of such interest as required by the Companies Act. Following such declaration, the director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum for such meeting.

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

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Our bye-laws provide that the bye-laws may only be amended in the manner provided for in the Companies Act and with the unanimous approval of the Board of Directors and the approval of a majority of the shareholders of the Company.

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

Capitalization of profits and reserves

Pursuant to our bye-laws, our shareholders may, upon the recommendation of the Board of Directors, (i) capitalize any part of the amount of our share premium or other reserve accounts or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Material contracts

On April 2, 2009, we entered into supplemental deeds amending and restating certain of our existing senior secured credit facilities, including

(i)	the €662.9 million syndicated loan agreement, dated September 22, 2006, as amended and/or restated from time to time, by and among Norwegian Epic, Ltd. (f/k/a F3 Two, Ltd.), as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd. (the “Norwegian Epic Loan”);

(ii)	the €624.0 million revolving loan facility agreement, dated October 7, 2005, as amended and restated from time to time, by and among NCL Corporation Ltd., as borrower, and a syndicate of international banks, and related guarantee by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. (the “Norwegian Pearl/Norwegian Gem Revolving Credit Facility”);

(iii)	the $334.1 million secured loan agreement, dated as of April 20, 2004, as amended and restated from time to time, by and among Norwegian Jewel Limited, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd. (the “Norwegian Jewel Loan”);

(iv)	the €258.0 million secured loan agreement, dated as of April 4, 2003, as amended and restated from time to time, by and among Pride of America Ship Holding, Inc., as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd. (the “Pride of America Loan”);

(v)	the €40.0 million secured loan agreement, dated as of April 4, 2003, as amended and restated from time to time, by and among Pride of America Ship Holding, Inc., as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd. (the “Pride of America Commercial Loan”); and

(vi)	the €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended and restated from time to time, by and among Pride of Hawaii, Inc., as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd. (the “Pride of Hawai’i Loan”).

These supplemental deeds are referred to collectively as the “April 2009 Amendments” and the Pride of Hawai’i Loan, the Norwegian Epic Loan, the Norwegian Pearl/Norwegian Gem Revolving Credit Facility, the Norwegian Jewel Loan, the Pride of America Loan, and the Pride of America Commercial Loan are referred to collectively as the “Existing ECF Facilities.”

Among other things, the April 2009 Amendments (i) revised the schedules pertaining to the repayment or reduction, as applicable, of each of the Existing ECF Facilities, including the dates and amounts of such repayments and reductions and, (ii) introduced new prepayment requirements in respect of year-end liquidity and special liquidity events, (iii) introduced new financial covenants for specified periods, (iv) modified certain negative covenants, (v) modified the interest rate provisions, and (vi) allowed for the granting of (a) second and third priority mortgages over Pride of America, Norwegian Jewel and Norwegian Jade in favor of certain of our bank syndicates and (b) guarantees and certain other security related to the granting of such mortgages.

On November 12, 2009, we issued $450.0 million aggregate principal amount of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering that was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to an indenture, dated as of November 12, 2009, among NCL Corporation Ltd., as issuer, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee. In addition, we entered into a $750.0 million Senior Secured Revolving Credit Facility at LIBOR plus a margin of 4.0% maturing in 2015. The notes and this senior secured revolving credit facility are guaranteed by certain of the Company’s subsidiaries which own four of the Company’s ships, namely, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn. The guarantees of the notes are secured by the same collateral securing our $750.0 million Senior Secured Revolving Credit Facility (other than pledges of ordinary shares or similar items of the guarantors), including first priority mortgages on the ships, and the liens securing the guarantees of the notes rank pari passu in priority to the liens securing this senior secured revolving credit facility. The net proceeds and cash on hand were used to repay all of our outstanding debt aggregating $1,003.3 million under our $300.0 million Senior Secured Term Loan, $500.0 million Senior Secured Revolving Credit Facility and our $610.0 million Senior Secured Revolving Credit Facility. In addition, we discharged the remaining $9.8 million of our $250.0 million 10 5/8% Senior Secured Notes.

On November 12, 2009, we entered into a registration rights agreement in connection with the offering of 11.75% Senior Secured Notes due 2016 discussed above requiring the Company to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the notes for new notes evidencing the same continuing indebtedness and with substantially identical terms except that the new notes will not be subject to restrictions on transfer.

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

On July 22, 2010, we entered into supplemental deeds amending our Existing ECF Facilities to, among other things, allow (i) the Company to purchase new vessels, (ii) the incurrence of indebtedness in connection with the acquisition of such new vessels, and (iii) the Company to pay a limited amount of dividends after listing its ordinary stock on an approved stock exchange. These amendments became effective in November 2010 upon our prepayment of $100.0 million under certain of our Existing ECF Facilities.

On September 24, 2010, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build two new cruise ships with financing commitments in place from a syndicate of banks for export credit financing. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2010.

On November 9, 2010, we issued $250.0 million aggregate principal amount of 9.50% Senior Notes due 2018 in a private offering that was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to an indenture, dated as of November 9, 2010, among NCL Corporation Ltd., as issuer, and U.S. Bank National Association, as trustee. The net proceeds from this transaction were used to repay portions of our outstanding indebtedness.

On November 9, 2010, we entered into a registration rights agreement in connection with the offering of 9.50% Senior Notes due 2018 discussed above requiring the Company to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the notes for new notes evidencing the same continuing indebtedness and with substantially identical terms except that the new notes will not be subject to restrictions on transfer. We will use commercially reasonable efforts to cause the exchange offer to be completed no later than the later of 365 calendar days after the original issue date of the notes and 40 calendar days after the registration statement is declared effective.

On November 18, 2010, we entered into agreements with a syndicate of international banks to provide for financing (the “Newbuild Financing Arrangements”) for approximately 90% of the contract price of the two new ships. The Newbuild Financing Arrangements are composed of two export credit facilities and two related term loan facilities.

The export credit facilities represent aggregate commitments of up to approximately €1,060 million, or $1,419 million based on the euro/U.S. dollar exchange rate as of December 31, 2010. Each export credit facility corresponds to one of the new ships, and the subsidiary that will own such new ship is the borrower under that facility. Each export credit facility is secured by, among other things, pledges of the equity of the subsidiary that is the borrower under such facility, assignments of that borrower’s rights in the contracts related to the construction of such new ship, and a guarantee by NCL Corporation Ltd. Upon delivery, each export credit facility will be secured by a first priority mortgage in the relevant new ship and certain other security related thereto.

The two term loan facilities provide for borrowings by each of Norwegian Jewel Limited and Pride of Hawaii, LLC, respectively, and each term loan facility contains a separate tranche related to each new ship. The term loan facilities represent aggregate capacity of up to approximately €126 million, or $169 million based on the euro/U.S. dollar exchange rate as of December 31, 2010. Each term loan facility is secured by, among other things, fourth priority mortgages over Norwegian Jewel and Norwegian Jade, respectively, related subordinated security interests in connection therewith, and a guarantee by NCL Corporation Ltd.

On November 18, 2010, immediately prior to entry into the Newbuild Financing Arrangements, we obtained required consents under certain of our Existing ECF Facilities and entered into supplemental deeds amending each of the Pride of Hawai’i Loan, the Norwegian Jewel Loan, the Pride of America Loan and the Pride of America Commercial Loan. Among other things, these consents and amendments allowed for (i) the entry by Norwegian Jewel Limited, Pride of Hawaii, LLC and the Company into the new term loan facilities as part of the Newbuild Financing Arrangements and (ii) the granting of the fourth priority mortgages and related security over Norwegian Jewel and Norwegian Jade in connection therewith.

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

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included on page F-1.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Board of Directors has determined that Mr. Walter L. Revell qualifies as an “audit committee financial expert” and is independent within the meaning of the rules of the New York Stock Exchange (a national securities exchange registered pursuant to Section 6(a) of the Exchange Act), specifically Section 303A of the New York Stock Exchange Listed Company Manual.

Item 16B.	Code of Ethics

Our code of conduct and ethics as defined in this Item 16B of Form 20-F, is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and is publicly available on our website at www.ncl.com.

Item 16C.	Principal Accountant Fees and Services

	Total Fees Year Ended December 31,
	2010	2009
	(in thousands)
Fees:
Audit fees	$1,724	$1,693
Tax fees	120	45
All other fees	2	2

Total	$1,846	$1,740

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the audit of our regulatory and statutory reports, issuance of comfort letters and our Sarbanes-Oxley 404 attestation. Audit fees related to 2009 of $45,000 were approved after the filing of the 2009 Form 20-F and therefore were not included in that report.

Tax fees in 2010 and 2009 were in connection with tax return preparation and other tax services related to U.S. and foreign jurisdictions.

All other fees for 2010 and 2009 related to the PricewaterhouseCoopers LLP annual on-line subscription research tool.

Audit Committee pre-approval policies and procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP and our Audit Committee approved all such services for the years ended December 31, 2010 and 2009. Any services provided by PricewaterhouseCoopers LLP and others that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NCL Corporation Ltd.

By:	/S/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

NCL Corporation Ltd.

By:	/S/ WENDY A. BECK
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date: February 9, 2011

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of NCL Corporation Ltd. (incorporated by reference to Exhibit 3.(A) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*

1.2	Amended and Restated Bye-Laws of NCL Corporation Ltd. dated January 7, 2008 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)). *

2.1	Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)). *

2.2	Joinder, dated January 8, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.3	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.4	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and NCL Investment II Ltd. (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.5	Indenture, dated November 12, 2009, by and among NCL Corporation Ltd. as Issuer and Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited as subsidiary guarantors and US Bank National Association as Indenture Trustee with respect to $450 million 11.75% Senior Notes due 2016 (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-170141)).*

2.6	Registration Rights Agreement, dated November 12, 2009, by and among NCL Corporation Ltd. and Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited, as guarantors and Deutsche Bank Securities, Inc., Barclays Capital, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. with respect to $450 million 11.75% Senior Notes due 2016 (incorporated by reference to Exhibit 2.6 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-170141)).*

2.7	Indenture, dated November 9, 2010, by and among NCL Corporation Ltd. as Issuer and U.S. Bank National Association as Indenture Trustee with respect to $250.0 million 9.50% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Form S-1 filed on December 15, 2010 (File No. 333-170141)).*

2.8	Registration Rights Agreement, dated November 9, 2010, by and among NCL Corporation Ltd. and Deutsche Bank Securities Inc. with respect to $250.0 million 9.50% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Form S-1 filed on December 15, 2010 (File No. 333-170141)).*

4.1	€298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(E) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*+

4.2	Supplemental Amendments, to €298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.3	Facility Agreement, dated as of September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.4	€334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, by and among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(H) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*+

4.5	First Supplemental Deed, dated as of September 30, 2005, to €334.1 million Norwegian Jewel Loan, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.6	€308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(I) to our F-4 filed on October 3, 2005 (File No. 333-128780)).* +

4.7	Second Supplemental Deed, dated as of September 30, 2005, to €308.1 million Pride of Hawai’i Loan, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.8	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank (incorporated by reference to Exhibit 10.(A) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*

4.9	Up to €624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks (incorporated by reference to Exhibit 4.24 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.10	Seventh Supplemental Deed to €258.0 million Pride of America Loans and Sixth Supplemental Deed to €40.0 million Pride of America Loans, both dated November 13, 2006, to €298.0 million Pride of America Loans, dated as of April 4, 2003, as amended, by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.11	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.12	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.13	Third Supplemental Deed, dated November 13, 2006, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.14	First Supplemental Deed, dated November 13, 2006, to up to €624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.15	€662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A. (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.16	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.17	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.18	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.19	Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

4.20	Second Supplemental Deed, dated December 21, 2007, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.21	Fourth Supplemental Deed, dated December 21, 2007, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.22	Eighth Supplemental Deed to €258.0 million Pride of America Loan and Seventh Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated December 21, 2007, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.23	Fourth Supplemental Deed, dated December 21, 2007, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.24	Fifth Supplemental Deed, dated February 10, 2008, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.25	Third Supplemental Deed, dated December 21, 2007, to Facility Agreement, dated as of September 23, 2005, as amended, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.26	First Supplemental Deed, dated December 21, 2007, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.27	Amendment No. 1, dated December 1, 2006, Amendment No. 2, dated March 20, 2007, Amendment No. 3, dated July 31, 2007, and Amendment No. 4, dated December 10, 2007, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.28	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.29	AOM No. 5, dated November 11, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.30	Second Supplemental Deed, dated April 24, 2008, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F filed on April 7, 2009 (File No. 333-128780)).*+

4.31	Bareboat Charter Agreement, dated January 2, 2009, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F filed on April 7, 2009 (File No. 333-128780)).*+

4.32	Third Supplemental Deed, dated April 2, 2009, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.33 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.33	Third Supplemental Deed, dated April 2, 2009, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.34 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.34	Fifth Supplemental Deed, dated April 2, 2009, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.35 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.35	Ninth Supplemental Deed to €258.0 million Pride of America Loan and Eighth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated April 2, 2009, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.36 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.36	Sixth Supplemental Deed, dated April 2, 2009, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.37 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.37	First Lien Intercreditor Agreement, dated November 12, 2009, by and among Nordea Bank Norge ASA and U.S. Bank National Association (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-128780)).*

4.38	$750 million Credit Agreement, dated October 28, 2009, by and among NCL Corporation Ltd., various lenders and Nordea Bank Norge ASA (incorporated by reference to Exhibit 4.39 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.39	Amendment No. 5, dated February 2, 2010, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 10.45 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.40	Seventh Supplemental Deed, dated October 19, 2009, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.41	Eighth Supplemental Deed, dated July 22, 2010, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.42	Ninth Supplemental Deed, dated November 18, 2010, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.27 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.43	Sixth Supplemental Deed, dated July 22, 2010, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.44	Seventh Supplemental Deed, dated November 18, 2010, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.45	Tenth Supplemental Deed to €258.0 million Pride of America Loan and Ninth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated July 22, 2010, by and among Pride of America Ship Holding, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.46	Eleventh Supplemental Deed to €258.0 million Pride of America Loan and Tenth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated November 18, 2010, by and among Pride of America Ship Holding, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.47	Fourth Supplemental Deed, dated July 22, 2010, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.48	Fourth Supplemental Deed, dated June 9, 2010, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among Norwegian Epic, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.41 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.49	Fifth Supplemental Deed, dated July 22, 2010, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among Norwegian Epic, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.42 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.50	Shipbuilding Contract for Hull No. S.678, dated September 24, 2010, by and among Meyer Werft GMBH, Breakaway One, Ltd. and NCL Corporation Ltd. (incorporated by reference to Exhibit 10.55 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.51	Shipbuilding Contract for Hull No. S.692, dated September 24, 2010, by and among Meyer Werft GMBH, Breakaway Two, Ltd. and NCL Corporation Ltd. (incorporated by reference to Exhibit 10.56 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.52	€529.8 million Breakaway One Credit Agreement, dated November 18, 2010, by and among Breakaway One, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.57 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.53	€529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, by and among Breakaway Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.58 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.54	First Amendment, dated December 21, 2010, to €529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, by and among Breakaway Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.59 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.55	€126.1 million Pride of Hawai’i Credit Agreement, dated November 18, 2010, by and among Pride of Hawaii LLC and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.60 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.56	€126.1 million Norwegian Jewel Credit Agreement, dated November 18, 2010, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.61 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

4.57	Bareboat Charter Agreement, dated August 27, 2010, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 10.52 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*++

8.1	List of subsidiaries of NCL Corporation Ltd. (incorporated by reference to Exhibit 21.1 to form S-1 filed on October 26, 2010).*

12.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference.
+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

NCL Corporation Ltd.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of NCL Corporation Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2010 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Miami, Florida

February 9, 2011

NCL Corporation Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2010	2009	2008
Revenue
Passenger ticket	$1,392,506	$1,275,844	$1,501,646
Onboard and other	619,622	579,360	604,755

Total revenue	2,012,128	1,855,204	2,106,401

Cruise operating expense
Commissions, transportation and other	379,655	377,036	410,061
Onboard and other	153,137	158,330	182,817
Payroll and related	265,390	252,426	309,083
Fuel	207,210	162,683	258,262
Food	114,064	118,899	126,736
Other	227,842	220,080	291,522

Total cruise operating expense	1,347,298	1,289,454	1,578,481

Other operating expense
Marketing, general and administrative	264,398	241,676	299,827
Depreciation and amortization	170,191	152,700	162,565
Impairment loss	—	—	128,775

Total other operating expense	434,589	394,376	591,167

Operating income (loss)	230,241	171,374	(63,247)

Non-operating income (expense)
Interest income	100	836	2,796
Interest expense, net of capitalized interest	(173,772)	(115,350)	(152,364)
Other income (expense)	(33,952)	10,373	1,012

Total non-operating income (expense)	(207,624)	(104,141)	(148,556)

Net income (loss)	$22,617	$67,233	$(211,803)

Earnings (loss) per share
Basic	$1.07	$3.24	$(10.59)

Diluted	$1.06	$3.23	$(10.59)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$55,047	$50,152
Accounts receivable, net	7,879	7,868
Inventories	32,763	28,865
Prepaid expenses and other assets	33,694	64,677

Total current assets	129,383	151,562

Property and equipment, net	4,639,281	3,836,127
Goodwill and tradenames	602,792	602,792
Other long-term assets	192,057	220,867

Total assets	$5,563,513	$4,811,348

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$78,237	$3,586
Accounts payable	64,399	28,376
Accrued expenses and other liabilities	216,501	206,644
Advance ticket sales	294,180	255,432

Total current liabilities	653,317	494,038

Long-term debt	3,125,848	2,554,105
Other long-term liabilities	52,680	58,654

Total liabilities	3,831,845	3,106,797

Commitments and contingencies (Note 9)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,330,792	2,328,302
Accumulated other comprehensive income	4,309	2,299
Retained earnings (deficit)	(603,458)	(626,075)

Total shareholders’ equity	1,731,668	1,704,551

Total liabilities and shareholders’ equity	$5,563,513	$4,811,348

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$22,617	$67,233	$(211,803)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	191,913	169,701	162,565
Impairment loss	—	—	128,775
Loss (gain) on translation of debt	—	22,677	(111,464)
Loss (gain) on derivatives	603	(35,488)	101,511
Write-off of deferred financing fees	6,410	6,744	6,788
Share-based compensation expense	2,520	4,075	865
Changes in operating assets and liabilities:
Accounts receivable, net	(11)	(532)	2,126
Inventories	(3,898)	629	12,503
Prepaid expenses and other assets	120,836	(90,605)	(15,323)
Accounts payable	36,023	(42,036)	(18,303)
Accrued expenses and other liabilities	3,185	(56,466)	627
Advance ticket sales	38,748	4,794	(82,164)

Net cash provided by (used in) operating activities	418,946	50,726	(23,297)

Cash flows from investing activities
Additions to property and equipment	(977,466)	(161,838)	(163,607)
Changes in restricted cash	8,526	(4,735)	(2,629)

Net cash used in investing activities	(968,940)	(166,573)	(166,236)

Cash flows from financing activities
Repayments of long-term debt	(955,780)	(1,249,064)	(1,524,095)
Proceeds from long-term debt	1,601,659	1,121,021	1,123,000
Transactions with Affiliate, net	2,951	71,541	(211,267)
Contribution from Affiliates, net	—	100,000	948,111
Other, primarily deferred financing fees	(93,941)	(63,216)	(790)

Net cash provided by (used in) financing activities	554,889	(19,718)	334,959

Net increase (decrease) in cash and cash equivalents	4,895	(135,565)	145,426
Cash and cash equivalents at beginning of year	50,152	185,717	40,291

Cash and cash equivalents at end of year	$55,047	$50,152	$185,717

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands)

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders’ Equity
Balance, December 31, 2007	$12	$1,715,718	$1,301	$(481,505)	$1,235,526
Ordinary share split	12	—	—	—	12
Share-based compensation	—	853	—	—	853
Contribution from Affiliate, net (Note 5)	—	948,099	—	—	948,099
Transactions with Affiliate, net (Note 5)	—	(421,724)	—	—	(421,724)
Changes related to cash flow hedges	—	—	(1,164)	—	(1,164)
Net loss	—	—	—	(211,803)	(211,803)

Balance, December 31, 2008	24	2,242,946	137	(693,308)	1,549,799
Share-based compensation	—	4,075	—	—	4,075
Contribution from Affiliates, (Note 5)	1	99,999	—	—	100,000
Transactions with Affiliate, net (Note 5)	—	(18,718)	—	—	(18,718)
Changes related to cash flow hedges	—	—	8,313	—	8,313
Changes related to Shipboard Retirement Plan	—	—	(6,151)	—	(6,151)
Net income	—	—	—	67,233	67,233

Balance, December 31, 2009	25	2,328,302	2,299	(626,075)	1,704,551
Share-based compensation	—	2,520	—	—	2,520
Transactions with Affiliates, net (Note 5)	—	(30)	—	—	(30)
Changes related to cash flow hedges	—	—	1,661	—	1,661
Changes related to Shipboard Retirement Plan	—	—	349	—	349
Net income	—	—	—	22,617	22,617

Balance, December 31, 2010	$25	$2,330,792	$4,309	$(603,458)	$1,731,668

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands) (continued)

Comprehensive income (loss) was as follows:

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$22,617	$67,233	$(211,803)
Changes related to Shipboard Retirement Plan:
Initial recognition of projected benefit obligation	—	(7,939)	—
Amortization of prior service cost	378	378	—
Actuarial gain (loss)	(29)	1,410	—
Changes related to cash flow hedges	1,661	8,313	(1,164)

Total comprehensive income (loss)	$24,627	$69,395	$(212,967)

Accumulated net gain on cash flow hedges was as follows:
	Year Ended December 31,
	2010	2009	2008
Accumulated net gain on cash flow hedges at beginning of year	$8,450	$137	$1,301
Net loss reclassified into earnings	(161)	(1,795)	—
Net gain (loss) related to cash flow hedges	1,822	10,108	(1,164)

Accumulated net gain on cash flow hedges at end of year	$10,111	$8,450	$137

Accumulated other comprehensive income related to cash flow hedges and changes related to our Shipboard Retirement Plan for the year ended December 31, 2010 was as follows:
	Accumulated Other Comprehensive Income	Changes Related to Cash Flow Hedges	Changes Related to Shipboard Retirement Plan
Accumulated other comprehensive income at beginning of year	$2,299	$8,450	$(6,151)
Current-period change	2,010	1,661	349

Accumulated other comprehensive income at end of year	$4,309	$10,111	$(5,802)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

The Norwegian Cruise Line brand commenced operations out of Miami in 1966. On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Genting Hong Kong Limited and its affiliates (“Genting HK”).

In January 2008, the Apollo Funds and the TPG Viking Funds acquired 37.5% and 12.5%, respectively, of our outstanding ordinary share capital through an equity investment of $1.0 billion and Apollo was afforded majority control of the Board of Directors. Our current shareholders and their relative ownership percentages of our outstanding ordinary shares are as follows: Genting HK (50.0%), the Apollo Funds (37.5%), and the TPG Viking Funds (12.5%).

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), Central and South America, Bermuda, the Caribbean, the Mediterranean and the Baltic. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” on all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. As of December 31, 2010, we operated 11 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

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

Reclassification

We reclassified $65.7 million and $68.1 million for the years ended December 31, 2009 and 2008, respectively, from the line item “Payroll and related” to “Commissions, transportation and other” in our consolidated statements of operations to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, and include cash and investments with original maturities of three months or less at acquisition.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements and is included in prepaid expenses and other assets and other long-term assets in our consolidated balance sheets.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $0.8 million and $2.2 million as of December 31, 2010 and 2009, respectively.

Inventories

Inventories mainly consist of provisions, supplies and fuel and are carried at the lower of cost or market using the first-in, first-out method of accounting.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising costs of $1.0 million and $1.3 million as of December 31, 2010 and 2009, respectively, are included in prepaid expenses and other assets. Advertising costs totaled $87.4 million, $65.6 million and $76.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements that we believe add value to our ships are capitalized as a cost of the ship while costs of repairs and maintenance, including Dry-docking costs, are charged to expense as incurred. During ship construction, interest is capitalized as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income (expense) in our consolidated statements of operations.

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

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $110.0 million, $96.2 million and $88.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. We translate assets and liabilities of our foreign subsidiaries at exchange rates in effect at the balance sheet date. Gains or losses resulting from transactions denominated in other currencies are recognized in our consolidated statements of operations within other income (expense) and such amounts were immaterial as of December 31, 2010 and 2009.

Derivative Instruments and Hedging Activity

From time to time we enter into derivative instruments, primarily forward, swap, option and three-way collar contracts, to reduce our exposure to fluctuations in foreign currency exchange, interest rates and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting treatment includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge.

A derivative instrument that hedges the variability of cash flows related to a recognized asset or liability may be designated as a cash flow hedge. Changes in fair value of derivative instruments that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income until the underlying hedged transactions are recognized in earnings. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in other income (expense) in our consolidated statements of operations.

Concentrations of Credit Risk

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non- performance by any of our significant counterparties.

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

Ordinary Shares

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2010.

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

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2010, 2009 and 2008, revenues attributable to North American passengers were 83%. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share incorporates the incremental shares issuable upon conversion of potentially dilutive time-based profits interests.

A reconciliation between basic and diluted earnings per share was as follows (in thousands, except per share data):

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$22,617	$67,233	$(211,803)

Weighted-average shares outstanding	21,100	20,756	20,000
Dilutive effect of time-based profits interests	236	85	—

Dilutive weighted-average shares outstanding	21,336	20,841	20,000

Basic earnings (loss) per share	$1.07	$3.24	$(10.59)
Dilutive earnings (loss) per share	$1.06	$3.23	$(10.59)

For the year ended December 31, 2008 there were no potentially dilutive shares.

3.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2010	2009
Ships	$5,269,084	$4,120,588
Ships under construction	77,045	278,705
Land	1,009	1,009
Other	186,770	162,007

	5,533,908	4,562,309
Less: accumulated depreciation and amortization	(894,627)	(726,182)

Total	$4,639,281	$3,836,127

Depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 was $170.2 million, $152.7 million and $162.6 million, respectively. Repairs and maintenance expenses including Dry-docking expenses were $60.9 million, $50.5 million and $72.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Ships under construction include progress payments to the shipyard, planning and design fees, loan interest and commitment fees and other associated costs. Interest costs associated with the construction of ships are capitalized during the construction period and amounted to $8.6 million, $12.1 million and $4.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In 2009, we transferred Norwegian Sky to Genting HK which settled our $280.7 million liability. In 2008, one of our subsidiaries, F3 One, Ltd., cancelled the contract to build an F3 ship and we recorded an impairment loss of $128.8 million in connection with the cancellation of this contract in our 2008 consolidated statement of operations. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest of $9.9 million.

4.	Long-Term Debt

Long-term debt consisted of the following:

	Interest Rate (1) December 31,			December 31,
	2010	2009	Maturities	2010	2009
				(in thousands)
€662.9 million Norwegian Epic Term Loan (2)	2.63%	—	2022	$783,624	$—
€624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility (2)	3.40%	2.34%	2018 - 2019	623,678	722,905
$450.0 million 11.75% Senior Secured Notes (3)	11.75%	11.75%	2016	445,334	444,819
$750.0 million Senior Secured Revolving Credit Facility	4.31%	4.34%	2015	307,000	543,300
€308.1 million Pride of Hawai’i Loan (2)	2.08%	1.72%	2018	284,449	353,384
$250.0 million 9.50% Senior Unsecured Notes	9.50%	—	2018	250,000	—
$334.1 million Norwegian Jewel Term Loan	3.04% - 6.86%	3.18% - 6.36%	2017	192,128	229,685
€258.0 million Pride of America Hermes Loan (2)	3.05% - 6.47%	2.51% - 5.97%	2017	180,153	215,988
€529.8 million Breakaway One Loan (2)	1.90%	—	2025	49,768	—
€529.8 million Breakaway Two Loan (2)	4.50%	—	2026	49,768	—
€40.0 million Pride of America Commercial Loan (2)	3.05% - 7.35%	2.51% - 6.85%	2017	27,384	32,831
Capital lease obligations	3.75% - 4.74%	3.81% - 4.74%	2012	10,799	14,779

Total debt				3,204,085	2,557,691
Less: current portion of long-term debt, including capital lease obligations				(78,237)	(3,586)

Total long-term debt				$3,125,848	$2,554,105

(1)	In connection with a 2009 amendment to certain of our term loans and revolving credit facilities, variable margins and fixed rates increased in 2010 by 50 basis points through maturity of such loans.
(2)	Currently U.S. dollar-denominated.
(3)	Net of unamortized original issue discount of $4.7 million and $5.2 million at December 31, 2010 and 2009, respectively.

In November 2010, we entered into agreements with a syndicate of banks to provide for financing (the “Newbuild Financing Arrangements”) for approximately 90% of the contract price of two new ships. The Newbuild Financing Arrangements are composed of two export credit facilities and two related term loan facilities. The export credit facilities represent aggregate commitments of up to approximately €1,060 million, or $1,419 million based on the euro/U.S. dollar exchange rate as of December 31, 2010, and each export credit facility is secured by, among other things, a first priority security interest in the relevant new ship and a guarantee by NCL Corporation Ltd. The export credit facilities will mature 12 years after delivery of the respective ship and the first facility bears interest at Libor plus 1.6% and the second facility is at a fixed rate of 4.5%. The two term loan facilities provide for borrowings by each of Norwegian Jewel Limited and Pride of Hawaii, LLC, with aggregate capacity of up to approximately €126 million, or $169 million based on the euro/U.S. dollar exchange rate as of December 31, 2010. Each term loan facility is secured by, among other things, subordinated security interests in Norwegian Jewel, with a carrying value of $358.8 million, and Norwegian Jade, with a carrying value of $425.8 million, respectively, and a guarantee by NCL Corporation Ltd. The term loans mature three years after ship delivery and both have a Libor plus 1.6% interest rate. In connection with entering into the agreement for the new ships, we prepaid $100.0 million on certain of our other existing senior secured credit facilities.

In November 2010, we issued $250.0 million aggregate principal amount of 9.50% Senior Notes due 2018 in a private offering which has registration rights. The net proceeds from the offering were used to repay $147.0 million of certain of our secured term loans, $94.7 million of our senior secured revolving credit facility and $0.2 million of our capital lease obligations.

In June 2010, we took delivery of Norwegian Epic. To finance the purchase, we drew in full $812.9 million of our related term loan. The loan has a 12-year term with semi-annual amortization and bears interest at LIBOR plus 2.175% for the first twelve months and LIBOR plus 1.675% thereafter.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense was $26.8 million (including $6.4 million write-off of deferred financing fees), $23.2 million (including $6.7 million write-off of deferred financing fees) and $13.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of December 31, 2010. There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

The following are scheduled principal repayments on long-term debt including capital lease obligations as of December 31, 2010 for each of the next five years (in thousands):

Year	Amount
2011	$78,237
2012	199,595
2013	211,509
2014	219,929
2015	557,513
Thereafter	1,937,302

Total	$3,204,085

We had an accrued interest liability of $22.0 million and $19.5 million as of December 31, 2010 and 2009, respectively.

5.	Related Party Disclosures

Transactions with Genting HK, the Apollo Funds and the TPG Viking Funds

As of December 31, 2010, our shareholders and their share ownership were as follows:

Shareholder	Number of Shares	Percentage Ownership
Genting HK (1)	10,500,000	50.0%
Apollo Funds (2)	7,875,000	37.5%
TPG Viking Funds (3)	2,625,000	12.5%

(1)	Genting HK owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	The Apollo Funds own their ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).
(3)	The TPG Viking Funds own their ordinary shares through TPG Viking I, L.P., a Cayman Islands exempted limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands exempted limited partnership (576,118 ordinary shares) and TPG Viking AIV-III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. The agreement includes two one-year extension options which require the mutual consent of each party. The new agreement also provides us with an option to purchase the ship during the Charter period.

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a Charter arrangement, to Genting HK.

In July 2009, we entered into an agreement with Harrah’s Operating Company, Inc. (now known as Caesars Entertainment Operating Corporation) establishing a marketing alliance which incorporates marketing resources and cross company marketing, purchasing and loyalty programs as well as customer and business intelligence capabilities for a term of three years. Caesars Entertainment Operating Corporation is owned by Affiliates of both Apollo and TPG Capital.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant Charter agreement.

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued an additional 1,000,000 ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2010.

On January 7, 2008, the Apollo Funds became the owner of 50% of our outstanding ordinary shares pursuant to the Subscription Agreement, as defined below, and an assignment agreement dated January 7, 2008 by and among us, NCL Investment Ltd. and NCL Investment II Ltd. (with respect to the assignment agreement only), each an affiliate of the Apollo Funds, and Genting HK. On January 8, 2008, the TPG Viking Funds acquired, in the aggregate, 12.5% of our outstanding ordinary shares from the Apollo Funds for $250.0 million. Prior to these transactions, Genting HK owned 100% of our ordinary shares. Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Genting HK and NCL Investment Ltd. (the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, has granted to the Apollo Funds the right to vote its ordinary shares. The Shareholders’

Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008) along with the TPG Viking Funds (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements. Each of the TPG Viking Funds which purchased ordinary shares is considered a permitted transferee of the Apollo Funds and all ordinary shares purchased by the TPG Viking Funds are deemed owned by the Apollo Funds under the Shareholders’ Agreement.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement (“RDA”) with NCL Investment Ltd. and Genting HK which sets out arrangements in relation to the NCLA Business, including the subsidizing by Genting HK of certain losses and expenses of NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although we were required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, 2008, which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008. We entered into an additional agreement with Genting HK to Charter Norwegian Sky.

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

The Shareholders’ Agreement

On August 17, 2007, NCL Investment Ltd., Genting HK and the Company entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of the Apollo Funds and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd., a wholly-owned subsidiary of Genting HK, along with the TPG Viking Funds have become parties to the Shareholders’ Agreement through separate joinder agreements.

The Apollo Funds and Genting HK were, up until July 2008, entitled to appoint three and two members to the Board of Directors, respectively. Pursuant to a separate agreement between the Apollo Funds and the TPG Viking Funds, the TPG Viking Funds are entitled to designate a non-voting observer who is permitted to attend meetings of the Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on the Board of Directors by two additional members. As a result, the Apollo Funds and Genting HK have increased their representation to appoint four and three members, respectively.

Subject to Genting HK consent rights as described below, the Apollo Funds has the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate holding of equity securities of the Apollo Funds (and certain of their permitted transferees) to the holding of equity securities of Genting HK (and certain of their permitted transferees, including the TPG Viking Funds) falls below 0.6, these rights will cease.

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

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, the Apollo Funds and Genting HK have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on a national securities exchange (a “Qualified Public Offering”). Following an initial public offering, the TPG Viking Funds will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby the Apollo Funds sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, the Apollo Funds shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that the Apollo Funds shall first offer Genting HK the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by the Apollo Funds. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

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

In addition, subject to the terms below, NCL Investment Ltd. and Genting HK have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Ltd. Both NCL Investment Ltd.’s and Genting HK’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Genting HK is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Genting HK had actual knowledge on such date. Genting HK’s indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

6.	Financial Instruments

Reported fair values are based on a variety of factors and assumptions; therefore, they may not represent actual values of the financial instruments that could have been realized as of the balance sheet date or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

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

Long-Term Debt

As of December 31, 2010 and 2009, the fair value of our long-term debt, including the current portion, was $3,263.7 million and $2,483.1 million, respectively, which was $59.6 million more and $74.6 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates.

Derivatives

As of December 31, 2010 our derivative instruments consisted of fuel swaps which were used to mitigate the financial impact of increases in fuel prices and were designated as hedging instruments (“cash flow hedges”) through June 30, 2012. As of December 31, 2010, 2009 and 2008, the fuel swaps pertained to 248.6 thousand metric tons, 302.5 thousand metric tons and 78.2 thousand metric tons, respectively, of our projected fuel purchases. We also had option contracts designated as cash flow hedges to hedge the exposure to foreign currency exchange rate risk related to our ship construction firm commitments denominated in euros. The notional amount of our option contracts was €150.0 million, $200.8 million based on the euro/U.S dollar exchange rate as of December 31, 2010.

As of December 31, 2009 and 2008, our derivative instruments consisted of an interest rate swap and fuel swaps. We entered into an interest rate swap agreement to mitigate our exposure to interest rate movements and to manage our interest expense. As of December 31, 2009 and 2008, the notional amount of outstanding debt related to the interest rate swap was $400.0 million.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands).

	December 31,
	2010	2009
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$10,694	$8,977
Other long-term assets	651	—

Option contracts designated as hedging instruments:
Other long-term liabilities	1,105	—

Interest rate swap not designated as a hedging instrument:
Accrued expenses and other liabilities	—	10,086

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative instrument are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivative instruments and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The changes in fair value of fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Income recognized to other comprehensive income—effective portion	$—	$1,625	$—
Income recognized to other income (expense)—ineffective portion	140	170	—

Total income related to derivatives designated as cash flow hedges	$140	$1,795	$—

The changes in fair value of the option contracts which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Income recognized to other income (expense)—ineffective portion	$21	$—	$—

The changes in fair value of derivatives not designated as hedging instruments were recognized in other income (expense) as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Interest rate swap	$(623)	$(5,527)	$(9,365)
Foreign currency forward contracts	(33,061)	20,583	1,105
Fuel derivative contracts	—	20,399	(86,161)

Total income (loss) related to derivatives not designated as hedging instruments	$(33,684)	$35,455	$(94,421)

Foreign Currency Contracts

As of December 31, 2010 and 2009, we did not have any foreign currency forward contracts. As of December 31, 2008, we had foreign currency forward contracts related to euro-denominated contractual obligations with an aggregate notional amount of $66.4 million maturing through October 2009. Our exposure to market risk for fluctuations in foreign currency exchange rates related to our ship construction contract. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates.

Interest Rate Swap

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2009 and 2008, our interest rate swap agreement effectively changed $400.0 million of LIBOR-based variable rate debt to 2.98% fixed rate debt through October 2010.

Non-recurring Measurements of Non-financial Assets

Goodwill and other long-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered Level 3 inputs. We do not believe that we have any impairment to our goodwill or tradenames as of December 31, 2010. We believe our estimates and judgments with respect to our goodwill and tradenames are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

7.	Employee Benefits and Share Option Plans

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. The Apollo Funds, Genting HK and the TPG Viking Funds are entitled to initially receive any distributions made by the Company, pro rata based on their shareholdings in the Company. Once the Apollo Funds, Genting HK and the TPG Viking Funds receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

In 2009, profits interests, generally consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to senior management. The TBUs vest over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the profits interests was computed using a binomial (lattice) model using the following assumptions:

	Year Ended December 31,
	2010	2009
Dividend yield	0%	0%
Expected stock price volatility	50.00%	59.20%
Risk-free interest rate	1.41%	3.39%
Expected unit life	3 years	3 years

Expected stock price volatility was based on annual volatilities of comparable companies in our industry based on three years of historical data. Risk-free interest rates were adjusted to the average risk-free rates applicable at the grant date. The expected unit life was calculated with the expectation of a distribution event occurring within a three-year period. We estimated forfeitures based on our historical termination rates for the last three years.

The aggregate fair value for the profits interests as of December 31, 2010 was comprised of $9.6 million for PBUs and $7.8 million for TBUs. Total compensation expense recognized for the years ended December 31, 2010 and 2009 was $2.5 million and $3.7 million, respectively, and was recorded in marketing, general and administrative expense. As of December 31, 2010, there was $1.6 million of total unrecognized compensation expense related to TBU non-vested shares. As of December 31, 2010, there was no aggregate intrinsic value of options outstanding and exercisable.

Pertinent information covering the profits interests pursuant to the profits sharing agreement were as follows:

	Number of Shares		TBUs Weighted- Average Price	PBUs Weighted- Average Price
	TBUs	PBUs
Outstanding as of December 31, 2009	303,700	295,500	$21.94	$22.81
Granted	97,500	197,500	$8.88	$12.85
Forfeited	(38,100)	(47,500)	$11.85	$22.90

Outstanding as of December 31, 2010	363,100	445,500	$19.67	$18.40

Vested as of December 31, 2010	110,800	—	$24.18	$—

Non-vested as of December 31, 2010	252,300	445,500	$17.68	$18.40

Share option scheme for shares of Genting HK

Share options that are exercisable for shares of Genting HK have been granted to certain directors and employees of Genting HK and NCL under the “Star Cruises Employees Share Option Scheme for Executives” which was originally adopted by Genting HK on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the Share Option Scheme adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002, the “Post-Listing Employee Share Option Scheme”).

As of December 31, 2010, outstanding and exercisable share options granted to NCL’s employees under the Post-Listing Employee Share Option Scheme totaled 39,525,827 with a weighted-average exercise price of $0.34 per share, including 2,595,853 and 542,757 granted to a former executive officer and director, respectively. Total compensation expense for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $0.8 million for the year ended December 31, 2008. As of December 31, 2008, all compensation expense had been recognized.

There were no options granted or modified during 2010, 2009 and 2008.

Pertinent information covering the options granted pursuant to the Post-Listing Employee Share Option Scheme were as follows:

	Number of Shares	Option Price	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Expiration Date
Outstanding as of December 31, 2010	39,525,827	$0.21-$0.36	$0.34	1.99	2012-14

Options exercisable at December 31, 2010	39,525,827	$0.21-$0.36	$0.34	1.99

Significant option groups outstanding as of December 31, 2010 and related price and life information was as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding at December 31, 2010	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Exercisable at December 31, 2010	Weighted- Average Exercise Price
$0.36	32,849,321	$0.36	1.65	32,849,321	$0.36
$0.21	6,676,506	$0.21	3.65	6,676,506	$0.21

	39,525,827	$0.34	1.99	39,525,827	$0.34

As of December 31, 2010, the intrinsic value of options outstanding and exercisable was $3.0 million for the options priced at $0.36 and $1.6 million for the options priced at $0.21.

Employee Benefit Plans

Certain of our employees are employed pursuant to agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the employee’s employment by us without cause or a termination by the employee for good reason. Severance generally includes a cash payment based on the employee’s base salary, and our payment of the employee’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with our former chief executive officer and recognized costs associated with this of $25.3 million. As of December 31, 2010, the remaining liability was $13.8 million, which includes a fully vested co-investment profits interest award granted under the profits sharing agreement described above.

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

We maintain a 401(k) Plan for our shoreside employees, including our executive officers. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 4% - 10% of each participant’s contributions, and our matching contributions may not exceed 6% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code (the “Code”).

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.2 million, $0.3 million and $0.2 million were utilized in each of the years ended December 31, 2010, 2009 and 2008, respectively.

We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan. As of December 31, 2010 and 2009, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million for each year. The SERP Plan is unfunded.

We recorded expenses related to the above 401(k) Plan and SERP of $2.7 million, $3.1million and $3.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Shipboard Retirement Plan. The Shipboard Retirement Plan is unfunded with no plan assets. The projected benefit obligation of $0.8 million was included in accrued expenses and other liabilities as of December 31, 2010 and $8.7 million and $8.0 million was included in other long-term liabilities in our consolidated balance sheet as of December 31, 2010 and 2009, respectively. The amounts related to the Shipboard Retirement Plan were as follows (in thousands).

	Year Ended December 31,
	2010	2009
Pension expense:
Service cost	$980	$991
Interest cost	481	496
Amortization of prior service cost	378	378
Gain	(29)	—

Total pension expense	$1,810	$1,865

Change in projected benefit obligation:
Projected benefit obligation	$8,016	$7,939
Service cost	980	991
Interest cost	481	496
Actuarial Gain	—	(1,410)

Projected benefit obligation	$9,477	$8,016

Amounts recognized in the consolidated balance sheet:
Projected benefit obligation	$9,477	$8,016

Amounts recognized in accumulated other comprehensive loss:
Prior service cost	$(7,183)	$(7,561)
Accumulated gain	1,381	1,410

Accumulated other comprehensive loss	$(5,802)	$(6,151)

The discount rates used in the net periodic benefit cost calculation for the years ended December 31, 2010 and 2009 are 5.5% and 6.0%, respectively, and the actuarial gain is amortized over 20.63 years. The discount rate is used to measure and recognize obligations, including adjustments to other comprehensive income, and to determine expense during the periods. It is determined by using bond indices which reflect yields on a broad maturity and industry universe of high-quality corporate bonds.

The pension benefits expected to be paid in each of the next five years and in aggregate for the five years thereafter are as follows (in thousands):

Year	Amount
2011	$838
2012	557
2013	556
2014	563
2015	584
Next five years	3,810

8.	Income Taxes

We are incorporated in Bermuda, and our subsidiary, Arrasas Limited, is incorporated in the Isle of Man. Generally, we are not subject to income tax in respect of activities undertaken outside these countries.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 28, 2016. The Bermuda government announced that it intends to extend the period of time for which an assurance may be granted to 2035. Further details are expected to be forthcoming in early 2011.

We previously had operations in Norway through NCL Holdings ASA (“NCLH”) and its subsidiaries. Deferred tax assets and liabilities that relate to our Norwegian taxes were comprised of the following (in thousands):

	December 31,
	2010	2009
Deferred tax assets:
Loss carryforwards	$38,499	$42,249
Shares in NCL Cruises Ltd.	70,183	73,324
Pension obligation	479	541
Other	188	236

	109,349	116,350
Valuation allowance	(109,349)	(116,350)

Total net deferred taxes	$—	$—

Taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2010 and 2009 are $137.4 million and $150.9 million, respectively.

In January 2008, NCL Corporation Ltd. became a partnership for U.S. Federal income tax purposes and therefore incurs no U.S. Federal or State income tax liability. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made.

In connection with the RDA (we refer you to Note 5 “Related Party Disclosures”), in December 2009, NCL America Holdings, Inc. (NCLAH), the tax owner of the assets of our U.S.-flagged operation, was converted to a limited liability company (LLC) under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. As a result, as of December 31, 2010 and 2009, we have no deferred tax assets, deferred tax liabilities or related valuation allowance on our balance sheet related to our U.S. subsidiaries, and our shareholders are subject to U.S. Federal income taxation with respect to income derived in respect of our U.S.-flagged operations.

9.	Commitments and Contingencies

Operating Leases

We operate principally in leased premises. Total expense under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $12.4 million, $11.0 million and $11.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

Year	Amount
2011	$7,329
2012	6,302
2013	6,246
2014	5,869
2015	5,199
Thereafter	19,945

Total	$50,890

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

Ship Commitments

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships with financing commitments in place from a syndicate of banks for export credit financing. These ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2010. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. Discovery is ongoing. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

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

Port Facility Commitments

As of December 31, 2010, future commitments to pay for usage of certain port facilities were as follows (in thousands):

Year	Amount
2011	$22,330
2012	19,263
2013	18,654
2014	20,183
2015	21,091
Thereafter	53,237

Total	$154,758

The U.S. Federal Maritime Commission requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 2.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the year ended December 31, 2010, our service providers released in aggregate $89.3 million of collateral which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

10.	Supplemental Cash Flow Information

For the years ended December 31, 2010, 2009 and 2008 we paid interest expense and related fees of $247.1 million, $150.4 million and $167.9 million, respectively.

For the year ended December 31, 2010, we had non-cash operating activities of $1.7 million in connection with cash flow hedges. For the year ended December 31, 2009, we had non-cash financing activities of $297.8 million in connection with the transfers of Norwegian Sky, Norwegian Majesty and Norwegian Dream, as well as the distribution of the S.S. United States to Genting HK. We also had $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control. In addition, we had $37.1 million of deferred financing fees capitalized and accrued associated with amendments to our debt agreements (we refer you to Note 4 “Long-Term Debt”), $6.9 million of non-cash activities in connection with our Shipboard Retirement Plan (we refer you to Note 7 “Employee Benefit Plans”), $8.5 million in connection with fuel derivative cash flow hedges, and $1.0 million for a note receivable.

For the years ended December 31, 2010 and 2008, we had no non-cash activities related to capital leases. For the year ended December 31, 2009 we had non-cash investing activities related to capital leases of $6.6 million.

11.	Guarantor Subsidiaries

Our $450.0 million 11.75% Senior Secured Notes due 2016 are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and have fully and unconditionally guaranteed our $450.0 million 11.75% Senior Secured Notes due 2016 on a joint and several basis.

The following condensed consolidating financial information for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three years ended December 31, 2010, 2009 and 2008, condensed consolidating balance sheets as of December 31, 2010 and December 31, 2009 and condensed consolidating statements of cash flows for the years ended December 31, 2010, 2009 and 2008 using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$452,920	$939,586	$—	$1,392,506
Onboard and other	—	198,919	420,703	—	619,622

Total revenue	—	651,839	1,360,289	—	2,012,128

Cruise operating expense
Commissions, transportation and other	—	129,827	249,828	—	379,655
Onboard and other	—	51,942	101,195	—	153,137
Payroll and related	—	83,272	182,118	—	265,390
Fuel	—	82,071	125,139	—	207,210
Food	—	39,163	74,901	—	114,064
Other	—	73,046	154,796	—	227,842

Total cruise operating expense	—	459,321	887,977	—	1,347,298

Other operating expense
Marketing, general and administrative	—	106,684	157,714	—	264,398
Depreciation and amortization	—	56,027	114,164	—	170,191

Total other operating expense	—	162,711	271,878	—	434,589

Operating income	—	29,807	200,434	—	230,241

Non-operating income (expense)
Interest income	3	—	97	—	100
Interest expense, net of capitalized interest	(107,631)	(29,854)	(143,918)	107,631	(173,772)
Management fee	107,631	—	—	(107,631)	—
Other expense	(33,498)	(192)	(262)	—	(33,952)
Equity in earnings of subsidiaries	56,112	—	—	(56,112)	—

Total non-operating income (expense)	22,617	(30,046)	(144,083)	(56,112)	(207,624)

Net income (loss)	$22,617	$(239)	$56,351	$(56,112)	$22,617

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$424,863	$850,981	$—	$1,275,844
Onboard and other	—	193,810	385,550	—	579,360

Total revenue	—	618,673	1,236,531	—	1,855,204

Cruise operating expense
Commissions, transportation and other	—	130,050	246,986	—	377,036
Onboard and other	—	53,391	104,939	—	158,330
Payroll and related	—	79,678	172,748	—	252,426
Fuel	—	66,766	95,917	—	162,683
Food	—	42,619	76,280	—	118,899
Other	—	63,906	156,174	—	220,080

Total cruise operating expense	—	436,410	853,044	—	1,289,454

Other operating expense
Marketing, general and administrative	—	102,239	139,437	—	241,676
Depreciation and amortization	—	56,831	95,869	—	152,700

Total other operating expense	—	159,070	235,306	—	394,376

Operating income	—	23,193	148,181	—	171,374

Non-operating income (expense)
Interest income	1	—	835	—	836
Interest expense, net of capitalized interest	(67,063)	(23,153)	(92,197)	67,063	(115,350)
Management fee	67,063	—	—	(67,063)	—
Other income (expense)	(5,680)	624	15,429	—	10,373
Equity in earnings of subsidiaries	72,912	—	—	(72,912)	—

Total non-operating income (expense)	67,233	(22,529)	(75,933)	(72,912)	(104,141)

Net income	$67,233	$664	$72,248	$(72,912)	$67,233

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$474,178	$1,027,468	$—	$1,501,646
Onboard and other	—	199,126	405,629	—	604,755

Total revenue	—	673,304	1,433,097	—	2,106,401

Cruise operating expense
Commissions, transportation and other	—	122,494	287,567	—	410,061
Onboard and other	—	55,405	127,412	—	182,817
Payroll and related	—	82,498	226,585	—	309,083
Fuel	—	99,602	158,660	—	258,262
Food	—	41,964	84,772	—	126,736
Other	—	87,987	203,535	—	291,522

Total cruise operating expense	—	489,950	1,088,531	—	1,578,481

Other operating expense
Marketing, general and administrative	—	111,132	188,695	—	299,827
Depreciation and amortization	—	56,533	106,032	—	162,565
Impairment loss	—	—	128,775	—	128,775

Total other operating expense	—	167,665	423,502	—	591,167

Operating income (loss)	—	15,689	(78,936)	—	(63,247)

Non-operating income (expense)
Interest income	—	—	2,796	—	2,796
Interest expense, net of capitalized interest	(95,438)	(32,950)	(119,414)	95,438	(152,364)
Management fee	95,438	—	—	(95,438)	—
Other income (expense)	94,041	(904)	(92,125)	—	1,012
Equity in loss of subsidiaries	(305,844)	—	—	305,844	—

Total non-operating income (expense)	(211,803)	(33,854)	(208,743)	305,844	(148,556)

Net loss	$(211,803)	$(18,165)	$(287,679)	$305,844	$(211,803)

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,833	$47,214	$—	$55,047
Accounts receivable, net	1,314	403	6,162	—	7,879
Due from Affiliate, net	2,625,297	—	—	(2,625,297)	—
Inventories	—	11,116	21,647	—	32,763
Prepaid expenses and other assets	10,943	4,741	18,010	—	33,694

Total current assets	2,637,554	24,093	93,033	(2,625,297)	129,383
Property and equipment, net	—	1,247,212	3,392,069	—	4,639,281
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	65,981	25	126,051	—	192,057
Investment in subsidiaries	83,985	—	—	(83,985)	—

Total assets	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$78,237	$—	$78,237
Accounts payable	—	998	63,401	—	64,399
Accrued expenses and other liabilities	24,298	46,086	146,117	—	216,501
Due to Affiliate, net	—	782,961	1,842,336	(2,625,297)	—
Advance ticket sales	—	—	294,180	—	294,180

Total current liabilities	24,298	830,045	2,424,271	(2,625,297)	653,317
Long-term debt	1,626,012	—	1,499,836	—	3,125,848
Other long-term liabilities	8,334	2,038	42,308	—	52,680

Total liabilities	1,658,644	832,083	3,966,415	(2,625,297)	3,831,845

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,792	379,946	230,283	(610,229)	2,330,792
Accumulated other comprehensive income (loss)	4,309	—	(5,802)	5,802	4,309
Retained earnings (deficit)	(603,458)	59,277	(667,561)	608,284	(603,458)

Total shareholders’ equity	1,731,668	439,247	(355,262)	(83,985)	1,731,668

Total liabilities and shareholders’ equity	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$9,903	$40,249	$—	$50,152
Accounts receivable, net	1,289	1,182	5,397	—	7,868
Due from Affiliate, net	2,752,379	—	—	(2,752,379)	—
Inventories	—	12,225	16,640	—	28,865
Prepaid expenses and other assets	6,051	9,603	49,023	—	64,677

Total current assets	2,759,719	32,913	111,309	(2,752,379)	151,562
Property and equipment, net	—	1,280,835	2,555,292	—	3,836,127
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	67,125	355	153,387	—	220,867
Investment in subsidiaries	25,043	—	—	(25,043)	—

Total assets	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$3,586	$—	$3,586
Accounts payable	—	5,942	22,434	—	28,376
Accrued expenses and other liabilities	28,261	34,333	144,050	—	206,644
Due to Affiliate, net	—	834,342	1,918,037	(2,752,379)	—
Advance ticket sales	—	—	255,432	—	255,432

Total current liabilities	28,261	874,617	2,343,539	(2,752,379)	494,038
Long-term debt	1,711,023	—	843,082	—	2,554,105
Other long-term liabilities	10,844	—	47,810	—	58,654

Total liabilities	1,750,128	874,617	3,234,431	(2,752,379)	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,302	379,946	227,802	(607,748)	2,328,302
Accumulated other comprehensive income (loss)	2,299	—	(6,151)	6,151	2,299
Retained earnings (deficit)	(626,075)	59,516	(723,912)	664,396	(626,075)

Total shareholders’ equity	1,704,551	439,486	(414,443)	(25,043)	1,704,551

Total liabilities and shareholders’ equity	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$22,617	$(239)	$56,351	$(56,112)	$22,617
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	10,768	56,027	125,118	—	191,913
Gain on derivatives	603	—	—	—	603
Write-off of deferred financing fees	1,751	—	4,659	—	6,410
Share-based compensation expense	—	—	2,520	—	2,520
Equity in earnings of subsidiaries	(56,112)	—	—	56,112
Changes in operating assets and liabilities:
Accounts receivable, net	(25)	779	(765)	—	(11)
Inventories	—	1,109	(5,007)	—	(3,898)
Prepaid expenses and other assets	(3,849)	5,192	119,493	—	120,836
Accounts payable	—	(4,944)	40,967	—	36,023
Accrued expenses and other liabilities	(8,341)	13,791	(2,265)	—	3,185
Advance ticket sales	—	—	38,748	—	38,748

Net cash provided by (used in) operating activities	(32,588)	71,715	379,819	—	418,946

Cash flows from investing activities
Additions to property and equipment	—	(22,404)	(955,062)	—	(977,466)
Changes in restricted cash	—	—	8,526	—	8,526

Net cash used in investing activities	—	(22,404)	(946,536)	—	(968,940)

Cash flows from financing activities
Repayments of long-term debt	(774,526)	—	(181,254)	—	(955,780)
Proceeds from long-term debt	689,000	—	912,659	—	1,601,659
Transactions with Affiliate, net	127,121	(51,381)	(72,789)	—	2,951
Other, primarily deferred financing fees	(9,007)	—	(84,934)	—	(93,941)

Net cash provided by (used in) financing activities	32,588	(51,381)	573,682	—	554,889

Net increase (decrease) in cash and cash equivalents	—	(2,070)	6,965	—	4,895
Cash and cash equivalents at beginning of year	—	9,903	40,249		50,152

Cash and cash equivalents at end of year	$—	$7,833	$47,214	$—	$55,047

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$67,233	$664	$72,248	$(72,912)	$67,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	9,456	56,831	103,414	—	169,701
Loss on translation of debt	—	—	22,677	—	22,677
Gain on derivatives	—	—	(35,488)	—	(35,488)
Write-off of deferred financing fees	6,744	—	—	—	6,744
Share-based compensation expense	—	1,541	2,534	—	4,075
Equity in earnings of subsidiaries	(72,912)	—	—	72,912	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,289)	(630)	1,387	—	(532)
Inventories	—	(498)	1,127	—	629
Prepaid expenses and other assets	3,917	1,659	(96,181)	—	(90,605)
Accounts payable	—	5,271	(47,307)	—	(42,036)
Accrued expenses and other liabilities	1,156	(8,233)	(49,389)	—	(56,466)
Advance ticket sales	—	—	4,794	—	4,794

Net cash provided by (used in) operating activities	14,305	56,605	(20,184)	—	50,726

Cash flows from investing activities
Additions to property and equipment	—	(11,168)	(150,670)	—	(161,838)
Changes in restricted cash	—	—	(4,735)	—	(4,735)

Net cash used in investing activities	—	(11,168)	(155,405)	—	(166,573)

Cash flows from financing activities
Repayments of long-term debt	(1,232,715)	—	(16,349)	—	(1,249,064)
Proceeds from long-term debt	1,121,021	—	—	—	1,121,021
Transactions with Affiliate, net	54,979	(43,031)	59,593	—	71,541
Contribution from Affiliates, net	100,000	—	—	—	100,000
Other, primarily deferred financing fees	(57,945)	—	(5,271)	—	(63,216)

Net cash provided by (used in) financing activities	(14,660)	(43,031)	37,973	—	(19,718)

Net increase (decrease) in cash and cash equivalents	(355)	2,406	(137,616)	—	(135,565)
Cash and cash equivalents at beginning of year	355	7,497	177,865		185,717

Cash and cash equivalents at end of year	$—	$9,903	$40,249	$—	$50,152

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net loss	$(211,803)	$(18,165)	$(287,679)	$305,844	$(211,803)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	—	56,533	106,032	—	162,565
Impairment loss	—	—	128,775	—	128,775
Gain on translation of debt	(96,906)	—	(14,558)	—	(111,464)
Loss on derivatives	—	—	101,511	—	101,511
Write-off of deferred financing fees	6,788	—	—	—	6,788
Share-based compensation expense	—	294	571	—	865
Equity in loss of subsidiaries	305,844	—	—	(305,844)	—
Changes in operating assets and liabilities:
Accounts receivable, net	257	(405)	2,274	—	2,126
Inventories	—	774	11,729	—	12,503
Prepaid expenses and other assets	4,346	(7,153)	(12,516)	—	(15,323)
Accounts payable	—	(515)	(17,788)	—	(18,303)
Accrued expenses and other liabilities	(7,485)	18,720	(10,608)	—	627
Advance ticket sales	—	—	(82,164)	—	(82,164)

Net cash provided by (used in) operating activities	1,041	50,083	(74,421)	—	(23,297)

Cash flows from investing activities
Additions to property and equipment	—	(11,046)	(152,561)	—	(163,607)
Changes in restricted cash	—	—	(2,629)	—	(2,629)

Net cash used in investing activities	—	(11,046)	(155,190)	—	(166,236)

Cash flows from financing activities
Repayments of long-term debt	(1,428,523)	—	(95,572)	—	(1,524,095)
Proceeds from long-term debt	1,123,000	—	—	—	1,123,000
Transactions with Affiliate, net	(642,555)	(38,794)	470,082	—	(211,267)
Contribution from Affiliates, net	948,111	—	—	—	948,111
Other	(719)	—	(71)	—	(790)

Net cash provided by (used in) financing activities	(686)	(38,794)	374,439	—	334,959

Net increase in cash and cash equivalents	355	243	144,828	—	145,426
Cash and cash equivalents at beginning of year	—	7,254	33,037	—	40,291

Cash and cash equivalents at end of year	$355	$7,497	$177,865	$—	$185,717