Form 20-F
period 2011-12-31
NCL CORP Ltd.
filed 2012-02-22
CIK 1318742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries and predecessors, (ii) “Apollo” refers to Apollo Global Management, LLC and its subsidiaries and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

Terms used in this annual report

Unless otherwise indicated, in this annual report, the following terms have the meanings set forth below:

•

Adjusted EBITDA. EBITDA adjusted for other income (expense), impairment loss and other supplemental adjustments (we refer you to “Item 5—Operating and Financial Review and Prospects” “Results of Operations” for a calculation of Adjusted EBITDA).

•	Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

•	Capacity Days. Available Berths multiplied by the number of cruise days for the period.

•	Charter. The hire of a ship for a specified period of time. A ship is “chartered-in” by an end user and “chartered-out” by the provider of the ship.

•

Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, taxes, depreciation and amortization.

•	GAAP. Generally accepted accounting principles in the U.S.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Industry and market data

This annual report includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from Cruise Lines International Association (“CLIA”) and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. CLIA is a non-profit marketing and training organization formed in 1975 to promote cruising. All CLIA information, obtained from the CLIA website “cruising.org,” relates to CLIA member lines, which represent 26 of the major North American cruise lines including NCL Corporation Ltd., which together represented 97% of the North American cruise capacity as of December 31, 2011. All other references to third party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market position. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects” in this annual report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The selected consolidated financial and operating data presented below are for the years ended December 31, 2007 through 2011 and as of the end of each such year. Our consolidated financial statements have been prepared in accordance with GAAP. We refer you to “Item 18—Financial Statements.”

	As of or for the Year Ended December 31,
(in thousands, except operating data)	2011	2010	2009	2008	2007
Statement of operations data: (1)
Total revenue	$2,219,324	$2,012,128	$1,855,204	$2,106,401	$2,176,894
Operating income (loss) (2)	$ 316,112	$230,609	$171,095	$(63,205)	$43,730
Net income (loss) (3)	$ 126,859	$22,986	$66,952	$(211,761)	$(225,446)
Balance sheet data: (1)
Total assets	$5,562,411	$5,572,371	$4,819,837	$5,055,911	$5,042,425
Property and equipment, net	$4,640,093	$4,639,281	$3,836,127	$4,119,222	$4,243,872
Long-term debt, including current portion	$3,038,081	$3,204,085	$2,557,691	$2,656,501	$3,169,060
Total shareholders’ equity (4)	$1,844,463	$1,740,526	$1,713,040	$1,558,569	$1,244,253
Operating data:
Passengers carried	1,530,113	1,404,137	1,318,441	1,270,281	1,304,385
Passenger Cruise Days	10,227,438	9,559,049	9,243,154	9,503,839	9,857,946
Capacity Days	9,454,570	8,790,980	8,450,980	8,900,816	9,246,715
Occupancy Percentage	108.2%	108.7%	109.4%	106.8%	106.6%

(1)	In 2011, we had a change in accounting policy (we refer you to Note 2 “Summary of Significant Accounting Policies” in our notes to our consolidated financial statements for the effects of the change for the years ended December 31, 2011, 2010 and 2009). The effects to the consolidated statements of operations in 2008 and 2007 were immaterial and as of December 31, 2008 and 2007, the change resulted in an increase to total assets and total shareholders’ equity of $8.8 million and $8.7 million, respectively.
(2)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship and in 2007, an impairment loss of $2.6 million was recorded as a result of a write-down relating to the sale of Oceanic, formerly known as Independence.
(3)	In 2010, a loss of $33.1 million was recorded primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. In 2009, 2008 and 2007 foreign currency translation and interest rate swap gains (losses) of $(9.6) million, $101.8 million and $(94.5) million, respectively, were recorded primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these amounts were offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.
(4)	In 2009, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009 (we refer you to “Consolidated Statements of Changes in Shareholders’ Equity” and Note 5 “Related Party Disclosures”) in our notes to our consolidated financial statements.

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

Impact of the worldwide economic downturn.

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

Increase in cruise capacity.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of Berths, has increased from 2000 through 2011 at a compound annual growth rate of 7.5%. CLIA estimates that between 2012 and 2015, the North American based CLIA member line fleet will increase by approximately 18 ships, representing a compound annual capacity growth of 2.8%. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 24%, according to CLIA. If there is an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices. In addition, increased cruise capacity could impact our ability to retain and attract qualified shipboard employees, including officers, at competitive levels and, therefore, increase our shipboard employee costs.

Intense competition from other cruise companies as well as non-cruise vacation alternatives.

We face intense competition from other cruise companies, primarily with the other Major North American Cruise Brands, which comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International, which comprise the contemporary segment, and Holland America, Princess Cruises and Celebrity Cruises, which are part of the premium segment. As of December 31, 2011, Norwegian Cruise Line accounted for approximately 12% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises. We also face competition for many itineraries from other cruise operators as well as competition from non-cruise vacation alternatives. In the event we do not compete effectively, our business could be adversely affected.

Substantial indebtedness.

We are highly leveraged with a high level of variable rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility. As of December 31, 2011, we had approximately $3.0 billion of total debt. Our substantial indebtedness could:

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

Based on our December 31, 2011 outstanding variable rate debt balance, a one percentage point increase in the LIBOR interest rates would increase our annual interest expense by approximately $19.9 million, excluding the effects of capitalization of interest. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

Fuel prices and/or other cruise operating costs.

Fuel expense accounted for 16.6% of our total cruise operating expense in 2011, 15.4% in 2010 and 12.6% in 2009. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, due to market forces and economic or political instability beyond our control.

Conducting business internationally.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks, risks of increase in duties and taxes, risks relating to anti-bribery laws, as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings.

Agreements governing our indebtedness contain restrictions.

The agreements governing our indebtedness contain, and any instruments governing future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt or issue certain preference shares;

•	pay dividends on or make distributions in respect of our share capital or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A significant portion of our assets are pledged as collateral under our existing debt agreements.

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

•

could elect to declare all indebtedness outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit, if applicable; and/or

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

We may be able to incur substantial indebtedness at any time in the future. Although the terms of the agreements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful. Our ability to satisfy our debt obligations will depend upon, among other things:

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

There can be no assurance that our business will generate sufficient cash flow from operations, or that we will be able to draw under certain of our existing senior secured credit facilities or otherwise, in an amount sufficient to fund our liquidity needs.

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

Volatility and disruptions in the global credit and financial markets.

There can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all. As a result of the global credit crisis, certain financial institutions previously filed for bankruptcy, have sold some or all of their assets, or may be looking to enter into a merger or other transaction with another financial institution. Consequently, some of the counterparties under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees may be unable to perform their obligations or may breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under our derivative contracts and other agreements. Also, we may be limited in obtaining funds to pay amounts due to our counterparties under our derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for their failure to perform their obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events.

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

Reliance on external distribution channels for passenger bookings.

In 2011, the majority of our passengers booked their cruises through independent travel agents. In the event that the travel agent distribution channel is adversely impacted by the worldwide economic downturn, or other reason, this could reduce the distribution channels available for us to market and sell our cruises and we could be forced to increase the use of alternative distribution channels.

Reliance on scheduled commercial airline services for passenger connections.

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

Delays in the construction and delivery of a cruise ship.

Delays in the construction, repair, refurbishment and delivery of a cruise ship can occur as a result of events such as insolvency, work stoppages, other labor actions or “force majeure” events experienced by our shipbuilders and other such companies that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment losses. A significant delay in the delivery of a new ship, or a significant performance deficiency or mechanical failure of a new ship, particularly in light of decreasing availability of Dry-dock facilities, could have an adverse effect on our business.

Future epidemics and viral outbreaks.

Public perception about the safety of travel and adverse publicity related to passenger or crew illness, such as incidents of H1N1, stomach flu, or other contagious diseases, may impact demand for cruises. If any wide-ranging health scare should occur, our business would likely be adversely affected.

Uncertain political environment in certain countries where we operate.

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

There can be no assurance that all risks are fully insured against or that any particular claim will be fully paid. Such losses, to the extent they are not adequately covered by contractual remedies or insurance, could affect our financial results. In addition, we have been and continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls and increased premiums could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Amendments to the collective bargaining agreements for crew members of our fleet.

Currently, we are a party to six collective bargaining agreements. Three of these agreements were recently renegotiated and are in effect through 2014. The three remaining collective bargaining agreements are scheduled to expire in 2018; however, upon appropriate notice, the agreements may be reopened at certain yearly intervals. We have recently received notice from two of the parties that they wish to reopen wage/benefit negotiations in April 2012. Any amendments to such collective bargaining agreements in favor of the union members may increase labor costs.

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

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team. Our success is dependent upon our personnel and our ability to recruit and retain high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of services of any of the key members of our management team could have a material adverse effect on our business. See “Management” for additional information about our management personnel. The leadership of our President and Chief Executive Officer, Mr. Sheehan, and other executive officers has been a critical element of our success. The death or disability of Mr. Sheehan or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are not protected by key man or similar life insurance covering members of our senior management. We have employment agreements with our executive officers, but these agreements do not guarantee that any given executive will remain with us.

Controlled by certain of our shareholders, whose interests may not be aligned with ours.

All of our voting ordinary shares are held by affiliates of Genting HK, certain of the Apollo Funds and the TPG Viking Funds. Our shareholders created a holding company (“Norwegian Cruise Line Holdings Ltd.”) which filed a registration statement on Form S-1 (amended) with the Securities and Exchange Commission (“SEC”) in October 2011 in connection with the proposed initial public offering of its ordinary shares (the “IPO”). We expect that our shareholders or their affiliates would continue to control a majority of our ordinary shares if the IPO is consummated. The shareholders’ agreement governing the relationship among Genting HK, certain of the Apollo Funds and the TPG Viking Funds, gives the Apollo Funds effective control over our affairs and policies, subject to certain limitations. Genting HK and the Apollo Funds also control the election of our Board of Directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other material transactions. Our directors have been appointed by one of Genting HK or the Apollo Funds. The members affiliated with Genting HK and the Apollo Funds have the authority, on our behalf and subject to the terms of our indebtedness, to issue additional shares, implement share repurchase programs, declare dividends, pay advisory fees and make other material decisions, and they may have an interest in our doing so.

Furthermore, Genting HK engages in the cruise line industry and leisure, entertainment and hospitality activities and Apollo and TPG Capital are in the business of making investments in companies and one or more of them has now and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Genting HK, the Apollo Funds and/or TPG Capital may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our current shareholders continue to control a significant amount of our outstanding voting ordinary shares, such shareholders will continue to be able to strongly influence or effectively control our decisions. Additionally, the concentration of ownership held by our current shareholders could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination.

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes.

We believe and have taken the position that our income that is considered to be derived from the international operation of ships as well as certain income that is considered to be incidental to such income, is exempt from U.S. federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), based upon certain assumptions as to shareholdings and other information as more fully described in “Item 4—Information on the Company—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.” The provisions of Section 883 of the Code are subject to change at any time, possibly with retroactive effect.

The U.S.-source portion of our income that is not shipping income (as defined in “Item 4—Information on the Company—Taxation—Taxation of Operating Income: In General”), including our U.S.-flagged operations, is generally subject to federal corporate income taxation on a net basis (generally at a 35% rate) and state and local taxes, and our effectively connected earnings and profits may also be subject to an additional branch profits tax of 30% (these taxes are collectively referred to as the “net tax regime”). Currently, these taxes, if any, would generally be imposed on our shareholders. We are permitted to distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to Section 1446 of the Code, we may withhold such taxes at the partnership level. However, if the IPO is consummated (as discussed below), we will pay such taxes directly and record these amounts in our consolidated statements of operations.

We believe and have taken the position that substantially all of our income derived from the international operation of ships is properly categorized as shipping income and that we do not have a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, even if our interpretation of Section 883 of the Code is correct, because we are currently treated as a partnership for U.S. federal income tax purposes, the exemption for shipping income is based on our shareholders satisfying complex stock ownership tests under Section 883 of the Code as described in “Item 4—Information on the Company—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.” There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares that could cause one or more of our shareholders to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net tax regime or the four percent tax regime, as defined below (either by increasing our permitted tax distributions to our shareholders and/or our required withholding in respect of shareholder level taxes, or by increasing our taxes directly (if the IPO is consummated), and we can give no assurances on this matter.

If any of our shareholders were to fail to qualify for the exemption under Section 883 of the Code, such shareholder’s allocable share of our U.S.-source income would be subject to either the net tax regime or to a four percent tax on gross income provided under Section 887 of the Code (the “four percent tax regime”). We refer you to “Item 4—Information on the Company—Taxation—Taxation of Operating Income: In General.”

If the IPO is consummated, we would become a wholly-owned subsidiary of Norwegian Cruise Line Holdings Ltd. (“NCLH”), which would be treated as a corporation for U.S. federal income tax purposes. At such time, NCLH would be required to satisfy the complex stock ownership tests under Section 883 of the Code. If NCLH or any of its subsidiaries were not to qualify for the exemption under Section 883 of the Code, NCLH or such subsidiary’s U.S.-source income would be subject either to the net tax regime or the four percent regime (as discussed above). We expect that NCLH and its subsidiaries will satisfy the stock ownership tests imposed under Section 883 of the Code following the IPO and therefore expect that it will qualify for the exemption under Section 883 of the Code. However, as discussed above, there are factual circumstances beyond our control that could cause NCLH to not meet the stock ownership tests. Therefore, we can give no assurances on this matter. We refer you to “Item 4—Information on the Company—Taxation—Exemption of Operating Income from U.S. Federal Income Taxation.”

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

Complex laws and regulations, including environmental laws and regulations.

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the International Maritime Organization (“IMO”) (a United Nations agency that sets international standards for shipping), the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the International Convention for the Safety of Life at Sea (“SOLAS”), an international safety regulation, the International Convention for the Prevention of Pollution from Ships (“MARPOL”) an international environmental regulation, the Standard of Training Certification and Watchkeeping for Seafarers (“STCW”) and its recently adopted conventions in ship manning. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies, such as requiring the use of low sulfur fuels, increasing fuel efficiency requirements or further restricting emissions. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. In addition, the state of Alaska approved stringent regulations in 2008 concerning waste water discharge. In 2010, Alaska issued a final permit that regulates discharges of treated wastewater from cruise ships for the summer tourist seasons running from 2010 to 2012. The permit provides for the cruise companies to gather data on performance of new shipboard environmental control systems that will allow a scientific review committee to advise state officials on improving the regulations. The Maritime Labor Convention 2006 will become international law when the prerequisite number of countries ratify. It will regulate many aspects of maritime crew labor and will impact the worldwide sourcing of new crewmembers.

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

Subject to taxes in Bermuda after March 31, 2035.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We pay annual Bermuda government fees.

If the IPO is consummated.

If the IPO is consummated and assuming that NCLH would list its ordinary shares on a national securities exchange, we expect that Genting HK, the Apollo Funds and the TPG Viking Funds, or their respective affiliates, would together continue to control a majority of its ordinary shares. As a result, we would be a “controlled company” within the meaning of the corporate governance standards of a national securities exchange. Under the rules of a national securities exchange, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

If the IPO is consummated, NCLH intends to utilize these exemptions. As a result, NCLH would not have a majority of independent directors nor would NCLH be required to have any independent directors on its nominating/corporate governance and compensation committees, and NCLH would not be required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. Accordingly, its shareholders would not have the same protections afforded to shareholders of companies that are subject to a national securities exchange’s general corporate governance requirements (without giving effect to the “controlled company” exemptions). There can be no assurance that NCLH would list its ordinary shares on a national securities exchange.

Item 4.	Information on the Company

History and Development of the Company

We commenced operations out of Miami in 1966. In February 2000, Genting HK acquired control of and subsequently became the sole owner of the Norwegian Cruise Line (“Norwegian”) operations.

In January 2008, the Apollo Funds acquired 50% of our outstanding ordinary share capital. As part of this investment, the Apollo Funds assumed control of our Board of Directors. Also, in January 2008, the TPG Viking Funds acquired, in the aggregate, 12.5% of our outstanding share capital from the Apollo Funds. As a result of the aforementioned transactions, our shareholders and their relative ownership percentages of our ordinary shares are currently as follows: Genting HK (50.0%), the Apollo Funds (37.5%) and the TPG Viking Funds (12.5%).

Additional Information

NCL Corporation Ltd. is incorporated under the laws of Bermuda. Our registered offices are located at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126. Our telephone number is (305) 436-4000. The website for Norwegian Cruise Line is located at www.ncl.com. Information contained on our websites is not incorporated by reference into this or any other report filed with or furnished to the Securities and Exchange Commission. Daniel S. Farkas, the Company’s Senior Vice President and General Counsel, is our agent for service of process at our principal executive offices.

Business

Our Company

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean, the Baltic, Central America, Bermuda and the Caribbean. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” onboard all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. We established the very first private island developed by a cruise line in the Bahamas with a diverse offering of activities for passengers. We are also the only cruise line operator to offer an entirely inter-island itinerary in Hawaii.

By providing such a distinctive experience and appealing combination of value and service, we straddle both the contemporary and premium segments. As a result, we have been recognized for our achievements as the recipient of a multitude of honorary awards mainly consisting of reviews tabulated from the readers of travel periodicals such as Travel Weekly, Condé Nast Traveler and Travel & Leisure. The Travel Weekly Readers Choice awards recognized Norwegian Epic as Best Overall Individual Cruise Ship and Condé Nast Traveler readers’ choice rated us in the top five big ship category. Travel and Leisure recognized Norwegian Epic studio staterooms with their design award. Family Circle rated us best for family cruises and we received Travel Weekly Magellan Awards in 2011 with three gold and five silver. Also, World Travel Awards recognized us as Europe’s leading cruise line for the fourth consecutive year.

We offer a wide variety of cruises ranging from one day to three weeks. During 2011, we docked at approximately 100 ports worldwide, with itineraries originating from 14 ports of which 10 are in North America. In line with our strategy of innovation, many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Boston and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We offer a wide selection of exotic itineraries outside of the traditional cruising markets of the Caribbean and Mexico; these include cruises in Europe, including the Mediterranean and the Baltic, Bermuda, Alaska and the industry’s only entirely inter-island itinerary in Hawaii, with our U.S.-flagged ship, Pride of America. This itinerary is unparalleled in the cruise industry, as all other competing cruise lines are registered outside the U.S. and are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary.

Our management team has driven the Company to achieve substantial improvements in operating results and growth in revenue and cash flow generation in a challenging market environment. Since joining the Company in late 2007, our President and Chief Executive Officer, Kevin M. Sheehan, has led a successful turnaround of the Company, including overseeing major initiatives such as improving onboard service and amenities across the fleet, expanding the line’s European presence and repositioning two of the line’s Hawaii-based ships, which had a significant impact on the profitability of the business. In addition, we appointed Wendy A. Beck as our Executive Vice President and Chief Financial Officer and augmented our senior management team with five new Senior Vice Presidents in the areas of Sales, Marketing, Hotel Operations and Finance.

Our fleet of 11 modern ships has been purpose-built to deliver “Freestyle Cruising,” which we believe provides us with a competitive advantage given our consistent “Freestyle Cruising” product offering. By focusing on “Freestyle Cruising,” we have been able to achieve higher onboard spend levels, greater customer loyalty and the ability to attract a more diverse clientele. At the end of June 2010, we took delivery of our largest cruise ship, Norwegian Epic (4,100 Berths), which represents the next evolution of “Freestyle Cruising,” offering 21 dining options and what we believe to be the widest array of entertainment options at sea. As of December 31, 2011, we have one of the most modern fleets of cruise ships in the industry among the Major North American Cruise Brands, with a weighted-average age of 7.2 years.

As a result of our positive operating performance over the last three years, the successful launch of Norwegian Epic, the growing demand we see for our distinctive cruise offering, and the rational supply outlook for the industry, we believe that it was an optimal time for the Company to add two new ships to our fleet, Norwegian Breakaway and Norwegian Getaway, in order to continue to grow the Norwegian brand and drive shareholder value. In September 2010, we reached an agreement with Meyer Werft GmbH of Germany to build the two new cruise ships for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our recently delivered ships together with new and differentiated features. One of the features includes “The Haven” consisting of luxury suites included on our Jewel-class ships, as well as Norwegian Epic, Norwegian Breakaway and Norwegian Getaway. We entered into financing arrangements for approximately 90% of the contract price of the two ships. Each ship will approximate 144,000 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion (€155,000 per Berth), or $1.6 billion ($201,000 per Berth) based on the euro/U.S. dollar exchange rate as of December 31, 2011.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. Revenue attributable to North American passengers was 83% for each of the years ended December 31, 2011, 2010 and 2009. Substantially all of our long-lived assets are located outside of the U.S and consist primarily of our ships.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Strong Growth with Low Penetration and Significant Upside

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the North American vacation market. According to CLIA, in 2011 approximately 16 million passengers took cruises of two consecutive nights or more on CLIA member lines versus 7.2 million passengers in 2000, representing a compound annual growth rate of approximately 7.5%. Based on CLIA’s research, we believe that cruising is under-penetrated and represents approximately 12% of the North American vacation market. As measured in Berths, the cruise industry is relatively nascent as compared to the wide variety of much more established vacation travel destinations across North America.

According to the Orlando/Orange County Convention & Visitors Bureau and the Las Vegas Convention and Visitors Authority, there are approximately 265,000 rooms in just Orlando and Las Vegas combined. By comparison, the estimated Major North American

Cruise Brands’ capacity in terms of Berths is approximately 228,500. In addition, according to industry research, only 24% of the U.S population has ever taken a cruise and we believe this percentage should increase. The European vacation market, the fastest growing market globally, remains under-penetrated by the cruise industry, with approximately 1% of Europeans having taken a cruise in a given year, compared with 3% of the population in the U.S and Canada. We believe that improving leisure travel trends along with a relatively low supply outlook in the near term from the Major North American Cruise Brands lead to an attractive business environment for our Company to operate in.

Attractive Demographic Trends to Drive Cruising Growth

The cruise market is comprised of a broad spectrum of customers and appeals to virtually all demographic categories. Based on CLIA’s 2011 Cruise Market Profile Study, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 132.9 million people. Also according to the study, the average cruise customer is 50 years old with a household income of $109,000, with 69% of all cruise customers falling between the ages of 40 to 74. It is our belief that “Freestyle Cruising” will help us attract customers not only in the lucrative older population segment of North America, but also with younger generations, as well as Europeans, who we believe are more likely to enjoy greater levels of freedom during their cruise through the “Freestyle Cruising” product offering than was traditionally offered within the cruise industry.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation in Orlando or Las Vegas, offers an exceptional value proposition. When one considers that a typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options, this is compelling support for the cruise value proposition relative to other leisure alternatives. Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising,” which eliminates the cost of airfare commonly associated with a vacation. According to CLIA’s 2011 study, approximately 70% of persons who have taken a cruise rate cruising as a high-value vacation alternative. In this same survey, CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. Based on new ships announced over the past several years, the cost to build a cruise ship can range from approximately $500 million to $1.4 billion, or approximately $200,000 to $425,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 months to 36 months and requires significant upfront cash payments to fund construction costs before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is generally characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying our competitors within the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines and Royal Caribbean International. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. By providing a diverse set of itineraries and a “Freestyle Cruising” experience, we believe that we straddle both the contemporary and premium segments as well as offer a unique combination of value and leisure services to cruise customers. Based on fleet counts as of December 31, 2011, the Major North American Cruise Brands together represent approximately 90% of the North American cruise market as measured by total Berths.

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

•

Modern Fleet. With a weighted-average age of 7.2 years (as of December 31, 2011) and no ships built before 1998, we have one of the most modern fleets among the Major North American Cruise Brands, which we believe allows us to offer a high-quality passenger experience with a significant level of consistency across our entire fleet. As a result of our modern fleet, we have a substantially higher percentage of outside balcony staterooms across our fleet than the other contemporary brands, which helps drive higher Net Yields.

•

Rich Stateroom Mix. As of December 31, 2011, 48% of our staterooms had private balconies representing a higher mix of outside balcony staterooms than the other contemporary brands. In addition, five of our ships offer The Haven with suites of up to 570 square feet each. Customers staying in The Haven are provided with personal butler service and exclusive access to a private courtyard area with private pool, sundecks, hot tubs, and fitness center. Six of our ships also offer luxury garden suites of up to 6,694 square feet, making them the largest accommodations at sea.

•

High-Quality Service. We believe we offer a very high level of onboard service and we introduced the Norwegian Platinum Standards to further enhance this level of service. This program introduces specific standards emphasizing dedicated service, consistency in execution, and overall guest satisfaction which we believe will promote customer loyalty.

•

Diverse Selection of Premium Itineraries. For the year ended December 31, 2011, approximately 47% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations, including Alaska, Hawaii, Bermuda and Europe, compared to the other contemporary brands which are focused primarily on itineraries in the Caribbean and Mexico. This mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yields than Caribbean and Mexico sailings.

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

•

up to 21 dining options; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Brazilian churrascaria, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

•	diverse range of accommodations from studio cabins for solo travelers to expansive suites with full amenities appealing to a more upscale demographic and families;

•	variety of entertainment options and venues;

•	resort-casual dress code acceptable throughout the ship at all times;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.

All of our ships have been custom designed and purpose-built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. Building on the success of “Freestyle Cruising,” we implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product offering. These enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and The Haven passengers. With Norwegian Epic we have enhanced “Freestyle Cruising” by offering what we believe to be unmatched flexibility in entertainment, offering guests a wide variety of activities and performances to choose from at any time of day or night.

Established Brand Recognition

The Norwegian Cruise Line brand is well established in the cruise industry with a long track record of delivering a world class cruise product offering to its customers. We achieve high-quality feedback scores from our customers in the areas of overall service, physical ship attributes, onboard products and services, food and beverage offerings and overall entertainment and land-based excursion quality. Based on recent guest experience and loyalty reports, the quality of our guests’ experience generates high levels of customer loyalty, as demonstrated by the fact that approximately 30% of our customers are repeat customers and approximately 70% say they would recommend Norwegian Cruise Line to their friends and family. Brand recognition is also strong with over 93% of cruisers reporting familiarity with Norwegian. Additionally, our brand is known for freedom, flexibility and choice, all highly valued benefits within the cruise industry demographic.

Strong Cash Flow

Nearly all of our capital expenditures, other than those related to our newbuild projects (which are substantially financed) and the current renovation of our private island, relate to the maintenance of our modern fleet and shoreside operations, which includes investments in our IT infrastructure and business intelligence systems. Our newbuild projects include very attractive financing which will fund approximately 90% of the required pre-delivery and delivery date construction payments; as such, we expect the cost of our newbuild projects to have a minimal impact on our cash flow in the near term. We are able to generate significant levels of cash flow due to our ability to pre-sell tickets and receive customer deposits with long lead times ahead of sailing. Our debt financing is relatively low cost, with a weighted-average interest rate of 6.58% as of December 31, 2011. In addition, we believe that the favorable U.S. federal income tax regime applicable to international shipping income enhances our cash flow from operations which continues to contribute significantly to de-lever our balance sheet.

Highly Experienced Management Team

Our senior management team is comprised of experienced executives with an average of 15 years in the cruise, travel, leisure and hospitality-related industries. Since the Apollo Funds’ and the TPG Viking Funds’ investment in January 2008, 27 of the top 36 members of our senior management team (including 12 of the top 14) have been newly recruited or promoted to their current position under the leadership of our President and Chief Executive Officer, Kevin M. Sheehan. Their combined experience in related hospitality industries coupled with their financial expertise is a significant contributor to improving the operating and financial performance of our Company.

Strong and Experienced Shareholders

Our shareholders or their affiliates have extensive experience investing in the cruise, leisure and travel-related industries. Affiliates of the Apollo Funds have invested significant equity and resources to the cruise and leisure industry with its investment in Prestige Cruise Holdings, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. In addition, affiliates of both Apollo and TPG Capital own Caesars Entertainment Corporation (“Caesars Entertainment”), with whom we have created a marketing alliance. Affiliates of TPG Capital are also significant investors in Sabre Holdings, a leading GDS (global distribution system) and parent of Travelocity.com. Genting HK, headquartered in Hong Kong, operates a leading Asian cruise line with destinations in Malaysia, Singapore, Hong Kong, Taiwan and Japan.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives. Our business strategies include the following:

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

We continued to enhance our product offerings with the delivery of Norwegian Epic in June 2010, which offers 21 dining options, a diverse range of accommodations and what we believe is the widest array of entertainment at sea. In addition to several differentiated full-service complimentary dining rooms, Norwegian Epic also features specialty restaurants including a classic steakhouse, sushi, Japanese teppanyaki, Brazilian churrascaria, Asian noodle bar, traditional Chinese, fine French and Italian. Guest accommodations on

Norwegian Epic include the groundbreaking Studios, 128 staterooms designed for solo travelers centered around the Studio Lounge, a private two-story lounge for studio guests. On its top decks, Norwegian Epic offers a “ship within a ship” in the largest suite complex at sea; The Haven includes two decks with 60 suites and penthouses, private pool with multiple hot tubs and sundecks, a private fitness center and steam rooms, fine dining in the Epic Club restaurant, casual outdoor dining at the Courtyard Grill, and 24-hour concierge service, all exclusively for guests of The Haven. Entertainment onboard Norwegian Epic includes a wide variety of branded entertainment for guests to choose from, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Legends in Concert, Nickelodeon and the improvisational comedy troupe, The Second City.

Building on the success of Norwegian Epic, we are drawing on our legacy of new product development to create two new next-generation “Freestyle Cruising” ships, scheduled for delivery in the second quarter of 2013 and 2014, respectively. These 4,000 Berth ships will include many of the most popular elements of Norwegian Epic and the rest of our fleet together with new groundbreaking features, while keeping the consistent innovative spirit of “Freestyle Cruising” in the core of the design.

We have substantially completed a $25 million renovation to our private island, Great Stirrup Cay, which includes a new marina, dining and bar facility to enhance the guest experience, as well as offering new activities such as wave runners and a stingray encounter experience. The enhancements will provide us with additional revenue generating opportunities on the island.

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

Base-loading allows us to fill our ships earlier, rather than discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages. Our specific initiatives to achieve this include:

•

Casino Player Strategy. As part of this strategy, we have non-exclusive arrangements with approximately 90 casino partners worldwide including Caesars Entertainment, which is owned by affiliates of both Apollo and TPG Capital, whereby loyal gaming customers are offered cruise reward certificates redeemable for cruises on our ships. Through property sponsored events and joint marketing programs, we have the opportunity to market cruises to Caesars Entertainment’s customers. These arrangements with our casino partners have the dual benefit of filling open inventory and reaching customers expected to generate above average onboard revenue through the casino and other onboard spending.

•

Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

•

Meetings, Incentives and Charters. We are increasing our focus on the meetings, incentives and charters channel, which typically books very far in advance and can represent a significant portion of the ship, or even an entire sailing, in one transaction.

We continue to focus on various initiatives to drive increased onboard revenue across a variety of areas. From the year ended December 31, 2007 to the year ended December 31, 2011, our net onboard and other revenue yield increased by approximately 27% from $40.58 to $51.47 primarily due to strong performance in casino, beverage sales, shore excursions and specialty dining. Our strategy for further driving increased onboard revenue includes, among other things, generating additional casino revenue through our arrangements with our casino partners, including Caesars Entertainment and Genting HK. These arrangements incorporate marketing resources to deliver cross-company advertising and marketing campaigns to promote our brand. We also focus on the utilization of our specialty restaurants and pre-booking and pre-selling additional onboard activities. In addition, the delivery of Norwegian Epic has created additional onboard revenue opportunities based on our premium entertainment offerings.

Brand Expansion Through Disciplined Newbuild Program

In September 2010, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build Norwegian Breakaway and Norwegian Getaway with financing commitments in place from a syndicate of banks for export credit financing. The new ships are scheduled for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our most recently delivered ships together with new and differentiated features, consistent with Norwegian Cruise Line’s legacy of new product development in the cruise industry. We believe that these ships will allow us to continue to expand the reach of our brand while driving shareholder value. Our financing arrangements provide for financing for approximately 90% of the contract price of the two ships. Each ship will approximate 144,000 Gross Tons and 4,000 Berths with an aggregate contract price of approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2011. This is approximately €155,000 per Berth, or $201,000 per Berth based on the euro/U.S. dollar exchange rate as of December 31, 2011, which we believe compares favorably against other recent newbuild ship orders in the industry.

Improve Operating Efficiency and Lower Costs

We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers. Since the beginning of 2008, we have significantly reduced our operating cost base through various programs including contract renegotiations, overhead rationalization, and fuel consumption reduction initiatives. We hedge our fuel purchases in order to provide greater visibility of our fuel expense. As of December 31, 2011, we had hedged approximately 78% and 30% of our projected fuel purchases for 2012 and 2013, respectively. We have also reduced our maintenance expense as a result of our fleet renewal program, as younger, more modern ships are typically less costly to maintain than older ships. Beginning in early 2008, we reduced our capacity in the Hawaii market, re-flagging and relocating two of three ships, which significantly reduced crew payroll expenses aboard those ships creating substantial margin expansion. In addition, we expect the economies of scale from our two newbuild ships to drive further operating efficiencies over the long term.

Expand and Strengthen Our Product Distribution Channels

As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We continue to invest in our brand by enhancing our website and our reservation department where our travel agents and guests have the ability to book cruise vacations. We also restructured our sales and marketing organization, which included the recruiting of a new executive leadership team, to provide better focus on distribution through our primary channels: “Retail/Travel Agent,” “International,” and “Meetings, Incentives and Charters.”

•

Retail/Travel Agent. We introduced our “Partners First” program where we have invested in travel partners’ success with additional technology booking improvements and new marketing tools, improved communication and cooperative marketing initiatives. We also have implemented close to 100 individual projects specifically designed to improve our efficiency with the travel agency channels and our guests, ranging from more timely commission payments to aggressive call center quality monitoring. We restructured our travel agent sales force with specific expertise and we also gain access to a significantly larger number of travel partners through an outbound call center based in our Miami headquarters. We believe that our travel agent partners have witnessed a material improvement in our business practices and overall communication since the arrival of our new leadership team.

•

International. We have an international sales presence in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the European market, which has grown significantly in recent years but remains under-penetrated. In Europe, we offer local itineraries year-round and our “Freestyle Cruising” has been well received. We are in the process of expanding our sales force in Europe which will allow us to develop our distribution in Europe in a manner similar to our U.S. operation. In support of this European strategy, we deployed our newest and most sophisticated ship, Norwegian Epic, in Europe for an extended summer season in 2011 and will continue in 2012. We are forging a closer distribution partnership with Genting HK, to develop product distribution across the Asia Pacific region.

•

Meetings, Incentives and Charters. This channel focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and can represent a significant portion of the ship, or even an entire sailing, in one transaction. In addition, it strengthens base-loading, which allows us to fill our ships earlier, rather than discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages.

Across every distribution channel we are undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our balcony and other premium stateroom categories, with a particular emphasis on our suites and The Haven, which have increased as a percentage of our total inventory as a result of our fleet renewal.

Our Fleet

Our ships are purpose-built ships that enable us to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities, including up to 21 dining options together with hundreds of private balcony staterooms on each ship. As of December 31, 2011, 48% of our staterooms have private balconies representing a higher mix of outside staterooms with balconies than the other contemporary brands. Private balcony staterooms are very popular with passengers and offer the opportunity for increased revenue by allowing us to charge a premium. Five of our ships offer The Haven, with suites up to 570 square feet, which provide personal butler service and exclusive access to a private courtyard area with private pool, sundecks, hot tubs, and fitness center. In addition, six of our ships have luxury garden suites with up to 6,694 square feet, making them the largest accommodations at sea. These luxury garden suites offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service.

Continuing our tradition of new product development and the extension of the Norwegian Cruise Line brand, we took delivery of Norwegian Epic in June 2010. Norwegian Epic offers our passengers itineraries to the eastern Caribbean as well as Europe. The ship offers our customers a large aqua park, sports complex, two three-lane bowling alleys and our two-story Wii™ Wall. In addition, the ship features a spa facility and fitness center with more than 31,000 square feet. There are 21 dining options on Norwegian Epic offering one of the widest choices of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices including Blue Man Group, Cirque Dreams & Dinner, Legends in Concert and Nickelodeon. We offer world-class entertainment in our jazz and blues club and our comedy club features the improvisational comedy troupe, The Second City. Norwegian Epic was very well received by the market with the strongest bookings we have ever seen for a new ship, both in terms of price and volume. This positive reception benefited the rest of our fleet, which experienced significant bookings due to the uplift that Norwegian Epic created for our brand overall.

Building on the successful launch of our latest ship, Norwegian Epic, we recently announced Norwegian Breakaway and Norwegian Getaway with approximately 4,000 Berths each, scheduled for delivery in the second quarter of 2013 and 2014, respectively.

The table below provides a brief description of our ships and areas of operation based on 2012 itineraries:

Ship(1)	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Epic	2010	4,100	155,900	Caribbean, Europe
Norwegian Gem	2007	2,400	93,500	Bahamas, Bermuda, Caribbean, Canada and New England
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Pearl	2006	2,400	93,500	Alaska, Bahamas, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	93,500	Alaska, Bahamas, Caribbean, Pacific Coastal and Panama Canal
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,340	92,300	Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,350	91,700	Bermuda, Caribbean
Norwegian Sun	2001	1,940	78,300	Caribbean, Europe
Norwegian Sky(2)	1999	2,000	77,100	Bahamas
Norwegian Spirit	1998	2,020	75,300	Caribbean, Europe

(1)	The table does not include Norwegian Breakaway and Norwegian Getaway, which are scheduled for delivery in the second quarter of 2013 and 2014, respectively.
(2)	Chartered from Genting HK.

Itineraries

We offer cruise itineraries ranging from one day to three weeks calling on approximately 100 worldwide locations, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. For the year ended December 31, 2011, approximately 47% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations (areas outside of the Caribbean and Bahamas) which we believe allows us to generate higher Net Yield.

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

These preferential berthing rights provide us with the ability to elect specific terminals, piers, and operating days 15 months in advance of such scheduled future sailings. Furthermore, we have contracts with the Port of New Orleans and the Port of Miami pursuant to which we receive preferential berths to the exclusion of other vessels for certain specified days of the week at the cities’ cruise ship terminals. The preferential berthing rights provide us with priority use of selected cruise ship terminals and operating days 12 months in advance of such scheduled future sailings. We have a concession permit with the U.S. National Park Service whereby our ships are permitted to call on Glacier Bay 22 times through September 30, 2019 during each summer cruise season. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary. We have substantially completed a $25 million renovation to our private island, Great Stirrup Cay, which includes a new dining and bar facility to enhance the guest experience, as well as offering new activities such as wave runners and a stingray encounter experience. The enhancements will provide us with additional revenue generating opportunities on the island.

Revenue Management Practices

Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, stateroom category selected and the time of year that the voyage takes place. We generate additional revenue on our ships principally from casino operations, beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items.

Passenger Ticket Revenue

We base our ticket pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize Net Yield by matching projected availability to anticipated future passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by sailing, stateroom category, travel partner, market segment, itinerary and distribution channel. In addition, we establish a set of stateroom categories throughout each cruise ship and price our cruise fares on the basis of these stateroom categories. Typically, the initial published fares are established at least 18 months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high occupancy. If the rate at which stateroom inventory is sold differs from expectations, we will raise or lower the prices of each stateroom category accordingly. This can be done through promotions, special rate codes, opening and closing categories, or price changes. Our revenue management tool, which is typical of what is used by our major competitors in North America, tracks and forecasts overall booking demand and provides optimal pricing and selling limit recommendations on a daily basis. The system allows us to better optimize our booking curve and shorten the time to implement pricing decisions, and is designed to optimize revenue for the full range of stateroom categories, thereby reducing the need for last minute discounting to fill ships.

Onboard and Other Revenue

Ticket prices typically include cruise accommodations, meals in certain dining facilities and many onboard activities such as entertainment, pool-side activities and various sports programs. We generate additional revenue on our ships principally from casino operations, beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items. Onboard and other revenue is an important component of our revenue base representing 29.6% of our 2011 total revenue. To maximize onboard revenue, we use various crossmarketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the Company while retail shops, spa services, art auctions and internet services are managed through contracts with third-party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions.

Seasonality

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled Dry-docks, which we typically schedule during non-peak demand periods.

Sales and Marketing

Product Distribution Channels and Sales

We sell our product through our primary distribution channels: retail/travel agent, international and meetings, incentives and charters.

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

We implemented close to 100 projects specifically designed to improve efficiency with our travel partners and guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center.

Outside of the U.S., we have an international sales presence in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the United Kingdom and Continental Europe markets, which have grown significantly in recent years and where we now offer local itineraries year-round. We have modified our itineraries to increase demand by appealing to guests in different markets including the United Kingdom, Italy, Germany and Spain. We have had success with our base-loading initiatives in Europe, where our “Freestyle Cruising” has been well received, and are in the process of building our sales force in Europe.

Finally, our meetings, incentives and charters channel focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and can represent a significant portion of the ship, or even an entire sailing, in one transaction. In addition, it strengthens base-loading, which allows us to fill our ships earlier, rather than discounting close to sailing dates, in order to achieve our targeted Occupancy Percentages.

Across all channels, we are also undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including The Haven, which have increased significantly as a percentage of our total inventory as a result of our fleet renewal.

Supporting our sales efforts across several distribution channels are our call centers located in Florida, Arizona, the United Kingdom and Germany with approximately 700 personnel oriented towards servicing travel agents. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

Marketing, Brand Communications and Advertising

Our marketing department works to enhance our brand awareness and increase levels of engagement and understanding of our product and services among consumers, trade and travel partners. Core areas within the department include brand strategy, advertising and media, marketing communications, direct marketing, customer loyalty, website/interactive and market research. All marketing supports our comprehensive brand platform created expressly to leverage our unique “Freestyle Cruising” concept. With this emphasis, we launched a new brand platform in October 2011 “Cruise Like a Norwegian” which drives community around Norwegian Cruise Line and communicates our commitment to providing an exceptional vacation experience. The media mix has included television, print, radio, digital, e-mail and direct mail.

In addition to our NCL University online, which is an informative travel partner education program, we introduced a new component to our travel partner marketing, “Partners First.” As a result, a survey with travel agents indicates we have improved in ease of doing business.

We have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our travel agency partners and passengers, has been a major focus of this momentum. We are continually enhancing our website to ensure that it communicates our brand promise, promotes relevant product information and aligns with our “Cruise Like a Norwegian” and “Freestyle Cruising” messages.

Our consumer and travel agency partner booking engine provides travel agency partners and passengers the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We continue to develop additional functionality and tools to serve our travel agency partners and passengers.

Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brand, products and services and often return to our ships. The Norwegian Cruise Line loyalty program has been improved and is now known as Latitudes Rewards. Improvements to the loyalty program include incentives and rewards allowing people to earn points based on the number of cruise nights, level of accommodations and certain booking windows. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits and onboard recognition. Also, avid cruisers can use our co-branded credit card to earn upgrades and discounts.

Customer feedback and research is also a critically important element in the development of our overall marketing and business strategies. In 2008, we instituted a process for measuring and understanding key drivers of customer loyalty and satisfaction from our passengers that provides valuable insights into the cruise experience. We regularly initiate custom research studies among both travel partners and consumers to assess the impact of various programs and/or to solicit feedback that helps shape future direction.

Ship Operations and Cruise Infrastructure

Ship Maintenance

In addition to routine repairs and maintenance performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for scheduled maintenance work, repairs and improvements performed in Dry-dock. Dry-dock duration is a statutory requirement controlled under the chapters of SOLAS and to some extent the International Load Lines Convention. Under these regulations, it is required that a passenger ship Dry-dock twice in 5 years and the maximum duration between each Dry-dock cannot exceed 3 years. However, most of our ships qualify under a special exemption provided by the Bahamas (flag state) after meeting certain criteria set forth by the Bahamas to Dry-dock once every 5 years. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the Dry-dock period and assist in performing repair and maintenance work. We do not earn revenue while ships are Dry-docked. Accordingly, Dry-dock work is typically performed during non-peak demand periods to minimize the adverse effect on revenue that results from ships being out of service. Dry-docks are typically scheduled in spring or autumn and depend on shipyard availability.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. Our largest operating expenditures are for fuel, food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and Passenger Safety

We place the utmost importance on the safety of our passengers and crew. We operate all of our vessels to meet and exceed the requirements of the SOLAS convention and the International Safety Management Code maritime standards, the international safety requirements which govern the cruise industry. Every crew member is well trained in the Company’s stringent safety protocols, participating in weekly safety drills onboard every one of our ships.

Our Captains are experienced seafarers. We further ensure that our Captains regularly undergo rigorous simulation training on navigation and bridge operations. To assist our Captains and Officers while at sea, we have extensive navigation protocols in place. Our bridge operations are based on a two-person team approach. Accordingly, there are always two officers in charge of bridge operations, mandating strict adherence to operating procedures. Furthermore, our bridge teams follow pre-set voyage plans which are thoroughly reviewed and discussed by the Captain and bridge team prior to port departures and arrivals. In addition, all of our ships employ the latest state-of-the-art navigational equipment and technology to ensure that our bridge teams have the most accurate data regarding the planned itinerary.

Prior to every cruise setting sail, we hold a mandatory safety drill for all guests during which important safety information is reviewed and demonstrated. We also show an extensive safety video which runs continuously on the stateroom televisions.

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

We have developed the Safety and Environmental Management System (“SEMS”). This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support the fleet and risk management decisions. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and audited annually by our classification society Det Norske Veritas (DNV), and the system also undergoes regular internal audits as well as an annual audit by the U.S. Coast Guard. We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. We believe that we are in compliance with current health and safety rules and regulations.

Insurance

We maintain insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets.

In addition to the insurance coverage on the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is at appropriate levels to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	Protection and indemnity insurance (that covers third-party liabilities), including insurance against risk of fuel spill;

•

Hull and machinery insurance, war risk insurance, including terrorist risk insurance, on each ship in an amount equal to the total insured hull value, subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include provisions where underwriters can give seven days notice to the insured that the policies will be cancelled in the event of a change of risk which is typical for policies in the marine industry. Upon any proposed cancellation the insurer shall, before expiry of the seven day period, submit new terms;

•	Tour operator insurance;

•	Insurance for cash onboard; and

•	Insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels.

The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) (the “Athens Convention”) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) (the “1976 Protocol”) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention; however, with limited exceptions, the 1976 Protocol may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet entered into force, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the entry into force of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol enters into force, we expect insurance costs would increase.

Trademarks

We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “CRUISE LIKE A NORWEGIAN” (trademark application for this mark filed and pending), the names of our ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered on our ships and specialty accommodations such as “THE HAVEN BY NORWEGIAN” (trademark application for this mark filed and pending). In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION.” Other significant marks include our SCHOOL OF FISH DESIGN marks that display one fish swimming against a school of fish. We believe our “NORWEGIAN CRUISE LINE,” “CRUISE LIKE A NORWEGIAN,” “FREESTYLE CRUISING,” “FREESTYLE DINING,” and “FREESTYLE VACATION,” the names of our ships as well as the SCHOOL OF FISH DESIGN and CRUISE LIKE A NORWEGIAN logos are widely recognized throughout North America and Europe and have considerable value.

Competition

We compete in the multi-night global cruise vacation industry. Although this sector has grown significantly over the past decade, it still remains a relatively small part of the broadly defined global vacation market that has historically been dominated by land-based vacation alternatives. The different cruise brands that make up the global cruise vacation industry historically have been segmented by product offering and service quality into contemporary, premium and luxury cruises. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive than the premium or luxury segments. The premium segment generally is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of services and quality with longer cruises on the smallest ships. We compete primarily with the other Major North American

Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International which comprise the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises which are part of the premium segment. As of December 31, 2011, Norwegian Cruise Line accounted for approximately 12% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations.

Regulatory Issues

Registration of Our Ships

Ten of the ships that we currently operate are registered in the Bahamas. One of our ships, Pride of America, is a U.S.-flagged ship. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ship is subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including, but not limited to, the U.S. Public Health Service, the U.S. Coast Guard, the Food and Drug Administration (“FDA”) and U.S. Department of Labor.

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

In 2012, we received our International Organization for Standardization’s (“ISO”) 9001:2008 certification which is the primary globally accepted standard for quality assurance and quality performance. This is a milestone which sets the stage for quality operations and guest satisfaction. Furthermore, Norwegian is certified under the ISO 14001 Standard. This voluntary standard sets requirements for establishment and implementation of a comprehensive environmental management system which we have adopted for our operations. Currently we operate under an Environmental Management Plan that is incorporated into the SEMS program.

Pursuant to FMC and U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. This includes obtaining Certificates of Financial Responsibility required by the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution.

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

We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, the International Port and Ship Facility Code (“ISPS Code”), was adopted by the IMO in December 2002 and provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues on ships and in ports. We comply with the ISPS Code.

In addition to the requirements of the ISPS Code, the U.S. Congress enacted the Maritime Transportation Security Act of 2002 (“MTSA”), which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the U.S. docking at ports in the U.S. The U.S. Coast Guard has published MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members on such ships. We believe our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential (“TWIC”) is a federal requirement for accessibility into and onto U.S. ports and U.S.-flagged ships. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-1974 SOLAS requirements install automatic sprinkler systems by December 31, 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

IMO adopted an amendment to SOLAS which requires partial bulkheads on stateroom balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. All of our ships are in compliance with the SOLAS amendment. The new SOLAS regulation on Long-Range Identification and Tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to automatically transmit the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

Financial Requirements

The FMC requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 2.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

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

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of its “shipping income” that is derived from sources within the U.S. Currently, we are a partnership for U.S. federal income tax purposes. If our partners fail to qualify for an exemption for our U.S.-sourced shipping income, they will be subject to taxation in the U.S. on such income. We are permitted to make tax distributions to our shareholders to pay such taxes. If the IPO is consummated, since NCLH will be treated as a corporation for U.S. federal income tax purposes, on a going forward basis, NCLH and its subsidiaries would be required to qualify for an exemption in order to avoid U.S. taxation of its U.S.-sourced shipping income.

Generally, “shipping income” is any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses. For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., which we refer to as “U.S.- source international shipping income,” will be considered to be 50% derived from sources within the U.S.

The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no U.S. Treasury Regulations or other IRS guidance with respect to these rules, the applicability of the legislative history described above is not free from doubt.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will generally be considered to be derived from sources within the U.S. Such shipping income will generally not be subject to any U.S. federal income tax. Shipping income attributable to transportation exclusively between U.S. ports will generally be considered to be 100% derived from U.S. sources.

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

The U.S.-source portion of our income that is not shipping income (including our U.S.-flagged operations) is generally subject to the net tax regime. U.S. Treasury Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of cruises which do not enter a foreign port and vary in length from one night to several night cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages. Since we are currently a partnership for U.S. federal income tax purposes, currently, these taxes, if any, would generally be imposed on our shareholders. We are permitted to distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to Section 1446 of the Code, we may withhold such taxes at the partnership level. If NCLH becomes a corporation pursuant to the IPO (as discussed herein), these taxes would be imposed directly on NCLH and its subsidiaries.

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

As described above, we are currently a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are made. In addition, as a partnership, eligibility for the exemption under Section 883 of the Code for our international shipping income is tested by reference to our shareholders rather than to us. Each of our shareholders must meet the requirements of Section 883 of the Code discussed above in order for the exemption to apply to the shipping income allocated to such shareholder. If any of our shareholders were to fail to qualify for the exemption under Section 883 of the Code, such shareholder’s allocable share of our U.S.-source income would be subject to either the net tax regime or to the four percent tax regime, as discussed above. We are permitted to make tax distributions in respect of any such income to our shareholders (or, in some cases, pursuant to Section 1446 of the Code, withhold such taxes at the partnership level).

We believe and have taken the position that substantially all of our income derived from the international operation of ships is properly categorized as shipping income and that we do not have a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, even if our interpretation of Section 883 of the Code is correct, because we are currently treated as a partnership for U.S. federal income tax purposes, the exemption for shipping income is based on our shareholders satisfying complex stock ownership tests under Section 883 of the Code as described above. There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares that could cause our shareholders to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net income tax regime or to the four percent tax regime (either by increasing our permitted tax distributions to our shareholders and/or our required withholding in respect of shareholder level taxes, or by increasing our taxes directly (if the IPO is consummated)), and we can give no assurances on this matter.

If the IPO is consummated, we would become a wholly-owned subsidiary of NCLH which would be treated as a corporation for U.S. federal income tax purposes. At such time, NCLH would be required to satisfy the complex stock ownership tests under Section 883 of the Code. If NCLH or any of its subsidiaries were not to qualify for the exemption under Section 883 of the Code, NCLH or such subsidiary’s U.S.-source income would be subject to either the net tax regime or four percent tax regime (as discussed above). We expect that NCLH and its subsidiaries will satisfy the stock ownership tests imposed under Section 883 of the Code following an IPO and therefore expect that it will qualify for the exemption under Section 883 of the Code. However, as discussed above, there are factual circumstances beyond our control that could cause NCLH to not meet the stock ownership tests. Therefore, we can give no assurances on this matter.

U.S. Taxation of Gain on Sale of Vessels

Provided our partners qualify (or we and our subsidiaries qualify following the IPO) for exemption from tax under Section 883 of the Code in respect of our applicable shipping income, gain from the sale of a vessel likewise should generally be exempt from tax under Section 883 of the Code. If, however, our gain does not, for whatever reason, qualify for exemption under Section 883 of the Code, then such gain could be subject to either the net tax regime or four percent tax regime (determined under rules different from those discussed above).

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

Organizational Structure

Our corporate structure is as follows (1):

(1)	All subsidiaries are 100% owned by their immediate parent company. Please refer to Exhibit 8.1 hereof for a listing of our significant subsidiaries.
(2)	NCL Corporation Ltd. is owned 50% by Genting HK, 37.5% by the Apollo Funds and 12.5% by the TPG Viking Funds.
(3)	Ship-holding companies for our Bahamas-flagged ships.
(4)	Operates our Bahamas-flagged fleet, including a Charter agreement with Genting HK, and performs under contract with NCL America LLC certain marketing, ticket issuance and other services.
(5)	Ship-holding company for our U.S.-flagged ship.
(6)	Operates our U.S.-flagged ship.

Property and Equipment

Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “Item 4—Information on the Company—Our Fleet” and “Item 5—Operating and Financial Review and Prospects—Capital Expenditures.” Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Item 4—Information on the Company-Regulatory Issues—Health and Environment.”

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida where we lease approximately 230,300 square feet of facilities. We also lease approximately (i) 24,300 square feet of office space in Sunrise, Florida for sales; (ii) 25,600 square feet of office space in Honolulu, Hawaii for administrative purposes; (iii) 9,600 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 11,000 square feet of office space in Wiesbaden, Germany for sales and marketing in Europe; and (v) 31,000 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements under this caption “Item 5—Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this annual report, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

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

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

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

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•	increases in our future fuel expenses related to implementing proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors.”

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British Pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

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

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-dock costs), ship insurance, Charter costs and other ship expenses.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship Accounting

Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated residual value of the ship. Improvement costs that we believe add value to our ships are capitalized to the ship and depreciated over the improvements’ estimated useful lives or remaining life of the ship, whichever is less. Repairs and maintenance activities are charged to expense as incurred. We account for Dry-dock costs under the direct expense method which requires us to expense all Dry-dock costs as incurred.

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as staterooms, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2011 would have increased by $5.1 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $26.1 million.

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

Goodwill and other indefinite-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered. We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge. As of December 31, 2011, our annual review supports the carrying value of these assets.

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

Executive Overview

Total revenue increased 10.3% to $2,219.3 million for the year ended December 31, 2011 compared to $2,012.1 million for the year ended December 31, 2010. Net Revenue for the year ended December 31, 2011 increased 10.8% to $1,639.3 million from $1,479.5 million in the same period in 2010 with the addition of Norwegian Epic to the fleet in June 2010 together with an improvement in Net Yield of 3.0%.

Net income increased to $126.9 million in 2011 from $23.0 million in 2010. Operating income increased 37.1% to $316.1 million for the year ended December 31, 2011 from $230.6 million in the same period in 2010. A 24.9% improvement in Adjusted EBITDA (we refer you to our Results of Operations below for a calculation of Adjusted EBITDA) was achieved for the same period as revenue increased due to an increase in capacity, passenger ticket pricing and onboard revenue. Our business improvement measures continued to have an impact even with the increase in the cost of fuel.

IPO

If the IPO is consummated, NCLH expects to use the net proceeds to pay down debt, to fund future capital expenditures and for general corporate purposes. However, there is no assurance regarding the timing of the IPO or whether it will be completed. The securities being offered in the IPO can only be offered by a prospectus and this annual report shall not be deemed to be an offer of any such securities.

Results of Operations

We reported total revenue, total cruise operating expense, operating income and net income as shown in the following table (in thousands):

	$00000000	$00000000	$00000000
	Year Ended December 31,
	2011	2010	2009
Total revenue	$2,219,324	$2,012,128	$1,855,204

Total cruise operating expense	$1,467,876	$1,347,176	$1,289,794

Operating income	$316,112	$230,609	$171,095

Net income	$126,859	$22,986	$66,952

The following table sets forth operating data as a percentage of revenue:

	$00000000	$00000000	$00000000
	Year Ended December 31,
	2011	2010	2009
Revenue
Passenger ticket	70.4%	70.2%	69.7%
Onboard and other	29.6%	29.8%	30.3%

Total revenue	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.5%	18.9%	20.3%
Onboard and other	7.6%	7.6%	8.5%
Payroll and related	13.1%	13.2%	13.6%
Fuel	11.0%	10.3%	8.8%
Food	5.6%	5.7%	6.4%
Other	10.3%	11.3%	11.9%

Total cruise operating expense	66.1%	67.0%	69.5%

Other operating expense
Marketing, general and administrative	11.3%	13.1%	13.0%
Depreciation and amortization	8.3%	8.5%	8.2%

Total other operating expense	19.6%	21.6%	21.2%

Operating income	14.3%	11.4%	9.3%

Non-operating income (expense)
Interest income	—	—	—
Interest expense, net of capitalized interest	(8.6)%	(8.6)%	(6.2)%
Other income (expense)	—	(1.7)%	0.5%

Total non-operating income (expense)	(8.6)%	(10.3)%	(5.7)%

Net income	5.7%	1.1%	3.6%

The following table sets forth selected statistical information:

	$00000000	$00000000	$00000000
	Year Ended December 31,
	2011	2010	2009
Passengers carried	1,530,113	1,404,137	1,318,441
Passenger Cruise Days	10,227,438	9,559,049	9,243,154
Capacity Days	9,454,570	8,790,980	8,450,980
Occupancy Percentage	108.2%	108.7%	109.4%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Year Ended December 31,
	2011	2011 Constant Currency	2010	2009
Passenger ticket revenue	$1,563,363	$1,549,394	$1,411,785	$1,292,811
Onboard and other revenue	655,961	655,961	600,343	562,393

Total revenue	2,219,324	2,205,355	2,012,128	1,855,204
Less:
Commissions, transportation and other expense	410,709	407,065	379,532	377,378
Onboard and other expense	169,329	169,329	153,137	158,330

Net Revenue	$1,639,286	$1,628,961	$1,479,459	$1,319,496

Capacity Days	9,454,570	9,454,570	8,790,980	8,450,980

Gross Yield	$234.74	$233.26	$228.89	$219.53
Net Yield	$173.39	$172.29	$168.29	$156.14

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Year Ended December 31,
	2011	2011 Constant Currency	2010	2009
Total cruise operating expense	$1,467,876	$1,461,966	$1,347,176	$1,289,794
Marketing, general and administrative expense	251,351	250,765	264,152	241,615

Gross Cruise Cost	1,719,227	1,712,731	1,611,328	1,531,409
Less:
Commissions, transportation and other expense	410,709	407,065	379,532	377,378
Onboard and other expense	169,329	169,329	153,137	158,330

Net Cruise Cost	1,139,189	1,136,337	1,078,659	995,701
Less:
Fuel	243,503	243,503	207,210	162,683

Net Cruise Cost Excluding Fuel	$895,686	$892,834	$871,449	$833,018

Capacity Days	9,454,570	9,454,570	8,790,980	8,450,980

Gross Cruise Cost per Capacity Day	$181.84	$181.15	$183.29	$181.21
Net Cruise Cost per Capacity Day	$120.49	$120.19	$122.70	$117.82
Net Cruise Cost Excluding Fuel per Capacity Day	$94.74	$94.43	$99.13	$98.57

Adjusted EBITDA was calculated as follows (in thousands):

	Year Ended December 31,
	2011	2010		2009
Net income	$126,859	$22,986		$66,952
Interest expense, net	190,187	173,672		114,514
Depreciation and amortization expense	183,985	170,191		152,700
Other (income) expense	(934)	33,951	(2)	(10,371)
Other(1)	5,942	4,313		8,459

Adjusted EBITDA	$506,039	$405,113		$332,254

(1)	Includes non-cash compensation and costs related to the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”).
(2)	Includes a $33.1 million charge for foreign exchange contracts associated with the financing of Norwegian Epic.

Year Ended December 31, 2011 (“2011”) Compared to Year Ended December 31, 2010 (“2010”)

Revenue

Total revenue increased 10.3% to $2,219.3 million in 2011 compared to $2,012.1 million in 2010. Net Revenue increased 10.8% in 2011, primarily due to an increase in Net Yield of 3.0% and an increase in Capacity Days of 7.5%. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue. The increase in onboard revenue was primarily due to an increase in revenue from our gaming operations, beverage sales and spa. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010. On a Constant Currency basis, Net Yield increased 2.4% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 9.0% in 2011 compared to 2010 due to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 14.2% increase in average fuel price to $571 per metric ton in 2011 from $500 per metric ton in 2010. Total other operating expense increased slightly compared to 2010 due to an increase in depreciation expense related to Norwegian Epic which entered service in late June 2010 primarily offset by lower general and administrative expenses as a result of ongoing business improvement initiatives and non-recurring expenses related to the launch of Norwegian Epic in 2010. Net Cruise Cost increased 5.6% in 2011 primarily due to an increase in Capacity Days. On a Capacity Day basis, Net Cruise Cost decreased 1.8% primarily due to the decrease in general and administrative expenses discussed above substantially offset by an increase in fuel expense. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 4.4%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased 2.0% and excluding fuel expense decreased 4.7%.

Interest expense, net of capitalized interest, increased to $190.2 million in 2011 from $173.8 million in 2010 primarily due to an increase in average outstanding borrowings related to the financing of Norwegian Epic and higher average interest rates. Other income (expense) was $0.9 million in 2011 compared to $(34.0) million in 2010. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic.

Year Ended December 31, 2010 (“2010”) Compared to Year Ended December 31, 2009 (“2009”)

Revenue

Total revenue increased 8.5% to $2,012.1 million in 2010 compared to $1,855.2 million in 2009. Net Revenue increased 12.1% in 2010, primarily due to an increase in Net Yield of 7.8% and an increase in Capacity Days of 4.0%. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue. The increase in onboard revenue was primarily due to an increase in revenue from our gaming operations, beverage sales and specialty dining. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010, partially offset by the departure of Norwegian Majesty from our fleet in October 2009.

Expense

Total cruise operating expense increased 4.4% in 2010 compared to 2009 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 27.6% increase in average fuel price to $500 per metric ton in 2010 from $392 per metric ton in 2009 as well as an increase in payroll and related expenses, partially offset by a savings in port charge expenses. Total other operating expense increased 10.2% compared to 2009 with an increase in general and administrative expenses, including inaugural expenses for Norwegian Epic, partially offset by lower expenses associated with business improvement initiatives. Net Cruise Cost increased 8.3% in 2010 compared to 2009. Net Cruise Cost per Capacity Day increased 4.1% primarily due to higher fuel expense per Capacity Day. Depreciation and amortization expense increased 11.5% in 2010 compared to 2009 due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

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

Liquidity and Capital Resources

General

As of December 31, 2011, our liquidity was $540.3 million consisting of $58.9 million in cash and cash equivalents and $481.4 million available under our $750.0 million senior secured revolving credit facility. Our main ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

In this section, references to 2011 refer to the year ended December 31, 2011, references to 2010 refer to the year ended December 31, 2010 and references to 2009 refer to the year ended December 31, 2009.

Net cash provided by operating activities was $357.0 million in 2011 as compared to $430.4 million in 2010. In 2010, we received a release of the cash collateral from our service providers of $89.3 million. The change in net cash provided by operating activities also reflects net income of $126.9 million in 2011 compared to net income of $23.0 million in 2010, as well as timing differences in cash receipts and payments relating to operating assets and liabilities. The increase in cash provided by operating activities in 2010 of $430.4 million compared to $117.5 million in 2009 was primarily due to timing differences in cash payments relating to operating assets and liabilities, the release of cash collateral from our service providers in 2010 and an increase in advance ticket sales. These increases were partially offset by transaction losses related to foreign exchange contracts associated with the financing of Norwegian Epic. Net cash provided by operating activities in 2009 was primarily due to net income of $67.0 million partially offset by changes primarily due to timing differences in cash payments relating to operating assets and liabilities.

Net cash used in investing activities was $184.8 million in 2011 (primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway), and $977.5 million and $161.8 million in 2010 and 2009, respectively (primarily related to payments for construction of Norwegian Epic).

Net cash used in financing activities was $168.3 million in 2011 primarily due to repayments of our revolving credit facility and repayments of borrowings related to Norwegian Epic partially offset by borrowings related to the construction of Norwegian Breakaway and Norwegian Getaway. Net cash provided by financing activities was $551.9 million in 2010 primarily due to borrowings related to the delivery of Norwegian Epic and the issuance of our $250.0 million 9.5% Senior Unsecured Notes, partially offset by repayments on our senior secured revolving credit facility and payments on other outstanding loans and loan arrangement fees. Net cash used in financing activities was $91.3 million in 2009 primarily due to payments on outstanding loans and repayments of senior secured revolving credit facilities and loan arrangement fees, primarily offset by the issuance of our $450.0 million 11.75% Senior Secured Notes and draw downs on our $750.0 million Senior Secured Revolving Credit Facility and a contribution from, and other transactions with, Affiliates.

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship construction contracts, and future expected capital expenditures necessary for operations. As of December 31, 2011, anticipated capital expenditures were $225.3 million, $801.0 million and $736.1 million for each of the years ending December 31, 2012, 2013, and 2014, respectively, of which we have export credit financing in place for the expenditures related to ship construction contracts of $119.6 million, $626.5 million and $586.7 million, respectively, based on the euro/U.S. dollar exchange rate as of December 31, 2011.

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2011. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest primarily associated with the construction of Norwegian Breakaway and Norwegian Getaway in 2011 was $16.7 million and associated with the construction of Norwegian Epic was $8.8 million in 2010 and $12.1 million in 2009.

Contractual Obligations

As of December 31, 2011, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$3,031,768	$195,563	$457,199	$1,134,903	$1,244,103
Capital leases(2)	6,313	5,019	1,294	—	—
Operating leases(3)	44,298	6,669	12,462	9,968	15,199
Ship purchases(4)	1,458,524	119,565	1,338,959	—	—
Port facilities(5)	145,771	22,527	47,418	44,223	31,603
Interest(6)	811,082	155,581	288,765	245,304	121,432
Other(7)	64,955	39,093	17,087	7,427	1,348

Total	$5,562,711	$544,017	$2,163,184	$1,441,825	$1,413,685

(1)	Net of unamortized original issue discount of $4.1 million.
(2)	Primarily for tour buses and equipment for Norwegian Epic.
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Contractual obligations for Norwegian Breakaway and Norwegian Getaway, based on the euro/U.S. dollar exchange rate of 1.2961 as of December 31, 2011. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of a New York City cruise terminal and Islas de la Bahia, Bermuda, New Orleans and Miami port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of December 31, 2011.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the year ended December 31, 2010, our service providers released in aggregate $89.3 million of collateral which was previously included in other long-term assets in our consolidated balance sheet.

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

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of December 31, 2011.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Qualitative and Quantitative Disclosures about Market Risk

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. The financial impacts of these derivative instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivatives with the underlying risk being hedged. We do not hold or issue derivatives for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our consolidated financial statements, Note 6 “Fair Value Measurements and Derivatives.”

Interest Rate Risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of December 31, 2011, 35% of our debt was fixed and 65% was variable. Based on our December 31, 2011 outstanding variable rate debt balance, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $19.9 million excluding the effects of capitalization of interest.

Foreign Currency Exchange Rate Risk

Our exposure to market risk for fluctuations in foreign currency exchange rates relates primarily to ship construction contracts. As of December 31, 2011, we had foreign currency options consisting of call options with deferred premiums to hedge the exposure to upward movements in foreign currency exchange rate risk related to our ship construction contracts denominated in euros. These options hedge the foreign currency exchange rate risk on a portion of the final payments on our ship construction contracts. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premiums and not exercise the options. As of December 31, 2011, the remaining payments not hedged aggregate €740 million, or $960 million based on the euro/U.S. dollar exchange rate as of December 31, 2011. We estimate that a 10% change in the euro as of December 31, 2011 would result in a $96 million change in the U.S. dollar value of the foreign currency denominated remaining payments.

Fuel Price Risk

Our exposure to market risk for changes in fuel prices relates to the forecasted purchases of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expense, was 16.6%, 15.4% and 12.6% for the years ended December 31, 2011, 2010 and 2009, respectively. From time to time, we use fuel derivative agreements to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2011, we had hedged approximately 78% and 30% of our 2012 and 2013 projected fuel purchases, respectively. We estimate that a 10% increase in our weighted-average fuel price would increase our anticipated 2012 fuel expense by $27.7 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements and fuel collars and options of $18.7 million. Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, creditworthiness of the counterparty and the Company, as well as other data points (we refer you to our consolidated financial statements, Note 6 “Fair Value Measurements and Derivatives”).

Off-Balance Sheet Transactions

None.

Related Party Transactions

We refer you to “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for details of our related party transactions.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our business and affairs are managed by our Board of Directors consisting of seven members.

The following table sets forth certain information regarding our directors, executive officers and key employees as of February 22, 2012:

Name	Age	Position
Tan Sri Lim Kok Thay	60	Chairman of our Board of Directors
David Chua Ming Huat	49	Director
Marc J. Rowan	49	Director
Steve Martinez	43	Director
Adam M. Aron	57	Director
Walter L. Revell	77	Director, Chairman of the Audit Committee
Karl Peterson	41	Director
Kevin M. Sheehan	58	President and Chief Executive Officer
Wendy A. Beck	47	Executive Vice President and Chief Financial Officer
Andrew Stuart	48	Executive Vice President, Global Sales and Passenger Services
Daniel S. Farkas	43	Senior Vice President, General Counsel and Secretary

All the executive officers and key employees listed above hold their offices at the pleasure of our Board of Directors, subject to rights under any applicable employment agreements. There are no family relationships between or among any directors and executive officers.

Tan Sri Lim Kok Thay became the Chairman of our Board of Directors of the Company on December 16, 2003. Since 2007, Tan Sri Lim has been Chairman and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; generation and supply of electric power and oil and gas exploration activities. Since 2006, 2008 and 2005, respectively, Tan Sri Lim has also been Chairman and Chief Executive of Genting Malaysia Berhad, the Chief Executive of Genting Plantations Berhad, both of which are publicly listed companies in Malaysia, and the Executive Chairman of Genting Singapore PLC, a public company listed on the Singapore Stock Exchange. Genting Malaysia, Genting Plantations, and Genting Singapore are subsidiaries of Genting Berhad. Since 1990, Tan Sri Lim has been a director of Golden Hope Limited (acting as trustee of the Golden Hope Unit Trust) which is the principal shareholder of Genting HK; he is also the Chairman and Chief Executive Officer of Genting HK, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with Genting HK since its formation in 1993. Tan Sri Lim was also involved in the development of Resorts World Genting in Malaysia, formerly known as Genting Highlands Resort, and the overall concept and development of the Burswood Resort in Perth, Australia and the Adelaide Casino in South Australia. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979. Tan Sri Lim has over 30 years of experience investing in, managing and/or serving on the boards of directors of companies operating in the travel and leisure industries and has served as chairman of board of directors of several entities. In light of our ownership structure and Tan Sri Lim’s position with Genting HK and his experience, we believe that it is appropriate for Tan Sri Lim to serve as Chairman of our Board of Directors of the Company.

David Chua Ming Huat became a director of the Company in 2008. He has served as President of Genting HK since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with extensive knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business. He was a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad from April 1998 to May 2002. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada. Mr. Chua has over 15 years of management experience in a diverse range of industries with particular emphasis in securities trading and investments, corporate finance and corporate advisory work and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Chua’s position with Genting HK and his business experience, we believe that it is appropriate for Mr. Chua to serve as a director of the Company.

Marc J. Rowan became a director of the Company in January 2008. Mr. Rowan co-founded Apollo in 1990 and has been a Senior Managing Director of Apollo Global Management, LLC since 2007. In addition, Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Group Ltd. and Caesars Entertainment Corporation, as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Countrywide Holdings, Ltd., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance. Mr. Rowan has over 20 years of experience in the private equity industry, has focused on the analysis, assessment and capitalization of new acquisitions and existing portfolio companies and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Rowan’s position with Apollo and his business experience, we believe that it is appropriate for Mr. Rowan to serve as a director of the Company.

Steve Martinez became a director of the Company in January 2008. Mr. Martinez has been a partner of Apollo since 2007. Mr. Martinez currently serves on the board of directors of Prestige Cruise Holdings, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; the parent company of Rexnord Industries, a diversified manufacturer of engineered products; Principal Maritime, an ocean transportation services company; Veritable Maritime, an owner of crude oil tankers; and Hughes Telematics, an information services company. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global, Jacuzzi Brands and Hayes-Lemmerz International. Mr. Martinez is also active in charitable activities, and currently serves as Co-Chairman of the Northeast Advisory Board of the Hispanic Scholarship Fund. Prior to joining Apollo, Mr. Martinez was a member of the mergers and acquisitions department of Goldman, Sachs & Co. with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received a Master’s of Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively. Mr. Martinez has over 15 years of experience in analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Martinez participated in the diligence of the Apollo Funds’ investment in the Company and provides our Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Martinez’ position with Apollo and his business experience, we believe that it is appropriate for Mr. Martinez to serve as a director of the Company.

Adam M. Aron became a director of the Company in January 2008. Since 2006, he has been Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo. Mr. Aron has previously served as President and CEO of Norwegian Cruise Line, from 1993 to 1996, Senior Vice President of Marketing for United Airlines, from 1990 to 1993, Senior Vice President-Marketing for Hyatt Hotels Corporation, from 1987 to 1990, and most recently as Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc., from 1996 to 2006. Mr. Aron currently serves on the board of directors of Cap Juluca Properties Ltd., E-miles, Inc., Starwood Hotels and Resorts Worldwide and Prestige Cruise Holdings, Inc., the parent company of Oceania Cruises, Inc. and Regent Seven Seas Cruises. He is a member of the Council on Foreign Relations, and is a former member of the Young Presidents’ Organization, Business Executives for National Security; the former First Vice Chairman of the Travel Industry Association of America; and Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron was selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation from 2000 through 2006, and was a delegate to President Clinton’s 1995 White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College. Mr. Aron has 32 years of experience managing companies operating in the travel and leisure industries and provides our Board of Directors with, among other skills, valuable insight and perspective on the travel and leisure operations of the Company. In light of Mr. Aron’s business experience, we believe that it is appropriate for Mr. Aron to serve as a director of the Company.

Walter L. Revell became a director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Since 1984, Mr. Revell has been Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Since 1994, 2002 and 1990, respectively, Mr. Revell has also served as a director of The St. Joe Company, a publicly traded company that is Florida’s largest private land owner and a major real estate developer, as a director of International Finance Bank in Miami, Florida and as a director of Edd Helms Group in Miami, Florida. Since 1990, he has also served as Chairman of the Board and Chief Executive Officer of Pinehurst Development, Inc., a family owned company, and serves on the Executive Committee, the Board of Trustees and as Chairman of the Construction Committee of the Miami Science Museum. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials and Sun Banks of Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and has been a member of The Florida Council of 100 since

1972. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco. Mr. Revell has 40 years of business experience investing and operating in a diverse range of industries and has significant experience serving on boards of directors. In light of Mr. Revell’s business experience, we believe that it is appropriate for Mr. Revell to serve as a director of the Company.

Karl Peterson became a director of the Company in July 2008. He is a partner of TPG Capital, a member of that firm’s Management Committee and co-head of the firm’s EMEA efforts. Since rejoining TPG Capital in 2004, Mr. Peterson has led TPG Capital’s investment activities in travel and leisure and media and entertainment sectors and starting in 2009 he assumed responsibility for leading the firm’s investments in financial services. Prior to 2004, he was President and Chief Executive Officer of Hotwire, Inc. Mr. Peterson led Hotwire, Inc. from inception through its highly successful sale to IAC/InterActiveCorp for $680 million in 2003. Before his work at Hotwire, Inc., Mr. Peterson was a principal of TPG Capital in San Francisco. Prior to joining TPG Capital in 1995, Mr. Peterson was an investment banker in the Mergers & Acquisitions Department and the Leveraged Buyout Group of Goldman, Sachs & Co. from 1992 to 1995. He graduated with high honors from the University of Notre Dame, where he earned a B.B.A. in finance and business administration and was elected to Beta Gamma Sigma. Mr. Peterson currently serves on the board of directors of Caesars Entertainment Corporation and Sabre Holdings Corporation. Mr. Peterson has 15 years of experience in analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Peterson participated in the diligence of the TPG Viking Funds’ investment in the Company and provides our Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Peterson’s position with TPG Capital and his business experience, we believe that it is appropriate for Mr. Peterson to serve as a director of the Company.

Kevin M. Sheehan has served as the President and Chief Executive Officer of the Company since August 2010. He has served as the Chief Executive Officer of the Company since November 2008 and as President since August 2010 and previously from August 2008 through March 2009. Mr. Sheehan also served as Chief Financial Officer of the Company from November 2007 through September 2010. Prior to joining us, he spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing full time at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. Prior to that, Mr. Sheehan served a nine-year career with Cendant as Chairman and Chief Executive Officer of their Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express. Prior to that he was Cendant’s Chief Financial Officer and initially served as President and Chief Financial Officer of Avis Group. He is a graduate of Hunter College and the New York University Graduate School of Business. Mr. Sheehan serves on the board of directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE: “GHS”) and serves on the board of directors of Dave and Buster’s (NYSE: “DAB”) and the Steamship Mutual Underwriting Limited. He also serves as Chairman of the Florida Caribbean Cruise Association’s Executive Committee and on the Executive Committee of the Cruise Line International Association.

Wendy A. Beck has served as the Executive Vice President and Chief Financial Officer since September 2010. Prior to joining us, Ms. Beck served as Executive Vice President and Chief Financial Officer of Domino’s Pizza, Inc. from May 2008 to August 2010. Prior to that she served as Senior Vice President, Chief Financial Officer and Treasurer of Whataburger Restaurants, LP from May 2004 through April 2008 and served as their Vice President and Chief Accounting Officer from August 2001 through April 2004. Ms. Beck was also employed at Checkers Drive-In Restaurants, Inc. from 1993 though July 2001, serving as their Vice President, Chief Financial Officer and Treasurer from 2000 through July 2001. Ms. Beck currently sits on the board of directors and audit committee for Spartan Stores, Inc. (NASDAQ: SPTN). Ms. Beck holds a Bachelor of Science degree in Accounting from the University of South Florida and is a Certified Public Accountant.

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. From April 2008 through September 2008, he held the position of Executive Vice President and Chief Product Officer. From September 2003 through March 2008, he served as Executive Vice President of Marketing, Sales and Passenger Services. Prior to that, he was our Senior Vice President of Passenger Services as well as Vice President of Sales Planning. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

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

Compensation of Directors and Executive Officers

The aggregate cash compensation paid to our directors and executive officers for the year ended December 31, 2011 was $12.0 million.

Share Option Scheme for Shares of Genting HK

Certain directors and employees of Genting HK and NCL Corporation Ltd. were granted options to purchase shares of Genting HK under the legacy Star Cruises Employees Share Option Scheme for Executives. No grants were made in 2011, 2010 and 2009 and it is not anticipated that any further options will be granted. All options outstanding under this plan are vested and exercisable.

Profits Sharing Agreement

In April 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees of the Company. These interests generally vest with the holders based on a combination of performance-based vesting metrics and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. The Apollo Funds, Genting HK and the TPG Viking Funds are entitled to initially receive any distributions made by the Company, pro rata based on their shareholdings in the Company. Once the Apollo Funds, Genting HK and the TPG Viking Funds receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

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

Long-Term Incentive Plan. We maintain a long-term cash incentive plan (“LTIP”) for senior shipboard officers. This plan is based on Company performance, with certain terms and conditions, over a five year period beginning January 2011.

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

Supplemental Executive Retirement Plan. We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan. As of December 31, 2011 and 2010, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.7 million and $0.9 million, respectively.

We recorded expenses related to the above 401(k) Plan and the SERP of $2.6 million, $2.7 million and $3.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

The purpose of the Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of our financial statements; (ii) the performance of the internal audit services function; (iii) the engagement of the independent auditor and the evaluation of the independent auditor’s qualification, independence and performance; and (iv) compliance by us with legal and regulatory requirements. The Audit Committee has established a written charter which describes the purpose, organization, authority and responsibilities of the Audit Committee. Mr. Revell is the chair of, and he, and Mr. Martinez, serve on our Audit Committee. Our Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations.

The purpose of the Compensation Committee is to assist our Board of Directors in fulfilling its overall responsibilities with respect to: (i) the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters; (ii) the review and approval of the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and (iii) providing oversight concerning selection of officers, management succession planning, performance of individual executives and related matters. The members of the Compensation Committee are Marc J. Rowan, Steve Martinez and Tan Sri Lim Kok Thay.

Employees

The following table shows the divisional allocation of our employees.

	December 31,
	2011	2010	2009
Shipboard(1)	12,029	11,850	10,149
Shoreside	2,043	1,919	1,758

Total	14,072	13,769	11,907

(1)	Does not include crew members that were on leave as of the respective dates.

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

The table below sets forth the current information regarding the beneficial ownership of the ordinary shares of the Company, and shows the number of ordinary shares and percentages currently owned by:

•	each person that is a beneficial owner of more than 5% of our outstanding equity securities;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and named executive officers as a group.

Name and Address	Number and Percent of Shares Beneficially Owned
	Number	Percent
Genting HK(1)	10,500,000	50.0%
Apollo Funds(2)	7,875,000	37.5%
TPG Viking Funds(3)	2,625,000	12.5%
Tan Sri Lim Kok Thay(1)(4)		*
David Chua Ming Huat(1)(4)		*
Marc J. Rowan(2)(5)		*
Steve Martinez(2)(5)		*
Adam M. Aron(2)(5)		*
Karl Peterson(6)		*
Walter L. Revell		*
All directors and named executive officers as a group (11 persons)		*

*	less than 1%
(1)	Genting HK owns our ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary. The address of each of Genting HK and Star NCLC Holdings Ltd. is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR. As of December 31, 2011, the principal shareholders of Genting HK are:

Percentage Ownership in Genting HK
Golden Hope Limited (“GHL”)(a)	45.31%
Genting Malaysia Berhad (“GENM”)(b)	18.44%

(a)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by IFG International Trust Company Limited as trustee of a discretionary trust the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”).
(b)	GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest.

As a result, an aggregate of 63.75% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of December 31, 2011.

(2)

Includes an aggregate of 7,875,000 ordinary shares owned of record by NCL Investment Ltd. and NCL Investment II Ltd. Under the terms of our shareholders agreement, NCL Investment Ltd. and NCL Investment II Ltd. have the right to vote the ordinary shares held by the affiliates of Genting HK and the TPG Viking Funds, subject to certain exceptions. One or more of the other Apollo Funds are the shareholders of each of NCL Investment Ltd. and NCL Investment II Ltd., respectively. Apollo Management VI, L.P. serves as the manager of, and Apollo Advisors VI, L.P. or Apollo Advisors VI (EH), L.P. serves as the general partner or managing general partner of, each of the Apollo Funds other than NCL Investment Ltd. and NCL Investment II Ltd. Apollo Management VI, L.P. is an investment manager affiliated with Apollo Management Holdings, L.P. and its general partner, Apollo Management Holdings GP, LLC. Apollo Advisors VI, L.P. is an investment advisor affiliated with Apollo Principal Holdings I, L.P. and its general partner, Apollo Principal Holdings I GP, LLC, and Apollo Advisors VI (EH), L.P. is an investment advisor affiliated with Apollo Principal Holdings III, L.P. and its general partner, Apollo Principal Holdings III GP, Ltd. Leon Black, Joshua Harris and Marc Rowan are the managers of Apollo Principal Holdings I GP, LLC, the directors of Apollo Principal Holdings III GP, Ltd., and the managers, as well as principal executive officers, of Apollo Management Holdings GP, LLC, and as such, effectively have the power to exercise voting and investment control with respect to the ordinary shares held of record or beneficially owned by any of the Apollo Funds or the other Apollo entities described above. The Apollo Funds, each of the other Apollo entities described above, and each of Messrs. Black, Harris and Rowan, disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for NCL Investment Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address for each of Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Advisors VI, L.P., Apollo Principal Holdings I, L.P. and Apollo Principal Holdings I GP, LLC is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address for each of NCL Investment II Ltd., AIF VI NCL (AIV), L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Advisors VI (EH), L.P., Apollo Principal Holdings III, L.P. and Apollo Principal Holdings III GP, Ltd. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address for Apollo Management VI, L.P., Apollo Management Holdings, L.P., Apollo Management Holdings GP, LLC, and Messrs. Black, Harris and Rowan is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

(3)	Includes (i) 1,957,525 ordinary shares held by TPG Viking I, L.P., a Cayman Islands exempted limited partnership (“Viking I”), (ii) 576,118 ordinary shares held by TPG Viking II, L.P., a Cayman Islands exempted limited partnership (“Viking II”), and (iii) 91,357 ordinary shares held by TPG Viking AIV-III, L.P., a Delaware limited partnership (“Viking AIV” and, together with Viking I and Viking II, the “TPG Viking Funds”). The general partner of each of the TPG Viking Funds is TPG Viking AIV GenPar, L.P. (“Viking AIV GenPar”), a Cayman Islands exempted limited partnership, whose general partner is TPG Viking AIV GenPar Advisors V-AIV, Inc. (“Advisors V”), a Cayman Islands company, whose sole shareholder is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman Islands exempt limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman Islands company, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors V and may therefore be deemed to be the beneficial owners of the ordinary shares held by the TPG Viking Funds (the “TPG Shares”). The address of each of the TPG Viking Funds, Group Advisors V and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(4)	Although each of Tan Sri Lim Kok Thay and David Chua Ming Huat may be deemed a beneficial owner of shares of the Company beneficially owned by Genting HK due to his status as a director or officer (and, in the case of Tan Sri Lim Kok Thay, his status as a shareholder) of Genting HK, each such person disclaims beneficial ownership of any such shares, except in the case of Tan Sri Lim Kok Thay, to the extent of any indirect pecuniary interests therein. The address of Tan Sri Lim Kok Thay and David Chua Ming Huat is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.
(5)	Each of Messrs. Rowan, Martinez and Aron is affiliated with Apollo as a senior partner, partner or consultant of Apollo. Each such person disclaims beneficial ownership of any of our ordinary shares that are beneficially owned by any of the Apollo Funds or any of Apollo’s other affiliates. The address of Messrs. Rowan, Martinez and Aron is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(6)	Mr. Peterson is one of our directors and also a partner of TPG Capital, which in turn is an affiliate of the TPG Viking Funds. Mr. Peterson does not have voting or investment power over, and disclaims beneficial ownership in, the TPG Shares. The address of Mr. Peterson is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Item 8.	Financial Information

We refer you to “Item 18—Financial Statements” beginning on page F-2.

Legal Proceedings

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

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

Memorandum of Association and Bye-laws/Shareholder Rights

Dividend Rights

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each ordinary share is entitled to dividends if and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents.

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

In addition, our Board of Directors are required to refuse to register a transfer unless all applicable consents have been obtained. As a matter of Bermuda law, a transfer of shares will require prior approval from the Bermuda Monetary Authority. Subject to these restrictions, a holder of ordinary shares may transfer the title to all or any of his or her or its ordinary shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances permit) or in such other form as our Board of Directors may accept. The instrument of transfer must be signed by both the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

Our bye-laws provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the written resolution of our shareholders, except that the removal of directors and auditors cannot be done by written resolution. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year unless the shareholders specifically resolve to dispense with the holding of annual general meetings. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. The notice requirement for general meetings is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more shareholders present, in person or by proxy, and representing in excess of 50% of the total issued voting shares.

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

Our bye-laws provide that the shareholders entitled to vote for the election of directors may, at any special general meeting called for that purpose, remove a director for any reason, provided that the notice of any such meeting convened for the purpose of removing a director contains a statement of the intention to remove the director and is served on that director at least 14 days before the meeting. The director is entitled to be heard at the meeting on the motion for his or her removal. Any vacancy created by the removal of a director at a special general meeting may be filled at the meeting by a resolution of the shareholders, or, in the absence of such election, by our Board of Directors.

Proceedings of our Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our Board of Directors and our Board of Directors may exercise all powers of the Company to borrow money and to mortgage or charge any of our undertaking, property and uncalled capital (or any part thereof) and may issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party. There is no requirement in our bye-laws or Bermuda law that directors hold any of our shares or that our directors must retire at a certain age.

Our directors may be paid all reasonable travel, hotel and other expenses properly incurred by them in attending and returning from meetings of our Board of Directors or general meetings of the Company, acting as committee members appointed by our Board of Directors or otherwise in connection with our business or their duties as directors. Under Bermuda law, a director shall be deemed not to be acting honestly and in good faith if he fails to disclose at the first opportunity at a meeting of directors or by writing to the directors: (i) his or her interest in any material contract or proposed material contract with the Company or any of its subsidiaries; or (ii) his or her material interest in any person that is a party to a material contract or proposed material contract with the Company.

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

Our bye-laws provide that the bye-laws may only be amended in the manner provided for in the Companies Act and with the unanimous approval of our Board of Directors and the approval of a majority of the shareholders of the Company.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholders’ shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders’ meeting to appraise the fair value of those shares.

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

Material Contracts

On July 22, 2010, we entered into supplemental deeds amending our Existing ECF Facilities (defined below) to, among other things, allow (i) the Company to purchase two new ships, (ii) the incurrence of indebtedness in connection with the acquisition of such new ships, and (iii) the Company to pay a limited amount of dividends after payment of certain indebtedness and listing NCLH’s ordinary stock on an approved stock exchange. These amendments became effective in November 2010 upon our prepayment of $100.0 million under certain of our Existing ECF Facilities.

We refer to the following senior secured credit facilities as our “Existing ECF Facilities”:

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

On September 24, 2010, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build two new ships with financing commitments in place from a syndicate of banks for export credit financing. Each ship will approximate 144,000 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2011.

On November 9, 2010, we issued $250.0 million aggregate principal amount of 9.50% Senior Unsecured Notes due 2018 in a private offering that was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to an indenture, dated as of November 9, 2010, among NCL Corporation Ltd., as issuer, and U.S. Bank National Association, as trustee. The net proceeds from this transaction were used to repay portions of our outstanding indebtedness.

On November 9, 2010, we entered into a registration rights agreement in connection with the offering of 9.50% Senior Unsecured Notes due 2018 discussed above requiring the Company to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the notes for new notes evidencing the same continuing indebtedness and with substantially identical terms except that the new notes would not be subject to restrictions on transfer. In 2011, we completed the exchange offer pursuant to an effective registration statement.

On November 18, 2010, we entered into agreements with a syndicate of international banks to provide for financing (the “Newbuild Financing Arrangements”) for approximately 90% of the contract price of the two new ships. The Newbuild Financing Arrangements are composed of two export credit facilities and two related term loan facilities.

The export credit facilities represent aggregate commitments of up to approximately €1,060 million, or $1,374 million based on the euro/U.S. dollar exchange rate as of December 31, 2011. Each export credit facility corresponds to one of the new ships, and the subsidiary that will own such new ship is the borrower under that facility. Each export credit facility is secured by, among other things, pledges of the equity of the subsidiary that is the borrower under such facility, assignments of that borrower’s rights in the contracts related to the construction of such new ship, and a guarantee by NCL Corporation Ltd. Upon delivery, each export credit facility will be secured by a first priority mortgage in the relevant new ship and certain other security related thereto.

The two term loan facilities provide for borrowings by each of Norwegian Jewel Limited and Pride of Hawaii, LLC, respectively, and each term loan facility contains a separate tranche related to each new ship. The term loan facilities represent aggregate capacity of up to approximately €126 million, or $163 million based on the euro/U.S. dollar exchange rate as of December 31, 2011. Each term loan facility is secured by, among other things, fourth priority mortgages over Norwegian Jewel and Norwegian Jade, respectively, related subordinated security interests in connection therewith, and a guarantee by NCL Corporation Ltd.

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

On November 29, 2011, we entered into amendments to the 2010 term loan facilities for Norwegian Jewel Limited and Pride of Hawaii, LLC regarding conditions to the reallocation of commitments between the facilities.

Exchange Controls

None.

Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares or holders of our $450.0 million 11.75% Senior Secured Notes due 2016 and our $250.0 million 9.50% Senior Unsecured Notes due 2018. Furthermore, NCL Corporation Ltd. has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 31, 2035 be applicable to it or to any of its operation or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property of leasehold interest in Bermuda held by it. We pay annual government fees.

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

We refer you to “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk,” for information about our market risk.

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included on page F-1.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

	Total Fees Year Ended December 31,
	2011	2010
	(in thousands)
Fees:
Audit	$1,582	$1,724
Audit related	25	—
Tax	58	120
All other	2	2

Total	$1,667	$1,846

Audit fees are the aggregate fees billed by PricewaterhouseCoopers LLP (“PwC”) in connection with the audit of our regulatory and statutory reports, issuance of comfort letters and our Sarbanes-Oxley 404 attestation.

Audit related fees in 2011 were in connection with risk assessments performed.

Tax fees in 2011 and 2010 were in connection with tax return preparation and other tax services related to U.S. and foreign jurisdictions.

All other fees for 2011 and 2010 related to the PwC annual on-line subscription research tool.

Audit Committee Pre-Approval Policies and Procedures

Pursuant to the terms of its charter, the Audit Committee approves all audit and non-audit services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee has considered and determined that the services provided by PwC are compatible with maintaining PwC’s independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-2 to F-28 of this annual report.

Item 19.	Exhibits

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

NCL Corporation Ltd.

By:	/s/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

NCL Corporation Ltd.

By:	/s/ WENDY A. BECK
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date: February 22, 2012

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of NCL Corporation Ltd. (incorporated by reference to Exhibit 3.(A) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*

1.2	Amended and Restated Bye-Laws of NCL Corporation Ltd. dated January 7, 2008 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.1	Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.2	Joinder, dated January 8, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.3	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.4	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and NCL Investment II Ltd. (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.5	Indenture, dated November 12, 2009, by and among NCL Corporation Ltd. as Issuer and Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited as subsidiary guarantors and US Bank National Association as Indenture Trustee with respect to $450 million 11.75% Senior Notes due 2016 (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-170141)).*

2.6	Indenture, dated November 9, 2010, by and among NCL Corporation Ltd. as Issuer and U.S. Bank National Association as Indenture Trustee with respect to $250.0 million 9.50% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Form S-1 filed on December 15, 2010 (File No. 333-170141)).*

2.7	Registration Rights Agreement, dated November 9, 2010, by and among NCL Corporation Ltd. and Deutsche Bank Securities Inc. with respect to $250.0 million 9.50% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Form S-1 filed on December 15, 2010 (File No. 333-170141)).*

4.1	€298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(E) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*+

4.2	Supplemental Amendments, to €298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.3	Facility Agreement, dated as of September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.4	€334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, by and among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(H) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*++

4.5	First Supplemental Deed, dated as of September 30, 2005, to €334.1 million Norwegian Jewel Loan, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.6	€308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(I) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*++

4.7	Second Supplemental Deed, dated as of September 30, 2005, to €308.1 million Pride of Hawai’i Loan, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

Exhibit Number	Description of Exhibit

4.8

Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank (incorporated by reference to Exhibit 10.(A) to our F-4 filed on October 3, 2005

(File No. 333-128780)).*

4.9	Up to €624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks (incorporated by reference to Exhibit 4.24 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.10	Seventh Supplemental Deed to €258.0 million Pride of America Loans and Sixth Supplemental Deed to €40.0 million Pride of America Loans, both dated November 13, 2006, to €298.0 million Pride of America Loans, dated as of April 4, 2003, as amended, by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.11	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.12	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.13	Third Supplemental Deed, dated November 13, 2006, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.14	First Supplemental Deed, dated November 13, 2006, to up to €624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.15	€662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A. (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.16	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.17	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.18	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.19	Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

4.20	Second Supplemental Deed, dated December 21, 2007, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

Exhibit Number	Description of Exhibit

4.21	Fourth Supplemental Deed, dated December 21, 2007, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.22	Eighth Supplemental Deed to €258.0 million Pride of America Loan and Seventh Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated December 21, 2007, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.23	Fourth Supplemental Deed, dated December 21, 2007, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.24	Fifth Supplemental Deed, dated February 10, 2008, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.25	Third Supplemental Deed, dated December 21, 2007, to Facility Agreement, dated as of September 23, 2005, as amended, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.26

First Supplemental Deed, dated December 21, 2007, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.63 to our annual report on

Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.27	Amendment No. 1, dated December 1, 2006, Amendment No. 2, dated March 20, 2007, Amendment No. 3, dated July 31, 2007, and Amendment No. 4, dated December 10, 2007, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*++

4.28	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.29	AOM No. 5, dated November 11, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.30	Second Supplemental Deed, dated April 24, 2008, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F filed on April 7, 2009 (File No. 333-128780)).*+

4.31	Bareboat Charter Agreement, dated January 2, 2009, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F filed on April 7, 2009 (File No. 333-128780)).*+

4.32	Third Supplemental Deed, dated April 2, 2009, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.33 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

Exhibit Number	Description of Exhibit

4.33	Third Supplemental Deed, dated April 2, 2009, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.34 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.34	Fifth Supplemental Deed, dated April 2, 2009, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.35 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.35	Ninth Supplemental Deed to €258.0 million Pride of America Loan and Eighth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated April 2, 2009, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.36 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.36	Sixth Supplemental Deed, dated April 2, 2009, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.37 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.37	First Lien Intercreditor Agreement, dated November 12, 2009, by and among Nordea Bank Norge ASA and U.S. Bank National Association (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-128780)).*

4.38	$750 million Credit Agreement, dated October 28, 2009, by and among NCL Corporation Ltd., various lenders and Nordea Bank Norge ASA (incorporated by reference to Exhibit 4.39 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.39	Amendment No. 5, dated February 2, 2010, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 10.45 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.40	Seventh Supplemental Deed, dated October 19, 2009, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.41	Eighth Supplemental Deed, dated July 22, 2010, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.42	Ninth Supplemental Deed, dated November 18, 2010, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.27 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.43	Sixth Supplemental Deed, dated July 22, 2010, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.44	Seventh Supplemental Deed, dated November 18, 2010, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.45	Tenth Supplemental Deed to €258.0 million Pride of America Loan and Ninth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated July 22, 2010, by and among Pride of America Ship Holding, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

Exhibit Number	Description of Exhibit

4.46	Eleventh Supplemental Deed to €258.0 million Pride of America Loan and Tenth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated November 18, 2010, by and among Pride of America Ship Holding, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.47

Fourth Supplemental Deed, dated July 22, 2010, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to Form S-1 filed on January 31, 2011

(File No. 333-170141)).*+

4.48	Fourth Supplemental Deed, dated June 9, 2010, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among Norwegian Epic, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.41 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.49	Fifth Supplemental Deed, dated July 22, 2010, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among Norwegian Epic, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.42 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.50	Shipbuilding Contract for Hull No. S.678, dated September 24, 2010, by and among Meyer Werft GMBH, Breakaway One, Ltd. and NCL Corporation Ltd. (incorporated by reference to Exhibit 10.55 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.51	Shipbuilding Contract for Hull No. S.692, dated September 24, 2010, by and among Meyer Werft GMBH, Breakaway Two, Ltd. and NCL Corporation Ltd. (incorporated by reference to Exhibit 10.56 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.52	€529.8 million Breakaway One Credit Agreement, dated November 18, 2010, by and among Breakaway One, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.57 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.53	€529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, by and among Breakaway Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.58 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.54	First Amendment, dated December 21, 2010, to €529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, by and among Breakaway Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.59 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.55	€126.1 million Pride of Hawai’i Credit Agreement, dated November 18, 2010, by and among Pride of Hawaii LLC and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.60 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.56	€126.1 million Norwegian Jewel Credit Agreement, dated November 18, 2010, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.61 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.57

Bareboat Charter Agreement, dated August 27, 2010, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 10.52 to Amendment No. 2 to Form S-1 filed on January 31, 2011

(File No. 333-170141)).*+

4.58	First Amendment, dated November 29, 2011, to €126.1 million Norwegian Jewel Credit Agreement, dated as of November 18, 2010, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.

4.59	First Amendment, dated November 29, 2011, to €126.1 million Pride of Hawai’i Credit Agreement, dated as of November 18, 2010, by and among Pride of Hawaii, LLC and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.

4.60	Employment Agreement by and between NCL (Bahamas) Ltd. and Kevin M. Sheehan, entered into on May 8, 2009, and effective on November 6, 2008 (incorporated herein by reference to Exhibit 10.62 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

Exhibit Number	Description of Exhibit

4.61	Employment Agreement by and between NCL (Bahamas) Ltd. and Wendy A. Beck, entered into on October 21, 2010 and effective on September 20, 2010 (incorporated herein by reference to Exhibit 10.63 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.62	Employment Agreement by and between NCL (Bahamas) Ltd. and Andrew Stuart, entered into on July 9, 2008 (incorporated herein by reference to Exhibit 10.64 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.63	Employment Agreement by and between NCL (Bahamas) Ltd. and Maria Miller, entered into on June 1, 2009 (incorporated herein by reference to Exhibit 10.65 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.64	Employment Agreement by and between NCL (Bahamas) Ltd. and Robert Becker, entered into on March 17, 2008 (incorporated herein by reference to Exhibit 10.66 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

8.1	List of subsidiaries of NCL Corporation Ltd.

12.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference.
+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

NCL Corporation Ltd.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of NCL Corporation Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit card fees and certain sales incentives in 2011.

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

/s/ PricewaterhouseCoopers LLP

Miami, Florida

February 22, 2012

NCL Corporation Ltd.

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2011	2010	2009
Revenue
Passenger ticket	$1,563,363	$1,411,785	$1,292,811
Onboard and other	655,961	600,343	562,393

Total revenue	2,219,324	2,012,128	1,855,204

Cruise operating expense
Commissions, transportation and other	410,709	379,532	377,378
Onboard and other	169,329	153,137	158,330
Payroll and related	290,822	265,390	252,425
Fuel	243,503	207,210	162,683
Food	124,933	114,064	118,899
Other	228,580	227,843	220,079

Total cruise operating expense	1,467,876	1,347,176	1,289,794

Other operating expense
Marketing, general and administrative	251,351	264,152	241,615
Depreciation and amortization	183,985	170,191	152,700

Total other operating expense	435,336	434,343	394,315

Operating income	316,112	230,609	171,095

Non-operating income (expense)
Interest income	38	100	836
Interest expense, net of capitalized interest	(190,225)	(173,772)	(115,350)
Other income (expense)	934	(33,951)	10,371

Total non-operating income (expense)	(189,253)	(207,623)	(104,143)

Net income	$126,859	$22,986	$66,952

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31,
	2011	2010	2009
Net income	$126,859	$22,986	$66,952

Other comprehensive income (loss):
Change related to Shipboard Retirement Plan	(2,615)	349	(6,151)
Changes related to cash flow hedges:
Net gain related to cash flow hedges	15,198	4,726	6,688
Amount realized and reclassified into earnings	(36,686)	(3,065)	1,625

Total other comprehensive income (loss)	(24,103)	2,010	2,162

Total comprehensive income	$102,756	$24,996	$69,114

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$58,926	$55,047
Accounts receivable, net	8,159	7,879
Inventories	36,234	32,763
Prepaid expenses and other assets	48,824	42,552

Total current assets	152,143	138,241
Property and equipment, net	4,640,093	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	167,383	192,057

Total assets	$5,562,411	$5,572,371

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$200,582	$78,237
Accounts payable	80,327	64,399
Accrued expenses and other liabilities	211,065	216,501
Advance ticket sales	325,472	294,180

Total current liabilities	817,446	653,317
Long-term debt	2,837,499	3,125,848
Other long-term liabilities	63,003	52,680

Total liabilities	3,717,948	3,831,845

Commitments and contingencies (Note 9)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,973	2,330,792
Accumulated other comprehensive income (loss)	(19,794)	4,309
Retained earnings (deficit)	(467,741)	(594,600)

Total shareholders’ equity	1,844,463	1,740,526

Total liabilities and shareholders’ equity	$5,562,411	$5,572,371

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income	$126,859	$22,986	$66,952
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	211,049	191,913	169,701
Loss on translation of debt	—	—	22,677
Loss (gain) on derivatives	(2,338)	603	(35,488)
Write-off of deferred financing fees	—	6,410	6,744
Share-based compensation expense	1,211	2,520	4,075
Changes in operating assets and liabilities:
Accounts receivable, net	(280)	(11)	(532)
Inventories	(3,471)	(3,898)	629
Prepaid expenses and other assets	(4,264)	128,993	(95,059)
Accounts payable	15,928	36,023	(42,036)
Accrued expenses and other liabilities	(15,876)	6,136	15,075
Advance ticket sales	28,172	38,748	4,794

Net cash provided by operating activities	356,990	430,423	117,532

Cash flows from investing activities
Additions to property and equipment	(184,797)	(977,466)	(161,838)

Net cash used in investing activities	(184,797)	(977,466)	(161,838)

Cash flows from financing activities
Repayments of long-term debt	(439,959)	(955,780)	(1,249,064)
Proceeds from long-term debt	273,375	1,601,659	1,121,021
Contribution from Affiliates, net	—	—	100,000
Other, primarily deferred financing fees	(1,730)	(93,941)	(63,216)

Net cash provided by (used in) financing activities	(168,314)	551,938	(91,259)

Net increase (decrease) in cash and cash equivalents	3,879	4,895	(135,565)
Cash and cash equivalents at beginning of year	55,047	50,152	185,717

Cash and cash equivalents at end of year	$58,926	$55,047	$50,152

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands)

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders’ Equity
Balance, December 31, 2008	$24	$2,242,946	$137	$(693,308)	$1,549,799
Effect of cumulative change in accounting policy (Note 2)	—	—	—	8,770	8,770
Share-based compensation	—	4,075	—	—	4,075
Contribution from Affiliates, net (Note 5)	1	99,999	—	—	100,000
Transactions with Affiliates, net (Note 5)	—	(18,718)	—	—	(18,718)
Other comprehensive income	—	—	2,162	—	2,162
Net income	—	—	—	66,952	66,952

Balance, December 31, 2009	25	2,328,302	2,299	(617,586)	1,713,040
Share-based compensation	—	2,520	—	—	2,520
Transactions with Affiliates, net (Note 5)	—	(30)	—	—	(30)
Other comprehensive income	—	—	2,010	—	2,010
Net income	—	—	—	22,986	22,986

Balance, December 31, 2010	25	2,330,792	4,309	(594,600)	1,740,526
Share-based compensation	—	1,211	—	—	1,211
Transactions with Affiliates, net (Note 5)	—	(30)	—	—	(30)
Other comprehensive loss	—	—	(24,103)	—	(24,103)
Net income	—	—	—	126,859	126,859

Balance, December 31, 2011	$25	$2,331,973	$(19,794)	$(467,741)	$1,844,463

Accumulated other comprehensive income (loss) for the year ended December 31, 2011 was as follows:

	Accumulated Other Comprehensive Income (Loss)	Change Related to Cash Flow Hedges	Change Related to Shipboard Retirement Plan
Accumulated other comprehensive income (loss) at beginning of year	$4,309	$10,111	$(5,802)
Current period other comprehensive loss	(24,103)	(21,488)	(2,615)

Accumulated other comprehensive income (loss) at end of year	$(19,794)	$(11,377)	$(8,417)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

The Norwegian Cruise Line brand commenced operations out of Miami in 1966. On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Genting Hong Kong Limited and its affiliates (“Genting HK”).

In January 2008, the Apollo Funds and the TPG Viking Funds acquired 37.5% and 12.5%, respectively, of our outstanding ordinary share capital through an equity investment of $1.0 billion and Apollo was afforded majority control of our Board of Directors. Our current shareholders and their relative ownership percentages of our outstanding ordinary shares are as follows: Genting HK (50.0%), the Apollo Funds (37.5%), and the TPG Viking Funds (12.5%).

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), Central and South America, Bermuda, the Caribbean, the Mediterranean and the Baltic. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” on all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. As of December 31, 2011, we operated 11 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles and actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Change in Accounting Policy

During the fourth quarter of 2011, we changed our method of accounting for credit card fees and certain sales incentives paid to our employees associated with passenger ticket sales. Previously, we expensed credit card fees when paid to the processors and sales incentives when paid to the employee (the “direct method”). Such costs are direct and incremental to the sale of passenger tickets, and accordingly we have elected to expense these amounts when the revenue is recognized for the associated voyage (the “deferral method”). We view the deferral method as the preferable method as, among other factors, it better matches our costs with the recognition of the associated revenue and internally aligns our cost deferral policies with other comparable costs. We have adopted this change on a retrospective basis for the prior periods presented. The effects of these changes on the consolidated balance sheets were as follows (in thousands):

	December 31, 2011			December 31, 2010
	Direct Method	Deferral Method	Effect of Change	Direct Method	Deferral Method	Effect of Change
Prepaid expenses and other assets	$40,124	$48,824	$8,700	$33,694	$42,552	$8,858

Retained earnings (deficit)	$(476,441)	$(467,741)	$8,700	$(603,458)	$(594,600)	$8,858

The effects of the change on our consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 were immaterial; however, due to seasonality of our business, these changes may be material to our interim periods and, if material, will be disclosed in any interim periods presented. The cumulative effect of this change on the opening balance sheet for the year ended December 31, 2009 was an increase to prepaid expenses and other assets of $8.8 million and a decrease to our retained earnings (deficit) of $8.8 million.

Reclassification

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, and include cash and investments with original maturities of three months or less at acquisition and also include amounts due from credit card processors.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements and is included in prepaid expenses and other assets and other long-term assets in our consolidated balance sheets.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $1.9 million and $0.8 million as of December 31, 2011 and 2010, respectively.

Inventories

Inventories mainly consist of provisions, supplies and fuel and are carried at the lower of cost or market using the first-in, first-out method of accounting.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising costs of $5.0 million and $1.0 million as of December 31, 2011 and 2010, respectively, are included in prepaid expenses and other assets. Expenses related to advertising costs totaled $79.9 million, $87.4 million and $65.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements that we believe add value to our ships are capitalized as a cost of the ship while costs of repairs and maintenance, including Dry-docking costs, are charged to expense as incurred. During ship construction, certain interest is capitalized as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income (expense) in our consolidated statements of operations.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated residual values of ships as follows:

Useful Life
Ships	30 years
Buildings	15-30 years
Computer hardware and software	3-5 years
Other property and equipment	3-40 years
Leasehold improvements	Shorter of lease term or asset life

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or related asset life.

Long-lived assets are reviewed for impairment, based on estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

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

Revenue and Expense Recognition

Deposits received from customers for future voyages are recorded as advance ticket sales and are subsequently recognized as passenger ticket revenue along with onboard and other revenue, and all associated direct costs of a voyage are recognized as cruise operating expenses, on a pro rata basis over the period of the voyage.

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $129.4 million, $110.0 million and $96.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. We translate assets and liabilities of our foreign subsidiaries at exchange rates in effect at the balance sheet date. Gains or losses resulting from transactions denominated in other currencies are recognized in our consolidated statements of operations within other income (expense) and such gains or losses were immaterial as of December 31, 2011, 2010 and 2009.

Derivative Instruments and Hedging Activity

From time to time we enter into derivative contracts, primarily forward, swap, option and three-way collar contracts, to reduce our exposure to fluctuations in foreign currency exchange, interest rates and fuel prices. The criteria used to determine whether a transaction qualifies for hedge accounting treatment includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge. As the derivative is marked to fair value, we elected an accounting policy to net the fair value of our derivatives when a master netting arrangement exists with our counterparties.

A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability may be designated as a cash flow hedge. Changes in fair value of derivative instruments that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are recognized in earnings. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in other income (expense) in our consolidated statements of operations. Realized gains and losses related to our fuel hedges are recognized in fuel expense.

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

Share-Based Compensation

We recognize expense for our share-based compensation awards using a fair-value-based method. Share-based compensation expense is recognized over the requisite service period for awards that are based on service period and not contingent upon any future performance. We refer you to Note 7 “Employee Benefits and Share Option Plans.”

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

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. Revenue attributable to North American passengers was 83% for each of the years ended December 31, 2011, 2010 and 2009. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships.

3.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2011	2010
Ships	$5,314,651	$5,269,084
Ships under construction	184,498	77,045
Land	1,009	1,009
Other	202,928	186,770

	5,703,086	5,533,908
Less: accumulated depreciation and amortization	(1,062,993)	(894,627)

Total	$4,640,093	$4,639,281

Depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009 was $184.0 million, $170.2 million and $152.7 million, respectively. Repairs and maintenance expenses including Dry-docking expenses were $64.7 million, $60.9 million and $50.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Ships under construction include progress payments to the shipyard, planning and design fees, loan interest and commitment fees and other associated costs. Interest costs associated with the construction of ships that were capitalized during the construction period amounted to $16.7 million, $8.8 million and $12.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

4.	Long-Term Debt

Long-term debt consisted of the following:

	Interest Rate December 31,			December 31,
	2011	2010	Maturities Through	2011	2010
				(in thousands)
€662.9 million Norwegian Epic Term Loan (1)	2.46%	2.63%	2022	$723,990	$783,624
€624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility (1)	3.35%	3.40%	2019	623,678	623,678
$450.0 million 11.75% Senior Secured Notes (2)	11.75%	11.75%	2016	445,914	445,334
€308.1 million Pride of Hawai’i Loan (1)	2.20%	2.08%	2018	284,449	284,449
$250.0 million 9.50% Senior Unsecured Notes	9.50%	9.50%	2018	250,000	250,000
$334.1 million Norwegian Jewel Term Loan	3.18% - 6.86%	3.04% - 6.86%	2017	188,216	192,128
€258.0 million Pride of America Hermes Loan (1)	3.28% - 6.47%	3.05% - 6.47%	2017	172,463	180,153
$750.0 million Senior Secured Revolving Credit Facility	4.31%	4.31%	2015	128,000	307,000
€529.8 million Breakaway One Loan (1)	2.18%	1.90%	2025	118,651	49,768
€529.8 million Breakaway Two Loan (1)	4.50%	4.50%	2026	49,768	49,768
€40.0 million Pride of America Commercial Loan (1)	3.28% - 7.35%	3.05% - 7.35%	2017	26,215	27,384
€126 million Norwegian Jewel Term Loan	2.11%	—	2016	10,212	—
€126 million Norwegian Jade Term Loan	2.11%	—	2017	10,212	—
Capital lease obligations	3.75% - 5.00%	3.75% - 4.74%	2014	6,313	10,799

Total debt				3,038,081	3,204,085
Less: current portion of long-term debt				(200,582)	(78,237)

Total long-term debt				$2,837,499	$3,125,848

(1)	Currently U.S. dollar-denominated.
(2)	Net of unamortized original issue discount of $4.1 million and $4.7 million at December 31, 2011 and 2010, respectively.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense, net of capitalized interest was $26.1 million, $26.8 million (including a $6.4 million write-off of deferred financing fees) and $23.2 million (including a $6.7 million write-off of deferred financing fees) for the years ended December 31, 2011, 2010 and 2009, respectively.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of December 31, 2011. There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

The following are scheduled principal repayments on long-term debt including capital lease obligations as of December 31, 2011 for each of the next five years (in thousands):

Year	Amount
2012	$200,582
2013	218,514
2014	239,979
2015	399,355
2016	735,548
Thereafter	1,244,103

Total	$3,038,081

We had an accrued interest liability of $22.3 million and $22.0 million as of December 31, 2011 and 2010, respectively.

5.	Related Party Disclosures

Transactions with Genting HK, the Apollo Funds and the TPG Viking Funds

As of December 31, 2011, our shareholders and their share ownership were as follows:

Shareholder	Number of Shares	Percentage Ownership
Genting HK (1)	10,500,000	50.0%
Apollo Funds (2)	7,875,000	37.5%
TPG Viking Funds (3)	2,625,000	12.5%

(1)	Genting HK owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	The Apollo Funds own their ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).
(3)	The TPG Viking Funds own their ordinary shares through TPG Viking I, L.P., a Cayman Islands exempted limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands exempted limited partnership (576,118 ordinary shares) and TPG Viking AIV-III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. The agreement includes two one-year extension options which require the mutual consent of each party. The agreement also provides us with an option to purchase the ship during the Charter period.

In December 2009, we reduced additional capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a Charter agreement, to Genting HK.

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

In June 2009, the distribution of the S.S. United States to Genting HK resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant Charter agreement.

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued an additional 1,000,000 ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2011 and 2010.

6.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the amount recognized in accumulated other comprehensive income (loss) is released to earnings when the hedged transaction affects earnings. If the hedged forecasted transaction is no longer probable of occurring, then the cumulative change in accumulated other comprehensive income (loss) is recognized immediately in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands):

	December 31, 2011	December 31, 2010
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$5,484	$10,694
Other long-term assets	—	651
Other long-term liabilities	440	—

Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	4,377	—
Other long-term assets	740	—

Fuel options not designated as hedging instruments:
Accrued expenses and other liabilities	1,278	—
Other long-term liabilities	1,670	—

Foreign currency options designated as hedging instruments:
Other long-term liabilities	15,927	1,105

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3. Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, volatility, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of December 31, 2011, we had fuel swaps maturing through December 31, 2013 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 210 thousand metric tons and 99 thousand metric tons of our projected fuel purchases in 2012 and 2013, respectively.

The changes in fair value of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	00000	00000	00000
	Year Ended December 31,
	2011	2010	2009
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$(6,758)	$2,786	$8,313
Gain recognized in other income (expense) – ineffective portion	457	140	170

	$(6,301)	$2,926	$8,483

Fuel Collars and Options

As of December 31, 2011, we had fuel collars and fuel options maturing through December 31, 2013 which are used to mitigate the financial impact of increases in fuel prices pertaining to approximately 108 thousand metric tons and 36 thousand metric tons of our projected fuel purchases in 2012 and 2013, respectively.

The changes in fair value of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	00000	00000	00000
	Year Ended December 31,
	2011	2010	2009
Loss recognized in other comprehensive income (loss) – effective portion	$(147)	$—	$—
Loss recognized in other income (expense) – ineffective portion	(302)	—	—

	$(449)	$—	$—

The changes in fair value of the fuel options which were not designated as hedging instruments were as follows (in thousands):

	00000	00000	00000
	Year Ended December 31,
	2011	2010	2009
Gain recognized in other income (expense)	$2,422	$—	$—

Foreign Currency Options

Our exposure to market risk for fluctuations in foreign currency exchange rates relates primarily to ship construction contracts. As of December 31, 2011, we had foreign currency options consisting of call options with deferred premiums to hedge the exposure to upward movements in foreign currency exchange rate risk related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €385 million, or $499 million based on the euro/U.S. dollar exchange rate as of December 31, 2011.

The changes in fair value of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2011	2010	2009
Loss recognized in other comprehensive income (loss) – effective portion	$(14,583)	$(1,125)	$—
Gain (loss) recognized in other income (expense) – ineffective portion	(239)	20	—

	$(14,822)	$(1,105)	$—

Interest Rate Swap

In 2010 and 2009, we had an interest rate swap which matured in October 2010.

The changes in fair value of the interest rate swap which were not designated as a hedging instrument were as follows (in thousands):

	Year Ended December 31,
	2011	2010	2009
Loss recognized in other income (expense)	$—	$(623)	$(5,527)

Foreign Currency Forward Contract

In 2010 and 2009, we had a forward contract which settled in June 2010.

The changes in fair value of a foreign currency forward contract not designated as a hedging instrument were as follows (in thousands):

	Year Ended December 31,
	2011	2010	2009
Gain (loss) recognized in other income (expense)	$—	$(33,061)	$20,583

Fuel Derivative Contracts

In 2009, we had fuel derivatives which settled throughout the year.

The changes in fair value of fuel derivative contracts not designated as hedging instruments were as follows (in thousands):

	Year Ended December 31,
	2011	2010	2009
Gain recognized in other income (expense)	$—	$—	$20,399

Other

The carrying amounts reported in the consolidated balance sheets of all other financial assets and liabilities approximate fair value.

Long-Term Debt

As of December 31, 2011 and December 31, 2010, the fair value of our long-term debt, including the current portion, was $3,113.9 million and $3,263.7 million, respectively, which was $75.8 million and $59.6 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

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

If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered Level 3 inputs. We do not believe that we have any impairment to our goodwill or tradenames as of December 31, 2011. We believe our estimates and judgments with respect to our goodwill and tradenames are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

7.	Employee Benefits and Share Option Plans

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. The Genting HK, Apollo Funds and the TPG Viking Funds are entitled to initially receive any distributions made by the Company, pro rata based on their shareholdings in the Company. Once the Genting HK, Apollo Funds and the TPG Viking Funds receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

Profits interests, generally consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to senior management. The TBUs generally vest over five years and upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the profits interests was computed using a binomial (lattice) model using the following assumptions:

	2011	2010	2009
Dividend yield	0%	0%	0%
Expected stock price volatility	50.00%	50.00%	59.20%
Risk-free interest rate	1.41%	1.41%	3.39%
Expected unit life	3 years	3 years	3 years

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

The aggregate fair value for the profits interests as of December 31, 2011 was comprised of $12.9 million for PBUs and $8.1 million for TBUs. Total share-based compensation expense recognized for the years ended December 31, 2011, 2010 and 2009 was $1.2 million, $2.5 million and $3.7 million, respectively, and was recorded in marketing, general and administrative expense. As of December 31, 2011, there was $0.7 million of total unrecognized compensation expense related to TBU non-vested shares. As of December 31, 2011, there was no aggregate intrinsic value of options outstanding and exercisable. Pertinent information covering the profits interests pursuant to the profits sharing agreement was as follows:

	Number of Shares		TBUs Weighted- Average Price	PBUs Weighted- Average Price
	TBUs	PBUs
Outstanding as of December 31, 2010	363,100	545,500	$19.67	$20.38
Granted	28,750	24,500	$11.00	$18.36
Forfeited	(7,500)	(10,500)	$12.01	$17.73

Outstanding as of December 31, 2011	384,350	559,500	$19.17	$20.34

Vested as of December 31, 2011	189,050	116,000	$22.32	$28.40

Non-vested as of December 31, 2011	195,300	443,500	$16.12	$18.23

Employee Benefit Plans

Certain of our employees are employed pursuant to agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the employee’s employment by us without cause or a termination by the employee for good reason. Severance generally includes a cash payment based on the employee’s base salary (and in some cases, bonus), and our payment of the employee’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with our former chief executive officer. As of December 31, 2011, the remaining liability was $12.2 million, which includes a fully vested co-investment profits interest award granted under the profits sharing agreement described above.

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

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.2 million, $0.2 million and $0.3 million were utilized in each of the years ended December 31, 2011, 2010 and 2009, respectively.

We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan. As of December 31, 2011 and 2010, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.7 million and $0.9 million, respectively.

We recorded expenses related to the above 401(k) Plan and SERP of $2.6 million, $2.7 million and $3.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Effective January 2009, we implemented the Shipboard Retirement Plan which computes benefits based on years of service, subject to eligibility requirements of the Shipboard Retirement Plan. The Shipboard Retirement Plan is unfunded with no plan assets. The projected benefit obligation of $1.0 million and $0.8 million was included in accrued expenses and other liabilities as of December 31, 2011 and 2010, respectively, and $12.3 million and $8.7 million was included in other long-term liabilities in our consolidated balance sheet as of December 31, 2011 and 2010, respectively. The amounts related to the Shipboard Retirement Plan were as follows (in thousands):

	Year Ended December 31,
	2011	2010	2009
Pension expense:
Service cost	$1,072	$980	$991
Interest cost	531	481	497
Amortization of prior service cost	378	378	378
Amortization of actuarial gain	—	(29)	—

Total pension expense	$1,981	$1,810	$1,866

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$9,478	$8,017	$7,939
Service cost	1,072	980	991
Interest cost	531	481	497
Actuarial loss (gain)	2,993	—	(1,410)
Direct benefit payments	(745)	—	—

Projected benefit obligation at end of year	$13,329	$9,478	$8,017

Amounts recognized in the consolidated balance sheets:
Projected benefit obligation	$13,329	$9,478	$8,017

Amounts recognized in accumulated other comprehensive income (loss):
Prior service cost	$(6,805)	$(7,183)	$(7,561)
Accumulated actuarial gain (loss)	(1,612)	1,381	1,410

Accumulated other comprehensive income (loss)	$(8,417)	$(5,802)	$(6,151)

The discount rates used in the net periodic benefit cost calculation for the years ended December 31, 2011, 2010 and 2009 were 5.5%, 6.0% and 8.0%, respectively, and the actuarial gain is amortized over 20.26 years. The discount rate is used to measure and recognize obligations, including adjustments to other comprehensive income (loss), and to determine expense during the periods. It is determined by using bond indices which reflect yields on a broad maturity and industry universe of high-quality corporate bonds.

The pension benefits expected to be paid in each of the next five years and in aggregate for the five years thereafter are as follows (in thousands):

Year	Amount
2012	$952
2013	658
2014	671
2015	694
2016	745
Next five years	4,966

8.	Income Taxes

We are incorporated in Bermuda, and our subsidiary, Arrasas Limited, is incorporated in the Isle of Man. Generally, we are not subject to income tax in respect of activities undertaken outside these countries.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035.

We previously had operations in Norway through NCL Holdings ASA (“NCLHA”) and its subsidiaries. Deferred tax assets and liabilities that relate to these prior operations are comprised of the following (in thousands):

	December 31,
	2011	2010
Deferred tax assets:
Loss carryforwards	$32,735	$38,499
Shares in NCL Cruises Ltd.	64,618	70,183
Pension obligation	418	479
Other	140	188

	97,911	109,349
Valuation allowance	(97,911)	(109,349)

Total net deferred taxes	$—	$—

Taxable losses in Norway can be carried forward indefinitely. Total losses available for carry forward related to NCLHA as of December 31, 2011 and 2010 are $116.9 million and $137.4 million, respectively.

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

Through 2009, income derived from our U.S.-flagged operation, net of applicable deductions, generally would have been subject to U.S. federal income taxation (generally at a rate of 35%) and state and local taxes. U.S.-sourced dividends and interest paid by our U.S.-flagged operation generally would have been subject to a 30% withholding tax, unless exempt under one of various exceptions.

In December 2009, NCL America Holdings, Inc., the tax owner of the assets of our U.S.-flagged operation, was converted to a limited liability company under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. Thus, subsequent to December 2009, taxes on the income from our U.S.-flagged operation are imposed on our shareholders and we may distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to section 1446 of the Code, withhold such taxes at the partnership level.

9.	Commitments and Contingencies

Operating Leases

Total expense under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $9.1 million, $12.4 million and $11.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

Year	Amount
2012	$6,669
2013	6,454
2014	6,008
2015	5,222
2016	4,746
Thereafter	15,199

Total	$44,298

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

Ship Construction Contracts

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships Norwegian Breakaway and Norwegian Getaway with financing commitments in place from a syndicate of banks for export credit financing. These ships, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2011. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

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

Port Facility Commitments

As of December 31, 2011, future commitments to pay for usage of certain port facilities were as follows (in thousands):

Year	Amount
2012	$22,527
2013	22,386
2014	25,032
2015	22,589
2016	21,634
Thereafter	31,603

Total	$145,771

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

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the year ended December 31, 2010, our service providers released in aggregate $89.3 million of collateral which was previously included in other long-term assets in our consolidated balance sheet.

10.	Supplemental Cash Flow Information

For the years ended December 31, 2011, 2010 and 2009 we paid interest and related fees of $186.7 million, $254.8 million and $150.4 million, respectively.

For the year ended December 31, 2009, we had non-cash financing activities of $297.8 million in connection with the transfers of Norwegian Sky, Norwegian Majesty and Norwegian Dream, as well as the distribution of the S.S. United States to Genting HK. We also had $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control. In addition, we had $37.1 million of deferred financing fees capitalized and accrued associated with amendments to our debt agreements, $6.9 million of non-cash activities in connection with our Shipboard Retirement Plan and $1.0 million for a note receivable.

For the years ended December 31, 2011 and 2010, we had no non-cash activities related to capital leases. For the year ended December 31, 2009, we had non-cash investing activities related to capital leases of $6.6 million.

11.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes, subject to customary automatic release provisions, on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the years ended December 31, 2011, 2010 and 2009, condensed consolidating balance sheets as of December 31, 2011 and December 31, 2010, and condensed consolidating statements of cash flows for the years ended December 31, 2011, 2010 and 2009, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the appraised value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$443,691	$1,119,672	$—	$1,563,363
Onboard and other	—	196,630	459,331	—	655,961

Total revenue	—	640,321	1,579,003	—	2,219,324

Cruise operating expense
Commissions, transportation and other	—	117,159	293,550	—	410,709
Onboard and other	—	53,117	116,212	—	169,329
Payroll and related	—	87,192	203,630	—	290,822
Fuel	—	89,091	154,412	—	243,503
Food	—	38,550	86,383	—	124,933
Other	—	73,776	154,804	—	228,580

Total cruise operating expense	—	458,885	1,008,991	—	1,467,876

Other operating expense
Marketing, general and administrative	—	94,472	156,879	—	251,351
Depreciation and amortization	—	55,939	128,046	—	183,985

Total other operating expense	—	150,411	284,925	—	435,336

Operating income	—	31,025	285,087	—	316,112

Non-operating income (expense)
Interest income	—	—	38	—	38
Interest expense, net of capitalized interest	(83,575)	(30,470)	(159,755)	83,575	(190,225)
Management fee	83,575	—	—	(83,575)	—
Other income (expense)	2,329	52	(1,447)	—	934
Equity in earnings of subsidiaries	124,530	—	—	(124,530)	—

Total non-operating income (expense)	126,859	(30,418)	(161,164)	(124,530)	(189,253)

Net income	$126,859	$607	$123,923	$(124,530)	$126,859

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$458,763	$953,022	$—	$1,411,785
Onboard and other	—	193,075	407,268	—	600,343

Total revenue	—	651,838	1,360,290	—	2,012,128

Cruise operating expense
Commissions, transportation and other	—	129,744	249,788	—	379,532
Onboard and other	—	51,941	101,196	—	153,137
Payroll and related	—	83,272	182,118	—	265,390
Fuel	—	82,071	125,139	—	207,210
Food	—	39,164	74,900	—	114,064
Other	—	73,044	154,799	—	227,843

Total cruise operating expense	—	459,236	887,940	—	1,347,176

Other operating expense
Marketing, general and administrative	—	106,529	157,623	—	264,152
Depreciation and amortization	—	56,027	114,164	—	170,191

Total other operating expense	—	162,556	271,787	—	434,343

Operating income	—	30,046	200,563	—	230,609

Non-operating income (expense)
Interest income	3	—	97	—	100
Interest expense, net of capitalized interest	(107,631)	(29,854)	(143,918)	107,631	(173,772)
Management fee	107,631	—	—	(107,631)	—
Other expense	(33,497)	(192)	(262)	—	(33,951)
Equity in earnings of subsidiaries	56,480	—	—	(56,480)	—

Total non-operating income (expense)	22,986	(30,046)	(144,083)	(56,480)	(207,623)

Net income	$22,986	$—	$56,480	$(56,480)	$22,986

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$430,432	$862,379	$—	$1,292,811
Onboard and other	—	188,241	374,152	—	562,393

Total revenue	—	618,673	1,236,531	—	1,855,204

Cruise operating expense
Commissions, transportation and other	—	130,221	247,157	—	377,378
Onboard and other	—	53,391	104,939	—	158,330
Payroll and related	—	79,678	172,747	—	252,425
Fuel	—	66,766	95,917	—	162,683
Food	—	42,619	76,280	—	118,899
Other	—	63,906	156,173	—	220,079

Total cruise operating expense	—	436,581	853,213	—	1,289,794

Other operating expense
Marketing, general and administrative	—	102,239	139,376	—	241,615
Depreciation and amortization	—	56,831	95,869	—	152,700

Total other operating expense	—	159,070	235,245	—	394,315

Operating income	—	23,022	148,073	—	171,095

Non-operating income (expense)
Interest income	1	—	835	—	836
Interest expense, net of capitalized interest	(67,063)	(23,153)	(92,197)	67,063	(115,350)
Management fee	67,063	—	—	(67,063)	—
Other income (expense)	(5,679)	623	15,427	—	10,371
Equity in earnings of subsidiaries	72,630	—	—	(72,630)	—

Total non-operating income (expense)	66,952	(22,530)	(75,935)	(72,630)	(104,143)

Net income	$66,952	$492	$72,138	$(72,630)	$66,952

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2011

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,133	$51,793	$—	$58,926
Accounts receivable, net	—	1,852	6,307	—	8,159
Due from Affiliate, net	2,451,062	—	—	(2,451,062)	—
Inventories	—	10,983	25,251	—	36,234
Prepaid expenses and other assets	13,287	5,840	29,697	—	48,824

Total current assets	2,464,349	25,808	113,048	(2,451,062)	152,143
Property and equipment, net	—	1,227,082	3,413,011	—	4,640,093
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	56,972	—	110,411	—	167,383
Investment in subsidiaries	215,969	—	—	(215,969)	—

Total assets	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$46,029	$—	$154,553	$—	$200,582
Accounts payable	—	608	79,719	—	80,327
Accrued expenses and other liabilities	26,815	44,556	139,694	—	211,065
Due to Affiliates, net	—	764,978	1,686,084	(2,451,062)	—
Advance ticket sales	—	—	325,472	—	325,472

Total current liabilities	72,844	810,142	2,385,522	(2,451,062)	817,446
Long-term debt	1,401,563	—	1,435,936	—	2,837,499
Other long-term liabilities	21,212	2,416	39,375	—	63,003

Total liabilities	1,495,619	812,558	3,860,833	(2,451,062)	3,717,948

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,973	379,946	231,495	(611,441)	2,331,973
Accumulated other comprehensive loss	(19,794)	—	(8,418)	8,418	(19,794)
Retained earnings (deficit)	(467,741)	60,362	(535,258)	474,896	(467,741)

Total shareholders’ equity	1,844,463	440,332	(224,363)	(215,969)	1,844,463

Total liabilities and shareholders’ equity	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,833	$47,214	$—	$55,047
Accounts receivable, net	1,314	403	6,162	—	7,879
Due from Affiliate, net	2,625,297	—	—	(2,625,297)	—
Inventories	—	11,116	21,647	—	32,763
Prepaid expenses and other assets	10,943	5,064	26,545	—	42,552

Total current assets	2,637,554	24,416	101,568	(2,625,297)	138,241
Property and equipment, net	—	1,247,212	3,392,069	—	4,639,281
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	65,981	25	126,051	—	192,057
Investment in subsidiaries	92,843	—	—	(92,843)	—

Total assets	$3,399,170	$1,271,653	$3,619,688	$(2,718,140)	$5,572,371

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$78,237	$—	$78,237
Accounts payable	—	998	63,401	—	64,399
Accrued expenses and other liabilities	24,298	46,086	146,117	—	216,501
Due to Affiliates, net	—	782,806	1,842,491	(2,625,297)	—
Advance ticket sales	—	—	294,180	—	294,180

Total current liabilities	24,298	829,890	2,424,426	(2,625,297)	653,317
Long-term debt	1,626,012	0	1,499,836	—	3,125,848
Other long-term liabilities	8,334	2,038	42,308	—	52,680

Total liabilities	1,658,644	831,928	3,966,570	(2,625,297)	3,831,845

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,792	379,946	230,283	(610,229)	2,330,792
Accumulated other comprehensive income (loss)	4,309	—	(5,802)	5,802	4,309
Retained earnings (deficit)	(594,600)	59,755	(659,181)	599,426	(594,600)

Total shareholders’ equity	1,740,526	439,725	(346,882)	(92,843)	1,740,526

Total liabilities and shareholders’ equity	$3,399,170	$1,271,653	$3,619,688	$(2,718,140)	$5,572,371

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$126,859	$607	$123,923	$(124,530)	$126,859
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	11,405	55,939	143,705	—	211,049
Gain on derivatives	(2,338)	—	—	—	(2,338)
Share-based compensation expense	—	—	1,211	—	1,211
Equity in earnings of subsidiaries	(124,530)	—	—	124,530	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,314	(1,449)	(145)	—	(280)
Inventories	—	133	(3,604)	—	(3,471)
Prepaid expenses and other assets	(3,840)	(751)	327	—	(4,264)
Accounts payable	—	(390)	16,318	—	15,928
Accrued expenses and other liabilities	171,860	(18,980)	(168,756)	—	(15,876)
Advance ticket sales	—	—	28,172	—	28,172

Net cash provided by operating activities	180,730	35,109	141,151	—	356,990

Cash flows from investing activities
Additions to property and equipment	—	(35,809)	(148,988)	—	(184,797)

Net cash used in investing activities	—	(35,809)	(148,988)	—	(184,797)

Cash flows from financing activities
Repayments of long-term debt	(363,000)	—	(76,959)	—	(439,959)
Proceeds from long-term debt	184,000	—	89,375	—	273,375
Other	(1,730)	—	—	—	(1,730)

Net cash provided by (used in) financing activities	(180,730)	—	12,416	—	(168,314)

Net increase (decrease) in cash and cash equivalents	—	(700)	4,579	—	3,879
Cash and cash equivalents at beginning of year	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of year	$—	$7,133	$51,793	$—	$58,926

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$22,986	$—	$56,480	$(56,480)	$22,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	10,768	56,027	125,118	—	191,913
Loss on derivatives	603	—	—	—	603
Write-off of deferred financing fees	1,751	—	4,659	—	6,410
Share-based compensation expense	—	—	2,520	—	2,520
Equity in earnings of subsidiaries	(56,480)	—	—	56,480	—
Changes in operating assets and liabilities:
Accounts receivable, net	(25)	779	(765)	—	(11)
Inventories	—	1,109	(5,007)	—	(3,898)
Prepaid expenses and other assets	(3,849)	5,108	127,734	—	128,993
Accounts payable	—	(4,944)	40,967	—	36,023
Accrued expenses and other liabilities	118,779	(37,745)	(74,898)	—	6,136
Advance ticket sales	—	—	38,748	—	38,748

Net cash provided by operating activities	94,533	20,334	315,556	—	430,423

Cash flows from investing activities
Additions to property and equipment	—	(22,404)	(955,062)	—	(977,466)

Net cash used in investing activities	—	(22,404)	(955,062)	—	(977,466)

Cash flows from financing activities
Repayments of long-term debt	(774,526)	—	(181,254)	—	(955,780)
Proceeds from long-term debt	689,000	—	912,659	—	1,601,659
Other, primarily deferred financing fees	(9,007)	—	(84,934)	—	(93,941)

Net cash provided by (used in) financing activities	(94,533)	—	646,471	—	551,938

Net increase (decrease) in cash and cash equivalents	—	(2,070)	6,965	—	4,895
Cash and cash equivalents at beginning of year	—	9,903	40,249		50,152

Cash and cash equivalents at end of year	$—	$7,833	$47,214	$—	$55,047

NCL CORPORATION LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$66,952	$492	$72,138	$(72,630)	$66,952
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	5,579	56,831	107,291	—	169,701
Loss on translation of debt	—	—	22,677	—	22,677
Gain on derivatives	—	—	(35,488)	—	(35,488)
Write-off of deferred financing fees	6,744	—	—	—	6,744
Share-based compensation expense	4,075	—	—	—	4,075
Equity in earnings of subsidiaries	(72,630)	—	—	72,630	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,289)	(630)	1,387	—	(532)
Inventories	—	(498)	1,127	—	629
Prepaid expenses and other assets	7,794	1,830	(104,683)	—	(95,059)
Accounts payable	—	5,271	(47,307)	—	(42,036)
Accrued expenses and other liabilities	52,059	(49,722)	12,738	—	15,075
Advance ticket sales	—	—	4,794	—	4,794

Net cash provided by operating activities	69,284	13,574	34,674	—	117,532

Cash flows from investing activities
Additions to property and equipment	—	(11,168)	(150,670)	—	(161,838)

Net cash used in investing activities	—	(11,168)	(150,670)	—	(161,838)

Cash flows from financing activities
Repayments of long-term debt	(1,232,715)	—	(16,349)	—	(1,249,064)
Proceeds from long-term debt	1,121,021	—	—	—	1,121,021
Contribution from Affiliates, net	100,000	—	—	—	100,000
Other, primarily deferred financing fees	(57,945)	—	(5,271)	—	(63,216)

Net cash used in financing activities	(69,639)	—	(21,620)	—	(91,259)

Net increase (decrease) in cash and cash equivalents	(355)	2,406	(137,616)	—	(135,565)
Cash and cash equivalents at beginning of year	355	7,497	177,865		185,717

Cash and cash equivalents at end of year	$—	$9,903	$40,249	$—	$50,152