Form 20-F/A
period 2011-12-31
NCL CORP Ltd.
filed 2012-03-15
CIK 1318742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of NCL Corporation Ltd. for the fiscal year ended December 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 21, 2012 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to the Form 20-F/A is the first Interactive Data File that NCL Corporation Ltd. is required to submit under Rule 405 of Regulation S-T.

The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in anyway the disclosures made in the Form 20-F.

Item 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of NCL Corporation Ltd. (incorporated by reference to Exhibit 3.(A) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*

1.2	Amended and Restated Bye-Laws of NCL Corporation Ltd. dated January 7, 2008 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.1	Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)). *

2.2	Joinder, dated January 8, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.3	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.4	Joinder, dated January 7, 2008, to the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Corporation Ltd. and NCL Investment II Ltd. (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

2.5	Indenture, dated November 12, 2009, by and among NCL Corporation Ltd. as Issuer and Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited as subsidiary guarantors and US Bank National Association as Indenture Trustee with respect to $450 million 11.75% Senior Notes due 2016 (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-170141)).*

2.6	Indenture, dated November 9, 2010, by and among NCL Corporation Ltd. as Issuer and U.S. Bank National Association as Indenture Trustee with respect to $250.0 million 9.50% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Form S-1 filed on December 15, 2010 (File No. 333-170141)).*

2.7	Registration Rights Agreement, dated November 9, 2010, by and among NCL Corporation Ltd. and Deutsche Bank Securities Inc. with respect to $250.0 million 9.50% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Form S-1 filed on December 15, 2010 (File No. 333-170141)).*

4.1	€298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(E) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*+

4.2	Supplemental Amendments, to €298.0 million Pride of America Loans, dated as of April 4, 2003, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.3	Facility Agreement, dated as of September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.4	€334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, by and among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to
Exhibit 4.(H) to our F-4 filed on October 3, 2005 (File No. 333-128780)).*++

4.5	First Supplemental Deed, dated as of September 30, 2005, to €334.1 million Norwegian Jewel Loan, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.6	€308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.(I) to our F-4 filed on October 3, 2005 (File No. 333-128780)).* ++

4.7	Second Supplemental Deed, dated as of September 30, 2005, to €308.1 million Pride of Hawai’i Loan, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

Exhibit Number	Description of Exhibit

4.8	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank (incorporated by reference to Exhibit 10.(A) to our F-4 filed on October 3,
2005 (File No. 333-128780)).*

4.9	Up to €624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, among NCL Corporation Ltd., and a syndicate of international banks (incorporated by reference to Exhibit 4.24 to our annual report on Form 20-F filed on March 29, 2006 (File No. 333-128780)).*

4.10	Seventh Supplemental Deed to €258.0 million Pride of America Loans and Sixth Supplemental Deed to €40.0 million Pride of America Loans, both dated November 13, 2006, to €298.0 million Pride of America Loans, dated as of April 4, 2003, as amended, by an agreement dated April 20, 2004, by and among Pride of America Ship Holding, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.11	First Supplemental Deed, dated November 13, 2006, to Facility Agreement, dated September 23, 2005, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F filed on
March 6, 2007 (File No. 333-128780)).*+

4.12	Second Supplemental Deed, dated April 4, 2006, and Third Supplemental Deed, dated November 13, 2006, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.13	Third Supplemental Deed, dated November 13, 2006, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F filed on March 6,
2007 (File No. 333-128780)).*+

4.14	First Supplemental Deed, dated November 13, 2006, to up to €624.0 million Revolving Loan Facility Agreement, dated October 7, 2005, as amended, by and among NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.15	€662.9 million Syndicated Loan Facility, dated September 22, 2006, by and among F3 Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd., for the construction of Hull D33 at Aker Yards S.A. (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.16	Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A., and AOM No. 1, dated September 7, 2006, AOM No. 2, dated September 7, 2006, AOM No. 3, dated September 7, 2006, and AOM No. 4, dated September 7, 2006 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.17	Side Letter Agreement, dated as of September 7, 2006, by and between, F3 One, Ltd., F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.18	Office Lease Agreement, dated November 27, 2006, by and between NCL (Bahamas) Ltd. and Hines Reit Airport Corporate Center LLC and a related Guarantee by NCL Corporation Ltd., and First Amendment, dated November 27, 2006 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F filed on March 6, 2007 (File No. 333-128780)).*+

4.19	Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and NCL Corporation Ltd. (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*

4.20	Second Supplemental Deed, dated December 21, 2007, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks and related amended and restated Guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.21	Fourth Supplemental Deed, dated December 21, 2007, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

Exhibit Number	Description of Exhibit

4.22	Eighth Supplemental Deed to €258.0 million Pride of America Loan and Seventh Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated December 21, 2007, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and related amended and restated Guarantees by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.23	Fourth Supplemental Deed, dated December 21, 2007, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.24	Fifth Supplemental Deed, dated February 10, 2008, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.25	Third Supplemental Deed, dated December 21, 2007, to Facility Agreement, dated as of September 23, 2005, as amended, in connection with Letters of Credit required by the Merchant Services Bankcard Agreement, by and among NCL Corporation Ltd., Norwegian Sun Limited, Norwegian Dawn Limited and a syndicate of international banks (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.26	First Supplemental Deed, dated December 21, 2007, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.27	Amendment No. 1, dated December 1, 2006, Amendment No. 2, dated March 20, 2007, Amendment No. 3, dated July 31, 2007, and Amendment No. 4, dated December 10, 2007, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*++

4.28	Amendment No. 1, dated May 22, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.29	AOM No. 5, dated November 11, 2007, AOM No. 11, dated November 6, 2007, AOM No. 12, dated November 6, 2007, AOM No. 13, Revision C, dated November 6, 2007, AOM No. 13, Revision D, dated December 15, 2007, AOM No. 14, dated November 6, 2007, AOM No. 16, dated November 6, 2007, AOM No. 18, dated November 6, 2007, AOM No. 18 A, dated December 15, 2007, AOM No. 19, dated November 6, 2007, AOM No. 22, dated November 6, 2007, AOM No. 25, dated November 6, 2007, AOM No. 28 A, dated December 15, 2007, to Shipbuilding Contract for Hull No. D33, dated September 7, 2006, by and between F3 Two, Ltd. and Aker Yards S.A. (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F filed on March 13, 2008 (File No. 333-128780)).*+

4.30	Second Supplemental Deed, dated April 24, 2008, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F filed on April 7, 2009 (File No. 333-128780)).*+

4.31	Bareboat Charter Agreement, dated January 2, 2009, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F filed on April 7, 2009 (File No. 333-128780)).*+

4.32	Third Supplemental Deed, dated April 2, 2009, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among F3 Two, Ltd., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.33 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.33	Third Supplemental Deed, dated April 2, 2009, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 4.34 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.34	Fifth Supplemental Deed, dated April 2, 2009, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.35 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

Exhibit Number	Description of Exhibit

4.35	Ninth Supplemental Deed to €258.0 million Pride of America Loan and Eighth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated April 2, 2009, by and among Pride of America Ship Holding, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.36 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.36	Sixth Supplemental Deed, dated April 2, 2009, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks and a related amended and restated Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 4.37 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.37	First Lien Intercreditor Agreement, dated November 12, 2009, by and among Nordea Bank Norge ASA and U.S. Bank National Association (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F filed on February 24, 2010 (File No. 333-128780)).*

4.38	$750 million Credit Agreement, dated October 28, 2009, by and among NCL Corporation Ltd., various lenders and Nordea Bank Norge ASA (incorporated by reference to Exhibit 4.39 to Amendment No.1 to our annual report on Form 20-F filed on May 25, 2010 (File No. 333-128780)).*+

4.39	Amendment No. 5, dated February 2, 2010, to Office Lease Agreement, dated December 1, 2006, by and between Hines Reit Airport Corporate Center LLC and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 10.45 to Amendment No. 4 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.40	Seventh Supplemental Deed, dated October 19, 2009, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, Inc., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.25 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*

4.41	Eighth Supplemental Deed, dated July 22, 2010, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.26 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.42	Ninth Supplemental Deed, dated November 18, 2010, to €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended, by and among Pride of Hawai’i, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.27 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*

4.43	Sixth Supplemental Deed, dated July 22, 2010, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.44	Seventh Supplemental Deed, dated November 18, 2010, to $334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, as amended, by and among Norwegian Jewel Limited, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*

4.45	Tenth Supplemental Deed to €258.0 million Pride of America Loan and Ninth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated July 22, 2010, by and among Pride of America Ship Holding, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.46	Eleventh Supplemental Deed to €258.0 million Pride of America Loan and Tenth Supplemental Deed to €40.0 million Pride of America Loan, each dated as of April 4, 2003, each as amended, dated November 18, 2010, by and among Pride of America Ship Holding, LLC, NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.7 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*

4.47	Fourth Supplemental Deed, dated July 22, 2010, to €624.0 million Revolving Loan Facility Agreement, dated as of October 7, 2005, as amended, by and among NCL Corporation Ltd., Norwegian Pearl, Ltd., Norwegian Gem, Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.32 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.48	Fourth Supplemental Deed, dated June 9, 2010, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among Norwegian Epic, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.41 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

Exhibit Number	Description of Exhibit

4.49	Fifth Supplemental Deed, dated July 22, 2010, to €662.9 million F3 Two Loan, dated as of September 22, 2006, as amended, by and among Norwegian Epic, Ltd., NCL Corporation Ltd. and a syndicate of international banks (incorporated by reference to Exhibit 10.42 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.50	Shipbuilding Contract for Hull No. S.678, dated September 24, 2010, by and among Meyer Werft GMBH, Breakaway One, Ltd. and NCL Corporation Ltd. (incorporated by reference to Exhibit 10.55 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.51	Shipbuilding Contract for Hull No. S.692, dated September 24, 2010, by and among Meyer Werft GMBH, Breakaway Two, Ltd. and NCL Corporation Ltd. (incorporated by reference to Exhibit 10.56 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*+

4.52	€529.8 million Breakaway One Credit Agreement, dated November 18, 2010, by and among Breakaway One, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.57 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.53	€529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, by and among Breakaway Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.58 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.54	First Amendment, dated December 21, 2010, to €529.8 million Breakaway Two Credit Agreement, dated as of November 18, 2010, by and among Breakaway Two, Ltd. and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.59 to Amendment No. 2 to Form S-1 filed on January 31, 2011 (File No. 333-170141)).*

4.55	€126.1 million Pride of Hawai’i Credit Agreement, dated November 18, 2010, by and among Pride of Hawaii LLC and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.60 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.56	€126.1 million Norwegian Jewel Credit Agreement, dated November 18, 2010, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd. (incorporated by reference to Exhibit 10.61 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.57	Bareboat Charter Agreement, dated August 27, 2010, by and between Ample Avenue Limited and NCL (Bahamas) Ltd. (incorporated by reference to Exhibit 10.52 to Amendment No. 4 to Form S-1 filed on June 9, 2011 (File No. 333-170141)).*+

4.58	First Amendment, dated November 29, 2011, to €126.1 million Norwegian Jewel Credit Agreement, dated as of November 18, 2010, by and among Norwegian Jewel Limited and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.**

4.59	First Amendment, dated November 29, 2011, to €126.1 million Pride of Hawai’i Credit Agreement, dated as of November 18, 2010, by and among Pride of Hawaii, LLC and a syndicate of international banks and a related Guarantee by NCL Corporation Ltd.**

4.60	Employment Agreement by and between NCL (Bahamas) Ltd. and Kevin M. Sheehan, entered into on May 8, 2009, and effective on November 6, 2008 (incorporated herein by reference to Exhibit 10.62 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.61	Employment Agreement by and between NCL (Bahamas) Ltd. and Wendy A. Beck, entered into on October 21, 2010 and effective on September 20, 2010 (incorporated herein by reference to Exhibit 10.63 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.62	Employment Agreement by and between NCL (Bahamas) Ltd. and Andrew Stuart, entered into on July 9, 2008 (incorporated herein by reference to Exhibit 10.64 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.63	Employment Agreement by and between NCL (Bahamas) Ltd. and Maria Miller, entered into on June 1, 2009 (incorporated herein by reference to Exhibit 10.65 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

4.64	Employment Agreement by and between NCL (Bahamas) Ltd. and Robert Becker, entered into on March 17, 2008 (incorporated herein by reference to Exhibit 10.66 to Amendment No. 3 to Form S-1 filed on February 11, 2011 (File No. 333-170141)).*

8.1	List of subsidiaries of NCL Corporation Ltd.**

Exhibit Number	Description of Exhibit

12.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS	XBRL Instance Document+++

101.SCH	XBRL Taxonomy Extension Schema+++

101.CAL	XBRL Taxonomy Extension Calculation Linkbase+++

101.DEF	XBRL Taxonomy Extension Definition Linkbase+++

101.LAB	XBRL Taxonomy Extension Label Linkbase+++

101.PRE	XBRL Taxonomy Extension Presentation Linkbase+++

*	Incorporated by reference.
**	Previously filed.
+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
++	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
+++	As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

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

Date: March 15, 2012